As filed with the Securities and Exchange Commission on January 15, 2014

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-4

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

INDEPENDENT BANK GROUP, INC.

(Exact name of registrant as specified in its charter)

Texas	6022	13-4219346
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Address, including zip code and telephone number, including area code, of registrant’s principal executive offices)

Mr. David R. Brooks

Chairman and Chief Executive Officer

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

(Name, address, including zip code and telephone number, including area code, of agent for service)

Copies to:

Joseph A. Hoffman, Esq. Dudley Murrey, Esq. Andrews Kurth LLP 1717 Main Street, Suite 3700 Dallas, Texas 75201 (214) 659-4593	Mark Haynie, Esq. Haynie Rake Repass & Lowry, P.C. 14643 Dallas Parkway, Suite 550 Dallas, Texas 75254 (972) 716-1855	William T. Luedke IV, Esq. Jason M. Jean, Esq. Bracewell & Giuliani LLP 711 Louisiana Street, Suite 2300 Houston, Texas 77002-2770 (713) 223-2300

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the proposed merger described herein have been satisfied or waived.

If the securities being registered on this form are to be offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a nonaccelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐		Accelerated filer	☐
Nonaccelerated filer	☒	(Do not check if a smaller reporting company)	Smaller reporting company	☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price per Share	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee
Common Stock, $0.01 par value	3,616,060	$12.96	$46,846,533	$6,033.83

(1)	Estimated solely for the purpose of determining the registration fee in accordance with Rule 457(f)(2) and (f)(3) under the Securities Act by multiplying the book value of BOH Holdings, Inc. common stock of $9.91 per share as of December 31, 2013, by the maximum number of shares of BOH Holdings, Inc. common stock to be acquired by Registrant in the merger described herein, minus the cash portion of the merger consideration to be paid by the Registrant to the holder of shares of BOH Holdings, Inc. common stock.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this joint proxy statement/prospectus is not complete and may be changed. Independent may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2014

BOH HOLDINGS, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of BOH Holdings, Inc., or BOH Holdings, to be held on                     , 2014, at     [a.m./p.m.] Central Time, at the offices of Bank of Houston, 750 Bering Drive, Suite 100, Houston, Texas 77057. At this important special meeting, you will be asked to consider and vote on the approval of a reorganization agreement, which provides for the acquisition of BOH Holdings by Independent Bank Group, Inc., or Independent, through certain merger transactions. You may also be asked to adjourn the special meeting to a later date or dates, if the board of directors of BOH Holdings determines an adjournment is necessary.

Under the terms of the reorganization agreement, if the reorganization agreement is approved and the merger is completed, all outstanding shares of BOH Holdings common stock will be converted into an aggregate of 3,616,060 shares of Independent common stock and $34 million in cash, subject to downward adjustment, as set forth in the reorganization agreement.

The amount of per share merger consideration to be received by the BOH Holdings shareholders is dependent upon the number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. As of December 31, 2013, BOH Holdings had the following outstanding shares of common stock and securities convertible or exercisable, as the case may be, into common stock:

•	7,304,322 shares of BOH Holdings common stock issued and outstanding;

•	102,918 shares of BOH Holdings Series D preferred stock issued and outstanding under its Employee Stock Purchase Plan. On January 8, 2014, an additional 9,124 shares of BOH Holdings Series D preferred stock were issued, and BOH Holdings expects that it could issue up to an additional 30,000 shares of BOH Holdings Series D preferred stock prior to the effective time of the merger. Accordingly, BOH Holdings could have up to a total of 142,042 shares of BOH Holdings Series D preferred stock outstanding prior to the effective time of the merger. At least two business days prior to the effective time of the merger, all of the outstanding shares of BOH Holdings Series D preferred stock will be automatically converted into shares of BOH Holdings common stock on a one-for-one basis; and

•	711,712 outstanding and unexercised options to purchase shares of BOH Holdings common stock granted under the Amended and Restated 2008 BOHI Equity Incentive Plan (some of which will not vest until the approval of the reorganization agreement at the BOH Holdings special meeting) will, at least one business day prior to the effective time of the merger, be automatically exercised, on either a for-cash or cashless basis, at the election of the holder, into between 514,508 shares of BOH Holdings common stock if all such options are exercised on a cashless basis, and 711,712 shares of BOH Holdings common stock if all such options are exercised on a for-cash basis.

Under the terms of the reorganization agreement, upon consummation of the merger, each share of BOH common stock issued and outstanding immediately prior to the merger will be converted into the right to receive (a) cash in an amount equal to the quotient of (i) $34 million divided by (ii) the number of shares of BOH Holdings common stock outstanding immediately before the effective time of the merger, subject to downward adjustment as described in the reorganization agreement) and (b) the fraction of a share of Independent common stock equal to the quotient of (i) the quotient of (x) $136 million divided by (y) the number of shares of BOH Holdings common stock outstanding immediately before the effective time divided by (ii) $37.61.

Based on the share and option amounts on December 31, 2013 and including the additional BOH Holdings Series D preferred stock issued on January 8, 2014, and that are expected to be issued prior to the effective time of the merger, BOH Holdings would have had between 7,960,872 (assuming all option holders exercise on a cashless basis) and 8,158,076 (assuming all option holders exercise for cash) shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. Based on these estimates, at the effective time of the merger holders of BOH Holdings common stock will receive between 0.4432 and 0.4542 shares of Independent common stock (with cash in lieu of a fractional share) and between $4.17 and $4.27 in cash for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) that they own, with the cash portion of the per share merger consideration subject to downward adjustment as set forth in the reorganization agreement.

Independent’s common stock was listed on the NASDAQ Stock Market, Inc. Global Market System, or NASDAQ Global Market, through December 31, 2013, and is now listed on the NASDAQ Stock Market, Inc., Global Select Market System, or NASDAQ Global Select Market, under the symbol “IBTX.” The closing price of Independent’s common stock on December 31, 2013 was $49.66 per share. Based on the closing price of Independent common stock on December 31, 2013 of $49.66, and assuming no downward adjustment to the cash consideration, shareholders of BOH Holdings would receive merger consideration with a value of between $26.18 and $26.83 for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) that they own, depending upon the number of shares of BOH Holdings common stock outstanding at the effective time of the merger.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to BOH Holdings. We cannot complete the merger unless we obtain the necessary regulatory approvals and unless the holders of two-thirds of the shares of each of (i) BOH Holdings common stock and (ii) BOH Holdings Series D preferred stock, in each case, outstanding on                     , 2014, the record date of the BOH Holdings special meeting, approve the reorganization agreement. The board of directors of BOH Holdings unanimously supports the merger and recommends that you vote in favor of the reorganization agreement.

The accompanying joint proxy statement/prospectus contains a more complete description of the BOH Holdings special meeting and the terms of the reorganization agreement and the acquisition of BOH Holdings. In addition to being a proxy statement of BOH Holdings and Independent, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the merger. We urge you to review this entire document carefully, including the considerations discussed under “Risk Factors” beginning on page 42, and the appendices to the accompanying joint proxy statement/prospectus, which include the reorganization agreement. You may also obtain information about Independent from documents that Independent has filed with the Securities and Exchange Commission, or SEC.

Based on our reasons for the merger described in the accompanying joint proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Sandler O’Neill + Partners, L.P., or Sandler O’Neill, our board of directors believes that the transaction is fair from a financial point of view, to and in the best interests of its shareholders. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval of the reorganization agreement and adjournment of the BOH Holdings special meeting, if necessary.

We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

James D. Stein

President and Chief Executive Officer,

BOH Holdings, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Independent is offering through this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement/prospectus dated                     , 2014

and first mailed to shareholders of BOH Holdings on or about                     , 2014

The information in this joint proxy statement/prospectus is not complete and may be changed. Independent may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This joint proxy statement/prospectus is not an offer to sell these securities, and it is not soliciting to buy these securities, in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 15, 2014

INDEPENDENT BANK GROUP, INC.

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

You are cordially invited to attend the special meeting of shareholders of Independent Bank Group, Inc., or Independent, to be held on                     , 2014, at     [a.m./p.m.] Central Time, at the branch office of Independent Bank, 1600 Redbud Boulevard, Suite 100, McKinney, Texas 75069-3257. At this important special meeting, you will be asked to consider and vote on the approval of a reorganization agreement, which provides for the acquisition of BOH Holdings, Inc., or BOH Holdings, by Independent through certain merger transactions. You will be asked to approve the issuance of Independent common stock to BOH Holdings shareholders in connection with the merger and to vote on the election of three directors who are designees of BOH Holdings to fill newly created vacancies on the Independent board. You may also be asked to adjourn the special meeting to a later date or dates, if the board of directors of Independent determines it is necessary.

Under the terms of the reorganization agreement, if the reorganization agreement is approved and the merger is completed, all outstanding shares of BOH Holdings common stock will be converted into an aggregate of 3,616,060 shares of Independent common stock and $34 million in cash, subject to downward adjustment, as set forth in the reorganization agreement.

Independent’s common stock was listed on the NASDAQ Stock Market, Inc. Global Market System, through December 31, 2013, and is now listed on the NASDAQ Select Market, Inc. Global Select Market System, under the symbol “IBTX.” The closing price of Independent’s common stock on December 31, 2013 was $49.66 per share. Based on the closing price of Independent common stock on December 31, 2013 of $49.66, and assuming no downward adjustment, the amount of total merger consideration to be paid by Independent would have been valued at approximately $213,573,540.

Your vote is very important. Whether or not you plan to attend the special meeting, please take the time to vote by completing and mailing the enclosed proxy card to Independent or by following the instructions to vote via the Internet or by telephone as indicated on the proxy card. We cannot complete the merger unless we obtain the necessary regulatory approvals and unless the holders of at least two-thirds of the outstanding shares of Independent common stock approve the reorganization agreement, the holders of at least a majority of the votes cast at the Independent special meeting approve the issuance of shares of Independent common stock to the BOH Holdings shareholders, and at least a plurality of the votes cast at the Independent special meeting approve the election of the three BOH Holdings director nominees nominated by the Independent board of directors. Also, in order to pass a potential adjournment of the special meeting, at least the majority of the votes cast on this proposal must approve of the adjournment. The board of directors of Independent unanimously supports the merger and recommends that you vote in favor of all four proposals

The accompanying joint proxy statement/prospectus contains a more complete description of the Independent special meeting and the terms of the reorganization agreement and the acquisition of BOH Holdings. In addition to being a proxy statement of BOH Holdings and Independent, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the transaction. We urge you to review this entire document carefully, including the considerations discussed under “Risk Factors ” beginning on page 42, and the appendices to the accompanying joint proxy statement/prospectus, which include the reorganization agreement. You may also obtain information about Independent from documents that Independent has filed with the Securities and Exchange Commission, or SEC.

Based on our reasons for the merger described in the accompanying joint proxy statement/prospectus, including the fairness opinion issued by our financial advisor, Sterne, Agee & Leach, Inc., or Sterne Agee, our board of directors believes that the transaction is fair to Independent from a financial point of view. Accordingly, our board of directors unanimously recommends that you vote “FOR” approval of the reorganization agreement, the issuance of shares of Independent common stock to BOH Holdings shareholders, and the election of the aforementioned BOH Holdings director nominees, and adjournment of the Independent special meeting, if necessary.

We appreciate your continuing loyalty and support, and we look forward to seeing you at the special meeting.

David R. Brooks

Chairman of the Board and Chief Executive Officer

Independent Bank Group, Inc.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this joint proxy statement/prospectus or determined if this joint proxy statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The securities that Independent is offering through this document are not savings or deposit accounts or other obligations of any bank or nonbank subsidiary of either of our companies, and they are not insured by the Federal Deposit Insurance Corporation or any other governmental agency.

Joint proxy statement/prospectus dated                     , 2014

and first mailed to shareholders of Independent on or about                     , 2014

HOW TO OBTAIN ADDITIONAL INFORMATION

Certain business and financial information about Independent included in documents filed with the SEC has not been included in or delivered with this document. This information is described on page 291 under “Where You Can Find More Information.” You can obtain free copies of this information by writing or calling:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: Michelle S. Hickox

Executive Vice President and Chief Financial Officer

(972) 562-9004

To obtain timely delivery of the documents before the special meeting of shareholders of Independent or BOH Holdings, you must request the information by                     , 2014.

In addition, if Independent shareholders have specific questions about the merger or the Independent special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, for the Independent special meeting, they may contact Jan Webb, Executive Vice President and Secretary, at the following address or by calling the following telephone number:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

If BOH Holdings shareholders have specific questions about the merger or the BOH Holdings special meeting, need additional copies of this joint proxy statement/prospectus or need to obtain proxy cards or other information related to the proxy solicitation, for the BOH Holdings special meeting, they may contact John McWhorter, BOH Holdings’ Executive Vice President, Chief Financial Officer and Corporate Secretary, at the following address or by calling the following telephone number:

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, Texas 77057

(713) 789-6100

BOH Holdings does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and accordingly does not file documents or reports with the SEC.

PLEASE NOTE

We have not authorized anyone to provide you with any information other than the information included in this document and the documents to which we refer you. If someone provides you with other information, please do not rely on it as being authorized by us.

This joint proxy statement/prospectus has been prepared as of                     , 2014. There may be changes in the affairs of BOH Holdings or Independent since that date, which are not reflected in this document.

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, Texas 77057

(713) 789-6100

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the holders of BOH Holdings common stock and BOH Holdings Series D preferred stock:

The special meeting of holders of BOH Holdings common stock and BOH Holdings Series D preferred stock will be held on                     , 2014, at     [a.m./p.m.] Central Time, at the offices of Bank of Houston, 750 Bering Drive, Suite 100, Houston, Texas 77057 for the following purposes:

1.             To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, or the reorganization agreement, dated as of November 21, 2013, by and between Independent Bank Group, Inc., or Independent, and BOH Holdings, Inc., or BOH Holdings, pursuant to which BOH Holdings will merge with and into Independent, all on and subject to the terms and conditions contained therein, and the merger described therein; and

2.             To consider and vote upon any proposal to adjourn the special meeting to a later date or dates if the board of directors of BOH Holdings determines such an adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the special meeting.

Only holders of BOH Holdings common stock and BOH Holdings Series D preferred stock of record as of 5:00 p.m. on                     , 2014, will be entitled to notice of and to vote at the BOH Holdings special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of holders of BOH Holdings common stock and BOH Holdings Series D preferred stock without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

Holders of BOH Holdings common stock and BOH Holdings Series D preferred stock have the right to dissent from the merger and obtain payment in cash of the appraised fair value of their shares of BOH Holdings common stock under applicable provisions of the Texas Business Organizations Code, or TBOC. In order for a holder of BOH Holdings to perfect his or her right to dissent, such holder must carefully follow the procedure set forth in the TBOC. A copy of the applicable statutory provisions of the TBOC is included as Appendix D to the accompanying joint proxy statement/prospectus and a summary of these provisions can be found under the caption “The Merger—Dissenters’ Rights of BOH Holdings Shareholders.”

If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock, please contact John McWhorter, BOH Holdings’ Executive Vice President, Chief Financial Officer and Corporate Secretary, at (713) 789-6100.

By Order of the Board of Directors,

Donald L. Poarch

Chairman of the Board

Houston, Texas

                    , 2014

The board of directors of BOH Holdings unanimously recommends that you vote “FOR” the proposals to approve the reorganization agreement and any adjournment of the BOH Holdings special meeting, if necessary, among other things, to permit solicitation of additional proxies if there are not sufficient votes at the time of the BOH Holdings special meeting to constitute a quorum or to approve the reorganization agreement.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the BOH Holdings special meeting, please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope. You may revoke your proxy card in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the BOH Holdings special meeting, you may vote in person if you desire, even if you have previously returned your proxy card.

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

To the shareholders of Independent:

The special meeting of shareholders of Independent will be held on                     , 2014, at     [a.m./p.m.] Central Time, at the branch office of Independent Bank, 1600 Redbud Boulevard, Suite 100, McKinney Texas 75069-3257, for the following purposes:

1.         To consider and vote upon a proposal to approve the Agreement and Plan of Reorganization, or the reorganization agreement, dated as of November 21, 2013, by and between Independent Bank Group, Inc., or Independent, and BOH Holdings, Inc., or BOH Holdings, pursuant to which BOH Holdings will merge with and into Independent, all on and subject to the terms and conditions contained therein, and the merger described therein;

2.         To consider and vote upon a proposal to approve the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger;

3.         To consider and vote upon a proposal to elect the following three director nominees to fill the vacancies created when the Independent board expanded the board from ten (10) to thirteen (13) members:

•	James D. Stein, to serve as a Class I director for a term that will expire at the annual meeting of shareholders to be held in 2014;

•	Donald L. Poarch, to serve as a Class II director for a term that will expire at the annual meeting of shareholders to be held in 2015; and

•	J. Webb Jennings, III, to serve as a Class III director for a term that will expire at the annual meeting of shareholders to be held in 2016.

The election of these nominees is subject to, and will only become effective upon, the completion of the merger; and

4.         To consider and vote upon any proposal to adjourn the special meeting to a later date or dates, if the board of directors of Independent determines such an adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the special meeting to constitute a quorum or to approve the first three proposals listed above.

No other business may be conducted at the special meeting.

Only shareholders of Independent of record as of 5:00 p.m. on                     , 2014, will be entitled to notice of and to vote at the special meeting and any adjournments thereof. The special meeting may be adjourned from time to time upon approval of Independent’s shareholders without any notice other than by announcement at the meeting of the adjournment thereof, and any and all business for which notice is hereby given may be transacted at such adjourned meeting.

If you have any questions concerning the merger or the joint proxy statement/prospectus, would like additional copies of the joint proxy statement/prospectus or need help voting your shares of Independent common stock, please contact Jan Webb, Independent’s Executive Vice President and Secretary, at (972) 562-9004.

By Order of the Board of Directors,

David R. Brooks

Chairman of the Board

McKinney, Texas

                    , 2014

The board of directors of Independent unanimously recommends that you vote “FOR” the proposals to approve the reorganization agreement, the issuance of shares of Independent common stock, the election of the BOH Holdings nominees and the adjournment of the Independent special meeting, if necessary, among other things, to permit solicitation of additional proxies if there are not sufficient votes at the time of the Independent special meeting to constitute a quorum or to approve the other proposals.

Your Vote is Very Important

A proxy card is enclosed. Whether or not you plan to attend the Independent special meeting, please vote by completing, signing and dating the proxy card and promptly mailing it in the enclosed envelope or via the Internet or by telephone pursuant to the instructions provided on the enclosed proxy card. You may revoke your proxy card in the manner described in the joint proxy statement/prospectus at any time before it is exercised. If you attend the Independent special meeting, you may vote in person if you desire, even if you have previously returned your proxy card or submitted your vote via the Internet or by telephone.

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS	1

i

ii

iii

QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETINGS

The following are some questions that you may have regarding the Agreement and Plan of Reorganization, or the reorganization agreement, dated as of November 21, 2013, by and between Independent Bank Group, Inc., or Independent, and BOH Holdings, Inc., or BOH Holdings, and the special meetings, and brief answers to those questions. Independent and BOH Holdings advise you to read carefully the remainder of this joint proxy statement/prospectus because the information contained in this section does not provide all of the information that might be important to you with respect to the merger and the special meetings. Additional important information is also referred to under the caption “Where You Can Find More Information” beginning on page 291.

Q:	What are BOH Holdings shareholders being asked to vote upon?

A:	BOH Holdings is proposing to be acquired by Independent through certain merger transactions. As part of the overall transaction, the holders of the common stock of BOH Holdings, or BOH Holdings common stock, and the holders of Series D preferred stock, or BOH Holdings Series D preferred stock, are being asked to consider and vote on the following two proposals:

Proposal One: to approve the reorganization agreement, pursuant to which BOH Holdings will merge with and into Independent, with Independent being the surviving entity following the merger, which transaction is referred to herein as the merger and is further described in the section entitled “The Merger” beginning on page 77; and

Proposal Two: to approve the adjournment of the BOH Holdings special meeting to a later date or dates, if the board of directors of BOH Holdings determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the BOH Holdings special meeting to constitute a quorum or to approve the reorganization agreement.

No other business may be conducted at the BOH Holdings special meeting.

Q:	What are Independent shareholders being asked to vote upon?

A:	Independent is proposing to acquire BOH Holdings through the merger. As part of the overall transaction, the shareholders of Independent are being asked to consider and vote on the following four proposals:

Proposal One: to approve the reorganization agreement, pursuant to which BOH Holdings will merge with and into Independent, with Independent being the surviving entity following the merger, as is further described in the section entitled “The Merger” beginning on page 77;

Proposal Two: to approve the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger, which is further described in the section entitled “The Merger” beginning on page 77;

Proposal Three: to elect each of the following three director nominees designated pursuant to the reorganization agreement, or BOH Holdings nominees, whose directorships will only become effective upon consummation of the merger, and whose business experience and qualifications are further described in the section entitled “Management —Election of BOH Holdings Nominees to Fill New Director Seats” beginning on page 245, to fill the vacant seats, or the “new director seats,” created when the Independent board expanded its board from ten (10) to thirteen (13) members:

•	James D. Stein, to serve as a Class I director for a term that will expire at the annual meeting of shareholders to be held in 2014;

•	Donald L. Poarch, to serve as a Class II director for a term that will expire at the annual meeting of shareholders to be held in 2015; and

•	J. Webb Jennings, III, to serve as a Class III director for a term that will expire at the annual meeting of shareholders to be held in 2016.

Proposal Four: to approve the adjournment of the Independent special meeting to a later date or dates, if the board of directors of Independent determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Independent special meeting to constitute a quorum or to approve the first three proposals listed above.

No other business may be conducted at the Independent special meeting.

Q:	What will happen in the merger?

A:	In the merger, BOH Holdings will be merged with and into Independent, with Independent being the surviving entity. At the effective time of the merger, BOH Holdings will cease to exist. Immediately following the merger, Bank of Houston will be merged with and into Independent Bank, with Independent Bank being the surviving bank. Bank of Houston will cease to exist after the bank merger occurs. Bank of Houston is a commercial bank headquartered in Houston, Texas, and a wholly owned subsidiary of BOH Holdings. Independent Bank is a commercial bank headquartered in McKinney, Texas, and a wholly owned subsidiary of Independent. Upon the merger of BOH Holdings with and into Independent, the shares of BOH Holdings common stock will be converted into the right to receive the consideration described below. For ease of reference: (i) the merger of BOH Holdings with and into Independent is referred to in this joint proxy statement/prospectus as the “merger” and (ii) the merger of Bank of Houston with and into Independent Bank is referred to in this joint proxy statement/prospectus as the “bank merger.”

Q.	Why am I receiving this joint proxy statement/prospectus?

A:	BOH Holdings shareholders: BOH Holdings is sending these materials to holders of its common stock and its Series D preferred stock to help them decide how to vote their shares of BOH Holdings common stock and BOH Holdings Series D preferred stock with respect to the proposal to approve the reorganization agreement and the merger and other matters to be considered at the BOH Holdings special meeting and to solicit their proxies in respect of the BOH Holdings special meeting.

Independent shareholders: Independent is sending these materials to its shareholders to help them decide how to vote their shares of Independent common stock with respect to the reorganization agreement and other matters to be considered a the Independent special meeting and to solicit their proxies in respect of the Independent special meeting.

This document constitutes both a proxy statement of BOH Holdings and Independent and a prospectus of Independent. It is a joint proxy statement because the boards of directors of BOH Holdings and Independent are soliciting proxies using this document from their respective shareholders. It is a prospectus because Independent is offering shares of its common stock to BOH Holdings shareholders as part of the merger consideration to be provided to holders of BOH Holdings common stock in the merger.

Q.	What is the aggregate amount of consideration to be paid by Independent in the merger?

A:

Under the terms of the reorganization agreement, if the reorganization agreement is approved and the merger is completed, all outstanding shares of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) will be converted into an aggregate of 3,616,060 shares of Independent common stock and $34 million in cash, subject to downward adjustment, as set forth in the reorganization agreement. Based on the closing price of Independent common stock on the NASDAQ Global Market of $49.66 on December 31, 2013, the amount of total consideration to be paid by Independent would have been valued at approximately $213,573,540.

Q:	What consideration will BOH Holdings’ shareholders receive for each share of BOH Holdings common stock as a result of the merger?

A:	The amount of per share merger consideration to be received by the BOH Holdings shareholders is dependent upon the number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. As of December 31, 2013, BOH Holdings had the following outstanding shares of common stock and securities convertible or exercisable, as the case may be, into common stock:

•	7,304,322 shares of BOH Holdings common stock issued and outstanding;

•	102,918 shares of BOH Holdings Series D preferred stock issued and outstanding under its Employee Stock Purchase Plan. On January 8, 2014, an additional 9,124 shares of BOH Holdings Series D preferred stock were issued, and BOH Holdings expects that it could issue up to an additional 30,000 shares of BOH Holdings Series D preferred stock prior to the effective time of the merger. Accordingly, BOH Holdings could have up to a total of 142,042 shares of BOH Holdings Series D preferred stock outstanding prior to the effective time of the merger. At least two business days prior to the effective time of the merger, all of the outstanding shares of BOH Holdings Series D preferred stock will be automatically converted into shares of BOH Holdings common stock on a one-for-one basis; and

•	711,712 outstanding and unexercised options to purchase shares of BOH Holdings common stock granted under the Amended and Restated 2008 BOHI Equity Incentive Plan (some of which will not vest until the approval of the reorganization agreement at the BOH Holdings special meeting) will, at least one business day prior to the effective time of the merger, be automatically exercised, on either a for-cash or cashless basis, at the election of the holder, into between 514,508 shares of BOH Holdings common stock if all such options are exercised on a cashless basis, and 711,712 shares of BOH Holdings common stock if all such options are exercised on a for-cash basis.

Under the terms of the reorganization agreement, upon consummation of the merger, each share of BOH common stock issued and outstanding immediately prior to the merger will be converted into the right to receive (a) cash in an amount equal to the quotient of (i) $34 million divided by (ii) the number of shares of BOH Holdings common stock outstanding immediately before the effective time of the merger, subject to downward adjustment as described in the reorganization agreement) and (b) the fraction of a share of Independent common stock equal to the quotient of (i) the quotient of (x) $136 million divided by (y) the number of shares of BOH Holdings common stock outstanding immediately before the effective time divided by (ii) $37.61.

Based on the share and option amounts on December 31, 2013 and including the additional BOH Holdings Series D preferred stock issued on January 8, 2014, and that are expected to be issued prior to the effective time of the merger, BOH Holdings would have had between 7,960,872 (assuming all option holders exercise on a cashless basis) and 8,158,076 (assuming all option holders exercise for cash) shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger.

Based on these estimates, at the effective time of the merger, holders of BOH Holdings common stock will receive between 0.4432 and 0.4542 shares of Independent common stock (with cash in lieu of a fractional share) and between $4.17 and $4.27 in cash for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) that they own, with the cash portion of the per share merger consideration subject to downward adjustment as set forth in the reorganization agreement.

No fractional shares of Independent common stock will be issued in the merger. Rather, fractional shares of Independent common stock will be paid in cash, without interest, in an amount equal to the product of the fraction of a share of Independent common stock multiplied by the volume-weighted average of the sale price per share of Independent common stock on the NASDAQ Global Select Market for the twenty consecutive trading days ending on and including the third trading day preceding the effective time. The market price of shares of Independent common stock and the amount of issued and outstanding BOH Holdings Series D preferred stock and BOH Holdings options will fluctuate from the date of this joint proxy statement/prospectus to the date of completion of the merger, and these fluctuations could impact the amount of cash paid for fractional shares.

The aggregate cash consideration will be reduced if BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, is less than $70 million as of the closing date. If, as of the closing date, BOH Holdings’ tangible book value is less than $70 million, but equal to or more than $65 million, the aggregate cash consideration will be reduced by an amount equal to the product of (i) the difference between (x) $70 million minus (y) BOH Holdings’ tangible book value as of the closing date, multiplied by (ii) 2.4, in each case, as BOH Holdings tangible book value is calculated pursuant to the reorganization agreement. Independent will not be obligated to consummate the merger if BOH Holdings does not have a tangible book value, as calculated pursuant to the reorganization agreement, of at least $65 million as of the closing.

Q:	What is BOH Holdings’ current tangible book value? Are there factors which could change the tangible book value prior to closing?

BOH Holdings’ tangible book value was approximately $70.3 million as of September 30, 2013, before deductions contemplated by the reorganization agreement.

Tangible book value will increase or decrease by the amount of net income or net loss, respectively, of BOH Holdings through the closing date. Unrealized gains or losses in Bank of Houston’s securities portfolio and any costs and expenses associated with the redemption of the BOH Holdings Series C preferred stock, if Independent should require such a redemption, are excluded from the calculation of tangible book value. However, all costs and expenses of BOH Holdings and Bank of Houston related to the merger on an after-tax equivalent basis will be included as a deduction in the calculation of tangible book value. For more detail about how BOH Holdings’ tangible book value will be calculated pursuant to the reorganization agreement, see the section entitled “The Merger—Potential Downward Adjustment to the Amount of Cash Consideration in the Merger” beginning on page 80. Management of BOH Holdings estimates that BOH Holdings will have net income of approximately $6.0 million from September 30, 2013 through March 31, 2014 and aggregate merger related deductions to tangible book value of approximately $4.3 million. If these assumptions are correct, the amount of BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, would be approximately $72.0 million as of March 31, 2014. Independent may, but will not be required to, effect the merger if the BOH Holdings tangible book value, as calculated pursuant to the reorganization agreement, is less than $65 million. This amount is only an estimate and is based upon several assumptions, many of which are beyond the control of BOH Holdings. Accordingly, the actual amount of BOH Holdings’ tangible book value may vary from this estimated amount.

Q:	Do BOH Holdings shareholders have a choice of the form of consideration that they will receive in the merger?

A:	No. In accordance with the reorganization agreement and subject to downward adjustment in certain circumstances, each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) will be exchanged for the merger consideration, which is comprised of between $4.17 and $4.27 per share in cash and between 0.4432 and 0.4542 shares of Independent common stock, depending on the exact number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger.

Q.	Will Independent shareholders receive any consideration as a result of the merger?

A.	No. Whether or not the merger is completed, Independent shareholders will retain the Independent common stock that they currently own. They will not receive any merger consideration, whether cash or any additional shares of Independent common stock in the merger.

Q:	When do you expect the merger to be completed?

A:	We are working to complete the merger during the second quarter of 2014, although delays could occur.

Q:	Are there any risks I should consider in deciding whether I vote for the reorganization agreement?

A:	Yes. Set forth under the heading of “Risk Factors,” beginning on page 42, are a number of risk factors that you should consider carefully.

Q:	When and where will the special shareholders’ meetings be held?

A:	BOH Holdings shareholders: The BOH Holdings special meeting is scheduled to take place at [a.m./p.m.] Central Time, on , , 2014 at the offices of Bank of Houston, 750 Bering Drive, Suite 100, Houston, Texas 77057.

Independent shareholders: The Independent special meeting is scheduled to take place at     [a.m./p.m.] Central Time, on                     ,                     , 2014 at the branch office of Independent Bank, 1600 Redbud Boulevard, Suite 100, McKinney, Texas 75069.

Q:	Who is entitled to vote at the special meeting?

A:	BOH Holdings shareholders: The holders of record of BOH Holdings common stock and holders of record of BOH Holdings Series D preferred stock, as of 5:00 p.m. on , 2014, which is the date that BOH Holdings’ board of directors has fixed as the record date for the BOH Holdings special meeting, or the BOH Holdings record date, are entitled to vote at the BOH Holdings special meeting. Holders of BOH Holdings common stock and holders of BOH Holdings Series D preferred stock will each vote as separate class.

Independent shareholders: The holders of record of Independent common stock as of 5:00 p.m. on                     , 2014, which is the date that Independent’s board of directors has fixed as the record date for the Independent special meeting, are entitled to vote at the Independent special meeting.

Q:	What are my choices when voting?

A:	With respect to each of the proposals, you may vote for, against or abstain from voting on the proposals in question presented at either the BOH Holdings special meeting or the Independent special meeting as the case may be.

Q:	What votes are required for approval of the reorganization agreement?

A:	BOH Holdings shareholders: Approval of the reorganization agreement by BOH Holdings shareholders requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of BOH Holdings common stock and holders of at least two-thirds of the outstanding shares of BOH Holdings Series D preferred stock, each voting as a separate class, or shares of BOH Holdings common stock and shares of BOH Holdings Series D preferred stock.

Independent shareholders: Approval of the reorganization agreement by Independent shareholders requires the affirmative vote of the holders of at least two-thirds of the outstanding shares of Independent common stock or             shares of Independent common stock.

Q:	What votes are required to adjourn the special meeting?

A:	BOH Holdings shareholders: Adjournment of the BOH Holdings special meeting requires the approval of a majority of the votes cast by holders of BOH Holdings common stock and a majority of the votes cast by holders of the BOH Holdings Series D preferred stock, each voting as a separate class at the BOH Holdings special meeting.

Independent shareholders: To adjourn the Independent special meeting, the affirmative vote of a majority of votes cast on such proposal at the meeting is required.

Q:	What vote is required to approve the issuance of Independent common stock?

A:	Independent shareholders: Approval of the issuance of 3,616,060 shares of Independent common stock to be used as consideration in the merger requires the affirmative vote of the holders of the majority of the votes cast by holders of Independent common stock at the Independent special meeting.

Q:	What vote is required to elect the BOH Holdings nominees to fill the newly created vacancies on the board of directors of Independent?

A:	Independent shareholders: Election of the BOH Holdings nominees to fill the new director seats requires the affirmative vote of the holders of a plurality of all votes cast for such proposal at the Independent special meeting.

Q:	How does the board of directors of BOH Holdings recommend that I vote at the special meeting?

A:	The board of directors of BOH Holdings unanimously recommends that BOH Holdings shareholders vote their shares as follows:

Proposal One: FOR the approval of the reorganization agreement and the merger; and

Proposal Two: FOR the adjournment of the BOH Holdings special meeting to a later date or dates if the board of directors of BOH Holdings determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the BOH Holdings special meeting to constitute a quorum or to approve the reorganization agreement.

Q:	How does the board of directors of Independent recommend that I vote at the Independent special meeting?

A:	The board of directors of Independent unanimously recommends that Independent shareholders vote their shares as follows:

Proposal One: FOR the approval of the reorganization agreement and the merger;

Proposal Two: FOR the issuance of 3,616,060 shares of Independent common stock to BOH Holdings shareholders in connection with the merger;

Proposal Three: FOR the election of each of James D. Stein, Donald L. Poarch and J. Webb Jennings, III to fill the new director seats on the Independent board, with the election of such directors being subject to the completion of the merger; and

Proposal Four: FOR the adjournment of the Independent special meeting to a later date or dates, if the board of directors of Independent determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Independent special meeting to constitute a quorum or to approve the first three proposals listed above.

Q:	Do I have any rights to avoid participating in the merger?

A:	BOH Holdings shareholders: You have the right to dissent from the merger and seek payment of the appraised fair value of your shares in cash. In order for a shareholder of BOH Holdings to perfect his or her right to dissent, such shareholder must (i) deliver to BOH Holdings a written objection to the merger prior to the BOH Holdings special meeting that states that such shareholder will exercise his or her right to dissent if the reorganization agreement is approved and the merger is completed, (ii) vote his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock against approval of the reorganization agreement at the BOH Holdings special meeting, (iii) not later than the 20th day after Independent sends such shareholder notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock that states the number and class of shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock the shareholder owns, his or her estimate of the fair value of such shares and an address to which a notice relating to the dissent and appraisal procedures may be sent and (iv) not later than the 20th day after he or she makes that demand, submit to Independent the certificates representing his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock. The steps you must follow to perfect your right of dissent are described in greater detail under the caption “The Merger—Dissenters’ Rights of BOH Holdings Shareholders” starting on page 127, and this discussion is qualified by that description and by the text of the provisions of the TBOC relating to rights of dissent set forth in Appendix D hereto. The appraised fair value of your shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock may be more or less than the value of the Independent common stock and cash being paid in the merger. If the holders of more than 5% of the outstanding shares of BOH Holdings common stock dissent from the merger, Independent has the right to terminate the reorganization agreement.

Independent shareholders: No. The shareholders of Independent are not entitled to appraisal rights or dissenters’ rights in connection with the merger under Texas law or under the governing documents of Independent.

Q:	What happens if I transfer my shares after the record date for the special meetings?

A:	BOH Holdings shareholders: The record date for the BOH Holdings special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock after the applicable record date, but prior to the effective time of the merger, you will retain the right to vote at the BOH Holdings special meeting, but the right to receive the merger consideration will transfer with the shares of stock.

Independent shareholders: The record date for the Independent special meeting is earlier than the expected date of completion of the merger. Therefore, if you transfer your shares of Independent common stock after the applicable record date, but prior to the merger’s completion, you will retain the right to vote at the Independent special meeting.

Q:	What do I need to do now?

A:	BOH Holdings shareholders: After you have thoroughly read and considered the information contained in this joint proxy statement/prospectus, you simply need to vote your shares of BOH Holdings common stock and/or your shares of BOH Holdings Series D preferred stock at the BOH Holdings special meeting. The process for voting your shares depends on how your shares are held. Generally you may hold shares as the “record holder” (that is, in your own name) or in “street name” (that is, through a nominee, such as a broker or a bank). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder, you may vote by proxy or you may attend the BOH Holdings special meeting and vote in person. If you are a record holder on the record date for the BOH Holdings special meeting and want to vote your shares by proxy, simply indicate on the proxy card(s) applicable to your shares of BOH Holdings common stock and/or your BOH Holdings Series D preferred stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed envelope as soon as possible, but in any event no later than immediately prior to the vote at the BOH Holdings special meeting.

Your proxy card must be received by BOH Holdings by no later than the time the polls close for voting at the BOH Holdings special meeting for your vote to be counted at the BOH Holdings special meeting.

Voting your shares by proxy will enable your shares of BOH Holdings common stock and/or your shares of BOH Holdings Series D preferred stock to be represented and voted at the BOH Holdings special meeting if you do not attend the special meeting and vote your shares in person.

Independent shareholders: After you have thoroughly read and considered the information contained in this joint proxy statement/prospectus, you simply need to vote your shares of Independent common stock at the Independent special meeting. The process for voting your shares depends on how your shares are held. Generally you may hold shares as the “record holder” (that is, in your own name) or in “street name” (that is, through a nominee, such as a broker or a bank). If you hold shares in “street name,” you are considered the beneficial owner of those shares.

If you are a record holder on the record date for the Independent special meeting, you may vote by proxy or you may attend the Independent special meeting and vote in person. If you are a record holder and want to vote you shares by proxy, you have three ways to vote:

•	simply indicate on the proxy card(s) applicable to your Independent common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed postage-paid envelope as soon as possible, but in any event no later than immediately prior to the vote at the Independent special meeting;

•	call [TOLL-FREE NUMBER] using a touch-tone telephone and follow the instructions provided on the call; or

•	go to the website [VOTING WEBSITE] and follow the instructions for Internet voting on that website.

Your	proxy card must be received by Independent by no later than the time the polls close for voting at the Independent special meeting for your vote to be counted at the meeting. Please note that telephone and Internet voting will close at [a.m./p.m.] Central Time, on , 2014.

Voting	your shares by proxy will enable your shares of Independent common stock to be represented and voted at the Independent special meeting if you do not attend the Independent special meeting and vote your shares in person.

Q:	If my shares of common stock are held in “street name” by my broker, will my broker vote my shares for me?

A:	If your broker has not provided to you a proxy that allows you to vote your shares of common stock that it holds for you, your broker may vote your shares of common stock on the merger proposal only if you provide instructions to your broker on how to vote. You should instruct your broker how to vote your shares of common stock, following the directions your broker provides. If you do not provide instructions to your broker, your shares will not be voted, which will have the same effect as a vote against the proposal to approve the reorganization agreement.

Q:	How will my shares be voted if I return a signed and dated proxy card, but don’t specify how my shares will be voted?

A:	BOH Holdings shareholders: The shares to which such proxy card relates will be voted FOR approval of the reorganization agreement and the merger transactions contemplated therein and FOR any adjournments of the meeting that the board of directors of BOH Holdings deems necessary.

Independent shareholders: The shares to which such proxy card relates will be voted FOR approval of the reorganization agreement and the merger transactions contemplated therein, FOR approval of the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger, FOR election of each of the BOH Holdings nominees to fill the new director seats, and FOR any adjournments of the meeting that the board of directors of Independent deems necessary.

Q:	Can I attend the special meeting and vote in person?

A:	BOH Holdings shareholders: Yes. All BOH Holdings shareholders are invited to attend the BOH Holdings special meeting. Shareholders of record on the record date for the BOH Holdings special meeting can vote in person at the BOH Holdings special meeting.

Independent shareholders: Yes. All Independent shareholders are invited to attend the Independent special meeting. Shareholders of record on the record date for the Independent special meeting can vote in person at the Independent special meeting.

If your shares of Independent or BOH Holdings are held in “street name,” then you are not the shareholder of record. In order for you to vote the shares that you beneficially own and that are held in “street name” in person at the special meeting, you must bring a legal proxy from the broker, bank or other nominee that was the record holder of your shares held in “street name” as of 5:00 p.m. on                     , 2014,

confirming that you were the beneficial owner of those shares as of 5:00 p.m. on                     , 2014, stating the number of shares of which you were the beneficial owner that were held for your benefit at that time by that broker, bank or other nominee and appointing you as the record holder’s proxy to vote the shares covered by that proxy at the special meeting.

Q:	May I change my vote after I have submitted my proxy card?

A:	BOH Holdings shareholders: Yes. If a BOH Holdings shareholder is a holder of record, he or she may change his or her vote prior to such time that the proxy card for any such holder of BOH Holdings common stock or BOH Holdings Series D preferred stock must be received by:

•	delivering to BOH Holdings prior to the BOH Holdings special meeting a written notice of revocation addressed to: John McWhorter, Executive Vice President, Chief Financial Officer and Corporate Secretary, BOH Holdings, Inc., 750 Bering Drive, Suite 100, Houston, Texas 77057;

•	completing, signing and returning a new proxy card with a later date than your original proxy card, and any earlier proxy will be revoked automatically; or

•	attending the BOH Holdings special meeting and voting in person by ballot, and any earlier proxy will be revoked. However, simply attending the BOH Holdings special meeting without voting by ballot will not revoke your proxy.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Independent shareholders: Yes. Regardless of the method used to cast a vote, if an Independent shareholder is a holder of record, he or she may change his or her vote by:

•	delivering to Independent prior to the Independent special meeting a written notice of revocation addressed to: Jan Webb, Executive Vice President and Corporate Secretary, 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3257;

•	completing, signing and returning a new proxy card with a later date than your original proxy card prior to such time that the proxy card for any such holder of Independent common stock must be received, and any earlier proxy will be revoked automatically;

•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions indicated on the proxy card; or

•	attending the Independent special meeting and voting in person, and any earlier proxy will be revoked. However, simply attending the Independent special meeting without voting will not revoke your proxy.

If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted.

Q:	What happens if I abstain from voting or fail to instruct my broker to vote?

A:	BOH Holdings shareholders: If you are a record holder of BOH Holdings common stock and/or BOH Holdings Series D preferred stock and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits a proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of BOH Holdings common stock will be counted towards a quorum at the BOH Holdings special meeting, but such shares will have the same effect as a vote against the proposal to approve the reorganization agreement. Abstentions and broker nonvotes will have no effect on the proposal to adjourn the special meeting, if necessary.

Independent shareholders: If you are a record holder of Independent common stock and you abstain from voting or fail to instruct your broker to vote your shares and the broker submits a proxy, referred to as a broker nonvote, then the abstention or broker nonvote of shares of Independent common stock will be counted towards a quorum at the Independent special meeting, but such shares will have the same effect as a vote against the proposal to approve the reorganization agreement. Abstentions and broker nonvotes will have no effect on the proposals to issue shares of Independent common stock to BOH Holdings shareholders in connection with the merger, elect the BOH Holdings nominees to fill the new director seats, or adjourn the Independent special meeting, if necessary.

Q:	Should BOH Holdings shareholders send in their stock certificates now?

A:	No. As soon as practical after the effective time, with the intent to be ten business days after the effective time, Wells Fargo Bank, N.A., Independent’s exchange agent, will send the BOH Holdings shareholders written instructions for exchanging their stock certificates. BOH Holdings shareholders should not send their BOH Holdings stock certificates with their proxy card.

Q:	Who can help answer my questions?

A:	BOH Holdings shareholders: If you have additional questions about the merger, you should contact John McWhorter, Executive Vice President, Chief Financial Officer and Corporate Secretary, BOH Holdings, Inc., 750 Bering Drive, Suite 100, Houston, Texas 77057, telephone (713) 789-6100.

Independent shareholders: If you have additional questions about the merger, you should contact Jan Webb, Executive Vice President and Secretary, Independent Bank Group, Inc., 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069, telephone (972) 562-9004.

SUMMARY

This summary highlights selected information from this joint proxy statement/prospectus and may not contain all of the information that is important to you. Independent and BOH Holdings urge you to carefully read this entire document and the other information that is referred to in this joint proxy statement/prospectus. These documents will give you a more complete description of the items for consideration at the special meeting. For more information about Independent, see “Where You Can Find More Information” on page 292. Independent has included page references in this summary to direct you to other places in this joint proxy statement/prospectus where you can find a more complete description of the topics that Independent has summarized.

The Companies

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

Independent, a Texas corporation, is a bank holding company registered under the Bank Holding Company Act of 1956, as amended, or the BHC Act. Through Independent Bank, its wholly owned subsidiary bank, which is a Texas state bank, Independent provides a wide range of relationship driven, commercial banking products and services. Independent currently operates a total of 30 full-service banking centers in 26 communities, with 22 in the Dallas/Fort Worth metropolitan area, including McKinney, Dallas, Plano and Denton, and eight in the greater Austin, Texas area, including Austin and Waco. As of September 30, 2013, on a consolidated basis, Independent had total assets of $2.0 billion, total loans of $1.5 billion, total deposits of $1.5 billion and shareholders’ equity of $219 million.

During fourth quarter of 2013, Independent consummated the acquisition of Collin Bank, a Texas chartered bank. On January 1, 2014, Independent consummated the acquisition of Live Oak Financial Corp. and its subsidiary, Live Oak State Bank, also a Texas chartered bank. A description of these acquisitions is found under the section entitled “Business of Independent—Recent Acquisitions” on page 142.

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, TX 77057

(713) 789-6100

BOH Holdings, Inc., a Texas corporation, is a bank holding company registered under the BHC Act. Bank of Houston, a Texas banking association and wholly owned subsidiary of BOH Holdings, is a full service commercial bank with five offices located in Houston, Texas, and one in Kingwood, Texas. As of September 30, 2013, BOH Holdings had total assets of $924.6 million, total deposits of $747.3 million, total net loans of $704.6 million and total shareholders’ equity of $94.3 million.

Proposed Merger

The reorganization agreement is attached to this joint proxy statement/prospectus as Appendix A. Please read the entire reorganization agreement. It is the legal document that governs the merger.

Independent proposes to merge BOH Holdings with and into Independent, with Independent continuing as the surviving company. At the effective time of the merger, BOH Holdings will cease to exist. Immediately following the merger, Bank of Houston will be merged with and into Independent Bank, with Independent Bank being the surviving bank. After the bank merger occurs, Bank of Houston will cease to exist and the existing locations of Bank of Houston will become banking centers of Independent Bank. Independent expects to complete the merger in the second quarter of 2014, although delays could occur. The merger will be accounted for as an acquisition of BOH Holdings and Bank of Houston by Independent and Independent Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, “Business Combinations.”

Terms of the Merger (page 77)

If BOH Holdings and Independent shareholders approve the reorganization agreement and the merger is completed, all outstanding shares of BOH Holdings common stock will be converted into an aggregate of 3,616,060 shares of Independent common stock and $34 million in cash, which cash amount is subject to downward adjustment, as set forth in the reorganization agreement.

The amount of per share merger consideration to be received by the BOH Holdings shareholders is dependent upon the number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. As of December 31, 2013, BOH Holdings had the following outstanding shares of common stock and securities convertible or exercisable, as the case may be, into common stock:

•	7,304,322 shares of BOH Holdings common stock issued and outstanding;

•	102,918 shares of BOH Holdings Series D preferred stock issued and outstanding under its Employee Stock Purchase Plan. On January 8, 2014, an additional 9,124 shares of BOH Holdings Series D preferred stock were issued, and BOH Holdings expects that it could issue up to an additional 30,000 shares of BOH Holdings Series D preferred stock prior to the effective time of the merger. Accordingly, BOH Holdings could have up to a total of 142,042 shares of BOH Holdings Series D preferred stock outstanding prior to the effective time of the merger. At least two business days prior to the effective time of the merger, all of the outstanding shares of BOH Holdings Series D preferred stock will be automatically converted into shares of BOH Holdings common stock on a one-for-one basis; and

•	711,712 outstanding and unexercised options to purchase shares of BOH Holdings common stock granted under the Amended and Restated 2008 BOHI Equity Incentive Plan (some of which will not vest until the approval of the reorganization agreement at the BOH Holdings special meeting) will, at least one business day prior to the effective time of the merger, be automatically exercised, on either a for-cash or cashless basis, at the election of the holder, into between 514,508 shares of BOH Holdings common stock if all such options are exercised on a cashless basis, and 711,712 shares of BOH Holdings common stock if all such options are exercised on a for-cash basis.

Under the terms of the reorganization agreement, upon consummation of the merger, each share of BOH common stock issued and outstanding immediately prior to the merger will be converted into the right to receive (a) cash in an amount equal to the quotient of (i) $34 million divided by (ii) the number of shares of BOH Holdings common stock outstanding immediately before the effective time of the merger, subject to downward adjustment as described in the reorganization agreement) and (b) the fraction of a share of Independent common stock equal to the quotient of (i) the quotient of (x) $136 million divided by (y) the number of shares of BOH Holdings common stock outstanding immediately before the effective time divided by (ii) $37.61.

Based on the share and option amounts on December 31, 2013 and including the additional BOH Holdings Series D preferred stock issued on January 8, 2014, and that are expected to be issued prior to the effective time of the merger, BOH Holdings would have had between 7,960,872 (assuming all option holders exercise on a cashless basis) and 8,158,076 (assuming all option holders exercise for cash) shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger.

Based on these estimates, at the effective time holders of BOH Holdings common stock will receive between 0.4432 and 0.4542 shares of Independent common stock (with cash in lieu of a fractional share) and between $4.17 and $4.27 in cash for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) that they own, with the cash portion of the per share merger consideration subject to downward adjustment as set forth in the reorganization agreement.

A condition to each party’s respective obligation to consummate the merger is that the average sales price calculated as the volume-weighted average of the sale price per share of Independent common stock on the NASDAQ Global Select Market for the twenty consecutive trading days ending on and including the third trading day prior to the closing date, be at least $30.09 per share. If the average sales price is less than $30.09 per share either party may determine not to consummate the merger. As of December 31, 2013, the closing sales price for Independent common stock was $49.66 per share.

Further, the amount of aggregate cash consideration will be reduced if BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, is less than $70 million as of the closing date. If, as of the closing date, BOH Holdings’ tangible book value is less than $70 million, the aggregate cash consideration will be reduced by an amount equal to the product of (i) the difference between (x) $70 million minus (y) the tangible book value of BOH Holdings at the closing date multiplied by (ii) 2.4, in each case, as BOH Holdings tangible book value is calculated pursuant to the reorganization agreement. Independent’s obligation to consummate the merger is conditioned on BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, being at least $65 million as of the closing date.

BOH Holdings’ obligation to consummate the merger, is conditioned upon the election at the Independent special meeting of the BOH Holdings nominees set forth in this joint proxy statement/prospectus to fill the new director seats.

No fractional shares of Independent common stock will be issued in the merger. Rather, fractional shares of Independent common stock will be paid in cash, without interest. The market price of Independent common stock will fluctuate from the date of this joint proxy statement/prospectus to the date of completion of the merger, and these fluctuations will affect the amount of cash paid for fractional shares.

Because of the possibility of a downward adjustment to the per share cash consideration and the uncertainty regarding the exact number of shares of BOH Holdings common stock that will be outstanding immediately prior to the effective time of the merger, BOH Holdings and Independent shareholders will not know the exact fraction of a share of Independent common stock or the exact amount of cash that BOH Holdings shareholders will receive for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) held by them as a result of the merger when BOH Holdings and Independent shareholders vote on the reorganization agreement.

Treatment of BOH Holdings Series D Preferred Stock (page 79)

In accordance with the reorganization agreement and pursuant to the terms of the BOH Holdings employee stock purchase plan, the board of directors of BOH Holdings must set a date (which date will be at least two business days before the effective time of the merger) on which all accumulated payroll deductions by participants in the BOH Holdings Employee Stock Purchase Plan as of such date will be applied to purchase BOH Holdings Series D preferred stock. After such date and until the effective time of the merger, participants in the Employee Stock Purchase Plan will not have the right to purchase and BOH Holdings will not be permitted to issue any additional BOH Holdings Series D preferred stock.

All shares of BOH Holdings Series D preferred stock issued and outstanding two business days prior to the effective time of the merger will automatically convert into shares of BOH Holdings common stock, on a one-to-one basis, as provided in the certificate of designations of BOH Holdings Series D preferred stock. As a result, immediately prior to the effective time of the merger, all holders of BOH Holdings Series D preferred stock will then hold one share of BOH Holdings common stock for each share of BOH Holdings Series D preferred stock previously held. Following the effective time of the merger, each share of BOH Holdings common stock will represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement.

Treatment of BOH Holdings Options (page 79)

BOH Holdings issues stock options under the Amended and Restated 2008 BOHI Equity Incentive Plan. As of December 31, 2013, there were outstanding options to purchase an aggregate 711,712 shares of BOH Holdings common stock pursuant to this plan. Under the terms of the reorganization agreement, any outstanding unvested BOH Holdings options will automatically vest upon the approval of the reorganization agreement by the holders of BOH Holdings common stock and BOH Holdings Series D preferred stock at the BOH Holdings special meeting. After this approval has been obtained, the BOH Holdings board of directors shall set a date that must be at least one business day prior to the effective time of the merger on which all outstanding unexercised BOH Holdings options will be automatically exercised, on a for-cash or cashless basis, as determined by the option holder, and BOH Holdings will issue shares of BOH Holdings common stock pursuant to this automatic exercise. Each share of BOH Holdings common stock acquired pursuant to such automatic exercise of an option will thereafter be entitled to receive the merger consideration to be paid pursuant to the reorganization agreement.

Treatment of BOH Holdings Series C Preferred Stock (page 80)

BOH Holdings has 23,938.35 outstanding shares of a class of preferred stock designated as Senior Noncumulative Perpetual preferred stock, Series C, or the BOH Holdings Series C preferred stock, issued to the U.S. Treasury in connection with BOH Holdings’ participation in the U.S. Treasury’s Small Business Lending Fund, or SBLF. Under the terms of the reorganization agreement, Independent may elect either to (i) exchange shares of a new issue of Independent preferred stock, or the Independent preferred stock, for the BOH Holdings Series C preferred stock, or (ii) require BOH Holdings to redeem all of the outstanding BOH Holdings Series C preferred stock prior to the consummation of the merger. If Independent elects the exchange, Independent will exchange each share of the BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions, as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury. If Independent elects to require BOH Holdings to redeem the BOH Holdings Series C preferred stock, then such redemption would occur in connection with the completion of the merger. The cost to BOH Holdings to redeem all of the outstanding shares of the BOH Holdings Series C preferred stock as of December 31, 2013, would have been approximately $23.9 million, and the costs and expenses related to such redemption would not be included in the calculation of BOH Holdings tangible book value for purposes of the reorganization agreement. Therefore, the redemption would not factor into the determination whether there would be a reduction in the amount of cash portion of the merger consideration Independent would be obligated to pay to BOH shareholders pursuant to the merger.

The exchange of the BOH Holdings Series C preferred stock for Independent preferred stock, or Independent preferred stock, is subject to prior review and acceptance by the U.S. Treasury. Independent is discussing the exchange process with the U.S. Treasury and is otherwise considering the merits of the exchange, but has yet to determine whether it will exchange new shares of Independent preferred stock for the BOH Holdings Series C preferred stock or require BOH Holdings to redeem the BOH Holdings Series C preferred stock.

Material U.S. Federal Income Tax Consequences (page 122)

The merger is intended to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, as amended, or the Code, for U.S. federal income tax purposes, and the closing is conditioned upon the receipt by Independent of an opinion from Andrews Kurth LLP, special counsel to Independent, and the receipt by BOH Holdings of an opinion from Bracewell & Giuliani LLP, counsel to BOH Holdings, to the effect that the merger so qualifies. This summary of U.S. federal income tax consequences assumes that the merger will be consummated as described in the reorganization agreement and this joint proxy statement/prospectus and that Independent and BOH Holdings will not waive the opinion condition described in “The Merger—Material U.S. Federal Income Tax Consequences of the Merger—Tax Opinions.” If the merger qualifies as such a reorganization, the material U.S. federal income tax consequences of the merger to U.S. holders of BOH Holdings common stock will generally be as follows: holders of BOH Holdings common stock generally will recognize gain (but not loss) with respect to their BOH Holdings common stock equal to the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the merger. The amount of gain realized will equal the amount by which the cash plus the fair market value of the Independent common stock, at the effective time of the merger, exceeds the adjusted tax basis in the BOH Holdings common stock to be surrendered in exchange therefor.

For further information, please refer to “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.” The U.S. federal income tax consequences described above may not apply to all holders of BOH Holdings common stock. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult your tax advisor for a full understanding of the particular tax consequences of the merger to you.

Fairness Opinion of Financial Advisor of BOH Holdings (page 93)

Sandler O’Neill + Partners, L.P., or Sandler O’Neill, has delivered a written opinion to the board of directors of BOH Holdings that, as of the date of the reorganization agreement, based upon and subject to certain matters stated in the opinion, the merger consideration is fair to the shareholders of BOH Holdings from a financial point of view. This opinion is attached to this joint proxy statement/prospectus as Appendix B. The opinion of Sandler O’Neill is not a recommendation to any BOH Holdings shareholder as to how to vote on the proposal to approve the reorganization agreement. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sandler O’Neill in providing its opinion.

Fairness Opinion of Financial Advisor of Independent (page 87)

Sterne, Agee & Leach, Inc., or Sterne Agee, has delivered a written opinion to the board of directors of Independent that, as of the date of the reorganization agreement, based upon and subject to certain matters stated in the opinion, the consideration to be paid in the merger by Independent is fair, from a financial point of view, to Independent. This opinion is attached to this joint proxy statement/prospectus as Appendix C. The opinion of Sterne Agee is not a recommendation to any Independent shareholder as to how to vote on the proposals to approve the reorganization agreement or the issuance of Independent common stock to the shareholders of BOH Holdings in the merger. You should read this opinion completely to understand the procedures followed, matters considered and limitations on the reviews undertaken by Sterne Agee in providing its opinion.

Independent Plans to Continue Payment of Quarterly Dividends (page 273)

Independent paid a cash dividend of $0.06 per share to its shareholders in the third and fourth quarters of 2013 and, subject to applicable statutory and regulatory restrictions, intends to pay a cash dividend to its shareholders in the first quarter of 2014 and to continue paying quarterly cash dividends following the merger.

If Independent does not require BOH Holdings to redeem the BOH Holdings Series C preferred stock, then Independent would be Obligated to Pay Dividends on the Independent Preferred Stock Issued as a result of the Merger (page 277).

If Independent elects not to require BOH Holdings to redeem the BOH Holdings Series C preferred stock prior to the consummation of the merger, then Independent will be obligated to exchange each share of BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury. In that event, Independent would be required to pay quarterly dividends on the Independent preferred stock at a rate equal to [1.0%] of the aggregate liquidation amount of the Independent preferred stock, which would be $23.9 million.

Ownership of Independent After the Merger (page 268 and 269)

Pursuant to the reorganization agreement, Independent will issue 3,616,060 shares of its common stock to BOH Holdings shareholders in connection with the merger. Based on 12,330,158 shares of Independent common stock outstanding as of December 31, 2013, if Independent issues the 3,616,060 shares of Independent common stock to the shareholders of BOH Holdings in connection with the proposed acquisition by Independent of BOH Holdings, the former BOH Holdings shareholders would own approximately 22% of the outstanding shares of Independent common stock. That ownership percentage will be reduced by any future issuances of shares of Independent common stock.

Market Prices of Independent Common Stock (page 272)

Shares of Independent common stock were quoted on the NASDAQ Global Market through December 31, 2013, and are now quoted on the NASDAQ Global Select Market, under the symbol “IBTX.” On November 21, 2013, the last trading day before the merger was announced, Independent common stock closed at $41.06 per share. On December 31, 2013, Independent common stock closed at $49.66 per share. The market price of Independent common stock will fluctuate prior to the merger. You should obtain the most recent closing price for Independent common stock on the NASDAQ Global Select Market prior to deciding how to vote. Shares of BOH Holdings are not traded on any national securities exchange or on an established public trading market and no quotations of any market price exists for BOH Holdings shares.

BOH Holdings Special Meeting (page 72)

The special meeting of shareholders of BOH Holdings will be held on                     , 2014, at      [a.m./p.m.] Central Time, at the offices of Bank of Houston, 750 Bering Drive, Suite 100, Houston, Texas 77057. At the BOH Holdings special meeting, holders of (i) shares of BOH Holdings common stock and (ii) shares of BOH Holdings Series D preferred stock, each voting as a separate class, will be asked to consider and vote on the following:

•	a proposal to approve the reorganization agreement, which provides for Independent to acquire BOH Holdings through the merger; and

•	a proposal to adjourn the BOH Holdings special meeting to a later date or dates, if the board of directors of BOH Holdings determines such adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the BOH Holdings special meeting to constitute a quorum or to approve the reorganization agreement.

Independent Special Meeting (page 66)

The special meeting of shareholders of Independent will be held on                     , 2014, at      [a.m./p.m.] Central Time, at the branch office of Independent Bank, 1600 Redbud Boulevard, Suite 100, McKinney, Texas 75069. At the Independent special meeting, you will be asked to consider and vote on the following:

•	a proposal to approve the reorganization agreement, which provides for Independent to acquire BOH Holdings through the merger;

•	a proposal to approve the issuance of 3,616,060 shares of Independent common stock to BOH Holdings shareholders in the merger;

•	a proposal to elect each of James D. Stein, Donald L. Poarch and J. Webb Jennings, III, or the BOH Holdings director nominees, to fill the three new director seats on Independent’s board of directors, subject to and conditioned upon the completion of the merger; and

•	a proposal to adjourn the Independent special meeting to a later date or dates, if the board of directors of Independent determines such adjournment is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Independent special meeting to constitute a quorum or to approve the first three proposals listed above.

BOH Holdings Record Date Set at                     , 2014; Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement (page 73 and 74)

You may vote at the special meeting of BOH Holdings shareholders if you owned BOH Holdings common stock or BOH Holdings Series D preferred stock as of 5:00 p.m. on                     , 2014. You can cast one vote for each share of BOH Holdings common stock and/or one vote for each share of BOH Holdings Series D preferred stock, as the case may be, that you owned of record at that time. As of December 31, 2013, there were 7,304,322 shares of BOH Holdings common stock and 102,918 shares of BOH Holdings Series D preferred stock outstanding.

Approval of the reorganization agreement requires the affirmative vote of both (i) the holders of at least two-thirds of the shares of BOH Holdings common stock outstanding and entitled to vote as of 5:00 p.m. on the record date and (ii) of holders of at least two-thirds of the shares of BOH Holdings Series D preferred stock outstanding and entitled to vote as of 5:00 p.m. on the record date, each voting as a separate class. If you fail to vote, it will have the effect of a vote against the reorganization agreement. The affirmative vote of a majority of the votes cast by both (i) the holders of BOH Holdings common stock and (ii) the holders of the BOH Holdings Series D preferred stock, each voting as a separate class, at the BOH Holdings special meeting is required to approve the adjournment of the BOH Holdings special meeting.

You may vote your shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock by attending the special meeting and voting in person or by completing and mailing the enclosed proxy card. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the BOH Holdings special meeting by sending a written notice revoking the proxy or submitting a later-dated proxy to the Secretary of BOH Holdings, which must be received no later than immediately prior to the vote at the BOH Holdings special meeting, or by voting in person at the BOH Holdings special meeting. If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted. See “The BOH Holdings Special Meeting—Voting of Proxies by Holders of Record,” “—Attending the Meeting; Voting in Person” and “—Revocation of Proxies.”

Independent Record Date Set at                     , 2014; Two-Thirds Shareholder Vote Required to Approve the Reorganization Agreement (page 67 and 69)

You may vote at the special meeting of Independent shareholders if you owned Independent common stock of record as of 5:00 p.m. on                     , 2014. You can cast one vote for each share of Independent common stock you owned of record at that time. As of December 31, 2013, there were 12,330,158 shares of Independent common stock outstanding.

Approval of the reorganization agreement requires the affirmative vote of the holders of at least two-thirds of the shares of Independent common stock outstanding and entitled to vote as of 5:00 p.m. on the Independent record date. If you fail to vote, it will have the effect of a vote against the reorganization agreement. Approval of the issuance of the 3,616,060 shares of Independent common stock to be issued to holders of BOH common stock as consideration in the merger requires the affirmative vote of a majority of votes cast by holders of Independent common stock at the Independent special meeting. Election of the BOH Holdings nominees to fill the three new director seats requires an affirmative vote of at least a plurality of all votes cast at the Independent special meeting. The affirmative vote of a majority of the votes cast on this proposal at the Independent special meeting is required to approve the adjournment of the Independent special meeting.

You may vote your shares of Independent common stock by attending the special meeting and voting in person, by completing and mailing the enclosed proxy card or by following the instructions to vote via the Internet or by telephone as indicated on the proxy card and elsewhere in this joint proxy statement/prospectus. If you are the record holder of your shares, you can revoke your proxy at any time before the vote is taken at the Independent special meeting by sending a written notice revoking the proxy or submitting a later-dated proxy to the Secretary of Independent, which must be received no later than immediately prior to the vote at the Independent special meeting, or by voting in person at the Independent special meeting. If your shares are held in “street name” and you desire to change any voting instructions you have previously given to the record holder of the shares of which you are the beneficial owner, you should contact the broker, bank or other nominee holding your shares in “street name” in order to direct a change in the manner your shares will be voted. See “The Independent Special Meeting—Voting of Proxies by Holders of Record,” “—Attending the Meeting; Voting in Person” and “—Revocation of Proxies.”

BOH Holdings’ Reasons for the Merger and Recommendations of BOH Holdings’ Board (page 84)

Based on the reasons discussed elsewhere in this joint proxy statement/prospectus, including the fairness opinion of Sandler O’Neill, the board of directors of BOH Holdings believes that the merger is fair, from a financial point of view to and in the best interests of the shareholders of BOH Holdings, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger and the factors considered by BOH Holdings’ board of directors in approving the reorganization agreement, see page 84.

Certain Shareholders of BOH Holdings are Expected to Vote Their Shares For Approval of the Reorganization Agreement (page 122)

The directors and certain officers of BOH Holdings have entered into an agreement to vote the shares of BOH Holdings common stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement; provided, however, that the BOH Holdings shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal, if any, under the terms of the reorganization agreement. As of the BOH Holdings record date,              shares of BOH Holdings common stock, or approximately     % of the outstanding shares of BOH Holdings common stock, and              shares of BOH

Holdings Series D preferred stock or approximately     % of the outstanding shares of BOH Holdings Series D preferred stock, in each case, entitled to vote at the BOH Holdings special meeting, were bound by the voting agreement.

Independent’s Reasons for the Merger and Recommendations of Independent’s Board (page 85)

Based on the reasons discussed elsewhere in this joint proxy statement/prospectus, including the fairness opinion of Sterne Agee, the board of directors of Independent believes that the merger is fair to and in the best interests of Independent, and unanimously recommends that you vote FOR the proposal to approve the reorganization agreement. For a discussion of the circumstances surrounding the merger and the factors considered by Independent’s board of directors in approving the reorganization agreement, see page 85.

Effective Time of the Merger (page 104)

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Texas Secretary of State. If BOH Holdings and Independent shareholders approve the reorganization agreement at the special meetings, and if all necessary regulatory approvals are obtained and the other conditions to the parties’ respective obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent anticipates that the merger will be completed in the second quarter of 2014, although delays could occur.

BOH Holdings and Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied. See “Risk Factors—Risks Related to the Merger—The merger may not be completed.”

Exchange of BOH Holdings Stock Certificates (page 103)

After the effective time of the merger, you will receive a letter and instructions from Wells Fargo Bank, N.A., acting as Independent’s exchange and transfer agent, or the exchange agent, describing the procedures for surrendering your stock certificates representing shares of BOH Holdings common stock in exchange for shares of Independent common stock and cash. The shares of Independent common stock issuable in exchange for the shares of BOH Holdings common stock will be issued solely in uncertificated book-entry form and a holder’s shares of Independent common stock will be reflected in the shareholder’s account established in the Direct Registration System by Independent’s stock transfer agent. As soon as practicable after the effective time of the merger, with the intent to be within ten days of the effective time of the merger, Independent will cause the exchange agent to mail to each record holder of BOH Holdings common stock the letter and instructions for exchange. Please do not send BOH Holdings or Independent any of your BOH Holdings stock certificates until you receive these instructions. BOH Holdings stock certificates delivered to the exchange agent without a properly completed letter of transmittal will be rejected and returned for corrective action.

Conditions to Completion of the Merger (page 110)

The completion of the merger depends on a number of conditions being satisfied. These include, among others:

•	approval of the reorganization agreement and the merger transactions contemplated therein by the holders of two-thirds of the outstanding (i) BOH Holdings common stock and BOH Holdings Series D preferred stock, voting as separate classes and (ii) Independent common stock;

•	receipt of all approvals and consents required by applicable law from all applicable regulatory authorities in connection with the reorganization agreement, any other agreement contemplated thereby and the consummation of the transactions contemplated thereby, which approvals and consents do not impose any material requirement upon Independent or its subsidiaries that are reasonably unacceptable to Independent;

•	the registration statement of which this joint proxy statement/prospectus forms a part having become effective and no stop order suspending its effectiveness being in effect and no proceedings for that purpose having been initiated and continuing or threatened by the SEC, and all necessary approvals under federal or applicable state securities laws relating to the issuance or trading of the Independent common stock to be issued shall have been received;

•	the shares of Independent common stock to be issued to BOH Holdings shareholders shall have been authorized for listing on the NASDAQ Global Select Market;

•	the average closing price of Independent common stock, calculated as the volume-weighted average of the sale price per share on the NASDAQ Global Select Market, for the twenty consecutive trading days ending on and including the third trading day preceding the closing date of the merger, as reported by Bloomberg, being at least $30.09;

•	no action having been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to the reorganization agreement, or the transactions contemplated thereby, by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, illegal, invalid or unenforceable, (ii) impose material limits on the ability of any party to consummate the transactions contemplated by the reorganization agreement, or (iii) could reasonably be expected to subject Independent, Independent Bank, BOH Holdings, Bank of Houston or any of their respective subsidiaries, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability upon the consummation of the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby;

•	the other party’s representations and warranties contained in the reorganization agreement being true and correct as of the date of the reorganization agreement and being true and correct in all material respects as of the date of the closing of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect;

•	the absence of a material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of either party or any event that could reasonably be expected to cause or result in a material adverse effect on either party;

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with before the closing of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect; and

•	receipt by each party of all documents required to be delivered by the other party on or before the closing date, all in form and substance reasonably satisfactory to the receiving party.

In addition to the conditions listed above, BOH Holdings’ obligations to complete the merger is subject to the satisfaction of the following conditions:

•	Independent’s delivery of the merger consideration to Wells Fargo Bank, N.A., as exchange agent;

•	the Independent shareholders having elected all of the BOH Holdings nominees, whose directorships will only become effective upon consummation of the merger, to fill the three new director positions; and

•	the receipt by BOH Holdings of an opinion from Bracewell & Giuliani LLP to the effect that for federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Independent and BOH Holdings will be a party to such reorganization within the meaning of Section 368(b) of the Code.

In addition to the conditions listed above, Independent’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	BOH Holdings’ tangible book value as of the closing date of the merger must not be less than $65 million, as calculated pursuant to the reorganization agreement;

•	BOH Holdings’ allowance for loan and lease losses as of the closing date of the merger must be at least equal to $5.47 million;

•	all BOH Holdings employee plans having been terminated in accordance with their respective terms and all applicable laws and regulations and the affected participants must have been notified of such terminations;

•	each of the employment or change in control agreements between BOH Holdings and/or Bank of Houston and their respective officers specified in the reorganization agreement having been terminated, and each such officer having executed a termination and release with respect to their respective employment or change in control agreement;

•	receipt of the resignations of each of the directors of BOH Holdings and Bank of Houston, effective as of the closing date of the merger;

•	holders of no more than 5% of the capital stock of BOH Holdings shall have demanded or exercised their statutory dissenters’ rights under the TBOC;

•	BOH Holdings shall have caused BOH Realty, LLC and General Asset Holdings, LLC, each being subsidiaries of BOH Holdings, to have been liquidated and dissolved;

•	in the event that Independent has not requested that BOH Holdings redeem the BOH Holdings Series C preferred stock prior to the closing date of the merger, Independent and BOH Holdings will have taken all actions reasonably necessary to provide for, and will have received all regulatory approvals required for the exchange of each share of the then-outstanding BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury;

•	all material consents and approvals from all nongovernmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which BOH Holdings is a party shall have been obtained; and

•

the receipt by Independent of an opinion from Andrews Kurth LLP to the effect that (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Independent and BOH Holdings will be a party to such reorganization within the meaning of

Section 368(b) of the Code; and with respect to the bank merger, that (i) the bank merger will be treated as a reorganization within the meaning of Section 368(a) of the Code and (ii) each of Independent Bank and Bank of Houston will be a party to such reorganization within the meaning of Section 368(b) of the Code.

Additionally, the completion of the merger depends on the execution and/or effectiveness of the following agreements, which agreements will not become effective until the effective time of the merger:

•	employment agreements by Independent, Independent Bank and each of Patrick W. Blossom, Eric Corley, John A. Gonzales, Gregory J. Guarino, Garrett W. Hagendorf, Barry Hawk, Clay H. Hoster, Andrew J. Novarini, Theodore W. Nowak, James D. Stein, Mark A. Turzillo and Dennis R. Watson;

•	releases from each of the directors and certain officers of BOH Holdings and Bank of Houston, releasing BOH Holdings and Bank of Houston and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions;

•	support agreements from each of the directors of BOH Holdings and Bank of Houston, agreeing to support, and not compete with, the business of Bank of Houston following the closing of the merger;

•	termination of employment and change in control agreements with certain officers of BOH Holdings and Bank of Houston; and

•	resignations from each of the directors of BOH Holdings and Bank of Houston, resigning from the board of directors of BOH Holdings and Bank of Houston.

Any condition to the completion of the merger other than the required shareholder and regulatory approval and the absence of an order prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition. A party to the reorganization agreement could choose to complete the merger even though a condition has not been satisfied, as long as permitted by law. Independent cannot be certain when or if the conditions to the merger will be satisfied or waived, or that the merger will be completed.

Regulatory Approvals Required for the Merger (page 127)

The acquisition of BOH Holdings by Independent requires the approval of the Board of Governors of the Federal Reserve System, or Federal Reserve. In addition, the bank merger requires the approval of the Federal Deposit Insurance Corporation, or the FDIC, and the Texas Department of Banking, or TDB. On January 6, 2014, Independent, Independent Bank, BOH Holdings and Bank of Houston filed applications with the Federal Reserve, the FDIC and the TDB to obtain approval of the merger and the bank merger. Independent expects to obtain all necessary regulatory approvals, although Independent cannot be certain if or when Independent will obtain them.

Amendment or Waiver of the Reorganization Agreement (page 118)

Independent and BOH Holdings may amend the reorganization agreement and each party may waive its right to require the other party to adhere to any term or satisfy any condition of the reorganization agreement in accordance with the terms of the reorganization agreement. However, the merger consideration to be received by the shareholders of BOH Holdings pursuant to the terms of the reorganization agreement may not be decreased after shareholder approval of the reorganization agreement without the further approval each of the BOH Holdings and Independent shareholders.

No Solicitation (page 109)

Pursuant to the reorganization agreement, BOH Holdings agreed that it will not, and that it will cause Bank of Houston and their respective employees, directors, officers, financial advisors or agents of BOH Holdings and Bank of Houston not to, propose to, solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal as described in the reorganization agreement, disclose to any third party any information concerning the business, properties, books or records of it in connection with any acquisition proposal, or cooperate with any third party to make any acquisition proposal. Promptly upon receipt of any unsolicited offer, BOH Holdings will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that BOH Holdings has complied with the foregoing restrictions, if after the date of the reorganization agreement but prior to the closing of the merger, BOH Holdings receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, BOH Holdings’ board of directors determines in good faith, after consultation with outside legal and financial advisors, that such acquisition proposal is, or is reasonably, capable of becoming an offer superior to the merger with Independent and the failure of BOH Holdings’ board of directors to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the shareholders of BOH Holdings and BOH Holdings obtains an appropriately executed confidentiality agreement from such third party.

Termination of the Reorganization Agreement (page 118)

Independent and BOH Holdings can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or BOH Holdings may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to such party’s obligations to close have not been satisfied on or before June 30, 2014, subject to a 30-day extension for the receipt of regulatory approvals, provided that, the terminating party is not in breach of the reorganization agreement;

•	the required regulatory approvals have not been obtained; or

•	if the reorganization agreement and merger is not approved by the shareholders of Independent and BOH Holdings at their respective special meetings.

BOH Holdings may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from BOH Holdings;

•	at any time prior to the BOH Holdings special meeting in order to enter concurrently with such termination into an acquisition agreement or similar agreement with respect to a superior proposal, that has been received and considered by BOH Holdings and the BOH Holdings board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of Independent.

In addition, Independent may terminate the reorganization agreement, without the consent of BOH Holdings, if:

•	BOH Holdings breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the BOH Holdings board has (i) recommended to the shareholders of BOH Holdings that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding BOH Holdings common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the BOH Holdings shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that BOH Holdings intends to accept a superior proposal;

•	any of the following have occurred with respect to environmental matters regarding BOH Holdings: (i) the factual substance of any of the representations and warranties of BOH Holdings in the reorganization agreement is not materially true and accurate, (ii) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or potential material violation of applicable environmental laws, (iii) BOH Holdings refuses to allow such inspection or survey in a manner that Independent reasonably considers necessary, (iv) such inspection or survey identifies any event, condition or circumstance that would or potentially could reasonably be expected to require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of BOH Holdings, (v) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by BOH Holdings or Bank of Houston that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup or (vi) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by BOH Holdings or Bank of Houston, the removal of which could reasonably be expected to result in a material adverse change in the assets, properties, business or financial condition of BOH Holdings, subject, in the case of each of the foregoing, to notice and the right of BOH Holdings to satisfactorily correct any such matter; or

•	there has been any material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of BOH Holdings or Bank of Houston.

Termination Fee and Expense Reimbursements (page 119)

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, the reorganization agreement provides that BOH Holdings has agreed to pay to Independent a termination fee of $5 million, which shall be Independent’s sole remedy, if the reorganization agreement is terminated:

•	by BOH Holdings because it receives an alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement, taking into account any adjustment made by Independent to the merger consideration, provided that BOH Holdings is not in material breach of the reorganization agreement;

•	by either Independent or BOH Holdings if the Independent shareholders or BOH Holdings shareholders do not approve the reorganization agreement and the merger by the requisite vote at their respective special meetings or any adjournment thereof and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to BOH Holdings other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, BOH Holdings enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•	by Independent if the BOH Holdings board has (i) recommended to the BOH Holdings shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding BOH Holdings common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the BOH Holdings shareholders acceptance or approval of any alternative acquisition proposal, (iii) notified Independent in writing that BOH Holdings is prepared to accept a superior proposal or (iv) resolved to do any of the foregoing.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Some of the Directors and Officers of BOH Holdings Have Financial Interests in the Merger that Differ from Your Interests (page 120)

Some of the directors and officers of BOH Holdings have interests in the merger that differ from, or are in addition to, their interests as shareholders of BOH Holdings. These interests include:

•	Each of Messrs. Donald Brunson, John A. Gonzales, Gregory J. Guarino, Barry Hawk, Randy Masters, John McWhorter, James D. Stein, Tim White, Andrew J. Novarini, Eric Corley, Tim Baker, Theodore W. Nowak, Clay H. Hoster, Larry Massey, Mark A. Turzillo, and Dennis R. Watson are executive officers of BOH Holdings and/or Bank of Houston and have entered into employment and/or change in control agreements. Certain of these agreements provide, among other things, for change in control payments to be made in connection with the completion of the merger or in some circumstances, if within a specified period following the merger, such executive is terminated by Independent and/or Independent Bank. The reorganization agreement provides that it is a condition to the closing of the merger that these agreements be terminated. Any amounts paid in connection with the termination of these agreements will reduce the tangible book value of BOH Holdings.

•	Independent and Independent Bank have entered into employment agreements with each of Messrs. Patrick W. Blossom, Eric Corley, John A. Gonzales, Gregory J. Guarino, Garrett W. Hagendorf, Barry Hawk, Clay H. Hoster, Andrew J. Novarini, Theodore W. Nowak, James D. Stein, Mark A. Turzillo and Dennis R. Watson, to be effective, if at all, upon completion of the merger, that include noncompetition and nonsolicitation obligations to Independent Bank and pursuant to which the executive officer is entitled to receive a salary, a one-time bonus upon completion of the merger, an annual bonus, restricted shares of Independent common stock and certain additional incentives from Independent and Independent Bank; and

•	the directors and officers of BOH Holdings will receive indemnification from Independent for a period of three years after completion of the merger to the same extent and subject to the conditions set forth in the certificate of formation and bylaws of BOH Holdings and continued director and officer liability coverage for a period of three years after completion of the merger.

Comparison of Rights of Shareholders of BOH Holdings and Independent (page 281)

BOH Holdings is a Texas corporation that is a registered bank holding company, and the rights of shareholders of BOH Holdings are governed by Texas law and BOH Holdings’ certificate of formation and bylaws. Independent is a Texas corporation that is a registered bank holding company, and the rights of Independent’s shareholders are governed by Texas law and Independent’s certificate of formation and bylaws. Upon completion of the merger, shareholders of BOH Holdings common stock and, by virtue of their conversion into BOH Holdings common stock prior to the merger, BOH Holdings Series D preferred stock will become shareholders of Independent and their rights as shareholders of Independent will be governed by Independent’s certificate of formation and bylaws, in addition to Texas law. Independent’s certificate of formation and bylaws will not be amended in the merger, but could be later restated, amended or, with respect to the bylaws, repealed.

If Independent does not require BOH Holdings to redeem the BOH Holdings Series C preferred stock prior to the merger, Independent will exchange each share of the BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury. The exchange of the BOH Holdings Series C preferred stock for Independent preferred stock is subject to prior review and acceptance by the U.S. Treasury. Independent is discussing the exchange process with the U.S. Treasury and is otherwise considering the merits of the exchange, but has yet to determine whether it will exchange new shares of Independent preferred stock for the BOH Holdings Series C preferred stock or require BOH Holdings to redeem the BOH Holdings Series C preferred stock.

Dissenters’ Rights of BOH Holdings Shareholders (page 127)

As a holder of BOH Holdings common stock and/or BOH Holdings Series D preferred stock, you have the right under Texas law to dissent from the merger and have the appraised fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock as of the date immediately preceding the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of Independent common stock and cash that shareholders of BOH Holdings will receive for their BOH Holdings shares in the merger.

Persons having beneficial interests in BOH Holdings common stock or BOH Holdings Series D preferred stock held of record in the name of another person, such as a broker, bank or other nominee, must act promptly to cause the record holder to take the actions required under Texas law to exercise their dissenter’s rights.

In order to dissent, you must carefully follow the requirements of the TBOC, including providing BOH Holdings, prior to the BOH Holdings special meeting, with a written objection to the merger that states that you will exercise your right to dissent if the BOH Holdings shareholders approve the reorganization agreement and the merger is completed. These steps for perfecting your right of dissent are summarized under the caption “—Dissenters’ Rights of BOH Holdings Shareholders” on page 127. The provisions of the TBOC pertaining to dissenters’ rights are attached to this joint proxy statement/prospectus as Appendix D and the summaries of those provisions in this joint proxy statement/prospectus should be read in conjunction with, and are qualified in their entirety by, those provisions of the TBOC.

If you intend to exercise dissenters’ rights, you should read the provisions of the TBOC governing dissenters’ rights carefully and consult with your own legal counsel. You should also remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock are to be voted, you will be considered to have voted in favor of the reorganization agreement. In that event, you will not be able to assert dissenters’ rights.

If the BOH Holdings shareholders approve the reorganization agreement, a holder of BOH Holdings common stock or BOH Holdings Series D preferred stock who delivers to the president and the secretary of BOH Holdings a written objection to the merger prior to the BOH Holdings special meeting that states that such holder will exercise his or her right to dissent if the reorganization agreement is approved and the merger is completed and includes an address for notice of the effectiveness of the merger, who votes his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock against approval of the reorganization agreement at the BOH Holdings special meeting, who, not later than the 20th day after Independent sends such holder notice that the merger was completed, delivers to the president and secretary of Independent a written demand for payment of the fair value of his or her shares of BOH Holdings common stock or BOH Holdings Series D preferred stock that states the number and class of shares of BOH Holdings common stock or BOH Holdings Series D preferred stock such holder owns, his or her estimate of the fair value of such shares and an address to which a notice relating to the dissent and appraisal procedures may be sent, and who, not later than the 20th day after he or she makes that demand for payment, submits to Independent the certificates representing his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock will be entitled under the TBOC to receive the appraised fair value of his or her shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock, as of the date immediately prior to the effective time of the merger, in cash under the TBOC.

Nomination of Directors (page 247)

Independent’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms. Independent’s board of directors currently has ten (10) members serving on the board, with three vacant seats as a result of the expansion of the Independent board of directors from ten (10) to thirteen (13) members. The expansion of the Independent board, the nomination of the BOH Holdings director nominees named in this joint proxy statement/prospectus to each fill one of the Class I, Class II and Class III positions on the Independent board of directors, whose directorships will only become effective upon consummation of the merger, and the submission of these nominees to the Independent shareholders for election are all obligations of Independent under the terms of the reorganization agreement. See “Management—Election of BOH Holdings Nominees to Fill New Director Seats” beginning on page 245.

Recent Acquisitions (page 142)

On July 19, 2013, Independent entered into a definitive agreement to acquire Collin Bank, Plano, Texas, a Texas state chartered bank with total assets of $173 million, total deposits of $121 million and total equity capital of $26 million as of September 30, 2013. Collin Bank was a full service commercial bank with one office located on the Dallas North Tollway in Plano. This acquisition closed on November 30, 2013 and Collin Bank was then merged with and into Independent Bank. Under the terms of the definitive agreement, Independent paid $18.4 million in cash and issued 247,731 shares of Independent common stock, resulting in an aggregate transaction value of $30.3 million.

On August 22, 2013, Independent entered into a definitive agreement to acquire Live Oak Financial Corp. and its subsidiary, Live Oak State Bank, Dallas, Texas, a Texas state chartered bank with total assets of $127 million, total deposits of $106 million and total equity capital of $14 million as of September 30, 2013. Live Oak State Bank was a full service commercial bank with one office located in the Swiss Avenue/Lakewood area east of downtown Dallas. This acquisition closed effective as of January 1, 2014. Under the terms of the agreement, Independent paid aggregate cash consideration of $10.0 million and issued 235,594 registered shares of Independent common stock, resulting in an aggregate transaction value of approximately $21.7 million.

Selected Financial Information of Independent

The following selected historical consolidated financial information of Independent as of and for the nine months ended September 30, 2013 and 2012 has been derived from Independent’s unaudited consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012 appearing elsewhere in this joint proxy statement/prospectus, the following selected consolidated financial information of Independent as of and for the years ended December 31, 2012, 2011 and 2010 has been derived from Independent’s audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus, and the selected consolidated financial information as of and for the year ended December 31, 2009, has been derived from Independent’s audited consolidated financial statements not appearing in this joint proxy statement/prospectus.

You should read the following financial information relating to Independent in conjunction with other information contained in this joint proxy statement/prospectus, including the information set forth under “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 144 and the consolidated financial statements of Independent and related accompanying notes included elsewhere in this joint proxy statement/prospectus. Independent’s historical results for any prior period are not necessarily indicative of results to be expected in any future period, and Independent’s historical results for the nine months ended September 30, 2013 are not necessarily indicative of its results to be expected for all of 2013. As described elsewhere in this joint proxy statement/prospectus, Independent has consummated several acquisitions in recent fiscal periods. The results and other financial information of those acquired operations are not included in the information below for the periods prior to their respective acquisition dates and, therefore, the results for these prior periods are not comparable in all respects and may not be predictive of Independent’s future results. In addition, the selected financial information in the table immediately below does not include, on any basis, the results or financial condition for any period or as of any date of BOH Holdings, Collin Bank, Live Oak Financial or of any other entity the acquisition of which may be consummated by Independent after September 30, 2013.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009
(dollars in thousands except per share)	(unaudited)
Selected Income Statement Data
Interest income	$64,367	$51,676	$71,890	$59,639	$51,734	$48,747
Interest expense	9,387	9,914	13,337	13,358	13,669	15,721
Net interest income	54,980	41,762	58,553	46,281	38,065	33,026
Provision for loan losses	2,939	2,255	3,184	1,650	4,043	3,446
Net interest income after provision for loan losses	52,041	39,507	55,369	44,631	34,022	29,580
Noninterest income (excluding acquisition gains)	7,609	5,612	9,168	7,708	5,464	5,212
Gain on acquisitions	—	—	—	—	6,692	—
Noninterest expense	41,957	33,831	47,160	38,639	33,062	27,136
Net income	15,521	11,288	17,377	13,700	13,116	7,656
Pro forma net income(1) (unaudited)	11,895	7,653	12,147	9,357	8,775	5,189
Per Share Data (Common Stock)(2)
Earnings:
Basic	$1.44	$1.47	$2.23	$2.00	$1.95	$1.29
Diluted(3)	1.43	1.47	2.23	2.00	1.95	1.29
Pro forma earnings:(1) (unaudited)
Basic	1.10	1.00	1.56	1.37	1.31	0.87
Diluted(3)	1.10	1.00	1.56	1.37	1.31	0.87
Dividends(4)	0.71	0.74	1.12	0.89	0.63	0.57
Book value(5)	18.09	14.57	15.06	12.55	11.13	9.43
Tangible book value(6)	15.49	11.21	11.19	10.53	9.02	7.44
Selected Period End Balance Sheet Data
Total assets	$1,954,754	$1,516,070	$1,740,060	$1,254,377	$1,098,216	$905,115
Cash and cash equivalents	120,281	42,797	102,290	56,654	86,346	58,089

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009
(dollars in thousands except per share)	(unaudited)
Securities available for sale	130,987	98,427	113,355	93,991	52,611	3,182
Total loans (gross)	1,559,852	1,229,831	1,378,676	988,671	860,128	724,709
Allowance for loan losses	13,145	10,901	11,478	9,060	8,403	6,742
Goodwill and core deposit intangible	31,466	27,097	31,965	13,886	14,453	13,136
Other real estate owned	8,376	7,799	6,847	8,392	7,854	5,623
Adriatica real estate owned(7)	9,678	15,836	9,727	16,065	—	—
Noninterest-bearing deposits	281,452	198,935	259,664	168,849	133,307	114,880
Interest-bearing deposits	1,259,296	1,013,675	1,131,076	861,635	794,236	608,672
Borrowings (other than junior subordinated debentures)	169,237	164,981	201,118	118,086	75,656	101,682
Junior subordinated debentures(8)	18,147	14,538	18,147	14,538	14,538	14,538
Total stockholders’ equity	218,511	117,732	124,510	85,997	76,044	62,479
Selected Performance Metrics(9)
Return on average assets(10)	1.12%	1.06%	1.17%	1.16%	1.35%	0.87%
Return on average equity(10)	10.85	14.62	16.54	17.36	19.19	15.75
Pro forma return on average assets(1)(10) (unaudited)	0.86	0.72	0.82	0.79	0.91	0.59
Pro forma return on average equity(1)(10) (unaudited)	8.31	9.91	11.56	11.86	12.84	10.68
Net interest margin(11)	4.33	4.41	4.40	4.42	4.43	4.29
Efficiency ratio(12)	67.04	71.41	69.64	71.57	75.95	70.97
Dividend payout ratio(13)	13.39	13.55	11.89	13.26	13.54	20.04
Credit Quality Ratios
Nonperforming assets to total assets	1.26%	2.30%	1.59%	2.85%	2.19%	1.92%
Nonperforming loans to total loans(14)	0.43	0.92	0.81	1.14	1.89	1.62
Allowance for loan losses to nonperforming loans(14)	197.28	96.83	104.02	80.32	51.93	57.61
Allowance for loan losses to total loans	0.85	0.89	0.83	0.92	0.98	0.93
Net charge-offs to average loans outstanding (unaudited)	0.12	—	0.06	0.11	0.31	0.21
Capital Ratios
Tier 1 capital to average assets	10.74%	6.93%	6.45%	6.89%	6.98%	7.22%
Tier 1 capital to risk-weighted assets(15)	13.72	8.68	8.22	8.59	8.88	8.93
Total capital to risk-weighted assets(15)	15.05	11.25	10.51	11.19	11.10	11.24
Total stockholders’ equity to total assets	11.18	7.77	7.16	6.86	6.92	6.90
Tangible common equity to tangible assets(16)	9.73	6.09	5.42	5.81	5.68	5.53

(1)	Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under the provisions of Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and, as a result, Independent did not pay U.S. federal income taxes and has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements for any period ending on or before March 31, 2013. As of April 1, 2013, Independent terminated its S corporation election and commenced being subject to federal income taxation as a C corporation. Independent has calculated its pro forma net income, pro forma earnings per share on a basic and diluted basis, pro forma return on average assets and pro forma return on average equity for each period presented by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 32.8% and 32.2% for the nine months ended September 30, 2013 and 2012, respectively, and 30.1%, 31.7%, 33.1% and 32.2% for the years ended December 31, 2012, 2011, 2010 and 2009, respectively, and adjusting its historical net income for each period presented to give effect to the pro forma provision for federal income taxes for such period.
(2)	The per share amounts and the weighted average shares outstanding for each of the periods shown have been adjusted to give effect to the 3.2-for-one split of the shares of Independent’s common stock that was effective as of February 22, 2013.

(3)	Independent calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of its outstanding warrants to purchase shares of common stock. The increase in 2013 largely relates to Independent’s initial public offering. See Note 1 to Independent’s consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus for more information regarding the dilutive effect of its outstanding warrants and regarding certain nonvested shares of common stock, the effect of which is anti-dilutive. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of September 30,		As of December 31,
	2013	2012	2012	2011	2010	2009
Weighted average shares outstanding—basic	10,588,554	7,502,758	7,626,205	6,668,534	6,518,224	5,667,360
Weighted average shares outstanding—diluted	10,647,428	7,525,884	7,649,366	6,675,078	6,518,224	5,667,360

(4)	Dividends declared include quarterly cash distributions paid to Independent’s shareholders in the relevant period to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of Independent’s net taxable income for the first three months of the nine months ended September 30, 2013 and for each other such period shown to its shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share and $0.61 per share for the nine months ended September 30, 2013 and 2012, respectively, and $0.85 per share, $0.63 per share, $0.36 per share and $0.30 per share for the years ended December 31, 2012, 2011, 2010 and 2009, respectively.
(5)	Book value per share equals Independent’s total stockholders’ equity as of the date presented divided by the number of shares of its common stock outstanding as of the date presented. The number of shares of its common stock outstanding as of September 30, 2013 and 2012 was 12,076,927 and 8,269,707, respectively, and as of December 31, 2012, 2011, 2010 and 2009 was 8,269,707 shares, 6,850,288 shares, 6,832,323 shares and 6,628,056 shares, respectively.
(6)	Independent calculates tangible book value per share as of the end of a period as total stockholders’ equity less goodwill and other intangible assets at the end of the relevant period divided by the outstanding number of shares of its common stock at the end of that period. Tangible book value is a non-GAAP financial measure, and, as Independent calculates tangible book value, the most directly comparable GAAP financial measure is total stockholders’ equity. See Independent’s reconciliation of non-GAAP financial measures presented in the foregoing selected financial information to their most directly comparable GAAP financial measures under the caption “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-GAAP Financial Measures.”
(7)	See “Business—IBG Adriatica” for information regarding the real property owned by Independent’s subsidiary, IBG Adriatica.
(8)	Each of five wholly owned, but nonconsolidated, subsidiaries of Independent holds a series of Independent’s junior subordinated debentures purchased by the subsidiary in connection with, and paid for with the proceeds of, the issuance of trust issued preferred securities by that subsidiary. Independent has guaranteed the payment of the amounts payable under each of those issues of trust preferred securities.
(9)	The values for the selected performance metrics presented for the nine months ended September 30, 2013 and 2012, other than the dividend payout ratio, are annualized.
(10)	Independent has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. Independent has calculated its pro forma return on average assets and pro forma return on average equity for a period by calculating its pro forma net income for that period as described in note 1 above and dividing that by its average assets and average equity, as the case be, for that period. Independent calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(11)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(12)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding bargain purchase gains recognized in connection with certain of Independent’s acquisitions and realized gains or losses from sales of investment securities for that period.
(13)	Independent calculates its dividend payout ratio for each period presented as the dividends paid per share for such period (excluding cash distributions made to shareholders in connection with tax liabilities as described in note (4) above) divided by its basic earnings per share for such period.
(14)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(15)	Independent calculates its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.

(16)	Independent calculates tangible common equity as of the end of a period as total stockholders’ equity less goodwill and other intangible assets as of the end of the period and calculates tangible assets as of the end of a period as total assets less goodwill and other intangible assets as of the end of the period. Tangible common equity to tangible assets is a non-GAAP financial measure, and as Independent calculates tangible common equity to tangible assets, the most directly comparable GAAP financial measure is total stockholders’ equity to total assets. See Independent’s reconciliation of non-GAAP financial measures to their most directly comparable GAAP financial measures under the caption “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—GAAP Financial Measures.”

Selected Financial Information of BOH Holdings

The following selected historical consolidated financial information and capital ratios of BOH Holdings and Bank of Houston disclosed below as of and for the nine months ended September 30, 2013 and 2012 has been derived from BOH Holdings’ unaudited financial statements as of and for the nine months ended September 30, 2013 and 2012, appearing elsewhere in the joint proxy statement/prospectus, which BOH Holdings’ management believes reflect all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of its financial position and results of operations as of and for the periods ended on such dates. The following selected historical consolidated financial information of BOH Holdings and Bank of Houston as of and for the years ended December 31, 2012, 2011, 2010 and 2009 have been derived from internal management reports and from BOH Holdings’ audited consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus. You should read the following financial information relating to BOH Holdings in conjunction with other information contained in this joint proxy statement/prospectus, including the information set forth under “BOH Holdings’ Management’s Discussion and Analysis of Financial Condition and Results of Operations” beginning on page 204, and the consolidated financial statements of BOH Holdings and related accompanying notes included elsewhere in this joint proxy statement/prospectus. BOH Holdings’ historical results for any prior period are not necessarily indicative of results to be expected in any future period, and BOH Holdings’ historical results for the nine months ended September 30, 2013 are not necessarily indicative of its results to be expected for all of 2013.

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009
	(unaudited)
(dollars in thousands except per share)
Selected Income Statement Data
Interest income	$28,360	$25,337	$34,467	$30,603	$27,023	$22,407
Interest expense	1,865	2,442	3,209	3,776	4,552	4,929
Net interest income	26,495	22,895	31,258	26,827	22,471	17,478
Provision for loan losses	100	50	250	1,060	2,525	2,370
Net interest income after provision for loan losses	26,395	22,845	31,008	25,767	19,946	15,108
Noninterest income	1,796	1,221	1,929	1,199	937	1,926
Noninterest expense	16,103	15,558	21,355	18,200	15,817	13,467
Income before income taxes	12,088	8,508	11,582	8,766	5,066	3,567
Provision for income tax expense	3,804	2,678	3,582	2,518	1,450	1,225
Net income	8,284	5,830	8,000	6,248	3,616	2,342
Per Share Data (Common Stock)(1)
Earnings:
Basic(2)	$1.16	$0.83	$1.14	$0.89	$0.61	$0.39
Diluted	1.09	0.78	1.06	0.84	0.58	0.38
Book value(3)	9.92	9.92	9.00	8.97	7.40	6.80
Selected Period End Balance Sheet Data
Total assets	$924,571	$839,375	$900,896	$752,851	$600,155	$507,520
Cash and cash equivalents	92,833	118,187	122,730	125,299	84,448	64,698
Securities available for sale	88,724	115,966	107,741	81,151	48,986	45,166
Total loans (gross)	704,641	566,622	629,345	515,682	436,035	380,991
Allowance for loan losses	(6,239)	(5,935)	(6,139)	(5,942)	(5,446)	(4,125)
Other real estate owned	3,377	6,187	5,086	6,708	3,682	903
Noninterest-bearing deposits	302,421	298,696	355,509	270,260	156,090	116,674
Interest-bearing deposits	444,880	389,637	406,903	341,399	360,396	314,621
FHLB advances	80,300	45,000	40,000	45,000	20,000	20,000
Total stockholders’ equity	94,282	92,129	86,800	84,679	47,957	44,763
Selected Performance Metrics(4)
Return on average assets(5)	1.25%	0.97%	0.97%	0.95%	0.65%	0.52%
Return on average equity(5)	12.15	8.82	8.94	8.76	8.66	5.35
Net interest margin(6)	4.35	3.96	4.08	4.54	4.19	4.18
Efficiency ratio(7)	57.21	65.15	65.70	67.65	76.44	85.01

	As of and for the Nine Months Ended September 30,		As of and for the Years Ended December 31,
	2013	2012	2012	2011	2010	2009
	(unaudited)
(dollars in thousands except per share)
Credit Quality Ratios
Nonperforming assets to total assets	0.42%	0.74%	0.56%	0.97%	1.68%	1.05%
Nonperforming assets to loans and other real estate owned	0.55	1.08	0.80	1.40	2.29%	1.40%
Allowance for loan losses to nonperforming assets(8)	160.84	95.93	120.70	81.05	54.06	77.22
Allowance for loan losses to total loans	0.89	1.05	0.98	1.15	1.25	1.08
Net charge-offs to average loans outstanding	0.00	0.01	0.01	0.12	0.28	0.37
Capital Ratios
Leverage capital ratio	10.53%	11.15%	9.70%	11.80%	7.90%	9.00%
Tier 1 risk-based capital(9)	12.60	14.50	12.79	15.01	9.90	10.90
Total risk-based capital(9)	13.41	15.46	13.10	16.01	11.01	11.90
Tangible common equity to tangible assets(2)	10.27	11.05	9.67	11.40	8.02	8.76

(1)	BOH Holdings calculates its diluted earnings per share for each period shown as its net income divided by the weighted-average number of its common shares outstanding during the relevant period adjusted for the dilutive effect of outstanding options to purchase shares of its common stock. The diluted earnings per share include the dilutive effect of outstanding options to purchase 711,712 shares of BOH Holdings common stock. Earnings per share on a basic and diluted basis and pro forma earnings per share on a basic and diluted basis were calculated using the following outstanding share amounts:

	As of September 30,		As of December 31,
	2013	2012	2012	2011	2010	2009
Weighted average shares outstanding-basic	6,977,095	6,776,729	6,806,850	6,487,428	5,057,263	5,028,838
Weighted average shares outstanding-diluted	7,462,132	7,226,702	7,305,441	6,840,779	5,335,785	5,307,360

(2)	Book value per share equals BOH Holdings’ total stockholders’ equity as of the date presented divided by the number of shares of BOH Holdings’ common stock outstanding as of the date presented. The number of shares of BOH Holdings’ common stock outstanding as of September 30, 2013 and 2012 was 6,999,417 and 6,856,972, respectively, and as of December 31, 2012, 2011, 2010, 2009 and 2008 was 6,953,775 shares, 6,771,952 shares, 5,065,240 shares, 5,037,840 shares and 4,994,240 shares, respectively.
(3)	BOH Holdings has no goodwill, intangibles or other adjustments, and therefore book value and tangible book value are the same.
(4)	The values for the selected performance metrics presented for the nine months ended September 30, 2013 and 2012 are annualized.
(5)	BOH Holdings has calculated its return on average assets and return on average equity for a period by dividing net income for that period by its average assets and average equity, as the case may be, for that period. BOH Holdings has calculated its pro forma return on average assets and pro forma return on average equity for a period by calculating its pro forma net income for that period as described in note (1) above and dividing that by its average assets and average equity, as the case may be, for that period. BOH Holdings calculates its average assets and average equity for a period by dividing the sum of its total asset balance or total stockholder’s equity balance, as the case may be, as of the close of business on each day in the relevant period and dividing by the number of days in the period.
(6)	Net interest margin for a period represents net interest income for that period divided by average interest-earning assets for that period.
(7)	Efficiency ratio for a period represents noninterest expenses for that period divided by the sum of net interest income and noninterest income for that period, excluding realized gains or losses from sales of investment securities for that period.
(8)	Nonperforming loans include nonaccrual loans, loans past due 90 days or more and still accruing interest, and accruing loans modified under troubled debt restructurings.
(9)	BOH Holdings calculates its risk-weighted assets using the standardized method of the Basel II Framework, as implemented by the Federal Reserve and the FDIC.

Selected Unaudited Pro Forma Combined Financial Information

The merger will be accounted for as an acquisition of BOH Holdings and Bank of Houston by Independent and Independent Bank under the acquisition method of accounting in accordance with the Financial Accounting Standard Board’s Accounting Standard Codification Topic 805, “Business Combinations.” The unaudited pro forma combined financial statements of Independent, from which the selected pro forma combined financial information appearing below was derived, were prepared using the acquisition method of accounting. The following selected unaudited pro forma combined income statement data for the nine months ended

September 30, 2013 and the year ended December 31, 2012 appearing below gives effect to (i) the merger as if the merger had been completed on January 1, 2012 and an aggregate of 3,616,060 shares of Independent common stock were issued in the merger, effective as of January 1, 2012 and (ii) the acquisitions of Collin Bank and Live Oak Financial Corp. as if such acquisitions had been completed on January 1, 2012, and an aggregate of 483,325 shares of Independent common stock were issued in such acquisitions effective as of January 1, 2012. The unaudited pro forma combined balance sheet information as of September 30, 2013, appearing below gives effect to (i) the merger as if the merger was completed on September 30, 2013 and (ii) the acquisitions of Collin Bank and Live Oak Financial Corp. as if such acquisitions were completed on September 30, 2013. You should read this information in conjunction with “Selected Financial Information of Independent,” “Selected Financial Information of BOH Holdings,” the information set forth under “Independent’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” Independent’s consolidated financial statements and the related notes, “BOH Holdings Management’s Discussion and Analysis of Financial Condition and Results of Operations” and BOH Holdings consolidated financial statements and related notes, in each case appearing elsewhere in this joint proxy statement/prospectus.

The following selected unaudited pro forma combined financial information is not necessarily indicative of the results that might have occurred had the merger and the acquisitions of Collin Bank and Live Oak Financial Corp. taken place on January 1, 2012 for statement of income purposes and on September 30, 2013 for balance sheet purposes, and is not intended to be a projection of future results. Future results may vary significantly from the results reflected because of various factors, including those discussed in the section entitled “Risk Factors” beginning on page 42 and the factors discussed under the caption “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this joint proxy statement/prospectus.

	Pro Forma Independent with Collin Bank and Live Oak Financial Corp.		Pro Forma Independent, Collin Bank and Live Oak Financial Corp. with BOH Holdings
	As of and for the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012	As of and for the Nine Months Ended September 30, 2013	For the Year Ended December 31, 2012
(dollars in thousands except per share)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Selected Pro Forma Combined Income Statement Data
Interest income	$72,138	$84,406	$100,497	$118,873
Interest expense	10,680	15,938	12,545	19,147
Net interest income	61,458	68,468	87,952	99,726
Provision for loan losses	2,939	3,020	3,039	3,270
Net interest income after provision for loan losses	58,519	65,448	84,913	96,456
Noninterest income	8,166	10,334	9,901	12,263
Noninterest expense	47,864	56,679	63,906	78,034
Tax expense	2,172	—	5,986	3,582
Net income	16,649	19,103	24,922	27,103
Tax-adjusted pro forma net income(1)	12,653	13,307	22,547	21,307

Pro Forma Combined Per Share Data (Common Stock)(2)
Earnings:
Basic	$1.48	$2.31	$1.67	$2.28
Diluted(3)	1.47	2.31	1.67	2.28
Tax-adjusted pro forma earnings:(1) (unaudited)
Basic	1.12	1.61	1.51	1.79
Diluted(3)	1.12	1.61	1.51	1.79
Dividends(4)	0.79	1.21	0.71	1.71
Book value(5)	19.27		23.37
Tangible book value(6)	15.92		14.64

Weighted average shares outstanding:(3)
Basic	11,071,869	8,109,530	14,687,929	11,725,590
Diluted	11,130,753	8,132,690	14,746,813	11,748,750

	Pro Forma Independent with Collin Bank and Live Oak Financial Corp.	Pro Forma Independent, Collin Bank and Live Oak Financial Corp. with BOH Holdings
	As of September 30, 2013	As of September 30, 2013
Selected Pro Forma Combined Period End Balance Sheet Data	(unaudited)	(unaudited)
Total assets	$2,238,361	$3,203,623
Cash and cash equivalents	153,313	188,194
Securities available for sale	213,416	310,674
Total loans (gross)	1,705,766	2,404,168
Allowance for loan losses	(13,145)	(13,145)
Goodwill and core deposit intangible	42,070	141,302
Other real estate owned	8,376	11,009
Adriatica real estate owned(7)	9,678	9,678
Noninterest-bearing deposits	339,252	632,090
Interest-bearing deposits	1,429,088	1,882,656
Borrowings (other than junior subordinated debentures)	200,956	281,256
Junior subordinated debentures(8)	18,147	18,147
Total stockholders’ equity(9)	242,073	378,077

(1)	Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation and, as a result, did not pay U.S. federal income taxes, and, as a result, Independent has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements for any period ended on or before March 31, 2013. As of April 1, 2013, Independent terminated its S corporation election and became subject to federal income tax as a C corporation under Subchapter C of the Code. Independent has calculated the pro forma net income and tax-adjusted pro forma earnings per share on a basic and diluted basis for each period presented by calculating a pro forma combined provision for federal income taxes using an assumed annual effective federal income tax rate of 32.8% for the nine months ended September 30, 2013 and 30.1% for the year ended December 31, 2012, and adjusting the pro forma combined net income for each period presented to give effect to the pro forma provision for federal income taxes for such period.
(2)	The per share amounts and the weighted average shares outstanding for each of the periods shown have been adjusted to give effect to the 3.2-for-one split of the shares of Independent’s common stock that was effective as of February 22, 2013, the issuance of a total of 483,325 shares of Independent common stock to the Collin Bank and Live Oak Financial Corp. shareholders, effective January 1, 2012, and the assumed issuance of a total of 3,616,060 shares of Independent’s common stock to BOH Holdings’ shareholders in the merger, effective as of January 1, 2012.
(3)	The pro forma combined diluted earnings per share for each period presented are calculated as the pro forma combined net income for the relevant period divided by the weighted average number of Independent’s common shares outstanding during that period adjusted for the dilutive effect of outstanding warrants to purchase shares of Independent common stock, adjusted to give effect to the 3.2-for-one split of the shares of Independent common stock that was effective as of February 22, 2013, and adjusted for the issuance of a total of 483,325 shares of Independent common stock to the Collin Bank and Live Oak Financial Corp. shareholders, effective January 1, 2012, the assumed issuance of a total of 3,616,060 shares of Independent’s common stock to BOH Holdings’ shareholders in the merger, effective as of January 1, 2012. See Note 1 to Independent’s consolidated financial statements appearing elsewhere in this joint proxy statement/prospectus for more information regarding the dilutive effect of Independent’s outstanding warrants and regarding certain nonvested shares of common stock, the effect of which is anti-dilutive. The pro forma combined earnings per share on a basic and diluted basis and tax-adjusted pro forma earnings per share (which are calculated using pro forma combined net income less the applicable pro forma provision for federal income tax discussed in note (1) above) on a basic and diluted basis were calculated using the following outstanding share amounts:

	Pro Forma Independent with Collin Bank and Live Oak Financial Corp.		Pro Forma Independent, Collin Bank and Live Oak Financial Corp. with BOH Holdings
	As of September, 30, 2013	As of December 31, 2012	As of September, 30, 2013	As of December 31, 2012
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Weighted average shares outstanding—basic	11,071,869	8,109,530	14,687,929	11,725,590
Weighted average shares outstanding—diluted	11,130,753	8,132,690	14,746,813	11,748,750

(4)

Dividends declared include the cash distributions paid by Independent to its shareholders in the relevant period to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of Independent’s net taxable income for the first three months of the nine months ended September 30, 2013 and the full year ended December 31, 2012 to Independent’s shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share for the nine months ended September 30, 2013 and $0.85 per share for the year ended December 31, 2012. BOH Holdings declared and paid total dividends of $7.7 million in 2012 and did not pay any dividends in 2013.
(5)	Book value per share equals the pro forma combined total stockholders’ equity as of the date presented divided by the number of shares of Independent’s common stock outstanding as of the date presented adjusted for the assumed issuance of (i) 3,616,060 shares of Independent common stock to BOH Holdings’ shareholders in the merger, effective as of January 1, 2012 and (ii) 483,325 shares of Independent common stock in the acquisitions of Collin Bank and Live Oak Financial Corp., effective as of January 1, 2012. The pro forma number of shares of Independent common stock outstanding as of September 30, 2013, and December 31, 2012, was 16,176,312 and 12,369,092 shares, respectively.
(6)	As discussed above in note (6) to the tabular presentation in “Selected Financial Information of Independent” on page 29, tangible book value per common share is a non-GAAP financial measure. Independent’s management believes that such information is important information to be provided to you because, as do its management, banking regulators, many financial analysts and other investors, you can use the tangible book value per common share in conjunction with more traditional bank capital ratios to assess, on a pro forma basis, the combined companies’ capital adequacy without the effect of goodwill and other intangible assets and compare that capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets. Book value per common share is the most directly comparable financial measure calculated in accordance with GAAP. The following table presents, as of the dates set forth below, on a pro forma combined basis, the total stockholders’ equity and tangible common equity of the combined companies and presents a reconciliation of the pro forma combined tangible book value per common share compared to the pro forma combined book value per common share:

	Pro Forma Independent with Collin Bank and Live Oak Financial Corp.(a)	Pro Forma Independent, Collin Bank and Live Oak Financial Corp. with BOH Holdings(a)
	As of September 30, 2013	As of September 30, 2013
(dollars in thousands except per share data)	(unaudited)	(unaudited)
Tangible common equity
Total stockholders’ equity	$242,073	$378,077
Adjustments:
Goodwill	37,685	130,917
Core deposit intangibles	4,385	10,385

Tangible common equity	$200,503	$236,775

Common shares outstanding(b)	12,560,252	16,176,312

Book value per common share	$19.27	$23.37
Tangible book value per common share	15.92	14.64

(a)	Pro forma balance sheet includes adjustments to record acquired assets and liabilities at estimated fair value as of the dates presented. These estimates of the fair values of the acquired assets and liabilities for inclusion in Independent’s consolidated financial statements as of dates on or after the effective date of the merger will be adjusted once final third party valuations are performed as of the actual effective time of the merger.
(b)	The pro forma number of common shares outstanding are calculated as set forth in note (5) above.

(7)	See “Business—IBG Adriatica” for information regarding the real property owned by Independent’s subsidiary, IBG Adriatica.
(8)	Each of five wholly owned, but nonconsolidated, subsidiaries of Independent holds a series of Independent’s junior subordinated debentures purchased by the subsidiary in connection with and paid for with the proceeds of the issuance of trust issued preferred securities by that subsidiary. Independent has guaranteed the payment of the amounts payable under each of those issues of trust preferred securities.
(9)	Pro forma stockholders’ equity is calculated based on the redemption prior to closing of BOH Holdings Series C preferred stock.

Comparative Historical and Unaudited Pro Forma Per Share Financial Data

The following table presents: (1) historical per share information for Independent and Independent pro forma with Collin Bank and Live Oak Financial Corp.; (2) tax-adjusted pro forma information for Independent and Independent pro forma with Collin Bank and Live Oak Financial Corp.; (3) historical per share information for BOH Holdings; (4) pro forma per share information of the combined company after giving effect to the merger and the acquisition of Collin Bank and Live Oak Financial Corp.; and (5) equivalent pro forma per share information for BOH Holdings.

The combined company pro forma per share information was derived by combining information from the historical financial information presented above under “Selected Financial Information of Independent,” “Selected Financial Information of BOH Holdings” and “Selected Unaudited Pro Forma Combined Financial Information.” You should read this table together with the financial information discussed under those headings and the consolidated financial statements of Independent and BOH Holdings presented elsewhere in this joint proxy statement/prospectus. You should not rely on the pro forma per share information as being necessarily indicative of actual results had the merger and the Collin Bank and Live Oak Financial Corp. acquisitions been effective on January 1, 2012 for purposes of net income per share data, and September 30, 2013 for purposes of book value per share data. In addition, the comparative historical and unaudited pro forma per share financial data for Independent in the table immediately below includes, as of the dates and for the periods indicated, the results and financial condition for Collin Bank and Live Oak Financial Corp. Independent’s acquisition of Collin Bank was completed November 30, 2013, and Independent’s acquisition of Live Oak Financial Corp. was completed January 1, 2014.

The information appearing in the column captioned “Combined Pro Forma” in the table below was prepared assuming that (i) 3,616,060 shares of Independent common stock were issued to the shareholders of BOH Holdings in the merger as of January 1, 2012 for purposes of net income per share data, and September 30, 2013 for purposes of book value per share data, and (ii) a total of 483,325 shares of Independent common stock were issued to the shareholders of Collin Bank and Live Oak Financial Corp. on January 1, 2012 for purposes of net income per share data, and September 30, 2013 for purposes of book value per share data. The information appearing in the column captioned “Per Equivalent BOH Holdings Share” was obtained by multiplying the pro forma amounts by 0.4537, the assumed ratio at which shares of Independent common stock will be issued for a share of BOH Holdings common stock in the merger. Such assumed ratio was calculated based on the assumption that 7,960,872 shares of BOH Holdings common stock were outstanding on the date indicated, which is the expected number of shares to be outstanding at the effective time of the merger (assuming that all outstanding options to purchase shares of BOH Holdings common stock are automatically exercised on a cashless basis). The exact number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger cannot be determined with complete precision because BOH Holdings cannot predict the exact number of shares of BOH Holdings Series D preferred stock that will be outstanding prior to the merger (both of which are convertible or exercisable, as the case may be, into shares of BOH Holdings common stock prior to the effective time of the merger).

	Independent	Independent Pro Forma with Collin Bank and Live Oak Financial Corp.	BOH Holdings	Combined Pro Forma(1)	Per Equivalent BOH Holdings Share
Book value per share:	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
At September 30, 2013	$18.09	$19.27	$9.92	$23.38	$10.62
Cash dividends declared per share(2):
Nine months ended September 30, 2013	$0.19	$0.27	$—	$0.19	$0.09
Year ended December 31, 2012	0.27	0.36	1.10	0.86	0.39
Basic net income per share:
Nine months ended September 30, 2013	$1.44	$1.48	$1.16	$1.67	$0.76
Year ended December 31, 2012	2.23	2.31	1.14	2.28	1.04
Tax adjusted pro forma basic net income per share(3):
Nine months ended September 30, 2013	$1.10	$1.12	n/a	$1.51	$0.69
Year ended December 31, 2012	1.56	1.61	n/a	1.79	0.81
Diluted net income per share:
Nine months ended September 30, 2013	$1.43	$1.47	$1.09	$1.67	$0.76
Year ended December 31, 2012	2.23	2.31	1.06	2.28	1.03
Tax adjusted diluted net income per share(3):
Nine months ended September 30, 2013	$1.10	$1.12	n/a	$1.51	$0.69
Year ended December 31, 2012	1.56	1.61	n/a	1.79	0.81

(1)	The pro forma combined book value per share of Independent common stock is based upon the pro forma combined common stockholders’ equity for Independent and BOH Holdings as of September 30, 2013 divided by total pro forma common shares of Independent issued and outstanding as of that date assuming (i) the merger was effective as of September 30, 2013 and 3,616,060 shares of the Independent common stock in the aggregate were issued in connection with the merger as of September 30, 2013 and (ii) the acquisitions of Collin Bank and Live Oak Financial Corp. were effective as of September 30, 2013 and 483,325 shares of Independent common stock in the aggregate were issued in connection with these acquisitions as of September 30, 2013.
(2)	Dividends declared do not include the cash distributions paid to Independent’s shareholders in the nine months ended September 30, 2013 and the year ended December 31, 2012 to provide them with funds to pay their federal income tax liabilities incurred as a result of the pass-through of Independent’s net taxable income for the first three months of the nine months ended September 30, 2013 and for the full year ended December 31, 2012 to its shareholders as holders of shares in an S corporation for federal income tax purposes. The aggregate amounts of such cash distributions relating to the payment of tax liabilities were $0.52 per share for the nine months ended September 30, 2013 and $0.92 per share for the year ended December 31, 2012.
(3)	Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation and, as a result, did not pay U.S. federal income taxes, and, as a result, Independent has not been required to make any provision or recognize any liability for federal income tax in its consolidated financial statements for any period ended on or before March 31, 2013. As of April 1, 2013, Independent terminated its S corporation election and became subject to federal income tax as a C corporation under Subchapter C of the Code. Independent has calculated its tax adjusted pro forma basic net income per share and its tax adjusted pro forma diluted net income per share for each period presented by calculating a pro forma provision for federal income taxes using an assumed annual effective federal income tax rate of 32.8% for the nine months ended September 30, 2013 and 30.1% for the year ended December 31, 2012, and adjusting its historical net income for each period presented to give effect to the pro forma provision for federal income taxes for such period.

Comparative Stock Prices

The following table shows (1) the market values of Independent common stock at the close of business on November 21, 2013, the business day prior to the announcement of the proposed merger, and as of the most recent date practicable preceding the date of this joint proxy statement/prospectus and (2) the equivalent pro forma value of a share of BOH Holdings common stock at such dates based on the value of the consideration to be received in the merger with respect to each share. Historical market value information regarding BOH Holdings common stock is not provided because there is no active market for BOH Holdings common stock.

	Independent Common Stock(1)	Equivalent Pro Forma Per Share of BOH Holdings Common Stock(2)
November 21, 2013	$41.06	$22.92
December 31, 2013	49.66	26.83

(1)	Represents the closing price of Independent common stock on the NASDAQ Global Market on the date indicated.
(2)	Equivalent pro forma market value per share of BOH Holdings common stock represents the historical market value per share of Independent common stock multiplied by the assumed exchange ratio of 0.4542 and adding the assumed per-share cash consideration of $4.27, assuming no downward adjustment to the cash portion of the consideration. The assumed exchange ratio and assumed per-share cash consideration were calculated based on 7,304,322 shares of BOH Holdings common stock issued and outstanding as of December 31, 2013, and assumes the issuance of 514,508 shares of BOH Holdings common stock pursuant to outstanding BOH Holdings options and the issuance of 142,042 shares of BOH Holdings common stock as a result of the conversion of BOH Holdings Series D preferred stock as a result of the merger. The number of shares of BOH Holdings common stock to be issued pursuant to outstanding BOH Holdings options was calculated using a value of $26.83 per share of BOH Holdings common stock, which was the price determined in accordance with the reorganization agreement as if the merger had closed on December 31, 2013, and assumes all BOH Holdings option holders exercised on a cashless basis.

See “—Terms of Merger” beginning on page 13 for description of the merger consideration.

Dividends

Dividend Payments

As approved by Independent’s board of directors, Independent declared and paid a $0.06 per share dividend to holders of Independent common stock in each of the third quarter and fourth quarters of 2013, and, subject to applicable statutory and regulatory restrictions and the declaration of such dividends by the board of directors of Independent, intends to pay a cash dividend in the first quarter of 2014 and quarterly thereafter following the merger. No dividends payable in the future have been declared by Independent’s board of directors.

Independent’s dividend policy may change with respect to the payment of dividends as a return on investment, and Independent’s board of directors may change or eliminate the payment of future dividends at its discretion, without notice to Independent’s shareholders. Any future determination to pay dividends to holders of Independent’s common stock will be dependent upon Independent’s results of operations, financial condition, capital requirements, banking regulations, contractual restrictions (including the restrictions discussed below), and any other factors that Independent’s board of directors may deem relevant.

Dividend Restrictions

Under the terms of its junior subordinated debentures issued in connection with the issuance of trust preferred securities by subsidiaries of Independent, Independent is not permitted to pay any dividends on its common stock if it is in default on any payments required to be made on the junior subordinated debentures.

As a bank holding company, Independent’s ability to pay dividends is affected by the policies and enforcement powers of the Federal Reserve. See “Regulation and Supervision—Independent Bank Group as a Bank Holding Company—Regulatory Restrictions on Dividends; Source of Strength.” In addition, because Independent is a holding company, it is dependent upon the payment of dividends by Independent Bank to Independent as its principal source of funds to pay dividends in the future, if any, and to make other payments. Independent Bank is also subject to various legal, regulatory and other restrictions on its ability to pay dividends and make other distributions and payments to Independent. See “Regulation and Supervision—Regulation of Independent Bank—Restrictions on Distribution of Subsidiary Bank Dividends and Assets.”

Possible Payment of Dividends on Independent Preferred Stock that May Be Issued in Connection with the Merger

If Independent does not require BOH Holdings to redeem the BOH Holdings Series C preferred stock prior to the merger, Independent will exchange each share of BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury.

In this event, Independent would be obligated upon the consummation of the merger and the exchange of the BOH Holdings Series C preferred stock to make dividend payments to holders of its newly issued shares of Independent preferred stock. Because the terms of any such series of Independent preferred stock would be, under these circumstances, negotiated with and agreed upon by the U.S. Treasury, Independent can make no assurances as to the rights and privileges to be granted to holders of such preferred shares, including rights to dividend payments. See the disclosure under “Comparison of Rights of Shareholders of BOH Holdings and Independent” beginning on page 286.

RISK FACTORS

An investment in Independent common stock in connection with the merger involves risks. Similarly, a decision on the part of Independent shareholders to approve the merger and the issuance of shares of Independent common stock in connection with that merger also involves risks. The material risks and uncertainties connected with the merger, with the decision to invest in Independent common stock, and with Independent’s business in general are described below. Holders of BOH Holdings common stock and BOH Holdings Series D preferred stock and holders of Independent common stock should carefully read and consider all of these risks and all other information contained in this joint proxy statement/prospectus in deciding whether to vote for approval of the various proposals for which they may vote. If any of the risks described in this joint proxy statement/prospectus occur, the value of Independent common stock that you currently hold or which you would hold upon consummation of the merger could decline significantly, and the current holders of Independent common stock and/or the holders of BOH Holdings common stock or BOH Holdings Series D preferred stock could lose all or part of their respective investments.

Risks Related to the Merger

The merger may not be completed.

Completion of the merger is subject to regulatory approval. Neither Independent nor BOH Holdings can assure you that the required regulatory approvals will be obtained. If they are not successful in obtaining required regulatory approvals, the merger will not be completed. If such regulatory approvals are received, there can be no assurance to the timing of those approvals or whether any conditions will be imposed that would result in certain closing conditions of the merger not being satisfied.

Independent shareholders and BOH Holdings shareholders should bear in mind that regulatory approval reflects only the view that the merger does not contravene applicable competitive standards imposed by law, and that the merger is consistent with regulatory policies relating to safety and soundness. Further, regulatory approval is not an opinion that the proposed merger is favorable to the shareholders of either party to the merger from a financial point of view or that a regulatory authority has considered the adequacy of the terms of the merger. Regulatory approval is not an endorsement or recommendation of the merger.

The reorganization agreement and merger must also be approved by two-thirds of the holders of BOH Holdings common stock and BOH Holdings Series D preferred stock, each voting as a separate class. The consummation of the merger is also subject to other conditions precedent described in the reorganization agreement, including BOH Holdings having a tangible book value, as calculated pursuant to the reorganization agreement, of at least $65 million as of the closing, BOH Holdings maintaining a minimum allowance for loan and lease losses, and that there has been no material adverse change in the condition of BOH Holdings or Independent. Further, it is also a closing condition to the merger that the volume-weighted average of the sale price per Independent share of common stock on the NASDAQ Global Select Market for the twenty consecutive trading days ending on and including the third trading day preceding the closing date as reported by Bloomberg is not less than $30.09. In addition, it is a condition in the reorganization agreement that the holders of not more than 5% of the outstanding shares of BOH Holdings common stock (including shares of BOH Holdings Series D preferred stock that will be converted into BOH Holdings common stock immediately prior to the consummation of the merger) will exercise their statutory dissenters’ rights under the TBOC. The number of shares of BOH Holdings common stock that will exercise dissenters’ rights under the TBOC is not known and, therefore, there is no assurance of this closing condition being satisfied. If a condition of either party is not satisfied, that party may be able to terminate the reorganization agreement and, in such case, the transaction would not be consummated. Further, because there are significantly more shares of BOH Holdings common stock outstanding as compared to BOH Series D preferred stock and each class of stock must approve the reorganization agreement and merger, this may confer a disproportionate amount of control over such approval to the holders of the BOH Holdings Series D preferred stock. The parties cannot assure you that all of the conditions precedent in the reorganization agreement will be satisfied.

The parties will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees and customers may have an adverse effect on BOH Holdings and Bank of Houston and, consequently, on Independent and Independent Bank. These uncertainties surrounding the merger may impair each party’s (and each party’s respective subsidiary bank’s) respective ability to attract, retain and motivate key personnel until the merger is completed and could cause customers and others that deal with either party to seek to change existing business relationships with either party. In addition, the reorganization agreement restricts BOH Holdings and Bank of Houston from taking other specified actions until the merger occurs without the consent of Independent. These restrictions may prevent BOH Holdings and Bank of Houston from pursuing attractive business opportunities that may arise prior to the completion of the merger. See “The Merger—Conduct of Business Pending Effective Time” beginning on page 105 of this joint proxy statement/prospectus for a description of the restrictive covenants to which BOH Holdings and Bank of Houston are subject.

Integrating Bank of Houston into Independent’s operations may be more difficult, costly or time-consuming than Independent expects.

Independent, Independent Bank, BOH Holdings and Bank of Houston have operated and, until the merger is completed, will continue to operate, independently. Further, Independent has not previously acquired and integrated the operations of another bank that is as proportionately large compared to Independent as will be the case with acquiring and integrating the operations of BOH Holdings and Bank of Houston. Accordingly, it is possible that the process of integrating Bank of Houston’s operations into Independent Bank’s operations could result in the disruption of operations, the loss of Bank of Houston customers and employees, and make it more difficult to achieve the intended benefits of the merger. Specifically, inconsistencies between the standards, controls, procedures and policies of Independent Bank and those of Bank of Houston could adversely affect Independent’s ability to maintain relationships with current customers and employees of Bank of Houston if and when the merger is completed. Further, as with any merger of banking institutions, business disruptions may occur that may cause Independent to lose customers or may cause customers to withdraw their deposits from Bank of Houston prior to the merger’s consummation and from Independent Bank thereafter. The realization of the anticipated benefits of the merger may depend in large part on Independent’s ability to integrate Bank of Houston’s operations into Independent Bank’s operations, and to address differences in business models and cultures. If Independent is not able to integrate the operations of Bank of Houston into Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of the merger may not be realized.

Upon completion of the merger, Independent will be conducting banking operations in the Houston financial market, in which Independent has no prior operating experience.

Upon consummation of the merger and the bank merger, Independent will be operating in the Houston metropolitan area financial market. As a result Independent will initially be relying on the management team at the Bank of Houston to provide guidance regarding operating in this new geographic market. Should Independent not be able to retain the services of these key employees after the merger or should they be unable to provide the necessary support and guidance for Independent to operate in this new market, Independent may not achieve the results it desires from the merger. Further, as this merger does not involve as much geographic overlap as Independent’s prior mergers with Collin Bank and Live Oak Financial Corp., Independent may be unable to realize all planned operating efficiencies as a result of the merger of its and BOH Holdings’ operations.

Independent may fail to realize the cost savings anticipated from the Independent merger.

Although Independent anticipates that it will realize certain cost savings as to the Bank of Houston operations and otherwise from the merger if and when the Bank of Houston operations are fully integrated into Independent Bank’s operations, it is possible that Independent may not realize all of the cost savings that

Independent has estimated it can realize. For example, unanticipated growth in Independent’s business may require Independent to continue to operate or maintain some facilities or support functions that are currently expected to be combined or reduced as a result of the Independent merger. Independent’s realization of the estimated cost savings also will depend on Independent’s ability to combine the operations of Independent Bank and Bank of Houston in a manner that permits those costs savings to be realized. Independent is not able to integrate Bank of Houston’s operations into Independent Bank’s operations successfully, the anticipated cost savings may not be fully realized, if at all, or may take longer to realize than expected.

The fairness opinions obtained by BOH Holdings and Independent from their financial advisors will not reflect changes in circumstances subsequent to the date of the fairness opinion.

Sandler O’Neill, BOH Holdings’ financial advisor in connection with the proposed merger, and Sterne Agee, Independent’s financial advisor in connection with the proposed merger, have delivered to the respective boards of directors of BOH Holdings and Independent their opinions dated as of November 21, 2013. The opinion of Sandler O’Neill stated, that as of such date, and based upon and subject to the factors and assumptions set forth therein, the merger consideration was fair to BOH Holdings shareholders from a financial point of view. The opinion of Sterne Agee stated that as of November 21, 2013, and based upon and subject to the factors and assumptions set forth therein, the consideration to be paid by Independent in the merger is fair from a financial point of view to Independent. The opinions are necessarily based on economic, market, regulatory and other conditions as in effect on, and the information made available to the financial advisors, as of the date thereof. Events occurring after the date of the opinions could materially affect the assumptions used in preparing the opinions and as a result a similar conclusion might not be reached considering the subsequent events. Any such events, or other factors on which the opinions are based, may materially alter or affect the relative values of Independent and BOH Holdings.

Risks Related to BOH Holdings Shareholders’ Interests if the Merger is Consummated

The tangible book value of BOH Holdings could be an amount that results in the reduction of the amount of cash consideration that BOH Holdings shareholders receive for their shares of BOH Holdings common stock and affect Independent’s obligation to consummate the merger.

The amount of aggregate cash consideration to be received by BOH Holdings shareholders in the merger will be reduced if BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, is less than $70 million as of the closing date. If, as of the closing date, BOH Holdings’ tangible book value is less than $70 million, but equal to or more than $65 million, the aggregate cash consideration will be reduced by an amount equal to the product of (i) the difference between (x) $70 million minus (y) BOH Holdings’ tangible book value as of the closing date, multiplied by (ii) 2.4, in each case, as BOH Holdings tangible book value is calculated pursuant to the reorganization agreement. Moreover, Independent’s obligation to consummate the merger is conditioned upon BOH Holdings having a net tangible book value, as calculated pursuant to the reorganization agreement, of at least $65 million as of the closing. Accordingly, at the time BOH Holdings’ shareholders vote on the reorganization agreement, they will not know the exact value of the cash consideration they will receive in the merger. Neither Independent nor BOH Holdings can assure BOH Holdings’ shareholders of the exact amount of cash consideration that they will receive in the merger.

BOH Holdings shareholders will not know the exact fraction of a share of Independent common stock or the exact amount of cash they will receive for each share of BOH Holdings common stock when they vote on approving the reorganization agreement and the merger.

The exact number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger cannot be determined with complete precision because BOH Holdings cannot predict the exact number of shares of BOH Holdings Series D preferred stock and the exact number of options to purchase shares of BOH Holdings common stock that will be converted or exercised, as the case may be, into or for shares of BOH Holdings common stock prior to the merger.

The automatic conversion of the Series D preferred stock and the automatic exercise of options in connection with the merger will result in dilution to the current holders of BOH Holdings common stock and reduce the amount of per share merger consideration.

Holders of BOH Holdings common stock will be diluted as a result of the automatic conversion of the BOH Holdings Series D preferred stock and the accelerated vesting and automatic exercise of the BOH Holdings options prior to the consummation of the merger. As a result, the per share merger consideration to be received by current holders of BOH Holdings common stock will be reduced to the extent of this dilution.

BOH Holdings shareholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

BOH Holdings shareholders currently have the right to vote in the election of the board of directors of BOH Holdings and on other matters affecting BOH Holdings. The merger will transfer control of the operations of BOH Holdings to Independent and to the shareholders of Independent. When the merger occurs, each BOH Holdings shareholder will become a shareholder of Independent with a percentage ownership of Independent much smaller than such shareholder’s percentage ownership of BOH Holdings. Because of this, BOH Holdings shareholders will have less influence on the management and policies of Independent than they now have on the management and policies of BOH Holdings.

The shares of Independent common stock to be received by BOH Holdings shareholders as a result of the merger will have different rights than the shares of BOH Holdings common stock and in some cases may be less favorable.

The rights associated with BOH Holdings common stock and BOH Holdings Series D preferred stock are different from the rights associated with Independent common stock and, in some cases, may be less favorable. For example, holders of BOH Holdings common stock and holders of BOH Holdings Series D preferred stock currently hold elections for their board of directors at each annual meeting of BOH shareholders. Upon consummation of the merger, the holders of BOH common stock and BOH Holdings Series D preferred stock will hold Independent common stock that provides that only one of three classes of directors are elected at each annual meeting of Independent shareholders, which could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change in control of Independent. Further, holders of BOH Holdings Series D preferred stock have a liquidation preference that will be eliminated when their shares of BOH Holdings Series D preferred stock are converted into shares of BOH Holdings common stock and then exchanged for shares of Independent common stock. See “Comparison of Rights of Shareholders of BOH Holdings and Independent” on page 281 for a more detailed description of the shareholder rights of each of Independent and BOH Holdings.

The dissenters’ rights appraisal process is uncertain.

Holders of BOH Holdings common stock and BOH Holdings Series D preferred stock may or may not be entitled to receive more than the amount provided for in the reorganization agreement for their shares of BOH Holdings common stock (including shares of BOH Holdings Series D preferred stock that will be converted into BOH Holdings common stock immediately prior to the consummation of the merger) if they elect to exercise their right to dissent from the proposed merger, depending on the appraisal of the fair value of the BOH Holdings common stock pursuant to the dissenting shareholder procedures under the TBOC. See “The Merger—Dissenters’ Rights of BOH Holdings Shareholders” and Appendix D. For this reason, the amount of cash that such shareholders might be entitled to receive should they elect to exercise their right to dissent to the merger may be more or less than the value of the merger consideration to be paid pursuant to the reorganization agreement. In addition, it is a condition in the reorganization agreement that the holders of not more than 5% of the outstanding shares of BOH Holdings common stock (including shares of BOH Holdings Series D preferred stock that will be converted into BOH Holdings common stock immediately prior to the consummation of the merger) shall have exercised their statutory dissenters’ rights under the TBOC. The number of shares of BOH Holdings common stock for which holders will exercise dissenters’ rights under the TBOC is not known and therefore there is no assurance of this closing condition being satisfied.

BOH Holdings shareholders may pay U.S. federal income tax as a result of the merger.

The cash consideration that BOH Holdings shareholders receive in the merger in exchange for their common stock of BOH Holdings is anticipated to be taxable for U.S. federal income tax purposes. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger.”

Some of the directors and officers of BOH Holdings may have interests and arrangements that may have influenced their decisions to support or recommend that you approve the reorganization agreement.

The interests of some of the directors and officers of BOH Holdings may be different from those of BOH Holdings shareholders. The directors and certain officers of BOH Holdings are or will be participants in arrangements relating to, or that are affected by the merger that are different from, or in addition to, those of BOH Holdings shareholders including, without limitation, their receipt of change in control payments, severance or improved terms of employment in connection with the merger. These interests are described in more detail in the section of this joint proxy statement/prospectus entitled “The Merger—Financial Interests of Directors and Officers of BOH Holdings in the Merger” beginning on page 120. Further, directors and certain officers of BOH Holdings have entered into an agreement to vote the shares of BOH Holdings common stock and BOH Holdings Series D preferred stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement, or voting agreement; provided, however, that the BOH Holdings shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal, if any, under the terms of the reorganization agreement. As of the BOH Holdings record date,              shares of BOH Holdings common stock, or approximately     % of the outstanding shares of the BOH Holdings common stock, and              shares of BOH Holdings Series D preferred stock or approximately     % of the outstanding shares of BOH Holdings Series D preferred stock, in each case, entitled to vote at the special meeting, were bound by the voting agreement.

Risks Related to Independent’s Business

Independent’s success depends significantly on Independent’s management team, and the loss of Independent’s senior executive officers or other key employees and Independent’s inability to recruit or retain suitable replacements could adversely affect Independent’s business, results of operations and growth prospects.

Independent’s success depends significantly on the continued service and skills of Independent’s existing executive management team, particularly David Brooks, Independent’s Chairman of the Board and Chief Executive Officer, Torry Berntsen, Independent’s President and Chief Operating Officer, Daniel Brooks, Independent’s Vice Chairman and Chief Risk Officer, Brian Hobart, Independent’s Vice Chairman and Chief Lending Officer, Michelle Hickox, Independent’s Executive Vice President and Chief Financial Officer, and Jan Webb, Independent’s Executive Vice President and Secretary. The implementation of Independent’s business and growth strategies also depends significantly on Independent’s ability to retain employees with experience and business relationships within their respective market areas. Independent’s officers may terminate their employment with Independent at any time, and Independent could have difficulty replacing such officers with persons who are experienced in the specialized aspects of Independent’s business or who have ties to the communities within Independent’s market areas. The loss of any of Independent’s key personnel could therefore have an adverse impact on Independent’s business and growth.

The obligations associated with being a public company will require significant resources and management attention, which will increase Independent’s costs of operations and may divert focus from Independent’s business operations.

Independent has not been required in the past to comply with certain requirements of the SEC, to file periodic reports with the SEC or to have Independent’s consolidated financial statements completed, reviewed or audited and filed within a specified time. Having become a publicly traded company following completion of Independent’s public offering in April 2013, Independent is now required to file periodic reports containing Independent’s consolidated financial statements with the SEC within a specified time following the completion of quarterly and annual periods. As a public company, Independent will also incur significant legal, accounting, insurance and other expenses. Compliance with these reporting requirements and other rules of the SEC and the rules of the NASDAQ Global Select Market will increase Independent’s legal and financial compliance costs and make some activities more time consuming and costly. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert management’s attention from implementing Independent’s growth strategy, which could prevent Independent from successfully implementing Independent’s strategic initiatives and improving Independent’s business, results of operations and financial condition. Independent has made, and will continue to make, changes to Independent’s internal controls and procedures for financial reporting and accounting systems to meet Independent’s reporting obligations as a public company. However, Independent cannot predict or estimate the amount of additional costs that it may incur in order to comply with these requirements. Independent anticipates that these costs will materially increase its general and administrative expenses.

Independent’s business concentration in Texas imposes risks and may magnify the adverse effects and consequences to Independent resulting from any regional or local economic downturn affecting Texas.

Independent conducts its operations almost exclusively in Texas as approximately 97% of the loans in Independent’s real estate loan portfolio as of September 30, 2013, were secured by properties and collateral located in Texas. Likewise, as of such date, approximately 95% of the loans in Independent’s loan portfolio were made to borrowers who live and/or conduct business in Texas. This geographic concentration imposes risks from lack of geographic diversification. The economic conditions in Texas affect Independent’s business, financial condition, results of operations, and future prospects, where adverse economic developments, among other things, could affect the volume of loan originations, increase the level of nonperforming assets, increase the rate of foreclosure losses on loans and reduce the value of Independent’s loans and loan servicing portfolio. Any regional or local economic downturn that affects Texas or existing or prospective borrowers or property values in such areas may affect Independent and Independent’s profitability more significantly and more adversely than Independent’s competitors whose operations are less geographically concentrated.

Independent’s small to medium-sized business customers may have fewer financial resources than larger entities to weather a downturn in the economy, which may impair a borrower’s ability to repay a loan, and such impairment could adversely affect Independent’s results of operations and financial condition.

Independent focuses its business development and marketing strategy primarily to serve the banking and financial services needs of small to medium-sized businesses. These small to medium-sized businesses generally have fewer financial resources in terms of capital or borrowing capacity than larger entities. If general economic conditions negatively impact the north and central Texas area or the Texas market generally and small to medium-sized businesses are adversely affected, Independent’s results of operations and financial condition may be negatively affected.

Independent’s strategy of pursuing acquisitions exposes Independent to financial, execution and operational risks that could have a material adverse effect on Independent’s business, financial condition, results of operations and growth prospects.

Independent has been pursuing a growth strategy that includes the acquisition of other financial institutions in target markets. Independent has completed six acquisitions since 2010, and Independent intends to continue this strategy. Such an acquisition strategy, involves significant risks, including the following:

•	finding suitable markets for expansion;

•	finding suitable candidates for acquisition;

•	attracting funding to support additional growth;

•	maintaining asset quality;

•	attracting and retaining qualified management; and

•	maintaining adequate regulatory capital.

Acquisitions of financial institutions also involve operational risks and uncertainties, and acquired companies may have unknown or contingent liabilities with no available manner of recourse, exposure to unexpected asset quality problems, key employee and customer retention problems and other problems that could negatively affect Independent’s organization. Independent may not be able to complete future acquisitions or, if completed, Independent may not be able to successfully integrate the operations, management, products and services of the entities that Independent acquires and eliminate redundancies. The integration process may also require significant time and attention from Independent’s management that they would otherwise direct toward servicing existing business and developing new business. Acquisitions typically involve the payment of a premium over book and market values and, therefore, some dilution of Independent’s tangible book value and net income per common share may occur in connection with any future transaction. Failure to successfully integrate the entities Independent acquires into Independent’s existing operations may increase Independent’s operating costs significantly and adversely affect Independent’s business and earnings.

If Independent does not manage Independent’s growth effectively, Independent’s business, financial condition, results of operations and future prospects could be negatively affected, and Independent may not be able to continue to implement Independent’s business strategy and successfully conduct Independent’s operations.

If the goodwill that Independent recorded in connection with a business acquisition becomes impaired, it could require charges to earnings, which would have a negative impact on Independent’s financial condition and results of operations.

Goodwill represents the amount by which the cost of an acquisition exceeded the fair value of net assets Independent acquired in connection with the purchase of another financial institution. Independent reviews goodwill for impairment at least annually, or more frequently if events or changes in circumstances indicate that the carrying value of the asset might be impaired.

Independent determines impairment by comparing the implied fair value of the reporting unit goodwill with the carrying amount of that goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. Any such adjustments are reflected in Independent’s results of operations in the periods in which they become known. As of September 30, 2013, Independent’s goodwill totaled $28.7 million. While Independent has not recorded any such impairment charges since Independent initially recorded the goodwill, there can be no assurance that Independent’s future evaluations of goodwill will not result in findings of impairment and related write-downs, which may have a material adverse effect on Independent’s financial condition and results of operations.

If Independent does not effectively manage Independent’s asset quality and credit risk, Independent would experience loan losses, which could have a material adverse effect on Independent’s financial condition and results of operation.

Making any loan involves risk, including risks inherent in dealing with individual borrowers, risks of nonpayment, risks resulting from uncertainties as to the future value of collateral and cash flows available to service debt, and risks resulting from changes in economic and market conditions. Independent’s credit risk approval and monitoring procedures may fail to identify or reduce these credit risks, and they cannot completely eliminate all credit risks related to Independent’s loan portfolio. If the overall economic climate in the United States, generally, or Independent’s market areas, specifically, experiences material disruption, Independent’s borrowers may experience difficulties in repaying their loans, the collateral Independent holds may decrease in value or become illiquid, and the level of nonperforming loans, charge-offs and delinquencies could rise and require additional provisions for loan losses, which would cause Independent’s net income and return on equity to decrease.

Because a significant portion of Independent’s loan portfolio is composed of real estate loans, negative changes in the economy affecting real estate values and liquidity could impair the value of collateral securing Independent’s real estate loans and result in loan and other losses.

As of September 30, 2013, approximately 81.9% of Independent’s loan portfolio was composed of loans with real estate as a primary or secondary component of collateral, excluding agricultural loans secured by real estate. As a result, adverse developments affecting real estate values in Independent’s market areas could increase the credit risk associated with Independent’s real estate loan portfolio. The market value of real estate can fluctuate significantly in a short period of time as a result of market conditions in the area in which the real estate is located. Adverse changes affecting real estate values and the liquidity of real estate in one or more of Independent’s markets could increase the credit risk associated with Independent’s loan portfolio, and could result in losses that would adversely affect credit quality, financial condition, and results of operation. Negative changes in the economy affecting real estate values and liquidity in Independent’s market areas could significantly impair the value of property pledged as collateral on loans and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses. Collateral may have to be sold for less than the outstanding balance of the loan, which could result in losses on such loans. Such declines and losses would have a material adverse impact on Independent’s business, results of operations and growth prospects. If real estate values decline, it is also more likely that Independent would be required to increase Independent’s allowance for loan losses, which could adversely affect Independent’s financial condition, results of operations and cash flows.

Independent’s allowance for loan losses may prove to be insufficient to absorb potential losses in Independent’s loan portfolio, which may adversely affect Independent’s business, financial condition and results of operations.

Independent establishes its allowance for loan losses and maintains it at a level considered adequate by management to absorb probable loan losses based on Independent’s analysis of its portfolio and market environment. The allowance for loan losses represents Independent’s estimate of probable losses in the portfolio at each balance sheet date and is based upon relevant information available to Independent. The allowance contains provisions for probable losses that have been identified relating to specific borrowing relationships, as well as probable losses inherent in the loan portfolio and credit undertakings that are not specifically identified. Additions to the allowance for loan losses, which are charged to earnings through the provision for loan losses, are determined based on a variety of factors, including an analysis of the loan portfolio, historical loss experience and an evaluation of current economic conditions in Independent’s market areas. The actual amount of loan losses is affected by changes in economic, operating and other conditions within Independent’s markets, as well as changes in the financial condition, cash flows, and operations of Independent’s borrowers, all of which are beyond Independent’s control, and such losses may exceed current estimates.

As of September 30, 2013, Independent’s allowance for loan losses as a percentage of total loans was 0.85% and as a percentage of total nonperforming loans was 197.28%. Additional loan losses will likely occur in the future and may occur at a rate greater than Independent has previously experienced. Independent may be required to take additional provisions for loan losses in the future to further supplement the allowance for loan losses, either due to management’s decision to do so or requirements by Independent’s banking regulators. In addition, bank regulatory agencies will periodically review Independent’s allowance for loan losses and the value attributed to nonaccrual loans or to real estate acquired through foreclosure. Such regulatory agencies may require Independent to recognize future charge-offs. These adjustments may adversely affect Independent’s business, financial condition and results of operations.

A lack of liquidity could adversely affect Independent’s operations and jeopardize Independent’s business, financial condition, and results of operations.

Liquidity is essential to Independent’s business. Independent relies on its ability to generate deposits and effectively manage the repayment and maturity schedules of Independent’s loans and investment securities, respectively, to ensure that Independent has adequate liquidity to fund Independent’s operations. An inability to raise funds through deposits, borrowings, the sale of Independent’s investment securities, Federal Home Loan Bank advances, the sale of loans, and other sources could have a substantial negative effect on Independent’s liquidity. Independent’s most important source of funds consists of deposits. Deposit balances can decrease when customers perceive alternative investments as providing a better risk/return tradeoff. If customers move money out of bank deposits and into other investments, Independent would lose a relatively low-cost source of funds, increasing Independent’s funding costs and reducing Independent’s net interest income and net income.

Other primary sources of funds consist of cash flows from operations, investment maturities and sales of investment securities, and proceeds from the issuance and sale of Independent’s equity and debt securities to investors. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank and the Federal Home Loan Bank. Independent also may borrow funds from third-party lenders, such as other financial institutions. Independent’s access to funding sources in amounts adequate to finance or capitalize Independent’s activities, or on terms that are acceptable to Independent, could be impaired by factors that affect Independent directly or the financial services industry or economy in general, such as disruptions in the financial markets or negative views and expectations about the prospects for the financial services industry.

Any decline in available funding could adversely impact Independent’s ability to originate loans, invest in securities, meet Independent’s expenses, pay dividends to Independent’s shareholders, or to fulfill obligations such as repaying Independent’s borrowings or meeting deposit withdrawal demands, any of which could have a material adverse impact on Independent’s liquidity, business, financial condition and results of operations.

Independent may need to raise additional capital in the future, and if Independent fails to maintain sufficient capital, whether due to losses, an inability to raise additional capital or otherwise, Independent’s financial condition, liquidity and results of operations, as well as Independent’s ability to maintain regulatory compliance, would be adversely affected.

Independent faces significant capital and other regulatory requirements as a financial institution. Independent may need to raise additional capital in the future to provide Independent with sufficient capital resources and liquidity to meet Independent’s commitments and business needs, which could include the possibility of financing acquisitions. In addition, Independent, on a consolidated basis, and Independent Bank, on a stand-alone basis, must meet certain regulatory capital requirements and maintain sufficient liquidity. Independent faces significant capital and other regulatory requirements as a financial institution. Independent’s ability to raise additional capital depends on conditions in the capital markets, economic conditions and a number of other factors, including investor perceptions regarding the banking industry, market conditions and governmental activities, and on Independent’s financial condition and performance. In the future, Independent may not be able to raise additional capital if needed or on terms acceptable to Independent. If Independent fails to maintain capital to meet regulatory requirements, Independent’s financial condition, liquidity and results of operations would be materially and adversely affected.

Interest rate shifts may reduce net interest income and otherwise negatively impact Independent’s financial condition and results of operations.

The majority of Independent’s banking assets are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, Independent’s earnings are significantly dependent on Independent’s net interest income, the principal component of Independent’s earnings, which is the difference between interest earned by Independent from Independent’s interest-earning assets, such as loans and investment securities, and interest paid by Independent on Independent’s interest-bearing liabilities, such as deposits and borrowings. Independent expects that it will periodically experience “gaps” in the interest rate sensitivities of Independent’s assets and liabilities, meaning that either its interest-bearing liabilities will be more sensitive to changes in market interest rates than Independent’s interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to Independent’s position, this “gap” will negatively impact Independent’s earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply, and international disorder and instability in domestic and foreign financial markets.

Interest rate increases often result in larger payment requirements for Independent’s borrowers, which increase the potential for default. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates.

Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have a material adverse effect on Independent’s results of operations and cash flows. Further, when Independent places a loan on nonaccrual status, Independent reverses any accrued but unpaid interest receivable, which decreases interest income. At the same time, Independent continues to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

If short-term interest rates remain at their historically low levels for a prolonged period, and assuming longer term interest rates fall further, Independent could experience net interest margin compression as Independent’s interest earning assets would continue to reprice downward while Independent’s interest-bearing liability rates could fail to decline in tandem. Such an occurrence would have a material adverse effect on Independent’s net interest income and Independent’s results of operations.

Independent could recognize losses on securities held in Independent’s securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While Independent attempts to invest a significant percentage of its assets in loans (Independent’s loan to deposit ratio was 100.4% as of September 30, 2013), Independent invests a percentage of its total assets (approximately 6.7% as of September 30, 2013) in investment securities as part of its overall liquidity strategy. As of September 30, 2013, the fair value of Independent’s securities portfolio was approximately $131.0 million. Factors beyond Independent’s control can significantly influence the fair value of securities in its portfolio and can cause potential adverse changes to the fair value of these securities. For example, fixed-rate securities are generally subject to decreases in market value when market interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and continued instability in the credit markets. Any of the foregoing factors could cause an other-than-temporary impairment in future periods and result in realized losses. The process for determining whether impairment is other-than-temporary usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Because of changing economic and market conditions affecting market interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, Independent may recognize realized and/or unrealized losses in future periods, which could have an adverse effect on Independent’s financial condition and results of operations.

Independent faces strong competition from financial services companies and other companies that offer banking services, which could harm Independent’s business.

Independent conducts its operations almost exclusively in Texas. Many of Independent’s competitors offer the same, or a wider variety of, banking services within Independent’s market areas. These competitors include banks with nationwide operations, regional banks and other community banks. Independent also faces competition from many other types of financial institutions, including savings and loan institutions, finance companies, brokerage firms, insurance companies, credit unions, mortgage banks and other financial intermediaries. In addition, a number of out-of-state financial intermediaries have opened production offices, or otherwise solicit deposits, in Independent’s market areas. Increased competition in Independent’s markets may result in reduced loans and deposits, as well as reduced net interest margin and profitability. Ultimately, Independent may not be able to compete successfully against current and future competitors. If Independent is unable to attract and retain banking customers, Independent may be unable to continue to grow its loan and deposit portfolios, and Independent’s business, financial condition and results of operations may be adversely affected.

Independent has a continuing need for technological change, and Independent may not have the resources to effectively implement new technology, or Independent may experience operational challenges when implementing new technology.

The financial services industry is undergoing rapid technological changes with frequent introductions of new technology-driven products and services. In addition to better serving customers, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Independent’s future success will depend in part upon Independent’s ability to address the needs of Independent’s customers by using technology to provide products and services that will satisfy customer demands for convenience as well as to create additional efficiencies in Independent’s operations as it continues to grow and expand Independent’s market area. Independent may experience operational challenges as it implements these new technology enhancements or products, which could result in Independent not fully realizing the anticipated benefits from such new technology or require Independent to incur significant costs to remedy any such challenges in a timely manner.

Many of Independent’s larger competitors have substantially greater resources to invest in technological improvements. As a result, they may be able to offer additional or superior products to those that Independent will be able to provide, which would put Independent at a competitive disadvantage. Accordingly, Independent may not be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to its customers.

System failure or breaches of Independent’s network security could subject Independent to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure Independent uses could be vulnerable to unforeseen problems. Independent’s operations are dependent upon its ability to protect its computer equipment against damage from physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as from security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Any damage or failure that causes breakdowns or disruptions in Independent’s customer relationship management, general ledger, deposit, loan and other systems could damage Independent’s reputation, result in a loss of customer business, subject Independent to additional regulatory scrutiny, or expose Independent to civil litigation and possible financial liability, any of which could have a material adverse effect on Independent. Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through Independent’s computer systems and network infrastructure, which may result in significant liability to Independent and may cause existing and potential customers to refrain from doing business with Independent. In addition, advances in computer capabilities could result in a compromise or breach of the systems Independent and Independent’s third-party service providers use to encrypt and protect customer transaction data. A failure of such security measures could have a material adverse effect on Independent’s financial condition and results of operations.

Independent’s operations could be interrupted if Independent’s third-party service providers experience difficulty, terminate their services or fail to comply with banking regulations.

Independent depends on a number of relationships with third-party service providers. Specifically, Independent receives core systems processing, essential web hosting and other Internet systems, deposit processing and other processing services from third-party service providers. If these third-party service providers experience difficulties, or terminate their services, and Independent is unable to replace them with other service providers, particularly on a timely basis, Independent’s operations could be interrupted. If an interruption were to continue for a significant period of time, Independent’s business, financial condition and results of operations could be adversely affected, perhaps materially. Even if Independent is able to replace third party service providers, it may be at a higher cost to Independent, which could adversely affect Independent’s business, financial condition and results of operations.

Independent is subject to certain operational risks, including, but not limited to, customer or employee fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject Independent to financial losses or regulatory sanctions and seriously harm Independent’s reputation. Misconduct by Independent’s employees could include hiding unauthorized activities from Independent, improper or unauthorized activities on behalf of Independent’s customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions Independent takes to prevent and detect this activity may not be effective in all cases. Employee errors could also subject Independent to financial claims for negligence.

Independent maintains a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If Independent’s internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on Independent’s business, financial condition and results of operations.

In addition, Independent relies heavily upon information supplied by third parties, including the information contained in credit applications, property appraisals, title information, equipment pricing and valuation and employment and income documentation, in deciding which loans Independent will originate, as well as the terms of those loans. If any of the information upon which Independent relies is misrepresented, either fraudulently or inadvertently, and the misrepresentation is not detected prior to asset funding, the value of the asset may be significantly lower than expected, or Independent may fund a loan that Independent would not have funded or on terms Independent would not have extended. Whether a misrepresentation is made by the applicant or another third party, Independent generally bears the risk of loss associated with the misrepresentation. A loan subject to a material misrepresentation is typically unsellable or subject to repurchase if it is sold prior to detection of the misrepresentation. The sources of the misrepresentations are often difficult to locate, and it is often difficult to recover any of the monetary losses Independent may suffer.

Independent could be subject to environmental risks and associated costs on Independent’s foreclosed real estate assets, which could materially and adversely affect Independent.

A significant portion of Independent’s loan portfolio is composed of loans collateralized by real estate. There is a risk that hazardous or toxic waste could be discovered on the properties that secure Independent’s loans. If Independent acquires such properties as a result of foreclosure, Independent could be held responsible for the cost of cleaning up or removing this waste, and this cost could exceed the value of the underlying properties and materially and adversely affect Independent.

IBG Adriatica has engaged in transactions with principals of Independent which, because of the inherent conflict of interest, creates a risk that the terms of such transactions may not be favorable to Independent.

Over the past two years, IBG Adriatica has sold several parcels of developed and undeveloped real property and associated interests in common areas in the Adriatica Development to Himalayan Ventures, L.P. Himalayan Ventures is an investment partnership composed of principals of Independent, including Vincent Viola, Independent’s majority shareholder, David Brooks, Independent’s Chairman of the Board and Chief Executive Officer, Torry Berntsen, Independent’s President and Chief Operating Officer, Daniel Brooks, Independent’s Vice Chairman and Chief Risk Officer, and Doug Cifu, a director of Independent. The purchase price paid for each of these properties was based on the appraised value and was approved by an independent committee of the board of directors of Independent Bank and by the board of directors of Independent, with the interested directors recusing themselves. Banking regulations require that all such transactions be based on the appraised value of the property. While Independent believes that these transactions are consistent with terms that are at least as favorable to Independent as could have been arranged with unrelated third parties, there is inherent risk in these transactions given the conflict of interest arising from the involvement of Independent’s principals in Himalayan Ventures.

Independent’s Chairman and Chief Executive Officer, Independent’s majority shareholder, and certain other officers and directors of Independent, are business partners in business ventures in addition to Independent, which creates potential conflicts of interest and corporate governance issues.

Messrs. David Brooks, Viola, Cifu, Berntsen and Daniel Brooks are partners in Himalayan Ventures. A dispute between these individuals in connection with this business venture outside of Independent could impact their relationship at Independent and, because of their prominence within Independent, Independent itself.

Risks Related to an Investment in Independent’s Common Stock

An active trading market for Independent’s common stock may not be sustained, and you may not be able to sell your common stock at or above the price at which your common stock was valued.

Independent recently completed the initial public offering of Independent’s common stock. Prior to that offering, there was no public market for Independent’s common stock. An active trading market for shares of Independent’s common stock may not be sustained. If an active trading market is not sustained, investors in Independent’s common stock may have difficulty selling their shares of common stock at an attractive price, or at all. An inactive market may also impair Independent’s ability to raise capital by selling Independent’s common stock and may impair Independent’s ability to expand Independent’s business by using Independent’s common stock as consideration.

Independent is dependent upon Independent Bank for cash flow, and Independent Bank’s ability to make cash distributions is restricted.

Independent’s primary tangible asset is Independent Bank. As such, Independent depends upon Independent Bank for cash distributions (through dividends on Independent Bank’s stock) that Independent uses to pay Independent’s operating expenses, satisfy Independent’s obligations (including Independent’s senior indebtedness, or subordinated debentures, and Independent’s junior subordinated indebtedness issued in connection with trust preferred securities), and to pay dividends on Independent’s common stock. There are numerous laws and banking regulations that limit Independent Bank’s ability to pay dividends to Independent. If Independent Bank is unable to pay dividends to Independent, Independent will not be able to satisfy Independent’s obligations or pay dividends on Independent common stock. Federal and state statutes and regulations restrict Independent Bank’s ability to make cash distributions to Independent. These statutes and regulations require, among other things, that Independent Bank maintain certain levels of capital in order to pay a dividend. Further, state and federal banking authorities have the ability to restrict the payment of dividends by supervisory action.

Independent’s dividend policy may change without notice, and Independent’s future ability to pay dividends is subject to restrictions.

Independent may change its dividend policy at any time without notice to Independent’s shareholders. Holders of Independent’s common stock are entitled to receive only such dividends as Independent’s board of directors may declare out of funds legally available for such payments. Any declaration and payment of dividends on common stock will depend upon Independent’s earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, Independent’s ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by its board of directors. Furthermore, consistent with Independent’s strategic plans, growth initiatives, capital availability, projected liquidity needs, and other factors, Independent has made, and will continue to make, capital management decisions and policies that could adversely impact the amount of dividends, if any, paid to Independent’s common shareholders.

The Federal Reserve has indicated that bank holding companies should carefully review their dividend policy in relation to the organization’s overall asset quality, level of current and prospective earnings and level, composition and quality of capital. The guidance provides that Independent inform and consult with the Federal Reserve prior to declaring and paying a dividend that exceeds earnings for the period for which the dividend is being paid or that could result in an adverse change to Independent’s capital structure, including interest on the subordinated debentures underlying Independent’s trust preferred securities. If required payments on Independent’s outstanding junior subordinated debentures, held by its unconsolidated subsidiary trusts, are not made or are suspended, Independent will be prohibited from paying dividends on its common stock.

Independent’s majority shareholder and board of directors have historically controlled, and in the future will continue to be able to control, Independent.

Collectively, as of the date hereof, Messrs. Vincent Viola and David Brooks own 46.5% of Independent’s outstanding common stock on a fully diluted basis. Vincent Viola, the majority shareholder of Independent, currently owns 37.9% of Independent’s outstanding common stock, and David Brooks, Independent’s Chairman of the Board and Chief Executive Officer, currently owns 8.6% of Independent’s common stock, each calculated on a fully diluted basis. Further, as of the date hereof, Independent’s other directors and executive officers currently own collectively approximately 12.6% of Independent’s outstanding common stock as a result, these individuals will be able to control the election of its board of directors and otherwise exert controlling influence in Independent’s management and policies. Further, given the large ownership position of these individuals, it will be difficult for any other shareholder to elect members to Independent’s board of directors or otherwise influence Independent’s management or direction.

In addition, three of Independent’s directors have close professional and personal ties to Vincent Viola, Independent’s majority shareholder. Doug Cifu is the President and Chief Operating Officer of Virtu Financial, LLC, Mr. Viola’s primary operating entity; Torry Berntsen, Independent’s President and Chief Operating Officer, was formerly Vice Chairman of Virtu Management, LLC, Mr. Viola’s family investment vehicle; and Michael Viola is the son of Vincent Viola. Further, David Brooks, Independent’s Chairman and Chief Executive Officer, has a 25 year history of ownership and operation of Independent Bank with Vincent Viola; and he has joint investments with Mr. Viola outside of Independent. Given these close relationships, even though he will not serve on Independent’s board, Mr. Viola has and will continue to have a large influence over the direction and operation of Independent.

Independent’s corporate organizational documents and the provisions of Texas law to which Independent is subject contain certain provisions that could have an anti-takeover effect and may delay, make more difficult or prevent an attempted acquisition of Independent that you may favor.

Independent’s certificate of formation and bylaws contain various provisions that could have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change in control of Independent. These provisions include:

•	staggered terms for directors;

•	a provision that directors cannot be removed except for cause;

•	a provision that any special meeting of Independent’s shareholders may be called only by a majority of Independent’s board of directors, the Chairman or a holder or group of holders of at least 20% of Independent’s shares entitled to vote at such special meeting;

•	a provision that requires the vote of two-thirds of the shares outstanding for major corporate actions, such as an amendment to Independent’s certificate of formation or bylaws or the approval of a merger; and

•	a provision establishing certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered only at an annual or special meeting of shareholders.

Independent’s certificate of formation provides for noncumulative voting for directors and authorizes the board of directors to issue shares of its preferred stock without shareholder approval and upon such terms as the board of directors may determine. The issuance of Independent’s preferred stock, while providing desirable flexibility in connection with possible acquisitions, financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a controlling interest in Independent. In addition, certain provisions of Texas law, including a provision which restricts certain business combinations between a Texas corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control of Independent. Also, Independent’s certificate of formation prohibits shareholder action by written consent.

The holders of Independent’s debt obligations and any shares of Independent’s preferred stock that may be outstanding in the future will have priority over Independent’s common stock with respect to payment in the event of liquidation, dissolution or winding up and with respect to the payment of interest and preferred dividends.

Upon the liquidation, dissolution or winding up of Independent, holders of Independent’s common stock will not be entitled to receive any payment or other distribution of assets until after all of Independent’s obligations to Independent’s debt holders have been satisfied and holders of trust preferred securities have received any payment or distribution due to them. In addition, Independent is required to pay interest on Independent’s subordinated debentures and junior subordinated debentures issued in connection with Independent’s trust preferred securities before Independent pays any dividends on Independent’s common stock. Furthermore, while Independent has no shares of preferred stock outstanding, Independent’s board of directors may also, in its sole discretion, designate and issue one or more series of preferred stock from Independent’s authorized and unissued preferred stock, which may have preferences with respect to common stock in dissolution, dividends, liquidation or otherwise.

Prior to April 1, 2013, Independent was treated as an S corporation under Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended, and claims of taxing authorities related to Independent’s prior status as an S corporation could harm Independent.

On April 1, 2013, Independent’s prior status as an S corporation status terminated and Independent is now treated as a C corporation under the Internal Revenue Code of 1986, as amended, which is applicable to most corporations. As a result, the Internal Revenue Service treats Independent as an entity that is separate and distinct from its shareholders. If the unaudited, open tax years in which Independent was an S corporation are audited by the Internal Revenue Service and Independent is determined not to have qualified for, or to have violated, Independent’s S corporation status, Independent would then be obligated to pay back taxes, interest and penalties, and Independent would not have the right to reclaim tax distributions that Independent previously made to Independent’s shareholders during those periods. These amounts could include taxes on all of Independent’s taxable income while Independent was an S corporation. Any such claims could result in additional costs to Independent and could have a material adverse effect on Independent’s results of operations and financial condition.

Independent has entered into tax indemnification agreements with the persons holding shares of Independent’s common stock immediately prior to the consummation of Independent’s initial public offering, including Messrs. Vincent Viola and David Brooks, and Independent could become obligated to make payments to them for any additional federal, state or local income taxes assessed against them for fiscal periods prior to the completion of Independent’s initial public offering.

Prior to April 1, 2013, Independent had been treated as an S corporation for U.S. federal income tax purposes. In connection with Independent’s initial public offering, Independent’s S corporation status terminated and Independent is now subject to federal and increased state income taxes. In the event of an adjustment to Independent’s reported taxable income for a period or periods prior to termination of Independent’s S corporation status, Independent’s existing shareholders could be liable for additional income taxes for those prior periods. Therefore, Independent has entered into tax indemnification agreements with the persons holding shares of Independent’s common stock immediately prior to the consummation of Independent’s initial public offering. Pursuant to those agreements, Independent has agreed that upon filing any tax return (amended or otherwise), or in the event of any restatement of Independent’s taxable income, in each case for any period during which Independent was an S corporation, Independent will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of Independent’s taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts Independent previously distributed in respect of taxes for the relevant period) receives a payment equal to that shareholder’s incremental tax liability. Independent has also agreed to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Independent is an emerging growth company, and Independent cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make Independent’s common stock less attractive to investors.

Independent is an “emerging growth company,” as defined in the JOBS Act, and Independent is taking advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, reduced disclosure obligations regarding executive compensation in Independent’s periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. In addition, even if Independent complies with the greater obligations of public companies that are not emerging growth companies, Independent may avail itself of the reduced requirements applicable to emerging growth companies from time to time in the future, so long as Independent is an emerging growth company. Independent will remain an emerging growth company for up to five years, though Independent may cease to be an emerging growth company earlier under certain circumstances, including if, before the end of such five years, Independent is deemed to be a large accelerated filer under the rules of the SEC (which depends on, among other things, having a market value of common stock held by nonaffiliates in excess of $700 million). Investors and securities analysts may find it more difficult to evaluate Independent’s common stock because Independent will rely on one or more of these exemptions, and, as a result, investor confidence and the market price of Independent’s common stock may be materially and adversely affected.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to nonemerging growth companies but any such election to opt out is irrevocable. Independent has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, Independent, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make Independent’s financial statements not comparable with those of another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period because of the potential differences in accounting standards used.

An investment in Independent’s common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in Independent’s common stock is not a bank deposit and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other public or private entity. An investment in Independent’s common stock is inherently risky for the reasons described herein. BOH Holdings shareholders who acquire Independent’s common stock as a result of the consummation of the merger could lose some or all of their investment.

Risks Related to the Business Environment and Independent’s Industry

Legislative and regulatory actions taken now or in the future may increase Independent’s costs and impact Independent’s business, governance structure, financial condition or results of operations.

Independent and Independent’s subsidiaries are subject to extensive regulation by multiple regulatory bodies. These regulations may affect the manner and terms of delivery of Independent’s services. If Independent does not comply with governmental regulations, Independent may be subject to fines, penalties, lawsuits or material restrictions on Independent’s businesses in the jurisdiction where the violation occurred, which may adversely affect Independent’s business operations. Changes in these regulations can significantly affect the services that Independent provides as well as Independent’s costs of compliance with such regulations. In addition, adverse publicity and damage to Independent’s reputation arising from the failure or perceived failure to comply with legal, regulatory or contractual requirements could affect Independent’s ability to attract and retain customers.

Current economic conditions, particularly in the financial markets, have resulted in government regulatory agencies and political bodies placing increased focus and scrutiny on the financial services industry. The Dodd-Frank Wall Street Reform and Consumer Protection Act, or the Dodd-Frank Act, significantly changed the regulation of financial institutions and the financial services industry. The Dodd-Frank Act and the regulations thereunder affect large and small financial institutions similarly, including several provisions that will affect how community banks, thrifts and small bank and thrift holding companies will be regulated in the future.

The Dodd-Frank Act, among other things, imposes new capital requirements on bank holding companies and expands the FDIC’s authority to raise deposit insurance premiums paid by insured deposition institutions. The legislation also calls for the FDIC to raise the ratio of reserves to deposits from 1.15% to 1.35% for deposit insurance purposes by September 30, 2020 and to “offset the effect” of increased assessments on insured depository institutions with assets of less than $10.0 billion.

The Collins Amendment to the Dodd-Frank Act, among other things, eliminates certain trust preferred securities from Tier 1 capital, although certain trust preferred securities issued prior to May 19, 2010 by bank holding companies with total consolidated assets of $15 billion or less will continue to be includable in Tier 1 capital. This provision also requires the federal banking agencies to establish minimum leverage and risk-based capital requirements that will apply to both insured banks and their holding companies. The ultimate effect of the Dodd-Frank Act on the financial services industry in general, and Independent in particular, is uncertain at this time.

On July 2, 2013, the Federal Reserve approved a final rule implementing the revised capital standards of the Basel Committee on Banking Supervision, commonly known as “Basel III,” as well as additional capital reforms required by the Dodd-Frank Act. Certain requirements of this final rule first apply to Independent and Independent Bank on January 1, 2015. This final rule, once fully phased in by 2021, requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The Dodd-Frank Act establishes the Bureau of Consumer Financial Protection as an independent entity within the Federal Reserve, which will have broad rulemaking, supervisory and enforcement authority over consumer financial products and services, including deposit products, residential mortgages, home-equity loans and credit cards, and contains provisions on mortgage-related matters, such as steering incentives, determinations as to a borrower’s ability to repay and prepayment penalties.

Federal and state regulatory agencies frequently adopt changes to their regulations or change the manner in which existing regulations are applied. Certain aspects of current or proposed regulatory or legislative changes to laws applicable to the financial industry, if enacted or adopted, may impact the profitability of Independent’s business activities, require more oversight or change certain of Independent’s business practices, including the ability to offer new products, obtain financing, attract deposits, make loans, and achieve satisfactory interest spreads, and could expose Independent to additional costs, including increased compliance costs. These changes also may require Independent to invest significant management attention and resources to make any necessary changes to operations in order to comply, and could therefore also materially and adversely affect Independent’s business, financial condition and results of operations.

Independent cannot determine whether additional proposals and legislation will be adopted, or the ultimate effect that such proposals and legislation, if enacted, or regulations issued to implement the same, would have upon Independent’s business, financial condition or results of operations. Also, in recent years, regulatory oversight and enforcement have increased substantially, imposing additional costs and increasing the potential risks associated with Independent’s operations. If these regulatory trends continue, they could adversely affect Independent’s business and, in turn, Independent’s consolidated results of operations.

Monetary policies and regulations of the Federal Reserve could adversely affect Independent’s business, financial condition and results of operations.

In addition to being affected by general economic conditions, Independent’s earnings and growth are affected by the policies of the Federal Reserve. An important function of the Federal Reserve is to regulate the money supply and credit conditions. Among the instruments used by the Federal Reserve to implement these objectives are open market operations in U.S. government securities, adjustments of the discount rate and changes in reserve requirements against bank deposits. These instruments are used in varying combinations to influence overall economic growth and the distribution of credit, bank loans, investments and deposits. Their use also affects interest rates charged on loans or paid on deposits.

The monetary policies and regulations of the Federal Reserve have had a significant effect on the operating results of commercial banks in the past and are expected to continue to do so in the future. The effects of such policies upon Independent’s business, financial condition and results of operations cannot be predicted.

The Federal Reserve may require Independent to commit capital resources to support Independent Bank.

The Federal Reserve, which examines Independent and Independent Bank, requires a bank holding company to act as a source of financial and managerial strength to a subsidiary bank and to commit resources to support such subsidiary bank. Under the “source of strength” doctrine, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. In addition, the Dodd-Frank Act directs the federal bank regulators to require that all companies that directly or indirectly control an insured depository institution serve as a source of strength for the institution. Under these requirements, in the future, Independent could be required to provide financial assistance to Independent Bank if it experiences financial distress.

A capital injection may be required at times when Independent does not have the resources to provide it, and therefore Independent may be required to borrow the funds. In the event of a bank holding company’s bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company’s general unsecured creditors, including the holders of its note obligations. Thus, any borrowing that must be done by the holding company in order to make the required capital injection becomes more difficult and expensive and will adversely impact the holding company’s cash flows, financial condition, results of operations and prospects.

Federal banking agencies periodically conduct examinations of Independent’s business, including compliance with laws and regulations, and Independent’s failure to comply with any supervisory actions to which Independent becomes subject as a result of such examinations could materially and adversely affect Independent.

Texas and federal banking agencies periodically conduct examinations of Independent’s business, including compliance with laws and regulations. If, as a result of an examination, a Texas or federal banking agency were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity or other aspects of Independent’s operations had become unsatisfactory, or that Independent or its management was in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in Independent’s capital, to restrict Independent’s growth, to assess civil monetary penalties against Independent Bank, Independent’s officers or directors, to remove officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, to terminate Independent’s deposit insurance. If Independent becomes subject to such regulatory actions, Independent could be materially and adversely affected.

Independent may be required to pay significantly higher FDIC deposit insurance assessments in the future, which could materially and adversely affect Independent.

Recent insured depository institution failures have significantly increased the loss provisions of the FDIC, resulting in a decline in the designated reserve ratio of the FDIC in recent years. These developments have caused the FDIC premiums to increase and may result in increased assessments in the future.

On February 7, 2011, the FDIC approved a final rule that amended the Deposit Insurance Fund restoration plan and implemented certain provisions of the Dodd-Frank Act. Effective April 1, 2011, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the previous assessment base of adjusted domestic deposits. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9.0 basis points for Risk Category I institutions, 9.0 to 24.0 basis points for Risk Category II institutions, 8.0 to 33.0 basis points for Risk Category III institutions, and 30.0 to 45.0 basis points for Risk Category IV institutions. The new assessment rates were calculated for the quarter beginning April 1, 2011 and were reflected in invoices for assessments due September 30, 2011.

The final rule provides the FDIC’s board with the flexibility to adopt actual rates that are higher or lower than the total base assessment rates adopted on February 7, 2011 without notice and comment, if certain conditions are met. An increase in the assessment rates could materially and adversely affect Independent.

Independent may be materially and adversely affected by the creditworthiness and liquidity of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty, or other relationships. Independent has exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks, and other institutional customers. Many of these transactions expose Independent to credit risk in the event of a default by a counterparty or customer. In addition, Independent’s credit risk may be exacerbated when the collateral held by Independent cannot be realized upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due to Independent. Any such losses could have a material adverse effect on Independent.

The recent repeal of federal prohibitions on payment of interest on commercial demand deposits could increase Independent’s interest expense, which could have a material adverse effect on Independent.

All federal prohibitions on the ability of financial institutions to pay interest on commercial demand deposit accounts were repealed as part of the Dodd-Frank Act. As a result, beginning on July 21, 2011, financial institutions were able to offer interest on commercial demand deposits to compete for customers. Independent’s interest expense would increase and Independent’s net interest margin could decrease if Independent begins offering interest on commercial demand deposits to attract additional customers or maintain current customers, which could have a material adverse effect on Independent.

Independent faces a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The federal Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 and other laws and regulations require financial institutions, among other duties, to institute and maintain effective anti-money laundering programs and file suspicious activity and currency transaction reports as appropriate. The federal Financial Crimes Enforcement Network, established by the Treasury to administer the Bank Secrecy Act, is authorized to impose significant civil money penalties for violations of those requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug

Enforcement Administration and Internal Revenue Service. There is also increased scrutiny of compliance with the rules enforced by the Office of Foreign Assets Control. If Independent’s policies, procedures and systems are deemed deficient or the policies, procedures and systems of the financial institutions that Independent has already acquired or may acquire in the future are deficient, Independent would be subject to liability, including fines and regulatory actions such as restrictions on Independent’s ability to pay dividends and the necessity to obtain regulatory approvals to proceed with certain aspects of Independent’s business plan, including Independent’s acquisition plans, which would negatively impact Independent’s business, financial condition and results of operations. Failure to maintain and implement adequate programs to combat money laundering and terrorist financing could also have serious reputational consequences for Independent.

There are substantial regulatory limitations on changes of control of bank holding companies.

With certain limited exceptions, federal regulations prohibit a person or company or a group of persons deemed to be “acting in concert” from, directly or indirectly, acquiring more than 10% (5% if the acquirer is a bank holding company) of any class of Independent’s voting stock or obtaining the ability to control in any manner the election of a majority of Independent’s directors or otherwise direct the management or policies of Independent’s company without prior notice or application to and the approval of the Federal Reserve. Accordingly, prospective investors need to be aware of and comply with these requirements, if applicable, in connection with any purchase of shares of Independent’s common stock. These provisions effectively inhibit certain mergers or other business combinations, which, in turn, could adversely affect the market price of Independent’s common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this joint proxy statement/prospectus that are not statements of historical fact constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties and are made pursuant to the safe harbor provisions of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. These forward-looking statements include information about possible or assumed future results of operations of Independent after the merger is completed as well as information about the merger, including Independent’s future revenues, income, expenses, provision for taxes, effective tax rate, earnings per share and cash flows, Independent’s future capital expenditures and dividends, Independent’s future financial condition and changes therein, including changes in Independent’s loan portfolio and allowance for loan losses, Independent’s future capital structure or changes therein, the plan and objectives of management for future operations, Independent’s future or proposed acquisitions, the future or expected effect of acquisitions on Independent’s operations, results of operations and financial condition, Independent’s future economic performance and the statements of the assumptions underlying any such statement. Such statements are typically, but not exclusively, identified by the use in the statements of words or phrases such as “aim,” “anticipate,” “estimate,” “expect,” “goal,” “guidance,” “intend,” “is anticipated,” “is estimated,” “is expected,” “is intended,” “objective,” “plan,” “projected,” “projection,” “will affect,” “will be,” “will continue,” “will decrease,” “will grow,” “will impact,” “will increase,” “will incur,” “will reduce,” “will remain,” “will result,” “would be,” variations of such words or phrases (including where the word “could,” “may” or “would” is used rather than the word “will” in a phrase) and similar words and phrases indicating that the statement addresses some future result, occurrence, plan or objective. The forward-looking statements that we make are based on Independent’s current expectations and assumptions regarding its business, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect the future financial results and performance of each of Independent and BOH Holdings before the merger or Independent after the merger, and could cause those results or performance to differ materially from those expressed in the forward-looking statements. These possible events or factors include, but are not limited to:

•	worsening business and economic conditions nationally, regionally and in Independent’s target markets, particularly in Texas and the geographic areas in which Independent operates or particularly affecting the financial industry generally;

•	Independent’s dependence on its management team and its ability to attract, motivate and retain qualified personnel;

•	the concentration of Independent’s business within its geographic areas of operation in Texas;

•	deteriorating asset quality and higher levels of nonperforming assets and loan charge-offs;

•	concentration of Independent’s loan portfolio in commercial and residential real estate loans and changes in the prices, values and sales volumes of commercial and residential real estate;

•	inaccuracy of the assumptions and estimates Independent makes in establishing reserves for probable loan losses and other estimates;

•	lack of liquidity, including as a result of a reduction in the amount of sources of liquidity Independent currently has;

•	material decreases in the amount of deposits Independent holds;

•	regulatory requirements to maintain minimum capital levels;

•	changes in market interest rates that affect the pricing of Independent’s loans and deposits and its interest margins and net interest income;

•	fluctuations in the market value and liquidity of the securities that Independent holds for sale and changes in the securities market;

•	effects of competition from a wide variety of local, regional, national and other providers of financial, investment and insurance services, which likely will increase;

•	the institution and outcome of litigation and other legal proceeding against Independent or to which Independent becomes subject;

•	the impact of recent and future legislative and regulatory changes, including changes in banking, securities and tax laws and regulations and their application by Independent’s regulators, such as the Dodd-Frank Act;

•	changes in accounting policies and practices, as may be adopted by the bank regulatory agencies, the Financial Accounting Standards Board, the SEC and Public Company Accounting Oversight Board;

•	governmental monetary and fiscal policies;

•	changes in the scope and cost of FDIC, insurance and other coverage;

•	the effects of war or other conflicts, acts of terrorism (including cyber attacks) or other catastrophic events, including storms, droughts, tornadoes and flooding, that may affect general economic conditions;

•	a failure of BOH Holdings to maintain tangible book value equal to or greater than $65 million;

•	Independent’s actual cost savings resulting from the merger, the Live Oak Financial Corp. merger and the Collin Bank merger are less than expected, Independent is unable to realize those cost savings as soon as expected or Independent incurs additional or unexpected costs;

•	Independent’s revenues after the merger, the Live Oak Financial Corp. merger and the Collin Bank merger are less than expected;

•	deposit attrition, operating costs, customer loss and business disruption before and after the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than Independent expected;

•	the risk that the businesses of Independent, Independent Bank, BOH Holdings, Bank of Houston, Live Oak Financial Corp. and Collin Bank will not be integrated successfully, or such integrations may be more difficult, time-consuming or costly than expected;

•	the failure of BOH Holdings’ or Independent’s shareholders to approve the reorganization agreement;

•	the ability to obtain the required regulatory approvals of the merger and the bank merger on the proposed terms and schedule;

•	the quality of the assets acquired from other organizations being lower than determined in Independent’s due diligence investigation and related exposure to unrecoverable losses on loans acquired;

•	general business and economic conditions in the markets Independent or BOH Holdings serve change or are less favorable than expected;

•	changes occur in business conditions and inflation;

•	personal or commercial customers’ bankruptcies increase; and

•	technology-related changes are harder to make or more expensive than expected.

For other factors, risks and uncertainties that could cause actual results to differ materially from estimates contained in forward-looking statements, please read the “Risk Factors” section of this joint proxy statement/prospectus.

Independent urges you to consider all of these risks, uncertainties and other factors carefully in evaluating all such forward-looking statements Independent may make. As a result of these and other matters, including changes in facts, assumptions not being realized or other factors, the actual results relating to the subject matter of any forward-looking statement may differ materially from the anticipated results expressed or implied in that forward-looking statement. Any forward-looking statement made by Independent in any report, filing, press release, document, report or announcement speaks only as of the date on which it is made. Independent undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

A forward-looking statement may include a statement of the assumptions or bases underlying the forward-looking statement. Independent believes that it has chosen these assumptions or bases in good faith and that they are reasonable. However, Independent cautions you that assumptions or bases almost always vary from actual results, and the differences between assumptions or bases and actual results can be material. Therefore, Independent cautions you not to place undue reliance on its forward-looking statements.

GENERAL INFORMATION

This document constitutes a joint proxy statement/prospectus of BOH Holdings and Independent and is being furnished to all record holders of BOH Holdings common stock and BOH Holdings Series D preferred stock on the record date and all record holders of Independent common stock on the record date in connection with the solicitation of proxies by the boards of directors of BOH Holdings and Independent to be used at the special meetings of shareholders of BOH Holdings and Independent to be held on                     , 2014, and                     , 2014, respectively.

One of the purposes of the special meetings is to consider and vote to approve the reorganization agreement, which provides for, among other things, the merger of BOH Holdings with and into Independent, with Independent being the surviving entity, followed by the merger of Bank of Houston with and into Independent Bank, with Independent Bank being the surviving bank. This document also constitutes a prospectus relating to the offer and sale of Independent common stock to be issued in connection with the merger to holders of BOH Holdings common stock (including shares of BOH Holdings Series D preferred stock that will be converted into BOH Holdings common stock immediately prior to the consummation of the merger).

Independent has supplied all of the information contained herein relating to Independent and Independent Bank, and BOH Holdings has supplied all of the information contained herein relating to BOH Holdings and Bank of Houston.

THE INDEPENDENT SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the Independent shareholders as part of a solicitation of proxies by the Independent board of directors for use at the Independent special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment thereof. This joint proxy statement/prospectus provides Independent shareholders with information they need to know to be able to vote or instruct their vote to be cast at the Independent special meeting.

Date, Time and Place

The special meeting of Independent shareholders will be held on                     , 2014, at     [a.m./p.m.] Central Time, at the branch office of Independent Bank, 1600 Redbud Boulevard, Suite 100, McKinney, Texas 75069-3257.

Purpose of the Independent Special Meeting

At the Independent special meeting, Independent shareholders will be asked to consider and vote on the following:

Proposal One: to approve the reorganization agreement and the merger;

Proposal Two: to approve the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger;

Proposal Three: to elect each of the following three BOH Holdings director nominees, whose directorships will only become effective upon consummation of the merger, and whose business experience and qualifications are further described in the section entitled “Management—Election of BOH Holdings Nominees to Fill New Director Seats” beginning on page 245, to fill the vacancies created when the Independent board expanded the board from ten (10) to thirteen (13) members, or the new director seats:

•	James D. Stein, to serve as a Class I director for a term that will expire at the annual meeting of shareholders to be held in 2014;

•	Donald L. Poarch, to serve as a Class II director for a term that will expire at the annual meeting of shareholders to be held in 2015; and

•	J. Webb Jennings, III, to serve as a Class III director for a term that will expire at the annual meeting of shareholders to be held in 2016; and

Proposal Four: to approve the adjournment of the Independent special meeting to a later date or dates, if the board of directors of Independent determines it is necessary to permit solicitation of additional proxies if there are not sufficient votes at the time of the Independent special meeting to approve the first three proposals listed above.

Completion of the merger is conditioned on, among other things, the approval of the reorganization agreement, approval of the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger and the election of the BOH Holdings nominees to fill the new director seats.

Recommendation of the Independent Board of Directors

On January     , 2014, Independent’s Corporate Governance and Nominating Committee recommended James D. Stein, Donald L. Poarch and J. Webb Jennings, III, as nominees to fill the recently created director vacancies. On January     , 2014, and pursuant to the provisions of the Corporate Governance and Nominating Committee charter, the independent members of the Independent board of directors nominated each of James D. Stein, Donald L. Poarch and J. Webb Jennings, III, as nominees for election by the Independent shareholders at the Independent special meeting to fill the recently created director vacancies, whose directorships will only become effective upon the consummation of the merger and proposed each of these nominees for election.

At a special meeting held on November 21, 2013, the Independent board of directors unanimously determined that the merger and the other transactions contemplated by the reorganization agreement, including the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger, are in the best interests of Independent and its shareholders. In addition, the Independent board of directors increased the size of the Independent board from ten (10) to thirteen (13) members.

Accordingly, the Independent board of directors unanimously recommends that Independent shareholders vote as follows:

“FOR” Proposal One approving the reorganization agreement and the merger;

“FOR” Proposal Two approving the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger;

“FOR” Proposal Three electing each of the BOH Holdings director nominees, whose directorships will only become effective upon consummation of the merger, to fill the three new director seats; and

“FOR” Proposal Four approving the adjournment of the Independent special meeting, if necessary, to permit solicitation of additional proxies.

Independent shareholders should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Appendices in their entirety, for more detailed information concerning the merger and the transactions contemplated by the reorganization agreement.

Independent Record Date; Shareholders Entitled to Vote

The record date for the Independent special meeting is                     , 2014, or the Independent record date. Only record holders of shares of Independent common stock at 5:00 p.m. Central Time, or the close of business, on the Independent record date are entitled to notice of, and to vote at, the Independent special meeting or any adjournment thereof. At the close of business on the Independent record date, the only outstanding voting securities of Independent were common stock, and                  shares of Independent common stock were issued and outstanding.

Each share of Independent common stock outstanding on the Independent record date is entitled to one vote on each proposal.

Deadline for Shareholder Proposals

Holders of Independent common stock must submit proposals, including nomination of a person for election as a director of Independent, for inclusion in Independent’s proxy statement and form of proxy for Independent’s next annual meeting by                     , 2014 [Bylaws require that it must be received not later than the 15th day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date was made, which ever first occurs]. This submission must be in writing and received by the secretary of Independent by the aforementioned date.

Voting by Independent’s Directors and Executive Officers

At the close of business on the record date for the Independent special meeting, Independent directors and executive officers and their respective affiliates were entitled to vote                  shares of Independent common stock or approximately     % of the shares of Independent common stock outstanding on that date. We currently expect that Independent directors and executive officers and their affiliates will vote their shares in favor of all Independent proposals.

Quorum and Adjournment

No business may be transacted at the Independent special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of the shares outstanding and entitled to vote at the Independent special meeting must be present in person or represented by proxy to constitute a quorum, but the holders of at least two-thirds of the shares of Independent common stock outstanding and entitled to vote at the Independent special meeting must be present, in person or by proxy, at the special meeting in order for the necessary vote to be able to take action on the merger proposal. Specifically, the affirmative vote of at least two-thirds of the outstanding Independent common stock is required to approve the reorganization agreement. As a result, if shares representing at least two-thirds of the shares of Independent common stock outstanding on the close of business on the Independent record date are not present at the Independent special meeting, the presence of a quorum will still not permit the merger to be approved at the Independent special meeting.

If a quorum is not present, the Independent special meeting may be adjourned to solicit additional proxies by a majority vote of the holders of Independent common stock present in person or by proxy at the Independent special meeting. In addition, if fewer shares than are required are voted to obtain the necessary shareholder approvals, then the Independent special meeting may be adjourned to allow for the solicitation of additional proxies, if the approval of a majority of the votes cast at the Independent special meeting on such proposal is obtained.

No notice of an adjourned Independent meeting need be given unless the adjournment is for more than 30 days or after the adjournment, a new record date is fixed for the adjourned meeting, in which case a notice of the adjourned meeting shall be given to each Independent shareholder of record entitled to vote at the meeting. At any adjourned meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned meeting.

All shares of Independent common stock represented at the Independent special meeting, including shares that are represented but that vote to abstain and broker nonvotes, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the Independent proposals are as follows:

Proposal One approving the reorganization agreement and the merger requires the affirmative vote of at least two-thirds of the issued and outstanding shares of Independent common stock entitled to vote at the Independent special meeting. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

Proposal Two approving of the issuance of 3,616,060 shares of Independent common stock to BOH Holdings shareholders in connection with the merger requires the approval of a majority of the votes cast on this proposal at the Independent special meeting, assuming a quorum is present at the Independent special meeting. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for the proposal.

Proposal Three electing each of the BOH Holdings nominees, whose directorships will only become effective upon consummation of the merger, to fill the three new director seats requires the approval of a plurality of the votes cast up to the number of directors to be elected at the Independent special meeting assuming a quorum is present at the Independent special meeting. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for the proposal.

Proposal Four approving the adjournment of the Independent special meeting, if necessary, to permit solicitation of additional proxies requires the approval of a majority of the votes cast on this proposal at the Independent special meeting, regardless of whether or not there is a quorum. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for the proposal.

Voting of Proxies by Holders of Record

If you were a record holder of Independent stock at the close of business on the record date of the Independent special meeting, a proxy card is enclosed for your use. Independent requests that you vote your shares as promptly as possible by doing one of the following:

•	simply indicate on the proxy card applicable to your Independent common stock how you want to vote and sign, date and mail your proxy card(s) in the enclosed pre-addressed, postage-paid envelope as soon as possible, but in any event no later than immediately prior to the vote at the Independent special meeting;

•	call [TOLL-FREE NUMBER] using a touch-tone telephone and follow the instructions for telephone voting provided on the call; or

•	Go to the website [VOTING WEBSITE] and follow the instructions at that website.

Any proxy cards must be returned to                      at                      as soon as possible, but in any event, no later than immediately prior to the vote at the Independent special meeting. Internet and telephone voting is available until          [a.m./p.m.] Central Time, on     ,                     , 2014.

When the accompanying proxy card is returned properly executed, the shares of Independent common stock represented by it will be voted at the Independent special meeting or any adjournment thereof in accordance with the instructions contained in the proxy card. Your Internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you had marked, signed and returned a proxy card.

If a proxy card is returned without an indication as to how the shares of Independent common stock represented are to be voted with regard to a particular proposal, the Independent common stock represented by the proxy will be voted in accordance with the recommendation of the Independent board of directors and, therefore such shares will be voted:

“FOR” Proposal One approving the reorganization agreement and the merger;

“FOR” Proposal Two approving the issuance of shares of Independent common stock to BOH Holdings shareholders in connection with the merger;

“FOR” Proposal Three electing each of the BOH Holdings nominees as directors of Independent, whose directorships will only become effective upon consummation of the merger, to fill the new director seats; and

“FOR” Proposal Four approving the adjournment of the Independent special meeting, if necessary, to permit solicitation of additional proxies.

As of the date hereof, the Independent board of directors has no knowledge of any business that will be presented for consideration at the Independent special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in Independent’s Notice of Special Meeting of Shareholders.

No other matters can be brought up or voted on at the Independent special meeting.

Your vote is important. Accordingly, if you were a record holder of Independent common stock at the close of business on the record date of the Independent special meeting, please sign and return the enclosed proxy card or vote via the Internet or telephone whether or not you plan to attend the Independent special meeting in person. Proxies submitted through the specified Internet website or by phone must be received by      [a.m./p.m.] Central Time, on                     , 2014.

Attending the Meeting; Voting in Person

Only record holders of Independent common stock on the record date, their duly appointed proxies and invited guests may attend the Independent special meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring to gain admittance to the Independent special meeting depend on whether they are shareholders of record, beneficial owners, or proxy holders.

An Independent shareholder who holds shares directly registered in such shareholder’s name with Independent’s transfer agent, Wells Fargo Bank, N.A., who desires to attend the Independent special meeting in person should bring government-issued photo identification.

A shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to in this joint proxy statement/prospectus as a “beneficial owner”) who desires to attend the Independent special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of Independent shares who desires to attend the Independent special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the Independent shareholder, and proof of the signing shareholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the Independent special meeting may prevent Independent shareholders from being admitted to the Independent special meeting.

Revocation of Proxies

An Independent shareholder may revoke a proxy at any time before such time that the proxy card for any such holder of Independent common stock must be received at the Independent special meeting by taking any of the following four actions:

•	delivering written notice of revocation to Jan Webb, Executive Vice President and Secretary, Independent Bank Group, Inc., 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069;

•	delivering a proxy card bearing a later date than the proxy that such shareholder desires to revoke;

•	logging onto the Internet website specified on your proxy card in the same manner you would to submit your proxy electronically or by calling the telephone number specified on your proxy card, in each case if you are eligible to do so and following the instructions on the proxy card; or

•	attending the Independent special meeting and voting in person.

Merely attending the Independent special meeting will not, by itself, revoke your proxy; you must cast a subsequent vote at the Independent special meeting using forms provided at the Independent special meeting for that purpose. Your last valid vote that we receive before or at the Independent special meeting is the vote that will be counted.

If you hold your shares in “street name” through a bank or broker, you must contact such bank or broker if you desire to revoke your proxy.

Tabulation of Votes

Independent has appointed              to serve as the Inspector of Election for the Independent special meeting.      will independently tabulate affirmative votes, negative votes and abstentions.

Solicitation of Proxies

Independent’s board of directors is soliciting proxies for the Independent special meeting from the Independent shareholders. In accordance with the reorganization agreement, Independent will pay the costs it incurs in soliciting proxies from its shareholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by Independent’s officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

Independent will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of Independent common stock. Independent may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the special meeting. Brokers that are members of the NYSE or NASDAQ Global Select Market, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The proposals to approve the reorganization agreement and to issue shares of Independent common stock in the merger and the election of each of the three nominees from BOH Holdings to serve as directors of Independent are nonroutine matters. Accordingly, if a shareholder holds shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of NYSE or NASDAQ Global Select Market, those shares will not be voted on that proposal at the Independent special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker. Abstentions and broker nonvotes will have no effect on the proposal to elect additional directors or to adjourn the Independent special meeting.

Adjournments

Any adjournment of the Independent special meeting may be made from time to time if the approval of the holders of a majority of the votes cast at the Independent special meeting is obtained, whether or not a quorum exists, without further notice other than by an announcement made at the Independent special meeting (unless a new record date is fixed). If a quorum is not present at the Independent special meeting then the Independent special meeting may be adjourned to solicit additional proxies by a majority vote of the holders of Independent common stock, present in person or by proxy at the Independent special meeting. If a quorum is present at the Independent special meeting but there are not sufficient votes to obtain the necessary shareholder approvals, then Independent shareholders may be asked to approve an adjournment of the meeting to permit the solicitation of additional proxies.

THE BOH HOLDINGS SPECIAL MEETING

This joint proxy statement/prospectus is being provided to the holders of BOH Holdings common stock and BOH Holdings Series D preferred stock as part of a solicitation of proxies by the BOH Holdings board of directors for use at the BOH Holdings special meeting to be held at the time and place specified below and at any properly convened meeting following an adjournment thereof. This joint proxy statement/prospectus provides the holders of BOH Holdings common stock and BOH Holdings Series D preferred stock with information they need to know to be able to vote or instruct their vote to be cast at the BOH Holdings special meeting.

Date, Time and Place

The special meeting of holders of BOH Holdings common stock and BOH Holdings Series D preferred stock will be held at Bank of Houston, 750 Bering Drive, Suite 100, Houston, Texas 77057, on       , at       , [a.m./p.m.] Central Time.

Purpose of the BOH Holdings Special Meeting

At the BOH Holdings special meeting, BOH Holdings shareholders will be asked to consider and vote on the following:

Proposal One: to approve the reorganization agreement and the merger; and

Proposal Two: to approve the adjournment of the BOH Holdings special meeting to a later date or dates, if the board of directors of BOH Holdings determines it is necessary, among other things, to permit solicitation of additional proxies if there are not sufficient votes at the time of the BOH Holdings special meeting to approve the first proposal listed above.

Completion of the merger is conditioned on, among other things, the approval of the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement.

Recommendation of the BOH Holdings Board of Directors

On November 21, 2013, the BOH Holdings board of directors unanimously determined that the merger and the other transactions contemplated by the reorganization agreement are in the best interests of BOH Holdings and its shareholders and it approved the reorganization agreement and the merger transactions contemplated therein.

Accordingly, the BOH Holdings board of directors unanimously recommends that BOH Holdings shareholders vote as follows:

“FOR” Proposal One approving the reorganization agreement and the merger; and

“FOR” Proposal Two approving the adjournment of the BOH Holdings special meeting if necessary to permit solicitation of additional proxies.

Holders of BOH Holdings common stock and BOH Holdings Series D preferred stock should carefully read this joint proxy statement/prospectus, including any documents incorporated by reference, and the Appendices in their entirety for more detailed information concerning the merger and the transactions contemplated by the reorganization agreement.

BOH Holdings Record Date; Shareholders Entitled to Vote

The record date for the BOH Holdings special meeting is             , or the BOH Holdings record date. Only record holders of shares of BOH Holdings common stock and record holders of BOH Holdings Series D preferred stock at 5:00 p.m. Central Time, or the close of business, on the BOH Holdings record date are entitled to notice of, and to vote at, the BOH Holdings special meeting or any adjournment thereof. At the close of business on the BOH Holdings record date, the only outstanding securities of BOH Holdings with a right to vote on the proposals were (i) BOH Holdings common stock, with              shares of BOH Holdings common stock issued and outstanding, and (ii) BOH Holdings Series D preferred stock, with              shares of BOH Holdings Series D preferred stock issued and outstanding, each voting as a separate class. Each share of BOH Holdings common stock outstanding on the BOH Holdings record date is entitled to one vote on each proposal voting as a separate class, and each share of BOH Holdings Series D preferred stock on the record date of the BOH Holdings special meeting is entitled to one vote on each proposal, voting as a separate class. Holders of at least two-thirds of the outstanding shares of BOH Holdings common stock and holders of at least two-thirds of BOH Holdings Series D preferred stock, voting as separate classes, must vote in favor of the reorganization agreement in order to permit consummation of the merger.

Voting by BOH Holdings’ Directors and Executive Officers

At the close of business on the record date for the BOH Holdings special meeting, BOH Holdings directors and executive officers and their affiliates were entitled to vote                  shares of BOH Holdings common stock, or approximately     % of the shares of BOH Holdings common stock outstanding on that date, and                  shares of BOH Holdings Series D preferred stock, or approximately     % of the shares of BOH Holdings Series D preferred stock issued and outstanding on that date. BOH Holdings currently expects that its directors and executive officers and their affiliates, many of whom have entered into a voting agreement in respect of their shares, will vote their shares in favor of both of the BOH Holdings proposals.

Shares of BOH Holdings Subject to the Voting Agreement

Directors and certain officers of BOH Holdings have entered into an agreement to vote the shares of BOH Holdings common stock and BOH Holdings Series D preferred stock they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement; provided, however, that the BOH Holdings shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal, if any, under the terms of the reorganization agreement. As of the BOH Holdings record date,              shares of BOH Holdings common stock, or approximately     % of the outstanding shares of BOH Holdings common stock, and              shares of BOH Holdings Series D preferred stock, or approximately     % of the outstanding shares of BOH Holdings Series D preferred stock, in each case, entitled to vote at the BOH Holdings special meeting, are bound by the voting agreement.

Quorum and Adjournment

No business may be transacted at the BOH Holdings special meeting unless a quorum is present. Shareholders who hold shares representing at least a majority of each class of the shares entitled to vote at the BOH Holdings special meeting must be present in person or represented by proxy to constitute a quorum, but the holders of at least two-thirds of the shares of both (i) BOH Holdings common stock entitled to vote at the BOH Holdings special meeting and (ii) the BOH Holdings Series D preferred stock entitled to vote at the BOH Holdings special meeting must be present, in person or by proxy, at the BOH Holdings special meeting in order for the necessary vote to be able to take action on the merger proposal. The affirmative vote of both (i) the holders of at least two-thirds of the outstanding BOH Holdings common stock, and (ii) the holders of at least two-thirds of the outstanding BOH Holdings Series D preferred stock, each voting as a separate class, is required to approve the reorganization agreement. As a result, if shares representing at least two-thirds of the shares of BOH Holdings common stock outstanding on the close of business on the BOH Holdings record date together with shares representing at least two-thirds of the shares of BOH Holdings Series D preferred stock outstanding on the close of business on the BOH Holdings record date are not present at the BOH Holdings special meeting, the presence of a quorum will still not permit the merger to be approved at the BOH Holdings special meeting.

If a quorum is not present, or if fewer shares than are required are voted in favor of the proposal to approve the reorganization agreement, the merger and the other transactions contemplated by the reorganization agreement, then the BOH Holdings special meeting may be adjourned to allow for the solicitation of additional proxies, if the approval of a majority of the votes cast at the BOH Holdings special meeting on such proposal is obtained.

No notice of an adjourned BOH Holdings special meeting need be given unless after the adjournment, a new record date is fixed for the adjourned BOH Holdings special meeting, in which case a notice of the adjourned BOH Holdings special meeting shall be given to each BOH Holdings shareholder of record entitled to vote at the BOH Holdings special meeting. At any adjourned BOH Holdings special meeting, all proxies will be voted in the same manner as they would have been voted at the original convening of the BOH Holdings special meeting, except for any proxies that have been effectively revoked or withdrawn prior to the adjourned BOH Holdings special meeting.

All shares of BOH Holdings common stock and shares of BOH Holdings Series D preferred stock represented at the BOH Holdings special meeting, including shares that are represented but that vote to abstain and broker nonvotes, will be treated as present for purposes of determining the presence or absence of a quorum.

Required Vote

The required votes to approve the BOH Holdings proposals are as follows:

Proposal One: approving the reorganization agreement and the merger requires the affirmative vote of at least two-thirds of each of (i) the issued and outstanding shares of BOH Holdings common stock entitled to vote at the BOH Holdings special meeting, with the holders of BOH Holdings common stock voting as a separate class, and (ii) the issued and outstanding shares of the BOH Holdings Series D preferred stock entitled to vote at the BOH Holdings special meeting, each voting as a separate class. Failures to vote, broker nonvotes and abstentions will have the same effect as a vote against this proposal.

Proposal Two: approving the adjournment of the BOH Holdings special meeting, if necessary, to allow for the solicitation of additional proxies requires the approval of a majority of the votes cast by holders of BOH Holdings common stock and a majority of the votes cast by holders of the BOH Holdings Series D preferred stock, each voting as a separate class, at the BOH Holdings special meeting, regardless of whether there is a quorum. Failures to vote, broker nonvotes and abstentions will have no effect on the vote for the proposal.

Voting of Proxies by Holders of Record

If you were a record holder of BOH Holdings common stock or BOH Holdings Series D preferred stock at the close of business on the BOH Holdings record date, a proxy card is enclosed for your use. BOH Holdings requests that you vote your shares as promptly as possible by submitting your BOH Holdings proxy card by mail using the enclosed return envelope. When the accompanying proxy card is returned properly executed, the shares of BOH Holdings common stock and/or BOH Holdings Series D preferred stock represented by it will be voted at the BOH Holdings special meeting or any adjournment thereof in accordance with the instructions contained in the proxy card.

If a proxy card is returned without an indication as to how the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock represented by it are to be voted with regard to a particular proposal, the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock represented by the proxy will be voted in accordance with the recommendation of the BOH Holdings board of directors and, therefore, such shares will be voted:

“FOR” Proposal One approving the reorganization agreement and the merger; and

“FOR” Proposal Two approving the adjournment of the BOH special meeting, if necessary to permit solicitation of additional proxies.

At the date hereof, the BOH Holdings board of directors has no knowledge of any business that will be presented for consideration at the BOH Holdings special meeting and that would be required to be set forth in this joint proxy statement/prospectus or the related proxy card other than the matters set forth in BOH Holdings’ Notice of Special Meeting of Shareholders.

No other matter can be brought up or voted upon at the BOH Holdings special meeting.

Your vote is important. Accordingly, if you were a record holder of BOH Holdings common stock or BOH Holdings Series D preferred stock on the record date of the BOH Holdings special meeting, please sign and return the enclosed proxy card whether or not you plan to attend the BOH Holdings special meeting in person.

Attending the Meeting; Voting in Person

Only record holders of BOH Holdings common stock and BOH Holdings Series D preferred stock on the record date, their duly appointed proxies, and invited guests may attend the BOH Holdings special meeting. All attendees must present government-issued photo identification (such as a driver’s license or passport) for admittance. The additional items, if any, that attendees must bring to gain admittance to the BOH Holdings special meeting depend on whether they are shareholders of record or proxy holders. A BOH Holdings shareholder who holds shares of BOH Holdings common stock or BOH Holdings Series D preferred stock directly registered in such shareholder’s name who desires to attend the BOH Holdings special meeting in person should bring government-issued photo identification.

A shareholder who holds shares in “street name” through a broker, bank, trustee or other nominee (referred to in this joint proxy statement/prospectus as a “beneficial owner”) who desires to attend the BOH Holdings special meeting in person must bring proof of beneficial ownership as of the record date, such as a letter from the broker, bank, trustee or other nominee that is the record owner of such beneficial owner’s shares, a brokerage account statement or the voting instruction form provided by the broker.

A person who holds a validly executed proxy entitling such person to vote on behalf of a record owner of BOH Holdings shares who desires to attend the BOH Holdings special meeting in person must bring the validly executed proxy naming such person as the proxy holder, signed by the BOH Holdings shareholder of record, and proof of the signing shareholder’s record ownership as of the record date.

No cameras, recording equipment or other electronic devices will be allowed in the meeting room. Failure to provide the requested documents at the door or failure to comply with the procedures for the BOH Holdings special meeting may prevent BOH Holdings shareholders from being admitted to the BOH Holdings special meeting.

Revocation of Proxies

A BOH Holdings shareholder entitled to vote at the BOH Holdings special meeting may revoke a proxy at any time before such time that the proxy card for any such holders of BOH Holdings common stock of BOH Holdings Series D preferred stock must be received at the BOH Holdings special meeting by taking any of the following three actions:

•	delivering written notice of revocation to John McWhorter, Corporate Secretary, BOH Holdings, Inc., 750 Bering Drive, Suite 100, Houston, Texas 77057;

•	delivering a proxy card bearing a later date than the proxy that such shareholder desires to revoke; or

•	attending the BOH Holdings special meeting and voting in person.

Merely attending the BOH Holdings special meeting will not, by itself, revoke your proxy; a BOH Holdings shareholder must cast a subsequent vote at the BOH Holdings special meeting using forms provided for that purpose. The last valid vote that we receive before or at the BOH Holdings special meeting is the vote that will be counted.

If you hold your shares in “street name” through a bank or broker, you must contact such bank or broker if you desire to revoke your proxy.

Tabulation of Votes

BOH Holdings has appointed John McWhorter to serve as the Inspector of Election for the BOH Holdings special meeting. The Inspector of Election will independently tabulate affirmative votes, negative votes and abstentions.

Solicitation of Proxies

The BOH Holdings board of directors is soliciting proxies for the BOH Holdings special meeting from holders of its BOH Holdings common stock and BOH Holdings Series D preferred stock entitled to vote at such special meeting. In accordance with the reorganization agreement, BOH Holdings will pay its own cost of soliciting proxies from its shareholders, including the cost of mailing this joint proxy statement/prospectus. In addition to solicitation of proxies by mail, proxies may be solicited by BOH Holdings’ officers, directors and regular employees, without additional remuneration, by personal interview, telephone or other means of communication.

BOH Holdings will make arrangements with brokerage houses, custodians, nominees and fiduciaries to forward proxy solicitation materials to beneficial owners of BOH Holdings common stock. BOH Holdings may reimburse these brokerage houses, custodians, nominees and fiduciaries for their reasonable expenses incurred in forwarding the proxy materials.

Abstentions and shares held of record by a broker or nominee that are voted on any matter are included in determining whether a quorum exists at the special meeting. Brokers that are members of the NYSE or NASDAQ Global Select Market, as holders of record, are permitted to vote on certain routine matters in their discretion, but not on nonroutine matters. The proposal to approve the reorganization agreement is a nonroutine matter. Accordingly, if a holder of shares of BOH Holdings common stock or shares of BOH Holdings Series D preferred stock holds such shares in “street name” and does not provide voting instructions to his or her bank, broker or nominee that is a member of NYSE or NASDAQ Global Select Market, those shares will not be voted on the proposal to approve the reorganization agreement and the merger at the BOH Holdings special meeting unless you receive a proxy from that broker that will allow you to vote the shares you beneficially own and that are held by that broker.

Adjournments

Any adjournment of the BOH Holdings special meeting may be made from time to time if the approval of the holders of a majority of the votes cast by each of the BOH Holdings common stock and BOH Holdings Series D preferred stock, each voting as a separate class, at the BOH Holdings special meeting, is obtained, whether or not a quorum exists, without further notice other than by an announcement made at the BOH Holdings special meeting (unless a new record date is fixed). If a quorum is not present at the BOH Holdings special meeting, or if a quorum is present at the BOH Holdings special meeting but there are not sufficient votes at the time of the BOH Holdings special meeting to approve the proposals, then BOH Holdings shareholders may be asked to vote on a proposal to adjourn the BOH Holdings special meeting so as to permit solicitation of additional proxies.

THE MERGER

The following information describes material aspects of the merger. It is not intended to be a complete description of all information relating to the merger and is qualified in its entirety by reference to more detailed information contained in the Appendices to this document, including the reorganization agreement. A copy of the reorganization agreement is included as Appendix A to this joint proxy statement/prospectus and is incorporated herein by reference. You are urged to read the Appendices in their entirety.

Terms of the Merger

The reorganization agreement provides for Independent to acquire all of the issued and outstanding securities of BOH Holdings through a merger of BOH Holdings with and into Independent, with Independent being the surviving corporation following the merger. If the shareholders of BOH Holdings and Independent approve the reorganization agreement at the special meetings, and if the required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or are waived by the party entitled to do so, Independent and BOH Holdings anticipate that the merger will be completed in the second quarter of 2014, although delays could occur.

Independent is currently the sole shareholder of Independent Bank, a Texas banking association, and BOH Holdings is currently the sole shareholder of the Bank of Houston, a Texas banking association. Upon the effectiveness of the merger, both Independent Bank and the Bank of Houston will be wholly owned subsidiaries of Independent. Pursuant to the reorganization agreement, immediately following the effectiveness of the merger, Bank of Houston will merge with and into Independent Bank, with Independent Bank being the surviving bank following the bank merger.

Treatment of Shares of BOH Holdings Common Stock

As a result of the merger, holders of BOH Holdings common stock (including shares of BOH Holdings Series D preferred stock that are converted into BOH Holdings common stock immediately prior to the consummation of the merger) will be entitled to receive whole shares of Independent common stock and cash, with cash paid in lieu of a fractional share, and will no longer be owners of BOH Holdings common stock. As a result of the merger, certificates of BOH Holdings common stock will represent only the right to receive the merger consideration pursuant to the reorganization agreement. BOH Holdings will cease to exist following the completion of the merger.

If the shareholders of BOH Holdings and Independent approve the reorganization agreement and the merger is completed, all outstanding shares of BOH Holdings common stock will be converted into the right to receive, an aggregate 3,616,060 shares of Independent common stock and $34 million in cash, all subject to downward adjustment as set forth in the reorganization agreement.

The amount of per share merger consideration to be received by the BOH Holdings shareholders is dependent upon the number of shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. As of December 31, 2013, BOH Holdings had the following outstanding shares of common stock and securities convertible or exercisable, as the case may be, into common stock:

•	7,304,322 shares of BOH Holdings common stock issued and outstanding;

•	102,918 shares of BOH Holdings Series D preferred stock issued and outstanding under its Employee Stock Purchase Plan. On January 8, 2014, an additional 9,124 shares of BOH Holdings Series D preferred stock were issued, and BOH Holdings expects that it could issue up to an additional 30,000 shares of BOH Holdings Series D preferred stock prior to the effective time of the merger. Accordingly, BOH Holdings could have up to a total of 142,042 shares of BOH Holdings Series D preferred stock outstanding prior to the effective time of the merger. At least two business days prior to the effective time of the merger, all of the outstanding shares of BOH Holdings Series D preferred stock will be automatically converted into shares of BOH Holdings common stock on a one-for-one basis; and

•	711,712 outstanding and unexercised options to purchase shares of BOH Holdings common stock granted under the Amended and Restated 2008 BOHI Equity Incentive Plan (some of which will not vest until the approval of the reorganization agreement at the BOH Holdings special meeting) will, at least one business day prior to the effective time of the merger, be automatically exercised, on either a for-cash or cashless basis, at the election of the holder, into between 514,508 shares of BOH Holdings common stock if all such options are exercised on a cashless basis, and 711,712 shares of BOH Holdings common stock if all such options are exercised on a for-cash basis.

Under the terms of the reorganization agreement, upon consummation of the merger, each share of BOH common stock issued and outstanding immediately prior to the merger will be converted into the right to receive (a) cash in an amount equal to the quotient of (i) $34 million divided by (ii) the number of shares of BOH Holdings common stock outstanding immediately before the effective time of the merger, subject to downward adjustment as described in the reorganization agreement) and (b) the fraction of a share of Independent common stock equal to the quotient of (i) the quotient of (x) $136 million divided by (y) the number of shares of BOH Holdings common stock outstanding immediately before the effective time divided by (ii) $37.61.

Based on the share and option amounts on December 31, 2013 and including the additional BOH Holdings Series D preferred stock issued on January 8, 2014, and that are expected to be issued prior to the effective time of the merger, BOH Holdings would have had between 7,960,872 (assuming all option holders exercise on a cashless basis) and 8,158,076 (assuming all option holders exercise for cash) shares of BOH Holdings common stock issued and outstanding immediately prior to the effective time of the merger. Based on these estimates, at the effective time holders of BOH Holdings common stock will receive between 0.4432 and 0.4542 shares of Independent common stock (with cash in lieu of a fractional share) and between $4.17 and $4.27 in cash for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of the BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) that they own, with the cash portion of the per share merger consideration subject to downward adjustment as set forth in the reorganization agreement.

No fractional shares of Independent common stock will be issued in the merger. Rather, fractional shares of Independent common stock will be paid in cash, without interest, in an amount equal to the product of the fraction of a share of Independent common stock multiplied by the volume weighted average of the sale price per share of Independent common stock on the NASDAQ Global Select Market for the twenty consecutive trading days ending on and including the third trading day preceding the effective time of the merger. The market price of shares of Independent common stock and the amount of issued will fluctuate from the date of this joint proxy statement/prospectus to the date of completion of the merger, and these fluctuations could impact the amount of cash paid for fractional shares.

Based on the closing price of Independent common stock on the NASDAQ Global Market on December 31, 2013 of $49.66, and assuming no downward adjustment to the cash portion of the merger consideration under the terms of the reorganization agreement as a result of BOH Holdings having a tangible book value of less than $70 million, calculated in accordance with the reorganization agreement, the amount of total consideration to be paid by Independent would have been valued at approximately $213,573,540.

Because of the possibility of a downward adjustment to the per share cash consideration and the uncertainty in the number of shares of BOH Holdings common stock that will be outstanding immediately prior to the effective time of the merger, BOH Holdings and Independent shareholders will not know the exact fraction of a share of Independent common stock or the exact amount of cash BOH Holdings shareholders will receive for each share of BOH Holdings common stock (including shares of BOH Holdings common stock issued upon the automatic conversion of BOH Holdings Series D preferred stock and the shares of BOH Holdings common stock issued upon the automatic exercise of outstanding options to purchase BOH Holdings common stock) held by them in connection with the merger when BOH Holdings and Independent shareholders vote on the reorganization agreement.

Treatment of BOH Holdings Series D Preferred Stock

In accordance with the reorganization agreement and pursuant to the terms of the BOH Holdings Employee Stock Purchase Plan, the board of directors of BOH Holdings will set a date (which date will be at least two business days before the effective time of the merger) on which all accumulated payroll deductions by participants in the BOH Holdings Employee Stock Purchase Plan as of such date will be applied to purchase BOH Holdings Series D preferred stock. After such date and until the effective time of the merger, participants in the Employee Stock Purchase Plan will not have the right to purchase and BOH Holdings will not be permitted issue any additional BOH Holdings Series D preferred stock.

All shares of BOH Holdings Series D preferred stock issued and outstanding two business days prior to the effective time of the merger will automatically convert into shares of BOH Holdings common stock on a one-to-one basis, as provided in the certificate of designations of BOH Holdings Series D preferred stock. As a result, immediately prior to the effective time of the merger, all holders of BOH Holdings Series D preferred stock will hold one share of BOH Holdings common stock for each share of BOH Holdings Series D preferred stock previously held. Each share of BOH Holdings common stock will thereafter represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement.

Treatment of BOH Holdings Options

Pursuant to the terms of the BOH Holdings Amended and Restated 2008 BOHI Equity Incentive Plan each outstanding option to acquire shares of BOH Holdings common stock not fully vested and immediately exercisable will automatically vest and become fully exercisable upon the approval of reorganization agreement by the BOH Holdings’ shareholders at the BOH Holdings special meeting. The BOH Holdings board of directors shall set a date (which must be at least one business day before the effective time of the merger) before which all BOH Holdings options shall automatically be exercised without any action on the part of the holder thereof on a for-cash or cashless basis, as determined by the option holder, and BOH Holdings shall issue shares of BOH Holdings common stock pursuant to such automatic exercise. Following the date of this automatic exercise, all BOH Holdings options will terminate and the holder thereof will have no further rights to acquire shares of BOH

Holdings common stock pursuant to a BOH Holdings option. Each share of BOH Holdings common stock issued pursuant to the exercise of such options will thereafter represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement.

Treatment of BOH Holdings Series C Preferred Stock

BOH Holdings has 23,938.35 outstanding shares of a class of preferred stock designated as Senior Noncumulative Perpetual preferred stock, Series C, or the BOH Holdings Series C preferred stock, issued to the U.S. Treasury in connection with BOH Holdings’ participation in the U.S. Treasury’s Small Business Lending Fund, or SBLF. Under the terms of the reorganization agreement, Independent may elect either to (i) exchange shares of a new issue of Independent preferred stock, or the Independent preferred stock, for the BOH Holdings Series C preferred stock, or (ii) require BOH Holdings to redeem all of the outstanding BOH Holdings Series C preferred stock prior to the consummation of the merger. If Independent elects the exchange, Independent will exchange each share of the BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions, as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury. If Independent elects to require BOH Holdings to redeem the BOH Holdings Series C preferred stock, then such redemption would occur in connection with the completion of the merger. The cost to BOH Holdings to redeem all of the outstanding shares of the BOH Holdings Series C preferred stock as of December 31, 2013, would be approximately $23.9 million, and the costs and expenses related to such redemption would not be included in the calculation of BOH Holdings tangible book value for purposes of the reorganization agreement. Therefore, the redemption would not factor into the determination whether there would be a reduction in the amount of cash portion of the merger consideration Independent would be obligated to pay to BOH shareholders pursuant to the merger.

The exchange of the BOH Holdings Series C preferred stock for Independent preferred stock is subject to prior review and acceptance by the U.S. Treasury. Independent is discussing the exchange process with the U.S. Treasury and is otherwise considering the merits of the exchange, but has yet to determine whether it will exchange new shares of Independent preferred stock for the BOH Holdings Series C preferred stock or require BOH Holdings to redeem the BOH Holdings Series C preferred stock.

Potential Downward Adjustment to the Amount of Cash Consideration Received in the Merger

If, as of the closing date, BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, is less than $70 million, but at least $65 million, the aggregate cash consideration will be reduced by an amount equal to the product of (i) the difference between (x) $70 million minus (y) BOH Holdings’ tangible book value as of the closing date, multiplied by (ii) 2.4, in each case, as BOH Holdings’ tangible book value is calculated pursuant to the reorganization agreement. Independent’s obligation to consummate the merger is conditioned upon BOH Holdings having a tangible book value, as calculated pursuant to the reorganization agreement, of at least $65 million as of the closing date.

BOH Holdings’ tangible book value was approximately $70.3 million as of September 30, 2013, before deductions contemplated by the reorganization agreement.

Tangible book value will increase or decrease by the amount of net income or net loss, respectively, of BOH Holdings through the closing date. Pursuant to the terms of the reorganization agreement, unrealized gains or losses in Bank of Houston’s securities portfolio and any costs and expenses associated with the redemption of BOH Holdings Series C preferred stock, if Independent should require such a redemption, are excluded from the calculation of tangible book value. However, all costs and expenses of BOH Holdings and Bank of Houston related to the merger on an after-tax equivalent basis will be included as a deduction in the calculation of tangible book value. Management of BOH Holdings estimates net income of approximately $6.0 million from September 30, 2013 through March 31, 2014 and aggregate merger-related deductions to tangible book value of approximately $4.3 million. If these assumptions are correct, the amount of BOH Holdings’ tangible book value, as calculated pursuant to the reorganization agreement, would be approximately $72.0 million as of March 31, 2014. Independent may, but will not be required to, effect the merger if the BOH Holdings tangible book value, as calculated pursuant to the reorganization agreement, is less than $65 million. This amount is only an estimate and is based upon several assumptions, many of which are beyond the control of BOH Holdings. Accordingly, the actual amount of BOH Holdings’ tangible book value may vary from this estimated amount.

The tangible book value of BOH Holdings will be determined from BOH Holdings’ financial statements prepared in accordance with generally accepted accounting principles, consistently applied, as adjusted pursuant to the terms of the reorganization agreement. All of the following costs and expenses of BOH Holdings and Bank of Houston, on an after tax equivalent basis, will be included and will have the effect of reducing the total amount calculated for BOH Holdings’ tangible book value:

•	any and all costs related to the transactions contemplated by the reorganization agreement (which would include any investment banking fees, legal fees, accounting fees, any director, officer or employee bonuses or payments) and any change in control payments or other payments due under employment arrangements or anticipated “stay” or “retention” bonuses paid or to be paid prior to the effective time of the merger to Bank of Houston employees or severance benefits paid or to be paid prior to the effective time of the merger to Bank of Houston employees not offered employment by Independent Bank;

•	any costs or fees (including forfeited prepaid expenses) arising from or related to the termination of any of BOH Holdings’ contracts or arrangements for data processing services, ATM, and other information technology services;

•	the printing and mailing costs related to this joint proxy statement/prospectus;

•	the premium for three years of director and officer insurance tail coverage required by the reorganization agreement; and

•	accruals for all ad valorem taxes owed by BOH Holdings on a pro-rated basis for the period ending on the closing date.

Under the terms of the reorganization agreement, the following will not be included in the calculation of BOH Holdings tangible book value:

•	unrealized gains or losses in investment securities; and

•	the costs and expenses associated with the redemption of the BOH Holdings Series C preferred stock, if applicable.

BOH Holdings will provide Independent with a preliminary calculation of tangible book value, calculated in accordance with the reorganization agreement, at least three business days before the closing date. If Independent disagrees with such calculation of tangible book value, BOH Holdings and Independent will meet to resolve any such disagreement. If the parties cannot resolve any such disagreement, then an independent accounting firm mutually agreed to by BOH Holdings and Independent will resolve any such disagreement, which resolution will be final and binding upon both parties.

Treatment of Shares of Independent Common Stock

Each share of Independent common stock outstanding immediately prior to the effective time of the merger shall remain issued and outstanding as one share of Independent common stock as Independent is the corporation surviving the merger.

Background of the Merger

From time to time, the board of directors of BOH Holdings has considered various strategic alternatives to enhance and maximize shareholder value. These strategic alternatives include: (a) continuing as an independent institution; (b) establishing or acquiring additional branch offices or other banks; or (c) merging with an institution of similar size or selling to a larger commercial banking organization. In June 2012, the BOH Holdings board formed a merger subcommittee (the “M&A Committee”) to consider various strategic alternatives.

On August 3, 2012, BOH Holdings received a letter of intent from Bank A, a bank headquartered in Texas, offering to purchase all of the outstanding shares of BOH Holdings stock. On August 28, 2012, BOH Holdings formally engaged the services of Sandler O’Neill to advise the board of directors with respect to a possible business combination involving BOH Holdings and a second party.

On September 18, 2012, Sandler O’Neill met with the M&A Committee to discuss the specific letter of intent from Bank A, the merger and acquisition market in general and BOH Holdings’ financial expectations for the future. Based on expectations of future results BOH Holdings decided that the proposal outlined by Bank A did not reflect the appropriate valuation of BOH Holdings. BOH Holdings’ management and representatives of Sandler O’Neill had subsequent discussions with Bank A, but formal discussions concluded without any transaction.

On November 30, 2012, BOH Holdings received a letter of intent from Bank B, but after evaluating the letter, the board of directors of BOH Holdings determined that the price offered by Bank B was not sufficiently attractive to justify moving forward with a transaction with Bank B at that time.

Over the course of the next nine months, BOH Holdings’ management continued to have discussions and meet with potential acquirers and merger partners, including Bank A and Independent, discussing the merits of combinations. The various meetings with the potential partners did not initially lead to purchase offers in a range deemed acceptable to BOH Holdings’ management in the context of recent comparable transactions.

On April 23, 2013, Mr. Stein, the President and Chief Executive Officer of BOH Holdings met with Independent and its Chairman, David Brooks, to discuss a possible business combination. However, the parties did not discuss specific deal terms at this meeting.

Between May and September, 2013, the board of directors of BOH Holdings and the M&A Committee continued to explore strategic alternatives, including an initial public offering of BOH Holdings, an acquisition by BOH Holdings of a Texas-based bank and a sale of BOH Holdings to two new potential business combination candidates. After considering each of its options, BOH Holdings concluded that these strategic alternatives were not sufficiently attractive to warrant further pursuit.

On September 3, 2013, Mr. Stein had a meeting with representatives from Bank D, an out-of-state bank, to discuss the timing of a possible business combination. On September 4, 2013, Mr. Stein met again with Mr. Brooks to discuss a possible business combination between BOH Holdings and Independent. At this meeting, Mr. Brooks provided BOH Holdings with Independent’s preliminary verbal valuation of BOH Holdings. This meeting was followed by a series of telephone conversations and meetings among Messrs. Stein, McWhorter and Brooks regarding a potential business combination. The parties and Sandler O’Neill discussed the preliminary valuation of BOH Holdings that Independent provided as well as the current market and how the operating philosophy of BOH Holdings would complement Independent’s business.

On September 26, 2013, the BOH Holdings board of directors convened and reviewed the process to date and received an overview of the terms of the verbal offer received from Independent. After considering the prospects of pursuing a possible business combination with Independent and continuing to remain an independent bank, the BOH Holdings board of directors authorized BOH Holdings to proceed with the process and explore a business combination with Independent.

On September 30, 2013, Independent followed up its preliminary valuation with a letter of intent that contemplated an approximately $165 million price for all of BOH Holdings’ capital stock, to be paid in a combination of cash and common stock of Independent. This letter of intent contained an exclusivity provision, a provision describing a termination fee to be paid by BOH Holdings under certain circumstances, non-disclosure provisions and other provisions customary to a letter of this nature.

On October 21, 2013, the board of directors of BOH Holdings met to consider the letter of intent received from Independent and a letter of intent received from Bank C earlier that day. After an analysis of Bank C’s offer, the BOH Holdings board of directors determined that the Independent proposal was superior to Bank C’s proposal. At this meeting, the BOH Holdings board of directors unanimously approved the Independent letter of intent and authorized its execution, subject to revision as discussed at the meeting.

On October 22, 2013, Mr. Stein initiated a telephone conversation with Mr. Brooks during which Mr. Brooks increased Independent’s offer to $170 million. That afternoon, Independent provided a final draft of the letter of intent that contained the changes requested by BOH Holdings, and BOH Holdings executed the letter of intent that day.

On November 5, 2013, Independent provided BOH Holdings, its legal advisor, Bracewell & Giuliani LLP, or Bracewell, and Sandler O’Neill with an initial draft of a definitive reorganization agreement between the two companies. The parties discussed various legal and business points related to this agreement through the remainder of November.

Between October 21, 2013 and November 21, 2013, Independent and BOH Holdings conducted due diligence reviews of each other and engaged in numerous discussions on various matters related to the transaction. On November 7, 2013, Mr. Stein and other BOH Holdings executives visited McKinney, Texas, to conduct onsite diligence review of Independent and to hold more in-depth discussions.

On November 19, 2013, the BOH Holdings board of directors met with its legal and financial advisors to discuss the proposed reorganization agreement, which was in its substantially final form. The BOH Holdings board of directors heard a presentation from Sandler O’Neill on the financial aspects of the transaction, Independent’s financial condition, Independent’s background and the record of its stock in the public markets. At the conclusion of this discussion and after responding to questions from the directors, Sandler O’Neill rendered to BOH Holdings’ board of directors its oral opinion that the aggregate merger consideration to be received from Independent, which consisted of $34 million in cash, subject to reduction as provided in the proposed reorganization agreement, and 3,616,060 shares of Independent common stock, was fair to the shareholders of BOH Holdings, from a financial point of view. Sandler O’Neill’s oral opinion was subsequently confirmed by delivery of its written opinion, dated November 21, 2013, to the BOH Holdings board of directors. Thereafter, Bracewell reviewed the terms and conditions of the proposed reorganization agreement and ancillary legal documents with the board of directors, discussing in detail the business points, contingencies, timing issues and fiduciary concerns.

Based upon the board of directors’ review and discussion of the proposed reorganization agreement, the opinion of Sandler O’Neill and other relevant factors, on November 21, 2013, the board unanimously authorized and approved the execution of the proposed reorganization agreement with Independent. Later that day, BOH Holdings executed the proposed reorganization agreement and Independent announced the transaction.

Recommendation of BOH Holdings’ Board and Its Reasons for the Merger

BOH Holdings’ board of directors has unanimously approved the reorganization agreement and unanimously recommends that the BOH Holdings shareholders vote “FOR” approval of the reorganization agreement.

BOH Holdings’ board of directors has determined that the merger is fair to, and in the best interests of, BOH Holdings’ shareholders. In approving the reorganization agreement, BOH Holdings’ board of directors consulted with Sandler O’Neill with respect to the financial aspects and fairness of the merger consideration, from a financial point of view, to the BOH Holdings shareholders, and with its outside legal counsel as to its legal duties and the terms of the reorganization agreement. In arriving at its determination, BOH Holdings’ board also considered a number of factors, including the following:

•	BOH Holdings’ board of directors’ familiarity with and review of information concerning the business, results of operations, financial condition, competitive position and future prospects of BOH Holdings;

•	the current and prospective environment in which BOH Holdings operates, including national, regional and local economic conditions, the competitive environment for banks, thrifts and other financial institutions generally and the increased regulatory burdens on financial institutions generally and the trend toward consolidation in the banking industry and in the financial services industry;

•	the financial presentation of Sandler O’Neill and the opinion of Sandler O’Neill dated as of November 21, 2013 that, as of November 21, 2013 (the date on which BOH Holdings’ board of directors approved the reorganization agreement), and subject to the assumptions, limitations and qualifications set forth in the opinion, the merger consideration to be received from Independent is fair, from a financial point of view, to the shareholders of BOH Holdings (see “Merger—Fairness Opinion of BOH Holdings’ Financial Advisor,” beginning on page 93);

•	that shareholders of BOH Holdings will receive part of the merger consideration in shares of Independent common stock, which is publicly traded on the NASDAQ stock exchange;

•	the treatment of the merger as a “reorganization” within the meaning of Section 368(a) of the Code with respect to BOH Holdings stock exchanged for Independent stock;

•	the results that BOH Holdings could expect to obtain if it continued to operate independently, and the likely benefits to shareholders of that course of action, as compared with the value of the merger consideration offered by Independent;

•	the ability of Independent to pay the aggregate merger consideration without a financing contingency and without the need to obtain financing to close the transaction;

•	the ability of Independent to receive the requisite regulatory approvals in a timely manner;

•	the terms and conditions of the reorganization agreement, including the parties’ respective representations, warranties, covenants and other agreements, the conditions to closing, including a provision that permits BOH Holdings’ board of directors, in the exercise of its fiduciary duties, under certain conditions, to furnish information to a third party that has submitted an unsolicited proposal to acquire BOH Holdings;

•	that under the agreement BOH Holdings could not solicit competing proposals for the acquisition of BOH Holdings;

•	the merger with a larger holding company would provide the opportunity to realize economies of scale, increase efficiencies of operations and enhance the development of new products and services;

•	the agreement of Independent to honor certain existing employee benefits;

•	that some of BOH Holdings’ directors and executive officers have other financial interests in the merger in addition to their interests as BOH Holdings shareholders, including financial interests that are the result of existing compensation arrangements with BOH Holdings and/or prospective compensation arrangements with Independent and the manner in which such interests would be affected by the merger;

•	that the cash portion of the merger consideration would be taxable to BOH Holdings’ shareholders upon completion of the merger; and

•	the requirement that BOH Holdings conduct its business in the ordinary course and other restrictions on the conduct of BOH Holdings’ business before completion of the merger, which may delay or prevent BOH Holdings from undertaking business opportunities that may arise before completion of the merger.

The reasons set out above for the merger are not intended to be exhaustive but do include all material factors considered by BOH Holdings’ board of directors in approving the merger. In reaching its determination, the BOH Holdings board of directors did not assign any relative or specific weights to different factors, and individual directors may have given different weights to different factors. Based on the reasons stated, the board believed that the merger was in the best interest of BOH Holdings’ shareholders, and therefore the board of directors of BOH Holdings unanimously approved the reorganization agreement and the merger. In addition, all members of BOH Holdings’ board of directors have entered into voting agreements requiring them to vote the shares of BOH Holdings common stock and BOH Holdings Series D preferred stock over which they have voting authority in favor of the reorganization agreement.

BOH HOLDINGS’ BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT

HOLDERS OF BOH HOLDINGS COMMON STOCK AND

HOLDERS OF BOH HOLDINGS SERIES D PREFERRED STOCK

VOTE FOR THE REORGANIZATION AGREEMENT.

Recommendation of Independent’s Board and its Reasons for the Merger

One of Independent’s key strategies is growth through strategic acquisitions. To execute this strategy, Independent routinely identifies market areas and evaluates opportunities to acquire financial institutions in those market areas.

Independent had previously identified the Houston market as an area into which Independent should expand. Houston is the largest metropolitan area in Texas and the fifth largest metropolitan area in the United States, and has a dynamic and growing economy. After extensive review of the banking organizations located in the Houston market and meetings and discussions with Houston area banking organizations and Independent’s financial advisors, management of Independent identified BOH Holdings as a top tier banking organization with which Independent could partner to support its entry into the Houston market.

As discussed above under the heading “Background of the Merger,” Independent and BOH Holdings went through a detailed process of initial discussions, meetings among various members of each organization’s management, thorough due diligence, and extensive negotiation of the reorganization agreement. The Strategic Planning Committee of Independent’s board of directors initially provided oversight for this process in the second quarter of 2013 and the Independent board of directors began consideration of the potential acquisition during the third quarter of 2013. The Independent board of directors continued consideration of the proposed acquisition at its meeting in October, 2013. After the diligence process had been completed and negotiation of the reorganization agreement had been finalized, the Independent board of directors met on November 21, 2013 to fully review and discuss the proposed transaction. At that meeting, the Independent board of directors consulted with Sterne Agee with respect to the financial aspects of the transaction and with its outside legal counsel as to its legal rights and obligations under the reorganization agreement. Following these presentations and discussion at the meeting, the Independent board of directors determined that the proposed transaction was in the best interests of Independent. In arriving at its determination, the Independent board of directors considered a variety of factors, including the following:

•	information regarding the financial condition, operations, competitive position, and future prospects of BOH Holdings;

•	information regarding the Houston banking market, including local economic conditions and prospects, as well as the competitive environment and the position of BOH Holdings in the market;

•	the results of management’s due diligence review of BOH Holdings and Bank of Houston;

•	the terms of the proposed acquisition, including the amount and form of the merger consideration;

•	the impact of the issuance of 3,616,060 shares of Independent common stock pursuant to the merger on Independent’s ownership structure including that, pursuant to the requirements of NASDAQ, the merger and the issuance of shares in connection with the merger would be subject to the approval of Independent’s shareholders;

•	the representations, warranties, covenants and conditions to closing set forth in the reorganization agreement, including the obligation of BOH Holdings to deliver a minimum amount of tangible book value and to cause the conversion of outstanding options and preferred stock into shares of BOH Holdings common stock prior to the effective time of the merger;

•	the impact of expansion of the Independent board of directors to include three BOH Holdings nominees;

•	the ability to retain all of the key members of the BOH management team through the execution of employment agreements;

•	the compatibility of BOH’s management with Independent’s management;

•	the strength of the BOH Holdings asset quality metrics and the similarity of the BOH Holdings credit culture to Independent’s credit culture;

•	the opportunities for future growth in the Houston market area;

•	the potential to realize cost savings through the integration of the operations of BOH Holdings;

•	Independent’s track record of assimilating the operations of acquired banks and the strength of Independent’s management and infrastructure to successfully complete the integration process;

•	that Independent’s management had previously met with the Federal Reserve, the Texas Department of Banking, and the FDIC and received a positive initial reaction to the proposed transaction;

•	the valuation for both BOH Holdings and Independent as well as the financial and other effects that the merger would have on Independent’s shareholders, including the potential effect on the market price of Independent’s common stock; and

•	the financial presentation of Sterne Agee and the opinion of Sterne Agee that the merger consideration to be paid by Independent is fair, from a financial point of view, to Independent.

INDEPENDENT’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HOLDERS OF INDEPENDENT COMMON STOCK VOTE FOR THE REORGANIZATION AGREEMENT.

Fairness Opinion of Independent’s Financial Advisor

On November 8, 2013, Independent engaged Sterne Agee to act as financial adviser to Independent in connection with the acquisition of BOH Holdings. As part of the engagement, Sterne Agee was asked to assess the fairness to Independent, from a financial point of view, of the merger consideration to be paid by Independent to the shareholders of BOH Holdings. Independent engaged Sterne Agee because it is a nationally recognized investment banking firm with offices throughout the United States and has substantial experience in transactions similar to the merger. As part of its investment banking business, Sterne Agee is continually engaged in the valuation of banking businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. As specialists in the securities of banking companies, Sterne Agee has experience in, and knowledge of, the valuation of banking enterprises.

As part of its engagement, representatives of Sterne Agee attended the meeting of the board of directors of Independent held on November 21, 2013, in which the board of directors evaluated the proposed merger. At this meeting, Sterne Agee reviewed the financial aspects of the proposed transaction and rendered an opinion that, as of such date and based upon and subject to the factors and assumptions contained in the opinion, the consideration to be paid in the merger was fair, from a financial point of view, to Independent. The board of directors of Independent approved the reorganization agreement at this meeting.

The full text of Sterne Agee’s written opinion, dated November 21, 2013, is attached as Appendix C to this document and incorporated herein by reference. Independent’s shareholders are urged to read the opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sterne Agee. The description of the opinion set forth herein is qualified in its entirety by reference to the full text of such opinion.

Sterne Agee’s opinion speaks only as of its date, and Sterne Agee has undertaken no obligation to update or revise its opinion. The opinion was directed to the board of directors of Independent and addresses only the fairness, from a financial point of view, of the consideration to be paid in the merger by Independent. It does not address the underlying business decision to proceed with the merger. The opinion does not constitute a recommendation to any shareholder of Independent as to how the shareholder should vote or act with respect to the merger or any related matter. Independent and BOH Holdings determined the merger consideration through the negotiation process.

In rendering its opinion, Sterne Agee, among other things:

•	reviewed the reorganization agreement dated November 21, 2013;

•	reviewed certain publicly available financial and business information of BOH Holdings, Independent and their respective affiliates that Sterne Agee deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity and prospects of BOH Holdings and Independent;

•	reviewed materials detailing the merger prepared by BOH Holdings, Independent and their respective affiliates, by their respective legal and accounting advisors and by BOH Holdings’ financial advisor;

•	conducted conversations with members of senior management and representatives of BOH Holdings and Independent regarding the matters described above, as well as their respective businesses and prospects before and after giving effect to the merger;

•	compared certain financial metrics of BOH Holdings and Independent to other selected banks and thrifts that Sterne Agee deemed to be relevant;

•	analyzed the merger consideration relative to transactions determined by Sterne Agee to be comparable to the merger;

•	analyzed the merger consideration relative to the book value and tangible book value of BOH Holdings as of September 30, 2013;

•	analyzed the merger consideration offered relative to the last twelve months net income of BOH Holdings as well as to the estimated net income for the fiscal years ending December 31, 2013, 2014 and 2015;

•	analyzed the projected pro forma impact of the merger on certain projected balance sheet and capital ratios of Independent;

•	reviewed the overall environment for depository institutions in the United States; and

•	conducted such other financial studies, analyses and investigations and took into account such other matters as it deemed appropriate for purposes of its opinion, including its assessment of general economic, market and monetary conditions.

Sterne Agee’s opinion was necessarily based upon conditions as they existed and could be evaluated on the date of the opinion and the information made available to Sterne Agee through the date of the opinion. In conducting its review and arriving at its opinion, Sterne Agee relied upon the accuracy and completeness of all of the financial and other information provided to it or otherwise publicly available. Sterne Agee did not independently verify the accuracy or completeness of any such information or assume any responsibility for such verification or accuracy. Sterne Agee relied upon management of Independent and BOH Holdings as to the reasonableness and achievability of the financial and operating forecasts and projections (and the assumptions and basis therefore) provided to Sterne Agee. Sterne Agee assumed that such forecasts and projections reflected the best currently available estimates and judgments of such managements and that such forecasts and projections will be realized in the amounts and in the time periods currently estimated by such managements. Sterne Agee is not an expert in the independent verification of the adequacy of allowances for loan and lease losses and has assumed, with Independent’s consent, that the aggregate allowance for loan and lease losses for Independent and BOH Holdings was adequate to cover such losses. Sterne Agee did not make or obtain any evaluation or appraisal of the assets or liabilities of Independent, BOH Holdings or their respective affiliates, nor did it examine any individual credit files. Sterne Agee was not asked to and did not undertake any independent verification of any such information, and Sterne Agee did not assume any responsibility or liability for the accuracy and completeness thereof.

The projections furnished to Sterne Agee and used by it in certain of its analyses were prepared by the senior management teams of Independent and BOH Holdings, respectively. Neither Independent nor BOH Holdings publicly discloses internal management projections of the type provided to Sterne Agee in connection with its review of the merger. As a result, such projections were not prepared with a view towards public disclosure. The projections were based on numerous variables and assumptions, which are inherently uncertain, including factors related to general economic and competitive conditions. Accordingly, actual results could vary significantly from those set forth in the projections.

For purposes of rendering its opinion, Sterne Agee assumed that, in all respects material to its analyses:

•	the merger will be completed substantially in accordance with the terms set forth in the reorganization agreement with no additional payments or adjustments to the merger consideration;

•	the representations and warranties of each party in the reorganization agreement and in all related documents and instruments referred to in the reorganization agreement are true and correct;

•	each party to the reorganization agreement and all related documents will perform all of the covenants and agreements required to be performed by such party under such documents;

•	all conditions to the completion of the merger will be satisfied without any waivers;

•	there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of BOH Holdings or Independent since either the date of the last financial statements made available to Sterne Agee and the date of the reorganization agreement, and that no legal, political, economic, regulatory or other development has occurred that will adversely impact BOH Holdings or Independent;

•	all required governmental, regulatory, shareholder and third party approvals have been or will be received in a timely manner and without any conditions or requirements that could adversely affect the merger; and

•	the merger will be accounted for as a purchase transaction under generally accepted accounting principles, and that the merger will qualify as a tax-free reorganization for United States federal income tax purposes.

Sterne Agee’s opinion is limited to whether the consideration to be paid in the merger by Independent is fair from a financial point of view to Independent. Sterne Agee was not asked to, and it did not, offer any opinion as to the terms of the reorganization agreement or the form of the merger or any aspect of the merger, other than the consideration, to the extent expressly specified in Sterne Agee’s opinion. The opinion did not address, and Sterne Agee expressed no view or opinion with respect to the relative merits or effect of the merger as compared to any strategic alternatives or business strategies or combinations that may be or may have been available to or contemplated by Independent or its board of directors. Moreover, Sterne Agee did not express an opinion as to the fairness of the amount or nature of any compensation payable to or to be received by any officers, directors or employees, or of any of the parties to the merger relative to the aggregate consideration. Finally, the opinion was not an expression of an opinion as to the price at which shares of Independent common stock would trade at the time of issuance to shareholders of BOH Holdings under the reorganization agreement or the prices at which Independent’s or BOH Holdings’ common stock may trade at any time.

In performing its analyses, Sterne Agee made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, which were beyond the control of Sterne Agee, Independent and BOH Holdings. Any estimates contained in the analyses performed by Sterne Agee were not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. Additionally, estimates of the value of businesses or securities did not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates were inherently subject to substantial uncertainty. In addition, the Sterne Agee opinion was among several factors taken into consideration by the board of directors of Independent in making its determination to approve the reorganization agreement and the merger. Consequently, the analyses described below should not be viewed as determinative of the decision of the board of directors of Independent with respect to the fairness of the consideration.

The following is a summary of the material analyses performed by Sterne Agee and presented by it to the board of directors of Independent on November 21, 2013 in connection with its fairness opinion. The summary is not a complete description of the analyses underlying the Sterne Agee opinion or the presentation made by Sterne Agee to the board of directors of Independent, but summarizes the material analyses performed and presented in connection with such opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Sterne Agee did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. The tables alone do not constitute a complete description of the financial analyses. Accordingly, Sterne Agee’s analyses and the summary of its analyses must be considered as a whole, and selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the process underlying its analyses and opinion.

Summary of Proposal. Under the terms of the reorganization agreement, at the effective time of the merger, the issued and outstanding shares of common stock of BOH Holdings, other than certain shares specified in the reorganization agreement, will be converted into the right to receive an aggregate $34 million in cash, subject to certain adjustments, and an aggregate 3,616,060 shares of common stock of Independent.

Implied Valuation. Using publicly available information, Sterne Agee compared certain performance metrics of BOH Holdings and Independent to selected groups of financial institutions selected as comparable by Sterne Agee.

BOH Holdings’ peer group consisted of the following publicly traded bank holding companies headquartered in Texas with assets between $2.0 billion and $25.0 billion:

•	Cullen/Frost Bankers, Inc.

•	Prosperity Bancshares, Inc.

•	Texas Capital Bancshares, Inc.

•	Hilltop Holdings, Inc.

•	First Financial Bankshares, Inc.

•	Southside Bancshares, Inc.

•	Independent Bank Group, Inc.

To perform this analysis, Sterne Agee used financial information as of and for the twelve months ended September 30, 2013. Market price information was as of November 19, 2013. Sterne Agee’s analysis showed the following concerning BOH Holdings and its peer group’s minimum, median, average and maximum performance metrics:

BOH Holdings Peer Multiples					BOH Holdings Implied Valuation ($ in millions)
	Price/					Price/
	TBV (%)	LTM EPS (x)	2013 EPS (x)(1)	2014 EPS (x)(1)		TBV ($)	LTM EPS ($)	2013 EPS ($)	2014 EPS ($)
Maximum	417	25.7	26.3	22.0	Maximum	288.7	268.5	303.7	290.6
Average	281	19.1	19.6	17.3	Average	194.3	199.5	226.4	228.5
Median	248	18.6	18.4	15.8	Median	172.1	195.0	212.2	209.2
Minimum	219	13.9	15.4	14.5	Minimum	151.6	145.6	178.2	191.8

(1)	Based on First Call consensus estimates.

Independent’s peer group consisted of the following publicly traded bank holding companies headquartered in Texas with assets between $2.0 billion and $25.0 billion:

•	Cullen/Frost Bankers, Inc.

•	Prosperity Bancshares, Inc.

•	Texas Capital Bancshares, Inc.

•	Hilltop Holdings, Inc.

•	First Financial Bankshares, Inc.

•	Southside Bancshares, Inc.

To perform this analysis, Sterne Agee used financial information as of and for the twelve months ended September 30, 2013. Market price information was as of November 19, 2013. Sterne Agee’s analysis showed the following concerning Independent and its peer group’s minimum, median, average and maximum performance metrics:

Independent Peer Multiples				Independent(2) Implied Valuation ($ per share)
	Price/				Price/
	TBV (%)	2014 EPS (x)(1)	2015 EPS (x)(1)		TBV ($)	2014 EPS ($)	2015 EPS ($)
Maximum	417	22.0	20.3	Maximum	65.65	45.00	51.62
Average	284	16.8	15.6	Average	44.71	34.45	39.56
Median	244	15.7	14.9	Median	38.50	32.22	37.91
Minimum	219	14.5	13.3	Minimum	34.37	29.70	33.67

(1)	Based on First Call consensus estimates.
(2)	Independent pro forma data includes the pro forma impact of Independent’s acquisition of Collin Bank completed on November 30, 2013, and its acquisition of Live Oak Financial Corp. completed on January 1, 2014.

Comparable Transaction Analysis. Sterne Agee reviewed publicly available information related to recent bank acquisition transactions involving targets headquartered in Texas having assets between $500 million and $5 billion on the announcement date and a disclosed deal value. Sterne Agee excluded bankruptcy-assisted transactions and mergers of equals from the comparable transaction group. The transactions included in this group were:

Buyer	Seller
East West Bancorp, Inc.	MetroCorp Bancshares, Inc.
Cullen/Frost Bankers, Inc.	WNB Bancshares, Inc.
Prosperity Bancshares, Inc.	FVNB Corp.
Cadence Bancorp, Inc.	Encore Bancshares, Inc.
Carlile Bancshares, Inc.	Northstar Financial Corporation
Prosperity Bancshares, Inc.	American State Financial Corporation

Transaction multiples for the merger were derived from an aggregate transaction value of $170 million. Using the comparable transactions, Sterne Agee derived and compared, among other things, the implied deal value paid for the acquired company to:

•	tangible book value of the acquired company based on the most recent publicly available financial statements prior to announcement;

•	the last twelve months net income of the acquired company based on the most recent publicly available financial statements prior to announcement;

•	the estimated current year net income of the acquired company based on the most recent financial projections prior to announcement; and

•	the premium paid on tangible common equity divided by the core deposits (total deposits less time deposits greater than $100,000) of the acquired company based on the most recent publicly available financial statements prior to announcement.

As illustrated in the following table, Sterne Agee compared the proposed transaction ratios to the minimum, median and maximum transaction ratios of the selected comparable transactions.

	Independent/ BOH Holdings	Comparable Transactions
		Minimum	Median	Maximum
Price/Tangible Book Value	246%	167%	223%	284%
Price/Last Twelve Months Earnings	16.3x	12.6x	17.8x	23.6x
Price/Estimated 2013 Earnings	15.0x	13.6x	19.3x	24.8x
Core Deposit Premium	16.5%	7.4%	12.6%	17.6%

No company or transaction used as a comparison in the above analysis is identical to BOH Holdings, Independent or the proposed transaction. Accordingly, an analysis of these results is not mathematical. Rather, it involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies.

Discounted Cash Flow Analysis. Sterne Agee performed a discounted cash flow analysis to estimate a range of present values of after-tax cash flows that BOH Holdings could contribute to Independent through 2018 including cost savings. In performing this analysis, Sterne Agee relied on guidance from management to derive projected after-tax cash flows for fiscal years 2013-2018. Sterne Agee assumed that BOH Holdings would maintain a tangible common equity to tangible asset ratio of 8.0% and would retain sufficient earnings to maintain that level. Any earnings in excess of what would need to be retained represented dividendable cash flows for BOH Holdings. The analysis assumed discount rates ranging from 12.0% to 14.0% and terminal multiples ranging from 14.0 times to 16.0 times fiscal year 2018 forecasted earnings. This analysis resulted in a range of values of BOH Holdings from $275.7 million to $337.3 million. The discounted cash flow present value analysis is a widely used valuation methodology that relies on numerous assumptions, including asset and earnings growth rates, terminal values and discount rates. The analysis did not purport to be indicative of the actual values or expected values of BOH Holdings.

Financial Impact Analysis. Sterne Agee performed pro forma merger analyses that combined projected income statement and balance sheet information of Independent and BOH Holdings. Assumptions regarding the accounting treatment, acquisition adjustments and cost savings were used to calculate the financial impact that the merger would have on certain projected financial results of Independent. In the course of this analysis, Sterne Agee used earnings estimates for Independent and BOH Holdings for 2013-2018 provided by management of each institution. This analysis indicated that the merger is expected to be accretive to Independent’s estimated earnings per share in 2014-2018. The analysis also indicated that the merger is expected to be initially dilutive to tangible book value per share for Independent and become accretive in less than three years from the closing date and that the pro forma entity would maintain well capitalized capital ratios. For all of the above analyses, the actual results achieved by Independent following the merger will vary from the projected results, and the variations may be material.

Relationships. In the ordinary course of its business as a broker-dealer, Sterne Agee may, from time to time, purchase securities from, and sell securities to Independent, BOH Holdings or their respective affiliates. Sterne Agee may also from time to time have a long or short position in, and buy or sell, debt or equity securities of Independent or its affiliates for its own account and for the accounts of its customers. To the extent that Sterne Agee held any such position, it was disclosed to Independent.

Sterne Agee has acted exclusively for the board of directors of Independent in rendering its opinion in connection with the merger and will receive a fee from Independent for its services. Sterne Agee was entitled to a fee of $200,000 upon advising the board of directors of Independent that it was prepared to render the fairness opinion, regardless of the conclusions set forth in the opinion. Upon the successful announcement of the merger, Sterne Agee was also entitled to a fee of $500,000, reduced by any fee paid to Sterne Agee in connection with the fairness opinion. In addition, Independent has agreed to reimburse Sterne Agee for reasonable and customary out-of-pocket expenses and disbursements, including fees and reasonable expenses of counsel, of no more than $10,000 without Independent’s consent, and to indemnify against certain liabilities, including liabilities under the federal securities laws. Other than services provided to Independent in connection with the merger, Sterne Agee has not provided investment banking and financial advisory services to Independent or BOH Holdings in the past two years.

Fairness Opinion of BOH Holdings’ Financial Advisor

The fairness opinion of BOH Holdings’ financial advisor, Sandler O’Neill, is described below. The description contains projections, estimates and other forward-looking statements about the future earnings or other measures of the future performance of BOH Holdings. You should not rely on any of these statements as having been made or adopted by BOH Holdings or Independent. You should review the copy of the fairness opinion, which is attached as Appendix B.

By letter dated August 28, 2012, BOH Holdings retained Sandler O’Neill to act as its financial advisor in the event of a sale of BOH Holdings. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. As part of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

At the meeting of the board of directors of BOH Holdings on November 19, 2013, Sandler O’Neill delivered to the board of directors its oral opinion, subsequently followed by delivery of its written opinion, that, as of November 21, 2013, the merger consideration was fair to the holders of BOH Holdings common stock from a financial point of view. The full text of Sandler O’Neill’s written opinion dated November 21, 2013, is attached as Appendix B to this joint proxy statement/prospectus. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. BOH Holdings shareholders are urged to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of its opinion. The opinion was directed to BOH Holdings’ board and is directed only to the fairness of the merger consideration to BOH Holdings’ shareholders from a financial point of view. It does not address the underlying business decision of BOH Holdings to engage in the merger or any other aspect of the merger and is not a recommendation to any BOH Holdings shareholder as to how such shareholder should vote at the special meeting with respect to the merger or any other matter.

In connection with rendering its November 21, 2013 opinion, Sandler O’Neill reviewed and considered, among other things:

•	the reorganization agreement;

•	certain historical financial information of BOH Holdings that Sandler O’Neill deemed relevant;

•	certain publicly available financial statements and other historical financial information of Independent that Sandler O’Neill deemed relevant;

•	internal financial projections for BOH Holdings for the years ending December 31, 2013 through December 31, 2016 as provided by the senior management of BOH Holdings;

•	median consensus publicly available earnings estimates, pro forma for the recently announced Collin Bank and Live Oak Financial Corp. acquisitions, for Independent for the years ending December 31, 2013, 2014 and 2015, as discussed with senior management of Independent, and an estimated long-term growth rate for the years thereafter, as discussed with senior management of Independent;

•	the pro forma financial impact of the merger on Independent based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies, as determined by the senior management of Independent;

•	a comparison of certain financial information for BOH Holdings and Independent with similar institutions for which publicly available information is available;

•	the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

•	the current market environment generally and the banking environment in particular; and

•	such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of BOH Holdings the business, financial condition, results of operations and prospects of BOH Holdings and held similar discussions with certain members of senior management of Independent regarding the business, financial condition, results of operations and prospects of Independent.

In performing its review, Sandler O’Neill has relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was provided to

Sandler O’Neill by BOH Holdings and Independent or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering its opinion. Sandler O’Neill has further relied on the assurances of the respective managements of BOH Holdings and Independent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to and has not undertaken an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BOH Holdings and Independent or any of their respective subsidiaries. Sandler O’Neill renders no opinion or evaluation on the collectability of any assets or the future performance of any loans of BOH Holdings and Independent. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of BOH Holdings and Independent, or the combined entity after the merger and Sandler O’Neill has not reviewed any individual credit files relating to BOH Holdings and Independent. Sandler O’Neill has assumed, with BOH Holdings’ consent, that the respective allowances for loan losses for both BOH Holdings and Independent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly available earnings projections for Independent and internal long-term growth rates for BOH Holdings and in each case as discussed with respective senior managements of BOH Holdings and Independent. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Independent. With respect to those projections, estimates and judgments, the respective managements of BOH Holdings and Independent confirmed to Sandler O’Neill that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of BOH Holdings and Independent, respectively, and Sandler O’Neill assumed that such performance would be achieved. Sandler O’Neill expressed no opinion as to such estimates or the assumptions on which they were based. Sandler O’Neill has also assumed that there has been no material change in BOH Holdings’ and Independent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to its analysis that BOH Holdings and Independent will remain as going concerns for all periods relevant to its analyses, that all of the representations and warranties contained in the reorganization agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the reorganization agreement are not waived and that the merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with BOH Holdings’ consent, Sandler O’Neill has relied upon the advice BOH Holdings has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the reorganization agreement.

Sandler O’Neill’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Sandler O’Neill as of, the date of its opinion. Events occurring after the date of its opinion could materially affect the opinion. Sandler O’Neill has not undertaken to update, revise, reaffirm or withdraw its opinion or otherwise comment upon events occurring after the date of its opinion. Sandler O’Neill will receive a fee for rendering the opinion and BOH Holdings has also agreed to indemnify Sandler O’Neill against certain liabilities arising out of its engagement. In the ordinary course of Sandler O’Neill’s business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to BOH Holdings and Independent and their affiliates. Sandler O’Neill has provided certain investment banking services to BOH Holdings and has received customary fees for those services.

Sandler O’Neill’s opinion is directed to the board of directors of BOH Holdings in connection with its consideration of the merger and does not constitute a recommendation to any shareholder of BOH Holdings as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the merger. Sandler O’Neill’s opinion is directed only to the fairness, from a financial point of view, of the aggregate merger consideration to holders of BOH Holdings common stock and does not address the underlying business decision of BOH Holdings to engage in the merger, the relative merits of the merger as compared to any other alternative business strategies that might exist for BOH Holdings or the effect of any other transaction in which BOH Holdings might engage. The Sandler O’Neill opinion has been approved by Sandler O’Neill’s fairness opinion committee. Sandler O’Neill did not express any opinion as to the fairness of the amount or nature of the compensation to be received in the merger by any officer, director or employees, or class of such persons, relative to the compensation to be received in the merger by any other shareholder.

In rendering its November 21, 2013 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion; rather Sandler O’Neill made its determination as to the fairness of the merger consideration on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to BOH Holdings and Independent and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of BOH Holdings and Independent and the companies to which they are being compared.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of BOH Holdings, Independent and Sandler O’Neill. The analysis performed by Sandler O’Neill is not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to BOH Holdings at the board’s November 19, 2013 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. The analysis and opinion of Sandler O’Neill was among a number of factors taken into consideration by BOH Holdings’ board in making its determination to approve the reorganization agreement and the transactions contemplated by the reorganization agreement (including the merger) and the analyses described below should not be viewed as determinative of the decision of BOH Holdings’ board or management with respect to the fairness of the merger.

At the November 19, 2013 meeting of the BOH Holdings board of directors, Sandler O’Neill presented certain financial analyses of the merger and delivered its written opinion to the BOH Holdings board of directors on November 21, 2013. The summary below is not a complete description of the analyses underlying the opinions of Sandler O’Neill or the presentation made by Sandler O’Neill to the BOH Holdings board of directors, but is instead a summary of the material analyses performed and presented in connection with the opinion.

Summary of Proposal

Sandler O’Neill reviewed the financial terms of the proposed transaction. Shareholders will receive an amount equal $34 million in cash and 3,616,060 shares of Independent’s common stock. Based on Independent’s 20-day weighted average price of $37.61 as of November 18, 2013, the aggregate transaction value was $170 million.

Based upon financial information as of or for the period ended September 30, 2013, Sandler O’Neill calculated the following transaction ratios:

Transaction Value per Share / LTM Earnings per Share:	16.6x
Transaction Value per Share / Book Value per Share:	245%
Transaction Value per Share / Tangible Book Value per Share:	245%
Tangible Book Premium / Core Deposits(1):	16.5%

(1)	Core deposits defined as total deposits less jumbo CDs greater than $100,000.

BOH Holdings: Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial and market trading information for a group of banks and thrifts in Texas selected by Sandler O’Neill.

The BOH Holdings peer group, which consisted of publicly traded commercial banks and thrifts headquartered Texas with assets between $500 million and $10 billion but excludes targets of announced transactions, included:

First Financial Bankshares, Inc.	North Dallas Bank & Trust Co.

Guaranty Bancshares, Inc.	OmniAmerican Bancorp, Inc.

Hilltop Holdings, Inc.	Southside Bancshares, Inc.

Independent Bank Group, Inc.	ViewPoint Financial Group, Inc.

The analysis compared publicly available financial information for BOH Holdings and the median financial and market trading information for the BOH Holdings peer group for the financial period ended September 30, 2013, or for the most recently reported period available. The table below sets forth the data for

BOH Holdings and the median data for the BOH Holdings peer group as of and for the twelve-month period ended September 30, 2013, with pricing data as of November 18, 2013.

BOH Holdings Comparable Group Analysis

	BOH Holdings	Peer Group Median
Total Assets (in millions)	$925	$2,669
Tangible Common Equity / Tangible Assets	7.49%	9.59%
Tier 1 Leverage Ratio	10.48%	10.49%
Total Risk Based Capital Ratio	13.38%	18.51%
LTM Return on Average Assets	1.18%	1.12%
LTM Return on Average Equity	11.41%	11.49%
LTM Net Interest Margin	4.34%	3.51%
LTM Efficiency Ratio	57.80%	66.90%
Loan Loss Reserve / Gross Loans	0.89%	0.92%
Nonperforming Assets / Total Assets(1)	0.42%	0.61%
Net Charge-offs / Average Loans	0.00%	0.15%
Price / Tangible Book Value	NA	199.00%
Price / LTM Earnings per Share	NA	24.4x
Price / Est. 2013 Earnings per Share(2)	NA	23.9x
Price / Est. 2014 Earnings per Share(3)	NA	21.1x
Market Capitalization (in millions)	NA	$489

(1)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases, and foreclosed or repossessed assets.
(2)	Closing price divided by median analyst estimate for 2013 as of November 18, 2013; Source: FactSet First Call.
(3)	Closing price divided by median analyst estimate for 2014 as of November 18, 2013; Source: FactSet First Call.

Independent: Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial and market trading information for Independent and a group of banks and thrifts in Texas selected by Sandler O’Neill.

The Independent peer group consisted of major exchange traded banks and thrifts headquartered in Texas with assets between $1 billion and $20 billion, but excludes targets of announced transactions:

First Financial Bankshares, Inc.	Prosperity Bancshares, Inc.

Hilltop Holdings, Inc.	Southside Bancshares, Inc.

International Bancshares Corporation	Texas Capital Bancshares, Inc.

OmniAmerican Bancorp, Inc.	ViewPoint Financial Group, Inc.

The analysis compared publicly available financial and market trading information for Independent and the median financial and market trading information for the Independent peer group for the financial period ended September 30, 2013. The table below sets forth the data for Independent and the median data for the

Independent peer group as of and for the twelve-month period ended September 30, 2013, with pricing data as of September 16, 2013.

Independent Comparable Group Analysis

	Independent(1)		Peer Group Median
Total Assets (in millions)	$1,955		$7,085
Tangible Common Equity / Tangible Assets	9.73%		9.08%
Tier 1 Leverage Ratio	10.74%		11.19%
Total Risk Based Capital Ratio	15.05%		18.51%
LTM Return on Average Assets	0.86%		1.13%
LTM Return on Average Equity	9.26%		9.71%
LTM Net Interest Margin	4.34%		3.59%
LTM Efficiency Ratio	64.40%		57.90%
Loan Loss Reserve / Gross Loans	0.84%		0.89%
Nonperforming Assets / Total Assets(2)	1.26%		0.54%
Net Charge-offs / Average Loans	0.12%		0.17%
Price / Tangible Book Value	265.00%		232.00%
Price / LTM Earnings per Share	26.1	x	19.5	x
Price / Est. 2013 Earnings per Share(3)	28.1	x	17.8	x
Price / Est. 2014 Earnings per Share(4)	20.1	x	15.9	x
Market Capitalization (in millions)	$496		$1,785

(1)	Profitability metrics adjusted for S Corporation status.
(2)	Nonperforming assets include nonaccrual loans and leases, renegotiated loans and leases, and foreclosed or repossessed assets.
(3)	Closing price divided by median analyst estimate for 2013 as of November 18, 2013; Source: FactSet First Call.
(4)	Closing price divided by median analyst estimate for 2014 as of November 18, 2013; Source: FactSet First Call.

Independent: Stock Trading History

Sandler O’Neill reviewed the history of the reported trading prices and volume of Independent’s common stock and the relationship between the movements in the prices of Independent’s common stock to movements in certain stock indices, including Independent’s peer group, the NASDAQ Bank Index and S&P 500 Index.

As reflected in the table shown below, Independent’s common stock outperformed the various indices to which it was compared over the time horizon since Independent’s initial public offering on April 3, 2013.

Independent’s Stock Performance Since Initial Public Offering

	Beginning Index Value April 3, 2010	Ending Index Value November 18, 2013
Independent	0.0%	57.9%
Independent’s Peer Index	0.0%	33.1%
NASDAQ Bank Index	0.0%	20.7%
S&P 500 Index	0.0%	14.1%

Analysis of Selected Merger Transactions

Sandler O’Neill reviewed seven merger transactions announced from January 1, 2012 through November 18, 2013 involving banks and thrifts headquartered in Texas with an announced deal value greater than or equal to $100 million.

Sandler O’Neill reviewed the following multiples: transaction price to last twelve months’ earnings per share, transaction price to stated book value, transaction price to stated tangible book value, and tangible book value to core deposit premium. As illustrated in the following table, Sandler O’Neill compared the proposed merger multiples to the median multiples of comparable transactions.

Comparable Merger Transactions

	Independent/ BOH Holdings	Texas Median Result
Transaction Price / Last Twelve Months Earnings per Share	16.6x	15.3x

Transaction Price / Book Value	245.00%	173.00%

Transaction Price / Tangible Book Value	245.00%	206.00%

Tangible Book Premium / Core Deposits	16.50%	12.10%
BOH Holdings: Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value of BOH Holdings through December 31, 2016, assuming that BOH Holdings performed in accordance with the financial projections for 2013-2016 provided by management. To approximate the terminal value of BOH Holdings at December 31, 2016, Sandler O’Neill applied price to last twelve months earnings multiples of 12.0x to 22.0x and multiples of tangible book value ranging from 125% to 250%. The income streams and terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5%, which were assumed deviations, as selected by Sandler O’Neill based on the BOH Holdings’ discount rate of 15.4% as determined by Sandler O’Neill. The discount rate is determined by adding the 10 year Treasury Bond rate as of November 18, 2013 (2.67%), the published Ibbotson 60 year equity risk premium (5.70%), the published Ibbotson size premium for companies with a market value between $1 million to $514.2 million (3.81%), and the published Ibbotson Industry Premium (3.20%) for depository institutions.

Sandler O’Neill also considered and discussed with the BOH Holdings board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming BOH Holdings’ net income varied from 25% above projections to 25% below projections, using a discount rate of 12.5% for the tabular analysis.

As illustrated in the following tables, this analysis indicated an imputed range of values for BOH Holdings of $133.7 million to $291.6 million when applying the price/earnings multiples to the matched budget, $93.1 million to $221.5 million when applying multiples of tangible book value to the matched budget, and $109.2 million to $333.8 million when applying the price/earnings multiples to the -25% / +25% budget range.

Discount	Earnings Multiples
Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
9.5%	$159.0	$185.5	$212.1	$238.6	$265.1	$291.6
10.5%	$154.4	$180.1	$205.9	$231.6	$257.3	$283.1
11.5%	$150.0	$174.9	$199.9	$224.9	$249.9	$274.9
12.5%	$145.7	$169.9	$194.2	$218.5	$242.8	$267.1
13.5%	$141.5	$165.1	$188.7	$212.3	$235.9	$259.5
14.5%	$137.6	$160.5	$183.4	$206.3	$229.3	$252.2
15.5%	$133.7	$156.0	$178.3	$200.6	$222.9	$245.2

Discount	Tangible Book Value Multiples
Rate	125%	150%	175%	200%	225%	250%
9.5%	$110.7	$132.9	$155.0	$177.2	$199.3	$221.5
10.5%	$107.5	$129.0	$150.5	$172.0	$193.5	$215.0
11.5%	$104.4	$125.3	$146.2	$167.1	$187.9	$208.8
12.5%	$101.4	$121.7	$142.0	$162.3	$182.6	$202.8
13.5%	$98.5	$118.3	$138.0	$157.7	$177.4	$197.1
14.5%	$95.8	$114.9	$134.1	$153.2	$172.4	$191.6
15.5%	$93.1	$111.7	$130.4	$149.0	$167.6	$186.2

Over/(Under) Budget	Earnings Multiples
Rate	12.0x	14.0x	16.0x	18.0x	20.0x	22.0x
(25.0%)	$109.2	$127.5	$145.7	$163.9	$182.1	$200.3
(15.0%)	$123.8	$144.5	$165.1	$185.7	$206.4	$227.0
(5.0%)	$138.4	$161.4	$184.5	$207.6	$230.6	$253.7
0.0%	$145.7	$169.9	$194.2	$218.5	$242.8	$267.1
5.0%	$152.9	$178.4	$203.9	$229.4	$254.9	$280.4
15.0%	$167.5	$195.4	$223.4	$251.3	$279.2	$307.1
25.0%	$182.1	$212.4	$242.8	$273.1	$303.5	$333.8

Independent: Net Present Value Analysis

Sandler O’Neill performed an analysis that estimated the present value per common share of Independent through December 31, 2016, assuming that Independent performed in accordance with the financial projections for 2013-2016 provided by management. To approximate the terminal value of Independent common stock at December 31, 2016, Sandler O’Neill applied price to last twelve months earnings multiples of 14.0x to 24.0x and multiples of tangible book value ranging from 150% to 275%. The terminal values were then discounted to present values using different discount rates ranging from 9.5% to 15.5%, which were assumed deviations, as selected by Sandler O’Neill based on the Independent discount rate of 15.4% as determined by Sandler O’Neill. The discount rate is determined by adding the 10 year Treasury Bond rate as of November 18, 2013 (2.67%) the published Ibbotson 60 year equity risk premium (5.70%), the published Ibbotson size premium for companies with a market value between $1.0 million to $514.2 million (3.81%), and the published Ibbotson Industry Premium (3.20%) for depository institutions.

Sandler O’Neill also considered and discussed with the BOH Holdings board of directors how this analysis would be affected by changes in the underlying assumptions, including variations with respect to net income. To illustrate this impact, Sandler O’Neill performed a similar analysis assuming Independent’s net income varied from 25% above projections to 25% below projections, using a discount rate of 12.5% for the tabular analysis.

As illustrated in the following tables, this analysis indicated an imputed range of values per share for Independent common stock of $27.60 to $55.48 when applying the price/earnings multiples to the matched budget, $22.15 to $47.35 when applying multiples of tangible book value to the matched budget, and $22.76 to $63.32 when applying the price/earnings multiples to the -25% / +25% budget range.

Discount	Earnings Per Share Multiples
Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
9.5%	$32.77	$37.31	$41.86	$46.40	$50.94	$55.48
10.5%	$31.83	$36.24	$40.65	$45.06	$49.47	$53.88
11.5%	$30.92	$35.20	$39.48	$43.77	$48.05	$52.33
12.5%	$30.04	$34.20	$38.36	$42.52	$46.68	$50.84
13.5%	$29.20	$33.24	$37.28	$41.33	$45.37	$49.41
14.5%	$28.39	$32.32	$36.24	$40.17	$44.10	$48.03
15.5%	$27.60	$31.42	$35.24	$39.06	$42.88	$46.70

Discount	Tangible Book Value Multiples
Rate	150%	175%	200%	225%	250%	275%
9.5%	$26.29	$30.50	$34.71	$38.93	$43.14	$47.35
10.5%	$25.53	$29.62	$33.71	$37.80	$41.89	$45.98
11.5%	$24.80	$28.78	$32.75	$36.72	$40.69	$44.66
12.5%	$24.10	$27.96	$31.82	$35.68	$39.54	$43.40
13.5%	$23.43	$27.18	$30.93	$34.68	$38.43	$42.17
14.5%	$22.78	$26.42	$30.07	$33.71	$37.35	$41.00
15.5%	$22.15	$25.70	$29.24	$32.78	$36.32	$39.86

Over/(Under) Budget	Earnings Per Share Multiples
Rate	14.0x	16.0x	18.0x	20.0x	22.0x	24.0x
(25.0%)	$22.76	$25.88	$29.00	$32.12	$35.24	$38.36
(15.0%)	$25.67	$29.21	$32.75	$36.28	$39.82	$43.35
(5.0%)	$28.59	$32.54	$36.49	$40.44	$44.39	$48.35
0.0%	$30.04	$34.20	$38.36	$42.52	$46.68	$50.84
5.0%	$31.50	$35.87	$40.23	$44.60	$48.97	$53.34
15.0%	$34.41	$39.19	$43.98	$48.76	$53.55	$58.33
25.0%	$37.32	$42.52	$47.72	$52.92	$58.12	$63.32

In connection with its analyses, Sandler O’Neill considered and discussed with BOH Holdings’ board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (i) the merger is completed in the second quarter of 2014; (ii) the deal value is equal to $34 million in cash and 3,616,060 shares of Independent’s common stock; (iii) BOH Holdings’ performance was based on internal financial projections for the years ending December 31, 2013 through December 31, 2016 as provided by the senior management of BOH Holdings; (iv) Independent’s performance was calculated in accordance with publicly available median analyst earnings estimates for the years ending December 31, 2013 and December 31, 2014 as discussed with senior management of Independent and an estimated long-term growth rate for the years thereafter as discussed with senior management of Independent; and (v) certain other assumptions pertaining to costs and expenses associated with the transaction, estimated cost savings and other synergies, purchase accounting adjustments, intangible amortization, opportunity cost of cash and other items. The analyses indicated that, for the full years ending December 31, 2014 and December 31, 2015, the merger (excluding transaction expenses) would be accretive to Independent’s projected earnings per share and dilutive to Independent’s tangible book value per share at closing. The actual results achieved by the combined company may vary from projected results and the variations may be material.

Sandler O’Neill’s Compensation and Other Relationships with BOH Holdings

Sandler O’Neill has rendered a fairness opinion to the board of directors of BOH Holdings and its subsidiaries in connection with the merger. Pursuant to the terms of the engagement agreement, the board of directors of BOH Holdings and its subsidiaries agreed to pay Sandler O’Neill a transaction fee of 1.00% of the aggregate deal value which is payable at the closing of the merger. Sandler O’Neill also received a fee for $100,000 upon the rendering of its fairness opinion to the board of directors of BOH Holdings and its subsidiary. The remainder of the fee shall be paid upon closing of the merger. BOH Holdings has also agreed to reimburse Sandler O’Neill for its reasonable out-of-pocket expenses, and to indemnify Sandler O’Neill against certain liabilities arising out of its engagement. Sandler O’Neill’s fairness opinion was approved by Sandler O’Neill’s fairness opinion committee. In the prior two years, Sandler O’Neill has not received any fees from BOH Holdings for investment banking services.

In the ordinary course of its respective broker and dealer business, Sandler O’Neill may purchase securities from and sell securities to BOH Holdings and its affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of BOH Holdings and its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Sandler O’Neill’s Relationship with Independent

Sandler O’Neill has been previously engaged by Independent and in the prior two years, received approximately $3.8 million from Independent for other investment banking services. Sandler O’Neill acted as the lead underwriter in Independent’s initial public offering, and provided fairness opinions to the Independent board of directors in connection with Independent’s acquisitions of Collin Bank and Live Oak Financial Corp.

In the ordinary course of its broker and dealer business, Sandler O’Neill may purchase securities from and sell securities to Independent and its affiliates. Sandler O’Neill may also actively trade the debt and/or equity securities of Independent or its affiliates for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Exchange of BOH Holdings Stock Certificates

If you are a holder of BOH Holdings common stock or BOH Holdings Series D preferred stock, as soon as practicable, with the intent to be ten business days after the effective time of the merger, Independent’s transfer and exchange agent, Wells Fargo Bank, N.A., will mail a letter of transmittal and instructions to you for use in surrendering your BOH Holdings stock certificates. When you properly surrender your BOH Holdings stock certificates or provide other satisfactory evidence of ownership, and return the letter of transmittal duly executed and completed in accordance with its instructions, Wells Fargo Bank, N.A., will promptly cancel the surrendered stock certificates and deliver to you a notice required under the TBOC specifying, among other things, the number of shares of Independent common stock, which shall be solely in uncertificated book-entry form credited to the account of the holder of record as established in the Direct Registration System, and cash to which you are entitled under the reorganization agreement. No Independent stock certificates will be issued with respect to the Independent common stock to be issued under the reorganization agreement.

You should not send in your certificates until you receive the letter of transmittal and instructions.

At the effective time of the merger, and until surrendered as described above, other than shares of BOH Holdings common stock or BOH Holdings Series D preferred stock subject to the exercise of dissenters’ rights, each outstanding BOH Holdings stock certificate will be deemed for all purposes to represent only the right to receive the merger consideration to be paid pursuant to the reorganization agreement, without interest thereon. With respect to any BOH Holdings stock certificate that has been lost, stolen or destroyed, Independent will pay the merger consideration attributable to such BOH Holdings stock certificates, upon receipt of a surety bond or other adequate indemnity, as required in accordance with Independent’s standard policy, and receipt of evidence reasonably satisfactory to Independent of ownership of the shares in question. After the effective time of the merger, BOH Holdings’ transfer books will be closed and no transfer of the shares of BOH Holdings stock outstanding immediately prior to the effective time of the merger will be permitted on Independent’s stock transfer books.

To the extent permitted by law, you will be entitled to vote after the effective time of the merger, at any special meeting of Independent’s shareholders the number of whole shares of Independent common stock into which your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock are converted (as a result of the automatic conversion of shares of BOH Holdings Series D preferred stock into shares of BOH Holdings common stock immediately before the consummation of the merger), regardless of whether you have surrendered your BOH Holdings stock certificates to the exchange agent. Whenever Independent declares a dividend or other distribution on Independent common stock which has a record date after the effective time of the merger, the declaration will include dividends or other distributions on all shares of Independent common stock issued pursuant to the reorganization agreement. However, no dividend or other distribution payable to the holders of record of Independent common stock will be delivered to you until you surrender your BOH Holdings stock certificates. Wells Fargo Bank, N.A., as Independent’s transfer and exchange agent, will deliver to holders of BOH Holdings stock a notice required under the TBOC specifying, among other things, the number of shares of Independent common stock which shall be in uncertificated book-entry only form, and your share of the cash portion of the merger consideration, any cash in lieu of any fractional share of Independent common stock to which holders of BOH Holdings common stock would otherwise be entitled and any undelivered dividends, without interest.

BOH Holdings Series C Preferred Stock

If Independent does not require BOH Holdings to redeem the BOH Holdings Series C preferred stock prior to the merger, Independent will be obligated to exchange each share of the BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury.

The exchange of the BOH Holdings Series C preferred stock for Independent preferred stock is subject to prior review and acceptance by the U.S. Treasury. Independent is discussing the exchange process with the U.S. Treasury and is otherwise considering the merits of the exchange, but has yet to determine whether it will exchange new shares of Independent preferred stock for the BOH Holdings Series C preferred stock or require BOH Holdings to redeem the BOH Holdings Series C preferred stock.

Effective Time of the Merger

The merger will become effective at the date and time specified in the certificate of merger to be filed with the Secretary of State of Texas regarding the merger of BOH Holdings and Independent and which will be designated in the certificate of merger as the last day of the month in which all required approvals were obtained and all waiting periods satisfied. It is anticipated that the bank merger will be completed on the same day. If the shareholders of BOH Holdings and Independent approve the reorganization agreement at their respective special meetings, and if all required regulatory approvals are obtained and the other conditions to the parties’ obligations to effect the merger are satisfied or waived by the party entitled to do so, Independent anticipates that the merger will be completed in the second quarter of 2014, although delays could occur.

Independent cannot assure you that the necessary shareholder and regulatory approvals will be obtained or that the other conditions to completion of the merger can or will be satisfied.

Conduct of Business Pending Effective Time

From the date of the reorganization agreement to and including the closing date, BOH Holdings has agreed to and has agreed to cause Bank of Houston to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices;

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondent banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

•	use commercially reasonable efforts to obtain any approvals or consent required to maintain all existing contracts, leases and documents relating to or affecting its properties, assets and business;

•	maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

•	comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses and permits applicable to its properties and operations, where such noncompliance with which would reasonably be expected to cause a material adverse change;

•	timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

•	withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the appropriate governmental authority;

•	continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

•	account for all transactions in accordance with generally accepted accounting principles (unless otherwise instructed by regulatory accounting principles, in which instance account for such transaction in accordance with regulatory accounting principles) specifically, without limitation, paying or accruing for by the closing date of the merger all liabilities, obligations, costs and expenses owed or incurred by BOH Holdings or Bank of Houston on or before such date;

•	perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, properties and business, except such obligations as it may in good faith dispute;

•	maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion;

•	timely file all reports required to be filed with governmental authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings;

•	use reasonable best efforts to maintain the Bank of Houston allowance for loan and lease losses at no less than $5.47 million; provided, however, that the allowance for loan and lease losses may be reduced to resolve any outstanding classified loan after approval of such use by Independent, which approval shall not be unreasonably withheld, conditional or delayed; and

•	use its reasonable best efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that its data processing contracts and contracts related to the provision of any other electronic banking services be terminated after the consummation of the merger on a date to be mutually agreed upon by Independent and BOH Holdings.

From the date of the reorganization agreement through the earlier of the effective time of the merger or the termination of the reorganization agreement, BOH Holdings has agreed not to, and has agreed to cause Bank of Houston not to, without the prior written consent of Independent:

•	intentionally take any action that could reasonably be anticipated to result in a material adverse change to its financial condition, assets, properties, liabilities, reserves, business or results of operations;

•	take or fail to take any action that could reasonably be expected to cause its representations and warranties made in the reorganization agreement to be inaccurate in any material respect at the effective time of the merger or preclude Bank of Houston from making such representations and warranties at the effective time of the bank merger;

•	declare, set aside or pay any dividend or other distribution with respect to its capital stock except that Bank of Houston may pay dividends to BOH Holdings and BOH Holdings may pay dividends on BOH Holdings Series C preferred stock;

•	enter into, alter, amend, renew or extend any material contract or commitment that would result in an obligation of BOH Holdings and Bank of Houston to make payments in excess of $50,000, except for loans and extensions of credit in the ordinary course of business;

•	mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its properties, business or assets, tangible or intangible, except in the ordinary course of business and consistent with past practices;

•	cause or allow the loss of insurance coverage, unless replaced with coverage that is substantially similar (in amount and insurer) to that in effect as of the date of the reorganization agreement;

•	incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with past practices or in connection with the transactions contemplated by the reorganization agreement or any of the agreements or documents contemplated therein;

•	discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

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issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital stock or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of the reorganization agreement;

•	amend or otherwise change its certificate of formation or bylaws;

•	sell, transfer, lease to others or otherwise dispose of any material amount of its assets or properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices, but any such transaction involving amounts in excess of $250,000 shall be deemed to not be in the ordinary course of business;

•	except in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

•	sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

•	except for salary increases in the ordinary course of business and consistent with past practices of BOH Holdings, Bank of Houston or under the terms of any employee plan, (i) make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, (ii) pay, agree to, or orally promise to pay, conditionally or otherwise, any bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees or (iii) enter into any employment or consulting contract (other than as contemplated by the reorganization agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than amendments required by applicable law or termination of any employee plans contemplated by the reorganization agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

•	engage in any transaction with any of its affiliates, except in the ordinary course of business and consistent with past practices;

•	acquire any capital stock or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

•	except as contemplated by the reorganization agreement, terminate, cancel or surrender any contract, lease or other agreement or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a material adverse change to its financial condition, assets, properties, liabilities, reserves, business or results of operations;

•	dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or proprietary right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

•	make any capital expenditures, capital additions or betterments in excess of an aggregate of $100,000;

•	hire or employ any new officer or hire or employ any new nonofficer employee, other than to replace nonofficer employees;

•	make any, or acquiesce with any, change in financial accounting methods, principles or material practices, except as required by generally accepted accounting principles or regulatory accounting principles, including, without limitation, making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Bank of Houston;

•	pay a rate on deposits at Bank of Houston materially higher than is consistent with the ordinary course of business and consistent with past practices;

•	make any new loan to a single borrower and his related interests in excess of $4 million but BOH Holdings is to provide to Independent a weekly written report of all loans made, renewed or modified by Bank of Houston;

•	renew, extend the maturity of, or alter the material terms of, any loan except in compliance with Bank of Houston’s existing policies and procedures and consistent with past practices;

•	renew, extend the maturity of, or alter any of, the material terms of any loan classified as “OAEM,” “substandard” or “doubtful”;

•	sell (but payment at maturity or prepayment is not deemed a sale) investment securities or purchase investment securities, other than U.S. Treasuries with a maturity of two years or less; or

•	redeem, purchase or otherwise acquire, directly or indirectly, any of its capital securities.

For a complete description of such restrictions on the conduct of the business of BOH Holdings and Bank of Houston, Independent refers you to the reorganization agreement, which is attached as Appendix A to this joint proxy statement/prospectus.

From the date of the reorganization agreement through the effective time of the merger, Independent has agreed to:

•	maintain its corporate existence in good standing;

•	maintain the general character of its business and conduct its business in its ordinary and usual manner;

•	extend credit only in accordance with existing lending policies and practices; and

•	use commercially reasonable efforts to preserve its business organization intact; retain the services of its present employees, officers, directors and agents; retain its present customers, depositors, suppliers and correspondent banks; and preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

No Solicitation

BOH Holdings agreed that it will not, and that it will cause Bank of Houston and their respective employees, directors, officers, financial advisors and agents of each of them not to:

•	solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party with respect to any proposal that could reasonably be expected to lead to an acquisition proposal, whether by business combination, purchase of securities or assets or otherwise;

•	disclose to any third party any information concerning the business, properties, books or records of BOH Holdings or Bank of Houston in connection with any acquisition proposal, other than as provided in the reorganization agreement or as required by applicable law; or

•	cooperate with any third party to make any acquisition proposal, other than a sale of assets of Bank of Houston in the ordinary course of business consistent with past practices.

Promptly upon receipt of any unsolicited offer, BOH Holdings will communicate to Independent the terms of any proposal or request for information and the identity of the parties involved.

Provided that BOH Holdings has complied with the restrictions set forth above, if, after the date of the reorganization agreement and before the closing date, BOH Holdings receives a bona fide, unsolicited written acquisition proposal, it may engage in negotiations and discussions with, and furnish any information and other access to, any person making such acquisition proposal if, and only if, the board of directors of BOH Holdings determines in good faith, after consultation with outside legal and financial advisors, that (i) such acquisition proposal is or is reasonably capable of becoming a superior proposal and (ii) the failure of the BOH Holdings board of directors to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the shareholders of BOH Holdings; but before furnishing any material nonpublic information, BOH Holdings must receive from the person making such acquisition proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the letter of intent entered into with Independent. In such case, BOH Holdings is required to:

•	promptly notify Independent of the receipt of such acquisition proposal or any request for nonpublic information relating to BOH Holdings or for access to its properties, books or records by any person that has made, or may be considering making, an acquisition proposal;

•	communicate the material terms of such acquisition proposal to Independent, including as they may change upon any modification or amendment to the terms thereof; and

•	keep Independent reasonably apprised of the status of and other matters relating to any such acquisition proposal on a timely basis.

An “acquisition proposal” means a written offer or proposal from a party other than Independent that contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the BOH Holdings common stock, regarding any of the following involving BOH Holdings: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of BOH Holdings, in a single transaction or series of related transactions, which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the merger; or (ii) any tender offer or exchange offer for 50% or more of the outstanding shares of BOH Holdings common stock or the filing of a registration statement in connection therewith. A “superior proposal” means a bona fide acquisition proposal made by a party other than Independent that the BOH Holdings board determines in its good faith judgment, after consultation with its outside counsel and its independent financial advisor (i) is or would result in a transaction that if consummated would be more favorable to BOH Holdings’ shareholders from a financial point of view than the reorganization agreement, taking into account all of the terms and conditions of such proposal and of the reorganization agreement (including any proposal by Independent to amend the terms of the reorganization agreement) and (ii) is capable of being, and is reasonably likely to be, consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

Conditions to Completion of the Merger

The reorganization agreement contains a number of conditions to the obligations of Independent and BOH Holdings to complete the merger that must be satisfied as of the closing date, including, but not limited to, the following:

•	approval by holders of the BOH Holdings common stock and BOH Holdings Series D preferred stock and holders of Independent common stock of the reorganization agreement and the transactions contemplated thereby by the requisite vote under the BOH Holdings certificate of formation or the Independent certificate of formation, as the case may be, and the TBOC;

•	receipt of all approvals and consents required by applicable law from all applicable governmental authorities in connection with the reorganization agreement, any other agreement contemplated thereby and the consummation of the transactions contemplated thereby, which approvals and consents do not impose any material requirement upon Independent or its subsidiaries that are reasonably unacceptable to Independent;

•	the registration statement of which this joint proxy statement/prospectus forms a part has become effective and no stop order suspending its effectiveness is in effect and no proceedings for that purpose have been initiated and continuing or threatened by the SEC, and all necessary approvals under federal or applicable state securities laws relating to the issuance or trading of the Independent common stock to be issued have been received;

•	the shares of Independent common stock to be issued to BOH Holdings shareholders being authorized for listing on the NASDAQ Global Select Market;

•	the average closing price of Independent common stock, calculated as the volume-weighted average of the sale price per share on the NASDAQ Global Select Market for the twenty consecutive trading days ending on and including the third trading day preceding the closing date, as reported by Bloomberg, shall be at least $30.09;

•	no action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to the reorganization agreement, or the transactions contemplated hereby, by any governmental authority, including by means of the entry of a preliminary or permanent injunction, that would (i) make the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby, illegal, invalid or unenforceable, (ii) require the divestiture of a material portion of the assets of BOH Holdings, (iii) impose material limits on the ability of any party to consummate the transactions contemplated by the reorganization agreement, (iv) otherwise result in a material adverse change to BOH Holdings, Bank of Houston, Independent or Independent Bank or (v) could reasonably be expected to subject Independent, Independent Bank, BOH Holdings, Bank of Houston or any of their respective subsidiaries, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability upon the consummation of the reorganization agreement or any other agreement contemplated thereby, or the transactions contemplated thereby;

•	the other party’s representations and warranties contained in the reorganization agreement being true and correct as of the date of the reorganization agreement and being true and correct in all material respects as of the date of the closing and receipt of a certificate signed by an appropriate representative of the other party to that effect;

•	the absence of a material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of either party or any event that could reasonably be expected to cause or result in a material adverse effect on either party;

•	the performance or compliance in all material respects by each party with its respective covenants and obligations required by the reorganization agreement to be performed or complied with before the closing of the merger and receipt of a certificate signed by an appropriate representative of the other party to that effect; and

•	receipt by each party of all documents required to be delivered by the other party on or before the closing date, all in form and substance reasonably satisfactory to the receiving party.

In addition to the conditions listed above, BOH Holdings’ obligations to complete the merger is subject to the satisfaction of the following conditions:

•	Independent’s delivery of the merger consideration to Wells Fargo Bank, N.A., as exchange agent;

•	the Independent shareholders shall have elected all of the BOH Holdings nominees to fill the three new director seats; and

•	the receipt by BOH Holdings of an opinion from Bracewell & Giuliani LLP to the effect that for federal income tax purposes (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and BOH Holdings will be a party to such reorganization within the meaning of Section 368(b) of the Code.

In addition to the conditions listed above, Independent’s obligation to complete the merger is subject to the satisfaction of the following conditions:

•	BOH Holdings’ tangible book value as of the closing date of the merger must not be less than $65 million as calculated pursuant to the reorganization agreement;

•	BOH Holdings’ allowance for loan and lease losses as of the closing date must be at least equal to $5.47 million;

•	all BOH Holdings employee plans must be terminated in accordance with their respective terms and all applicable laws and regulations and the affected participants must have been notified of such terminations;

•	each of the employment and change in control agreements between BOH Holdings and/or Bank of Houston and their respective officers specified in the reorganization agreement shall have been terminated, and each such officer shall have executed a termination and release with respect to their respective employment or change in control agreement;

•	receipt of the resignations of each of the directors of BOH Holdings and Bank of Houston, effective as of the closing date of the merger;

•	holders of no more than 5% of the capital stock of BOH Holdings shall have demanded or exercised their statutory dissenters’ rights under the TBOC;

•	BOH Holdings will have caused its subsidiaries, BOH Realty, LLC and General Asset Holdings, LLC, to have been liquidated and dissolved;

•	in the event that Independent has not requested that BOH Holdings redeem the BOH Holdings Series C preferred stock prior to the closing date of the merger, Independent and BOH Holdings will have taken all actions reasonably necessary to provide for, and shall have received all regulatory approvals required for the exchange of each share of the then outstanding BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury;

•	all material consents and approvals from all nongovernmental third parties which are required to be obtained under the terms of any contract, agreement or instrument to which BOH Holdings is a party shall have been obtained; and

•	the receipt by Independent of an opinion from Andrews Kurth LLP to the effect that (i) the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent and BOH Holdings will be a party to such reorganization within the meaning of Section 368(b) of the Code; and with respect to the bank merger, that (i) the bank merger will be treated as a reorganization within the meaning of Section 368(a) of the Code, and (ii) each of Independent Bank and Bank of Houston will be a party to such reorganization within the meaning of Section 368(b) of the Code.

Any condition to the completion of the merger, except the required shareholder and regulatory or governmental approvals, and the absence of an order or ruling prohibiting the merger, may be waived in writing by the party to the reorganization agreement entitled to the benefit of such condition.

Additional Agreements

In addition to the agreements described above, each party agreed in the reorganization agreement to take certain other actions, including but not limited to the following:

•	use commercially reasonable efforts to cause the consummation of the transactions contemplated by the reorganization agreement in accordance with its terms and conditions;

•	promptly notify the other party in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of litigation, against such party or affecting any of its properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a material adverse change to such party;

•	promptly notify the other party of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the best knowledge of such party, threatened against such party, or Bank of Houston in the case of BOH Holdings, or Independent Bank in the case of Independent, that (i) questions or would reasonably be expected to question the validity of the reorganization agreement or the agreements contemplated thereby, or any actions taken or to be taken by such party, or Bank of Houston in the case of BOH Holdings, or Independent Bank in the case of Independent, pursuant thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated by the reorganization agreement;

•	promptly notify the other party in writing if any change occurred or was threatened (or any development occurred or was threatened involving a prospective change) in the business, financial condition or operations of such party, or Bank of Houston in the case of BOH Holdings, that has resulted in or would reasonably be expected to result in a material adverse change;

•	that the confidential information provided by the other party would be used solely for the purpose of reviewing and evaluating the transactions contemplated by the reorganization agreement and any other agreement contemplated thereby, and that such confidential information would be kept confidential by such party;

•	that it would not make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of the reorganization agreement or the transactions contemplated thereby without the prior written consent of the other party; and

•	provide to the other party, at least three business days prior to the closing of the merger supplemental disclosure schedules pursuant to the reorganization agreement reflecting any material changes between the date of the reorganization agreement and the closing date.

BOH Holdings agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

•	use commercially reasonable efforts to obtain all consents and approvals from third parties required in connection with the consummation of the transactions contemplated by the reorganization agreement, and to cooperate in all commercially reasonable respects with Independent to obtain all such approvals and consents required of such other party;

•	to the extent permitted by law, use its commercially reasonable efforts to provide Independent all information concerning BOH Holdings that is required for inclusion in this joint proxy statement/prospectus, or any other application, filing, statement or document to be made or filed with any regulatory or governmental authority in connection with the merger and the other transactions contemplated by the reorganization agreement and to promptly inform Independent if BOH Holdings becomes aware that any information provided or cross referenced contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading and to take the necessary steps to correct such information;

•	promptly notify Independent in writing if it becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material information furnished to Independent by BOH Holdings or any representation or warranty made in or pursuant to the reorganization agreement or that results in BOH Holdings’ failure to comply with any covenant, condition or agreement contained in the reorganization agreement;

•	afford Independent’s officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives access during regular business hours to the books, contracts, commitments, personnel and records of BOH Holdings and Bank of Houston, and furnish such period such other information concerning BOH Holdings and Bank of Houston as Independent may reasonably request;

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give notice, and to cause Bank of Houston to give notice, to one designee of Independent of, and shall invite such designee to attend, all regular and special meetings of the BOH Holdings board of directors and the Bank of Houston board of directors and all regular and special meetings of any senior management committee (including the executive committee and the loan and discount committee of Bank of Houston) of BOH Holdings and Bank of Houston; except that such designee shall be required to excuse himself from such special meetings while the reorganization agreement or the transactions contemplated thereby or related thereto are being discussed;

•	cause Bank of Houston to terminate, subject to compliance with applicable law, all Bank of Houston employee benefit plans and to terminate and pay all amounts owed under any employment agreements;

•	terminate each of the employment and change in control agreements required to be so terminated under the provisions of the reorganization agreement and to obtain a release from each such employee subject thereto;

•	make available to Independent a list of the BOH Holdings’ shareholders and their addresses, a list showing all transfers of BOH Holdings’ stock and such other information as Independent may reasonably request regarding both the ownership and prior transfers of the BOH Holdings capital stock;

•	consistent with generally accepted accounting principles, to make such accounting entries as Independent may reasonably request in order to conform the accounting records of BOH Holdings to the accounting policies and practices of Independent;

•	purchase before closing of the merger an extended reporting period for three years under its existing directors and officers liability insurance policy for purposes of covering actions occurring prior to the effective time of the merger;

•	use its commercially reasonable efforts to obtain releases and support agreements signed by, and receipt of resignations from, each of the directors and executive officers of BOH Holdings and Bank of Houston releasing BOH Holdings and Bank of Houston and their respective successors from any and all claims of such directors and officers, subject to certain limited exceptions, agreeing to support, and not compete with, the business of Independent Bank and resigning from the board of BOH Holdings and Bank of Houston, as applicable; and

•	that Independent, at its sole cost and expense, shall have the right to the same extent that BOH Holdings has the right to, upon written notice to BOH Holdings, inspect any real property leased or owned by BOH Holdings or Bank of Houston, including conducting asbestos surveys and sampling, environmental assessments and investigations, and other environmental surveys and analysis, and to conduct further investigation if deemed desirable by Independent and upon reasonable written notice to BOH Holdings and subject to BOH Holdings’ right to place reasonable time and place restrictions on any such further investigation, and further subject to Independent’s obligation to make available to BOH Holdings the results and reports of any such investigation or survey.

Independent agreed in the reorganization agreement to take certain other actions, including, but not limited to the following:

•

prepare and file a registration statement with the SEC with respect to the shares of Independent common stock to be issued pursuant to the reorganization agreement, and use its reasonable best efforts to cause the registration statement to become and remain effective; Independent further agreed that none of the information supplied or to be supplied by it for inclusion in (i) the registration statement will, at the time the registration statement and any amendment or supplement thereto becomes effective, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading and (ii) the joint proxy statement/prospectus and any amendment or supplement thereto will, at the date(s) of mailing to BOH Holdings shareholders and at the time of the special meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and Independent will take the necessary steps to correct such information;

•	file all documents required to be filed to have the shares of the Independent common stock to be issued pursuant to the reorganization agreement included for listing on the NASDAQ Global Select Market and use its reasonable best efforts to effect said listing;

•	prepare all documentation, to effect all filings and to use its reasonable best efforts to obtain all permits, consents, approvals and authorizations of all third parties and federal or state bank regulatory or governmental authority necessary to consummate the merger and the transactions contemplated by the reorganization agreement;

•	cause the boards of directors of Independent and Independent Bank to be increased by three and the persons from the current board of directors of BOH Holdings who are identified by the Corporate Governance and Nominating Committee of Independent to be elected to such boards of directors. Independent must include the election of these director nominees as a proposal to be considered and acted upon at the Independent special meeting, specifically nominating one of each of the nominees to be elected as a Class I, Class II, and Class III director with terms ending in 2014, 2015 and 2016, respectively. Further, Independent agreed to include James D. Stein in Independent’s proxy statement for its 2014 annual meeting and recommend that Independent shareholders elect James D. Stein to the board of directors of Independent at the 2014 annual meeting of Independent shareholders. Notwithstanding the foregoing, Independent’s obligation to recommend any nominee is subject to his compliance with Independent’s or Independent Bank’s, as the case may be, governance and ethics policies in place from time to time, and that at least two of the BOH Holdings nominees qualify as an “independent” director as defined by applicable NASDAQ rules.

•	for a period of three years from the effective time of the merger to indemnify, defend and hold harmless each person entitled to indemnification from BOH Holdings and Bank of Houston against all liabilities arising out of actions or omissions occurring at or prior to the effective time of the merger;

•	to the extent permitted by applicable law, upon reasonable notice from BOH Holdings, afford and cause each of its subsidiaries to afford BOH Holdings’ employees and officers and authorized representatives reasonable access to the properties, books and records of Independent and its subsidiaries during normal business hours and furnish BOH Holdings with such additional financial and operating data and other information as to the business and properties of Independent as BOH Holdings may reasonably request from time to time;

•	for a period of two years after the effective time of the merger (or such shorter period of time as may be applicable for “affiliates” of BOH Holdings to sell shares of Independent common stock in accordance with Rule 145 of the Securities Act), to use its commercially reasonable efforts to file in a timely manner all reports with the Securities and Exchange Commission, or SEC, required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than current reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation T; and

•	promptly following the closing date, to cause Independent Bank to establish and maintain for not less than two years following the closing date a nonvoting Houston market region advisory board consisting of up to twelve Bank of Houston customers, former Bank of Houston directors and other Houston area leaders. The members of the advisory board will be identified by the Chairman and Chief Executive Officer of Independent and James D. Stein.

Representations and Warranties of BOH Holdings and Independent

In the reorganization agreement, BOH Holdings has made representations and warranties to Independent, and Independent has made representations and warranties to BOH Holdings. The more significant of these relate to (among other things):

•	corporate organization and existence;

•	authority and power to execute the reorganization agreement and the bank merger agreement and to complete the transactions contemplated by the reorganization agreement and the bank merger agreement;

•	the absence of conflicts between the execution of the reorganization agreement and completion of the transactions contemplated by the reorganization agreement and the parties’ charter documents, applicable law and certain other agreements;

•	capitalization;

•	compliance with applicable laws and regulatory filings, including tax filings;

•	the accuracy of their financial statements and reports;

•	pending or threatened litigation and other proceedings;

•	the absence of certain changes and events; and

•	the absence of undisclosed liabilities.

BOH Holdings also has made additional representations and warranties to Independent with respect to (among other things):

•	its investments;

•	its loan portfolio and reserve for loan losses;

•	the existence of indebtedness, certain loan agreements and related matters;

•	title and conditions of personal property assets;

•	its compliance with regulatory and environmental laws;

•	its compliance with tax laws, payment of taxes and filing of tax returns;

•	the existence of certain contracts and commitments and contractual relationships;

•	actions taken by regulatory authorities and its ability to receive required regulatory approval;

•	its insurance coverage and fidelity bonds;

•	its employment relations;

•	its employees, compensation and benefits plans;

•	its deferred compensation and salary continuation arrangements, including no excess parachute payments;

•	its related person transactions;

•	its absence of certain business practices;

•	the absence of guarantees;

•	its data processing agreements;

•	its deposit accounts;

•	its loan practices and compliance with financial institution laws, rules and regulations;

•	its ownership and use of intellectual property rights;

•	completeness of its books and records;

•	its compliance with zoning and related laws;

•	dissenting shareholders;

•	business combination restrictions;

•	its receipt of a fairness opinion;

•	its performance of its fiduciary responsibilities as trustee, custodian, guardian or escrow agent; and

•	its compliance with its obligations to make dividend payments.

Independent has also made additional representations and warranties to BOH Holdings with respect to (among other things):

•	the authority and power of Independent Bank to carry on its current business, control the properties that it currently controls and its lack of equity interest in any other entity except as acquired through the business carried on by Independent Bank;

•	its Community Reinvestment Act rating of “satisfactory,” lack of awareness of any reason that would reasonably result in a regulatory agreement with respect to Independent or Independent Bank, and the accuracy and completeness of the copies of the call reports furnished to BOH Holdings;

•	its independent public accounting firm’s view on its financial statements and accounting procedures;

•	the timeliness and completeness of its tax filings;

•	the establishment and maintenance of internal control over financial reporting and disclosure controls and procedures;

•	its sufficient cash on hand or credit at the closing to pay the aggregate merger consideration under the reorganization agreement;

•	the absence of certain brokerage fees and commissions;

•	the accuracy and completeness of the listed representations and warranties; and

•	its compliance with its SEC reporting obligations and the accuracy of such reports.

For detailed information concerning these representations and warranties, reference is made to the reorganization agreement included as Appendix A to this joint proxy statement/prospectus.

The reorganization agreement contains representations and warranties that BOH Holdings and Independent made to and solely for the benefit of each other. These representations and warranties are subject to materiality standards, which may differ from what may be viewed as material by investors and shareholders, and, in certain cases, were used for the purpose of allocating risk among the parties rather than establishing matters as facts. The assertions embodied in those representations and warranties also are qualified by information in confidential disclosure schedules that the parties have exchanged in connection with signing the reorganization agreement. Although neither BOH Holdings nor Independent believes that the disclosure schedules contain information that the federal securities laws require to be publicly disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached reorganization agreement.

Accordingly, you should not rely on the representations and warranties as characterizations of the actual state of facts, since they were only made as of the date of the reorganization agreement and are modified in important part by the underlying disclosure schedules. Moreover, information concerning the subject matter of the representations and warranties may have changed since the date of the reorganization agreement, which subsequent information may or may not be fully reflected in this joint proxy statement/prospectus or in Independent’s public disclosures.

Amendment or Waiver of the Reorganization Agreement

No termination, cancellation, modification, amendment, deletion, addition or other change in the reorganization agreement, or any provision thereof, or waiver of any right or remedy therein provided, is effective for any purpose unless specifically set forth in a writing signed by the party or parties to be bound thereby. The waiver of any right or remedy in respect to any occurrence or event on one occasion is not deemed a waiver of such right or remedy in respect to such occurrence or event on any other occasion.

Termination of the Reorganization Agreement

Independent and BOH Holdings can mutually agree at any time to terminate the reorganization agreement without completing the merger. In addition, either Independent or BOH Holdings may decide, without the consent of the other, to terminate the reorganization agreement if:

•	the conditions to such party’s obligations to close have not been satisfied on or before June 30, 2014, subject to a 30-day extension for the receipt of regulatory approvals, provided that the terminating party is not in breach of the reorganization agreement;

•	the required regulatory approvals have not been obtained; or

•	if the merger is not approved by the shareholders of Independent and BOH Holdings at their special meetings or the adjournment thereof.

BOH Holdings may terminate the reorganization agreement, without the consent of Independent, if:

•	Independent breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from BOH Holdings;

•	at any time prior to the closing date in order to enter concurrently with such termination into an acquisition agreement or similar agreement with respect to a superior proposal, that has been received and considered by BOH Holdings and the BOH Holdings board in accordance with all of the requirements of the reorganization agreement; or

•	there has been any material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of Independent.

In addition, Independent may terminate the reorganization agreement, without the consent of BOH Holdings, if:

•	BOH Holdings breaches or fails to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the reorganization agreement or any other agreement contemplated by the reorganization agreement, and such failure has not been cured within a period of 30 calendar days after written notice from Independent;

•	the BOH Holdings board has (i) recommended to the holders of BOH Holdings common stock or BOH Holdings Series D preferred stock that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding BOH Holdings common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the BOH Holdings shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that BOH Holdings intends to accept a superior proposal;

•	any of the following have occurred with respect to environmental matters regarding BOH Holdings: (i) the factual substance of any representations and warranties of BOH Holdings in the reorganization agreement is not materially true and accurate, (ii) the results of any environmental inspection or other environmental survey by Independent are disapproved by Independent because such inspection or survey identifies a material or potential material violation of applicable environmental laws, (iii) BOH Holdings refuses to allow such inspection or survey in a manner that Independent reasonably considers necessary, (iv) such inspection or survey identifies an event, condition or circumstance that would or potentially could reasonably be expected to require a material remedial or cleanup action or result in a material adverse change in the assets, properties, business or financial condition of BOH Holdings, (v) such inspection or survey reveals the presence of any underground or above ground storage tank in, on or under any real property owned or leased by BOH Holdings or Bank of Houston that is not shown to be in material compliance with all applicable environmental laws, or that has had a release of petroleum or some other hazardous material that has not been cleaned up to the satisfaction of the relevant governmental authority or any other party with a right to compel such cleanup or (vi) such inspection or survey identifies the presence of any asbestos-containing material in, on or under any real property owned or leased by BOH Holdings or Bank of Houston, the removal of which could reasonably be expected to result in a material adverse change in the assets, properties, business or financial condition of BOH Holdings, subject, in the case of each of the foregoing, to notice and the right of BOH Holdings to satisfactorily correct any such matter; or

•	there has been any material adverse change, since September 30, 2013, in the assets, properties, business or financial condition of BOH Holdings or Bank of Houston.

Termination Fee and Expense Reimbursements

To compensate Independent for entering into the reorganization agreement, taking actions to consummate the transactions contemplated by the reorganization agreement and incurring the related costs and expenses and other losses and expense, including foregoing the pursuit of other opportunities, the reorganization agreement provides that BOH Holdings has agreed to pay to Independent a termination fee of $5 million, which shall be Independent’s sole remedy, if the reorganization agreement is terminated:

•	by BOH Holdings because it receives an alternative acquisition proposal and, under certain terms and conditions, determines that it is a superior proposal to that of the reorganization agreement,

taking into account any adjustment made by Independent to the merger consideration, provided that Independent is not in material breach of the reorganization agreement;

•	by either Independent or BOH Holdings if the Independent or BOH Holdings shareholders do not approve the reorganization agreement and the merger by the requisite vote at their respective special meetings or any adjournment thereof and either (i) at the time of such disapproval, there exists an acquisition proposal with respect to BOH Holdings other than that of Independent that has not been withdrawn prior to the special meeting or (ii) within 12 months of the termination of the reorganization agreement, BOH Holdings enters into a definitive agreement with any third party with respect to any acquisition proposal; or

•	by Independent if the BOH Holdings board has (i) recommended to the BOH Holdings shareholders that they tender their shares in a tender or exchange offer commenced by an unaffiliated third party for more than 15% of the outstanding BOH Holdings common stock, (ii) effected a change in the board’s recommendation with respect to the merger or recommended to the BOH Holdings shareholders acceptance or approval of any alternative acquisition proposal or (iii) notified Independent in writing that BOH Holdings intends to accept a superior proposal.

Except with respect to termination fees and expenses, as discussed above, in the event of the termination of the reorganization agreement without breach by any party, the reorganization agreement will be void and have no effect, without liability on the part of any party or the directors, officers or shareholders of any party, except as specifically contemplated in the reorganization agreement.

Financial Interests of Directors and Officers of BOH Holdings in the Merger

In considering the recommendation of the board of directors of BOH Holdings to vote for the proposal to approve the reorganization agreement, BOH Holdings shareholders should be aware that certain directors and officers of BOH Holdings have interests in the merger that are in addition to, or different from, their interests as shareholders of BOH Holdings. The board of BOH Holdings was aware of these interests and considered them in approving the reorganization agreement. These interests include:

•	Employment Agreements with Independent Bank. Independent and Independent Bank have entered into employment agreements with each of Messrs. Patrick Blossom, Eric Corley, John A. Gonzales, Gregory J. Guarino, Garrett Hagendorf, Barry Hawk, Clay H. Hoster, Andrew J. Novarini, Theodore W. Nowak, James D. Stein, Mark A. Turzillo and Dennis R. Watson, to be effective, if at all, upon completion of the merger, that include noncompetition and nonsolicitation obligations to Independent Bank and pursuant to which the executive officer is entitled to receive a salary, a one-time bonus upon completion of the merger, annual bonus, restricted shares of Independent common stock and certain additional incentives from Independent and Independent Bank. For a discussion of the employment agreement with James D. Stein, see “Certain Relationships and Related Person Transactions – Employment Agreement.”

•	Support Agreements. Independent has entered into separate support agreements with each of the directors of BOH Holdings and Bank of Houston, specifically, Messrs. Conover H. Able, W. Donald Brunson, John T. Culp, Clay H. Hoster, James R. Hunt, Umesh Jain, J. Webb Jennings III, Donald L. Poarch, Myles G. Sherman, Robert J. Signorelli, Dan Silvestri and James D. Stein, to be effective, if at all, upon completion of the merger, which provide, among other things, that such director agrees to support and not to harm Bank of Houston’s goodwill and its customer and client relationships, as well as limited noncompetition and nonsolicitation obligations following the closing date.

•	Indemnification. The directors and officers of BOH Holdings will receive indemnification from Independent for a period of three years after completion of the merger to the same extent and subject to the conditions set forth in the certificate of formation and bylaws of BOH Holdings and continued director and officer liability coverage for a period of three years after completion of the merger. Any amounts paid by Bank of Houston to purchase continued director and officer liability coverage will reduce BOH Holdings’ tangible book value for purposes of calculating the merger consideration payable to BOH Holdings shareholders. See “—Potential Downward Adjustment to the Amount of Cash Consideration Received in the Merger.”

•	Change in Control Payments. Each of Messrs. Donald Brunson, John A. Gonzales, Gregory J. Guarino, Barry Hawk, Randy Masters, John McWhorter, James D. Stein, Tim White, Andrew J. Novarini, Eric Corley, Tim Baker, Theodore W. Nowak, Clay H. Hoster, Larry Massey, Mark A. Turzillo, and Dennis R. Watson are executive officers of BOH Holdings and/or Bank of Houston and have entered into employment and/or change in control agreements. Certain of these agreements provide, among other things, for change in control payments to be made in connection with the completion of the merger or in some circumstances, if within a specified period following the merger, such executive is terminated by Independent and/or Independent Bank. The reorganization agreement provides that it is a condition to the closing of the merger that these agreements be terminated. Any amounts paid in connection with the termination of these agreements will reduce the tangible book value of BOH Holdings.

Certain Compensation Related to the Transactions

The following table sets forth information regarding the compensation for BOH Holdings’ named executive officers (as identified in accordance with SEC regulations) based on the proposed transactions, assuming that the proposed transactions were completed on June 30, 2014 and each of the named executive officers are terminated without cause on the same day, or on the next business day following the completion of the merger, as applicable.

Golden Parachute Compensation—BOH Holdings

Name	Cash(1)	Equity(2)	Pension/ NQ DC	Perquisites/ Benefits	Tax Reimbursement	Other Compensation(3)		Total
James D. Stein	$1,650,000(4)	—	—	—	—	$2,000,000	(7)	$3,650,000
R. John McWhorter	725,000(5)	$154,595	—	—	—	—		879,595
Barry Hawk	547,000(6)	268,597	—	—	—	150,000	(8)	965,597

(1)	With respect to Messrs. Stein and McWhorter, the amount represents a “single-trigger” lump-sum cash payment, which must be paid to the executive as soon as administratively possible following a change in control of BOH Holdings, but in no event, later than March 15 of the calendar year in which the change in control occurs, calculated in accordance with such executive’s employment agreement. With respect to Mr. Hawk, the amount represents a “double-trigger” lump-sum cash payment, payable to the executive if, at any time following a change in control, but on or before December 31, 2014, his employment is terminated.
(2)	Amount reflects the aggregate dollar value of the outstanding options to purchase shares of BOH Holdings common stock granted pursuant to the Amended and Restated 2008 BOHI Equity Incentive Plan, of which, any unvested amounts will automatically vest upon approval of the reorganization agreement at the BOH Holdings special meeting. Approval of the reorganization agreement would result in accelerated vesting of an option to purchase 10,735 shares of BOH common stock (at an exercise price of $10.82) in the case of Mr. McWhorter and 18,198 shares of BOH common stock (comprised of 8,799 shares at an exercise price of $10.82, 4,399 shares at an exercise price of $8.40, and 5,000 shares at an exercise price of $11.64) in the case of Mr. Hawk. The aggregate dollar value of such options represents the product of (i) the number of unvested options that vest on an accelerated basis multiplied by (ii) the difference between (A) the pro forma average closing price per share of BOH Holdings common stock for the first five business days following the public announcement of the reorganization agreement on November 21, 2013, or $ 25.22, and (ii) the exercise price of such options.
(3)	Amounts reflect a one-time completion bonus to be paid by Independent to the named executive officer at the effective time of the merger, in accordance with and subject to the terms of the named executives’ employment agreement with Independent and Independent Bank.
(4)	Mr. Stein’s employment agreement with BOH Holdings provides for a payment upon a change in control equal to the sum of (i) three times the highest annual base salary earned by him at any time during the past three years immediately preceding the change in control and (ii) an amount equal to three times the highest annual bonus earned by him for the past three years immediately preceding the change in control.
(5)	Mr. McWhorter’s employment agreement with BOH Holdings provides for a payment upon a change in control equal to the sum of (i) 2.5 times the highest annual base salary earned by him at any time during the past three years immediately preceding the change in control and (ii) an amount equal to 2.5 times the highest annual bonus earned by him for the past three years immediately preceding the change in control.
(6)	Under the terms of Mr. Hawk’s employment agreement with BOH Holdings, after a change in control and upon a qualifying termination event, he is entitled to the lesser of (i) a lump sum amount equal to the sum of (A) two times his annual base salary and (B) two times his average annual bonus for the three years preceding the change in control and subsequent termination, or (ii) 2.99 times his “Base Amount” as such term is defined under Section 280G(b)(3) of the Code. The amount was calculated based on his salary and projected 2013 bonus amount.
(7)

With respect to Mr. Stein, the completion bonus is due upon the completion date, or a date not later than 90 days following the effective time of the merger, and is subject to claw back if Mr. Stein’s employment with Independent is terminated by Independent for cause or by Mr. Stein for other than good reason at any time within two years following the effective time of the merger. The above calculation assumes that the completion date (as used in Mr. Stein’s employment agreement) occurs contemporaneously with the effective time of the merger. In addition, under the terms of Mr. Stein’s employment agreement, at the effective time, Independent will grant Mr. Stein 60,000 shares of restricted stock under Independent’s 2013 Equity Incentive Plan which vest in equal amounts over a five-year period beginning on the first anniversary of the effective time of the merger. Mr. Stein’s employment agreement with Independent following the merger is described more fully under the section captioned “Certain Relationships–Other Transactions –Employment Agreement.”
(8)	This amount represents only the one-time completion bonus Independent will pay to Mr. Hawk at the effective time of the merger. Under the terms of Mr. Hawk’s employment agreement, Independent will also grant Mr. Hawk 10,000 shares of restricted stock under Independent’s 2013 Equity Incentive Plan, which vest in equal amounts over a five-year period, beginning on the first anniversary of the effective time of the merger. Also under the terms of his employment agreement, Mr. Hawk will receive, among other things, an annual salary, annual incentive bonus and be entitled to participate in Independent’s 401(k) plan.

The tabular disclosure set forth above (i) assumes that each of the listed BOH Holdings named executive officers is terminated without cause or resigns for good reason in connection with the proposed transactions under circumstances that entitle such individual to severance payments and benefits under his employment or change in control agreement (as the case may be) as of June 30, 2014 (the latest practicable date, determined pursuant to Item 402(t) of Regulation S-K) and (ii) becomes entitled to accelerated vesting and/or payment in respect of all unvested equity-based awards held by such named executive officer on such date, based on a price of $25.22 per share with respect to BOH Holdings common stock (equivalent pro forma value of a share of BOH Holdings common stock, based on the average closing price of Independent common stock on the NASDAQ Global Market for the five business days following the announcement of the merger on November 21, 2013, or $46.13, pursuant to Item 402(t) of Regulation S-K). Upon the assumed termination, Independent or BOH Holdings, as the case may be, would make payments in the tabular disclosure set forth above in a lump-sum to the named executive officer. Any such payment is conditional upon the named executive officer signing an agreement that will include non-competition and non-solicitation provisions.

Voting Agreement

The directors and certain officers of BOH Holdings have entered into an agreement to vote the shares of BOH Holdings common stock and BOH Holdings Series D preferred stock that they control in favor of approval of the reorganization agreement and the merger and in the manner most favorable to the consummation of the merger and the transactions contemplated by the reorganization agreement; provided, however, that the BOH Holdings shareholders who entered into the voting agreement would be permitted to vote to accept a superior proposal, if any, under the terms of the reorganization agreement, referred to in this joint proxy statement/prospectus as the voting agreement. As of the BOH Holdings record date,              shares of BOH Holdings common stock, or approximately     % of the outstanding shares of the BOH Holdings common stock, and              shares of BOH Holdings Series D preferred stock, or approximately     % of the outstanding shares of BOH Holdings Series D preferred stock, in each case, entitled to vote at the special meeting, were bound by the voting agreement.

NASDAQ Global Select Market Listing

Independent has agreed to file all documents required to be filed to have the shares of Independent common stock to be issued pursuant to the reorganization agreement approved for listing on the NASDAQ Global Select Market and to use its reasonable best efforts to effect such listing. The obligations of the parties to complete the merger are subject to such shares having been authorized for listing on the NASDAQ Global Select Market.

Material U.S. Federal Income Tax Consequences of the Merger

For ease of reference, the merger of BOH Holdings with and into Independent is referred to in this joint proxy statement/prospectus as the “merger.”

The following discussion addresses the material U.S. federal income tax consequences of the merger to U.S. holders (as defined below) of BOH Holdings common stock. The discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the “Code,” Treasury regulations, administrative rulings and judicial decisions, all as currently in effect and all of which are subject to change (possibly with retroactive effect) and to differing interpretations, and is the opinion of Andrews Kurth LLP and Bracewell & Giuliani LLP insofar as it sets forth specific legal conclusions under U.S. federal income tax law. The opinion of counsel is included as an exhibit to the registration statement of which this joint proxy statement/prospectus forms a part.

This discussion applies only to U.S. holders (as defined below) that hold their BOH Holdings common stock as a capital asset within the meaning of Section 1221 of the Code, each of which we refer to in this document as a “holder.” Further, this discussion does not address all aspects of U.S. federal taxation that may be relevant to a particular stockholder in light of its personal circumstances or to stockholders subject to special treatment under U.S. federal income tax laws, including:

•	banks or trusts,

•	tax-exempt organizations,

•	insurance companies,

•	dealers in securities or foreign currency,

•	traders in securities who elect to apply a mark-to-market method of accounting,

•	pass-through entities and investors in such entities,

•	foreign persons,

•	U.S. expatriates,

•	regulated investment companies and real estate investment trusts,

•	broker-dealers,

•	holders liable for the alternative minimum tax,

•	holders that have a functional currency other than the U.S. dollar,

•	holders who received their BOH Holdings common stock through the exercise of employee stock options, through a tax-qualified retirement plan or otherwise as compensation (including holders of BOH Holdings common stock who received their BOH Holdings common stock as a result of the conversion of the shares of BOH Holdings Series D preferred stock into shares of BOH Holdings common stock immediately prior to the completion of the merger), and

•	holders who hold BOH Holdings common stock as part of a hedge, straddle, constructive sale, conversion transaction or other integrated investment.

In addition, the discussion does not address any alternative minimum tax or any state, local or foreign tax consequences of the merger, nor does it address any tax consequences arising under the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of BOH Holdings common stock who is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any of its political subdivisions; (iii) an estate that is subject to U.S. federal income tax on its income regardless of its source; or (iv) a trust (A) if a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust or (B) that was in existence on August 29, 1996 and has made a valid election to be treated as a United States person for U.S. federal income tax purposes.

This discussion does not address the tax treatment of partnerships (or entities or arrangements that are treated as partnerships for U.S. federal income tax purposes) or persons that hold their BOH Holdings common stock through partnerships or other pass-through entities for U.S. federal income tax purposes. If a partnership, including any entity or arrangement treated as a partnership for U.S. federal income tax purposes, holds shares of BOH Holdings common stock, the U.S. federal income tax treatment of a partner in such partnership will depend upon the status of the partner and the activities of the partnership. We urge such partners and partnerships to consult their own tax advisors regarding the particular tax consequences of the merger to them.

We urge each holder of BOH Holdings common stock to consult its tax advisor with respect to the particular tax consequences of the merger to such holder.

Tax Opinions

The obligations of the parties to complete the merger are conditioned on, among other things, the receipt by Independent and BOH Holdings of opinions from Andrews Kurth LLP and Bracewell & Giuliani LLP, respectively, each dated the closing date of the merger, that for U.S. federal income tax purposes the merger will be treated as a reorganization within the meaning of Section 368(a) of the Code. The conditions relating to receipt of the opinions may be waived by both Independent and BOH Holdings. Neither Independent nor BOH Holdings currently intends to waive the conditions related to the receipt of the opinions. However, if these conditions were waived, BOH Holdings would re-solicit the approval of its shareholders prior to completing the merger. In addition, the obligation of each of Andrews Kurth LLP and Bracewell & Giuliani LLP to deliver such opinions is conditioned on the merger’s satisfying the continuity of proprietary interest requirement. That requirement generally will be satisfied if the aggregate value of the Independent stock constitutes at least 42% of the aggregate value of the aggregate merger consideration at the time the merger becomes effective. The opinions will be based on certain facts, representations, covenants and assumptions, including representations of Independent and BOH Holdings.

If any of the representations or assumptions upon which such opinions are based are inconsistent with the actual facts, the U.S. federal income tax consequences of the merger could be adversely affected. These opinions are not binding on the Internal Revenue Service or the courts, and neither Independent nor BOH Holdings intends to request a ruling from the Internal Revenue Service regarding the U.S. federal income tax consequences of the merger. Therefore, while the merger is conditioned upon the delivery by tax counsel to each of Independent and BOH Holdings of its opinion that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code, no assurance can be given that the Internal Revenue Service will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

U.S. Federal Income Tax Consequences of the Merger Generally

The following discussion regarding the U.S. federal income tax consequences of the merger assumes that the merger will be consummated as described in the reorganization agreement and this joint proxy statement/prospectus and Independent and BOH Holdings will not waive the opinion condition described above in “—Tax Opinions.” The merger will be treated for U.S. federal income tax purposes as a reorganization qualifying under the provisions of Section 368(a) of the Code. If the merger is treated as a reorganization within the meaning of Section 368(a) of the Code, the merger will have the following U.S. federal income tax consequences.

If, pursuant to the merger, a holder exchanges all of the shares of BOH Holdings common stock actually owned by it for a combination of Independent common stock and cash, the holder will recognize gain (but not loss) equal to the lesser of cash received (excluding any cash received in lieu of a fractional share of Independent common stock) or gain realized in the merger. The amount of gain realized will equal the amount by which the cash plus the fair market value, at the effective time of the merger, of the Independent common stock exceeds the adjusted tax basis in the BOH Holdings common stock to be surrendered in exchange therefor. For this purpose, gain or loss must be calculated separately for each identifiable block of shares surrendered in the exchange, and a loss realized on one block of shares may not be used to offset a gain realized on another block of shares. We urge holders to consult their tax advisors regarding the manner in which cash and Independent common stock should be allocated among different blocks of BOH Holdings common stock. Any recognized gain generally will be long-term capital gain if the holder’s holding period with respect to the BOH Holdings common stock surrendered is more than one year at the effective time of the merger. If, however, the cash received has the effect of the distribution of a dividend, the gain will be treated as a dividend to the extent of the holder’s ratable share of accumulated earnings and profits of BOH Holdings as calculated for U.S. federal income tax purposes. See “—Possible Treatment of Cash as a Dividend” below.

The aggregate adjusted tax basis of Independent common stock received (including fractional shares deemed received and redeemed as described below) by a holder that exchanges its shares of BOH Holdings common stock for a combination of Independent common stock and cash pursuant to the merger will be equal to the aggregate adjusted tax basis of the shares of BOH Holdings common stock surrendered for Independent common stock and cash, reduced by the amount of cash received by the holder pursuant to the merger (excluding any cash received instead of a fractional share of Independent common stock) and increased by the amount of gain (including any portion of the gain that is treated as a dividend as described below but excluding any gain or loss resulting from the deemed receipt and redemption of fractional shares described below), if any, recognized by the holder on the exchange. The holding period of the Independent common stock (including fractional shares deemed received and redeemed as described below) will include the holding period of the shares of BOH Holdings common stock surrendered.

Possible Treatment of Cash as a Dividend

Any gain recognized by a holder may be treated as a dividend for U.S. federal income tax purposes to the extent of the holder’s ratable share of BOH Holdings’ accumulated “earnings and profits.” In general, the determination of whether the gain recognized in the exchange will be treated as capital gain or has the effect of a distribution of a dividend depends upon whether and to what extent the exchange reduces the holder’s deemed percentage stock ownership of Independent. For purposes of this determination, the holder is treated as if it first exchanged all of its shares of BOH Holdings common stock solely for Independent common stock and then Independent immediately redeemed, which we refer to as the “deemed redemption,” a portion of the Independent common stock in exchange for the cash the holder actually received. The gain recognized in the deemed redemption will be treated as capital gain if the deemed redemption is (1) “substantially disproportionate” with respect to the holder or (2) “not essentially equivalent to a dividend.”

The deemed redemption will generally be “substantially disproportionate” with respect to a holder if the percentage described in (2) below is less than 80% of the percentage described in (1) below. Whether the deemed redemption is “not essentially equivalent to a dividend” with respect to a holder will depend upon the holder’s particular circumstances. At a minimum, however, in order for the deemed redemption to be “not essentially equivalent to a dividend,” the deemed redemption must result in a “meaningful reduction” in the holder’s deemed percentage stock ownership of Independent. That determination requires a comparison of (1) the percentage of the outstanding stock of Independent that the holder is deemed actually and constructively to have owned immediately before the deemed redemption and (2) the percentage of the outstanding stock of Independent that is actually and constructively owned by the holder immediately after the deemed redemption. In applying the above tests, a holder may, under the constructive ownership rules, be deemed to own stock that is owned by other persons or stock underlying a holder’s option to purchase in addition to the stock actually owned by the holder.

The Internal Revenue Service has ruled that a stockholder in a publicly held corporation whose relative stock interest is minimal (e.g., less than 1%) and who exercises no control with respect to corporate affairs is generally considered to have a “meaningful reduction” if that stockholder has a relatively minor (e.g., approximately 3%) reduction in its percentage stock ownership under the above analysis. Accordingly, the gain recognized in the exchange by such a stockholder would be treated as capital gain.

These rules are complex and dependent upon the specific factual circumstances particular to each holder. Consequently, we urge each holder that may be subject to these rules to consult its tax advisor as to the application of these rules to the particular facts relevant to such holder.

Cash Received Instead of a Fractional Share

A holder who receives cash instead of a fractional share of Independent common stock will be treated as having received such fractional share and then as having received such cash in redemption of the fractional share. Gain or loss generally will be recognized based on the difference between the amount of cash received instead of the fractional share and the portion of the holder’s aggregate adjusted tax basis of the shares of BOH Holdings common stock surrendered which is allocable to the fractional share. Such gain or loss generally will be long-

term capital gain or loss if the holding period for such shares of BOH Holdings common stock is more than one year at the effective time of the merger. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Dissenters

Upon the proper exercise of dissenters’ rights, a holder will exchange all of the shares of BOH Holdings common stock actually owned by that holder solely for cash and that holder will recognize gain or loss equal to the difference between the amount of cash received and its adjusted tax basis in the shares of BOH Holdings common stock surrendered, which gain or loss will be long-term capital gain or loss if the holder’s holding period with respect to the BOH Holdings common stock surrendered is more than one year. Long-term capital gains of noncorporate taxpayers are subject to reduced rates of taxation. The deductibility of capital losses is subject to limitations. Although the law is unclear, if the holder constructively owns shares of BOH Holdings common stock that are exchanged for shares of Independent common stock in the merger or otherwise owns shares of Independent common stock actually or constructively after the merger, the consequences to that holder may be similar to the consequences described below under the heading “—U.S. Federal Income Tax Consequences of the Merger Generally,” except that the amount of consideration, if any, treated as a dividend may not be limited to the amount of that holder’s gain.

Certain Tax Reporting Rules

Under applicable Treasury regulations, “significant holders” of BOH Holdings stock will be required to comply with certain reporting requirements. A BOH Holdings stockholder should be viewed as a “significant holder” if, immediately before the merger, such holder held 5% or more, by vote or value, of the total outstanding BOH Holdings common stock. Significant holders generally will be required to file a statement with the holder’s U.S. federal income tax return for the taxable year that includes the consummation of the merger. That statement must set forth the holder’s adjusted tax basis in, and the fair market value of, the shares of BOH Holdings common stock surrendered pursuant to the merger (both as determined immediately before the surrender of shares), the date of the merger, and the name and employer identification number of Independent and BOH Holdings, and the holder will be required to retain permanent records of these facts. We urge each holder of BOH Holdings common stock to consult its tax advisor as to whether such holder may be treated as a “significant holder.”

Information Reporting and Backup Withholding

Payments of cash pursuant to the merger may, under certain circumstances, be subject to information reporting and backup withholding unless the recipient provides proof of an applicable exemption or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld under the backup withholding rules are not an additional tax and will be allowed as a refund or credit against such holder’s U.S. federal income tax liability, provided the required information is timely furnished to the Internal Revenue Service.

This discussion of certain material U.S. federal income tax consequences is for general information only and is not tax advice. We urge holders of BOH Holdings common stock to consult their tax advisors with respect to the application of U.S. federal income tax laws to their particular situations as well as any tax consequences arising under the U.S. federal estate or gift tax rules, or under the laws of any state, local, foreign or other taxing jurisdiction or under any applicable tax treaty.

Accounting Treatment

The merger will be accounted for under the acquisition method of accounting under accounting principles generally accepted in the United States of America. Under this method, BOH Holdings’ assets and liabilities as of the date of the merger will be recorded at their respective fair values. Any difference between the purchase price for BOH Holdings and the fair value of the identifiable net assets acquired (including core deposit intangibles) will be recorded as goodwill. In accordance with ASC Topic 805, Business Combinations, the goodwill resulting from the merger will not be amortized to expense, but instead will be reviewed for impairment at least annually and to the extent goodwill is impaired, its carrying value will be written down to its implied fair value and a charge will be made to earnings. Core deposit and other intangibles with definite useful lives recorded by Independent in connection with the merger will be amortized to expense in accordance with such rules. The consolidated financial statements of Independent issued after the merger will reflect the results attributable to the acquired operations of BOH Holdings beginning on the date of completion of the merger.

Restrictions on Resales of Independent Common Stock Received in the Merger

The shares of Independent common stock issued in the merger will not be subject to any restrictions on transfer arising under the Securities Act of 1933, as amended, except for shares of Independent common stock issued to any BOH Holdings shareholder who may be deemed to be an “affiliate” of Independent after completion of the merger. “Affiliates” generally are defined as persons or entities who control, are controlled by or are under common control with Independent at or after the effective time of the merger and generally include executive officers, directors and beneficial owners of 10% or more of the common stock of Independent. Former BOH Holdings shareholders who are not affiliates of Independent after the completion of the merger may sell their shares of Independent common stock received in the merger at any time.

Former BOH Holdings shareholders who become affiliates of Independent after completion of the merger will be subject to the volume and sale limitations of Rule 144 under the Securities Act of 1933, as amended, until they are no longer affiliates of Independent. This joint proxy statement/prospectus does not cover resales of Independent common stock received by any person upon completion of the merger, and no person is authorized to make any use of or rely on this joint proxy statement/prospectus in connection with or to effect any resale of Independent shares.

Regulatory Approvals Required for the Merger

The acquisition of BOH Holdings by Independent requires the approval of the Federal Reserve. The bank merger requires the approval of the FDIC and the TDB. Independent filed an application with the Federal Reserve, and Independent Bank, BOH Holdings and Bank of Houston filed applications with the FDIC and TDB for applicable regulatory approval on January 6, 2014.

Independent expects to receive all necessary regulatory approvals. You should note that the approval of any notice or application merely implies satisfaction of regulatory criteria for approval, and does not include review of the merger from the standpoint of the adequacy of the consideration to be received by, or fairness to, shareholders. Regulatory approval does not constitute an endorsement or recommendation of the proposed merger.

Independent cannot assure you as to whether or when the requisite regulatory approvals will be obtained, and, if obtained, Independent cannot assure you as to the date of receipt of any of these approvals, the terms thereof or the absence of any litigation challenging them. Independent and BOH Holdings are not aware of any other material governmental approvals or actions that are required prior to the parties’ completion of the merger.

Dissenters’ Rights of BOH Holdings Shareholders

General. If you hold one or more shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, you are entitled to dissenters’ rights under Texas law and have the right to dissent from the merger and have the appraised fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, as of the date immediately prior to the effective date of the merger paid to you in cash. The appraised fair value may be more or less than the value of the shares of Independent common stock and cash being paid in the merger in exchange for shares of BOH Holdings common stock and BOH Holdings Series D preferred stock. If you are contemplating exercising your right to dissent, we urge you to read carefully the provisions of Chapter 10, Subchapter H of the Texas Business Organizations Code, or TBOC, which are attached to this joint proxy statement/prospectus as Appendix C and which qualify in all respects the following discussion of those provisions, and consult with your legal counsel before electing or attempting to exercise these rights. The following discussion describes the steps you must take if you want to exercise your right to dissent. You should read this summary and the full text of the law carefully. In this description of the dissenters’ rights of the BOH Holdings shareholders, references to the “merger” are to the merger of BOH Holdings and Independent.

How to Exercise and Perfect Your Right to Dissent. To be eligible to exercise your right to dissent to the merger:

•	you must, prior to the BOH Holdings special meeting, provide BOH Holdings with a written objection to the merger that states that your right to dissent will be exercised if the reorganization agreement are approved and the merger is completed and that provides an address to which a notice of effectiveness of the merger should be delivered or mailed to you if the merger is completed;

•	you must vote your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock against approval of the reorganization agreement at the BOH Holdings special meeting in person or by proxy;

•	you must, not later than the 20th day after Independent (which will be the ultimate the successor to BOH Holdings) sends you notice that the merger was completed, deliver to Independent a written demand for payment of the fair value of the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock you own that states the number and class of shares of BOH Holdings common stock or BOH Holdings Series D preferred stock you own, your estimate of the fair value of such stock and an address to which a notice relating to the dissent and appraisal procedures may be sent; and

•	you must, not later than the 20th day after you make your demand for payment to Independent as described above, submit your certificates representing BOH Holdings common stock and/or BOH Holdings Series D preferred stock, as the case may be, to Independent.

If you intend to exercise your right to dissent from the merger, prior to the special meeting you must send the notice of objection to BOH Holdings, addressed to:

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, Texas 77057

Attention: President and Secretary

If you fail (i) to send the written objection to the merger in the proper form prior to the BOH Holdings special meeting, (ii) to vote your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, at the BOH Holdings special meeting against the approval of the merger and the reorganization agreement or (iii) to submit your demand for payment in the proper form on a timely basis, you will lose your right to dissent from the merger. If you fail to submit to Independent on a timely basis the certificates representing the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, that you hold after you have submitted the demand for payment as described above, Independent will have the option to terminate your right of dissent as to your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be. In any instance of a termination or loss of your right of dissent, you will instead receive the merger consideration. If you comply with items (i) and (ii) above and the merger is completed, Independent will send you a written notice advising you that the merger has been completed. Independent Bank must deliver this notice to you within ten days after the merger is completed.

Your Demand for Payment. If the merger is completed, you have provided your written objection to the merger to BOH Holdings in a timely manner and in proper form and you have voted against the reorganization agreement at the special meeting as described above and you desire to receive the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, in cash, you must, within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger, give Independent a written demand for payment of the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock. The fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock will be the value of the shares on the day immediately preceding the merger, excluding any appreciation or depreciation in anticipation of the merger. After the merger is completed, your written demand and any notice sent to Independent must be addressed to:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: President and Secretary

Your written demand must include a demand for payment for your shares for which rights of dissent and appraisal are sought and must state the number of shares and class of BOH Holdings common stock or BOH Holdings Series D preferred stock you own and your estimate of the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, and an address to which a notice relating to the dissent and appraisal procedures may be sent. This written demand must be delivered to Independent within 20 days of the date on which Independent sends to you the notice of the effectiveness of the merger. If your written demand for payment in proper form is not received by Independent within that 20 day period, you will be bound by the merger and you will not be entitled to receive a cash payment representing the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be. Instead, you will receive shares of Independent common stock and cash as the merger consideration set forth in the reorganization agreement.

Delivery of Stock Certificates. If you have satisfied the requirements for the exercise of your right to dissent described above, including the delivery of the written demand for payment to Independent as described above, you must, not later than the 20th day after you make your written demand for payment to Independent, submit to Independent your certificate or certificates representing the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock that you own, as the case may be. You may submit those certificates with your demand for payment if you prefer. In accordance with the provisions of the TBOC, Independent will note on each such certificate that you have demanded payment of the fair value of the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, that were represented by such certificate under the provisions of the TBOC relating to the rights of dissenting owners. After making those notations on those certificates, Independent will return each such certificate to you at your request. If you fail to submit all of the certificates representing the shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, for which you have exercised the right of dissent in a timely fashion, Independent will have the right to terminate your rights of dissent and appraisal with respect to all of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, unless a court, for good cause shown, directs Independent not to terminate those rights.

Independent’s Actions Upon Receipt of Your Demand for Payment. Within 20 days after Independent receives your written demand for payment and your estimate of the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, submitted as described above, Independent must send you written notice stating whether or not it accepts your estimate of the fair value of your shares.

If Independent accepts your estimate, Independent will notify you that it will pay the amount of your estimated fair value within 90 days after the effective date of the merger. Independent will make this payment to you only if you have surrendered the share certificates representing your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, duly endorsed for transfer, to Independent.

If Independent does not accept your estimate, Independent will notify you of this fact and will make an offer of an alternative estimate of the fair value of your shares that it is willing to pay you within 120 days after the effective date of the merger, which you may accept within 90 days after the effective date of the merger or decline.

Payment of the Fair Value of Your Shares of BOH Holdings Common Stock or BOH Holdings Series D Preferred Stock upon Agreement of an Estimate. If you and Independent have reached an agreement on the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, within 90 days after the effective date of the merger, Independent must pay you the agreed amount within 120 days after the effective date of the merger, provided that you have surrendered the share certificates representing your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, duly endorsed for transfer, to Independent.

Commencement of Legal Proceedings if a Demand for Payment Remains Unsettled. If you and Independent have not reached an agreement as to the fair market value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, within 90 days after the effective date of the merger, you or Independent may, within 60 days after the expiration of the 90 day period, commence proceedings in Collin County, Texas, asking the court to determine the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be. The court will determine if you have complied with the provisions of the TBOC regarding their right of dissent and if you have become entitled to receive payment for your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock. The court will appoint one or more qualified persons to act as appraisers to determine the fair value of your shares in the manner prescribed by the TBOC. The appraisers will determine the fair value of your shares and will report this value to the court. Once the appraisers’ report is filed with the court, you will receive a notice from the court indicating that the report has been filed. You will be responsible for obtaining a copy of the report from the court. If you or Independent objects to the report or any part of it, the court will hold a hearing to determine the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be. Both you and Independent may address the court about the report. The court will determine the fair value of your shares and direct Independent to pay that amount, plus interest, which will begin to accrue 91 days after the merger is completed. The court may require you to share in the court costs relating to the matter to the extent the court deems it fair and equitable that you do so.

Rights as a Shareholder. If you have made a written demand on Independent for payment of the fair value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, you will not thereafter be entitled to vote or exercise any other rights as a shareholder of Independent, but will only have the right to receive payment for your shares as described herein and the right to maintain an appropriate action to obtain relief on the ground that the merger would be or was fraudulent. In the absence of fraud in the transaction, your right under the dissent provisions described herein is the exclusive remedy for the recovery of the value of your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, or money damages with respect to the merger.

Withdrawal of Demand. If you have made a written demand on Independent for payment of the fair value of your BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, you may withdraw such demand at any time before payment for your shares has been made or before a petition has been filed with a court for determination of the fair value of your shares. If you withdraw your demand or are otherwise unsuccessful in asserting your dissenters’ rights, you will be bound by the merger and you will have the same rights to receive of the merger consideration with respect to your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, as you would have had if you had not made a demand for payment as to those shares, as well as to participate to the appropriate extent in any dividends or distributions on the shares of Independent common stock that may have been paid to Independent shareholders after the effective date of the merger. Such rights will, however, be subject to any change in or adjustment to those shares made because of an action taken after the date your demand for payment.

Beneficial Owners. Persons who beneficially own shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, that are held of record in the name of another person, such as a broker, bank, trustee or other nominee, and who wish to have the right of dissent exercised as to those shares must act promptly to cause the record holder of those shares to take the actions required under Texas law to exercise the dissenter’s rights with respect to those shares. Only the persons in whose names shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, are registered on the share transfer records of BOH Holdings may exercise the right of dissent and appraisal discussed above.

U.S. Federal Income Tax Consequences. See “The Merger—Material U.S. Federal Income Tax Consequences of the Merger” on page 122 for a discussion on how the federal income tax consequences of your action will change if you elect to dissent from the merger.

You should remember that if you return a signed proxy card, but fail to provide instructions as to how your shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, as the case may be, are to be voted, you will be considered to have voted in favor of the reorganization agreement and you will not be able to assert dissenters’ rights. You should also remember that if you otherwise vote at the special meeting in favor of the reorganization agreement, you will not be able to assert dissenters’ rights.

BUSINESS OF INDEPENDENT

Overview

Independent. Independent is a Texas based bank holding company headquartered in McKinney, Texas, which is located in the northern portion of the Dallas-Fort Worth metropolitan area. Through Independent’s wholly owned subsidiary, Independent Bank, a Texas state chartered bank, Independent provides a wide range of relationship-driven commercial banking products and services tailored to meet the needs of businesses, professionals and individuals. Independent operates 30 banking offices in 26 communities in two market regions centered in the Dallas-Fort Worth metropolitan area and in the greater Austin area. As of September 30, 2013, Independent had consolidated total assets of approximately $2.0 billion, total loans of approximately $1.5 billion, total deposits of approximately $1.5 billion and total stockholders’ equity of approximately $219 million.

History. While the origins of Independent Bank go back almost 100 years, Independent began its modern history in 1988 when an investor group led by David Brooks, Independent’s Chairman and Chief Executive Officer, and Vincent Viola, Independent’s majority shareholder, acquired a small bank in a community north of Dallas. From that first acquisition, Independent has expanded in the Dallas and Austin areas by growing organically and making strategic acquisitions. Effective January 1, 2009, Independent merged Independent Bank Group Central Texas (a separate, but affiliated bank holding company operating in Central Texas) into Independent, forming the foundation of Independent’s current franchise.

Strategy

Independent operates Independent based upon the following core strategies, which Independent designed to enhance shareholder value by growing strategically while preserving asset quality, improving efficiency and increasing profitability:

•	Grow Organically. Independent focuses on continued organic growth through Independent’s existing footprint and business lines. The Dallas/North Texas and Austin/Central Texas market regions in which Independent currently operates provide abundant opportunities to grow Independent’s customer base and expand Independent’s current market share. Independent plans to follow Independent’s community-focused, relationship-driven customer strategy to increase loans and deposits through Independent’s existing locations. Additionally, Independent intends to add teams of experienced bankers to grow in Independent’s current markets and expand into new markets. Preserving the safety and soundness of Independent’s loan portfolio is a fundamental element of Independent’s organic growth strategy. Independent has a strong and conservative credit culture, which allows Independent to maintain Independent’s asset quality as Independent grows.

•	Grow Through Acquisitions. Independent plans to continue to take advantage of opportunities to acquire other banking franchises both within and outside Independent’s current footprint. Since mid-2010, Independent has completed four acquisitions that Independent believes have enhanced shareholder value and Independent’s market presence. The following table summarizes each of the six acquisitions completed since 2010:

Acquired Institution/Market	Date of Acquisition	Fair Value of Total Assets Acquired
		(dollars in thousands)

Town Center Bank Dallas/North Texas	July 31, 2010	$37,451

Farmersville Bancshares, Inc. Dallas/North Texas	September 30, 2010	$99,420

I Bank Holding Company, Inc. Austin/Central Texas	April 1, 2012	$172,587

The Community Group, Inc. Dallas/North Texas	October 1, 2012	$110,967

Collin Bank Dallas/North Texas	November 30, 2013	$167,520	*

Live Oak Financial Corp. Dallas/North Texas	January 1, 2014	$129,258	*

*	Estimated pending receipt of final third party valuations.

Independent believes there will continue to be numerous small to mid-sized banking organizations available for acquisition in Independent’s existing market regions and in attractive new markets in Texas, as a result of scale and operational challenges, regulatory pressure, management succession issues or shareholder liquidity needs. There are approximately 500 banks in Texas with total assets of less than $1 billion, which affords Independent future opportunities to make acquisitions that Independent believes will strengthen Independent’s business and increase franchise value over the long term. Independent plans to explore additional opportunities in the Houston (other than BOH Holdings) and San Antonio metropolitan areas, as well as in attractive sub-markets within Independent’s current market regions.

•	Improve Efficiency and Increase Profitability. Independent employs a systematic and calculated approach to increasing Independent’s profitability and improving Independent’s efficiencies. Independent has updated Independent’s operating capabilities and created synergies within Independent in the areas of technology, data processing, compliance and human resources. Independent believes that Independent’s scalable infrastructure provides Independent with an efficient operating platform from which to grow in the near term without incurring significant incremental noninterest expenses, which will enhance Independent’s returns.

Independent’s Corporate Structure

Independent. Independent is a registered bank holding company that is the parent company for Independent Bank. Independent was organized as a Texas corporation on September 20, 2002. Independent acquired 100% of the stock of Independent Bank on December 31, 2002. Independent’s primary function is and will be to own all of the stock of Independent Bank. Independent’s profitability is primarily dependent on the financial results of Independent Bank.

Independent Bank. Independent Bank is a Texas state bank. Its home office is located in McKinney, Texas and it operates 31 banking offices throughout North and Central Texas. Independent Bank is a locally managed community bank that seeks to provide personal attention and professional assistance to its customer base, which consists principally of small to medium size businesses, professionals, and individuals. Independent Bank’s philosophy includes offering direct access to its officers and personnel, providing friendly, informed and courteous service, local and timely decision making, flexible and reasonable operating procedures, and consistently applied credit policies.

Independent’s Community Banking Services

The Independent Way. Nearly a century after Independent’s beginning, Independent’s dedication to serving the needs of individuals and businesses in Independent’s communities remains stronger than ever. Independent strives to provide Independent’s customers with innovative financial products and services, local decision making and a level of service and responsiveness that is second to none. Independent’s innovative and independent spirit is balanced by adherence to fundamental banking principles that have enabled Independent to remain strong, sound and financially secure even during challenging economic times. Independent is also steeped in a tradition of civic pride as evidenced by the investment of Independent’s time, energies and financial resources in many local organizations to improve and benefit Independent’s communities.

Lending Strategy and Types of Loans. Through Independent Bank, Independent offers a broad range of commercial and retail lending products to businesses, professionals and individuals. Commercial lending products include owner-occupied commercial real estate loans, interim construction loans, commercial loans (such as SBA guaranteed loans, business term loans, equipment financing and lines of credit) to a diversified mix of small and midsized businesses, and loans to professionals, particularly medical practices. Retail lending products include residential first and second mortgage loans, and consumer installment loans such as loans to purchase cars, boats and other recreational vehicles.

Independent’s strategy is to maintain a broadly diversified loan portfolio by type and location. Independent’s loans are primarily real estate secured loans spread among a variety of types of borrowers, including owner occupied offices for small businesses, medical practices and offices, retail operations, and multi-family properties. Independent’s loans are diversified geographically throughout Independent’s Dallas/North Texas region (approximately 57%) and Independent’s Austin/Central Texas region (approximately 43%). Independent seeks to be the premier provider of lending products and services in Independent’s market areas and serve the credit needs of high quality businesses and individual borrowers in the communities Independent serves.

Independent markets its lending products and services to qualified lending customers through Independent’s high touch personal service, and seek to attract new lending customers through competitive pricing and innovative structures. Independent targets its business development and marketing strategy primarily on businesses with between $500,000 and $25 million in annual revenue. Independent’s lending officers actively solicit the business of companies entering Independent’s market areas as well as long-standing businesses operating in the communities Independent serves. As a general practice, Independent originates substantially all of Independent’s loans and Independent limits the amount of participations Independent purchases to loans originated by lead banks with which Independent has a close relationship and which share Independent’s credit philosophies.

The following is a discussion of Independent’s major types of lending:

Commercial Real Estate Loans. Independent is primarily a real estate secured lender. Independent originates real estate loans to finance commercial property that is owner-occupied as well as commercial property owned by real estate investors. The total amount of owner-occupied commercial real estate loans outstanding as of September 30, 2013, was $359 million, or 23.0%, of Independent’s loan portfolio. The total amount of commercial real estate loans outstanding as of September 30, 2013, excluding owner-occupied properties, was $413 million, or 26.5%, of Independent’s loan portfolio. The real estate securing Independent’s existing commercial real estate loans includes a wide variety of property types, such as owner-occupied offices/warehouses/production facilities, office buildings, health care facilities, hotels, mixed-use residential/commercial, retail centers, multifamily properties, restaurants, churches and assisted living facilities.

Commercial real estate loans are often larger and involve greater risks than other types of lending. Adverse developments affecting commercial real estate values in Independent’s market area could increase the credit risk associated with these loans, impair the value of property pledged as collateral for these loans, and affect Independent’s ability to sell the collateral upon foreclosure without a loss. Due to the larger average size of commercial real estate loans, Independent faces the risk that losses incurred on a small number of commercial real estate loans could have a material adverse impact on Independent’s financial condition and results of operations. In addition, commercial real estate loans have the risk that repayment is subject to the ongoing business operations of the borrower.

Commercial Construction, Land and Land Development Loans. Independent’s construction portfolio includes loans to small and midsized businesses to construct owner-user properties, and, to a much lesser extent, loans to developers of commercial real estate investment properties and residential developments. These loans are typically disbursed as construction progresses and carry interest rates that vary with the prime rate. As of September 30, 2013, the outstanding balance of Independent’s construction loans was $95.7 million, or 6.1%, of Independent’s total loan portfolio.

Construction and development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the success of the ultimate project or, to a lesser extent, the ability of the borrower to refinance the loan or sell the property upon completion of the project, rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, Independent faces the risk of having inadequate security for the repayment of the loan. Further, if Independent forecloses on the loan, Independent may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while Independent attempts to dispose of it.

Residential Real Estate Loans. Independent offers first and second mortgage loans to Independent’s individual customers primarily for the purchase of primary and secondary residences. As of September 30, 2013, the outstanding balance of one-to-four family real estate secured loans, including home equity loans, represented $335.6 million, or 21.5%, of Independent’s total loan portfolio. Residential real estate loans held for sale of $4.2 million as of September 30, 2013, are also included in this category.

Like Independent’s commercial real estate loans, Independent’s residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses.

Single-Family Interim Construction Loans. Independent makes single-family interim construction loans to home builders and individuals to fund the construction of single family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on Independent’s assessment of the value of the property on an as-completed basis. As of September 30, 2013, the outstanding balance of Independent’s single-family interim construction loans was $77.5 million, or 5.0%, of Independent’s total loan portfolio.

Like Independent’s commercial and residential real estate loans, Independent’s single-family interim construction loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect Independent’s ability to sell the collateral upon foreclosure without a loss or additional losses. Further, like Independent’s commercial construction and land development loans, the repayment of single-family interim construction loans is dependent upon the ability of the borrower to obtain a permanent loan or to sell the property rather than on the borrower’s ability to repay the loans.

Commercial Loans. Independent originates commercial loans to small businesses and professionals, in particular, medical practices, located in Independent’s market areas. These loans are primarily term loans to purchase capital equipment and small loans for working capital and operational purposes. Because Independent is a community bank with long standing close ties to the businesses and professionals operating in Independent’s market areas, Independent is able to tailor Independent’s commercial loan programs to meet the needs of Independent’s customers. As of September 30, 2013, Independent had outstanding commercial loans of $209.5 million, or 13.4%, of Independent’s total loan portfolio.

Like Independent’s commercial real estate loans, commercial loans have the risk that repayment is subject to the ongoing business operations of the borrower. Any interruption or discontinuance of operating cash flows from the business, which may be influenced by events not under the control of the borrower such as economic events and changes in governmental regulations, could materially affect the ability of the borrower to repay the loan.

Further, commercial loans are often secured by personal property, such as inventory, and intangible property, such as accounts receivable, which if the business is unsuccessful, typically have values insufficient to satisfy the loan without a loss.

To further diversify Independent’s portfolio in October, 2012, Independent hired an experienced energy lending team, which operates as part of Independent’s downtown Dallas location. Energy loans are primarily collateralized by proven reserves. As of September 30, 2013, Independent had outstanding energy loans of $47.3 million.

Agricultural Loans. Independent’s agricultural loan portfolio primarily includes loans secured by real property used for agricultural purposes. Independent provides loans for the acquisition of farm and ranch land, as well as the construction of buildings upon agricultural real estate. On a more limited basis, Independent offers agricultural equipment financing and crop production loans which are secured by crops, equipment, and crop insurance. The total amount of agricultural loans outstanding at September 30, 2013, was $31.4 million, or 2.0%, of Independent’s total loan portfolio.

Like Independent’s other types of real estate loans, Independent’s agricultural loans are secured primarily by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in Independent’s market areas could therefore increase the credit risk associated with these loans, impair the value of the property pledged as collateral, and affect Independent’s ability to sell the collateral upon foreclosure without a loss. Further, agricultural loans carry additional risk because repayment of this type of loan is dependent, in part, on continuing successful agricultural operations, which can be adversely affected by weather, market conditions and governmental agricultural policies, all of which are beyond control of the borrower. If the agricultural operation is unsuccessful, agricultural loans secured by livestock, crops or equipment are at even greater risk because this type of collateral typically has values insufficient to satisfy the loan without a loss.

Consumer Loans. Independent offers a variety of consumer loans, such as installment loans to purchase cars, boats and other recreational vehicles. Independent’s consumer loans typically are part of an overall customer relationship designed to support the individual consumer borrowing needs of Independent’s commercial loan and deposit customers. As of September 30, 2013, Independent had outstanding $41.7 million of consumer loans, or 2.7% of Independent’s total loan portfolio. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances. Consumer loan collections are dependent on the borrower’s financial stability and therefore involve greater risk of being affected by adverse individual circumstances, such as the loss of employment or unexpected medical costs.

Mortgage Brokerage Activities. Independent also engages in the origination of residential loans sold into the secondary market. Independent originates mortgages for specific institutional purchasers, such as investment banks and other financial institutions. Independent’s mortgage originations were $132.9 million during the nine months ended September 30, 2013, $177.1 million during 2012 and $113.5 million during 2011. Independent sells all of the originated mortgages to institutional purchasers shortly after closing. Independent only retains a portion of the revenue generated by Independent’s mortgage brokerage division, with the remaining portion, less expenses and salaries, paid to Independent’s mortgage brokers as part of their compensation arrangement.

Underwriting. Prudent underwriting is the foundation of Independent’s strong credit culture. Independent seeks to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which Independent’s business customers are engaged. Independent adheres to disciplined underwriting standards and offer creative loan solutions in a responsive and timely manner.

In considering a loan, Independent follows the conservative underwriting principles in Independent’s loan policy which include the following:

•	having a relationship with Independent’s customers to ensure a complete understanding of their financial condition and ability to repay the loan;

•	verifying that the primary and secondary sources of repayment are adequate in relation to the amount of the loan;

•	observing appropriate loan to value guidelines for real estate secured loans;

•	maintaining Independent’s targeted levels of diversification for the loan portfolio, both as to type of borrower and geographic location of collateral; and

•	ensuring that each loan is properly documented with perfected liens on collateral.

Independent implements its underwriting policy through a tiered system of individual loan authority for Independent’s loan officers and a loan committee approval structure. Lending officers are assigned various levels of authority based upon their respective levels of experience and expertise. Loans with relationships over the lending authority of the loan officer must be approved by Independent’s Executive Loan Committee. Loans exceeding the authority of the Executive Loan Committee must be approved by Independent Bank’s Director Loan Committee.

Independent employs appropriate limits on its overall loan portfolio and requirements with respect to certain types of lending. As a general practice, Independent operates with an internal guideline limiting loans to any single borrowing relationship to less than half of Independent Bank’s legal lending limit.

Independent requires its nonowner occupied commercial real estate loans to be secured by well-managed income producing property with adequate margins, supported by a history of profitable operations and cash flows, and proven operating stability in the case of commercial loans. Except in very limited circumstances, Independent’s commercial real estate loans and commercial loans are supported by personal guarantees from the principals of the borrower.

As part of the underwriting process, Independent seeks to minimize risk in a variety of ways, including the following:

•	careful analysis of the borrower’s financial condition, cash flow, liquidity, and leverage;

•	assessment of the project’s operating history, operating projections, location and condition;

•	review of appraisals, title commitment and environmental reports;

•	consideration of the management experience and financial strength of the principals of the borrower; and

•	understanding economic trends and industry conditions.

Independent is a relationship-oriented, rather than transaction-oriented, lender. Accordingly, substantially all of Independent’s loans are made to borrowers located or operating in Independent’s primary market areas. The limited number of loans secured by properties located outside Independent’s market areas are made to borrowers who are well-known to Independent Bank because they are headquartered or reside within one of Independent’s primary market areas. For example, Independent has loans secured by second homes in other states owned by customers whose primary residence is located in Independent’s market areas, and Independent has loans to a restaurant franchise headquartered in Independent’s Austin market, but which has locations in other states.

Credit Risk Management

Managing credit risk is a company-wide process. Independent’s strategy for credit risk management includes the conservative underwriting process described above, and ongoing risk monitoring and review processes for all credit exposures. Independent’s Vice Chairman and Chief Risk Officer provides bank-wide credit oversight and periodically reviews the loan portfolio to ensure that the risk identification processes are functioning properly and that Independent’s credit standards are followed. In addition, a third party annually performs a loan review to identify problem assets. Independent strives to identify potential problem loans early in an effort to aggressively seek resolution of these situations before the loans become a loss, record any necessary charge-offs promptly and maintain adequate allowance levels for probable loan losses inherent in the loan portfolio.

Credit risk management involves a partnership between Independent’s lenders and Independent’s credit administration group. The manager of this group has significant prior experience working in credit administration. The members of Independent’s credit administration group primarily focus their efforts on credit analysis, underwriting and monitoring new credits and providing management reporting to executive management and the board of directors. In addition, the group includes a special assets manager who is responsible for monitoring and working out problem loans, managing the collection and foreclosure process, and operating and disposing of other real estate owned.

In general, whenever a particular loan or overall borrower relationship is downgraded to special mention or substandard based on one or more standard loan grading factors, Independent’s special assets manager will make a determination as to whether responsibility for the ongoing monitoring of the loan or relationship should be retained by the loan officer, or whether this responsibility should be transferred to the special assets group. Executive management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Deposits

Deposits are Independent’s principal source of funds for use in lending and other general banking purposes. Independent provides a full range of deposit products and services, including a variety of checking and savings accounts, debit cards, online banking, mobile banking, eStatements and bank-by-mail and direct deposit services. Independent also offers business accounts and management services, including analyzed business checking, business savings, and treasury management services. Independent solicits deposits through its relationship-driven team of dedicated and accessible bankers and through community focused marketing.

Given the diverse nature of Independent’s branch network and Independent’s relationship-driven approach to Independent’s customers, Independent believes its deposit base is less sensitive to Independent’s competitor’s interest rates. Nevertheless, Independent attempts to price its deposit products to promote core deposit growth.

Independent’s ability to gather deposits is an important aspect of Independent’s business franchise, and Independent believes this is a significant driver of franchise value. As of September 30, 2013, Independent held $1.5 billion of total deposits. Independent has grown deposits at a CAGR of 22% from December 31, 2009 to September 30, 2013. At the request of Independent’s customers, Independent places a small percentage of Independent’s total deposits with other financial institutions and receive reciprocal deposits as part of the Certificate of Deposit Account Registry System, or CDARS, program which are classified as brokered deposits. Other than deposits obtained through the CDARS program, Independent does not have brokered deposits.

Independent’s Market Areas

Independent is based in Texas which continues to have a rapidly growing population, a high level of job growth and an attractive business climate. The Texas economy is strong, diverse and growing, and it benefits from a number of expanding industries, in particular, the energy, technology and healthcare industries.

Independent operates in two market regions situated in the heart of Texas along the Interstate 35 corridor from Dallas to Austin. The communities Independent serves are a mix of affluent and growing suburban areas related to the Dallas-Fort Worth and Austin metropolitan areas, the “New Urbanism” areas of Dallas and Austin, the Waco metropolitan area, and smaller rural communities on the outskirts of the Dallas metropolitan area. Independent believes its presence in a diversified group of communities enables Independent to match the strengths of each area with needs in other areas, thereby enhancing Independent’s overall operations. Within these regions, Independent’s strategy is to selectively place Independent’s banking offices in growing and affluent markets. For example, Collin County, the county in which Independent has the most locations, has projected population growth of 13% from 2012 through 2017, which is approximately double the projected population growth for the Dallas-Fort Worth MSA, and the county’s 2012 median household income was $79,858, which is 50% higher than the 2012 median household income for the Dallas-Fort Worth MSA. Further, the Austin-Round Rock MSA, where Independent has five Central Texas locations, is projected to have 4% annual job growth, ranking first on the Forbes list of “Best Cities for Future Job Growth.” Independent is also proud that McKinney, Texas, home of Independent’s corporate headquarters, ranked as the second best place to live in 2012 by CNN Money Magazine.

Dallas/North Texas Region. The Dallas-Fort Worth metropolitan area, the fourth largest metropolitan area in the nation based upon the 2012 estimate by the U.S. Census Bureau, serves as the corporate headquarters for numerous Fortune 500 companies, including Exxon Mobil, AT&T, Texas Instruments, Southwest Airlines, and JCPenney. The Dallas-Fort Worth area also contains several world class hospitals and medical research facilities, major universities, and professional sports franchises. Independent primarily operates in Collin, Dallas, Denton, and Grayson Counties, which are located in the northern growth corridor of the Dallas-Fort Worth metropolitan area.

Independent’s locations in the Dallas/North Texas region are positioned among the fastest growing and most affluent counties within the region. The following table reflects Independent’s position in the Dallas/North Texas region and highlights key demographics of the counties within this region:

County	Number of Branches(1)	Company Deposits in Market(1)(2)	Percent of Franchise Deposits	Total Population 2012	Projected Population Change 2012-2017	Median Household Income 2012
Collin	10	$754,735	42.7%	822,906	12.71%	$79,858
Grayson	6	323,727	18.3	122,690	2.82	44,841
Denton	3	152,218	8.6	695,694	13.00	68,075
Dallas	3	133,156	7.6	2,401,029	4.72	45,720

County Totals / Weighted Avg. (3)	22	$1,363,836	77.2%	4,042,319	9.61%	$66,898

State of Texas				25,906,038	7.70	47,622

(1)	Gives effect to Independent’s acquisition of Collin Bank completed on November 30, 2013 and the acquisition of Live Oak Financial Corp completed on January 1, 2014.
(2)	Deposits as of June 30, 2013. In thousands.
(3)	Demographics are weighted by the percentage of deposits in each county.

Source: SNL Financial

Austin/Central Texas Region. Austin is the capital of Texas, the home to The University of Texas, and is a major national cultural, arts, film, and media center. One of the fastest growing areas in the country, Austin ranked first nationally in percentage population growth from 2010 to 2012 as estimated by the U.S. Census Bureau. Several public high tech companies maintain their corporate headquarters in the Austin metropolitan area, including Dell, Freescale Semiconductor, and National Instruments Corp. In fact, Austin is often dubbed “Silicon Hills” because of the number technology companies that have operations in this area, including Apple, Google, Facebook, IBM and Advanced Micro Devices. Independent’s Central Texas region also includes the city of Waco, which is located equi-distant between Dallas and Austin and is home to Baylor University.

The following table reflects Independent’s position in the Austin/Central Texas region and highlights key demographics of the counties within this region:

County	Number of Branches	Company Deposits in Market(1)	Percent of Franchise Deposits	Total Population 2012	Projected Population Change 2012-2017	Median Household Income 2012
Travis	3	$159,088	9.0%	1,068,253	12.46%	$54,707
McLennan	3	124,364	7.0	239,640	5.33	39,415
Williamson	2	120,280	6.8	453,629	16.76	68,074

County Totals / Weighted Avg.(2)	8	$363,111	22.8%	1,761,522	11.54%	$53,979

State of Texas				25,906,038	7.70	47,622

(1)	Deposits as of June 30, 2013. In thousands.
(2)	Demographics are weighted by the percentage of Independent’s deposits within each county.

Source: SNL Financial

Competition

Independent competes in the commercial banking industry solely through Independent Bank and firmly believe that Independent Bank’s long-standing presence in the community and personal service philosophy enhances Independent’s ability to attract and retain customers. This industry is highly competitive, and Independent Bank faces strong direct competition for deposits, loans, and other financial-related services. Independent competes with other commercial banks, thrifts and credit unions. Although some of these competitors are situated locally, others have statewide or nationwide presence. In addition, Independent competes with large banks in major financial centers and other financial intermediaries, such as consumer finance companies, brokerage firms, mortgage banking companies, insurance companies, securities firms, mutual funds and certain government agencies as well as major retailers, all actively engaged in providing various types of loans and other financial services. Independent believes that its banking professionals, the range and quality of products that Independent offers and its emphasis on building long-lasting relationships distinguishes Independent Bank from its competitors.

Employees

As of September 30, 2013, Independent employed approximately 326 persons. Independent provides extensive training to Independent’s employees in an effort to ensure that Independent’s customers receive superior customer service. None of Independent’s employees are represented by any collective bargaining unit or are parties to a collective bargaining agreement. Independent believes that Independent’s relations with Independent’s employees are good.

Properties

Independent owns its corporate headquarters, which is a 62,000 square foot, four story office building located at 1600 Redbud Blvd., Suite 400, McKinney, Texas 75069, and serves as Independent Bank’s home office. Independent’s building is the most prominent office building in McKinney, providing significant visibility which enhances Independent’s brand in Collin County. Independent’s recent remodeling of the building won U.S. Green Building Council’s “2010 LEED Silver Certification.” In addition to the foregoing, Independent operates banking offices at the following locations:

Dallas/North Texas Region			Austin/Central Region
Location	Own or Lease	Sq. Ft.	Location	Own or Lease	Sq. Ft.
Collin County			Travis County
• McKinney (Redbud) (1)	Own	3,542(1)	• Austin Branch	Own	10,328
• McKinney (Craig Drive)	Own	9,640	• Lakeway Branch	Own	3,500
• McKinney (Adriatica)	Own	5,524	• Manor Branch	Own	5,231
• Anna Branch	Own	5,678	Williamson County
• Celina Branch	Own	6,959	• Georgetown Branch	Own	5,760
• Farmersville Branch	Own	11,911 (Main)	• Round Rock Branch	Own	5,226
		2,760 (Drive Thru)	McLennan County
• Lavon Branch	Own	3,608	• Bosque Branch	Own	5,100
• Plano Branch	Lease	8,884	• Elm Mott Branch	Own	2,655
• Princeton Branch	Own	5,790	• Woodway Branch	Lease	4,787
• Prosper Branch	Own	5,310
Dallas County
• Coppell Branch	Own	8,898
• Dallas Branch	Lease	5,148
• Live Oak Branch	Own	5,719
Denton County
• Denton Branch	Own	5,109
• Highland Village Ranch	Own	12,962
• Little Elm Branch	Own	3,500
Grayson County
• Collinsville Branch	Own	5,105
• Denison Branch	Own	11,732
• Howe Branch	Own	6,380
• Sherman Branch	Own	3,874
• Van Alstyne Branch	Own	4,554
• Whitewright Branch	Own	4,292

(1)	The Redbud branch is located on the ground floor of Independent’s headquarters office building.

Independent believes that the leases to which Independent is subject are generally on terms consistent with prevailing market terms, and with the exception of Independent’s Woodway Branch in Waco (see “Certain Relationships and Related Party Transactions”), none of the leases are with Independent’s directors, officers, beneficial owners of more than 5% of Independent’s voting securities or any affiliates of the foregoing. Independent believes that Independent’s facilities are in good condition and are adequate to meet Independent’s operating needs for the foreseeable future.

Legal Proceedings

In the normal course of business, Independent is named or threatened to be named as a defendant in various lawsuits. Management, following consultation with legal counsel, does not expect the ultimate disposition of any or a combination of these matters to have a material adverse effect on Independent’s business. Independent Bank is currently subject to the following legal proceedings:

Independent Bank is subject to a legal proceeding related to a lending relationship inherited by Independent Bank in connection with the acquisition of The Community Group, Inc. and its subsidiary, United Community Bank N.A., or UCB, that was consummated effective October 1, 2012. UCB established a $350,000 line of credit for a guarantor to pay for deficiencies arising from loans made to a related borrower. John Ganter, the guarantor, filed a lawsuit on November 21, 2012, in the 298th District Court of Texas alleging fraud by UCB seeking a restraining order to prevent Independent Bank from realizing on the collateral securing the line of credit and a judgment that the line of credit is unenforceable. The court denied the plaintiff’s request for a temporary injunction, the restraining order lapsed, and Independent Bank foreclosed on and sold the collateral to satisfy the line of credit. Independent Bank has filed a counterclaim against the plaintiff for deficiencies on other indebtedness guaranteed by the plaintiff and for payment of legal fees. Independent Bank is preparing a motion for summary judgment and otherwise continues to defend this lawsuit.

Recent Acquisitions

Collin Bank. On July 19, 2013, Independent entered into a definitive agreement to acquire Collin Bank, Plano, Texas, a Texas state chartered bank with total assets of $173 million, total deposits of $121 million and total equity capital of $26 million as of September 30, 2013. Collin Bank is a full service commercial bank with one office located on the Dallas North Tollway in Plano. This acquisition closed on November 30, 2013. Under the terms of the definitive agreement, Independent paid $18.4 million in cash and issued 247,731 shares of Independent common stock, resulting in an aggregate transaction value of $30.3 million.

Live Oak Financial. On August 22, 2013, Independent entered into a definitive agreement to acquire Live Oak Financial Corp. and its subsidiary, Live Oak State Bank, Dallas, Texas, a Texas state chartered bank with total assets of $127 million, total deposits of $106 million and total equity capital of $14 million as of September 30, 2013. Live Oak State Bank is a full service commercial bank with one office located in the Swiss Avenue/Lakewood area east of downtown Dallas, Texas. This acquisition closed on January 1, 2014. Under the terms of the agreement, Independent paid aggregate cash consideration of $10 million and issued 235,594 registered shares of Independent common stock, resulting in an aggregate transaction value of approximately $21.7 million.

Integration. It is possible that the process of integrating Collin Bank’s and Live Oak Bank’s respective operations into Independent Bank’s operations could result in the disruption of Independent Bank’s operations, the loss of Collin Bank and Live Oak Bank customers and employees, and make it more difficult to achieve the intended benefits of these mergers. Further, as with any merger of banking institutions, business disruptions may occur that may cause Independent to lose customers or may cause customers to withdraw their deposits from Independent Bank after the closing of these mergers. The realization of the anticipated benefits of Independent’s acquisitions of Collin Bank and Live Oak Financial may depend in large part on Independent’s ability to integrate Collin Bank’s and Live Oak Bank’s respective operations into Independent Bank’s operations, and to address differences in business models and cultures. Moreover, the combined effect of integrating the acquisition of Collin Bank and Live Oak Financial with most of the integration activities expected to occur in the first quarter of 2014, may stretch Independent’s management and could result in Independent experiencing operational difficulties in such integrations. If Independent is not able to integrate the operations of Collin Bank and Live Oak Bank into Independent Bank’s operations successfully and on a timely basis, some or all of the expected benefits of these applicable mergers may not be realized.

INDEPENDENT’S MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of Independent’s financial condition and results of operations should be read in conjunction with “Selected Financial Information of Independent” and Independent’s consolidated financial statements and the accompanying notes included elsewhere in this joint proxy statement/prospectus. This discussion and analysis contains forward-looking statements that are subject to certain risks and uncertainties and are based on certain assumptions that Independent believes are reasonable but may prove to be inaccurate. Certain risks, uncertainties and other factors, including those set forth under “Cautionary Note Regarding Forward-Looking Statements,” “Risk Factors” and elsewhere in this joint proxy statement/prospectus, may cause actual results to differ materially from those projected results discussed in the forward-looking statements appearing in this discussion and analysis. Independent assumes no obligation to update any of these forward-looking statements.

As an “emerging growth company” under the JOBS Act, Independent has elected to include Independent’s consolidated financial statements as of and for the nine months ended September 30, 2013 and 2012 and as of and for the years ended December 31, 2012, 2011 and 2010 in this joint proxy statement/prospectus. As a result, in accordance with the JOBS Act’s provisions, this management’s discussion and analysis of Independent’s financial condition and results of operations addresses only Independent’s results of operations for those periods and financial condition as of those dates.

Overview

Independent was organized as a bank holding company in 2002. On January 1, 2009, Independent merged with Independent Bank Group Central Texas, Inc., and, since that time, Independent has pursued a strategy to create long-term shareholder value through organic growth of Independent’s community banking franchise in Independent’s market areas and through selective acquisitions of complementary banking institutions with operations in Independent’s market areas. On April 8, 2013, Independent consummated the initial public offering of its common stock for trading on the NASDAQ Global Market.

Independent’s principal business is lending to and accepting deposits from businesses, professionals and individuals. Independent conducts all of Independent’s banking operations through Independent Bank. Independent derives its income principally from interest earned on loans and, to a lesser extent, income from securities available for sale. Independent also derives income from noninterest sources, such as fees received in connection with various deposit services and mortgage brokerage operations. From time to time, Independent also realizes gains on the sale of assets and, in some instances, gains on acquisitions. Independent’s principal expenses include interest expense on interest-bearing customer deposits, advances from the Federal Home Loan Bank of Dallas, or FHLB, and other borrowings, operating expenses, such as salaries, employee benefits, occupancy costs, data processing and communication costs, expenses associated with other real estate owned, other administrative expenses, provisions for loan losses and Independent’s assessment for FDIC deposit insurance.

Independent intends for this discussion and analysis to provide the reader with information that will assist in understanding Independent’s financial statements, the changes in certain key items in those financial statements from period to period and the primary factors that accounted for those changes. This discussion relates to Independent and its consolidated subsidiaries and should be read in conjunction with Independent’s consolidated financial statements as of September 30, 2013, and for the nine months ended September 30, 2013 and 2012, and as of and for the fiscal years ended December 31, 2012, 2011 and 2010, and the accompanying notes, appearing elsewhere in this joint proxy statement/prospectus. Independent’s fiscal year ends on December 31.

Certain Events Affect Year-over-Year Comparability

Acquisitions.   The comparability of Independent’s consolidated results of operations for the periods ended September 30, 2013 and September 30, 2012 is affected by the two acquisitions Independent completed in 2012. Independent acquired I Bank Holding Company (“I Bank”) and its bank subsidiary, on April 1, 2012, and I Bank’s consolidated results of operations were first included in Independent’s consolidated financial statements in the second quarter of 2012. As a result, the comparability of Independent’s consolidated results of operations for the nine-month periods ended September 30, 2013 and 2012 are affected by that acquisition. Independent acquired The Community Group (“CGI”) and its bank subsidiary on October 1, 2012, and CGI’s consolidated results of operations were first included in Independent’s consolidated results of operations in the fourth quarter of 2012. As a result, the comparability of Independent’s consolidated results of operations for the nine-month periods ended September 30, 2013 and 2012 are affected by that acquisition.

The comparability of Independent’s consolidated results of operations for the years ended December 31, 2012, 2011 and 2010 and Independent’s consolidated financial condition as of December 31, 2012, 2011 and 2010, is affected by the two acquisitions Independent completed in 2010 and the two acquisitions Independent completed in 2012. On July 31, 2010, Independent acquired Town Center Bank and on September 30, 2010, Independent acquired Farmersville Bancshares, Inc. and its bank subsidiary. The comparability of Independent’s consolidated results of operations for the years ended December 31, 2012 and 2011 to Independent’s consolidated results of operations for the year ended December 31, 2010 is affected by the fact that the results of the acquired operations of Town Center Bank and Farmersville Bancshares were first included in Independent’s consolidated results of operations in the third quarter of Independent’s fiscal year ended December 31, 2010, but were included for all of the year ended December 31, 2012 and the year ended December 31, 2011. As noted above, on April 1, 2012, Independent acquired I Bank and its bank subsidiary, and on October 1, 2012, Independent acquired CGI and its bank subsidiary. The comparability of Independent’s consolidated results of operations for the year ended December 31, 2012 with Independent’s consolidated results of operations for the years ended December 31, 2011 and 2010 is affected by the fact that the results of the acquired operations of I Bank and CGI were not included in Independent’s consolidated results of operations for the year ended December 31, 2011 or the year ended December 31, 2010 and were first included in Independent’s consolidated results of operations in the second and fourth quarters, respectively, of Independent’s fiscal year ended December 31, 2012.

Independent’s Initial Public Offering.  Independent consummated the initial public offering of its common stock in April 2013. The period-over-period comparability of certain aspects of Independent’s results of operations and the changes in Independent’s financial condition from December 31, 2012 to September 30, 2013 are affected by the issuance of 3,680,000 shares of Independent’s common stock issued in that offering and its receipt of the net proceeds of the sale of those shares of Independent’s common stock. In particular, the period-over-period comparability of Independent’s earnings per share and return on equity is affected by such issuance of the shares in its initial public offering.

S Corporation Status

From its formation in 2002 through March 31, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under the provisions of Section 1361 through 1379 of the Internal Revenue Code. As a result, Independent’s net income was not subject to, and Independent did not pay, U.S. federal income taxes and Independent was not required to make any provision or recognize any liability for federal income tax in its financial statements for the periods ended on or prior to March 31, 2013. Independent terminated its status as an S corporation in connection with its initial public offering as of April 1, 2013. Starting April 1, 2013, Independent became subject to corporate federal income tax and Independent’s net income for each subsequent fiscal year and each subsequent interim period will reflect a provision for federal income taxes. As a result of that change in Independent’s status under the federal income tax laws, the net income and earnings per share data presented in Independent’s historical financial statements set forth elsewhere in this joint proxy statement/prospectus, which do not include any provision for federal income taxes, are not be comparable with Independent’s net income and earnings per share in periods in which Independent is taxed as a C corporation, which will be calculated by including a provision for federal income taxes.

Although Independent was not subject to corporate federal income tax prior to April 1, 2013, Independent made periodic cash distributions to its shareholders in amounts estimated to be necessary for them to pay their estimated personal U.S. federal income tax liabilities related to the items of Independent’s income, gain, deductions and losses allocated to each of Independent’s shareholders. The aggregate amount of such cash distributions has equaled approximately 35% of Independent’s taxable net income for the related period. Independent’s historical cash flows and financial condition have been effected by such cash distributions.

Deferred tax assets and liabilities are, and in future periods will be, recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of the change in tax rates resulting from becoming a C corporation will be recognized in income in the quarter such change takes place. On April 1, 2013, Independent recorded an initial net deferred tax asset of $1.8 million to recognize the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases as of the date that Independent became a taxable corporate entity.

Discussion and Analysis of Results of Operations for the Nine Months Ended September 30, 2013 and September 30, 2012

The following discussion and analysis of Independent’s results of operations compares its results of operations for the nine months ended September 30, 2013 with its results of operations for the nine months ended September 30, 2012. The results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results of operations that may be expected for all of the year ending December 31, 2013, in part because Independent’s results of operations for the three months ended March 31, 2013, that are included in Independent’s results of operations for the nine months ended September 30, 2013 do not include any provision for federal income taxes as do Independent’s results of operations for the six months ended September 30, 2013 and as will Independent’s results of operations for the last three months of the year ending December 31, 2013.

Results of Operations

For the nine months ended September 30, 2013, net income was $15.5 million ($1.43 per common share on a diluted basis) compared with $11.3 million ($1.47 per common share on a diluted basis) for the nine months ended September 30, 2012. Pro forma after tax income for the nine months ended September 30, 2013 was $11.9 million ($1.10 per common share on a diluted basis) after excluding the initial recording of the deferred tax benefit of $1.8 million due to the change in Independent’s taxable status effective April 1, 2013. Pro forma after tax income was $7.7 million ($1.00 per common share on a diluted basis) for the nine months ended September 30, 2012. Independent posted returns on average common equity of 10.85% and 14.62%, returns on average assets of 1.12% and 1.06% and efficiency ratios of 67.0% and 71.4% for the nine months ended September 30, 2013 and 2012, respectively. The efficiency ratio is calculated by dividing total noninterest expense (which does not include the provision for loan losses) by net interest income plus noninterest income.

Net Interest Income

Independent’s net interest income is its interest income, net of interest expenses. Changes in the balances of Independent’s earning assets and its deposits, FHLB advances and other borrowings, as well as changes in the market interest rates, affect Independent’s net interest income. The difference between Independent’s average yield on earning assets and its average rate paid for interest-bearing liabilities is its net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders’ equity, also support Independent’s earning assets. The impact of the noninterest-bearing sources of funds is reflected in Independent’s net interest margin, which is calculated as annualized net interest income divided by average earning assets.

Net interest income was $55.0 million for the nine months ended September 30, 2013, an increase of $13.2 million, or 31.7%, from $41.8 million at September 30, 2012. This increase is due primarily to a $432 million increase, or 34.1%, in average interest earning assets to $1.7 billion for the nine months ended September 30, 2013 compared to $1.3 billion for the nine months ended September 30, 2012. The greatest part of the increases in interest-earning assets and noninterest-bearing deposits occurred as a result of the acquisition Independent completed in October 2012, while the balance of the increases came from organic loan and deposit growth. Average interest-earning assets also increased as a result of organic growth sustained in the first half of 2013 due to the addition of experienced lending teams in the last half of 2012. In addition, discount accretion on acquired loans of $1.3 million and $98 thousand is included in net interest income for the nine months ended September 30, 2013 and 2012, respectively. The significant increase in acquired loan accretion was primarily related to the unexpected payoff of four loans. The net interest margin for the nine months ended September 30, 2013 increased 8 basis points to 4.33% compared to 4.41% for the comparable period in 2012. The average yield on interest earning assets decreased 38 basis points from 5.45% to 5.07%. The effect of this decrease was offset by a decrease in the average rate paid on interest bearing liabilities of 29 basis points from 1.18% to 0.89%. The average yield on interest earning assets would have been 4.96% for the nine months ended September 30, 2013 compared to 5.44% for the nine months ended September 30, 2012 without the effect of the discount accretion on acquired loans.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis.  The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the nine months ended September 30, 2013 and 2012. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Nine Months Ended September 30,
	2013			2012
	Average Outstanding Balance(2)	Interest	Yield/ Rate(1)	Average Outstanding Balance(2)	Interest	Yield/ Rate(1)
(dollars in thousands)
Interest-earning assets:
Loans	$1,467,960	$62,347	5.68%	$1,118,586	$49,898	5.96%
Taxable securities	84,975	999	1.57	70,655	948	1.79
Nontaxable securities	31,464	765	3.25	22,800	604	3.54
Federal funds sold and other	113,906	256	0.30	54,060	226	0.56

Total interest-earning assets	1,698,305	$64,367	5.07	1,266,101	$51,676	5.45

Noninterest-earning assets	154,770			151,207

Total assets	$1,853,075			$1,417,308

Interest-bearing liabilities:
Checking accounts	$723,561	$2,861	0.53	$552,889	$3,423	0.83
Savings accounts	113,424	279	0.33	108,304	575	0.71
Money market accounts	50,125	103	0.27	32,600	95	0.39
Certificates of deposit	319,001	1,935	0.81	278,842	2,278	1.09

Total deposits	1,206,111	5,178	0.57	972,635	6,371	0.87
FHLB advances	163,702	2,475	2.02	96,688	1,696	2.34
Notes payable and other borrowings	20,826	1,326	8.51	40,824	1,466	4.80
Junior subordinated debentures	18,147	408	3.01	14,538	381	3.50

Total interest-bearing liabilities	1,408,786	9,387	0.89	1,124,685	9,914	1.18

Noninterest-bearing checking accounts	247,330			181,793
Noninterest-bearing liabilities	5,634			7,720
Stockholders’ equity	191,325			103,110

Total liabilities and equity	$1,853,075			$1,417,308

Net interest income		$54,980			$41,762

Interest rate spread			4.18%			4.27%
Net interest margin (3)			4.33			4.41
Average interest earning assets to Interest bearing liabilities			120.55			112.57

(1)	Yields and rates for the nine-month periods are annualized.
(2)	Average loan balances include nonaccrual loans.
(3)	Net interest margins for the periods presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the period.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

	For the Nine Month Ended September 30, 2013 vs. 2012
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$16,267	$(3,818)	$12,449
Taxable securities	226	(175)	51
Nontaxable securities	241	(80)	161
Federal funds sold and other	218	(188)	30

Total interest-earning assets	$16,952	$(4,261)	$12,691

Interest-bearing liabilities
Checking accounts	$1,262	$(1,824)	$(562)
Savings accounts	43	(339)	(296)
Limited access money market accounts	53	(45)	8
Certificates of deposit	438	(781)	(343)

Total deposits	1,796	(2,989)	(1,193)
FHLB advances	1,169	(390)	779
Notes payable and other borrowings	(1,230)	1,090	(140)
Junior subordinated debentures	109	(82)	27

Total interest-bearing liabilities	1,844	(2,371)	(527)

Net interest income	$15,108	$(1,890)	$13,218

As a result of the current interest rate environment and competitive pressure in the market, yields on the loans Independent makes may decline in future periods. Independent intends to mitigate the effect of any such decreases on Independent’s results of operations by growing Independent’s loan portfolio and managing the liability side of Independent’s balance sheet through the reduction of Independent’s cost of funds.

Interest Income. Independent’s total interest income increased $12.7 million, or 24.6%, to $64.4 million for the nine months ended September 30, 2013 from $51.7 million for the nine months ended September 30, 2012. The following table sets forth the major components of Independent’s interest income for the nine months ended September 30, 2013 and 2012 and the period-over-period variations in such categories of interest income:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2013	2012	2013 v. 2012
Interest income
Interest and fees on loans	$62,347	$49,898	$12,449
Interest on taxable securities	999	948	51
Interest on nontaxable securities	765	604	161
Interest on federal funds sold and other	256	226	30

Total interest income	$64,367	$51,676	$12,691

The 24.9% increase in Independent’s interest and fees on loans for the nine months ended September 30, 2013 from the nine months ended September 30, 2012 was primarily attributable to a $349 million, or 31.2%, increase in the average balance of Independent’s loans to $1.5 billion during the nine months ended September 30, 2013 as compared with the average balance of $1.1 billion for the nine months ended September 30, 2012. The increase resulted from Independent’s acquisition of an aggregate of $180.4 million of loans in the I Bank Holding Company transaction in April 2012 and the CGI transaction in October 2012 and the organic growth of Independent’s loan portfolio.

The interest Independent earned on nontaxable securities during the nine months ended September 30, 2013 increased by 26.7% from the nine months ended September 30, 2012, primarily as a result of an increase in the average portfolio balance for the nine months ended September 30, 2013, as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment security portfolio and enhance yield. These securities consist primarily of general obligation bonds issued by independent school districts located in Texas that are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $8.7 million, or 38.0%, to $31.5 million for the nine months ended September 30, 2013 from $22.8 million for the nine months ended September 30, 2012.

Interest Expense. Total interest expense on Independent’s interest-bearing liabilities decreased $527 thousand, or 5.3%, to $9.4 million for the nine months ended September 30, 2013 from $9.9 million for the nine months ended September 30, 2012. The following table sets forth the major components of Independent’s interest expense for the nine months ended September 30, 2013 and 2012 and the period-over-period variations in such categories of interest expense:

(dollars in thousands)	For the Nine Months Ended September 30,		Variance
	2013	2012	2013 v. 2012
Interest Expense
Interest on deposits	$5,178	$6,371	$(1,193)
Interest of FHLB advances	2,475	1,696	779
Interest on notes payable and other borrowings	1,326	1,466	(140)
Interest on junior subordinated debentures	408	381	27

Total interest expense	$9,387	$9,914	$(527)

Interest expense on deposits for the nine months ended September 30, 2013 decreased by $1.2 million, or 18.7%, primarily as a result of a decrease in the weighted-average rate of interest Independent paid on its deposits, although the effect of that decrease was partially offset by a 30.9% period-over-period increase in Independent’s average balance on its interest-bearing checking accounts attributable to its two acquisitions in 2012 and organic deposit growth. The average rate of interest paid on Independent’s deposits decreased by 30 basis points to 0.57% on average interest-bearing deposits of $1.2 billion for the nine months ended September 30, 2013 from 0.87% on average interest-bearing deposits of $973 million for the nine months ended September 30, 2012. This decrease in cost of funds for this source of funding primarily resulted from lower market interest rates and the 27.9% increase in the portion of deposits represented by average balance of interest-bearing checking, savings and limited access money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit.

Interest expense on FHLB advances for the nine months ended September 30, 2013 increased by $779 thousand, or 45.9%, due primarily to a higher average balance of such advances. The average balance of Independent’s FHLB advances for the nine months ended September 30, 2013 increased by $67 million, or 69.3% to $164 million from the average balance of $97 million for the nine months ended September 30, 2012 primarily as a result of funding new loan originations through such advances, in part to manage interest rate risk with respect to such loans.

Interest expense on notes payable and other borrowings for the nine months ended September 30, 2013, decreased by $140 thousand, or 9.5%, primarily as a result of a higher average balance of such borrowings. The average balance of Independent’s notes payable and other borrowings decreased by $20 million primarily as a result of the repayment of $15.7 million in principal amount of notes payable and $13.1 million in principal amount of subordinated debt during the nine months ended September 30, 2013, which payments were funded with a portion of the net proceeds of Independent’s initial public offering of its common stock.

Provision for Loan Losses

Management actively monitors Independent’s asset quality and provides specific loss provisions when necessary. Provisions for loan losses are charged to income to bring the total allowance for loan losses to a level deemed appropriate by management based on such factors as historical loss experience, trends in classified loans and past dues, the volume and growth in the loan portfolio, current economic conditions and the value of collateral.

Loans are charged off against the allowance for loan losses when appropriate. Although management believes it uses the best information available to make determinations with respect to the provision for loan losses, future adjustments may be necessary if economic conditions differ from the assumptions used in making the determination.

Independent made a $2.9 million provision for loan losses for the nine months ended September 30, 2013 compared to $2.3 million for the comparable period in 2012. The increase in the provision in the current nine month period over the same period in the prior year was to properly reserve for the growth in Independent’s loan portfolio. Net charge-offs were $1.3 million for the nine months ended September 30, 2013 compared to $414 thousand for the nine months ended September 30, 2012. The increase in net charge-offs from the previous period was primarily related to the charge-off of a $350 thousand commercial loan and one large commercial real estate loan that was foreclosed during the period and charged down by $516 thousand prior to being transferred to other real estate.

Noninterest Income

The following table sets forth the major components of noninterest income for the nine months ended September 30, 2013 and 2012 and the period-over-period variations in such categories of noninterest income:

	For the Nine Months Ended September 30,		Variance
	2013	2012	2013 v. 2012
(dollars in thousands)
Noninterest Income
Service charges on deposit accounts	$3,597	$2,473	$1,124
Mortgage fee income	3,120	2,965	155
Gain (loss) on sale of other real estate	173	(75)	248
Gain on sale of branch	—	51	(51)
Loss on sale of securities available for sale	—	(3)	3
Gain (loss) on sale of premises and equipment	4	(346)	350
Increase in cash surrender value of bank owned life insurance	240	245	(5)
Other noninterest income	475	302	173

Total noninterest income	$7,609	$5,612	$1,997

Total noninterest income increased $2.0 million, or 35.6%, for the nine months ended September 30, 2013, compared to the comparable period in 2012. Changes in the components of noninterest income are discussed below.

Service Charges.  Service charges on deposit accounts for the nine months ended September 30, 2013 increased $1.1 million, or 45.5%, compared to the comparable period in 2012. The increase in the period primarily relates to ATM service fees, which have previously been reported net of related expense and commencing in 2013 are being reported on a gross basis with offsetting expense being reported in noninterest expense, which expense is $856 thousand for the nine months ended September 30, 2013. In 2012, ATM fees were settled on a net basis.

Mortgage Fee Income.  Mortgage fee income for the nine months ended September 30, 2013 increased $155 thousand, or 5.2%, compared to the comparable period in 2012. This increase is directly related to a comparable increase in mortgage loan origination volume from the comparable prior year period.

Gain (loss) on Sale of Other Real Estate.  Other real estate gains of $173 thousand for the nine-month period ended September 30, 2013 are related to several sales of property including two sales of Adriatica property. In the comparable period in 2012, there was a loss of $75 thousand as a result of fewer transactions at Independent Bank and no sales of Adriatica property.

Loss on Sale of Premises and Equipment.  Loss on sale of premises and equipment decreased $350 thousand for the nine months ended September 30, 2013 from the comparable period in 2012 because Independent did not have any significant sales of premises and equipment in that period while it recognized a loss on the sale of the corporate aircraft that occurred during the nine months ended September 30, 2012.

Other Noninterest Income.  Other noninterest income increased $173 thousand, or 57.3% for the nine months ended September 30, 2013, compared to the same period in 2012. The increase is due to income received from increased use of Independent’s airplane for nonbusiness related purposes.

Noninterest Expense

Noninterest expense increased $8.1 million, or 24.0%, for the nine months ended September 30, 2013, compared to the comparable period in 2012. The overall increase from 2012 to 2013 is primarily due to increases in salaries and benefits expenses, occupancy expenses, other real estate impairment and other noninterest expenses related to the two acquisitions completed in 2012. The following table sets forth the major components of Independent’s noninterest expense for the nine months ended September 30, 2013 and 2012 and the period-over-period variations in such categories of noninterest expense:

	For the Nine Months Ended September 30,		Variance
	2013	2012	2013 v. 2012
(dollars in thousands)
Noninterest Expense
Salaries and employee benefits	$23,688	$18,910	$4,778
Occupancy	6,562	5,315	1,247
Data processing	969	851	118
FDIC assessment	241	624	(383)
Advertising and public relations	620	522	98
Communications	1,090	985	105
Other real estate owned expense, net	368	205	163
IBG Adriatica expenses, net	600	741	(141)
Other real estate impairment	475	56	419
Core deposit intangible amortization	527	480	47
Professional fees	918	752	166
Acquisition expense, including legal	602	811	(209)
Other	5,297	3,579	1,718

Total noninterest expense	$41,957	$33,831	$8,126

Salaries and Employee Benefits.  Salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased $4.8 million, or 25.3%, for the nine months ended September 30, 2013, compared to the comparable periods in the prior year. The increase was primarily attributable to an increase in the number of Independent’s full-time equivalent employees, which resulted from the two acquisitions Independent completed in 2012, as well as the addition of lending teams in Independent’s high growth markets during the second half of 2012 and third quarter of 2013. Also contributing to the increase is compensation expense relating to the issuance of 111,420 shares of restricted stock under the 2013 Equity Incentive Plan in connection with Independent’s April 2013 initial public offering. Independent will also incur compensation expense relating to such stock issuance in future periods.

Occupancy Expense.  Occupancy expense increased $1.2 million, or 23.5%, for the nine months ended September 30, 2013 compared to the comparable periods in 2012. The increase resulted from higher maintenance contract expense, building lease expenses and property taxes, attributable primarily to the two acquisitions completed in 2012, and the establishment of Independent’s Dallas location in June 2012 and its new Austin building in May 2013.

FDIC Assessment.  FDIC assessment decreased $383 thousand for the nine months ended September 30, 2013, compared to the comparable period in 2012. The decrease is due to a nonrecurring refund of $504 thousand of Independent’s prepaid assessment during the nine months ended September 30, 2013.

Other Real Estate Impairment.  Other real estate impairment totaling $475 thousand was recognized during the nine months ended September 30, 2013 compared to $56 thousand for the comparable period in 2012. Approximately $225 thousand of the expense for the nine months ended September 30, 2013 was related to an ORE property located in the Austin, Texas area that was in negotiation to sell at a lower amount than the recorded book value. The remaining increase in the impairment for that period was recorded on two properties located in Frisco, Texas, for which Independent had obtained updated appraisals. The impairment recognized in 2012 was related to the same Austin area property.

Acquisition Expense.  Total acquisition expenses for the nine month period ended September 30, 2013, decreased $209 thousand, or 25.8%, over the same period in 2012. Acquisition expenses for the nine months ended September 30, 2012, is higher than the comparable period in 2013 primarily due to timing of the completed acquisitions in 2012, one in April 2012, and the other in October 2012. The Collin Bank acquisition closed on November 30, 2013 and the Live Oak Financial acquisition closed on January 1, 2014. Therefore, Independent incurred additional acquisition costs in the fourth quarter of 2013.

Other.  Other expense increased by $1.7 million, or 48.0%, for the nine months ended September 30, 2013, compared to the comparable period in 2012. The majority of the increase relates to ATM exchange fees, which had settled on a net basis prior to 2013 and were recorded in noninterest income. ATM expense was $856 thousand for the nine months ended September 30, 2013. In addition, general operating expenses were higher in 2013 due to acquisitions completed in April and October 2012.

Income Tax Expense

As a result of its prior status as an S corporation as discussed above, Independent had no federal tax expense for the quarters ended on or prior to March 31, 2013. Independent was not subject to income tax expense until April 1, 2013, the date which it became a taxable entity. Independent has determined that had it been taxed as a C corporation and paid federal income taxes in the periods ended prior to April 1, 2013, its federal tax rates would have been 32.8% for the nine months ended September 30, 2013, and 32.2% for the nine months ended September 30, 2012. For the nine months ended September 30, 2013, income tax expense was $2.2 million. Included in the nine months ended September 30, 2013, is the initial deferred tax asset recorded on April 1, 2013, that resulted in a credit to income tax expense of $1.8 million. This resulted in reported income tax expense of $2.2 million for the nine months ended September 30, 2013. As of September 30, 2013, the total recorded deferred tax asset totaled $2.9 million, of which $620 thousand related to the change in the unrealized loss on investment securities, net of tax, since March 31, 2013, at which time Independent was still an S corporation.

On a pro forma basis, Independent’s federal income tax expense would have been $3.6 million for the nine months ended September 30, 2012, and $5.8 million for the nine months ended September 30, 2013, resulting in pro forma net income, after federal taxes, for those periods of $7.7 million and $11.9 million, respectively.

Quarterly Financial Information

The following table presents certain unaudited consolidated quarterly financial information regarding Independent’s results of operations for the quarters ended September 30, June 30 and March 31, 2013 and the quarters in the year ended December 31, 2012. This information should be read in conjunction with Independent’s consolidated financial statements as of and for the nine months ended September 30, 2013 and the year ended December 31, 2012 appearing elsewhere in this joint proxy statement/prospectus. Prior to April 1, 2013, Independent elected to be taxed for federal income tax purposes as an S corporation under Sections 1361 through 1379 of the Internal Revenue Code of 1986, as amended. As a result and as reflected in the information appearing below, Independent did not pay, and made no provision for, federal income taxes for any quarter ended on or before March 31, 2013.

	Quarter Ended 2013
	September 30	June 30	March 31
(dollars in thousands, except per share data)	(unaudited)
Interest Income	$21,841	$21,105	$21,421
Interest Expense	2,926	3,255	3,206

Net Interest Income	18,915	17,850	18,215
Provision for loan losses	830	1,079	1,030

Net interest income after provision for loan losses	18,085	16,771	17,185
Noninterest income	2,451	2,732	2,426
Noninterest expense	14,650	13,384	13,923
Income before income taxes	5,886	6,119	5,688
Provision for income taxes	1,927	245	—

Net income	$3,959	$5,784	$5,688

Basic earnings per share	$0.33	$0.49	$0.69

Diluted earnings per share	$0.33	$0.49	$0.68

	Quarter Ended 2012
	December 31	September 30	September 30	March 31
(dollars in thousands, except per share data)	(unaudited)
Interest income	$20,214	$18,454	$17,716	$15,506
Interest expense	3,423	3,299	3,411	3,204

Net interest income	16,791	15,155	14,305	12,302
Provision for loan losses	929	1,013	667	575

Net interest income after provision for loan losses	15,862	14,142	13,638	11,727
Noninterest income	3,556	2,087	1,634	1,891
Noninterest expense	13,329	11,736	11,601	10,494

Net income	$6,089	$4,493	$3,671	$3,124

Basic earnings per share	$0.74	$0.57	$0.47	$0.44

Diluted earnings per share	$0.74	$0.57	$0.47	$0.43

Discussion and Analysis of Results of Operations for the Years Ended December 31, 2012 and December 31, 2011

The following discussion and analysis of Independent’s results of operations also compares the year ended December 31, 2012 with the year ended December 31, 2011.

Net Income

Independent’s net income increased by $3.7 million, or 26.8%, to $17.4 million for the year ended December 31, 2012 from $13.7 million for the year ended December 31, 2011. The increase resulted from a $12.3 million increase in net interest income and a $1.5 million increase in noninterest income, partially offset by a $1.5 million increase in the provision for loan losses and a $8.5 million increase in noninterest expense. Independent’s net income for the year ended December 31, 2012 and, therefore, Independent’s return on average assets and Independent’s return on average equity, were adversely affected by $1.4 million of acquisition-related expenses and a $348 thousand loss on the sale of Independent’s single engine aircraft in connection with the purchase of a twin engine, turbo prop aircraft.

Net Interest Income

Independent’s net interest income is Independent’s interest income, net of interest expenses. Changes in the balances of Independent’s earning assets and Independent’s deposits, FHLB advances and other borrowings, as well as changes in the market interest rates, affect Independent’s net interest income. The difference between Independent’s average yield on earning assets and Independent’s average rate paid for interest-bearing liabilities is Independent’s net interest spread. Noninterest-bearing sources of funds, such as demand deposits and stockholders’ equity, also support Independent’s earning assets. The impact of the noninterest-bearing sources of funds is reflected in Independent’s net interest margin, which is calculated as net interest income divided by average earning assets.

Independent earned net interest income of $58.6 million for the year ended December 31, 2012, an increase of $12.3 million, or 26.5%, from $46.3 million for the year ended December 31, 2011. The increase in net interest income was due to growth of Independent’s average interest-earning assets and a reduction in Independent’s cost of funds for fiscal 2012 as a result of an increase in noninterest-bearing deposits. Independent’s net interest margin for fiscal 2012 decreased to 4.40% from 4.42% in fiscal 2011, and Independent’s interest rate spread for fiscal 2012 decreased to 4.27% from the 4.28% interest rate spread for fiscal 2011. The average balance of interest-earning assets for fiscal 2012 increased by $282.3 million, or 26.9%, to $1.3 billion from an average balance of $1.0 billion for fiscal 2011. The average aggregate balance of noninterest-bearing checking accounts increased to $203.2 million for fiscal 2012 from $148.7 million for fiscal 2011. The increases in interest-earning assets and noninterest-bearing deposits occurred as a result of the two acquisitions that Independent completed in 2012, while the balance of the increases came from organic loan and deposit growth. The decrease in net interest margin was offset by an increase in the ratio of average interest-earning assets to interest-bearing liabilities to 113.82% for the year ended December 31, 2012 from 110.61% for the prior year. Independent’s net interest margin for the year ended December 31, 2012 was adversely affected by a 28 basis point decline in the weighted-average yield on interest-earning assets to 5.41% for the year ended December 31, 2012 from 5.69% for the year ended December 31, 2011. This decline in yield resulted from changes in market interest rates and the competitive landscape.

Average Balance Sheet Amounts, Interest Earned and Yield Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2012 and 2011. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Year Ended December 31,
	2012			2011
	Average Outstanding Balance(1)	Interest	Yield/ Rate	Average Outstanding Balance(1)	Interest	Yield/ Rate
(dollars in thousands)
Interest-earning assets:
Loans(1)	$1,179,007	$69,494	5.89%	$920,296	$57,263	6.22%
Taxable securities	79,587	1,357	1.71	70,042	1,767	2.52
Nontaxable securities	25,397	825	3.25	14,314	522	3.65
Federal funds sold and other	45,955	214	0.47	43,039	87	0.20

Total interest-earning assets	1,329,946	71,890	5.41	1,047,691	59,639	5.69
Noninterest-bearing assets	157,668			133,002

Total assets	$1,487,614			$1,180,693

Interest-bearing liabilities:
Checking accounts	$579,495	$4,529	0.78%	$443,890	$5,082	1.14%
Savings accounts	110,118	710	0.65	86,080	926	1.08
Limited access money market accounts	32,976	117	0.36	27,525	132	0.48
Certificates of deposit	285,564	2,995	1.05	285,808	3,772	1.32

Total deposits	1,008,153	8,351	0.83	843,303	9,912	1.18
FHLB advances	105,072	2,383	2.27	59,329	1,477	2.49
Notes payable and other borrowings	39,963	2,072	5.18	30,030	1,489	4.96
Junior subordinated debentures	15,260	531	3.48	14,538	480	3.30

Total interest-bearing liabilities	1,168,448	13,337	1.14	947,200	13,358	1.41
Noninterest-bearing checking accounts	203,248			148,700
Noninterest-bearing liabilities	10,863			5,871
Stockholders’ equity	105,055			78,922

Total liabilities and equity	$1,487,614			$1,180,693

Net interest income		$58,553			$46,281

Interest rate spread			4.27%			4.28%
Net interest margin(2)			4.40			4.42
Average interest-earning assets to average interest-bearing liabilities			113.82			110.61

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margins for the years presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the year.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned on Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the prior year’s volume. For purpose of the following table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amount of change in each.

	For the Year Ended December 31, 2012 vs. 2011
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets
Loans	$15,383	$(3,152)	$12,231
Taxable securities	218	(628)	(410)
Nontaxable securities	365	(62)	303
Federal funds sold and other	6	121	127

Total interest-earning assets	$15,972	$(3,721)	$12,251

Interest-bearing liabilities
Checking accounts	$1,311	$(1,864)	$(553)
Savings accounts	216	(432)	(216)
Limited access money market accounts	23	(38)	(15)
Certificates of deposit	(3)	(774)	(777)

Total deposits	1,547	(3,108)	(1,561)
FHLB advances	1,048	(142)	906
Notes payable and other borrowings	512	71	583
Junior subordinated debentures	24	27	51

Total interest-bearing liabilities	3,131	(3,152)	(21)

Net interest income	$12,841	$(569)	$12,272

As a result of the current interest rate environment and competitive pressure in the market, yields on the loans Independent makes may decline in future periods. Independent intends to mitigate the effect of any such decreases on Independent’s results of operations by growing Independent’s loan portfolio and managing the liability side of Independent’s balance sheet through the reduction of Independent’s cost of funds.

Interest Income. Independent’s total interest income increased $12.3 million, or 20.5%, to $71.9 million for the year ended December 31, 2012 from $59.6 million for the year ended December 31, 2011. The following table sets forth the major components of Independent’s interest income for the years ended December 31, 2012 and 2011 and the year-over-year variations in such categories of interest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Interest income
Interest and fees on loans	$69,494	$57,263	$12,231
Interest on taxable securities	1,357	1,767	(410)
Interest on nontaxable securities	825	522	303
Interest on federal funds sold and other	214	87	127

Total interest income	$71,890	$59,639	$12,251

The 21.4% increase in Independent’s interest and fees on loans for the year ended December 31, 2012 from the year ended December 31, 2011 was primarily attributable to a $258.7 million increase in the average balance of Independent’s loans to $1.2 billion during fiscal 2012 as compared with the average balance of $920.3 million for fiscal 2011. The increase resulted from Independent’s acquisition of an aggregate of $180.4 million of loans in the I Bank Holding Company transaction in April 2012 and CGI transaction in October 2012 and the organic growth of Independent’s loan portfolio.

The interest Independent earned on taxable securities, which consists primarily of government agency securities, decreased 23.2% for the year ended December 31, 2012 due primarily to a lower portfolio yield, which decreased to 1.71% from 2.52% for the year ended December 31, 2011. The decline in yield occurred as Independent reinvested the proceeds of maturing securities at the lower interest rates that were available in a declining market interest rate environment.

The interest Independent earned on nontaxable securities during fiscal 2012 increased by 58.0% from fiscal 2011 primarily as a result of an increase in the average portfolio balance as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment security portfolio and enhance yield. These securities consist primarily of general obligation bonds issued by independent school districts located in Texas that are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $11.1 million to $25.4 million for the year ended December 31, 2012 from $14.3 million for the year ended December 31, 2011.

Interest Expense. Total interest expense on Independent’s interest-bearing liabilities decreased $21,000, or 0.2%, to $13.3 million for the year ended December 31, 2012 from $13.4 million in the prior year. The following table sets forth the major components of Independent’s interest expense for the year ended December 31, 2012 and the year ended December 31, 2011 and the year-over-year variations in such categories of interest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Interest Expense
Interest on deposits	$8,351	$9,912	$(1,561)
Interest of FHLB advances	2,383	1,477	906
Interest on notes payable and other borrowings	2,072	1,489	583
Interest on junior subordinated debentures	531	480	51

Total interest expense	$13,337	$13,358	$(21)

Interest expense on deposits for fiscal 2012 decreased by $1.6 million, or 15.8%, primarily as a result of a decrease in the weighted-average rate of interest Independent paid on Independent’s deposits, although the effect of that decrease was partially offset by a 30.5% year-over-year increase in Independent’s average balance on Independent’s interest-bearing checking accounts attributable to Independent’s two acquisitions in 2012 and organic deposit growth. The average rate on Independent’s deposits decreased by 35 basis points to 0.83% on average interest-bearing deposits of $1.0 billion for fiscal 2012 from 1.18% on average interest-bearing deposits of $843.3 million in fiscal 2011. This decrease in cost of funds for this source of funding primarily resulted from lower market interest rates and the 29.6% increase in the portion of deposits represented by average balance of interest-bearing checking, savings and limited access money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit.

Interest expense on FHLB advances for fiscal 2012 increased by $906 thousand, or 61.3%, due primarily to a higher average balance of such advances. The average balance of Independent’s FHLB advances increased by $45.7 million primarily as a result of funding new loan originations through such advances, in part to manage interest rate risk with respect to such loans, and the assumption of $12.5 million of FHLB advances in Independent’s acquisition of I Bank Holding Company in April 2012.

Interest expense on notes payable and other borrowings for fiscal 2012 increased by $583 thousand, or 39.2%, primarily as a result of a higher average balance of such borrowings. The average balance of Independent’s notes payable and other borrowings increased by $10.0 million primarily as a result of an increase in Independent’s senior debt and subordinated debentures. Interest expense on junior subordinated debentures increased $51 thousand, or 10.6%, due to the assumption of $3.6 million of junior subordinated debt in the acquisition of CGI in October 2012.

Provision for Loan Losses

Independent increased Independent’s allowance for loan losses to $11.5 million as of December 31, 2012 by making provisions for loan losses totaling $3.2 million in fiscal 2012, which was a $1.5 million, or 93.0%, increase over the provision for loan losses of $1.7 million Independent made in fiscal 2011. The increase in Independent’s allowance for loan losses was made as a result of the organic growth in Independent’s loan portfolio. The effect of the provision for loan losses in fiscal 2012 on Independent’s allowance for loan losses was partially offset by net charge-offs for that period of $766,000, which net charge-offs were 0.06% of Independent’s average loans outstanding during such period. The provision for loan losses in fiscal 2011 had been partially offset by net charge-offs of $993 thousand during that period. Independent’s net charge-offs were lower in fiscal 2012, largely as a result of improvement in the quality of Independent’s loan portfolio.

Independent made an unallocated provision for loan losses of $227 thousand in fiscal 2012 to serve as a buffer against the risk of loss inherent in lending as Independent’s loan portfolio grew and based on Independent’s assessment of historical loan loss rates. The balance of the provision for loan losses was made based on Independent’s assessment of the credit quality of Independent’s loan portfolio and in view of the amount of Independent’s net charge-offs in that period. Independent did not make any specific provision for loan losses with respect to the loans acquired in Independent’s two acquisitions completed in 2012 because, in accordance with purchase accounting standards, Independent recorded the loans acquired in those acquisitions at fair value and determined that Independent’s fair value adjustments appropriately reflected the probability of losses on those loans as of the acquisition date.

Noninterest Income

Noninterest income increased $1.5 million, or 18.9%, to $9.2 million for fiscal 2012 from $7.7 million for fiscal 2011. This increase resulted primarily from a 55.1% year-over-year increase in Independent’s mortgage fee income and a 60.9% year-over-year increase in gain on the sale of Adriatica real property, which was partially offset by losses on the sale of other real estate and a corporate aircraft versus gains on the sale of other real estate recognized during fiscal 2011. The following table sets forth the major components of Independent’s noninterest income for fiscal 2012 and fiscal 2011 and the year-over-year variations in such categories of noninterest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Noninterest Income
Service charges on deposit accounts	$3,386	$3,383	$ 3
Mortgage fee income	4,116	2,654	1,462
(Loss) gain on other real estate transactions	(175)	104	(279)
Gain on Adriatica real estate transactions	1,310	814	496
(Loss) gain on sale of premises and equipment	(343)	21	(364)
Increase in cash surrender value of bank owned life insurance	327	330	(3)
All other noninterest income	547	402	145

Total noninterest income	$9,168	$7,708	$1,460

Service charges on deposit accounts. Service charges on deposit accounts were consistent at $3.4 million for fiscal 2012 and fiscal 2011.

Mortgage fee income. Income from Independent’s mortgage brokerage operations for fiscal 2012 increased 55.1% over the income from those operations for fiscal 2011. Mortgage fee income results from Independent’s share of fees paid in connection with mortgage loans that Independent originates and promptly sell, which increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from Independent Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and, to a lesser extent, for new purchase loans.

Gain on Adriatica real estate transactions. Independent sold four parcels of property of the Adriatica real estate in fiscal 2012, recognizing an aggregate gain on the sales of $1.3 million. In fiscal 2011, Independent recognized a gain of $699 thousand when Independent acquired the Adriatica real property in a deed-in-lieu-of foreclosure transaction in June 2011 and recognized a gain of $115 thousand on the sale of a tract of land and associated interest in common areas to a company controlled by certain officers and directors of Independent. See “Certain Relationships and Related Persons Transactions—Related Person Transactions.”

Loss and gain on sale of premises and equipment. During fiscal 2012, in connection with its acquisition of a twin engine, turbo prop aircraft, Independent Bank sold the single engine turbo prop aircraft it previously owned. A loss of $348 thousand was recognized on the sale.

All other noninterest income. During fiscal 2012, Independent sold a branch located in an area that Independent determined was more effectively served by Independent’s other locations, recognizing a $38 thousand gain. No comparable transaction occurred in fiscal 2011.

Noninterest Expense

Noninterest expense increased $8.5 million, or 22.1%, to $47.2 million for fiscal 2012 from $38.6 million for fiscal 2011. The following table sets forth the major components of Independent’s noninterest expense for fiscal 2012 and fiscal 2011 and the year-over-year variations in such categories of noninterest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2012	2011	2012 v. 2011
Noninterest Expense
Salaries and employee benefits	$26,569	$21,118	$5,451
Occupancy	7,317	6,776	541
Data processing	1,198	850	348
FDIC assessment	800	1,238	(438)
Advertising and public relations	626	589	37
Communications	1,334	1,074	260
Net other real estate owned expenses (including taxes)	220	403	(183)
Net expenses of operations of IBG Adriatica	832	871	(39)
Impairment of other real estate	94	184	(90)
Amortization of core deposit intangibles	656	567	89
Professional fees	1,104	971	133
Acquisition expense, including legal	1,401	—	1,401
Other	5,009	3,998	1,011

Total noninterest expense	$47,160	$38,639	$8,521

Salaries and employee benefits expense. Salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased in fiscal 2012 by 25.8% from Independent’s salary and employee benefits expense in fiscal 2011. The increase was primarily attributable to an increase in the number of Independent’s full-time equivalent employees during fiscal 2012, in large part resulting from Independent’s two acquisitions and, in the third quarter of fiscal 2011 and the second quarter of fiscal 2012, the addition of lending teams in high growth markets. In addition, Independent accrued higher bonuses in fiscal 2012 than it did in fiscal 2011 as a result of an increase in Independent’s profitability, increased mortgage loan production and certain performance targets being met during fiscal 2012.

Occupancy expense. Occupancy expense increased 8.0% in fiscal 2012 compared with fiscal 2011. This increase resulted from higher maintenance contract expense and building lease expenses, attributable in part to Independent’s two acquisitions and the establishment of Independent’s Dallas location in 2012.

Data processing expense. Independent’s data processing expense for fiscal 2012 was up 40.9% over fiscal 2011 because of increased charges of Independent’s core service provider due to the increase in the number of Independent’s branches and users, as well as expenses incurred in the enhancement of Independent’s internet banking capability.

Communications expense. Communications expense for the year ended December 31, 2012, increased by 24.2% over the prior year as a result of additional expenses associated with new branches and employees related to the two acquisitions that Independent completed in 2012.

FDIC insurance assessment expense. Independent’s FDIC insurance assessment expense for fiscal 2012 decreased by 35.4% from the amount of that expense for fiscal 2011. This decrease in the assessment resulted from a reduction in the rate at which Independent Bank’s deposit insurance assessment is calculated under the mandates of the Dodd-Frank Act for banks of Independent’s size, overall condition and asset quality.

Net other real estate owned expenses. Independent’s net other real estate owned expenses (which exclude expenses relating to the Adriatica real estate Independent owns) decreased $183 thousand in fiscal 2012 compared with fiscal 2011 as a result of the mix of the type of properties constituting Independent’s other real estate owned, with a greater proportion of that real estate being undeveloped land, which has lower associated maintenance and other costs than does developed property. Such expenses are net of any rental income received.

Net expenses from the operations of IBG Adriatica. Independent’s expenses associated with the operation of Adriatica real property include primarily maintenance, insurance, construction and tax expenses, some of which expenses were incurred in preparing portions of the property for sale to third parties. A portion of the property includes buildings from which Independent realizes rental income, and the amounts shown for this category in the immediately preceding table are Independent’s expenses, net of that rental income. The gains Independent has recognized from the sale of portions of the Adriatica property are not netted against these expenses and are reflected in Independent’s consolidated statements of income as noninterest income. Independent’s net expenses for fiscal 2012 decreased by $39 thousand, or 4.5%, over the net expenses for fiscal 2011.

Acquisition expense. Independent incurred $705 thousand of acquisition expenses in fiscal 2012 in connection with Independent’s acquisition of I Bank and $696 thousand of such expenses in connection with Independent’s acquisition of CGI, which was consummated in October 2012. These expenses included legal fees of approximately $318 thousand, data processing contract termination fees of approximately $1.0 million, and valuation and other professional fees of approximately $61 thousand. Independent did not complete an acquisition in fiscal 2011.

Other noninterest expense. Other noninterest expense for fiscal 2012 increased by 25.3% as a result of higher charitable contributions, travel expenses, deposit promotion costs and correspondent bank service charges, partially offset by a $97 thousand refund from the Internal Revenue Service related to an employee payroll tax issue that was settled in 2011.

Pro Forma Income Tax Expense and Net Income

As a result of Independent’s status as an S corporation as discussed above, Independent had no federal income tax expense for fiscal 2012 or 2011. Independent has determined that had Independent been taxed as a C corporation and paid federal income taxes for the year ended December 31, 2012 and 2011, Independent’s effective federal income tax rates would have been 30.1% and 31.7% for the years ended December 31, 2012 and 2011, respectively. These pro forma effective rates reflect a federal income tax rate of 34.0% on corporate income and the fact that a portion of Independent’s net income in fiscal 2012 and 2011 was derived from nontaxable investment securities and life insurance income. Independent’s net income for fiscal 2012 and 2011 was $17.4 million and $13.7 million, and Independent’s tax-exempt interest income for such periods was $0.8 million and $0.5 million, respectively. Had Independent been subject to federal income taxes during the years ended December 31, 2012 and 2011, on a pro forma basis, Independent’s provision for federal income taxes would have been $5.2 million for the year ended December 31, 2012 and $4.3 million for the year ended December 31, 2011. The increase in such pro forma provision for federal income taxes would have resulted primarily from the increase in Independent’s net income for fiscal 2012. As a result of the foregoing factors, Independent’s pro forma net income, (after federal income taxes), for the year ended December 31, 2012 and 2011 would have been $12.2 million and $9.4 million, respectively.

Discussion and Analysis of Results of Operations for the Years Ended December 31, 2011 and December 31, 2010

The following discussion and analysis of Independent’s results of operations compares the year ended December 31, 2011 with the year ended December 31, 2010.

Net Income

Independent’s net income increased by $584 thousand, or 4.5%, to $13.7 million for the year ended December 31, 2011 from $13.1 million for the year ended December 31, 2010. The increase resulted from an $8.2 million increase in net interest income and a $2.4 million decrease in the provision for loan losses, substantially offset by a $4.4 million decrease in noninterest income and a $5.6 million increase in noninterest expense. Noninterest income in fiscal 2010 included a $6.7 million gain on acquisitions made in that year.

Net Interest Income

Independent earned net interest income of $46.3 million in fiscal 2011, an increase of $8.2 million, or 21.5%, from $38.1 million in fiscal 2010. The increase in net interest income was due to a higher level of interest-earning assets in fiscal 2011 compared with fiscal 2010. The average balance of interest-earning assets in 2011 increased by $188.8 million, or 22.0%, to $1.0 billion from $0.9 billion in fiscal 2010. This increase in Independent’s interest-earning assets was largely due to having the benefit of the results of the operations of Town Center Bank, which Independent acquired on July 31, 2010, and of Farmersville Bancshares, which Independent acquired on September 30, 2010, included in Independent’s results of operations for a full year in fiscal 2011, as well as organic growth in Independent’s interest-earning assets. In addition, Independent’s interest rate spread increased by one basis point to 4.28% for fiscal 2011 from 4.27% for fiscal 2010. That improvement in the interest rate spread was due to Independent’s cost of funds declining by 34 basis points, to 1.41% for fiscal 2011 from 1.75% for fiscal 2010, versus a 33 basis point decline in the yield on interest-earning assets to an average rate of 5.69% for fiscal 2011 from 6.02% for fiscal 2010. Independent’s weighted-average yield on Independent’s interest-earning assets for fiscal 2011 decreased as Independent redeployed the proceeds of amortizing and maturing assets and other funds in a lower rate environment.

Average Balance Sheet, Interest and Yield/Rate Analysis. The following table presents average balance sheet information, interest income, interest expense and the corresponding average yields earned and rates paid for the years ended December 31, 2011 and December 31, 2010. The average balances are principally daily averages and, for loans, include both performing and nonperforming balances.

	For the Year Ended December 31,
	2011			2010
	Average Outstanding Balance(1)	Interest	Yield/ Rate	Average Outstanding Balance(1)	Interest	Yield/ Rate
(dollars in thousands)
Interest-earning assets
Loans(1)	$920,296	$57,263	6.22%	$775,279	$49,614	6.40%
Taxable securities	70,042	1,767	2.52	51,626	1,903	3.69
Nontaxable securities	14,314	522	3.65	3,804	147	3.86
Federal funds sold and other	43,039	87	0.20	28,179	70	0.25

Total interest-earning assets	1,047,691	59,639	5.69	858,888	51,734	6.02
Noninterest-earning assets	133,002			110,434

Total assets	$1,180,693			$969,322

Interest-bearing liabilities
Checking accounts	$443,890	$5,082	1.14%	$326,563	5,197	1.59%
Savings accounts	86,080	926	1.08	47,656	645	1.35
Limited access money market accounts	27,525	132	0.48	20,304	136	0.67
Certificates of deposit	285,808	3,772	1.32	289,841	4,801	1.66

Total deposits	843,303	9,912	1.18	684,364	10,779	1.58
FHLB advances	59,329	1,477	2.49	63,132	1,425	2.26
Notes payable and other borrowings	30,030	1,489	4.96	20,105	981	4.88
Junior subordinated debentures	14,538	480	3.30	14,538	484	3.33

Total interest-bearing liabilities	947,200	13,358	1.41	782,139	13,669	1.75
Noninterest-bearing checking accounts	148,700			116,196
Other noninterest-bearing liabilities	5,871			2,637
Stockholders’ equity	78,922			68,350

Total liabilities and equity	$1,180,693			$969,322

Net interest income		$46,281			$38,065

Interest rate spread			4.28%			4.27%
Net interest margin(2)			4.42			4.43
Average interest-earning assets to average interest-bearing liabilities			110.61			109.81

(1)	Average loan balances include nonaccrual loans.
(2)	Net interest margins for the years presented represent: (i) the difference between interest income on interest-earning assets and the interest expense on interest-bearing liabilities, divided by (ii) average interest-earning assets for the year.

Interest Rates and Operating Interest Differential. Increases and decreases in interest income and interest expense result from changes in average balances (volume) of interest-earning assets and interest-bearing liabilities, as well as changes in average interest rates. The following table shows the effect that these factors had on the interest earned in Independent’s interest-earning assets and the interest incurred on Independent’s interest-bearing liabilities. The effect of changes in volume is determined by multiplying the change in volume by the previous year’s average rate. Similarly, the effect of rate changes is calculated by multiplying the change in average rate by the previous year’s volume. For purposes of this table, changes attributable to both volume and rate, which cannot be segregated, have been allocated to the changes due to volume and the changes due to rate in proportion to the relationship of the absolute dollar amounts of change in each.

	For the Year Ended December 31, 2011 v. 2010
	Increase (Decrease) Due to		Total Increase (Decrease)
	Volume	Rate
(dollars in thousands)
Interest-earning assets:
Loans	$9,056	$(1,407)	$7,649
Taxable securities	565	(701)	(136)
Nontaxable securities	384	(9)	375
Federal funds sold and other	32	(15)	17

Total interest-earning assets	$10,037	$(2,132)	$7,905

Interest-bearing liabilities:
Checking accounts	$1,573	$(1,689)	$(116)
Savings accounts	435	(154)	281
Limited access money market accounts	41	(45)	(4)
Certificates of deposit	(44)	(984)	(1,028)

Total deposits	2,005	(2,872)	(867)
FHLB advances	(89)	141	52
Notes payable and other borrowings	737	(229)	508
Junior subordinated debentures	—	(4)	(4)

Total interest-bearing liabilities	2,653	(2,964)	(311)

Net interest income	$7,384	$832	$8,216

Interest Income. Independent’s total interest income increased $7.9 million, or 15.3%, to $59.6 million in fiscal 2011 from $51.7 million in fiscal 2010. The following table sets forth the major components of Independent’s interest income for the years ended December 31, 2011 and 2010 and the year-over-year variations in such categories of interest income:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Interest income
Interest and fees on loans	$57,263	$49,614	$7,649
Interest on taxable securities	1,767	1,903	(136)
Interest on nontaxable securities	522	147	375
Interest on federal funds sold and other	87	70	17

Total interest income	$59,639	$51,734	$7,905

Interest and fee income on Independent’s total loan portfolio for fiscal 2011 increased by 15.4% compared with such income in fiscal 2010, primarily as a result of an increase of $145.0 million, or 18.7%, in the average balance of Independent’s loans for fiscal 2011 to $920.3 million as compared with $775.3 million for fiscal 2010. That increase resulted in part from the organic growth of Independent’s loan portfolio and the acquisition of loans of $67.5 million in the Town Center Bank and Farmersville Bancshares acquisitions during the third quarter of fiscal 2010.

Independent experienced a 7.1% decrease in the interest Independent earned on taxable securities in fiscal 2011. That decrease occurred as a result of a lower average yield on such securities, although a higher average balance of taxable securities available for sale partially offset the effect of that lower average yield. The average balance on taxable securities increased by $18.4 million to $70.0 million for fiscal 2011 from $51.6 million for fiscal 2010. The average yield on such securities decreased to 2.52% for fiscal 2011 from 3.69% for fiscal 2010. The decline in the yield occurred as Independent reinvested the proceeds of maturing securities in securities bearing interest at the lower interest rates that were available in a declining interest rate environment.

Independent’s interest on nontaxable securities increased 255.1% in fiscal 2011 over fiscal 2010 primarily as a result of an increase in the average nontaxable securities portfolio balance in fiscal 2011 over fiscal 2010, which increase occurred as Independent altered the allocation of capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of Texas state and municipal governmental subdivisions in order to diversify Independent’s investment securities portfolio and enhance yield. These securities consist of primarily general obligation bonds issued by independent school districts located in Texas and are guaranteed by the Texas Permanent School Fund. Bonds guaranteed by that fund are currently rated AAA by Standard & Poors’ Ratings Services. The average balance of nontaxable securities increased by $10.5 million to $14.3 million for fiscal 2011 from $3.8 million for fiscal 2010.

Interest Expense. Independent’s total interest expense on interest-bearing liabilities decreased $311 thousand, or 2.3%, to $13.4 million in fiscal 2011 from $13.7 million in fiscal 2010. The following table sets forth the major components of Independent’s interest expense for fiscal 2011 and fiscal 2010 and the year-over-year variations in such categories of interest expense:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Interest Expense
Interest on deposits	$9,912	$10,779	$(867)
Interest of FHLB advances	1,477	1,425	52
Interest on notes payable and other borrowings	1,489	981	508
Interest on junior subordinated debentures	480	484	(4)

Total interest expense	$13,358	$13,669	$(311)

Deposit interest expense for fiscal 2011 decreased 8.0% from fiscal 2010 as a result of a lower weighted-average rate on interest-bearing deposits, which lower rate was partially offset by an increase of $158.9 million, or 23.2%, in Independent’s average interest-bearing deposit balance to $843.3 million in fiscal 2011 from an average of $684.4 million in fiscal 2010. The decrease in Independent’s cost of funds from interest-bearing deposits was primarily attributable to lower market interest rates and the increase in the portion of all interest-bearing deposits represented by interest-bearing checking, savings and money market accounts, on which Independent typically pays lower rates than those Independent pays on its certificates of deposit. The average balance of Independent’s interest-bearing checking accounts increased by $117.3 million to $443.9 million for 2011, while savings accounts increased by $38.4 million to $86.1 million for 2011. The increase in Independent’s average interest-bearing deposit balance in fiscal 2011 was primarily attributable to the inclusion for all of fiscal 2011 of deposits assumed in the Town Center Bank and Farmersville Bancshares acquisitions in the third quarter of fiscal 2010, as well as organic growth in Independent’s interest-bearing deposits.

Interest expense on FHLB advances for fiscal 2011 increased by $0.1 million, or 3.6%, due to the higher average rate that Independent paid on such advances, the effect of which was partially offset by a lower average balance of those advances, which decreased by $3.8 million to $59.3 million for fiscal 2011. The average rate on those advances increased by 23 basis points to 2.49% for fiscal 2011. The higher average rate was attributable to new intermediate-term (3-to 5-year term) advances.

In addition, the interest expense on Independent’s notes payable and other borrowings for fiscal 2011 increased by $508,000, or 51.8%, as a result of primarily a higher average balance, partially offset by a lower average rate. The average balance of Independent’s notes payable and other borrowings increased by $9.9 million primarily as a result of the financing received from an unaffiliated commercial bank in connection with the acquisition of the Adriatica-related loans in June 2011 and the issuance of subordinated debt in fiscal 2011 to increase capital.

Provision for Loan Losses

Independent increased Independent’s allowance for loan losses to $9.1 million as of December 31, 2011 from a balance of $8.4 million as of December 31, 2010 as Independent’s loan portfolio grew. The increase was made through provisions for loan losses totaling $1.7 million in fiscal 2011, the effect of which on Independent’s allowance for loan losses was offset to a significant degree by net charge-offs of $1.0 million in fiscal 2011. Independent’s provision for loan losses in fiscal 2010 was $4.0 million. The lower provision for loan losses in fiscal 2011 reflects lower loan losses in fiscal 2011 than in fiscal 2010, which enabled Independent to maintain an appropriate allowance for loan losses while making the provision described above. The lower loan losses resulted from improvements in borrowers’ ability to perform and the collection of problem assets. Independent had made a provision of $4.0 million in fiscal 2010 to absorb $2.4 million in net charge-offs made during fiscal 2010, largely with respect to a limited number of commercial and real estate loans, and to provide for increased risk. In addition, the provision for loan losses increased the unallocated portion of Independent’s allowance for loan losses to reflect the risk inherent in lending. Independent did not make any specific provision for loan losses in fiscal 2010 or fiscal 2011 with respect to the loans acquired in the Town Center Bank and Farmersville Bancshares acquisitions that Independent consummated in fiscal 2010 because, in accordance with purchase accounting standards, Independent recorded those loans at fair value at the date of acquisition.

Noninterest Income

Noninterest income decreased $4.4 million, or 36.6%, to $7.7 million in fiscal 2011 from $12.2 million in fiscal 2010. This decline was primarily the result of the recognition in fiscal 2010 of a $6.7 million bargain purchase gain on the acquisition of banks in the third quarter of fiscal 2010, although the effect of that decline was lessened by the increase of $913 thousand in mortgage fee income in fiscal 2011 over fiscal 2010. Noninterest income from sources other than the gains on bargain purchases in the acquisitions of banks, gains on the foreclosure of the collateral securing the loans secured by the Adriatica real property and gains on real property sales recognized in fiscal 2010 increased $2.2 million, or 41.1%, in fiscal 2011 compared with fiscal 2010. The following table sets forth the major components of Independent’s noninterest income for the years ended December 31, 2011 and 2010:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Noninterest Income
Service charges on deposit accounts	$3,383	$2,841	$542
Mortgage fee income	2,654	1,741	913
Bargain purchase gain on acquisition of banks	—	6,692	(6,692)
(Loss) gain on other real estate transactions	104	136	(32)
Gain on Adriatica real estate transactions	814	—	814
Gain on sale of premises and equipment	21	1	20
Increase in cash surrender value of bank owned life insurance	330	303	27
All other noninterest income	402	442	(40)

Total noninterest income	$7,708	$12,156	$(4,448)

Service charges on deposits. Noninterest income from service charges on deposits for fiscal 2011 increased by $542 thousand, or 19.1%, compared with the prior year primarily due to higher ATM-related fees and overdraft protection and other deposit-related service charges resulting from a higher number of transaction accounts.

Mortgage fee income. Income from Independent’s mortgage brokerage operations for fiscal 2011 increased by 52.4% over income for such category in fiscal 2010. That fee income increased as a result of the addition of new mortgage brokerage personnel and increases in referrals from Independent Bank’s personnel, as well as increased demand for refinancings of existing mortgage loans and for new purchase loans.

Bargain purchase gains on the acquisition of banks. Independent recognized an aggregate gain of $6.7 million on the acquisitions in fiscal 2010 of Town Center Bank and Farmersville Bancshares. Such gains were recognized primarily as a result of the determination, based on independent appraisals, that the value of certain of the assets acquired in such acquisitions was in excess of the purchase price of such assets. Independent did not acquire any banking or other institutions or significant amounts of assets in extraordinary transactions during fiscal 2011.

Gains on Adriatica real estate transactions. In December 2011, Independent sold a parcel of undeveloped land and an undivided interest in certain common areas of the Adriatica development, which Independent had acquired in June 2011, to a company controlled by certain officers and directors of Independent for a gain of $115 thousand. See “Certain Relationships and Related Person Transactions—Related Person Transactions” for more information regarding this transaction. In addition, in fiscal 2011, Independent recognized a gain of $699 thousand when Independent acquired the Adriatica real property in a deed-in-lieu of foreclosure transaction.

Noninterest Expense

Noninterest expense increased $5.6 million, or 16.9%, to $38.6 million in fiscal 2011 from $33.1 million in fiscal 2010. The following table sets forth the major components of Independent’s noninterest expense for the years ended December 31, 2011 and 2010:

(dollars in thousands)	For the Year Ended December 31,		Variance
	2011	2010	2011 v. 2010
Noninterest Expense
Salaries and employee benefits	$21,118	$17,019	$4,099
Occupancy	6,776	5,552	1,224
Data processing	850	708	142
FDIC assessment	1,238	1,042	196
Advertising and public relations	589	483	106
Communications	1,074	843	231
Net other real estate owned expenses (including taxes)	403	825	(422)
Net expenses of operations of IBG Adriatica	871	—	871
Impairment of other real estate	184	805	(621)
Amortization of core deposit intangibles	567	431	136
Professional fees	971	750	221
Acquisition expense, including legal	—	668	(668)
Other	3,998	3,936	62

Total noninterest expense	$38,639	$33,062	$5,577

Salaries and employee benefits. Independent’s salaries and employee benefits expense, which historically has been the largest component of Independent’s noninterest expense, increased 24.1% from fiscal 2010 to fiscal 2011. The increase was attributable to an increase in the number of Independent’s full-time equivalent employees, due in large part to the additional employees of the banks Independent acquired in fiscal 2010. Independent also added an experienced lending team during the third quarter of fiscal 2011 to expand Independent’s commercial lending operations. In addition, Independent Bank paid higher total bonuses in fiscal 2011 than in fiscal 2010 as a result of the increase in Independent’s profitability, increased mortgage loan production and certain performance targets being met during fiscal 2011.

Occupancy expense. Occupancy expense increased $1.2 million, or 22.1%, as a result of higher depreciation expense on Independent’s premises and equipment, increased real estate taxes and higher utilities and other occupancy costs related to the five branches added in bank acquisitions in July and September of 2010.

Data processing expense. The 20.1% increase in data processing costs from fiscal 2010 to fiscal 2011 resulted from increased charges of Independent’s core service provider due to the increase in the number of Independent’s branches and users, as well as expenses incurred in the enhancement of Independent’s technology infrastructure.

Communications expense. Communications expense for the year ended December 31, 2011 increased by 27.4% as a result of the additional communications costs being incurred for acquired bank branches and to upgrade Independent’s communications capabilities.

FDIC insurance assessment expense. FDIC insurance assessment expense increased 18.8% in fiscal 2011 over the amount of the assessment in fiscal 2010. This increase was primarily attributable to an increase of $191.4 million, or 23.9%, in Independent’s average deposit balance to $992.0 million for fiscal 2011 from $800.6 million for fiscal 2010 as a result of organic growth in Independent’s deposit base during fiscal 2011 and the first full year of inclusion of deposit liabilities assumed in the Town Center Bank and Farmersville Bancshares acquisitions.

Net other real estate owned expenses. Independent’s net other real estate expense (which exclude the expenses from operations of IBG Adriatica) decreased 51.2% in fiscal 2011 from fiscal 2010. The decrease resulted from a lower volume of foreclosures and lower costs related to the holding of other real estate owned.

Net expenses from operations of IBG Adriatica. Independent acquired the Adriatica real property in fiscal 2011 and, consequently, fiscal 2011 was the first fiscal year in which Independent had net expenses from the operation and maintenance of the Adriatica real estate. The expenses Independent incurred for that period were offset to a degree by rental income from buildings on the property. The gains Independent recognized on the sales of portions of the property were recognized as noninterest income.

Impairment of other real estate. Impairment of other real estate for fiscal 2011 decreased by $621 thousand, or 77.1%. The impairment expense for fiscal 2010 resulted primarily from write downs of the carrying value of certain portions of Independent’s other real estate, primarily several single-family homes. Impairments were recognized in order to facilitate a quicker sale of the properties acquired.

Professional fees. Professional fees for the year ended December 31, 2011 increased by $0.2 million, or 29.5%, due primarily to higher independent audit fees related to Independent being subject to additional audit requirements under banking regulations for fiscal 2011 as Independent’s total assets exceeded the $1 billion threshold of such requirements and, to a lesser extent, legal fees.

Acquisition expense. Independent incurred no acquisition expenses in fiscal 2011 as Independent did not complete an acquisition during that year. Independent had incurred $0.7 million of acquisition expenses, including legal, in fiscal 2010 relating to the acquisitions of Town Center Bank and Farmersville Bancshares.

Pro Forma Income Tax Expense and Net Income

As a result of Independent’s status as an S corporation as discussed above, Independent had no federal income tax expense for fiscal 2011 or fiscal 2010. Independent has determined that had it been taxed as a C corporation and paid federal income taxes for fiscal 2011 and fiscal 2010, Independent’s pro forma effective federal income rates would have been 31.7% for fiscal 2011 and 33.1% for fiscal 2010 in light of Independent’s federal corporate income tax rate of 35% and the fact that a portion of Independent’s net income earned during that period was from nontaxable securities and life insurance income. Independent’s net income for fiscal 2011 and fiscal 2010 was $13.7 million and $13.1 million, respectively, Independent’s tax-exempt interest income for such periods was $0.5 million and $0.1 million, respectively, and Independent had nontaxable increases in the value of BOLI of $0.3 million for such periods. On a pro forma basis, Independent’s provision for federal income taxes would have been $4.3 million for each of fiscal 2011 and fiscal 2010. As a result of the foregoing factors, Independent’s pro form net income, after federal taxes, for fiscal 2011 and fiscal 2010 would have been $9.4 million and $8.8 million, respectively.

Discussion and Analysis of Financial Condition

The following discussion and analysis of Independent’s financial condition discusses and analyzes the financial condition of Independent as of September 30, 2013, and December 31, 2012 and December 31, 2011 and certain changes in that financial condition from December 31, 2012 to September 30, 2013, from December 31, 2011 to December 31, 2012, and from December 31, 2010, to December 31, 2011.

Assets

Independent’s total assets increased by $214.7, or 12.3%, to $2.0 billion as of September 30, 2013, from $1.7 billion at December 31, 2012. Such increase was primarily the result of a $179.5 million, or 13.1%, increase in Independent’s loans, net of allowance for loan losses, from December 31, 2012 to September 30, 2013, which occurred for the reasons discussed in “—Loan Portfolio” below as well as the receipt and temporary investment of the portion of the net proceeds of $86.7 million from Independent’s initial public offering of its common stock not applied to the repayment of indebtedness.

Independent’s total assets increased by $485.7 million, or 38.7%, to $1.7 billion as of December 31, 2012, from $1.3 billion as of December 31, 2011, primarily due to organic growth in Independent’s loan portfolio, the acquisition of $283.6 million of total assets from Independent’s two acquisitions in 2012 and a $19.4 million increase in Independent’s securities available for sale.

Independent’s total assets increased $156.2 million, or 14.2%, to $1.3 billion as of December 31, 2011 from $1.1 billion as of December 31, 2010, primarily as a result of a $128.2 million increase in Independent’s loan portfolio, a $41.4 million increase in Independent’s securities available for sale and Independent’s $16.1 million investment in Adriatica real estate.

Loan Portfolio

Independent’s loan portfolio is the largest category of Independent’s earning assets. As of September 30, 2013, loans, net of allowance for loan losses, totaled $1.5 billion, which is an increase of 13.1% over the nine months. The growth in the loan portfolio from December 31, 2012 to September 30, 2013 is primarily due to an increase in commercial and commercial real estate loan activity as a result of new lending teams, including experienced energy lenders, added during the second half of 2012. As of December 31, 2012, 2011 and 2010, loans, net of allowance for loan losses, totaled $1.4 billion, $979.6 million and $851.7 million, respectively. The following table presents the balance and associated percentage of each major category in Independent’s loan portfolio as of September 30, 2013, December 31, 2012, 2011 and 2010:

	As of September 30, 2013		As of December 31,
			2012		2011		2010
	Amount	% of Total	Amount	% of Total	Amount	% of Total	Amount	% of Total
(dollars in thousands)
Commercial	$209,453	13.4%	$169,882	12.3%	$127,827	12.9%	$121,805	14.2%
Real estate:
Commercial real estate	768,427	49.3	648,494	47.0	470,820	47.6	361,106	42.0
Commercial construction, land and land development	95,661	6.1	97,329	7.1	79,063	8.0	81,270	9.4
Residential real estate(1)	335,566	21.5	315,349	22.9	222,929	22.6	211,297	24.6
Single-family interim construction	77,493	5.0	67,920	4.9	24,592	2.5	20,402	2.4
Agricultural	31,445	2.0	40,127	2.9	34,923	3.5	32,902	3.8
Consumer	41,747	2.7	39,502	2.9	28,437	2.9	31,270	3.6
Other	60	—	73	—	80	—	76	—

Total loans	1,559,852	100.0%	1,378,676	100.0%	988,671	100.0%	860,128	100.0%

Other items:
Allowance for losses	(13,145)		(11,478)		(9,060)		(8,403)

Total loans, net	$1,546,707		$1,367,198		$979,611		$851,725

(1)	Includes mortgage loans held for sale as of September 30, 2013, December 31, 2012, 2011 and 2010 of $4.2 million, $9.2 million, $3.0 million and $3.3 million, respectively.

Loans prior to Independent’s allowance for loan losses increased $181.2 million, or 13.1%, to $1.6 billion at September 30, 2013, from $1.4 billion as of December 31, 2012, and $390.0 million, or 39.4%, to $1.4 billion as of December 31, 2012 from $988.7 million as of December 31, 2011, as a result of the organic growth of Independent’s loan portfolio and Independent’s two acquisitions in 2012. Loans prior to Independent’s allowance for loan losses increased $128.5 million, or 14.9%, to $988.7 million as of December 31, 2011 from $860.1 million as of December 31, 2010, as a result of organic growth in Independent’s loan portfolio, as Independent hired additional experienced lenders, expanded within Independent’s markets and benefited from increasing loan demand.

The following table sets forth the contractual maturities, including scheduled principal repayments, of Independent’s loan portfolio (which includes balloon notes) and the distribution between fixed and adjustable interest rate loans as of December 31, 2012:

As of December 31, 2012	Within One Year		One Year to Five Years		After Five Years		Total
(dollars in thousands)	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate	Fixed Rate	Adjustable Rate
Commercial	$41,304	$32,930	$47,996	$26,480	$12,151	$9,020	$101,452	$68,430
Real estate:
Commercial real estate	44,076	23,178	140,296	109,633	121,371	209,941	305,743	342,752
Commercial construction, land and land development	18,091	13,098	34,050	8,625	5,558	17,907	57,698	39,630
Residential real estate	55,751	11,520	106,796	21,165	60,977	59,139	223,524	91,824
Single family interim construction	49,707	13,227	3,108	492	686	700	53,501	14,419
Agricultural	10,775	7,746	10,219	3,862	2,406	5,119	23,400	16,727
Consumer	16,435	12,591	9,623	577	227	50	26,285	13,218
Other	73	—	—	—	—	—	73	—

Total loans	$236,212	$114,290	$352,088	$170,834	$203,376	$301,876	$791,676	$587,000

The principal categories of Independent’s loan portfolio are discussed below:

Commercial loans. Independent provides a mix of variable and fixed rate commercial loans. The loans are typically made to small-and medium-sized manufacturing, wholesale, retail, energy related service businesses and medical practices for working capital needs and business expansions. Commercial loans generally include lines of credit and loans with maturities of five years or less. The loans are generally made with operating cash flows as the primary source of repayment, but may also include collateralization by inventory, accounts receivable, equipment and/or personal guarantees. Independent plans to continue to make commercial loans an area of emphasis in Independent’s lending operations in the future.

Commercial loans increased $39.6 million, or 23.3%, to $209.5 million as of September 30, 2013 from $169.9 million as of December 31, 2012. This increase is primarily attributable to loans originated by Independent’s energy lending group and other organic growth in Independent’s commercial loan portfolio. Independent’s commercial loan portfolio increased $42.1 million, or 32.9%, to $169.9 million as of December 31, 2012, from $127.8 million as of December 31, 2011, with the increase primarily attributable to the commercial loans acquired in Independent’s acquisition of CGI and the loans originated by Independent’s energy lending group. Commercial loans increased $6.0 million, or 4.9%, to $127.8 million as of December 31, 2011 from $121.8 million as of December 31, 2010, as a result of increased lending activity.

Commercial real estate loans. Independent’s commercial real estate loans generally are used by customers to finance their purchase of office buildings, retail centers, medical facilities and mixed-use buildings. Approximately 47%, 55%, 62% and 69% of Independent’s commercial real estate loans as of September 30, 2013, December 31, 2012, 2011 and 2010, respectively, were owner-occupied. Such loans generally involve less risk than loans on investment property. Independent expects that commercial real estate loans will continue to be a significant portion of Independent’s total loan portfolio and an area of emphasis in Independent’s lending operations.

Commercial real estate loans increased $119.9 million, or 18.5%, to $768.4 million as of September 30, 2013 from $648.5 million as of December 31, 2012. That increase was due to a general increase in lending activity, primarily in the Austin region. Independent’s commercial real estate loans increased $177.7 million, or 37.7%, to $648.5 million as of December 31, 2012 from $470.8 million as of December 31, 2011, as a result of Independent’s two acquisitions and increased lending activity. Commercial real estate loans balance as of December 31, 2011, represented an increase of $109.7 million, or 30.4%, from the balance of $361.1 million as of December 31, 2010, which increase resulted from increased demand for commercial real estate loans within Independent’s markets and from increased lending activity resulting from the addition of experienced lending officers in growing markets.

Commercial construction, land and land development loans. Independent’s commercial construction, land and land development loans comprise loans to fund commercial construction, land acquisition and real estate development construction. Although Independent continues to make commercial construction loans, land acquisition and land development loans on a selective basis, Independent does not expect Independent’s lending in this area to result in this category of loans being a significantly greater portion of Independent’s total loan portfolio.

Commercial construction, land and land development loans decreased $1.7 million, or 1.7%, to $95.7 million as of September 30, 2013 from $97.3 million as of December 31, 2012. Independent’s loans in this segment of its loan portfolio increased $18.3 million, or 23.1%, to $97.3 million as of December 31, 2012, from $79.1 million as of December 31, 2011. The December 31, 2011, balance reflected a decrease of $2.2 million, or 2.7%, from a balance of $81.3 million as of December 31, 2010. The decrease in loans in this category from December 31, 2012, to September 30, 2013, was primarily as a result of general decreased lending activity in this area, while the increase in such loans from December 31, 2011, to December 31, 2012, resulted primarily from the I Bank Holding Company acquisition. The decrease in the aggregate amount of loans in this category that Independent experienced from December 31, 2010, to December 31, 2011, occurred as a result of lower demand for such loans.

Residential real estate loans. Independent’s residential real estate loans are primarily made with respect to and secured by single-family homes, which are both owner-occupied and investor owned and include a limited amount of home equity loans, with a relatively small average loan balance spread across many individual borrowers. However, Independent’s loan portfolio also includes a number of multi-family housing real estate loans. Independent expects that Independent will continue to make residential real estate loans, with an emphasis on single-family housing loans, so long as housing values in Independent’s markets do not deteriorate from current prevailing levels and Independent is able to make such loans consistent with Independent’s current credit and underwriting standards.
Independent’s residential real estate loan portfolio grew by $20.2 million, or 6.4%, to a balance of $335.6 million as of September 30, 2013 from $315.3 million as of December 31, 2012. The increase in this loan category resulted from the sustained demand in the residential real estate market. The significantly slower rate of growth in this type of loan from December 31, 2012, to September 30, 2013, reflects the effect of the I Bank acquisition on the rate of growth in 2012. Residential real estate loans increased $92.4 million, or 41.5%, to such December 31, 2012, balance from $222.9 million as of December 31, 2011, which balance was an increase of $11.6 million, or 5.5%, from $211.3 million as of December 31, 2010. The increase in loans in this category from December 31, 2011 to December 31, 2012 resulted from the I Bank Holding Company acquisition and increased lending activity. The increase in the aggregate amount of loans in this category that Independent experienced from December 31, 2010 to December 31, 2011 occurred as a result of increased lending activity due to an increase in demand.

Single-family interim construction loans. Independent makes single-family interim construction loans to home builders and individuals to fund the construction of single-family residences with the understanding that such loans will be repaid from the proceeds of the sale of the homes by builders or, in the case of individuals building their own homes, with the proceeds of a permanent mortgage loan. Such loans are secured by the real property being built and are made based on Independent’s assessment of the value of the property on an as-completed basis. Independent expects to continue to make single-family interim construction loans so long as demand for such loans continues and the market for single-family housing and the values of such properties remain stable or continue to improve in Independent’s markets.

The balance of single-family interim construction loans in Independent’s loan portfolio increased by $9.6 million, or 14.1%, to $77.5 million as of September 30, 2013 from the balance of $67.9 million as of December 31, 2012. That increase resulted from the sustained demand in the residential real estate market. That December 31, 2012 balance represented an increase of $43.3 million, or 176.2%, from $24.6 million as of

December 31, 2011, as a result of the acquisition of these types of loans in the I Bank transaction and as demand for new housing and new housing starts increased in Independent’s market areas during fiscal 2012. The significantly slower rate of growth in this type of loan from December 31, 2012, to September 30, 2013, reflects the effect of the I Bank acquisition on the rate of growth in 2012. The balance of these loans increased by $4.2 million from $20.4 million as of December 31, 2010, to $24.6 million as of December 31, 2011, as Independent experienced the beginning of an increase in demand for new housing and new housing starts in Independent’s market areas in fiscal 2011.

Other categories of loans. Other categories of loans included in Independent’s loan portfolio include agricultural loans made to farmers and ranchers relating to their operations, consumer loans made to individuals for personal purposes, including automobile purchase loans and personal lines of credit. None of these categories of loans represents a significant portion of Independent’s total loan portfolio or represents more than 4.0% of Independent’s total loan portfolio as of September 30, 2013 or December 31, 2012, 2011 or 2010.

Asset Quality

Nonperforming Assets. Independent has established procedures to assist Independent in maintaining the overall quality of Independent’s loan portfolio. In addition, Independent has adopted underwriting guidelines to be followed by Independent’s lending officers and require significant senior management review of proposed extensions of credit exceeding certain thresholds. When delinquencies exist, Independent rigorously monitors the levels of such delinquencies for any negative or adverse trends. Independent’s loan review procedures include approval of lending policies and underwriting guidelines by Independent Bank’s board of directors, an annual independent loan review, approval of large credit relationships by Independent Bank’s Directors’ Loan Committee and loan quality documentation procedures. Independent, like other financial institutions, is subject to the risk that its loan portfolio will be subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

Independent discontinues accruing interest on a loan when management of Independent believes, after considering Independent’s collection efforts and other factors, that the borrower’s financial condition is such that collection of interest of that loan is doubtful. Loans are placed on nonaccrual status or charged-off at an earlier date if collection of principal or interest is considered doubtful. All interest accrued but not collected for loans, including troubled debt restructurings, that are placed on nonaccrual status or charged off is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured. Independent did not make any changes in Independent’s nonaccrual policy during the first nine months of 2013, fiscal 2012, fiscal 2011 or fiscal 2010.

Placing a loan on nonaccrual status has a two-fold impact on net interest earnings. First, it may cause a charge against earnings for the interest which had been accrued in the current year but not yet collected on the loan. Second, it eliminates future interest income with respect to that particular loan from Independent’s revenues. Interest on such loans is not recognized until the entire principal is collected or until the loan is returned to performing status. Independent had $2.9 million, $6.6 million, $4.4 million and $7.8 million in loans on nonaccrual status as of September 30, 2013 and December 31, 2012, 2011 and 2010, respectively. The decrease from December 31, 2010 to December 31, 2011 as a result of collections of loans by means of foreclosures and reductions in nonperforming loans by other means, including payoffs. However, Independent had an increase in loans on nonaccrual status from December 31, 2011 to December 31, 2012 as a result of one large loan acquired in the I Bank Holding Company acquisition and one internally originated commercial real estate loan that was placed on nonaccrual status in December 2012. The effect of these additional nonaccrual loans was partially offset by the paydown of certain residential real estate loans on nonaccrual status. Independent’s loans on nonaccrual status decreased from December 31, 2012 to September 30, 2013 primarily as a result of the payoff of a $1.8 million loan that was on nonaccrual status at December 31, 2012 and a foreclosure that resulted in the transfer of a $2.3 million nonaccrual loan to other real estate owned.

Real estate Independent has acquired as a result of foreclosure or by deed-in-lieu of foreclosure is classified as other real estate owned until sold. Independent’s policy is to initially record other real estate at fair value less estimated costs to sell at the date of foreclosure. After foreclosure, other real estate is carried at the lower of the initial carrying amount (fair value less estimated costs to sell or lease), or at the value determined by subsequent appraisals of the other real estate.

Independent obtains appraisals of real property that secure loans and may update such appraisals of real property securing loans categorized as nonperforming loans and potential problem loans, in each case as required by regulatory guidelines. In instances where updated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write-downs or appropriate additions to the allowance for loan losses.

Independent periodically modifies loans to extend the term or make other concessions to help a borrower with a deteriorating financial condition stay current on their loan and to avoid foreclosure. Independent generally does not forgive principal or interest on loans or modify the interest rates on loans to rates that are below market rates. Under applicable accounting standards, such loan modifications are generally classified as troubled debt restructurings.

The following table sets forth the allocation of Independent’s nonperforming assets among Independent’s different asset categories as of the dates indicated. Independent classifies nonperforming loans as nonaccrual loans, loans past due 90 days or more and still accruing interest or loans modified under restructurings as a result of the borrower experiencing financial difficulties. The balances of nonperforming loans reflect the net investment in these assets, including deductions for purchase discounts.

	As of September 30,	As of December 31,
(dollars in thousands)	2013	2012	2011	2010
Nonaccrual loans
Commercial	$189	$218	$131	$194
Real estate:
Commercial real estate, construction, land and land development	827	4,857	1,291	5,531
Residential real estate	1,816	894	2,864	2,079
Single-family interim construction	—	560	91	—
Agricultural	—	—	—	—
Consumer	43	70	54	42
Other	—	—	—	—

Total nonaccrual loans(1)	2,875	6,599	4,431	7,846

Loans delinquent 90 days or more and still accruing
Commercial	—	—	31	39
Real estate:
Commercial real estate, construction, land and land development	—	—	—	—
Residential real estate	—	—	—	92
Single-family interim construction	—	—	—	—
Agricultural	—	—	—	2
Consumer	—	2	24	1
Other	—	—	—	—

Total loans delinquent 90 days or more and still accruing	—	2	55	134

Troubled debt restructurings, not included in nonaccrual loans
Commercial	114	481	552	147
Real estate:
Commercial real estate, construction, land and land development	3,102	1,778	6,094	7,671
Residential real estate	571	2,165	136	382
Single-family interim construction	—	—	—	—
Agricultural	—	—	—	—
Consumer	1	9	12	—
Other	—	—	—	—

Total troubled debt restructurings, not included in nonaccrual loans	3,788	4,433	6,794	8,200

Total nonperforming loans	6,663	11,034	11,280	16,180

Other real estate owned (Bank only)
Commercial real estate, construction, land and land development	8,092	6,166	7,835	7,164
Residential real estate	284	653	100	155
Single-family interim construction	—	—	—	—
Agricultural real estate	—	—	457	535

Total other real estate owned	8,376	6,819	8,392	7,854

Adriatica real estate owned	9,678	9,727	16,065	—

Total nonperforming assets	$24,717	$27,580	$35,737	$24,034

Ratio of nonperforming loans to total loans	0.43%	0.81%	1.14%	1.89%
Ratio of nonperforming assets to total assets	1.26	1.59	2.85	2.19

(1)	Nonaccrual loans include troubled debt restructurings of $1.5 million, $3.1 million, $305 thousand and $480 thousand as of September 30, 2013, December 31, 2012, 2011 and 2010, respectively.

Nonaccrual loans decreased from $6.6 million as of December 31, 2012 to $2.9 million as of September 30, 2013. Troubled debt restructurings that were also on nonaccrual status totaled $1.5 million and $3.1 million at September 30, 2013 and December 31, 2012, respectively. These decreases primarily resulted from the payoff of a $1.8 million loan that was on nonaccrual at December 31, 2012 and a foreclosure that resulted in the transfer of a $2.3 million nonaccrual loan to other real estate. That transfer also resulted in the increase in other real estate from December 31, 2012 to September 30, 2013.

The balance of Independent’s nonperforming loans remained relatively stable from December 31, 2011 to December 31, 2012, as Independent’s troubled debt restructurings and loans delinquent 90 days or more and still accruing declined due to continued paydowns, while nonaccrual loans increased. The decrease of $4.9 million, or 30.3%, in nonperforming loans during fiscal 2011 resulted from collections and foreclosures.

Independent did not recognize any interest income on nonaccrual loans during fiscal 2012 or in fiscal 2011 while the loans were in nonaccrual status. The amount of interest Independent included in Independent’s net interest income for fiscal 2012 and fiscal 2011 with respect to loans classified as troubled debt restructurings was $351,000 and $350,000, respectively. Additional interest income that Independent would have recognized on nonaccrual loans and loans classified as troubled debt restructurings had they been current in accordance with their original terms was $277,000 and $154,000, respectively, during fiscal 2012 and fiscal 2011.

As of September 30, 2013, Independent had a total of 55 loans with an aggregate principal balance of $8.6 million that were not currently nonaccrual loans, 90 days past due loans or troubled debt restructurings, but where Independent had information about possible credit problems of the borrowers that caused Independent’s management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that could result in those loans becoming nonaccrual loans, 90 days past due loans or troubled debt restructurings in the future.

As of December 31, 2012, Independent had a total of 41 loans with an aggregate principal balance of $2.5 million that were not currently nonaccrual loans, 90 days past due loans or troubled debt restructurings, but where Independent had information about possible credit problems of the borrowers that caused Independent’s management to have serious concerns as to the ability of the borrowers to comply with present loan repayment terms and that could result in those loans becoming nonaccrual loans, 90 days past due loans or troubled debt restructurings in the future.

Independent generally continues to use the classification of acquired loans classified nonaccrual or 90 days and accruing as of the acquisition date. Independent does not classify acquired loans as troubled debt restructurings, or TDRs, unless Independent modifies an acquired loan subsequent to acquisition that meets the TDR criteria. Reported delinquency of Independent’s purchased loan portfolio is based upon the contractual terms of the loans.

As of September 30, 2013, Independent had other real estate with a carrying value of $8.4 million, up $1.6 million from the balance as of December 31, 2012.

As of December 31, 2012, Independent had other real estate with a carrying value of $6.8 million, down $1.6 million from the balance as of December 31, 2011. The balance as of December 31, 2011, $8.4 million, was up $0.5 million from Independent’s other real estate owned balance of $7.9 million as of December 31, 2010. The date-to-date changes in other real estate owned resulted from Independent’s ordinary course acquisition of real estate at foreclosures or in deed-in-lieu of foreclosure transactions, excluding the Adriatica real property, certain sales and adjustments to the carrying values of such assets.

Independent utilizes an asset risk classification system in compliance with guidelines established by the state and federal banking regulatory agencies as part of Independent’s efforts to improve asset quality. In connection with examinations of insured institutions, examiners have the authority to identify problem assets and, if appropriate, classify them. There are three classifications for problem assets: “substandard,” “doubtful,” and “loss.” Substandard assets have one or more defined weaknesses and are characterized by the distinct possibility that the insured institution will sustain some loss if the deficiencies are not corrected. Doubtful assets have the weaknesses of substandard assets with the additional characteristic that the weaknesses make collection or liquidation in full questionable and there is a high probability of loss based on currently existing facts, conditions and values. An asset classified as loss is not considered collectable and is of such little value that continuance as an asset is not warranted. Independent produces a problem asset report that is reviewed by Independent Bank’s board of directors monthly. That report also includes “pass/watch” loans and other assets especially mentioned or OAEM. Pass/ watch loans have a potential weakness that requires more frequent monitoring. OAEM credits have weaknesses that require attention. Officers and directors loan committees review these loans monthly to determine if a more severe rating is warranted.

Allowance for Loan Losses. The allowance for loan losses is established through charges to earnings in the form of a provision for loan losses. Independent’s allowance for loan losses represents Independent’s estimate of probable and reasonably estimable loan losses inherent in loans held for investment as of the respective balance sheet date. Independent’s methodology for assessing the adequacy of the allowance for loan losses includes a general allowance for performing loans, which are grouped based on similar characteristics, and an allocated allowance for individual impaired loans. Actual credit losses or recoveries are charged or credited directly to the allowance.

Independent establishes a general allowance for loan losses that Independent believes to be adequate for the losses Independent estimates to be inherent in Independent’s loan portfolio. In making Independent’s evaluation of the credit risk of the loan portfolio, Independent considers factors such as the volume, growth and composition of the loan portfolio, the diversification by industry of Independent’s commercial loan portfolio, the effect of changes in the local real estate market on collateral values, trends in past dues, the experience of the lender, changes in lending policy, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, historical loan loss experience, industry loan loss experience, the amount of nonperforming loans and related collateral and the evaluation of Independent’s loan portfolio by the loan review function.

Independent may assign a specific allowance to individual loans based on an impairment analysis. Loans are considered impaired when it is probable that Independent will be unable to collect all amounts due according to the contractual terms of the loan agreement. The amount of impairment is based on an analysis of the most probable source of repayment, including the present value of the loan’s expected future cash flows, the estimated market value or the fair value of the underlying collateral. Loans evaluated for impairment include all commercial, real estate, agricultural loans and TDRs. Smaller balance consumer loans are collectively evaluated for impairment.

Independent follows a loan review program to evaluate the credit risk in the loan portfolio. Throughout the loan review process, Independent maintains an internally classified loan watch list, which, along with a delinquency list of loans, helps management assess the overall quality of Independent’s loan portfolio and the adequacy of the allowance for loan losses. Charge-offs occur when Independent deems a loan to be uncollectible.

Analysis of the Allowance for Loan Losses. The following table sets forth the allowance for loan losses by category of loan:

			As of December 31,
(dollars in thousands)	As of September 30, 2013	% of Total Loans(1)	2012	% of Total Loans(1)	2011	% of Total Loans(1)	2010	% of Total Loans(1)
Commercial loans	$1,889	13.4%	$2,377	12.3%	$1,259	12.9%	$1,228	14.2%
Real estate:
Commercial real estate, construction, land and land development	7,380	55.4	4,924	54.1	5,051	55.6	4,294	51.4
Residential real estate	2,481	21.5	2,965	22.9	1,964	22.6	1,639	24.6
Single family interim construction	586	5.0	523	4.9	317	2.5	250	2.4
Agricultural	193	2.0	159	2.9	209	3.5	167	3.8
Consumer	329	2.7	278	2.9	235	2.9	293	3.6
Unallocated	287	—	252	—	25	—	532	—

Total allowance for loan losses	$13,145	100.0%	$11,478	100.0%	$9,060	100.0%	$8,403	100.0%

(1)	Represents the percentage of Independent’s total loans included in each loan category.

During the period from January 1, 2010 to December 31, 2012, Independent increased its allowance for loan losses from $6.7 million to $11.5 million and increased the allowance by an additional $1.7 million from December 31, 2012 to September 30, 2013. During the period from January 1, 2010 to September 30, 2013, $248 million of the growth in Independent’s loan portfolio occurred through the acquisition of loans in bank acquisitions. The problem assets in those acquisitions that might have required an allowance for loan loss if Independent had originated those loans were instead appropriately recorded at their fair value determined in accordance with business combination accounting guidance, as were other loans acquired in those acquisitions. As of December 31, 2012, the outstanding contractual balance of purchased impaired loans was $9.2 million, with a recorded balance of $6.9 million, while as of September 30, 2013, the outstanding contractual balance of purchased impaired loans was $3.6 million, with a recorded balance of $2.9 million. Had Independent originated these loans and recorded a specific reserve consistent with the current fair market value discount, Independent’s ratio of allowance of loan losses to total loans held in investment would have been 1.00% rather than 0.84% as of December 31, 2012, and 0.89% rather than 0.85% as of September 30, 2013. Independent does not believe that any other credit metrics, trends or ratios are materially impacted by Independent’s purchased loan portfolio.

As of September 30, 2013, the allowance for loan losses amounted to $13.1 million, or 0.85% of total loans held for investment, compared with $11.5 million, or 0.84% of total loans held for investment, as of December 31, 2012. Independent increased the amount of the allowance as of September 30, 2013, from the allowance as of December 31, 2012 primarily in response to the organic growth in its total loans during the nine months ended September 30, 2013. The unallocated portion of Independent’s allowance for loan losses was increased to $287 thousand as of September 30, 2013, as a result of adjustments made to qualitative factors in Independent’s allowance methodology. The allowance for loan losses as a percentage of nonperforming loans increased from 104.02% at December 31, 2012, to 197.28% at September 30, 2013, due to the decrease in nonperforming loans from $11.0 million at December 31, 2012, to $6.7 million at September 30, 2013. The decrease in nonperforming loans was primarily due to the removal of two nonaccrual loans totaling $4.1 million. As of September 30, 2013, Independent had made a specific allowance for loan losses of $708 thousand for impaired loans totaling $5.1 million, compared with a specific allowance of $989 thousand for impaired loans totaling $7.6 million as of December 31, 2012. This decrease resulted from the foreclosure and transfer of a $2.3 million impaired loan to other real estate owned.

Independent’s allowance for loan losses increased by $2.4 million to $11.5 million as of December 31, 2012 from $9.1 million as of December 31, 2011, in response to organic growth in Independent’s loan portfolio. As a consequence of that loan growth, Independent increased the unallocated portion of Independent’s allowance for loan losses by $227 thousand. Independent’s allowance for loan losses increased $657 thousand to

$9.1 million as of December 31, 2011, from $8.4 million as of December 31, 2010. The increase resulted primarily from an increase in loss exposures with commercial real estate, construction, land and land development and residential real estate loans as of December 31, 2011, although the change in Independent’s allowance for loan losses also reflects a $507 thousand decrease in the unallocated allowance for loans losses. As of December 31, 2012, impaired loans as to which Independent had made a specific allowance for loan losses totaled $7.6 million, compared with $10.0 million of such impaired loans as of December 31, 2011 and $7.1 million of such impaired loans as of December 31, 2010. The specific allowance for loan losses of such impaired loans was $989 thousand, $1.6 million and $1.3 million as of December 31, 2012, 2011 and 2010, respectively.

Although the allowance for loan losses to nonperforming loans has increased significantly over the periods presented in Independent’s consolidated financial statements appearing in this joint proxy statement/prospectus, Independent does not expect to decrease Independent’s allowance as a percentage of total loans. The allowance is primarily related to loans evaluated collectively and will continue to increase as Independent’s loan portfolio grows.

The following table provides an analysis of the provisions for loan losses, net charge-offs and recoveries for the nine months ended September 30, 2013 and the years ended December 31, 2012, 2011 and 2010 and the effects of those items on Independent’s allowance for loan losses:

	As of and for the Nine Months Ended September 30, 2013	As of and for the Year Ended December 31,
(dollars in thousands)		2012	2011	2010
Allowance for loan losses-balance at beginning of period	$11,478	$9,060	$8,403	$6,742

Charge-offs
Commercial	(581)	(169)	(23)	(579)
Real estate:
Commercial real estate, construction, land and land development	(634)	(484)	(694)	(416)
Residential real estate	(87)	(178)	(316)	(837)
Single-family interim construction	—	—	(20)	(561)
Agricultural	—	—	—	—
Consumer	(50)	(86)	(94)	(114)
Other	—	—	—	—

Total charge-offs	(1,352)	(917)	(1,147)	(2,507)

Recoveries
Commercial	14	26	17	15
Real estate:
Commercial real estate, construction, land and land development	22	68	35	3
Residential real estate	8	3	—	49
Single-family interim construction	—	—	49	10
Agricultural	—	—	—	—
Consumer	36	54	53	48
Other	—	—	—	—

Total recoveries	80	151	154	125

Net charge-offs	(1,272)	(766)	(993)	(2,382)

Provision for loan losses	2,939	3,184	1,650	4,043

Allowance for loan losses-balance at end of period	$13,145	$11,478	$9,060	$8,403

Ratios
Net charge-offs to average loan outstanding	0.12%	0.06%	0.11%	0.31%
Allowance for loan losses to nonperforming loans at end of period	197.28	104.02	80.32	51.93
Allowance for loan losses to total loans at end of period(1)	0.85	0.84	0.92	0.98

(1)	Calculation excludes loans held for sale in total loans.

Independent’s ratio of allowance to loan losses to total loans as of September 30, 2013 was 0.85%, relatively unchanged from 0.84% at December 31, 2013 as a result of the $2.9 million provision for loan losses made during the nine months ended September 30, 2013 in connection with the growth in Independent’s loan portfolio and charge-offs during that period and net charge-offs of $1.3 million during that period. The ratio of net charge-offs to average loans outstanding during the nine months ended September 30, 2013 (on an annualized basis) increased to 0.12% from 0.06% for the year ended December 31, 2012. The increase occurred as a result of three large charge-offs totaling $1.1 million during the first nine months of 2013.

The ratio of Independent’s allowance for loan losses to total loans was 0.84% as of December 31, 2012, compared to 0.92% as of December 31, 2011, which decrease occurred as a result of net charge-offs of $766 thousand occurring during fiscal 2012 and the acquisition of loans recorded at fair value. The ratio of net charge-offs to average loans outstanding decreased to 0.06% for the year ended December 31, 2012 from 0.11% for the year ended December 31, 2011 as a result of improvement in the financial condition of Independent’s borrowers and the value of the collateral securing Independent’s loans.

The ratio of Independent’s allowance for loan losses to total loans was 0.92% as of December 31, 2011, compared to 0.98% as of December 31, 2010. This ratio decreased as a result of the increase in Independent’s loan portfolio as well as net charge-offs of $1.0 million occurring during fiscal 2011. The ratio of net charge-offs to average loans outstanding decreased to 0.11% for fiscal 2011 from 0.31% for fiscal 2010 as a result of improvement in the financial condition of Independent’s borrowers and the value of the collateral securing Independent’s loans. During fiscal 2010, Independent experienced net charge-offs on certain commercial business loans and commercial, land development, residential and interim construction real estate loans attributable to conditions in the real estate market.

Securities Available for Sale

Independent’s investment strategy aims to maximize earnings while maintaining liquidity in securities with minimal credit risk. The types and maturities of securities purchased are primarily based on Independent’s current and projected liquidity and interest rate sensitivity positions. The following table sets forth the book value, which is equal to fair market value because all investment securities Independent held were classified as available for sale as of the applicable date, and the percentage of each category of securities as of September 30, 2013, and December 31, 2012, 2011 and 2010:

	As of September 30, 2013		As of December 31,
			2012		2011		2010
(dollars in thousands)	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total	Book Value	% of Total
Securities available for sale
U.S. Treasury securities	$3,521	2.69%	$3,547	3.13%	$2,550	2.71%	$1,030	1.96%
Government agency securities	88,407	67.49	70,211	61.94	65,686	69.89	41,420	78.73
Obligations of state and municipal subdivisions	36,540	27.90	36,814	32.48	22,325	23.75	5,998	11.40
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	475	0.36	680	0.60	3,430	3.65	4,163	7.91
Corporate bonds	2,044	1.56	2,103	1.85	—	—	—	—

Total securities available for sale	$130,987	100.00%	$113,355	100.00%	$93,991	100.00%	$52,611	100.00%

Independent had no gain or loss on sales of securities in the nine months ended September 30, 2013, but recognized a nominal loss on sale of securities during the nine months ended September 30, 2012. Securities represented 6.7% and 6.5% of Independent’s total assets at September 30, 2013 and December 31, 2012, respectively.

Management evaluates securities for other-than-temporary impairment (OTTI) on at least a quarterly basis and more frequently when economic of market conditions warrant such an evaluation. Management does not intend to sell any debt securities it holds and believes Independent more likely than not will not be required to sell any debt securities it holds before their anticipated recovery, at which time Independent will receive full value for the securities. Management has the ability and intent to hold the securities classified as available for sale that were in a loss position as of September 30, 2013 for a period of time sufficient for an entire recovery of the cost basis of the securities. For those securities that are impaired, the unrealized losses are largely due to interest rate changes. The fair value is expected to recover as the securities approach their maturity date. Management believes any impairment in Independent’s securities at September 30, 2013, is temporary and no impairment has been realized in Independent’s consolidated financial statements.

The following table sets forth the book value, scheduled maturities and weighted average yields for Independent’s investment portfolio as of September 30, 2013:

(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
U.S. Treasury securities
Maturing within one year	$2,512	1.92%	1.41%
Maturing in one to five years	1,009	0.77	1.06
Maturing in five to ten years	—	—	—
Maturing after ten years	—	—	—

Total U.S. Treasury securities	3,521	2.69	1.31

Government agency securities
Maturing within one year	502	0.38	1.20
Maturing in one to five years	3,025	2.31	1.48
Maturing in five to ten years	56,736	43.31	1.07
Maturing after ten years	28,144	21.49	2.19

Total government agency securities	88,407	67.49	1.43

Obligations of state and municipal subdivisions
Maturing within one year	95	0.07	7.58
Maturing in one to five years	220	0.17	3.75
Maturing in five to ten years	5,894	4.50	4.12
Maturing after ten years	30,331	23.16	4.78

Total obligations of state and municipal subdivisions	36,540	27.90	4.67

Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA
Maturing within one year	12	0.01	7.39
Maturing in one to five years	360	0.27	6.03
Maturing in five to ten years	2	0.00	2.16
Maturing after ten years	101	0.08	1.40

Total residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	475	0.36	5.04

Corporate bonds
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	1,043	0.80	3.07
Maturing after ten years	1,001	0.76	2.45

Total corporate bonds	2,044	1.56	2.76

Total investment securities	$130,987	100.00%	2.40%

The following table sets forth the book value, scheduled maturities and weighted average yields for Independent’s investment portfolio as of December 31, 2012:

(dollars in thousands)	Book Value	% of Total Investment Securities	Weighted Average Yield
U.S. Treasury securities
Maturing within one year	$—	—%	—%
Maturing in one to five years	3,547	3.13	1.31
Maturing in five to ten years	—	—	—
Maturing after ten years	—	—	—

Total U.S. Treasury securities	3,547	3.13	1.31

Government agency securities
Maturing within one year	2,526	2.23	4.45
Maturing in one to five years	45,992	40.57	1.06
Maturing in five to ten years	20,690	18.25	2.03
Maturing after ten years	1,003	0.88	0.93

Total government agency securities	70,211	61.93	1.47

Obligations of state and municipal subdivisions
Maturing within one year	—	—	—
Maturing in one to five years	421	0.37	1.45
Maturing in five to ten years	4,428	3.91	3.05
Maturing after ten years	31,965	28.20	3.50

Total obligations of state and municipal subdivisions	36,814	32.48	3.42

Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA
Maturing within one year	1	—	5.19
Maturing in one to five years	20	0.02	7.39
Maturing in five to ten years	—	—	—
Maturing after ten years	659	0.58	5.90

Total residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	0.60	5.94

Corporate bonds
Maturing within one year	—	—	—
Maturing in one to five years	—	—	—
Maturing in five to ten years	1,113	0.98	3.16
Maturing after ten years	990	0.87	2.42

Total corporate bonds	2,103	1.86	2.81

Total investment securities	$113,355	100.00%	2.15%

The following table summarizes the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale
As of September 30, 2013
U.S. treasuries	$3,497	$ 24	$—	$3,521
Government agency securities	88,854	197	(644)	88,407
Obligations of state and municipal subdivisions	37,873	477	(1,810)	36,540
Corporate bonds	2,085	—	(41)	2,044
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	448	27	—	475

	$132,757	$725	$(2,495)	$130,987

As of December 31, 2012
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680
Corporate bonds	2,105	23	(25)	2,103

	$110,777	$2,820	$(242)	$113,355

As of December 31, 2011:
U.S. treasuries	$2,492	$58	$—	$2,550
Government agency securities	65,092	615	(21)	65,686
Obligations of state and municipal subdivisions	20,970	1,355	—	22,325
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,275	155	—	3,430

	$91,829	$2,183	$(21)	$93,991

As of December 31, 2010:
U.S. treasuries	$1,000	$30	$—	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,996	168	(1)	4,163

	$51,745	$1,067	$(201)	$52,611

Independent’s securities available for sale, carried at fair value, increased $17.6 million, or 15.6%, during the nine months ended September 30, 2013. The increase was primarily due to purchases of agency securities for additional liquidity.

Independent’s securities available for sale, carried at fair value, increased $19.4 million, or 20.6%, during fiscal 2012 and $41.4 million, or 78.7%, during fiscal 2011. The increase in Independent’s investment portfolio from December 31, 2011 to December 31, 2012 primarily reflected an increase in government agency securities and obligations of state and municipal subdivisions. This growth in Independent’s portfolio occurred primarily as the result of growth in Independent’s assets available for investment and the acquisition of approximately $10.3 million in securities acquired in Independent’s acquisition of CGI, including $6.3 million in municipal securities and $2.1 million in corporate bonds. The increase in Independent’s investment securities portfolio from December 31, 2010 to December 31, 2011 occurred as Independent experienced significant deposit growth which, combined with Independent’s other improved liquidity metrics, allowed Independent to reduce Independent’s excess cash position and allocate resources to higher earning assets.

As the size of Independent’s portfolio has increased, Independent has changed the allocation of Independent’s capital invested in investment securities, increasing the percentage of Independent’s portfolio held in obligations of state and municipal subdivisions in order to diversify Independent’s investment securities portfolio and enhance yield without diminishing asset quality.

Cash and Cash Equivalents

Cash and cash equivalents increased $18.0 million, or 17.6%, to $120.3 million as of September 30, 2013, from $102.3 million as of December 31, 2012. The increase is related to the remaining net proceeds of Independent’s initial public offering that had not been otherwise deployed at that date.

Cash and cash equivalents increased $45.6 million, or 80.6%, to $102.3 million as of December 31, 2012, from $56.7 million as of December 31, 2011. Such increase in fiscal 2012 was necessary to maintain compliance with Independent’s liquidity policy of holding cash and investment securities held for sale in an amount equal to at least 10% of Independent’s total assets. Cash and cash equivalents decreased $29.7 million, or 34.4%, to $56.7 million as of December 31, 2011 from $86.3 million as of December 31, 2010. In fiscal 2011, such decreases occurred primarily as Independent funded loans made in response to higher loan demand and increases in Independent’s investment securities portfolio.

Certificates of Deposit Held in Other Banks

Independent owned certificates of deposit held in other banks in the amount of $7.7 million as of December 31, 2012, which Independent acquired in the I Bank acquisition and which mature during 2013. However, the certificates of deposit held in other banks had decreased to an amount of $348 thousand as of September 30, 2013, as certain of the certificates of deposit held in other banks acquired in the I Bank acquisition matured.

Goodwill and Core Deposit Intangible, Net

Independent’s total goodwill was $28.7 million as of both September 30, 2013 and December 31, 2012, and was $11.2 million as of both December 31, 2011 and December 31, 2010. Goodwill represents the excess of the consideration paid over the fair value of the net assets acquired. The increase in Independent’s goodwill from December 31, 2011 to December 31, 2012 resulted from the acquisition of I Bank ($13.0 million in goodwill) and the acquisition of CGI ($4.8 million in goodwill).

Independent’s other intangible asset, Independent’s core deposit intangible, net, was $2.7 million as of September 30, 2013, $3.3 million as of December 31, 2012, $2.7 million as of December 31, 2011 and $3.2 million as of December 31, 2010. Independent’s core deposit intangible is amortized on a straight-line basis over its estimated life of 10 years. The increase in the core deposit intangible, net, from December 31, 2011 to December 31, 2012 occurred as a result of the increase in Independent’s core deposit intangible of $1.1 million and $265 thousand as a result of the acquisition of deposits in the I Bank and CGI acquisitions, respectively, the benefit of which was partially offset by the amortization of Independent’s core deposit intangible, for that year. The decreases in Independent’s core deposit intangible, net, from December 31, 2012 to September 30, 2013 and from December 31, 2010 to December 31, 2011 occurred as the result of the amortization of Independent’s core deposit intangible in the nine months ended September 30, 2013 and in the year ended December 31, 2011.

Liabilities

Independent’s total liabilities increased $120.7 million, or 7.5%, to $1.7 billion as of September 30, 2013, from $1.6 billion as of December 31, 2012, primarily due to organic deposit growth of $150 million. The effect of that deposit growth was offset in part by the repayment of a total of $28.8 million in principal amount of notes payable and subordinated debt of Independent with a portion of the net proceeds of Independent’s initial public offering of its common stock.

Independent’s total liabilities increased $447.2 million, or 38.3%, to $1.6 billion as of December 31, 2012, from $1.2 billion as of December 31, 2011, primarily due to the assumption of deposit liabilities of $122.9 million in the I Bank Holding Company acquisition and $93.6 million in CGI acquisition. The balance of the increase is accounted for by organic growth in Independent’s deposit base, an increase in FHLB advances of $82.3 million, increases in Independent’s senior debt of $7.0 million and in Independent’s subordinated debentures of $4.7 million, and Independent’s assumption of $3.6 million in junior subordinated debentures related to trust preferred securities in CGI acquisition. Independent’s total liabilities increased $146.2 million to $1.2 billion as of December 31, 2011 from $1.0 billion as of December 31, 2010, due to growth in deposits of $102.9 million, an increase in FHLB borrowings of $27.0 million and an increase in Independent’s notes payable and other borrowings of $15.4 million. Independent increased Independent’s FHLB borrowings for liquidity and interest rate risk management purposes in connection with funding of loans. The increase in Independent’s notes payable and other borrowings was due to refinancings, acquisitions and increasing debt capital.

Deposits

Deposits represent Independent Bank’s primary source of funds. Independent continues to focus on growing core deposits through Independent’s relationship driven banking philosophy and community-focused marketing programs.

Total deposits were $1.5 billion as of September 30, 2013, an increase of $150.0 million, or 10.8%, compared to $1.4 billion as of December 31, 2012. Such increase resulted primarily from organic growth of 11.3% in interest-bearing deposits from December 31, 2012, to September 30, 2013. As of September 30, 2013, noninterest-bearing demand, interest-bearing checking, savings deposits and limited access money market accounts accounted for 78% of Independent’s total deposits, while individual retirement accounts and certificates of deposit made up 22.0% of total deposits. Noninterest-bearing demand deposits totaled $281.5 million, or 18.3% of total deposits, as of September 30, 2013, compared with $259.7 million, or 18.7% of total deposits, as of December 31, 2012, with the decrease in the percentage of total deposits represented by noninterest-bearing demand deposits occurring as a result of more robust growth in interest-bearing deposits over the nine months ended September 30, 2013.

The total deposits of $1.4 million as of December 31, 2012, compared with total deposits of $1.0 billion as of December 31, 2011, reflecting a $360.3 million, or 35.0%, increase from December 31, 2011. As of December 31, 2012, noninterest-bearing demand, interest-bearing checking, savings deposits and limited access money market accounts accounted for 78.5% of Independent’s total deposits, while individual retirement accounts and certificates of deposit made up 21.5% of total deposits. Noninterest-bearing demand deposits totaled $259.7 million, or 18.7% of total deposits, as of December 31, 2012 compared with $168.8 million, or 16.4% of total deposits as of December 31, 2011, an increase of $90.8 million or 53.8%. The average cost of interest-bearing deposits was 0.83% per annum for fiscal 2012 compared with 1.18% for fiscal 2011.

Total deposits were $1.0 billion as of December 31, 2011 compared with $927.5 million as of December 31, 2010, an increase of $102.9 million or 11.1%. As of December 31, 2011, demand, interest-bearing checking, savings deposits, and limited access money market accounts accounted for 73.9% of total deposits, while individual retirement accounts and certificates of deposit made up 26.1% of total deposits. Noninterest-bearing demand deposits totaled $168.8 million or 16.4% of total deposits as of December 31, 2011 compared with $133.3 million, or 14.4% of total deposits, as of December 31, 2010, an increase of $35.5 million or 26.7%. The average cost of deposits was 1.18% for 2011 compared with 1.58% for 2010.

The period decrease in the average cost of deposits during the comparable periods was primarily the result of decreases in interest rates offered on certain deposit products due to decreases in average market interest rates and decreases in renewal interest rates on maturing certificates of deposit given the current low interest rate environment.

The following tables summarize Independent’s average deposit balances and weighted average rates for the periods presented:

	For the Nine Months Ended September 30, 2013
(dollars in thousands)	Balance	Percent	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$247,330	17.02%	—%
Interest-bearing checking accounts	723,561	49.78	0.53
Savings accounts	113,424	7.80	0.33
Limited access money market accounts	50,125	3.45	0.27
Certificates of deposit	319,001	21.95	0.81

Total deposits	$1,453,441	100.00%	0.57%

	For the Year Ended December 31, 2012			For the Year Ended December 31, 2011			For the Year Ended December 31, 2010
(dollars in thousands)	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate	Balance	Percent	Weighted Average Rate
Deposit Type
Noninterest-bearing demand accounts	$203,248	16.78%	—%	$148,700	14.99%	—%	$116,196	14.51%	—%
Interest-bearing checking accounts	579,495	47.84	0.78	443,890	44.75	1.14	326,563	40.79	1.59
Savings accounts	110,118	9.09	0.65	86,080	8.68	1.08	47,656	5.95	1.35
Limited access money market accounts	32,976	2.72	0.36	27,525	2.77	0.48	20,304	2.54	0.67
Certificates of deposit	285,564	23.57	1.05	285,808	28.81	1.32	289,841	36.21	1.66

Total deposits	$1,211,401	100.00%	0.69%	$992,003	100.00%	1.00%	$800,560	100.00%	1.35%

The following tables set forth the maturity of time deposits (including IRA deposits) of $100,000 or more as of September 30, 2012 and December 31, 2012:

As of September 30, 2013	Maturity within:
(dollars in thousands)	Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Certificates of deposit, $100,000 and greater (excluding CDARS)	$26,382	$38,978	$68,086	$65,258	$198,704
CDARS	18,684	5,615	3,902	1,571	29,772

Total	$45,066	$44,593	$71,988	$66,829	$228,476

As of December 31, 2012	Maturity within:
(dollars in thousands)	Three Months	Three to Six Months	Six to Twelve Months	After Twelve Months	Total
Certificates of deposit, $100,000 and greater (excluding CDARS)	$29,632	$27,543	$45,415	$47,318	$149,908
CDARS	10,009	3,631	10,084	1,273	24,997

Total	$39,641	$31,174	$55,499	$48,591	$174,905

Short-Term Borrowings

Independent’s deposits have historically provided Independent with a major source of funds to meet the daily liquidity needs of Independent’s customers and fund growth in earning assets. However, from time to time Independent may also engage in short-term borrowings. Independent did not have any short-term borrowings outstanding at the end of any month during the nine months ended September 30, 2013, fiscal 2012 or fiscal

2011. The maximum amount of short-term borrowings Independent had outstanding at the end of any month during fiscal 2010 was $9.0 million. As a result of funding available from other sources. Independent has not historically needed to engage in significant short-term borrowing through sources such as federal funds purchased, securities sold under agreements to repurchase or Federal Reserve Discount Window advances to meet the daily liquidity needs of Independent’s customers or fund growth in earning assets.

FHLB Advances

In addition to deposits, Independent utilizes FHLB advances either as a short-term funding source or a longer-term funding source and to manage Independent’s interest rate risk on Independent’s loan portfolio. FHLB advances can be particularly attractive as a longer-term funding source to balance interest rate sensitivity and reduce interest rate risk. The maximum amount of short-term FHLB advances Independent had outstanding at any month end during the year ended December 31, 2012, was $16.0 million. There were no short-term FHLB advances outstanding during the nine months ended September 30, 2013.

Independent’s FHLB borrowings totaled $161.5 million as of September 30, 2013 compared with $164.6 million as of December 31, 2012, and $82.3 million as of December 31, 2011. Such increase from December 31, 2011 to December 31, 2012 resulted primarily from Independent’s assumption of $12.5 million in FHLB advances as a part of the acquisition of I Bank, as well as $70.0 million of intermediate-term FHLB advances obtained and used to manage Independent’s loan portfolio and reduce interest rate risk during fiscal 2012. Independent’s FHLB borrowings also increased $27.0 million, or 48.9%, to $82.3 million as of December 31, 2011 from $55.3 million as of December 31, 2010 as a result of Independent’s funding needs for Independent’s lending activity and to manage Independent’s interest rate risk. As of September 30, 2013, December 31, 2012, 2011 and 2010, Independent had $266 million, $267.5 million, $247.3 million and $231.5 million, respectively, in unused and available advances from the FHLB. At September 30, 2013, Independent’s FHLB advances are collateralized by assets, including a blanket pledge of certain loans with a carrying value of $662.9 million and FHLB stock. As of September 30, 2013 and December 31, 2012, Independent had $235.1 million and $92.7 million, respectively, in undisbursed advance commitments (letters of credit) with the FHLB. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. There were no disbursements against the advance commitments as of either September 30, 2013 or December 31, 2012.

The following table provides a summary of Independent’s FHLB advances at the dates indicated:

(dollars in thousands)	As of September 30, 2013	As of December 31,
		2012	2011	2010
Fixed-rate, fixed term, at rates from 1.12% to 6.26%, with a weighted-average of 2.02% (maturing February 2014 through January 2026)	$161,507	—	—	—
Fixed-rate, fixed term, at rates from 1.12% to 6.26%, with a weighted-average of 2.01% (maturing March 2013 through January 2026)	—	$164,601	—	—
Fixed-rate, fixed term, at rates from 1.14% to 6.26%, with a weighted-average of 2.40% (maturing March 2013 through January 2026)	—	—	$82,291	—
Fixed-rate, fixed term, at rates from 0.379% to 6.26%, with a weighted-average of 2.55% (maturing March, 2013 through January, 2026)	—	—	—	$55,273

As of September 30, 2013 and December 31, 2012, the scheduled maturities of Independent’s FHLB advances were as follows:

Maturing Within	Principal Amount to Mature
	As of September 30, 2013	As of December 31, 2012
First Year	$8	$3,027
Second Year	43,000	20,022
Third Year	22,524	23,000
Fourth Year	10,000	32,529
Fifth Year	40,000	30,000
Thereafter	45,975	56,023

	$161,507	$164,601

Other Long-Term Indebtedness

As of September 30, 2013, December 31, 2012, 2011 and 2010, Independent had $7.7 million, $36.5 million, $35.8 million and $20.4 million, respectively, of long-term indebtedness (other than FHLB advances and junior subordinated debentures) outstanding, which included notes payable and subordinated debentures. The decrease in such long-term indebtedness from December 31, 2012, to September 30, 2013, resulted primarily from the repayment of $28.8 million in principal amount of notes payable and subordinated debentures during that period with a portion of the proceeds of Independent’s initial public offering. The increase in Independent’s long-term indebtedness from December 31, 2011 to December 31, 2012 resulted from the incurrence of $7.0 million of debt in connection with the I Bank Holding Company acquisition and the issuance of $4.7 million of Independent’s 7.00% subordinated debentures due October 2019 to provide a portion of the funds to complete the acquisition of CGI, partially offset by principal payments on Independent’s senior debt and the Adriatica property acquisition loan. The $15.4 million increase in Independent’s long-term indebtedness from December 31, 2010 to December 31, 2011 occurred as a result of incurrence of $12.2 million of debt to an unaffiliated commercial bank primarily related to the acquisition of the notes secured by the Adriatica real property and the issuance of $7.7 million of Independent’s 7.00% subordinated debentures due July and October 2018 to refinance maturing debt that was supporting asset growth. The effect of the incurrence of additional debt and the issuances of the debentures discussed above on the balance of Independent’s total liabilities as of December 31, 2012 and December 31, 2011 was offset by the repayment of existing debt.

As of September 30, 2013 and December 31, 2012, the scheduled principal maturities of Independent’s other long-term indebtedness are as follows:

Maturing Within	Principal Amount to Mature
	As of September 30, 2013	As of December 31, 2012
First Year	$—	$4,028
Second Year	1,591	4,548
Third Year	1,933	13,754
Fourth Year	1,933	6,634
Fifth Year	1,933	3,865
Thereafter	340	3,688

	$7,730	$36,517

Junior Subordinated Debentures

As of both September 30, 2013 and December 31, 2012, Independent had outstanding an aggregate of $18.1 million principal amount of five series of junior subordinated securities issued to five unconsolidated subsidiary trusts. As of December 31, 2011 and 2010, Independent had outstanding an aggregate of $14.5 million principal amount of four series of junior subordinated debentures issued to four unconsolidated subsidiary trusts. The $3.6 million increase in the amount of the junior subordinated debentures at December 31, 2012 was a result of the acquisition of CGI. Each series of debentures was purchased by one of the trusts with the net proceeds of the issuance by such trust of floating rate trust preferred securities. These junior subordinated debentures are unsecured and will mature between March 2033 and June 2037. Each of the series of debentures bears interest at a per annum rate equal to three-month LIBOR plus a spread that ranges from 1.60% to 3.25%, with a weighted average spread of 2.68%. As of September 30, 2013, the interest rate on the various series of debentures was 3.52%, 3.12%, 2.66%, 3.52% and 1.85%, respectively, while as of December 31, 2012, the interest rate on the various series of debentures was 3.56%, 3.19%, 2.71%, 3.56% and 1.99%, respectively. Interest on each series of these debentures is payable quarterly, although Independent may, from time to time defer the payment of interest on any series of these debentures. A deferral of interest payments would, however, restrict Independent’s right to declare and pay cash distributions, including dividends, on Independent’s common stock or making distributions with respect to any of Independent’s future debt instruments that rank equally or are junior to such debentures. Independent may redeem the debentures, which are intended to qualify as Tier 2 capital, at Independent’s option, subject to approval of the Federal Reserve.

Capital Resources and Liquidity Management

Capital Resources

Independent’s stockholders’ equity is influenced by Independent’s earnings, the sales and redemptions of common stock that Independent makes, the dividends Independent pays on its common stock, and, to a lesser extent, any changes in unrealized holding gains or losses occurring with respect to Independent’s securities available for sale. Total stockholder’s equity was $218.5 million at September 30, 2013 compared with $124.5 million at December 31, 2012, an increase of approximately $94 million. The increase was due primarily to the sale of 3,680,000 shares of common stock in connection with Independent’s initial public offering, resulting in net proceeds of $86.6 million, stock awards amortization of $1.0 million and the net income of $15.5 million earned by Independent for the nine months ended September 30, 2013, offset by dividends paid of $6.1 million and a decrease in unrealized gain (loss) on available for sale securities of $3.1 million.

Independent’s stockholders’ equity increased $38.5 million, or 44.8%, to $124.5 million as of December 31, 2012 from $86.0 million as of December 31, 2011, due to the retention of earnings and the issuance of $20.2 million of Independent’s common stock in January 2012 to fund the payment of a portion of the purchase price in the I Bank Holding Company acquisition and $5.0 million of Independent’s common stock in September 2012 and $3.7 million in October 2012 to fund the payment of a portion of the purchase price in Independent’s acquisition of CGI in October 2012. During fiscal 2012, Independent generated net income of $17.4 million and paid dividends of $8.7 million to Independent’s shareholders, including the amounts paid to shareholders in order to permit them to make estimated payments of their federal income tax liability associated with the items of Independent’s income passed through to them as shareholders of an S corporation. Stockholders’ equity increased $10.0 million, or 13.1%, to $86.0 million as of December 31, 2011 from $76.0 million as of December 31, 2010, due to the retention of earnings. During 2011, Independent generated net income of $13.7 million and declared and paid dividends of $6.1 million to Independent’s shareholders. The balance of the increase in stockholders’ equity from December 31, 2010 to December 31, 2011 resulted primarily from a $1.3 million increase in other comprehensive income and the amortization of stock awards in the amount of $572 thousand.

Liquidity Management

Liquidity refers to the measure of Independent’s ability to meet the cash flow requirements of depositors and borrowers, while at the same time meeting Independent’s operating, capital and strategic cash flow needs, all at a reasonable cost. Independent’s asset and liability management policy is intended to maintain adequate liquidity and, therefore, enhance Independent’s ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements, and otherwise sustain operations. Independent accomplishes this through management of the maturities of Independent’s interest-earning assets and interest-bearing liabilities. Independent believes that Independent’s present position is adequate to meet Independent’s current and future liquidity needs.

Independent continuously monitors Independent’s liquidity position to ensure that assets and liabilities are managed in a manner that will meet all of Independent’s short-term and long-term cash requirements. Independent manages Independent’s liquidity position to meet the daily cash flow needs of customers, while maintaining an appropriate balance between assets and liabilities to meet the return on investment objectives of Independent’s shareholders. Independent also monitors its liquidity requirements in light of interest rate trends, changes in the economy, and the scheduled maturity and interest rate sensitivity of the investment and loan portfolios and deposits.

Liquidity risk management is an important element in Independent’s asset/liability management process. Independent’s short-term and long-term liquidity requirements are primarily to fund on-going operations, including payment of interest on deposits and debt, extensions of credit to borrowers, capital expenditures and shareholder dividends. These liquidity requirements are met primarily through cash flow from operations, redeployment of pre-paid and maturing balances in Independent’s loan and investment portfolios, debt financing and increases in customer deposits. Independent’s liquidity position is supported by management of liquid assets and liabilities and access to alternative sources of funds. Liquid assets include cash, interest-bearing deposits in banks, federal funds sold, securities available for sale and maturing or prepaying balances in Independent’s investment and loan portfolios. Liquid liabilities include core deposits, federal funds purchased, securities sold under repurchase agreements and other borrowings. Other sources of liquidity include the sale of loans, the ability to acquire additional national market noncore deposits, the issuance of additional collateralized borrowings such as FHLB advances, the issuance of debt securities, borrowings through the Federal Reserve’s discount window and the issuance of equity securities. For additional information regarding Independent’s operating, investing and financing cash flows, see the Consolidated Statements of Cash Flows provided in Independent’s consolidated financial statements.

In addition to the liquidity provided by the sources described above, Independent Bank maintains correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. As of each of September 30, 2013 and December 31, 2012, Independent Bank had established federal funds lines of credit with an unaffiliated bank totaling $40 million and $25 million, respectively, with no amounts advanced against those lines at either of those times. Independent Bank had unsecured federal funds lines of credit with an unaffiliated bank as of December 31, 2011, and December 31, 2010, of $20 million, with no amounts advanced against those lines on either of such dates. Based on the values of stock, securities, and loans pledged as collateral, as of September 30, 2013, and December 31, 2012, Independent had additional borrowing capacity with the FHLB of $266 million as of September 30, 2013 and $267.5 million as of December 31, 2012. In the ordinary course of Independent Bank’s operations, Independent Bank maintains a correspondent bank account with TIB—The Independent Bankers Bank, the balance of which was approximately $25.2 million and $16.6 million as of December 31, 2011, and December 31, 2010, respectively. The balances maintained in that account as of September 30, 2013 and December 31, 2012, were not significant. The correspondent account is a demand account. The normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and investments and sales and purchases of federal funds.

Independent is a corporation separate and apart from Independent Bank and, therefore, Independent must provide for Independent’s own liquidity. Independent’s main source of funding is dividends declared and paid to Independent by Independent Bank. Statutory and regulatory limitations exist that affect the ability of Independent Bank to pay dividends to Independent. Management believes that these limitations will not impact Independent’s ability to meet Independent’s ongoing short-term cash obligations. For additional information regarding dividend restrictions, see “Risk Factors—Risks Related to Independent’s Business,” and “Regulation And Supervision.”

Regulatory Capital Requirements

Independent’s capital management consists of providing equity to support Independent’s current and future operations. Independent is subject to various regulatory capital requirements administered by state and federal banking agencies, including the Texas Department of Banking, Federal Reserve and the FDIC. Failure to meet minimum capital requirements may prompt certain actions by regulators that, if undertaken, could have a direct material adverse effect on Independent’s financial condition and results of operations. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, Independent must meet specific capital guidelines that involve quantitative measures of Independent’s assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Independent’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Independent expects that, as a result of recent developments such as the Dodd-Frank Act, Independent will be subject to increasingly stringent regulatory capital requirements. For further discussion of the changing regulatory framework in which Independent operates, see “Regulation And Supervision.”

The risk-based capital standards issued by the FDIC require all state nonmember banks to have “Tier 1 capital” of at least 4% and “total risk-based” capital (Tier 1 and Tier 2) of at least 8.0% of total risk-weighted assets. “Tier 1 capital” generally includes common stock equity and qualifying perpetual preferred stock together with related surpluses and retained earnings, less deduction for goodwill and various other intangibles. “Tier 2 capital” may consist of a limited amount of intermediate-term preferred stock, a limited amount of term subordinated debt, certain hybrid capital instruments and other debt securities, perpetual preferred stock not qualifying as Tier 1 capital, and a limited amount (no greater than 1.25% of risk weighted assets) of the general valuation allowance for loan losses. The sum of Tier 1 capital and Tier 2 capital is “total risk-based capital.”

The FDIC has also adopted guidelines which supplement the risk-based capital guidelines with a minimum ratio of Tier 1 capital to average total consolidated tangible assets, or “leverage ratio,” of 4.0% for institutions with well diversified risk, including no undue interest rate exposure; excellent asset quality; high liquidity; good earnings; and that are generally considered to be strong banking organizations, rated composite 1 under applicable federal guidelines, and that are not experiencing or anticipating significant growth. Other banking organizations are required to maintain a leverage ratio of at least 4.0%. These rules further provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain capital positions substantially above the minimum supervisory levels and comparable to peer group averages, without significant reliance on intangible assets.

The FDIC has promulgated regulations setting the levels at which an insured institution such as Independent Bank would be considered “well-capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” Independent Bank is considered “well-capitalized” for purposes of the applicable prompt corrective action regulations.

As of September 30, 2013, Independent exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements as detailed in the table below.

	September 30, 2013
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	10.74%	5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	13.72	6.00	4.00-6.00
Total capital to risk-weighted assets ratio	15.05	10.00	8.00-10.00

As of December 31, 2012, 2011 and 2010, Independent exceeded all capital ratio requirements under prompt corrective action and other regulatory requirements, as detailed in the table below:

	As of December 31, 2012
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.45%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.22	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	10.51	≥10.00	8.00-10.00

	As of December 31, 2011
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.89%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.59	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.19	≥10.00	8.00-10.00

	As of December 31, 2010
	Actual	Required to be considered well capitalized	Required to be considered adequately capitalized
	Ratio	Ratio	Ratio
Tier 1 capital to average assets ratio	6.98%	≥5.00%	4.00-5.00%
Tier 1 capital to risk-weighted assets ratio	8.88	≥6.00	4.00-6.00
Total capital to risk-weighted assets ratio	11.10	≥10.00	8.00-10.00

Contractual Obligations

In the ordinary course of Independent’s operations, Independent enters into certain contractual obligations, such as obligations for operating leases and other arrangements with respect to deposit liabilities, FHLB advances and other borrowed funds. Independent believes that it will be able to meet its contractual obligations as they come due through the maintenance of adequate cash levels. Independent expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. Independent has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

During the nine months ending September 30, 2013, Independent repaid all of its outstanding notes payable, which had an aggregate outstanding principal amount of $15.7 million, and a portion of Independent’s subordinated debt having an aggregate principal amount of $13.1 million. Other than these payoffs and normal changes in the ordinary course of business, there have been no significant changes in the types of contractual obligations or amounts due since December 31, 2012.

The following tables contains supplemental information regarding Independent’s total contractual obligations as of September 30, 2013 and December 31, 2012:

	Payments Due
As of September 30, 2013 (dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$1,201,092	$—	$—	$—	$1,201,092
Time deposits	241,592	74,275	23,789	—	339,656
FHLB advances	8	65,524	50,000	45,975	161,507
Subordinated debt	—	3,524	3,866	340	7,730
Junior subordinated debentures	—	—	—	18,147	18,147
Operating leases	917	644	229	358	2,148

Total contractual obligations	$1,443,609	$143,967	$77,884	$64,820	$1,730,280

	Payments Due
As of December 31, 2012 (dollars in thousands)	Within One Year	One to Three Years	Three to Five Years	After Five Years	Total
Deposits without a stated maturity	$1,091,750	$—	$—	$—	$1,091,750
Time deposits	219,973	58,921	20,096	—	298,990
FHLB advances	3,027	43,022	62,529	56,023	164,601
Notes payable	2,513	11,716	1,500	—	15,729
Subordinated debt	1,515	6,586	8,999	3,688	20,788
Junior subordinated debentures	—	—	—	18,147	18,147
Operating leases	569	1,027	316	330	2,242

Total contractual obligations	$1,319,347	$121,272	$93,400	$78,188	$1,612,247

Independent believes that it will be able to meet its contractual obligations as they come due through the maintenance of adequate cash levels. Independent expects to maintain adequate cash levels through profitability, loan and securities repayment and maturity activity and continued deposit gathering activities. Independent has in place various borrowing mechanisms for both short-term and long-term liquidity needs.

Off-Balance Sheet Arrangements

In the normal course of business, Independent enters into various transactions, which, in accordance with accounting principles generally accepted in the United States, are not included in Independent’s consolidated balance sheets. However, Independent has only limited off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on Independent’s financial condition, revenues, expenses, results of operations, liquidity, capital expenditures or capital resources. Independent Bank enters into these transactions to meet the financing needs of Independent’s customers. These transactions include commitments to extend credit and issue standby letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in the consolidated balance sheets.

Commitments to Extend Credit. Independent Bank enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Substantially all of Independent Bank’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Independent Bank minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

Standby Letters of Credit. Standby letters of credit are written conditional commitments that Independent Bank issues to guarantee the performance of a customer to a third party. In the event the customer does not perform in accordance with the terms of the agreement with the third party, Independent Bank would be required to fund the commitment. The maximum potential amount of future payments Independent Bank could be required to make is represented by the contractual amount of the commitment. If the commitment is funded, the customer is obligated to reimburse Independent Bank for the amount paid under this standby letter of credit.

The Bank’s commitments to extend credit and outstanding standby letters of credit were $286.6 million and $2.2 million, respectively, as of September 30, 2013. Independent Bank’s commitments to extend credit and outstanding standby letters of credit were $153.9 million and $2.7 million, respectively, as of December 31, 2012. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements. Independent manages Independent’s liquidity in light of the aggregate amounts of commitments to extend credit and outstanding standby letters of credit in effect from time to time to ensure that Independent will have adequate sources of liquidity to fund such commitments and honor drafts under such letters of credit.

Independent guarantees the distributions and payments for redemption or liquidation of the trust preferred securities issued by Independent’s wholly owned subsidiary trusts to the extent of funds held by the trusts. Although this guarantee is not separately recorded, the obligation underlying the guarantee is fully reflected on Independent’s consolidated balance sheets as junior subordinated debentures, which debentures are held by Independent’s subsidiary trusts. The junior subordinated debentures currently qualify as Tier 1 capital under the Federal Reserve capital adequacy guidelines. For additional information regarding the subordinated debentures, see Note 13 to Independent’s consolidated financial statements.

Asset/Liability Management and Interest Rate Risk

The principal objective of Independent’s asset and liability management function is to evaluate the interest rate risk within the balance sheet and pursue a controlled assumption of interest rate risk while maximizing net income and preserving adequate levels of liquidity and capital. The Investment Committee of Independent Bank’s board of directors has oversight of Independent Bank’s asset and liability management function, which is managed by Independent’s Chief Financial Officer. Independent’s Chief Financial Officer meets with Independent’s senior executive management team regularly to review, among other things, the sensitivity of Independent’s assets and liabilities to market interest rate changes, local and national market conditions and market interest rates. That group also reviews the liquidity, capital, deposit mix, loan mix and investment positions of Independent.

Independent’s management and Independent’s board of directors are responsible for managing interest rate risk and employing risk management policies that monitor and limit Independent’s exposure to interest rate risk. Interest rate risk is measured using net interest income simulations and market value of portfolio equity analyses. These analyses use various assumptions, including the nature and timing of interest rate changes, yield curve shape, prepayments on loans, securities and deposits, deposit decay rates, pricing decisions on loans and deposits, reinvestment/ replacement of asset and liability cash flows.

Instantaneous parallel rate shift scenarios are modeled and utilized to evaluate risk and establish exposure limits for acceptable changes in net interest margin. These scenarios, known as rate shocks, simulate an instantaneous change in interest rates and use various assumptions, including, but not limited to, prepayments on loans and securities, deposit decay rates, pricing decisions on loans and deposits, reinvestment and replacement of asset and liability cash flows.

Independent also analyzes the economic value of equity as a secondary measure of interest rate risk. This is a complementary measure to net interest income where the calculated value is the result of the market value of assets less the market value of liabilities. The economic value of equity is a longer term view of interest rate risk because it measures the present value of the future cash flows. The impact of changes in interest rates on this calculation is analyzed for the risk to Independent’s future earnings and is used in conjunction with the analyses on net interest income.

Independent conducts periodic analyses of Independent’s sensitivity to interest rate risks through the use of a third-party proprietary interest-rate sensitivity model provided by ALX Consulting, Inc., or ALX, an affiliate of TIB-The Independent Bankers Bank. That model has been customized to Independent’s specifications. The analyses conducted by use of that model are based on current information regarding Independent’s actual interest-earnings assets, interest-bearing liabilities, capital and other financial information that Independent supplies. ALX uses that information in the model to estimate Independent’s sensitivity to interest rate risk.

Independent’s interest rate risk model indicated that it was liability sensitive in terms of interest rate sensitivity as of September 30, 2013. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of September 30, 2013:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	(0.5)%
100	(0.6)
(100)	1.9

Independent’s interest rate risk model indicated that Independent was liability sensitive in terms of interest rate sensitivity as of December 31, 2012. The table below illustrates the impact of an immediate and sustained 200 and 100 basis point increase and a 100 basis point decrease in interest rates on net interest income based on the interest rate risk model as of December 31, 2012:

Hypothetical Shift in Interest Rates (in bps)	% Change in Projected Net Interest Income
200	(2.5)%
100	(1.5)
(100)	2.8

These are good faith estimates and assume that the composition of Independent’s interest sensitive assets and liabilities existing at each year-end will remain constant over the relevant twelve-month measurement period and that changes in market interest rates are instantaneous and sustained across the yield curve regardless of duration of pricing characteristics of specific assets or liabilities. Also, this analysis does not contemplate any actions that Independent might undertake in response to changes in market interest rates. Independent believes these estimates are not necessarily indicative of what actually could occur in the event of immediate interest rate increases or decreases of this magnitude. As interest-bearing assets and liabilities re-price in different time frames and proportions to market interest rate movements, various assumptions must be made based on historical relationships of these variables in reaching any conclusion. Since these correlations are based on competitive and market conditions, Independent anticipates that its future results will likely be different from the foregoing estimates, and such differences could be material.

Many assumptions are used to calculate the impact of interest rate fluctuations. Actual results may be significantly different than Independent’s projections due to several factors, including the timing and frequency of rate changes, market conditions and the shape of the yield curve. The computations of interest rate risk shown above do not include actions that Independent’s management may undertake to manage the risks in response to anticipated changes in interest rates and actual results may also differ due to any actions taken in response to the changing rates.

As part of Independent’s asset/liability management strategy, Independent’s management has emphasized the origination of shorter duration loans as well as variable rate loans to limit the negative exposure to a rate increase, as well as obtaining funding with FHLB advances to manage interest rate risks on funding of loan commitments. Additionally, a significant portion of the loans in Independent’s loan portfolio typically have short-term maturities. Independent’s strategy with respect to liabilities has been to emphasize transaction accounts, particularly noninterest or low interest-bearing nonmaturing deposit accounts, which are less sensitive to changes in interest rates. In response to this strategy, nonmaturing deposit accounts have been steadily increasing and totaled 80.0% of total deposits as of September 30, 2013, and 78.5% of total deposits as of December 31, 2012 compared with 73.9% as of December 31, 2011. Independent currently has no brokered deposits other than CDARS and, as of September 30, 2013, and December 31, 2012, had $32.0 million and $31.2 million, respectively, of CDARS deposits. Independent intends to focus on Independent’s strategy of increasing noninterest or low interest-bearing nonmaturing deposit accounts and accordingly, Independent has no current plans to use brokered deposits in the near future.

Critical Accounting Policies and Estimates

The preparation of Independent’s consolidated financial statements in accordance with U.S. generally accepted accounting principles, or GAAP, requires Independent to make estimates and judgments that affect Independent’s reported amounts of assets, liabilities, income and expenses and related disclosure of contingent assets and liabilities. Independent bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under current circumstances, results of which form the basis for making judgments about the carrying value of certain assets and liabilities that are not readily available from other sources. Independent evaluates Independent’s estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Accounting policies, as described in detail in the notes to Independent’s consolidated financial statements are an integral part of Independent’s financial statements. A thorough understanding of these accounting policies is essential when reviewing Independent’s reported results of operations and Independent’s financial position. Independent believes that the critical accounting policies and estimates discussed below require Independent to make difficult, subjective or complex judgments about matters that are inherently uncertain. Changes in these estimates, that are likely to occur from period to period, or the use of different estimates that Independent could have reasonably used in the current period, would have a material impact on Independent’s financial position, results of operations or liquidity.

Acquired Loans. Independent’s accounting policies require that Independent evaluates all acquired loans for evidence of deterioration in credit quality since origination and to evaluate whether it is probable that Independent will collect all contractually required payments from the borrower.

Acquired loans from the transactions accounted for as a business combination include both nonperforming loans with evidence of credit deterioration since their origination date and performing loans. Independent accounts for performing loans under ASC Paragraph 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income. Independent accounts for the nonperforming loans acquired in accordance with ASC Paragraph 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of the acquisition, acquired loans are recorded at their fair value.

Independent recognizes the difference between the undiscounted cash flows Independent expects (at the time Independent acquires the loan) to be collected and the investment in the loan, or the “accretable yield,” as interest income using the interest method over the life of the loan. Independent does not recognize contractually required payments for interest and principal that exceed undiscounted cash flows expected at acquisition, or the “nonaccretable difference,” as a yield adjustment, loss accrual or valuation allowance. Increases in the expected cash flows subsequent to the initial investment are recognized prospectively through adjustment of the yield on the loan over the loan’s remaining life, while decreases in expected cash flows are recognized as impairment. Valuation allowances on these impaired loans reflect only losses incurred after the acquisition.

Upon an acquisition, Independent generally continues to use the classification of acquired loans classified nonaccrual or 90 days and accruing. Independent does not classify acquired loans as TDRs unless Independent modifies an acquired loan subsequent to acquisition that meets the TDR criteria. Reported delinquency of Independent’s purchased loan portfolio is based upon the contractual terms of the loans.

Allowance for Loan Losses. The allowance for loan losses represents management’s estimate of probable and reasonably estimable credit losses inherent in the loan portfolio. In determining the allowance,

Independent estimates losses on individual impaired loans, or groups of loans which are not impaired, where the probable loss can be identified and reasonably estimated. On a quarterly basis, Independent assesses the risk inherent in Independent’s loan portfolio based on qualitative and quantitative trends in the portfolio, including the internal risk classification of loans, historical loss rates, changes in the nature and volume of the loan portfolio, industry or borrower concentrations, delinquency trends, detailed reviews of significant loans with identified weaknesses and the impacts of local, regional and national economic factors on the quality of the loan portfolio. Based on this analysis, Independent records a provision for loan losses in order to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management’s assessment of overall portfolio quality. Independent maintains the allowance at an amount Independent believes is sufficient to provide for estimated losses inherent in Independent’s loan portfolio at each balance sheet date, and fluctuations in the provision for loan losses may result from management’s assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on Independent’s allowance, and therefore Independent’s financial position, liquidity or results of operations.

Goodwill and Core Deposit Intangible. The excess purchase price over the fair value of net assets from acquisitions, or goodwill, is evaluated for impairment at least annually and on an interim basis if an event or circumstance indicates that it is likely an impairment has occurred. Prior to 2012, the evaluation of goodwill impairment was a two-step test. Effective January 1, 2012, Independent has the option to first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, Independent determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then performing the two step impairment test is unnecessary. If Independent concludes otherwise, then it is required to perform the first step of the two step impairment test by calculating the fair value of the reporting unit and comparing the fair value with the carrying amount of the reporting unit. In testing for impairment in the past, the fair value of net assets was estimated using a discounted cash flow analysis based on future projected Independent earnings. In future testing for impairment, the fair value of net assets will be estimated based on an analysis of Independent’s market value.

Determining the fair value of goodwill is considered a critical accounting estimate because the allocation of the fair value of goodwill to assets and liabilities requires significant management judgment and the use of subjective measurements. Variability in the market and changes in assumptions or subjective measurements used to allocate fair value are reasonably possible and may have a material impact on Independent’s financial position, liquidity or results of operations.

Core deposit intangibles are acquired customer relationships that lack physical substance but can be distinguished from goodwill because of contractual or other legal rights or because the asset is capable of being sold or exchanged either on its own or in combination with a related contract, asset, or liability. Core deposit intangibles are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Emerging Growth Company. The JOBS Act permits Independent, as an “emerging growth company,” to take advantage of an extended transition period to comply with new or revised accounting standards and not commence complying with new or revised accounting standards until private companies must do so. Under the JOBS Act, Independent may make an irrevocable election to “opt out” of that extended transition period and comply with new or revised accounting standards when public companies that are not emerging growth companies must commence complying with those standards. Independent has elected not to “opt out” of the extended transition period at this time. Consequently, when a new or revised accounting standard has application dates that are different for public companies and private companies, Independent will commence complying with the new or revised standard only when private companies must do so. Independent will continue to commence complying with new or revised accounting standards in this manner until Independent ceases to be an emerging growth company unless Independent previously elects to opt out of the extended transition period, as Independent may do under the JOBS Act. Any such future election by Independent will be irrevocable and will apply to all accounting standards issued or revised after such election.

As a consequence of Independent’s determination to take advantage of the extended transition period, Independent’s consolidated financial statements as of a particular date and for a particular period in the future may not be comparable to the financial statements as of such date and for such period of a public company situated similarly to Independent that is neither an emerging growth company nor an emerging growth company that has opted out of the extended transition period. Such financial statements of the other company may be prepared in conformity with new or revised accounting standards then applicable to public companies, but not to private companies, while, if Independent is then in the extended transition period, Independent’s consolidated financial standards would not be prepared in conformity with such new or revised accounting standards.

Recently Issued Accounting Pronouncements

Independent has evaluated new accounting pronouncements that have recently been issued and have determined that there are no new accounting pronouncements that should be described in this section that will impact Independent’s operations, financial condition or liquidity in future periods. Refer to Note 2 of Independent’s audited consolidated financial statements for a discussion of recent accounting pronouncements that have been adopted by Independent or that will require enhanced disclosures in Independent’s financial statements in future periods.

Non-GAAP Financial Measures

Independent identifies certain of the financial measures discussed in this joint proxy statement/prospectus as being “non-GAAP financial measures.” In accordance with the SEC’s rules, Independent classifies a financial measure as being a non-GAAP financial measure if that financial measure excludes or includes amounts, or is subject to adjustments that have the effect of excluding or including amounts, that are included or excluded, as the case may be, in the most directly comparable measure calculated and presented in accordance with generally accepted accounting principles as in effect from time to time in the United States in Independent’s statements of income, balance sheet or statements of cash flows. Non-GAAP financial measures do not include operating and other statistical measures or ratios or statistical measures calculated using exclusively either financial measures calculated in accordance with GAAP, operating measures or other measures that are not non-GAAP financial measures or both.

The non-GAAP financial measures that Independent discusses in this joint proxy statement/prospectus should not be considered in isolation or as a substitute for the most directly comparable or other financial measures calculated in accordance with GAAP. Moreover, the manner in which Independent calculates the non-GAAP financial measures that Independent discusses in this joint proxy statement/prospectus may differ from that of other companies reporting measures with similar names. You should understand how such other banking organizations calculate their financial measures similar or with names similar to the non-GAAP financial measures Independent has discussed in this joint proxy statement/prospectus when comparing such non-GAAP financial measures.

Tangible Book Value Per Common Share. Tangible book value is a non-GAAP measures generally used by financial analysts and investment bankers to evaluate capital adequacy. Independent calculates: (a) tangible common equity as total stockholders’ equity less goodwill and other intangible assets; and (b) tangible book value per common share as tangible common equity (as described in clause (a)) divided by shares of common stock outstanding. For tangible book value, the most directly comparable financial measure calculated in accordance with GAAP is Independent’s book value.

Independent believes that this non-GAAP financial measure is important information to be provided to you because, as do Independent’s management, banking regulators, many financial analysts and other investors, you can use the tangible book value in conjunction with more traditional bank capital ratios to assess Independent’s capital adequacy without the effect of Independent’s goodwill and other intangible assets and compare Independent’s capital adequacy with the capital adequacy of other banking organizations with significant amounts of goodwill and/or other intangible assets, which typically stem from the use of the purchase accounting method of accounting for mergers and acquisitions.

The following table presents, as of the dates set forth below, total stockholders’ equity to tangible common equity and presents Independent’s tangible book value per common share compared with Independent’s book value per common share:

(dollars in thousands, except per share data)	As of September 30, 2013	As of December 31,
		2012	2011	2010	2009
Tangible Common Equity
Total stockholders’ equity	$218,511	$124,510	$85,997	$76,044	$62,479
Adjustments:
Goodwill	(28,742)	(28,714)	(11,222)	(11,222)	(11,222)
Core deposit intangibles	(2,724)	(3,251)	(2,664)	(3,231)	(1,914)

Tangible common equity	$187,045	$92,545	$72,111	$61,591	$49,343

Common shares outstanding(1)	$12,076,927	$8,269,707	$6,850,293	$6,832,328	$6,628,056

Book value per common share	$18.09	$15.06	$12.55	$11.13	$9.42
Tangible book value per common share	15.49	11.19	10.53	9.02	7.44

(1)	Independent calculates the common shares outstanding as set forth in note 5 to the tabular presentation of Independent’s historical selected financial data and other information appearing above.

Tier 1 Capital to Risk-Weighted Assets Ratio. Independent calculates the Tier 1 capital to risk-weighted assets ratio by dividing (a) Independent’s Tier 1 capital less noncommon elements, including qualifying trust preferred securities, by (b) risk-weighted assets, which are calculated in accordance with applicable bank regulatory requirements. Applicable bank regulatory requirements do not require Independent to disclose on a recurring basis Independent’s Tier 1 capital ratio. Management is currently monitoring this ratio, along with the applicable bank regulatory ratios, in evaluating Independent’s capital levels and believes that, at this time, the ratio may continue to be information that may be of interest to investors and analysts and assist them in assessing the adequacy of Independent’s capital and risk tolerance in view of Independent’s capital position. The financial measure calculated in accordance with GAAP most directly comparable to the Tier 1 capital to risk-weighted assets ratio is the ratio of Independent’s total stockholders’ equity to risk-weighted assets.

The following table presents Independent’s total stockholders’ equity (on a GAAP basis) to Tier 1 capital and presents the Tier 1 capital to risk-weighted assets ratio and the ratio of total stockholders’ equity to risk-weighted assets as of the dates set forth below:

(dollars in thousands)	As of September 30, 2013	As of December 31,
		2012	2011	2010	2009
Tier 1 Capital
Total stockholders’ equity—GAAP	$218,511	$124,510	$85,997	$76,044	$62,479
Adjustments:
Unrealized loss (gain) on available-for-sale securities	558	(2,578)	(2,162)	(866)	(80)
Goodwill	(28,742)	(28,742)	(11,222)	(11,222)	(11,222)
Other intangibles	(2,724)	(3,251)	(2,664)	(3,231)	(1,914)
Qualifying Restricted Core Capital Elements (TRUPS)	17,600	17,600	14,100	14,100	14,100

Tier 1 capital	$205,203	$107,539	$84,049	$74,825	$63,363

Total Risk-weighted Assets
On balance sheet	$1,468,803	$1,297,795	$971,322	$834,898	$705,406
Off balance sheet	26,536	10,860	6,850	8,139	4,428

Total risk-weighted assets	$1,495,339	$1,308,655	$978,172	$843,037	$709,834

Total stockholders’ equity to risk-weighted assets ratio	14.61%	9.51%	8.79%	9.02%	8.80%
Tier 1 common equity to risk-weighted assets ratio	13.72	8.22	8.59	8.88	8.93

BUSINESS OF BOH HOLDINGS

General

BOH Holdings was incorporated as a Texas corporation in 2008 to serve as a bank holding company for Bank of Houston. BOH Holdings does not, as an entity, engage in separate business activities of a material nature apart from the activities it performs for Bank of Houston. Its primary activities are to provide assistance in the management and coordination of Bank of Houston’s financial resources. BOH Holdings has no significant assets other than all of the outstanding common stock of Bank of Houston. BOH Holdings derives its revenues primarily from the operations of Bank of Houston in the form of dividends received from Bank of Houston. Bank of Houston is a Texas banking association that was chartered in 2005.

As a bank holding company, BOH Holdings is subject to supervision and regulation by the Federal Reserve in accordance with the requirements set forth in the BHC Act and by the rules and regulations issued by the Federal Reserve.

As of September 30, 2013, BOH Holdings had, on a consolidated basis, total assets of $924.6 million, total deposits of $747.3 million, total loans (net of unearned fees) of $704.6 million, and total shareholders’ equity of $94.3 million. BOH Holdings does not file reports with the SEC. BOH Holdings does, however, voluntarily provide annual reports, including audited financial statements, to its shareholders at its annual meeting.

Products and Services

Bank of Houston is a traditional commercial bank offering a diversified range of commercial and consumer banking services for business, industry, public and governmental organizations and individuals principally located in the Houston, Texas metropolitan area. Bank of Houston offers most types of loans, including commercial loans, residential and commercial construction loans, land development loans, residential and commercial mortgages, home equity loans and home equity lines of credit, small business administration loans and various consumer loans. Bank of Houston also offers depository services, various checking and savings account services, certificates of deposit, cashier’s checks, savings bonds, safe deposit boxes, drive-through services, bank-by-mail, and online banking services. Travelers checks, money orders, wire transfer services and gift cards are also available. Bank of Houston’s business is not seasonal in any material respect. Bank of Houston has ATMs at all but one of its locations and offers nationwide ATM access.

Bank of Houston funds its lending activities primarily from the core deposit base. Bank of Houston obtained deposits from the local market with no material position (in excess of 10% of total deposits) dependent upon any one person or entity.

Properties

BOH Holdings’ principal executive offices are located at 750 Bering Drive, Suite 100, Houston, Texas 77057, with locations throughout the Houston metropolitan area.

Bank of Houston currently conducts business operations at its main office and five branch office locations in and around the Houston, Texas metropolitan area. A description of the properties is presented below:

Location	Own or Lease	Sq. Ft.
Main Office	Lease	22,776
750 Bering Drive, Suite 100
Houston, Texas

River Oaks Branch	Lease	4,681
3900 Essex Lane, Suite 100
Houston, Texas

Memorial Branch	Lease	7,288
9601 Katy Freeway, Suite 100
Houston, Texas

Cypress Station Branch	Own	5,382
1051 FM 1960 West
Houston, Texas

Medical Center Branch	Lease	2,869
4120 Bellaire Boulevard
Houston, Texas

Kingwood Branch	Own	5,382
2665 Royal Forest Drive, Suite B100
Kingwood, Texas

Competition

The table below lists Bank of Houston’s deposit market share as of September 30, 2013, for the Houston Metropolitan Statistical Area, or MSA, which is the only market in which Bank of Houston provides services.

Market Area	Market Rank	Branch Count	Deposits In Market (in thousands)	Market Share (%)
Houston	67	6	$766,977	0.44%

BOH Holdings experiences competition in its market from many other financial institutions, including when attracting and retaining savings deposits and in lending funds. The primary factors BOH Holdings encounters in competing for savings deposits are convenient office locations and rates offered. Direct competition for savings deposits comes from other commercial bank and thrift institutions, credit unions, money market mutual funds and issuers of corporate and government securities which may offer more attractive rates than insured depository institutions are willing to pay. The primary factors BOH Holdings encounters in competing for loans include, among others, interest rate and loan origination fees and the range of services offered. Competition for origination of real estate loans comes from other commercial banks, thrift institutions, mortgage bankers, mortgage brokers and insurance companies. Banks and other financial institutions with which BOH Holdings competes may have capital resources and legal loan limits substantially higher than those maintained by BOH Holdings.

Employees

As of December 31, 2013, BOH Holdings had 105 full-time equivalent employees, none of whom is covered by a collective bargaining agreement.

Legal Proceedings

BOH Holdings and Bank of Houston are, from time to time, subject to various pending and threatened legal actions which arise out of the normal course of its business.

As of the date of this joint proxy statement/prospectus, there are no pending material proceedings adverse to BOH Holdings or Bank of Houston.

BOH HOLDINGS MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is intended to provide an overview of the significant factors affecting the financial condition and results of operations of BOH Holdings for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2012 and 2011. This discussion and analysis should be read in conjunction the section entitled “Cautionary Note Regarding Forward-Looking Statements,” “Selected Financial Information of BOH Holdings,” and the consolidated financial statements and the notes thereto, included elsewhere in this joint proxy statement/prospectus. As used in this section, references to “BOH Holdings” refer to BOH Holdings and Bank of Houston on a consolidated basis unless the context requires otherwise.

For the Nine Months Ended September 30, 2013 and 2012

Overview

While Bank of Houston commenced business on March 24, 2005, BOH Holdings was formed on July 15, 2008 and became the holding company for Bank of Houston on October 1, 2008. Other than as specifically provided herein, the financial information as of and for the nine months ended September 30, 2013 and 2012 and for the years ended December 31, 2012, 2011 and 2010 is consolidated financial data for BOH Holdings.

At September 30, 2013, BOH Holdings had total assets of $924.6 million, total loans of $704.6 million, total deposits of $747.3 million and stockholders’ equity of $94.3 million compared with total assets of $900.9 million, total loans of $629.3 million, total deposits of $762.4 million and stockholders’ equity of $86.8 million at December 31, 2012.

The increase in stockholders’ equity of $7.5 million or 8.6% from September 30, 2013 was primarily a result of earnings of Bank of Houston retained by BOH Holdings.

For the nine months ended September 30, 2013, BOH Holdings posted net income of $8.3 million or $1.16 and $1.09 per common share, basic and diluted, respectively, and had a return on average assets of 1.25% and a return on average equity of 12.15%. For the same period, net interest income was $26.5 million, noninterest income was $1.8 million and noninterest expense was $16.1 million. For the nine months ended September 30, 2012, BOH Holdings posted net income of $5.8 million or $0.83 and $0.78 per common share, basic and diluted, respectively, and had a return on average assets of 0.97% and a return on average equity of 8.82%. For the same period, net interest income was $22.9 million, noninterest income was $1.2 million and noninterest expense was $15.6 million. The increase in net income for the nine months ended September 30, 2013 as compared to the same period in 2012 was primarily due to a higher volume of earning assets and a higher net interest margin resulting in greater net interest income, which was partially offset by higher employment-related expenses and FDIC deposit insurance assessments.

Results of Operations

The earnings of BOH Holdings depend primarily on net interest income, which is the difference between the income earned on BOH Holdings’ loans and investments and the interest paid on its deposits and other borrowings. Among the factors affecting net interest income are the type, volume and quality of BOH Holdings’ assets, the type and volume of its deposits and the relative sensitivity of its interest-earning assets and its interest-bearing liabilities to changes in market interest rates.

In addition, BOH Holdings’ income is affected by the fees it receives from other banking services, by gains and losses on its investment portfolio, by its required provisions for possible credit losses and by the level of its operating expenses. All aspects of BOH Holdings’ operations are affected by general market, economic and competitive conditions.

Net Interest Income

Net interest income is the primary source of income for BOH Holdings and represents the amount by which interest and fees generated by earning assets exceed the cost of funds, primarily interest paid to BOH Holdings’ depositors on interest-bearing accounts. The differential or spread between interest income earned and interest expense incurred is affected both by the local and national economies and by competition from other depository and non-depository financial institutions. BOH Holdings closely scrutinizes competitors’ rates and attempts to remain competitive in the market while maintaining the highest possible interest spread.

For the nine months ended September 30, 2013, net interest income totaled $26.5 million and BOH Holdings posted a net interest margin of 4.35% and a net interest spread of 4.15%. For the nine months ended September 30, 2012, net interest income totaled $22.9 million and BOH Holdings posted a net interest margin of 3.96% and a net interest spread of 3.61%. The increase was primarily attributable to a higher volume of interest-earning assets.

The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. At September 30, 2013 and 2012, BOH Holdings had extended no loans for which the interest thereon was exempt from taxation and held $40.2 million in tax exempt investment securities. No tax equivalent adjustments were made and all average balances are daily average balances. Nonaccruing loans have been included in the table as loans carrying a zero yield.

	Nine Months Ended September 30,
	2013			2012
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate(1)	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate(1)
	(Dollars in thousands) (Unaudited)
Assets
Interest-earning assets:
Loans	$667,233	$26,472	5.29%	$538,667	$23,303	5.77%
Investment securities(2)	105,658	1,783	2.25	107,098	1,765	2.20
Interest-bearing due from banks	34,949	82	0.31	111,913	234	0.28
Federal Reserve (“FRB”), Federal Home Loan Bank (“FHLB”) and Texas Independent Bank (“TIB”) stock	3,743	22	0.78	2,559	19	0.99
Federal funds sold	55	1	5.29	10,579	16	0.20

Total interest-earning assets(3)	811,638	28,360	4.66	770,816	25,337	4.38

Less allowance for possible credit losses	(6,228)			(5,954)

Total interest-earning assets, net of allowance(3)	805,410			764,862
Noninterest earning assets:
Cash due from banks	46,690			8,769
Personal property and equipment, net	7,791			8,051
Other assets	21,784			18,625

Total noninterest-earning assets(3)	76,265			35,445

Total assets(3)	$881,675			$800,307

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW accounts	$15,229	$52	0.46%	$13,541	$14	0.14%
Money market, checking and savings	241,998	578	0.32	180,798	597	0.44
Time deposits less than $100,000	15,306	129	1.12	18,506	236	1.70
Time deposits $100,000 or more	140,475	662	0.63	152,533	894	0.78
Structured Repo	2,344	49	2.79	10,000	228	3.04
Other borrowings	68,741	395	0.00	45,000	474	1.40

Total interest-bearing liabilities	484,093	1,865	0.51	420,380	2,443	0.77
Noninterest-bearing liabilities:
Demand deposits(3)	314,769			305,975
Other liabilities	2,092			2,001

Total noninterest-bearing liabilities(3)	316,861			307,976

Stockholders’ equity(3)	80,721			71,953

Total liabilities and stockholders’ equity(3)	$881,675			$800,307

Net interest income		$26,495			$22,894

Net interest rate spread			4.15%			3.61%
Net interest margin(4)			4.35%			3.96%

(1)	Annualized.
(2)	The average outstanding balance on investment securities includes the net unrealized gain on investment securities.

(3)	The average balances of assets, liabilities and stockholders’ equity presented are for Bank of Houston only. Management estimated the difference between the average balances of Bank of Houston and BOH Holdings as immaterial.
(4)	The net interest margin is equal to annualized net interest income divided by average interest-earning assets.

The following table compares the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of this table, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	Nine Months Ended September 30, 2013 Compared with 2012
	Increase (Decrease) due to		Total
	Volume	Rate
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Loans, including fees	$6,359	$(3,190)	$3,169
Investment securities	(38)	56	18
Federal funds sold	(16)	1	(15)
FRB, FHLB and TIB stock	11	(8)	3
Interest bearing due from banks	(164)	12	(152)

Total increase (decrease) in interest income	6,152	(3,129)	3,023

Interest-bearing liabilities:
NOW accounts	(10)	48	38
Money market checking and savings	276	(295)	(19)
Time deposits less than $100,000	(19)	(88)	(107)
Time deposits $100,000 or more	(17)	(215)	(232)
Structured Repo	(173)	(6)	(179)
Other borrowings	886	(965)	(79)

Total increase (decrease) in interest expense	943	(1,521)	(578)

Increase (decrease) in net interest income	$5,209	$(1,608)	$3,601

Provision for Possible Credit Losses

The provision for possible credit losses is a charge against earnings in order to bring BOH Holdings’ allowance for possible credit losses to a level deemed appropriate by management based on such factors as BOH Holdings’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors. Management has adopted a methodology for assessing the adequacy of the allowance. Although no assurance can be given, management believes that the allowance for possible credit losses is adequate to cover probable losses inherent in the loan portfolio at September 30, 2013.

For the nine months ended September 30, 2013, the allowance for possible credit losses was $6.2 million compared with $5.9 million for the same period in 2012. The increased allowance was primarily due to growth of the loan portfolio offset by declines in nonperforming assets.

Noninterest Income

Noninterest income is a less important source of revenue for BOH Holdings. The primary source of recurring noninterest income for BOH Holdings is service charges on deposit accounts. Other sources of income include wire transfer fees, safe deposit box rentals and other banking service-related fees. Also included in this category are net gains or losses realized on the sale of investment securities and other real estate.

For the nine months ended September 30, 2013, BOH Holdings earned $499,000 in service charge income, an increase of $157,000 or 46% compared with income from service charges and other of $342,000 for the comparable period in 2012. By contrast, BOH Holdings earned only $ 45,000 in gains from the sale of securities, a decrease of $140,000 or 76% compared with gains from the sale of securities of $185,000 for the comparable period in 2012. Total noninterest income for the nine months ended September 30, 2013 increased by $575,000 or 47% compared with the same period in 2012. The increase is mainly attributable to service charge income and earnings from correspondent banks.

The following table presents, for the periods indicated, the major categories of noninterest income:

	Nine Months Ended September 30, 2013 Compared with 2012
	2013	2012	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Service charges	$499	$342	$ 157
Gain on sale of securities	45	185	(140)
Bank owned life insurance	419	375	44
Net gain on sale of ORE	163	3	160
Other noninterest income	670	316	354

Total noninterest income	$1,796	$1,221	$ 575

Noninterest Expense

Generally, noninterest expense is composed of all costs associated with operating BOH Holdings’ business facilities, obtaining and retaining banking customer relationships and providing bank services. The major component of noninterest expense is employee compensation and benefits. Noninterest expenses also include expenses which BOH Holdings incurs in the course of day-to-day operations, such as occupancy expenses, depreciation and amortization of furniture and equipment, professional fees, regulatory fees including FDIC assessments, data processing, advertising and supplies.

Noninterest expense for the nine months ended September 30, 2013 increased $545,000 or 3.5% to $16.1 million compared with noninterest expense of $15.6 million for the comparable period in 2012. The most significant components of the increase were a result of higher compensation costs due to staffing increases during 2013.

The following table presents, for the periods indicated, the major categories of noninterest expense:

	Nine Months Ended September 30, 2013 Compared with 2012
	2013	2012	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$10,572	$9,836	$ 736
Net occupancy and equipment expense	1,821	1,887	(66)
Loss on sale of OREO and expenses	132	489	(357)
Professional and directors fees	439	510	(71)
Data processing costs	780	706	74
Deposit account transaction and correspondent bank fees	542	537	5
Regulatory fees and FDIC assessments	474	431	43
Office expenses	205	248	(43)
Other noninterest expense	1,138	914	224

Total noninterest expense	$16,103	$15,558	$ 545

Income Taxes

Provisions for federal income taxes and the tax effects of the transactions reported in the financial statements consist of taxes currently due plus deferred taxes related primarily to differences between the basis of the allowance for possible credit losses and accumulated depreciation. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will be either taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets and liabilities are reflected at income tax rates applicable to the period in which the deferred tax assets or liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

For the nine months ended September 30, 2013, income tax expense totaled $3.8 million, an increase of $1.1 million or 42.0% compared with $2.7 million for the same period in 2012. The increase was primarily attributable to higher net income. The effective tax rate for the each of the nine months ended September 30, 2013 and 2012 was 31.5%.

Financial Condition

At September 30, 2013, total assets were $924.6 million, an increase of $23.7 million, or 2.6%, from total assets of $900.9 million at December 31, 2012. Total loans were $704.6 million and total deposits were $747.3 million at September 30, 2013, an increase of $75.3 million, or 12%, and a decrease of $15.1 million, or 2%, respectively, from their balances at December 31, 2012. Investment securities and cash and cash equivalents accounted for the majority of the remaining assets.

Loan Portfolio

BOH Holdings’ primary lending focus is on commercial and industrial, construction and land development and commercial real estate loans to local businesses. Typically, BOH Holdings’ customers have financing requirements between $500,000 and $10 million. BOH Holdings makes commercial loans primarily to small- and medium-sized businesses and to professionals in the greater Houston metropolitan area. BOH Holdings offers a variety of commercial loan products including revolving lines of credit, letters of credit, working capital loans and loans to finance accounts receivable, inventory and equipment. Many of BOH Holdings’ commercial loans have floating rates, are for varying terms (generally not exceeding three years), are personally guaranteed by the business owner and are secured by accounts receivable, inventory and/or other business assets. In addition to commercial loans secured solely by non-real estate business assets, BOH Holdings makes commercial loans that are secured by owner occupied real estate, as well as other business assets. BOH Holdings’ commercial mortgage loans are secured by first liens on real estate, have floating or fixed interest rates and amortize over a 15 to 20 year period.

In underwriting commercial real property loans, consideration is given to the property’s operating history, future operating projections, current and projected occupancy, location and physical condition. The underwriting analysis also includes credit checks, appraisals and a review of the borrower’s financial condition. BOH Holdings also makes loans to finance the construction of residential and, to a lesser extent, nonresidential properties. Construction loans generally are secured by first liens on real estate and have floating interest rates. BOH Holdings conducts periodic inspections, either directly or through an architect or other agent, before approval of periodic draws on these loans. Underwriting guidelines similar to those described above with respect to commercial real property are also used in BOH Holdings’ construction lending activities. BOH Holdings also originates automobile, boat, home improvement and other loans to consumers, primarily those who have other deposit or loan relationships with BOH Holdings.

The following table summarizes BOH Holdings’ loan portfolio by type of loan at the dates indicated:

	September 30, 2013 (Unaudited)		December 31, 2012
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial real estate	$376,829	53.4%	$339,380	53.9%
Commercial and industrial	200,606	28.4	191,192	30.3
Residential real estate	110,601	15.7	80,776	12.8
Consumer	14,145	2.0	15,360	2.4
Other	3,131	0.4	3,468	0.6

Total loans	705,312	100.0%	630,176	100.0%

Less deferred fees, net	(671)		(831)

Loans, net of deferred fees	704,641		629,345
Less allowance for possible credit losses	(6,239)		(6,139)

Total loans, net	$698,402		$623,206

At September 30, 2013, loans net of unearned fees had increased $75.2 million or 11.9 % to $704.6 million compared with $629.3 million at December 31, 2012, primarily a result of continued organic growth.

The contractual maturity or next repricing dates in each maturity range of BOH Holdings’ loan portfolio at September 30, 2013 are summarized in the following table:

	September 30, 2013
	Within One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands) (Unaudited)

Total loans	$186,329	$442,032	$76,280	$704,641

Scheduled contractual principal repayments do not reflect the actual maturities of loans. The maturity of loans may be substantially less than their contractual term because of prepayments. The average life of mortgage loans tends to increase when the current mortgage loan rates are substantially higher than rates on existing mortgage loans and, conversely, decrease when rates on existing mortgages are substantially lower than current mortgage loan rates, due to the refinancing of adjustable rate and fixed rate loans at lower rates.

BOH Holdings accrues interest on its performing loans daily. Interest is computed using the simple interest method. This method recognizes that as the principal balance falls during the life of the loan, a smaller portion of each payment constitutes interest earned on the outstanding balance. BOH Holdings often charges points and fees upon origination of certain real estate and construction loans. It complies with the generally accepted accounting principles when these fees and points are charged and when the resulting income is recognized.

Nonperforming Assets

BOH Holdings has several procedures in place to assist in maintaining the overall quality of its loan portfolio. BOH Holdings has established underwriting guidelines to be followed by its officers, and, when applicable, will monitor delinquency levels for any negative or adverse trends. BOH Holdings’ loan review procedures include approval of lending policies and underwriting guidelines by the BOH Holdings board of directors, a semi-annual independent third party loan review, approval of large credit relationships by BOH Holdings’ loan committee and loan quality documentation procedures. There can be no assurance, however, that BOH Holdings’ loan portfolio will not become subject to increasing pressures from deteriorating borrower credit due to general economic conditions.

The accrual of interest on a loan is discontinued when, in the opinion of management (based upon such criteria as default in payment, asset deterioration, decline in cash flow, recurring operating loss, declining sales, bankruptcy and other financial conditions which could result in default), the borrower’s financial condition is such that the collection of interest is doubtful. BOH Holdings has a general policy of placing past due loans on nonaccrual status when such loans are 90 days or more past due or when management expects the loan may be partially uncollectible with regard to principal or interest.

Placing a loan on nonaccrual status has a two-fold impact on net interest earnings. First, it may cause a charge against earnings for the interest which had been accrued in the current year but not yet collected on the loan. Second, it eliminates future interest earnings with respect to that particular loan from BOH Holdings’ revenues. Interest on such loans is not recognized until all of the principal is collected or until the loan is returned to a performing status. There were two loans totaling $502,000 on nonaccrual status and considered to be nonperforming at September 30, 2013.

BOH Holdings may renegotiate the terms of a loan because of a deterioration in the financial condition of a borrower. This renegotiation enhances the probability of collection. There were no loans in such status as of September 30, 2013.

The following table presents information regarding nonperforming assets as of the dates indicated::

	September 30, 2013 (Unaudited)	December 31, 2012
	(Dollars in thousands)
Nonaccrual loans	$502	$300
Accruing loans 90 or more days past due	—	—

Total nonperforming loans	—	—
Other real estate	3,377	5,086

Total nonperforming assets	$3,879	$5,386

Nonperforming assets to total loans and other real estate	0.6%	0.9%
Nonperforming assets to average earning assets	0.4	0.7

BOH Holdings obtains appraisals on loans secured by real estate, as required by applicable regulatory guidelines, and may update such appraisals for loans categorized as nonperforming loans and potential problem loans. In instances where undated appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need, if any, for possible write downs or appropriate additions to the allowance for possible credit losses. BOH Holdings records other real estate at fair value at the time of acquisition, less estimated costs to sell.

Allowance for Possible Credit Losses

The allowance for possible credit losses is a reserve established through charges to earnings in the form of a provision for possible credit losses. Actual credit losses or recoveries are charged or credited directly to the allowance.

BOH Holdings has established an allowance, which it believes is adequate for probable losses inherent in BOH Holdings’ loan portfolio. In making its evaluation of the credit risk of the loan portfolio, BOH Holdings considers factors such as BOH Holdings’ historical loan loss experience, industry diversification of the commercial loan portfolio, the amount of nonperforming loans and related collateral, the volume, growth and composition of the loan portfolio, current economic conditions that may affect the borrower’s ability to pay and the value of collateral, the evaluation of the loan portfolio through the loan review process and other relevant factors.

BOH Holdings follows a loan review program to evaluate the credit risk in the loan portfolio. Through the loan review process, BOH Holdings maintains an internally classified loan watch list, which, along with a delinquency list of loans, helps management assess the overall quality of the loan portfolio and the adequacy of the allowance for possible credit losses. Charge-offs occur when a loan is deemed uncollectible or the value of the underlying collateral is not sufficient to cover the outstanding debt.

The allowance for possible credit losses at September 30, 2013 was $6.2 million, which constitutes approximately 0.89 % of total loans outstanding at such date. The allowance for possible credit losses at September 30, 2013 represents an increase of $0.1 million or 1.6 % from the allowance of $6.1 million at December 31, 2012. Although additional losses may occur, management believes the allowance for possible credit losses to be adequate to absorb probable losses inherent in the loan portfolio at September 30, 2013.

The following table presents, for the periods indicated, an analysis of the allowance for possible credit losses and other related data:

	As of and for the Nine Months Ended September 30, 2013 (Unaudited)	As of and for the Year Ended December 31, 2012
	(Dollars in thousands)
Balance, beginning of period	$6,139	$5,942
Provision for possible credit losses	100	250
Loans charged off	—	(159)
Recoveries	—	106

Balance, end of period	$6,239	$6,139

Ratios:
Net charge-offs to average loans	—	0.01%
Net charge-offs to end of period loans	—	0.01
Allowance to average loans	0.94%	1.10
Allowance to end of period loans	0.89	0.98
Net charge-offs to allowance	—	0.96

The following table describes the allocation of the allowance for possible credit losses among various categories of loans at the indicated dates. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any category of loans. All impaired loans have a valuation allowance at December 31, 2012 and these reserves are included in the table below.

	September 30, 2013 (Unaudited)		December 31, 2012
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for possible credit losses applicable to:
Commercial real estate	$3,332	53.4%	$3,526	53.9%
Commercial and industrial	1,772	28.4	2,023	30.3
Residential real estate	979	15.7	489	12.8
Consumer	124	2.0	96	2.4
Other	32	0.5	5	0.6

Total allowance for possible credit losses	$6,239	100.0%	$6,139	100.0%

The allocation in the table above is based on the dollar amount of loans in each category rather than an analysis of specific loans. When management is able to identify specific loans or categories of loans where specific amounts of allowance are required, allocations will be assigned to those loans. There can be no assurance, however, that BOH Holdings will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at September 30, 2013.

Investment Securities

BOH Holdings uses its securities portfolio to provide liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to provide collateral for municipal pledging requirements and to manage asset quality. Securities available for sale totaled $88.7 million at September 30, 2013 compared with $107.7 million at December 31, 2012. Securities classified as held to maturity totaled $8.5 million at September 30, 2013 and $10 million at December 31, 2012. Securities held to maturity are primarily mortgage-backed securities. Investment securities represented 10.5 % of total assets at September 30, 2013 compared with 13.0 % at December 31, 2012.

At the date of purchase, BOH Holdings is required to classify debt and equity securities into one of three categories: held to maturity, trading or available for sale. At each reporting date, the appropriateness of the classification is reassessed. Investments in such securities are classified as held to maturity and measured at amortized cost in the financial statements only if management has the positive intent and BOH Holdings has the ability to hold those securities to maturity. Securities that are bought and held principally for the purpose of selling them in the near term are classified as trading and measured at fair value in the financial statements with unrealized gains and losses included in earnings. Investments not classified as either held to maturity or trading are classified as available for sale and measured at fair value in the financial statements with unrealized gains and losses reported in a separate component of stockholders’ equity until realized.

BOH Holdings’ Asset Liability Management Committee (ALCO) periodically reviews its investment portfolio for impairment purposes. Securities owned in a loss position for greater than twelve (12) months are evaluated for Other Than Temporary Impairment (OTTI) charges. There were no securities deemed “Other Than Temporarily Impaired” as of September 30, 2013 and December 31, 2012.

The following tables summarize the amortized cost of securities classified as available for sale and their approximate fair values as of the dates shown:

	September 30, 2013
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands) (Unaudited)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$8,601	$ 28	$(437)	$8,193
Mortgage-backed securities	40,752	867	(1,262)	40,357
Municipal securities	39,351	1,103	(279)	40,174

Total securities available for sale	88,704	1,998	(1,978)	88,724

Securities held to maturity:
Mortgage-backed securities	8,534	135	(156)	8,514

Total securities	$97,238	$2,133	$(1,822)	$97,256

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$9,818	$ 40	$ (89)	$9,769
Mortgage-backed securities	42,285	1,391	(175)	43,501
Municipal securities	52,957	1,582	(68)	54,471

Total securities available for sale	105,060	3,013	(332)	107,741

Securities held to maturity:
Mortgage-backed securities	9,567	412	(6)	9,973

Total securities	$114,627	$3,425	$(338)	$117,714

The following table summarizes the contractual maturity of investment securities based on amortized cost and their weighted average yields at the date indicated:

	September 30, 2013
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands) (Unaudited)
Securities available for sale:
U.S. Government and Agency:
Debt securities	—	—	—	—	$ 8,975	1.7%	$11,237	1.6%	$20,212	1.7%
Mortgage-backed securities	—	—	—	—	585	3.0	28,557	2.6	29,141	3.0
Municipal securities	$6,546	1.0%	$9,715	2.4%	15,636	5.2	7,453	4.7	39,351	3.7

Total securities available for sale	6,546		9,715		25,196		47,247		88,704

Securities held to maturity:
Mortgage-backed securities	—	—	—	—	—	—	8,534	3.2%	8,534	3.2%

Total securities	$6,546		$9,715		$25,196		$55,781		$97,238

Interest Rate Sensitivity Management

Interest rate sensitivity refers to the relationship between market interest rates and net interest income resulting from the repricing of certain assets and liabilities. Interest rate risk arises when an earning asset matures or when its rate of interest changes in a time frame different from that of the supporting interest-bearing liability. One way to reduce the risk of significant adverse effects on net interest income of market rate fluctuations is to minimize the difference between rate sensitive assets and liabilities, referred to as gap, by maintaining an interest rate sensitivity position within a particular time frame.

Maintaining an equilibrium between rate sensitive assets and liabilities will reduce some of the risk associated with adverse changes in market rates, but it will not guarantee a stable net interest spread because yields and rates may not change simultaneously and may change by different amounts. These changes in market spreads could materially affect the overall net interest spread even if assets and liabilities were perfectly matched. If more assets than liabilities reprice within a given period, an asset sensitive position or “positive gap” is created (rate sensitivity ratio is greater than 100%), which means asset rates respond more quickly when interest rates change. During a positive gap, a decline in market rates will have a negative impact on net interest income. Alternatively, where more liabilities than assets reprice in a given period, a liability sensitive position or “negative gap” is created (rate sensitivity ratio is less than 100%) and a decline in interest rates will have a positive impact on net interest income.

BOH Holdings’ ALCO is comprised of executive management and outside directors who meet at least quarterly to review its interest rate risk position. One of the duties of the committee is to review the financial results provided by an internal interest rate risk model. The interest rate risk model includes a shock test of BOH Holdings’ balance sheet. This shock test simulates the effects of changes in interest rates on BOH Holdings’ earnings, balance sheet and equity capital. The interest rate risk model provides valuable information that is useful in managing BOH Holdings’ interest rate risk.

The following table presents an analysis of BOH Holdings’ interest rate sensitivity position as of the date indicated:

	September 30, 2013
	0-90 days	91-365 days	After 1 year	Total
	(Dollars in thousands) (Unaudited)
Interest-earning assets:
Loans	$205,147	$77,513	$421,982	$704,641
Investment securities	2,742	12,938	81,576	97,256
Federal funds sold	—	—	—	—
Other earning assets	3,954	—	—	3,954

Total interest-earning assets	211,843	90,451	503,558	805,852
Interest-bearing liabilities:
Certificates of deposit	42,559	81,986	27,250	151,795
Other interest-bearing liabilities	293,085	—	—	293,085
Repurchase agreements	60,300	—	20,000	80,300

Total interest-bearing liabilities	395,944	81,986	47,250	525,180

Period gap	(184,101)	8,465	456,308	280,672

Cumulative interest rate gap	$(184,101)	$(175,636)	$280,672

Cumulative rate sensitivity ratio	(86.90)%	(58.1)%	34.8%

Certain shortcomings are inherent in the method of analysis presented in the table above. For example, although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. Additionally, certain assets, such as adjustable-rate loans, have features that restrict changes in interest rates, both on a short-term basis and over the life of the asset. More importantly, changes in interest rates, prepayments and early withdrawal levels may deviate significantly from those assumed in the calculations in the table.

BOH Holdings faces the risk that interest rates may fall and borrowers might repay their loans sooner than the contractual maturity, forcing BOH Holdings to reinvest in a potentially lower yielding asset. This prepayment would have the effect of lowering the overall portfolio yield, which may result in lower net interest income. BOH Holdings has assumed that these loans will prepay, if the borrower has sufficient incentive to do so, using prepayment tables provided by third party consultants. In addition, some of BOH Holdings’ assets, such as mortgage-backed securities, are held at a premium, and if these assets prepaid, BOH Holdings would have to write down the premium, which would temporarily reduce the yield.

A portion of the securities available for sale have contractual maturity dates through the year 2024, bear fixed rates of interest that are collateralized by residential mortgages. Repayment of principal on these bonds is primarily dependent upon the cash flows from payments made on the underlying mortgage collateral to the bond issuer. Reduced prepayments extend BOH Holdings’ original anticipated holding period, which increases interest rate risk overtime, should market rates increase.

Deposits

BOH Holdings relies primarily on its deposit base to fund its lending and investment activities. BOH Holdings follows a policy of paying interest rates on interest-bearing accounts, which are competitive with other commercial banks in its market area.

Total deposits were $747.3 million at September 30, 2013 compared with $762.4 million at December 31, 2012, a decrease of $15.1 million or 2.0%. At September 30, 2013, demand, NOW, money market and savings deposits accounted for approximately 79.7% of total deposits, while certificates of deposit made up 20.3% of total deposits. Noninterest-bearing demand deposits totaled $302.4 million or 40.5% of total deposits at September 30, 2013 compared with $355.5 million or 46.6% of total deposits at December 31, 2012, a decrease of $53.1 million or 14.9%. This decrease in total deposits was primarily the result of the expiration of the unlimited FDIC insurance coverage on non-interest-bearing transaction accounts on December 31, 2012. The average cost of deposits, including noninterest-bearing demand deposits, was 0.20% for the nine months ended September 30, 2013 compared with 0.33% for the year ended December 31, 2012. The change in the average cost of deposits was primarily due to a persistently low interest rate environment.

The following table presents for the periods indicated the average balances and weighted average rates paid on total deposits:

	Nine Months Ended September 30, 2013 (Unaudited)		Year Ended December 31, 2012
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$314,769	—	$310,509	—
Interest-bearing demand deposits	257,227	0.3%	212,120	0.4%
Time deposits less than $100,000	15,306	1.1	18,269	0.8
Time deposits $100,000 or more	140,475	0.6	149,122	0.9

Total deposits	$727,777	0.2%	$690,020	0.3%

The following table sets forth the amount of BOH Holdings’ certificates of deposit that are $100,000 or greater by the time remaining until maturity as of the date indicated:

As of September 30, 2013
(Dollars in thousands) (Unaudited)
Remaining maturity:
3 months or less	$ 38,446
Over 3 through 6 months	35,814
Over 6 through 9 months	17,127
Over 9 through 12 months	21,345
Over 12 months	24,348

Total	$137,079

Time deposits of $100,000 or more are generally solicited from markets served by BOH Holdings. BOH Holdings had $44.3 million in brokered deposits as of September 30, 2013, representing 5.9% of total deposits at such date. Time deposits are a significant source of funds. The amount of deposits in certificates of deposit (“CDs”) including IRA and public funds in amounts of $100,000 or more was $137.1 million, representing 18.3% of total deposits as of September 30, 2013.

BOH Holdings’ CD rates are competitive with area financial institutions. However, the rates paid on CDs in amounts of $100,000 or more normally exceed the rates paid by BOH Holdings on smaller retail deposits. Because CDs in amounts of $100,000 or more normally command higher rates than smaller retail deposits in the marketplace, such CDs are subject to being moved to other financial institutions if a higher rate can be obtained by the depositor. Thus, CDs in amounts of $100,000 or more may be considered less stable than other deposits. However, because a large portion of BOH Holdings’ CDs in amounts of $100,000 or more are owned by customers who have a full banking relationship with BOH Holdings and they have historically renewed their CDs at maturity, management does not consider these CDs to be as volatile as CDs owned by other institutions or those owned by customers who do not maintain full banking relationships. Interest expense on CDs in amounts of $100,000 or more was $719,000 for the nine months ended September 30, 2013.

Liquidity

BOH Holdings’ asset and liability management policy is intended to maintain adequate liquidity and thereby enhance its ability to raise funds to support asset growth, meet deposit withdrawals and lending needs, maintain reserve requirements and otherwise sustain operations. BOH Holdings accomplishes this through management of the maturities of its interest-earning assets and interest-bearing liabilities. To the extent practicable, BOH Holdings attempts to match the maturities of its rate sensitive assets and liabilities. Liquidity is monitored daily and overall interest rate risk is assessed through reports showing both sensitivity ratios and existing dollar “gap” data. BOH Holdings believes its present position to be adequate to meet its current and future liquidity needs.

The liquidity of BOH Holdings is maintained in the form of readily marketable investment securities, demand deposits with commercial banks, the FRB, the FHLB of Dallas, vault cash and federal funds sold. While the minimum liquidity requirement for banks is determined by federal bank regulatory agencies as a percentage of deposit liabilities, BOH Holdings’ management monitors liquidity requirements as warranted by interest rate trends, changes in the economy and the scheduled maturity and interest rate sensitivity of the investment and loan and lease portfolios and deposits.

In addition to the liquidity provided by the foregoing, BOH Holdings has correspondent relationships with other banks in order to sell loans or purchase overnight funds should additional liquidity be needed. BOH Holdings has established lines of credit totaling $46.0 million with various correspondent financial institutions, which are renewable annually and are unsecured.

In the ordinary course of its operations, BOH Holdings maintains correspondent bank accounts and interest-bearing deposits with various financial institutions, which aggregated approximately $90.1 million as of September 30, 2013. The largest of these interest-bearing deposit accounts is with BBVA Compass Bank. Each of the correspondent accounts is a demand account or money market account and BOH Holdings receives from such correspondents the normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and sales and purchases of federal funds.

Off-Balance Sheet Risk

BOH Holdings is party to various financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amounts recognized in the statements of condition. The contract or notional amounts of those instruments reflect the extent of the involvement BOH Holdings has in particular classes of financial instruments. BOH Holdings’ exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual notional amount of those instruments. BOH Holdings uses the same credit policies in making these commitments and conditional obligations as it does for on-balance sheet instruments.

The following is a summary, as of the date indicated, of the various financial instruments whose contract amounts represent credit risk. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

September 30, 2013
(Dollars in thousands) (Unaudited)
Commitments to extend credit	$195,217
Standby letters of credit	3,525

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. BOH Holdings evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by BOH Holdings upon extension of credit, is based on management’s credit evaluation of the customer.

Standby letters of credit are conditional commitments issued by BOH Holdings to guarantee the performance of a customer to a third party. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to its customers.

Borrowings

BOH Holdings had $46.0 million in unsecured lines of credit with correspondent financial institutions as of September 30, 2013. BOH Holdings had no borrowings on these lines of credit during the nine months ending September 30, 2013.

BOH Holdings had total available borrowings through the FHLB, secured by investment securities and a blanket lien on certain real estate and commercial loans of approximately $277.3 million and approximately $80.3 million in FHLB advances outstanding as of September 30, 2013.

Capital Resources

Stockholders’ equity for BOH Holdings was $94.3 million as of September 30, 2013 compared with $86.8 million at December 31, 2012, an increase of $7.5 million or 8.6%. The increase was primarily due to earnings of Bank of Houston retained by BOH Holdings.

Both the Federal Reserve with respect to BOH Holdings, and the FDIC with respect to Bank of Houston, have established certain minimum risk-based capital standards that apply to bank holding companies and federally insured banks. As of September 30, 2013, Bank of Houston’s risk-based capital ratios were above the levels required for Bank of Houston to be designated as “well capitalized” by the FDIC. The following table sets forth BOH Holdings’ and Bank of Houston’s total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage ratios as of the date indicated:

	September 30, 2013
	Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions		Actual Ratio
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars in thousands) (Unaudited)
BOH Holdings, Inc.
Total risk based capital (to risk-weighted assets)	$60,079	8.0%	N/A	N/A	$100,508	13.38%
Tier 1 capital (to risk-weighted assets)	30,039	4.0	N/A	N/A	94,269	12.55
Leverage (Tier 1 capital to average assets)	35,993	4.0	N/A	N/A	94,269	10.48
Bank of Houston
Total risk based capital (to risk-weighted assets)	$59,834	8.0%	$74,792	10.0%	$89,832	12.01%
Tier 1 capital (to risk-weighted assets)	29,917	4.0	44,875	6.0	83,584	11.20
Leverage (Tier 1 capital to average assets)	35,850	4.0	44,812	5.0	83,584	9.30

For the Years Ended December 31, 2012 and 2011

Overview

At December 31, 2012, BOH Holdings had total assets of $900.9 million, total loans of $629.3 million, total deposits of $762.4 million and stockholders’ equity of $86.8 million compared to total assets of $752.9 million, total loans of $515.7 million, total deposits of $611.7 million and stockholders’ equity of $84.7 million at December 31, 2011.

The increase in stockholders’ equity of $2.1 million or 2.4% from December 31, 2011 to December 31, 2012 was primarily a result of the issuance of shares of BOH Holdings’ common stock and the retention of consolidated net income, offset by dividends paid on both common and preferred stock.

For the year ended December 31, 2012, BOH Holdings posted net income of $8.0 million or $1.14 and $1.06 per common share, basic and diluted, respectively, and had a return on average assets of 0.97% and a return on average equity of 8.94%. For the year ended December 31, 2011, BOH Holdings posted net income of $6.2 million or $0.89 and $0.84 per common share, basic and diluted, respectively, and had a return on average assets of 0.95% and a return on average equity of 8.76%.

Results of Operations

Net Interest Income

For the year ended December 31, 2012, net interest income totaled $31.3 million and BOH Holdings posted a net interest margin of 4.08% and a net interest spread of 3.76%. For the year ended December 31, 2011, net interest income totaled $26.8 million and BOH Holdings, net interest income totaled $22.5 million and BOH Holdings posted a net interest margin of 5.11% and a net interest spread of 3.20%. The increase from period to period was primarily attributable to an increase in loan and investment securities volume, partially offset by a decline in average rates on these interest-earning assets.

Net interest income increased $4.4 million for the year ended December 31, 2012 compared with the year ended December 31, 2011, primarily as a result of an increase in volume of interest-earning assets. The increase in volume was partially offset by a decrease in yields on all earning asset types and a decrease in funding costs, primarily due to a decrease in rates.

The following table presents, for the periods indicated, an analysis of net interest income by each major category of interest-earning assets and interest-bearing liabilities, the average amounts outstanding and the interest earned or paid on such amounts for BOH Holdings. The table also sets forth the average rate earned on interest-earning assets, the average rate paid on interest-bearing liabilities, and the net interest margin on average total interest-earning assets for the same periods. At December 31, 2012 and 2011, BOH Holdings had extended no loans for which the interest thereon was exempt from taxation, however BOH Holdings did hold investments in tax-exempt securities. No tax-equivalent adjustments were made and all average balances are yearly average balances. Year end balances of tax exempt investment securities are reflected in the investment tables on page 225.

	Year Ended December 31,
	2012			2011
	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate	Average Outstanding Balance	Interest Earned/ Paid	Average Yield/ Rate
	(Dollars in thousands)
Assets
Interest-earning assets:
Loans	$552,613	$31,681	5.73%	$475,531	$28,061	5.90%
Investment securities(1)	111,821	2,382	2.13	82,704	2,350	2.84
Interest-bearing due from banks	9,144	367	0.40	3,272	108	3.30
FRB, FHLB and TIB Stock	2,614	21	0.96	2,307	27	1.17
Federal funds sold	8,261	16	0.19	28,055	57	0.20

Total interest-earning assets	766,453	34,467	4.50	591,869	30,603	5.17

Less allowance for possible credit losses	(5,959)			(5,563)

Total interest-earning assets net of allowance	760,494			586,306

Noninterest-earning assets:
Cash due from banks	31,935			39,494
Personal property and equipment, net	8,083			7,660
Other assets	19,398			21,152

Total noninterest-earning assets	59,416			68,306

Total assets	$819,910			$654,612

Liabilities and Stockholders’ Equity
Interest-bearing liabilities:
NOW accounts	$14,160	$20	0.14%	$11,879	$17	0.14%
Money market checking and savings	197,960	819	0.41	140,339	939	0.67
Time deposits less than $100,000	18,269	149	0.82	16,121	178	1.10
Time deposits $100,000 or more	149,122	1,296	0.87	164,559	1,736	1.05
Structured Repo	10,00	304	3.04	10,000	300	3.00
Other borrowings(2)	44,433	621	—	38,888	586	1.50

Total interest-bearing liabilities	433,944	3,209	0.74	381,786	3,756	0.98

Noninterest-bearing liabilities:
Demand deposits	310,509			213,015
Other liabilities	2,330			2,077

Total noninterest-bearing liabilities	312,839			215,092

Stockholders’ equity	73,127			51,737

Total liabilities and stockholders’ equity	$819,910			$654,612

Net interest income(2)		$31,258			$26,848

Net interest rate spread			3.76%			4.19%
Net interest income and margin(3)			4.08%			4.54%

(1)	The average outstanding balance on investment securities includes the net unrealized gain on investment securities.
(2)	For the year ending December 31, 2011, BOH Holdings incurred $21,000 of interest expense on other borrowings that are not reflected in the tables above.
(3)	The net interest margin is equal to net interest income divided by average interest-earning assets.

The following tables compare the dollar amount of changes in interest income and interest expense for the major components of interest-earning assets and interest-bearing liabilities and distinguishes between the increase (decrease) related to higher outstanding balances and the volatility of interest rates. For purposes of these tables, changes attributable to both rate and volume which cannot be segregated have been allocated to rate.

	Year Ended December 31, 2012 Compared with 2011
	Increase (Decrease) due to
	Volume	Rate	Total
	(Dollars in thousands)
Interest-earning assets:
Loans, including fees	$4,549	$(929)	$3,620
Investment securities	827	(795)	32
Federal funds sold and other investments	(40)	(1)	(41)
FRB, FHLB and TIB stock	4	(6)	(2)
Interest bearing due from banks	2,900	(2,641)	259

Total increase (decrease) in interest income	$8,240	$(4,372)	$3,868

Interest-bearing liabilities:
NOW accounts	$ 3	—	$ 3
Money market, checking and savings	386	$ (506)	(120)
Time deposits less than $100,000	24	(53)	(29)
Time deposits $100,000 or more	(163)	(277)	(440)
Structured Repo	—	4	4
Other borrowings	704	(668)	36
Total increase (decrease) in interest expense	954	(1,500)	(546)

Increase in net interest income	$7,286	$(2,872)	$4,414

Allowance for Possible Credit Losses

For the year ended December 31, 2012, the allowance for possible credit losses was $6.1 million compared to $5.9 million for the year ended December 31, 2011. The allowance for possible credit losses increased based on a corresponding increase in outstanding loans, partially offset by improvements in asset quality.

Noninterest Income

The following tables present, for the periods indicated, the major categories of noninterest income:

	Year Ended December 31, 2012 Compared with 2011
	2012	2011	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Service charges	$508	$316	$192
Gain on sale of securities	432	61	371
Bank owned life insurance	525	479	46
Net gain (loss) on sale of ORE	4	33	(29)
Other noninterest income	460	310	150

Total noninterest income	$1,929	$1,199	$730

For the year ended December 31, 2012, BOH Holdings earned $508,000 in service charge income, an increase of $ 192,000 or 60.8% compared with income from service charges of $316,000 for the year ended December 31, 2011. Total noninterest income for the year ended December 31, 2012 increased by $730,000 or 60.9% compared with the year ended December 31, 2011. The increase was mainly attributable to an increase in gains on sales of investment securities in addition to overall increases in service charges due to the increased volume of customer deposit accounts.

Noninterest Expense

Noninterest expense for the year ended December 31, 2012 increased $3.2 million or 17.3% to $21.3 million compared with noninterest expense of $18.2 million for the year ended December 31, 2011. The most significant components of the increase were expenses related to salary and benefits.

The following tables present for the periods indicated, the major categories of noninterest expense:

	Year Ended December 31, 2012 Compared with 2011
	2012	2011	Increase (Decrease)
	(Dollars in thousands) (Unaudited)
Salaries and employee benefits	$13,296	$10,647	$2,649
Net occupancy and equipment expense	2,557	2,249	308
Loss on sale of OREO and expenses	1,018	1,134	(116)
Professional and directors fees	689	877	(188)
Data processing costs	949	671	278
Deposit account transaction and correspondent bank fees	766	622	144
Regulatory fees and FDIC assessments	581	594	(13)
Office expenses	313	322	(9)
Other noninterest expense	1,186	1,084	102

Total noninterest expense	$21,355	$18,200	$3,155

Income Taxes

The amount of federal income tax expense is influenced by the amount of taxable income, the amount of tax-exempt income, the amount of nondeductible interest expense and the amount of other nondeductible expenses. For the year ended December 31, 2012, income tax expense was $3.6 million compared with $2.5 million for the year ended December 31, 2011. The changes were directly attributable to increases in net income for financial reporting. The effective tax rate for financial reporting for the years ended December 31, 2012 and 2011 was 30.9% and 28.7%, respectively. The effective income tax rates differed from the U.S. statutory rate of 34% during the comparable periods primarily due to tax exempt interest income on investment securities and income on bank owned life insurance.

Financial Condition

At December 31, 2012, total assets were $900.9 million, an increase of $148.0 million or 19.7% from total assets of $752.9 million at December 31, 2011. Total loans were $629.3 million and total deposits were $762.4 million at December 31, 2012, an increase of $113.7 million or 22.0% and $150.8 million or 24.7%, respectively, from their balances at December 31, 2011. Investment securities and cash and cash equivalents accounted for the majority of the remaining assets. Cash and cash equivalents were $122.7 million at December 31, 2012, a decrease of $2.5 million from December 31, 2011.

Loan Portfolio

The following table summarizes Bank of Houston’s gross loan portfolio before unearned fees by type of loan at the dates indicated:

	December 31, 2012		December 31, 2011
	Amount	Percent	Amount	Percent
	(Dollars in thousands)
Commercial real estate	$339,380	53.9%	$260,920	50.5%
Commercial and industrial	191,192	30.3	186,341	36.1
Residential real estate	80,776	12.8	51,281	9.9
Consumer	15,360	2.4	16,689	3.2
Other real estate	3,468	0.6	1,143	0.2

Total loans	$630,176	100.0%	$516,374	100.0%

At December 31, 2012, loans net of unearned fees had increased $113.7 million or 22.0% to $629.3 million compared with $515.7 million at December 31, 2011. Loans have increased from period to period primarily due to the expansion of branch locations and the addition of loan officers at each new location. Loan growth has been purely organic and reflective of marketing efforts in the greater Houston metropolitan area.

The contractual maturity or next repricing dates in each maturity range of BOH Holdings’ loan portfolio at December 31, 2012 are summarized in the following table:

	December 31, 2012
	Within One Year or Less	One Through Five Years	After Five Years	Total
	(Dollars in thousands)

Total loans	$201,000	$383,754	$44,591	$629,345

See “– For the Nine Months Ended September 30, 2013 and 2012 – Financial Condition – Loan Portfolio” for additional information regarding the contractual maturity or repricing ranges of BOH Holdings’ loan portfolio.

Nonperforming Assets

Bank of Houston had $300,000 loans on nonaccrual status at December 31, 2012. Bank of Houston had $623,000 in loans on nonaccrual status at December 31, 2011. See “– For the Nine Months Ended September 30, 2013 and 2012 – Financial Condition – Nonperforming Assets” for additional information regarding nonperforming assets.

BOH Holdings may renegotiate the terms of a loan because of a deterioration in the financial condition of a borrower. This renegotiation enhances the probability of collection. BOH Holdings had no loans that were restructured due to deterioration of the borrower’s financial condition for the years ended December 31, 2012 and 2011.

Allowance for Possible Credit Losses

The allowance for possible credit losses at December 31, 2012 was $6.1 million, which was 0.98% of total loans outstanding, net of unearned fee income, at such date. The allowance for possible credit losses at December 31, 2012 represented an increase of $197,000 or 3.3% from the allowance of $5.9 million at December 31, 2011.

The following table presents, for the periods indicated, an analysis of the allowance for possible credit losses and other related data:

	As of and for the Year Ended December 31, 2012	As of and for the Year Ended December 31, 2011
	(Dollars in thousands)
Balance, beginning of period	$5,942	$5,446
Provision for possible credit losses	250	1,060
Loans charged-off	(159)	(597)
Recoveries	106	33

Balance, end of period	$6,139	$5,942

Ratios:
Net charge-offs to average loans	0.01%	0.12%
Net charge-offs to end of period loans	0.01	0.11
Allowance to average loans	1.11	1.25
Allowance to end of period loans	0.98	1.15
Net charge-offs to allowance	0.86	9.49

The following table describes the allocation of the allowance for possible credit losses among various categories of loans at the indicated dates. The allocation is made for analytical purposes and is not necessarily indicative of the categories in which future losses may occur. The total allowance is available to absorb losses from any category of loans, with the exception of reserves held for loans considered to be impaired. All impaired loans have a valuation allowance at December 31, 2012 and 2011.

	December 31, 2012		December 31, 2011
	Amount	Percent of Loans to Total Loans	Amount	Percent of Loans to Total Loans
	(Dollars in thousands)
Balance of allowance for possible credit losses applicable to:
Commercial real estate	$3,526	57.4%	$3,391	57.1%
Commercial and industrial	2,023	33.0	2,003	33.7
Residential real estate	489	8.0	457	7.7
Consumer	96	1.6	87	1.5
Other	5	0.1	4	0.0

Total allowance for possible credit losses	$6,139	100.0%	$5,942	100.0%

The allocation in the table above is based on the dollar amount of loans in each category rather than an analysis of specific loans. When management is able to identify specific loans or categories of loans where specific amounts of allowance are required, allocations will be assigned to those loans. There can be no assurance, however, that BOH Holdings will not sustain losses in future periods, which could be substantial in relation to the size of the allowance at December 31, 2012.

Investment Securities

BOH Holdings uses its securities portfolio to provide liquidity for cash requirements, to manage interest rate risk, to provide a source of income, to provide collateral for municipal pledging requirements and to manage asset quality. Securities available for sale totaled $107.7 million and $81.2 million at December 31, 2012 and 2011, respectively. Securities classified as held to maturity totaled $9.6 million and $4.6 million at December 31, 2012 and 2011, respectively. Other securities not included in the tables below, which include equity securities issued by the FHLB and TIB were $4.0 million and $2.6 million at December 31, 2012 and 2011, respectively.

The following tables summarize the amortized cost of securities classified as available for sale and held to maturity and their approximate fair values as of the dates shown:

	December 31, 2012
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$9,818	$40	$(89)	$9,769
Mortgage-backed securities	42,285	1,391	(175)	43,501
Municipal securities	52,957	1,582	(68)	54,471

Total securities available for sale	105,060	3,013	(332)	107,741

Securities held to maturity:
Mortgage-backed securities	9,567	412	(6)	9,973

Total securities	$114,627	$3,425	$(338)	$117,714

	December 31, 2011
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in thousands)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$2,018	$10	—	$2,028
Mortgage-backed securities	57,390	1,499	$(2)	58,887
Municipal securities	18,898	1,345	(7)	20,236

Total securities available for sale	78,306	2,854	(9)	81,151

Securities held to maturity:
Mortgage-backed securities	4,607	169	—	4,776

Total securities	$82,913	$3,023	$(9)	$85,927

The following table summarizes the contractual maturity of investment securities based on amortized cost and their weighted average yields as of the date indicated:

	December 31, 2012
	Within One Year		After One Year but Within Five Years		After Five Years but Within Ten Years		After Ten Years		Total
	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield	Amount	Yield
	(Dollars in thousands) (Unaudited)
Securities available for sale:
U.S. Government and Agency:
Debt securities	$1,006	1.02%	—	—	$9,356	1.7%	$12,378	1.51%	$22,740	1.57%
Mortgage-backed securities	—	—	—	—	772	2.50	28,591	3.13	29,363	3.11
Municipal securities	5,755	1.74	$20,510	1.62%	20,308	3.37	6,584	4.97	52,957	3.04

Total securities available for sale	6,761		20,510		30,436		47,353		105,060

Securities held to maturity:
Mortgage-backed securities	—	—	—	—	—	—	9,567	2.60%	9,567	2.60%

Total securities	$6,761		$20,510		$30,436		$56,920		$114,627

Deposits

Total deposits were $762.4 million at December 31, 2012 compared with $611.7 million at December 31, 2011, an increase of $150.7 million or 24.6%. At December 31, 2012, demand, NOW, money market and savings deposits accounted for approximately 80.1% of total deposits, while certificates of deposit (including IRAs) made up 19.9% of total deposits. Noninterest-bearing demand deposits totaled $355.5 million or 46.6% of total deposits at December 31, 2012 compared with $270.2 million or 44.2% of total deposits at December 31, 2011, an increase of $85.3 million or 31.6%. The average cost of deposits, including noninterest-bearing demand deposits, was 0.33% for the year ended December 31, 2012 compared with 0.53% for the year ending December 31, 2011.

The following table presents for the periods indicated the average balances and weighted average rates paid on total deposits:

	Year Ended December 31, 2012		Year Ended December 31, 2011
	Average Balance	Average Rate	Average Balance	Average Rate
	(Dollars in thousands)
Noninterest-bearing deposits	$310,509	—	$213,015	—
Interest-bearing demand deposits	212,120	0.4%	152,218	0.6%
Time deposits less than $100,000	18,269	0.8	16,121	1.1
Time deposits $100,000 or more	149,122	0.9	164,559	1.1

Total deposits	$690,020	0.3	$545,913	0.5

The following table sets forth the amount of BOH Holdings’ certificates of deposit that are $100,000 or greater by the time remaining until maturity as of the date indicated:

As of December 31, 2012
(Dollars in thousands)
Remaining maturity:
3 months or less	$54,748
Over 3 through 6 months	24,809
Over 6 through 9 months	14,959
Over 9 through 12 months	17,161
Over 12 months	23,134

Total	$134,811

Time deposits of $100,000 or more are generally solicited from markets served by BOH Holdings. The aggregate amount of time deposits in amounts of $100,000 or more at December 31, 2012 and 2011 was approximately $135.6 million and $152.4 million, respectively. The decrease in time deposits from period to period was primarily due to fewer long term time deposits as a result of lower interest rates. BOH Holdings had $15.8 million in brokered deposits as of December 31, 2012, representing 2.1% of total deposits as of such date. Time deposits are a significant source of funds. The amount of deposits in CDs including IRA and public funds in amounts of $100,000 or more was 17.8% and 24.9% of total deposits as of December 31, 2012 and 2011, respectively.

Interest expense on time deposits in amounts of $100,000 or more was $1.3 million and $1.7 million and for the years ended December 31, 2012 and 2011, respectively. The decrease in interest expense for the year ended December 31, 2012 compared with 2011 was primarily the result of a persistently low interest rate environment.

Liquidity

In the ordinary course of its operations, BOH Holdings maintains correspondent bank accounts with various banks, which accounts aggregated approximately $47.0 million and $17.1 million as of December 31, 2012 and 2011, respectively. The largest of these accounts was with Texas Capital Bank. As of December 31, 2012, the balance in this account was approximately $40.2 million. At December 31, 2012 and 2011, BOH

Holdings had no borrowings outstanding on its lines of credit. Each of the correspondent accounts is a demand account or money market account and BOH Holdings receives from such correspondents the normal services associated with a correspondent banking relationship, including clearing of checks, sales and purchases of participations in loans and sales and purchases of federal funds.

Off-Balance Sheet Risk

The following is a summary, at December 31, 2012, of the various financial instruments whose contract amounts represent credit risk. Since commitments associated with letters of credit and commitments to extend credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

December 31,2012
(Dollars in thousands)

Commitments to extend credit	$151,524
Standby letters of credit	12,587

Borrowings

BOH Holdings has $23 million in unsecured lines of credit with correspondent financial institutions as of December 31, 2012. BOH Holdings had no borrowings on these lines of credit at December 31, 2012.

BOH Holdings had total available borrowings through the FHLB, secured by investment securities and a blanket lien on certain real estate and commercial loans of approximately $167.2 million and $195.4 million and approximately $40.0 million and $45.0 million in FHLB advances outstanding at December 31, 2012 and 2011, respectively.

Capital Resources

Stockholders’ equity of BOH Holdings was $86.8 million at December 31, 2012 and $84.7 million at December 31, 2011, an increase of $2.1 million or 2.5%, primarily due to earnings of Bank of Houston retained by BOH Holdings, partially offset by dividends paid.

Both the Federal Reserve with respect to BOH Holdings, and the FDIC with respect to Bank of Houston, have established certain minimum risk-based capital standards that apply to bank holding companies and federally insured banks. As of December 31, 2012, Bank of Houston’s risk-based capital ratios were above the levels required for Bank of Houston to be designated as “well capitalized” by the FDIC.

The following table sets forth BOH Holdings’ and Bank of Houston’s total risk-based capital, Tier 1 risk-based capital and Tier 1 leverage ratios as of December 31, 2012:

	December 31, 2012
	Minimum Required for Capital Adequacy Purposes		To be Categorized as Well Capitalized Under Prompt Corrective Action Provisions			Actual Ratio
	Amount	Ratio	Amount		Ratio	Amount	Ratio
	(Dollars in thousands) (Unaudited)
BOH Holdings, Inc.
Total risk based capital (to risk-weighted assets)	$53,404	8.0%	$	N/A	N/A	$91,089	13.7%
Tier 1 capital (to risk-weighted assets)	26,702	4.0		N/A	N/A	84,950	12.7
Leverage (Tier 1 capital to average assets)	35,173	4.0		N/A	N/A	84,950	9.7
Bank of Houston
Total risk based capital (to risk-weighted assets)	$53,068	8.0%		$66,335	10.0%	$81,097	12.2%
Tier 1 capital (to risk-weighted assets)	26,534	4.0		39,801	6.0	74,958	11.3
Leverage (Tier 1 capital to average assets)	34,994	4.0		43,743	5.0	74,958	8.6

REGULATION AND SUPERVISION

The U.S. banking industry is highly regulated under federal and state law. Consequently, the growth and earnings performance of Independent and its subsidiaries will be affected not only by management decisions and general and local economic conditions, but also by the statutes administered by, and the regulations and policies of, various governmental regulatory authorities. These authorities include the Federal Reserve, the FDIC, the Office of the Comptroller of the Currency, or the OCC, the TDB, the Internal Revenue Service and state taxing authorities. The effect of these statutes, regulations and policies, and any changes to such statutes, regulations and policies, can be significant and cannot be predicted.

The primary goals of the bank regulatory scheme are to maintain a safe and sound banking system and to facilitate the conduct of sound monetary policy. The system of supervision and regulation applicable to Independent and its subsidiaries establishes a comprehensive framework for their respective operations and is intended primarily for the protection of the FDIC’s deposit insurance fund, the banks’ depositors and the public, rather than Independent’s shareholders or creditors. The description below summarizes certain elements of the applicable bank regulatory framework. This description is not intended to describe all laws and regulations applicable to Independent and its subsidiaries, and the description is qualified in its entirety by reference to the full text of the statutes, regulations, policies, interpretive letters and other written guidance that are described herein.

Independent Bank Group as a Bank Holding Company

As a bank holding company, Independent is subject to regulation under the Bank Holding Company Act of 1956, or the BHC Act, and to supervision, examination and enforcement by the Federal Reserve. The BHC Act and other federal laws subject bank holding companies to particular restrictions on the types of activities in which they may engage, and to a range of supervisory requirements and activities, including regulatory enforcement actions for violations of laws and regulations. The Federal Reserve’s jurisdiction also extends to any company that Independent directly or indirectly controls, such as Independent’s nonbank subsidiaries and other companies in which Independent owns a controlling investment.

Regulatory Restrictions on Dividends; Source of Strength. Independent is regarded as a legal entity separate and distinct from Independent Bank. The principal source of Independent’s revenues is dividends received from Independent Bank. As described in more detail below, Texas state law places limitations on the amount that state banks may pay in dividends, which Independent Bank must adhere to when paying dividends to Independent. The Federal Reserve has issued a policy statement that provides that a bank holding company should not pay dividends unless (a) its net income over the last four quarters (net of dividends paid) has been sufficient to fully fund the dividends, (b) the prospective rate of earnings retention appears to be consistent with the capital needs, asset quality and overall financial condition of the bank holding company and its subsidiaries and (c) the bank holding company will continue to meet minimum required capital adequacy ratios. Accordingly, Independent should not pay cash dividends that exceed its net income in any year or that can only be funded in ways that weaken its ability to serve as a source of financial strength for its banking subsidiaries, including by borrowing money to pay dividends.

Under Federal Reserve policy, bank holding companies have historically been required to act as a source of financial and managerial strength to each of its banking subsidiaries, and the Dodd–Frank Act codified this policy as a statutory requirement. Under this requirement, Independent is expected to commit resources to support Independent Bank, including at times when Independent may not be in a financial position to provide such resources. Any capital loans by a bank holding company to any of its subsidiary banks are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary banks. As discussed below, a bank holding company, in certain circumstances, could be required to guarantee the capital restoration plan of an undercapitalized banking subsidiary. If the capital of Independent Bank were to become impaired, the Federal Reserve could assess Independent for the deficiency. If Independent failed to pay the assessment within three months, the Federal Reserve could order the sale of Independent’s stock in Independent Bank to cover the deficiency.

In the event of a bank holding company’s bankruptcy under Chapter 11 of the U.S. Bankruptcy Code, the trustee will be deemed to have assumed and will be required to cure immediately any deficit under any commitment by the debtor holding company to any of the federal banking agencies to maintain the capital of an insured depository institution, and any claim for breach of such obligation will generally have priority over most other unsecured claims.

Scope of Permissible Activities. Under the BHC Act, Independent is prohibited from acquiring a direct or indirect interest in or control of more than 5% of the voting shares of any company that is not a bank or financial holding company and from engaging directly or indirectly in activities other than those of banking, managing or controlling banks or furnishing services to or performing services for its subsidiary banks, except that Independent may engage in, directly or indirectly, and may own shares of companies engaged in certain activities found by the Federal Reserve to be so closely related to banking or managing and controlling banks as to be a proper incident thereto. These activities include, among others, operating a mortgage, finance, credit card or factoring company; performing certain data processing operations; providing investment and financial advice; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, nonoperating basis; and providing certain stock brokerage and investment advisory services. In approving acquisitions or the addition of activities, the Federal Reserve considers, among other things, whether the acquisition or the additional activities can reasonably be expected to produce benefits to the public, such as greater convenience, increased competition, or gains in efficiency, that outweigh such possible adverse effects as undue concentration of resources, decreased or unfair competition, conflicts of interest or unsound banking practices.

Notwithstanding the foregoing, the Gramm-Leach-Bliley Act, also known as the Financial Services Modernization Act of 1999, effective March 11, 2000, or the GLB Act, amended the BHC Act and eliminated the barriers to affiliations among banks, securities firms, insurance companies and other financial service providers. The GLB Act permits bank holding companies to become financial holding companies and thereby affiliate with securities firms and insurance companies and engage in other activities that are financial in nature. The GLB Act defines “financial in nature” to include securities underwriting, dealing and market making; sponsoring mutual funds and investment companies; insurance underwriting and agency; merchant banking activities; and activities that the Federal Reserve has determined to be closely related to banking. No regulatory approval will be required for a financial holding company to acquire a company, other than a bank or savings association, engaged in activities that are financial in nature or incidental to activities that are financial in nature, as determined by the Federal Reserve.

Safe and Sound Banking Practices. Bank holding companies are not permitted to engage in unsafe and unsound banking practices. The Federal Reserve’s Regulation Y, for example, generally requires a bank holding company to provide the Federal Reserve with prior notice of any redemption or repurchase of its own equity securities, if the consideration to be paid, together with the consideration paid for any repurchases or redemptions in the preceding year, is equal to 10% or more of the bank holding company’s consolidated net worth. The Federal Reserve may oppose the transaction if it believes that the transaction would constitute an unsafe or unsound practice or would violate any law or regulation. In certain circumstances, the Federal Reserve could take the position that paying a dividend would constitute an unsafe or unsound banking practice.

The Federal Reserve has broad authority to prohibit activities of bank holding companies and their nonbanking subsidiaries which represent unsafe and unsound banking practices or which constitute violations of laws or regulations, and can assess civil money penalties for certain activities conducted on a knowing and reckless basis, if those activities caused a substantial loss to a depository institution. The penalties can be as high as one million dollars ($1,000,000) for each day the activity continues.

Anti-Tying Restrictions. Bank holding companies and their affiliates are prohibited from tying the provision of certain services, such as extensions of credit, to other nonbanking services offered by a bank holding company or its affiliates.

Capital Adequacy Requirements. The Federal Reserve has historically utilized a system based upon risk-based capital guidelines under a two-tier capital framework to evaluate the capital adequacy of bank holding companies. Tier 1 capital generally consists of common stockholders’ equity, retained earnings, a limited amount of qualifying perpetual preferred stock, qualifying trust preferred securities and noncontrolling interests in the equity accounts of consolidated subsidiaries, less goodwill and certain intangibles. Tier 2 capital generally consists of certain hybrid capital instruments and perpetual debt, mandatory convertible debt securities and a limited amount of subordinated debt, qualifying preferred stock, loan loss allowance, and unrealized holding gains on certain equity securities. The regulatory capital requirements are applicable to Independent because its total consolidated assets equal more than $500 million, and Independent Bank is subject to the capital requirements of the FDIC.

Under the guidelines, specific categories of assets are assigned different risk weights, based generally on the perceived credit risk of the asset. These risk weights are multiplied by corresponding asset balances to determine a “risk-weighted” asset base. The guidelines require a minimum ratio of total capital to total risk- weighted assets of 8.0% (of which at least 4.0% is required to consist of Tier 1 capital elements). Total capital is the sum of Tier 1 and Tier 2 capital. Risk-weighted assets exclude intangible assets such as goodwill and core deposit intangibles.

In addition to the risk-based capital guidelines, the Federal Reserve uses a leverage ratio as an additional tool to evaluate the capital adequacy of bank holding companies. The leverage ratio is a company’s Tier 1 capital divided by its average total consolidated assets. Certain highly rated bank holding companies may maintain a minimum leverage ratio of 3.0%, but other bank holding companies are required to maintain a leverage ratio of at least 4.0%.

The federal banking agencies’ risk-based and leverage capital ratios are minimum supervisory ratios generally applicable to banking organizations that meet certain specified criteria. Banking organizations not meeting these criteria are expected to operate with capital positions well above the minimum ratios. The federal bank regulatory agencies may set capital requirements for a particular banking organization that are higher than the minimum ratios when circumstances warrant. Federal Reserve guidelines also provide that banking organizations experiencing internal growth or making acquisitions will be expected to maintain strong capital positions substantially above the minimum supervisory levels, without significant reliance on intangible assets.

On July 2, 2013, the Federal Reserve approved a final rule implementing the revised capital standards issued by the Basel Committee on Banking Supervision, commonly known as “Basel III”, as well as additional capital reforms required by the Dodd-Frank Act. This final rule, once fully phased-in, requires bank holding companies and their bank subsidiaries to maintain substantially more capital, with a greater emphasis on common equity.

The new final capital framework, among other things, (i) introduces as a new capital measure “Common Equity Tier 1,” or CET1, (ii) specifies that Tier 1 capital consists of CET1 and “Additional Tier 1 capital” instruments meeting specified requirements, (iii) defines CET1 narrowly by requiring that most adjustments to regulatory capital measures be made to CET1 and not to the other components of capital and (iv) expands the scope of the adjustments as compared to existing regulations.

The new capital rule requires, when fully phased in, among other things, a new common equity Tier 1 risk-based ratio with a minimum required ratio of 4.5% of total assets and an increase in the minimum required amount of Tier 1 capital from the current level of 4% of total assets to 6% of total risk weighted assets and the continuation of the requirement to maintain total capital of 8% of total risk-weighted assets. Moreover, the new rule requires banks to hold additional capital equal to 2.5% of total assets as a “capital conservation buffer” in order to avoid restrictions on certain activities, including the payment of dividends and certain bonuses. The new rule also provides for a “countercyclical capital buffer,” that would be added to the capital conservation buffer generally to be imposed when national regulators determine that excess aggregate credit growth becomes associated with a buildup of systemic risk. The new rule will be implemented in stages beginning in January 2014 for large banking organizations and in January 2015 for other banking organizations.

Proposed Liquidity Requirements. Historically, regulation and monitoring of bank and bank holding company liquidity has been addressed as a supervisory matter, without required formulaic measures. The Basel III final framework will require banks and bank holding companies to measure their liquidity against specific liquidity tests that, although similar in some respects to liquidity measures historically applied by banks and regulators for management and supervisory purposes, going forward will be required by regulation. One test, referred to as the liquidity coverage ratio, or LCR, is designed to ensure that the banking entity maintains an adequate level of unencumbered high-quality liquid assets equal to the entity’s expected net cash outflow for a 30-day time horizon (or, if greater, 25% of its expected total cash outflow) under an acute liquidity stress scenario. The other, referred to as the net stable funding ratio, or NSFR, is designed to promote more medium- and long-term funding of the assets and activities of banking entities over a one-year time horizon. These requirements will incentivize banking entities to increase their holdings of U.S. Treasury securities and other sovereign debt as a component of assets and increase the use of long-term debt as a funding source. The LCR will not be introduced as a requirement until January 1, 2015, and the NSFR will not be introduced as a requirement until January 1, 2018. These new standards are subject to further rulemaking and their terms could change before implementation.

Imposition of Liability for Undercapitalized Subsidiaries. Bank regulators are required to take prompt corrective action to resolve problems associated with insured depository institutions whose capital declines below certain levels. In the event an institution becomes undercapitalized, it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company having control of the undercapitalized institution guarantees the subsidiary’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The aggregate liability of the holding company of an undercapitalized bank is limited to the lesser of 5.0% of the institution’s assets at the time it became undercapitalized or the amount necessary to cause the institution to be adequately capitalized. The bank regulators have greater power in situations where an institution becomes significantly or critically undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed dividends, or might be required to consent to a consolidation or to divest the troubled institution or other affiliates.

Acquisitions by Bank Holding Companies. The BHC Act requires every bank holding company to obtain the prior approval of the Federal Reserve before it acquires all or substantially all of the assets of any bank, or ownership or control of any voting shares of any bank if after such acquisition it would own or control, directly or indirectly, more than 5% of the voting shares of such bank. In approving bank acquisitions by bank holding companies, the Federal Reserve is required to consider, among other things, the effect of the acquisition on competition, the financial condition, managerial resources and future prospects of the bank holding company and the banks concerned, the convenience and needs of the communities to be served (including the record of performance under the CRA), the effectiveness of the applicant in combating money laundering activities and the extent to which the proposed acquisition would result in greater or more concentrated risks to the stability of the U.S. banking or financial system. Independent’s ability to make future acquisitions will depend on its ability to obtain approval for such acquisitions from the Federal Reserve. The Federal Reserve could deny Independent’s application based on the above criteria or other considerations. For example, Independent could be required to sell banking centers as a condition to receiving regulatory approval, which condition may not be acceptable to Independent or, if acceptable, may reduce the benefit of a proposed acquisition.

Control Acquisitions. Federal and state laws, including the BHCA and the Change in Bank Control Act, or the CBCA, impose additional prior notice or approval requirements and ongoing regulatory requirements on any investor that seeks to acquire direct or indirect “control” of an FDIC-insured depository institution or bank holding company. Whether an investor “controls” a depository institution is based on all of the facts and circumstances surrounding the investment. As a general matter, an investor is deemed to control a depository institution or other company if the investor owns or controls 25% or more of any class of voting securities. Subject to rebuttal, an investor is presumed to control a depository institution or other company if the investor owns or controls 10% or more of any class of voting securities and either the depository institution or company is a public company or no other person will hold a greater percentage of that class of voting securities after the acquisition. If an investor’s ownership of Independent’s voting securities were to exceed certain thresholds, the investor could be deemed to “control” Independent for regulatory purposes, which could subject such investor to regulatory filings or other regulatory consequences.

Regulation of Independent Bank

Independent Bank is a Texas-chartered banking association, the deposits of which are insured by the deposit insurance fund of the FDIC. Independent Bank is not a member of the Federal Reserve System; therefore, Independent Bank is subject to supervision and regulation by the FDIC and the TDB. Such supervision and regulation subject Independent Bank to special restrictions, requirements, potential enforcement actions and periodic examination by the FDIC and the TDB. Because the Federal Reserve regulates Independent, the Federal Reserve also has supervisory authority which directly affects Independent Bank.

Equivalence to National Bank Powers. The Texas Constitution, as amended in 1986, provides that a Texas-chartered bank has the same rights and privileges that are or may be granted to national banks domiciled in Texas. To the extent that the Texas laws and regulations may have allowed state-chartered banks to engage in a broader range of activities than national banks, the Federal Deposit Insurance Corporation Improvement Act of 1991, or the FDICIA, has operated to limit this authority. The FDICIA provides that no state bank or subsidiary thereof may engage as a principal in any activity not permitted for national banks, unless the institution complies with applicable capital requirements and the FDIC determines that the activity poses no significant risk to the deposit insurance fund of the FDIC. In general, statutory restrictions on the activities of banks are aimed at protecting the safety and soundness of depository institutions.

Financial Modernization. Under the GLB Act, a national bank may establish a financial subsidiary and engage, subject to limitations on investment, in activities that are financial in nature, other than insurance underwriting as principal, insurance company portfolio investment, real estate development, real estate investment, annuity issuance and merchant banking activities. To do so, a bank must be well capitalized, well managed and have a Community Reinvestment Act, or CRA, rating from the FDIC of satisfactory or better. Subsidiary banks of a financial holding company or national banks with financial subsidiaries must remain well capitalized and well managed in order to continue to engage in activities that are financial in nature without regulatory actions or restrictions. Such actions or restrictions could include divestiture of the “financial in nature” subsidiary or subsidiaries. In addition, a financial holding company or a bank may not acquire a company that is engaged in activities that are financial in nature unless each of the subsidiary banks of the financial holding company or the bank has a CRA rating of satisfactory of better.

Although the powers of state chartered banks are not specifically addressed in the GLB Act, Texas- chartered banks such as Independent Bank will have the same if not greater powers as national banks through the parity provisions contained in the Texas Constitution and other Texas statutes.

Branching. Texas law provides that a Texas-chartered bank can establish a branch anywhere in Texas provided that the branch is approved in advance by the TDB. The branch must also be approved by the FDIC, which considers a number of factors, including financial history, capital adequacy, earnings prospects, character of management, needs of the community and consistency with corporate powers. The Dodd-Frank Act permits insured state banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state.

Restrictions on Transactions with Affiliates and Insiders. Transactions between Independent Bank and its nonbanking subsidiaries and/or affiliates, including Independent, are subject to Section 23A of the Federal Reserve Act. In general, Section 23A of the Federal Reserve Act imposes limits on the amount of such transactions, and also requires certain levels of collateral for loans to affiliated parties. It also limits the amount of advances to third parties which are collateralized by the securities or obligations of Independent or its subsidiaries. Covered transactions with any single affiliate may not exceed 10% of the capital stock and surplus of Independent Bank, and covered transactions with all affiliates may not exceed, in the aggregate, 20% of Independent Bank’s capital and surplus. For a bank, capital stock and surplus refers to the bank’s tier 1 and tier 2 capital, as calculated under the risk-based capital guidelines, plus the balance of the allowance for credit losses excluded from tier 2 capital. Independent Bank’s transactions with all of its affiliates in the aggregate are limited to 20% of the foregoing capital. “Covered transactions” are defined by statute to include a loan or extension of credit to an affiliate, as well as a purchase of securities issued by an affiliate, a purchase of assets (unless otherwise exempted by the Federal Reserve) from the affiliate, the acceptance of securities issued by the affiliate as collateral for a loan, and the issuance of a guarantee, acceptance or letter of credit on behalf of an affiliate. In addition, in connection with covered transactions that are extensions of credit, Independent Bank may be required to hold collateral to provide added security to Independent Bank, and the types of permissible collateral may be limited. The Dodd-Frank Act generally enhances the restrictions on transactions with affiliates, including an expansion of what types of transactions are covered transactions to include credit exposures related to derivatives, repurchase agreement and securities lending arrangements and an increase in the amount of time for which collateral requirements regarding covered transactions must be satisfied.

Affiliate transactions are also subject to Section 23B of the Federal Reserve Act which generally requires that certain transactions between Independent Bank and its affiliates be on terms substantially the same, or at least as favorable to Independent Bank, as those prevailing at the time for comparable transactions with or involving other nonaffiliated persons. The Federal Reserve has also issued Regulation W, which codifies prior regulations under Sections 23A and 23B of the Federal Reserve Act and interpretive guidance with respect to affiliate transactions.

The restrictions on loans to directors, executive officers, principal shareholders and their related interests (collectively referred to herein as “insiders”) contained in the Federal Reserve Act and in Regulation O promulgated by the Federal Reserve apply to all insured institutions and their subsidiaries and bank holding companies. These restrictions include limits on loans to one borrower and conditions that must be met before such a loan can be made. There is also an aggregate limitation on all loans to insiders and their related interests. Generally, these loans cannot exceed the institution’s total unimpaired capital and surplus, and the FDIC may determine that a lesser amount is appropriate. Loans to senior executive officers of a bank are even further restricted, generally limited to $100,000 per senior executive officer. Insiders are subject to enforcement actions for knowingly accepting loans in violation of applicable restrictions.

Restrictions on Distribution of Subsidiary Bank Dividends and Assets. Dividends paid by Independent Bank have provided a substantial part of Independent’s operating funds, and for the foreseeable future, it is anticipated that dividends paid by Independent Bank to Independent will continue to be Independent’s principal source of operating funds. However, capital adequacy requirements serve to limit the amount of dividends that may be paid by Independent Bank. Under federal law, Independent Bank cannot pay a dividend if, after paying the dividend, the Surviving Bank would be undercapitalized. The FDIC may declare a dividend payment to be unsafe and unsound even though Independent Bank would continue to meet its capital requirements after payment of the dividend.

Because Independent is a legal entity separate and distinct from its subsidiaries, its right to participate in the distribution of assets of any subsidiary upon the subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors. The Federal Deposit Insurance Act, or the FDI Act, provides that, in the event of a “liquidation or other resolution” of an insured depository institution, the claims of depositors of the institution (including the claims of the FDIC as subrogee of insured depositors) and certain claims for administrative expenses of the FDIC as a receiver will have priority over other general unsecured claims against the institution. If Independent Bank fails, insured and uninsured depositors, along with the FDIC, will have priority in payment ahead of unsecured, nondeposit creditors, including Independent, with respect to any extensions of credit it has made to Independent Bank.

Examinations. The FDIC periodically examines and evaluates state nonmember banks. Based on such an evaluation, the FDIC may revalue the assets of the institution and require that it establish specific reserves to compensate for the difference between the FDIC determined value and the book value of such assets. The TDB also conducts examinations of state banks but may accept the results of a federal examination in lieu of conducting an independent examination. In addition, the FDIC and TDB may elect to conduct a joint examination.

Audit Reports. Insured institutions with total assets of $500 million or more must submit annual audit reports prepared by independent auditors to federal and state regulators. In some instances, the audit report of the institution’s holding company can be used to satisfy this requirement. Auditors must receive examination reports, supervisory agreements and reports of enforcement actions. For institutions with total assets of $1 billion or more, financial statements prepared in accordance with GAAP, management’s certifications signed by Independent’s and Independent Bank’s chief executive officer and chief accounting or financial officer concerning management’s responsibility for the financial statements, and an attestation by the auditors regarding Independent Bank’s internal controls must be submitted. For institutions with total assets of more than $3 billion, independent auditors may be required to review quarterly financial statements. The FDICIA requires that Independent Bank have an independent audit committee, consisting of outside directors only, or that Independent has an audit committee that is entirely independent. The committees of such institutions must include members with experience in banking or financial management, must have access to outside counsel and must not include representatives of large customers.

Capital Adequacy Requirements. The FDIC has adopted regulations establishing minimum requirements for the capital adequacy of insured institutions and may establish higher minimum requirements if, for example, a bank has previously received special attention or has a high susceptibility to interest rate risk. The FDIC’s risk-based capital guidelines generally require state banks to have a minimum ratio of Tier 1 capital to total risk-weighted assets of 4.0% and a ratio of total capital to total risk-weighted assets of 8.0%. The capital categories have the same definitions for Independent Bank as for Independent. The FDIC’s leverage guidelines require state banks to maintain Tier 1 capital of no less than 4.0% of average total assets, except in the case of certain highly rated banks for which the requirement is 3.0% of average total assets. The TDB has issued a policy which generally requires state chartered banks to maintain a leverage ratio (defined in accordance with federal capital guidelines) of 5.0%.

Corrective Measures for Capital Deficiencies. The federal banking regulators are required by the FDI Act to take “prompt corrective action” with respect to capital-deficient institutions that are FDIC-insured. Agency regulations define, for each capital category, the levels at which institutions are “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” A “well capitalized” bank has a total risk-based capital ratio of 10.0% or higher, a Tier 1 risk-based capital ratio of 6.0% or higher; a leverage ratio of 5.0% or higher and is not subject to any written agreement, order or directive requiring it to maintain a specific capital level for any capital measure. An “adequately capitalized” bank has a total risk-based capital ratio of 8.0% or higher, a Tier 1 risk-based capital ratio of 4.0% or higher, a leverage ratio of 4.0% or higher (3.0% or higher if the bank was rated a composite 1 in its most recent examination report and is not experiencing significant growth) and does not meet the criteria for a well- capitalized bank. A bank is “undercapitalized” if it fails to meet any one of the ratios required to be adequately capitalized.

In addition to requiring undercapitalized institutions to submit a capital restoration plan, agency regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

As an institution’s capital decreases, the FDIC’s enforcement powers become more severe. A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management and other restrictions. The FDIC has only very limited discretion in dealing with a critically undercapitalized institution and is virtually required to appoint a receiver or conservator.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Deposit Insurance Assessments. Substantially all of the deposits of Independent Bank are insured up to applicable limits by the deposit insurance fund of the FDIC, and Independent Bank must pay deposit insurance assessments to the FDIC for such deposit insurance protection. The FDIC maintains the deposit insurance fund by designating a required reserve ratio. If the reserve ratio falls below the designated level, the FDIC must adopt a restoration plan that provides that the deposit insurance fund will return to an acceptable level generally within five years.

On December 20, 2010, the FDIC raised the minimum designated reserve ratio of the deposit insurance fund to 2.00%, which exceed the 1.35% reserve ratio that is required by the Dodd-Frank Act. The FDIC has the discretion to set the price for deposit insurance according to the risk for all insured institutions regardless of the level of the reserve ratio. Under the Dodd-Frank Act, the FDIC is required to offset the effect of the higher reserve ratio on small insured depository institutions, which are those with consolidated assets of less than $10 billion.

The deposit insurance fund reserve ratio is maintained by assessing depository institutions and establishing an insurance premium based upon statutory factors. Under its current regulations, the FDIC imposes assessments for deposit insurance according to a depository institution’s ranking in one of four risk categories based upon supervisory and capital evaluations. The assessment rate for an individual institution is determined according to a formula based on a combination of weighted average CAMELS component ratings, financial ratios and, for institutions that have long-term debt ratings, the average ratings of its long-term debt. Well-capitalized institutions (generally those with CAMELS composite ratings of 1 or 2) are grouped in Risk Category I and the initial base assessment rate for deposit insurance is set at an annual rate of between 12 and 16 basis points. The initial base assessment rate for institutions in Risk Categories II, III and IV is set at annual rates of 22, 32 and 50 basis points, respectively. These initial base assessment rates are adjusted to determine an institution’s final assessment rate based on its brokered deposits, secured liabilities and unsecured debt. Total base assessment rates after adjustments range from 7 to 24 basis points for Risk Category I, 17 to 43 basis points for Risk Category II, 27 to 58 basis points for Risk Category III, and 40 to 77.5 basis points for Risk Category IV.

In November 2009, the FDIC adopted a rule that required all insured institutions, with limited exceptions, to prepay their estimated quarterly risk-based assessments for the fourth quarter of 2009 and for all of 2010, 2011 and 2012. The assessment was calculated by taking the institution’s actual September 30, 2009 assessment base and adjusting it quarterly by an estimated 5% annual growth rate through the end of 2012. Each institution was required to record the entire amount of its prepaid assessment as a prepaid expense, i.e., an asset on its balance sheet, as of December 30, 2009. As of December 31, 2009, and each quarter thereafter, each institution is required to record an expense, or a charge to earnings, for its quarterly assessment invoiced on its quarterly statement and an offsetting credit to the prepaid assessment until the asset is exhausted.

On February 7, 2012, the FDIC approved a final rule that amends its existing deposit insurance funds restoration plan and implements certain provisions of the Dodd-Frank Act. Effective as of July 1, 2012, the assessment base is determined using average consolidated total assets minus average tangible equity rather than the current assessment base of adjusted domestic deposits. Since the change will result in a much larger assessment base, the final rule also lowers the assessment rates in order to keep the total amount collected from financial institutions relatively unchanged from the amounts currently being collected. The new assessment rates, calculated on the revised assessment base, generally range from 2.5 to 9 basis points for Risk Category I institutions, 9 to 24 basis points for Risk Category II institutions, 18 to 33 basis points for Risk Category III institutions, and 30 to 45 basis points for Risk Category IV institutions. For large institutions (generally those with total assets of $10 billion or more), which does not include Independent Bank, the initial base assessment rate ranges from 5 to 35 basis points on an annualized basis. After the effect of potential base-rate adjustments, the total base assessment rate could range from 2.5 to 45 basis points on an annualized basis. Assessment rates for large institutions will be calculated using a scorecard that combines CAMELS ratings and certain forward-looking financial measures to assess the risk a large institution poses to the deposit insurance fund. The new assessment rates will be calculated for the quarter beginning July 1, 2012 and reflected in invoices for assessments due September 30, 2012.

Brokered Deposit Restrictions. Adequately capitalized institutions cannot accept, renew or roll over brokered deposits, without receiving a waiver from the FDIC, and are subject to restrictions on the interest rates that can be paid on any deposits. Undercapitalized institutions may not accept, renew, or roll over brokered deposits.

Concentrated Commercial Real Estate Lending Regulations. The federal banking agencies, including the FDIC, have promulgated guidance governing financial institutions with concentrations in commercial real estate lending. The guidance provides that a bank has a concentration in commercial real estate lending if (i) total reported loans for construction, land development, and other land represent 100% or more of total capital or (ii) total reported loans secured by multifamily and nonfarm residential properties and loans for construction, land development, and other land represent 300% or more of total capital and the bank’s commercial real estate loan portfolio has increased 50% or more during the prior 36 months. Owner occupied loans are excluded from this second category. If a concentration is present, management must employ heightened risk management practices that address the following key elements: including board and management oversight and strategic planning, portfolio management, development of underwriting standards, risk assessment and monitoring through market analysis and stress testing, and maintenance of increased capital levels as needed to support the level of commercial real estate lending.

Cross-Guarantee Provisions. The Financial Institutions Reform, Recovery and Enforcement Act of 1989, or the FIRREA, contains a “cross-guarantee” provision which generally makes commonly controlled insured depository institutions liable to the FDIC for any losses incurred in connection with the failure of a commonly controlled depository institution.

Community Reinvestment Act. The CRA and the regulations issued thereunder are intended to encourage banks to help meet the credit needs of their entire service area, including low and moderate income neighborhoods, consistent with the safe and sound operations of such banks. These regulations also provide for regulatory assessment of a bank’s record in meeting the needs of its service area when considering applications to establish branches, merger applications and applications to acquire the assets and assume the liabilities of another bank. The FIRREA requires federal banking agencies to make public a rating of a bank’s performance under the CRA. In the case of a bank holding company, the CRA performance record of the banks involved in the transaction are reviewed in connection with the filing of an application to acquire ownership or control of shares or assets of a bank or to merge with any other bank holding company. An unsatisfactory CRA record could substantially delay approval or result in denial of an application.

Consumer Laws and Regulations. In addition to the laws and regulations discussed herein, Independent Bank is also subject to certain consumer laws and regulations that are designed to protect consumers in transactions with banks. While the list set forth herein is not exhaustive, these laws and regulations include the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, and the Fair Housing Act, among others. These laws and regulations mandate certain disclosure requirements and regulate the manner in which financial institutions must deal with customers when taking deposits or making loans to such customers. Independent Bank must comply with the applicable provisions of these consumer protection laws and regulations as part of their ongoing customer relations.

The Dodd-Frank Act created a new independent Consumer Financial Protection Bureau, which will have broad authority to regulate and supervise retail financial services activities of banks, such as Independent Bank, and will have the authority to promulgate regulations, issue orders, guidance and policy statements, conduct examinations and bring enforcement actions with regard to consumer financial products and services. In general, however, banks with assets of $10 billion or less, such as Independent Bank, will continue to be examined for consumer compliance by their primary bank regulator.

Anti-Money Laundering and Anti-Terrorism Legislation. A major focus of governmental policy on financial institutions in recent years has been aimed at combating money laundering and terrorist financing. The USA PATRIOT Act of 2001, or the USA Patriot Act, substantially broadened the scope of U.S. anti-money laundering laws and regulations by imposing significant new compliance and due diligence obligations, creating new crimes and penalties and expanding the extra-territorial jurisdiction of the United States. The U.S. Treasury Department has issued and, in some cases, proposed a number of regulations that apply various requirements of the USA Patriot Act to financial institutions. These regulations impose obligations on financial institutions to maintain appropriate policies, procedures and controls to detect, prevent and report money laundering and terrorist financing and to verify the identity of their customers. Certain of those regulations impose specific due diligence requirements on financial institutions that maintain correspondent or private banking relationships with non-U.S. financial institutions or persons. Failure of a financial institution to maintain and implement adequate programs to combat money laundering and terrorist financing, or to comply with all of the relevant laws or regulations, could have serious legal and reputational consequences for the institution.

Office of Foreign Assets Control Regulation. The United States has imposed economic sanctions that affect transactions with designated foreign countries, nationals and others. These are typically known as the “OFAC” rules based on their administration by the U.S. Treasury Department Office of Foreign Assets Control, or OFAC. The OFAC-administered sanctions targeting certain countries take many different forms. Generally, however, they contain one or more of the following elements: (i) restrictions on trade with or investment in a sanctioned country, including prohibitions against direct or indirect imports from and exports to a sanctioned country and prohibitions on “U.S. persons” engaging in financial transactions relating to making investments in, or providing investment-related advice or assistance to, a sanctioned country; and (ii) a blocking of assets in which the government or specially designated nationals of the sanctioned country have an interest, by prohibiting transfers of property subject to a U.S. jurisdiction (including property in the possession or control of U.S. persons). Blocked assets (e.g., property and bank deposits) cannot be paid out, withdrawn, set off or transferred in any manner without a license from OFAC. Failure to comply with these sanctions could have serious legal and reputational consequences.

Privacy. In addition to expanding the activities in which banks and bank holding companies may engage, the GLB Act also imposed new requirements on financial institutions with respect to customer privacy. The GLB Act generally prohibits disclosure of customer information to nonaffiliated third parties unless the customer has been given the opportunity to object and has not objected to such disclosure. Financial institutions are further required to disclose their privacy policies to customers annually. Financial institutions, however, are required to comply with state law if it is more protective of customer privacy than the GLB Act.

The USA Patriot Act. The USA Patriot Act is intended to strengthen U.S. law enforcement’s and the intelligence community’s ability to work cohesively to combat terrorism on a variety of fronts. The potential impact of the USA Patriot Act on financial institutions of all kinds is significant and wide ranging. The USA

Patriot Act requires financial institutions to prohibit correspondent accounts with foreign shell banks, establish an anti-money laundering program that includes employee training and an independent audit, follow minimum standards for identifying customers and maintaining records of the identification information and make regular comparisons of customers against agency lists of suspected terrorists, their organizations and money launderers.

Changes in Laws, Regulations or Policies

In light of current conditions and the market outlook for continuing weak economic conditions, regulators have increased their focus on the regulation of financial institutions. From time to time, various legislative and regulatory initiatives are introduced in Congress and state legislatures. Such initiatives may change banking statutes and the operating environment of Independent and Independent Bank in substantial and unpredictable ways. Independent cannot determine the ultimate effect that any potential legislation, if enacted, or implementing regulations with respect thereto, would have, upon the financial condition or results of operations of Independent or Independent Bank. A change in statutes, regulations or regulatory policies applicable to Independent or Independent Bank could have a material effect on the financial condition, results of operations or business of Independent and Independent Bank.

Dodd-Frank Act. In July 2010, Congress enacted the Dodd-Frank Act regulatory reform legislation, which President Obama signed into law on July 21, 2010. This new law broadly affects the financial services industry by implementing changes to the financial regulatory landscape aimed at strengthening the sound operation of the financial services sector, including provisions that, among other things, has created a new agency, the Consumer Financial Protection Bureau (as discussed above), and will:

•	apply the same leverage and risk–based capital requirements that apply to insured depository institutions to most bank holding companies, which, among other things, will require Independent to deduct all trust preferred securities issued on or after May 19, 2010 from Independent’s Tier 1 capital (existing trust preferred securities issued prior to May 19, 2010 for all bank holding companies with less than $15.0 billion in total consolidated assets as of December 31, 2009 are exempt from this requirement);

•	broaden the base for FDIC insurance assessments from the amount of insured deposits to average total consolidated assets less average tangible equity during the assessment period (subject to risk-based adjustments that would further reduce the assessment base for custodial banks) rather than domestic deposits;

•	permanently increase FDIC deposit insurance maximum to $250,000;

•	eliminate the upper limit for the reserve ratio designated by the FDIC each year, increase the minimum designated reserve ratio of the deposit insurance fund from 1.15% to 1.35% of the estimated amount of total insured deposits by September 30, 2020 and eliminate the requirement that the FDIC pay dividends to depository institutions when the reserve ratio exceeds certain thresholds;

•	permit banks to engage in de novo interstate branching if the laws of the state where the new branch is to be established would permit the establishment of the branch if it were chartered by such state;

•	repeal the federal prohibitions on the payment of interest on demand deposits, thereby permitting depository institutions to pay interest on business transaction and other accounts;

•	eliminate the ceiling and increase the floor on the size of the FDIC’s deposit insurance fund;

•	implement corporate governance revisions, including with regard to executive compensation and proxy access by shareholders, that apply to all public companies, not just financial institutions; and

•	increase the authority of the Federal Reserve to examine Independent and any nonbank subsidiaries.

In addition, the Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that will affect publicly traded companies. However, under the JOBS Act there are certain exceptions to these requirements for so long as a publicly traded qualifies as an emerging growth company.

Independent’s management is actively reviewing the provisions of the Dodd–Frank Act and assessing its probable impact on its business, financial condition, and results of operations. Provisions in the Dodd-Frank Act that affect deposit insurance assessments and payment of interest on demand deposits could increase the costs associated with deposits as well as place limitations on certain revenues those deposits may generate. Provisions in the legislation that revoke the Tier 1 capital treatment of newly issued trust preferred securities could require Independent to seek other sources of capital in the future. Many aspects of the Dodd-Frank Act are subject to rulemaking and will take effect over several years, making it difficult to anticipate the overall financial impact on Independent, its customers or the financial industry more generally.

Incentive Compensation. In June 2010, the Federal Reserve, the OCC and the FDIC issued comprehensive final guidance on incentive compensation policies intended to ensure that the incentive compensation policies of banking organizations do not undermine the safety and soundness of such organizations by encouraging excessive risk-taking. The guidance, which covers all employees that have the ability to materially affect the risk profile of an organization, either individually or as part of a group, is based upon the key principles that a banking organization’s incentive compensation arrangements should (i) provide incentives that do not encourage risk-taking beyond the organization’s ability to effectively identify and manage risks, (ii) be compatible with effective internal controls and risk management, and (iii) be supported by strong corporate governance, including active and effective oversight by the organization’s board of directors. Also, on February 7, 2012, the FDIC proposed an interagency rule to implement certain incentive compensation requirements of the Dodd-Frank Act. Under the proposed rule, financial institutions must prohibit incentive- based compensation arrangements that encourage inappropriate risk taking that are deemed excessive or that may lead to material losses.

The Federal Reserve will review, as part of the regular, risk-focused examination process, the incentive compensation arrangements of banking organizations, such as Independent, that are not “large, complex banking organizations.” These reviews will be tailored to each organization based on the scope and complexity of the organization’s activities and the prevalence of incentive compensation arrangements. The findings of the supervisory initiatives will be included in reports of examination. Deficiencies will be incorporated into the organization’s supervisory ratings, which can affect the organization’s ability to make acquisitions and take other actions. Enforcement actions may be taken against a banking organization if its incentive compensation arrangements, or related risk-management control or governance processes, pose a risk to the organization’s safety and soundness and the organization is not taking prompt and effective measures to correct the deficiencies.

Enforcement Powers of Federal and State Banking Agencies

The federal banking agencies have broad enforcement powers, including the power to terminate deposit insurance, impose substantial fines and other civil and criminal penalties, and appoint a conservator or receiver. Failure to comply with applicable laws, regulations and supervisory agreements could subject Independent or Independent Bank and their subsidiaries, as well as their respective officers, directors, and other institution- affiliated parties, to administrative sanctions and potentially substantial civil money penalties. In addition to the grounds discussed above under “Corrective Measures for Capital Deficiencies,” the appropriate federal banking agency may appoint the FDIC as conservator or receiver for a banking institution (or the FDIC may appoint itself, under certain circumstances) if any one or more of a number of circumstances exist, including, without limitation, the fact that the banking institution is undercapitalized and has no reasonable prospect of becoming adequately capitalized, fails to become adequately capitalized when required to do so, fails to submit a timely and acceptable capital restoration plan or materially fails to implement an accepted capital restoration plan. The TDB also has broad enforcement powers over Independent Bank, including the power to impose orders, remove officers and directors, impose fines and appoint supervisors and conservators.

Effect on Economic Environment

The policies of regulatory authorities, including the monetary policy of the Federal Reserve, have a significant effect on the operating results of bank holding companies and their subsidiaries. Among the means available to the Federal Reserve to affect the money supply are open market operations in U.S. government securities, changes in the discount rate on member bank borrowings, and changes in reserve requirements against member bank deposits. These means are used in varying combinations to influence overall growth and distribution of bank loans, investments and deposits, and their use may affect interest rates charged on loans or paid for deposits.

Federal Reserve monetary policies have materially affected the operating results of commercial banks in the past and are expected to continue to do so in the future. The nature of future monetary policies and the effect of such policies on the business and earnings of Independent and its subsidiaries cannot be predicted.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the name, age and position with Independent of each of Independent’s directors and executive officers. The business address for all of these individuals is 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069-3257.

Name	Age	Position with Independent
David R. Brooks(1)	54	Chairman of the Board, Chief Executive Officer and Director
Torry Berntsen(1)	55	President, Chief Operating Officer and Director
Daniel W. Brooks	53	Vice Chairman, Chief Risk Officer and Director
Brian E. Hobart	48	Vice Chairman and Chief Lending Officer
Michelle S. Hickox	46	Executive Vice President and Chief Financial Officer
Jan C. Webb	55	Executive Vice President and Secretary
M. Brian Aynesworth(2)	46	Director
Douglas A. Cifu(3)	48	Director
William E. Fair(4)	51	Director
Craig E. Holmes(5)	56	Director
Jack M. Radke(6)	66	Director
G. Stacy Smith(7)	45	Director
Michael T. Viola(8)	27	Director
James D. Stein(9)	55	Director nominee
Donald L. Poarch(10)	62	Director nominee
J. Webb Jennings III(11)	43	Director nominee

(1)	Member, Strategic Planning Committee
(2)	Chairman, Strategic Planning Committee and Member, Corporate Governance and Nominating Committee
(3)	Chairman, Corporate Governance and Nominating Committee
(4)	Chairman, Compensation Committee
(5)	Chairman, Audit Committee
(6)	Member, Audit Committee and Compensation Committee
(7)	Member, Compensation Committee and Audit Committee
(8)	Member, Corporate Governance and Nominating Committee
(9)	Service as an Independent director and as a member of the Strategic Planning Committee, is subject to, and to be effective upon, completion of the merger.
(10)	Service as an Independent director and as a member of the Corporate Governance and Nominating Committee, is subject to, and to be effective upon, completion of the merger.
(11)	Service as an Independent director and as a member of the Compensation Committee, is subject to, and to be effective upon, completion of the merger.

The following is a brief discussion of the business and banking background and experience of Independent’s current directors and executive officers. The business and banking background and experience of each of the director nominees for election to Independent’s board of directors are set forth in the section entitled “Management—Election of BOH Holdings Nominees to Fill New Director Seats” on page 245 below. Other than as described below, no director or director nominee has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of Independent’s executive officers. All officers of Independent are elected annually by the Board and serve at the discretion of the Board.

David R. Brooks.  David R. Brooks is Chairman of the Board, Chief Executive Officer and a director of Independent, a position he has held since Independent was formed in 2002. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since he led the investor group that acquired Independent Bank in 1988. Mr. Brooks has previously served as a board member of the Independent Bankers Association of Texas. He currently serves on the board of managers of Noel-Levitz, LLC, a large national higher education company, and on the Board of Trustees of Houston Baptist University, and previously served as the Chief Financial Officer at Baylor University from 2000 to 2004. Mr. Brooks currently serves on the McKinney City Council (term expires May 2013) and previously served as President of the Board of Trustees of the McKinney Independent School District for five years and served for three years on both the McKinney Economic Development Corporation Board and the McKinney Chamber of Commerce Board. David R. Brooks is the brother of Daniel W. Brooks. Mr. Brooks’ qualifications to serve on Independent’s board of directors include his extensive experience managing and overseeing the operations and growth of Independent and Independent Bank during his tenure as Chairman and Chief Executive Officer of Independent.

Torry Berntsen.  Torry Berntsen is President, Chief Operating Officer and a director of Independent. He previously served as Vice Chairman of Corporate Development and a director from 2009 to April 2013. Prior to joining Independent, Mr. Berntsen spent twenty-five years in various senior management roles at The Bank of New York Mellon, or BNY Mellon, including Executive Vice President and Senior Executive Vice President of BNY Mellon and a director and President of BNY Capital Markets, Inc., a subsidiary of BNY Mellon. At BNY Mellon, he was a member of the firm’s Executive and Asset/Liability Committees. Prior to BNY Mellon, he spent four years at JP Morgan. Mr. Berntsen has also served since 2009 as Vice Chairman of Virtu Management, LLC, a private family management company located in New York City, which is owned by Independent’s majority shareholder, Vincent Viola. In addition to his position on the board of directors at certain portfolio companies of Virtu Management, LLC, Mr. Berntsen currently serves on the board of directors of the Norwegian Christian Home and Health Center and oversees The Tyler Berntsen Memorial Foundation. Mr. Berntsen’s qualifications to serve on Independent’s board of directors include his extensive thirty-plus years of banking experience and his experience as an executive officer and director of Independent.

Daniel W. Brooks.  Daniel W. Brooks is Vice Chairman, Chief Risk Officer and a director of Independent. He has served as Vice Chairman and a director of Independent since 2009 and as Chief Risk Officer of Independent since April 2013. He previously served as President and a director of Independent from 2002 to 2009 and has functioned as Independent’s Chief Credit Officer throughout his tenure. Mr. Brooks began his banking career in the early 1980s with a large regional bank and has been active in community banking since the late 1980s. Mr. Brooks has served in numerous leadership roles in the Collin County community, including service as Chairman of the Board for Medical Center of McKinney and on the boards of directors of McKinney Christian Academy and the McKinney Education Foundation. Daniel W. Brooks is the brother of David R. Brooks. Mr. Brooks’ qualifications to serve on Independent’s board of directors include his extensive experience as an executive officer and director of Independent.

Brian E. Hobart.  Brian E. Hobart is Vice Chairman and Chief Lending Officer of Independent and President-Independent Bank Central Texas. Since 2009, he has functioned as Chief Lending Officer, serving as President and a director at both Independent and Independent Bank during this time. Mr. Hobart was one of the founders of IBG Central Texas and served as its President and as a director from 2004 until January 2009. Prior to joining IBG Central Texas, he served as a senior officer of other Waco banks for thirteen years. Mr. Hobart is a former member of the board of the McKinney Education Foundation.

Michelle S. Hickox.  Michelle S. Hickox is Executive Vice President and Chief Financial Officer of Independent. Prior to joining Independent in May 2012, Ms. Hickox was an audit partner with McGladrey LLP, the fifth largest public accounting firm in the United States. Over her twenty-two year career in public accounting, Ms. Hickox provided audit, financial reporting, internal control assistance and training to community banks and was a designated financial institution specialist within McGladrey LLP. Ms. Hickox is a licensed certified public accountant and is a member of the AICPA, the Texas Society of Certified Public Accountants and the Dallas CPA Society.

Jan C. Webb.  Jan C. Webb is Executive Vice President and Secretary to the board of directors of Independent and Executive Vice President and Senior Operations Officer of Independent Bank. Ms. Webb previously served as Executive Vice President, Chief Operations Officer and a director of Independent from May 2012 to April 2013. Prior to May 2012, Ms. Webb served as Executive Vice President, Chief Financial Officer and a director of Independent since it was formed in 2002. Ms. Webb has over thirty years of experience in the banking industry, including approximately twenty-five years of experience with Independent’s management team. She is active in her church, serving on various committees, including the finance committee.

M. Brian Aynesworth.  M. Brian Aynesworth is a member of the board of directors of Independent, joining the board in 2009. Mr. Aynesworth previously served as Executive Vice President of Independent Bank from 2009 to April 2013. He was a founder of IBG Central Texas and served as Executive Vice President and a director of that entity from 2004 until it was combined with Independent in 2009. Mr. Aynesworth has also served as the President and Chief Executive Officer of Southwestern Commercial Properties, LLC, a private real estate company, since 2002 and on the board of directors of Capstone Mechanical, LP, a professional engineering, contracting and service company, since 2005. He is active in the Waco community, serving on the boards of several local charitable organizations, including the Boys & Girls Club of Waco, the Waco Montessori School, and the First Presbyterian Church Waco Foundation. Mr. Aynesworth’s qualifications to serve on Independent’s board of directors include his extensive experience as a director and officer of Independent, Independent Bank and IBG Central Texas.

Douglas A. Cifu.  Douglas A. Cifu is a member of the board of directors of Independent, joining the board in 2008. Mr. Cifu has served as the President and Chief Operating Officer of Virtu Financial LLC, a global electronic market making firm, since 2008 when he co-founded the business with Independent’s majority shareholder, Vincent Viola. Mr. Cifu also has served as the President and Chief Operating Officer of Virtu Management LLC since 2008. Prior to the founding of Virtu Financial LLC in 2008, Mr. Cifu was a partner at the international law firm of Paul, Weiss, Rifkind, Wharton & Garrison, LLP, where he served as Deputy Chairman of the Corporate Department, Head of the Private Equity Group and a member of the firm’s Management Committee. Mr. Cifu’s qualifications to serve on Independent’s board of directors include his extensive experience representing and working with publicly traded companies and his experience as a director of Independent.

William E. Fair.  William E. Fair is a member of the board of directors of Independent. He joined the board when IBG Central Texas was combined with Independent in 2009, prior to which he served as a director of IBG Central Texas beginning in 2007. Mr. Fair has served as the Chairman and Chief Executive Officer of Home Abstract and Title Company, a title insurance agency located in Waco, Texas, since 1988 and has served on the board of directors of Capstone Mechanical, LP since 2005. He also serves on the board of trustees of Hillcrest Baptist Medical Center, Scott & White Healthcare, further serving as Chairman of the Board of Development for that organization. Mr. Fair’s qualifications to serve on Independent’s board of directors include his extensive experience in the real estate industry and his experience as a director of Independent, Independent Bank and IBG Central Texas.

Craig E. Holmes.  Craig E. Holmes is a member of the board of directors of Independent, joining the board in February 2013. Mr. Holmes is the Chief Financial Officer of Digital Generation, Inc., a NASDAQ Global Market traded global advertising campaign management company that he joined in October 2012. Mr. Holmes previously served as Executive Vice President and Chief Financial Officer of Quickoffice, Inc., a mobile software company, from 2011 to 2012, provided advisory and consulting services to the board of directors and management and led the finance functions for Enfora, Inc., a global manufacturing and software development company, from 2009 to 2011, and served as Executive Vice President and Chief Financial Officer of Intervoice, Inc., a publicly traded global software and services company, from 2003 to 2009. Mr. Holmes has also previously served as Executive Vice President and Chief Financial Officer of Masergy Communications, Inc., a network services and equipment provider, as Chief Financial Officer of EpicRealm Inc., a software development and network services company, and as Executive Vice President and Chief Financial Officer of Excel Communications, Inc., a provider of telecommunications equipment and services. Prior to joining Excel Communications, Mr. Holmes was a partner at Arthur Andersen, a national public accounting firm, where he worked from 1992 to 1995. Mr. Holmes’ qualifications to serve on Independent’s board of directors include his extensive experience as chief financial officer of publicly traded companies and his twenty years’ experience in finance and accounting.

Jack M. Radke.  Jack M. Radke is a member of the board of directors of Independent, a position he has held since it was formed in 2002. He has served as the Chairman of Independent Bank’s Audit Committee since

January 2011. Mr. Radke is the owner of Ag-Power, Inc., which sells agricultural and consumer equipment through its John Deere dealerships, and has served as its President since 1988. He is also currently a board member for the Southwestern Association of Kansas City, an association of equipment dealers for a five-state area. Mr. Radke’s qualifications to serve on Independent’s board of directors include his extensive experience as a director of Independent and member of the audit committee of Independent Bank.

G. Stacy Smith.  G. Stacy Smith is a member of the board of directors of Independent, joining the board in February 2013. Mr. Smith is co-founder and an active partner in Trinity Investment Group, which invests in private equity, public equity and hard assets. Mr. Smith is also co-founder, Chairman and a member of the Investment Committee of Stonelake Capital Partners, a private investment firm. In addition, he serves as an advisor of EAW Energy Partners, an oil and gas minerals acquisition firm. In 1997, Mr. Smith co-founded Walker Smith Capital, a long/short equity hedge fund based in Dallas, Texas, and he served as portfolio manager of that firm for sixteen years. From 1994 through 1996, Mr. Smith was a co-founder and manager of Gryphon Partners, a long/short equity hedge fund focused on small and mid-cap domestic equities. He started his investment career as an energy analyst at Wasserstein Perella & Co., an international investment bank. Mr. Smith is a member of the Salesmanship Club of Dallas, an association of business professionals that supports local charitable organizations. Mr. Smith’s qualifications to serve on Independent’s board of directors include his extensive experience in overseeing the management of investment firms and his knowledge of the Texas banking market.

Michael T. Viola.  Michael T. Viola is a member of the board of directors of Independent, joining the board in February 2013. Mr. Viola is an energy and commodities futures trader at Virtu Financial LLC, a global electronic market making firm that employs advanced proprietary technologies to trade on electronically accessible financial exchanges and market centers worldwide that he joined in 2010, serving as an executive assistant and a project manager. Mr. Viola also served on the board of a family-founded nonprofit organization focused on Catholic education initiatives in inner-city communities from 2010 to 2011. Mr. Viola is the son of Independent’s majority shareholder, Vincent Viola. Mr. Viola’s qualifications to serve on Independent’s board of directors include his knowledge of financial markets and his familiarity with Independent given his family’s ownership of Independent Bank over the past twenty-four years.

Agreements Pursuant to which the BOH Holdings Nominees were Selected and Nominated

On November 21, 2013, Independent expanded the Independent board of directors from ten to thirteen members. Independent is further obligated under the reorganization agreement to submit three BOH Holdings nominees to its shareholders for election to the three new director seats. The election of such individuals to these directorships is an express condition to the consummation of the merger.

Election of BOH Holdings Nominees to Fill New Director Seats

On January 6, 2014, the Independent’s Corporate Governance and Nominating Committee recommended for nomination the following three individuals for election to the Independent board. On January 7, 2014, the independent members of Independent’s board approved these nominees and recommend them for election by the Independent shareholders as members of the Independent board of directors, with such directorships only becoming effective upon consummation of the merger, to serve in the respective Independent director classes set forth below:

•	James D. Stein, to serve as a Class I director for a term that will expire at the annual meeting of shareholders to be held in 2014;

•	Donald L. Poarch, to serve as a Class II director for a term that will expire at the annual meeting of shareholders to be held in 2015; and

•	J. Webb Jennings, III, to serve as a Class III director for a term that will expire at the annual meeting of shareholders to be held in 2016.

Under the terms of the reorganization agreement, Independent has agreed to recommend that the Independent shareholders elect James D. Stein to the board of directors of Independent at the 2014 annual meeting of Independent shareholders.

It is intended that the persons named in the accompanying proxy, unless otherwise directed, will vote for the election of such BOH Holdings nominees at the Independent special meeting. Each of the BOH Holdings nominees has indicated his willingness to serve as a member of the board of directors, if elected. However, in the event any BOH Holdings nominee becomes unavailable for election to the board for any reason not presently known or contemplated, the proxy holders will be vested with discretionary authority in such instance to vote the enclosed proxy for such substitute as the board designates.

Name of Nominee	Age	Position(s)	Director Since
James D. Stein(1)	55	Vice Chairman and Houston Region CEO	New candidate
Donald L. Poarch*(2)	62	Director	New candidate
J. Webb Jennings III* (3)	43	Director	New candidate

*	Independent Director as defined by Nasdaq Rule 5605(a)(2).
(1)	Upon election, in connection with consummation of the merger, such individual to be appointed as a member of the Strategic Planning Committee.
(2)	Upon election, in connection with consummation of the merger, such individual to be appointed as a member of the Corporate Governance and Nominating Committee.
(3)	Upon election, in connection with consummation of the merger, such individual to be appointed as a member of the Compensation Committee.

The following is a brief discussion of the business and banking background and experience of each of the BOH Holdings nominees:

James D. Stein.  James D. Stein is the founding President and Chief Executive Officer of Bank of Houston, which opened in March 2005, and BOH Holdings, Inc. Mr. Stein’s banking career spans close to thirty years including serving as President of Columbus State Bank in Columbus, Texas and Central Texas Bankshare Holdings, Inc. Mr. Stein has served on the board of directors of South Central Texas Bankers Association (past president), Texas Bankers Association, Momentum Capital Corporation and Columbus Properties of New Orleans, L.A. Mr. Stein is active in various local professional, civic, educational and church organizations. Mr. Stein attended The University of Texas at Austin.

Donald L. Poarch.  Donald L. Poarch has been a partner and co-owner of The Sprint Companies since 1976. The Sprint Companies are a diverse group of approximately ten different companies operating throughout the Texas Gulf Coast area. He has been a member of the BOH Holdings board of directors since 2008, and its chairman since 2012. He has been a member of the Bank of Houston’s board of directors since 2005, and its chairman since 2012. In the past 25+ years, Mr. Poarch has bought, sold and grown more than twenty companies. Mr. Poarch currently serves on the boards of directors for Keep Houston Beautiful and the Houston Clean City Commission. Mr. Poarch attended The University of Texas at Austin and is currently active in various civic and charitable foundations.

J. Webb Jennings III.  J. Webb Jennings III is a vice president at Hancock Park Associates, a middle-market private equity firm with offices in Houston, Texas, and Los Angeles, California. Hancock Park Associates primarily focuses on making control investments in privately held manufacturing, industrial, service and retail businesses as well as other niche investment opportunities. Mr. Jennings has served as a vice president at Hancock Park Associates since 2007. Mr. Jennings has served on the BOH Holdings board of directors since 2005. He also currently serves on the boards of directors of Crimson Well Services, Drilltec and Cockrell Interests. Mr. Jennings also serves on the boards of directors of several Houston based charitable organizations and foundations. Mr. Jennings graduated with a B.A. from The University of Texas and an M.B.A. from Southern Methodist University.

Shareholder Approval

The affirmative vote of a plurality of the shares of Independent common stock outstanding present in person or by proxy at the Independent special meeting is required for the election of each of the BOH Holdings nominees for director.

The Board recommends a vote “FOR” the election of each of the BOH Holdings nominees.

Board Composition

Independent’s board of directors currently has ten members serving on the board, with three vacant seats as a result of the expansion of the Independent board of directors from ten to thirteen members. The expansion of the Independent board, the nomination of the individual BOH Holdings nominees named in this joint proxy statement/prospectus to fill those positions, and the submission of these nominees to the Independent shareholders for election are all obligations of Independent under the terms of the reorganization agreement. The number of directors may be changed only by resolution of the board of directors within the range set forth in Independent’s certificate of formation (unless Independent’s shareholders act to amend the authorized number of directors designated in Independent’s certificate of formation). The board of directors may increase the number of directors by two and fill these vacancies until the next annual meeting of shareholders. As discussed in greater detail below, the board of directors has affirmatively determined that six of its ten current directors qualify as independent directors based upon the rules of the NASDAQ Global Select Market and the SEC.

If each of the BOH Holdings nominees is elected to the Independent board of directors, eight out of the total thirteen directors would qualify as independent under Nasdaq Rule 5605(a)(2).

Election and Classification of Directors

In accordance with the terms of Independent’s amended and restated certificate of formation, Independent’s board of directors is divided into three classes, Class I, Class II and Class III, with each class serving staggered three-year terms as follows:

•	the Class I directors are Torry Berntsen, Jack M. Radke and G. Stacy Smith, and their term will expire at the annual meeting of shareholders to be held in 2014;

•	the Class II directors are Daniel W. Brooks, Michael Viola, William E. Fair and Craig E. Holmes, and their term will expire at the annual meeting of shareholders to be held in 2015;

•	the Class III directors are David R. Brooks, Douglas A. Cifu and M. Brian Aynesworth, and their term will expire at the annual meeting of shareholders to be held in 2016; and

•	If elected at the BOH Holdings special meeting, James D. Stein, Donald L. Poarch, and J. Webb Jennings, III would serve as Class I, Class II, and Class III directors, respectively, with James D. Stein being recommended by the Independent board of directors for election to the board of directors at the 2014 annual meeting of Independent shareholders, per the terms of the reorganization agreement.

At each annual meeting of shareholders, or special meeting in lieu thereof, upon the expiration of the term of a class of directors, the successors to such directors will be elected to serve from the time of election and qualification until the third annual meeting following his or her election and the election and qualification of his or her successor. Any additional directorships resulting from an increase in the number of directors (as discussed above) will be distributed by the board of directors among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Board of Director Meetings

The board of directors of Independent (including regularly scheduled and special meetings) met      times during the 2013 fiscal year. The Audit Committee met six times during the 2013 fiscal year. The Compensation Committee met five times during the 2013 fiscal year. The Corporate Governance and Nominating Committee met two times during the 2013 fiscal year. The Strategic Planning Committee met four times during the 2013 fiscal year. During fiscal year 2013, each director participated in at least 75% or more of the aggregate of (i) the total number of meeting of the board of directors (held during the period for which he was a director) and (ii) the total number of meetings of all committees of the board of directors on which he served (during the period that he served).

Shareholder Communications with Present Directors

To communicate with Independent’s directors, shareholders should submit their comments to Jan Webb, Executive Vice President and Corporate Secretary either by sending written correspondence via mail or courier to Independent Bank Group, Inc., 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069; or via email at jwebb@independent-bank.com. Shareholder communications will be sent directly to the specific Independent director or directors indicated in the communication or to all of the Independent directors if not specified.

Board and Committee Matters

Director Independence

Under the rules of the NASDAQ Global Select Market, independent directors must comprise a majority of Independent’s board of directors within a specified period of time of the consummation of Independent’s initial public offering. The rules of the NASDAQ Global Select Market, as well as those of the SEC, also impose several other requirements with respect to the independence of directors.

Independent’s board of directors has evaluated the independence of its members based upon the rules of the NASDAQ Global Select Market and the SEC. Applying these standards, the board of directors has affirmatively determined that, with the exception of David R. Brooks, Torry Berntsen, Daniel W. Brooks and M. Brian Aynesworth, each of Independent’s current directors is and each of the director nominees other than James D. Stein, if elected and the merger is consummated, will be, an independent director, as defined under the applicable rules. The board of directors determined that each of David R. Brooks, Torry Berntsen, Daniel W. Brooks, M. Brian Aynesworth and James D. Stein, if elected, does not qualify as an independent director because of his position as an executive officer of Independent or Independent Bank. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Select Market for a period of three years from the date of his resignation.

Board Leadership Structure

David R. Brooks currently serves as Independent’s Chairman of the Board and Chief Executive Officer. Mr. Brooks has served in both of these positions since the inception of Independent in 2002. Mr. Brooks’ primary duties are to lead Independent’s board of directors in establishing Independent’s overall vision and strategic plan and to lead Independent’s management in carrying out that plan. While Independent recognizes the inherent conflict of interest that arises when the positions are held by one person, Independent believes that the overall benefit of Mr. Brooks’ leadership in both roles outweighs any potential disadvantage of this structure. Independent’s lead independent director is Douglas A. Cifu.

Independent has also structured its management team to mitigate the corporate governance risk related to the dual positions held by David R. Brooks. Daniel W. Brooks, Independent’s Vice Chairman and Chief Risk Officer, is responsible for overseeing Independent’s credit function, the most important component of

Independent’s operations. Torry Berntsen, Independent’s President and Chief Operating Officer, is responsible for supervising Independent’s operations and technology in addition to overall expansion and development. In that role, Mr. Berntsen will assist Independent’s board of directors in overseeing management and ensuring that Independent is operating to implement the strategies set by the board of directors and in compliance with established policies and procedures. By having other executive officers with separate and distinct roles, Independent believes that it will obtain benefits similar to the benefits of having a separate Chairman and Chief Executive Officer.

Board Committees

In February 2013, Independent’s board of directors established standing committees at the Independent level in connection with the discharge of its responsibilities. These committees include an Audit Committee, a Compensation Committee, a Corporate Governance and Nominating Committee, and a Strategic Planning Committee. Currently and historically, Independent Bank’s board of directors has had an Audit Committee, Compensation Committee, and Corporate Governance and Nominating Committee.

In the future, Independent’s board of directors also may establish such additional committees as it deems appropriate, in accordance with applicable law and regulations and its certificate of formation and bylaws.

Audit Committee

General

The members of Independent’s Audit Committee are Craig E. Holmes (Chairman), Jack M. Radke and G. Stacy Smith. Independent’s board of directors has evaluated the independence of each of the members of the Audit Committee and has affirmatively determined that (i) each of the members meets the definition of an “independent director” under NASDAQ Global Select Market rules, (ii) each of the members satisfies the additional independence standards under applicable SEC rules for audit committee service and (iii) each of the members has the ability to read and understand fundamental financial statements. In addition, the board of directors has determined that Mr. Holmes is a financial expert and has the required financial sophistication due to his experience and background, which NASDAQ Global Select Market rules require at least one such Audit Committee member have.

Independent’s Audit Committee has responsibility for, among other things:

•	selecting and reviewing the performance of Independent’s independent auditors and approving, in advance, all engagements and fee arrangements;

•	reviewing the independence of Independent’s independent auditors;

•	reviewing actions by management on recommendations of the independent auditors and internal auditors;

•	meeting with management, the internal auditors and the independent auditors to review the effectiveness of Independent’s system of internal control and internal audit procedures;

•	reviewing Independent’s earnings releases and reports filed with the SEC;

•	reviewing reports of bank regulatory agencies and monitoring management’s compliance with recommendations contained in those reports; and

•	handling such other matters that are specifically delegated to the Audit Committee by Independent’s board of directors from time to time.

Independent’s Audit Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Audit Committee is available on Independent’s website at www.independent-bank.com.

Report of the Audit Committee

The Audit Committee oversees Independent’s financial reporting process on behalf of the board of directors. Management has the primary responsibility for the financial statements and the reporting process, including the systems of internal controls. In fulfilling its oversight responsibilities, the Audit Committee reviewed the audited financial statements in this joint proxy statement/prospectus with management, including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments, and the clarity of disclosures in the financial statements.

The Audit Committee reviewed with McGladrey LLP, the independent registered public accounting firm to Independent, who is responsible for expressing an opinion on the conformity of those audited financial statements with generally accepted accounting principles, its judgment as to the quality, not just the acceptability, of Independent’s accounting principles, the matters required to be discussed by the statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1, AU Section 380), and such other matters as are required to be discussed with the Audit Committee under generally accepted auditing standards. In addition, the Audit Committee has discussed with McGladrey LLP the auditors’ independence from management and Independent, including the matters in the written disclosures and the letter from McGladrey LLP required by applicable professional and regulatory standards, including those of the Public Company Accounting Oversight Board, and considered the compatibility of nonaudit services with the auditors’ independence.

The Audit Committee discussed with McGladrey LLP their audit of Independent’s 2012 financial statements. The Audit Committee meets with McGladrey LLP, with and without management present, to discuss the results of their examinations, their evaluations of Independent’s internal controls, and the overall quality of Independent’s financial reporting. The Audit Committee held six meetings during fiscal year 2013.

Because Independent consummated the initial public offering of its common stock on April 8, 2013, it has not filed its first annual report on Form 10-K, nor will it be required to make such a filing until March 31, 2014. As a result, the Audit Committee did not recommend to Independent’s board of directors (nor did the board of directors approve) that the audited financial statements be included in the annual report to shareholders on Form 10-K for the prior fiscal year for filing with the SEC.

Respectfully submitted,

AUDIT COMMITTEE

of the Board of Directors

Craig E. Holmes, Audit Committee Chairman

Jack M. Radke, Audit Committee Member

G. Stacy Smith, Audit Committee Member

Independent Auditors

The Independent Audit Committee has appointed McGladrey LLP, as Independent’s independent accountants to audit the consolidated financial statements of Independent for fiscal 2013. McGladrey LLP has been Independent’s independent accountants since 2002. McGladrey LLP served as Independent’s independent accountants for fiscal 2012 and reported on Independent’s consolidated financial statements for that year, as well as the effectiveness of Independent’s internal controls over financial reporting.

Representatives of McGladrey LLP are expected to be in attendance at the Independent special meeting and will be afforded the opportunity to make a statement. The representatives will also be available to respond to appropriate questions.

Fees Paid to Independent Registered Public Accounting Firm

The Independent Audit Committee has reviewed the following audit and nonaudit fees that Independent has paid to McGladrey LLP for 2012 and 2013 for purposes of considering whether such fees are compatible with maintaining the auditor’s independence. The policy of the Audit Committee is to pre-approve all audit and nonaudit services performed by McGladrey LLP before the services are performed, including all of the services described under “Audit Related Fees,” “Tax Fees” and “All Other Fees” below.

Audit Fees.  Estimated fees billed for service rendered by McGladrey LLP for the reviews of              and for the audit of the consolidated financial statements of Independent were $609,770 and $156,129 for 2012 and 2013, respectively. Fees totaling $200,500 for the 2013 audit are expected to be billed in 2014.

Audit-Related Fees.  Aggregate fees billed for all audit-related services rendered by McGladrey LLP were $18,195 and $0 for 2012 and 2013, respectively.

Tax Fees.  Aggregate fees billed for permissible tax services rendered by McGladrey LLP consisted of $46,759 and $34,446 for 2012 and 2013, respectively. These amounts include tax strategy services, preparation of sales tax returns, preparation of federal and state income tax returns, and preparation of property tax and franchise tax returns.

All Other Fees. Aggregate fees billed for all other services rendered by McGladrey LLP consisted of $0 and $22,500 for 2012 and 2013, respectively.

Compensation Committee

The members of Independent’s Compensation Committee are William E. Fair (Chairman), Jack M. Radke and G. Stacy Smith. J. Webb Jennings, III will be appointed to serve as a member of the Compensation Committee subject to, and effective upon, completion of the merger. Independent’s board of directors has evaluated the independence of each of the members of the Compensation Committee and J. Webb Jennings III and has affirmatively determined that each meets the definition of an “independent director” under NASDAQ Global Select Market rules.

Independent’s board of directors has determined that each of the members of the Compensation Committee qualifies as a “nonemployee director” within the meaning of Rule 16b-3 under the Exchange Act and an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, as amended.

None of the directors who served on the Compensation Committee at any time during fiscal 2013 were officers or employees of Independent or were former officers or employees of Independent. Further, none of the directors who served on the Compensation Committee at any time during fiscal 2013 has any relationship with Independent requiring disclosure under “Certain Relationships and Related Person Transactions” below, other than William E. Fair, as described below.

Independent Bank leases its Woodway Branch in Waco from Waco Fairbanks Realty, Ltd., of which William E. Fair, one of Independent’s directors, is a limited partner. Independent Bank pays rent of $26.43 per square foot for this 4,787 square foot facility, or $126,497 annually. Additionally, in March 2011, Independent Bank sold a 2,000 square foot office building to Mr. Fair’s IRA. Independent Bank had previously foreclosed on the building and was holding it as ORE. The purchase price was $200,000. Independent Bank had marketed the property with two separate real estate agents that produced offers from unrelated parties for less than $200,000. Mr. Fair’s IRA also paid the closing costs. As part of the transaction, Independent Bank loaned Mr. Fair’s IRA

$150,000 at a fixed interest rate of 5.50%. Principal and interest is payable monthly on the basis of fifteen years with a balloon payment due at maturity in May 2016. In December 2011, the loan was modified to lower the interest rate to 4.75% and to extend the maturity date to December 2016. Independent believes that these arrangements are at least as favorable to Independent Bank as could have been arranged with unrelated third parties and are in compliance with third party regulations for transactions with directors and their affiliates established by bank regulatory agencies.

Finally, no executive officer of Independent serves, or in the past fiscal year has served, as a member of the compensation committee (or other board committee performing equivalent functions) of any entity that has one or more of its executive officers serving on the Compensation Committee.

Independent’s Compensation Committee has responsibility for, among other things:

•	reviewing, monitoring and approving Independent’s overall compensation structure, policies and programs (including benefit plans) and assessing whether the compensation structure establishes appropriate incentives for Independent’s executive officers and other employees and meets Independent’s corporate objectives;

•	determining the annual compensation of Independent’s named executive officers as noted in “Executive Compensation and Other Matters”;

•	reviewing the compensation decisions made by Independent’s named executive officers with respect to Independent’s other executive officers;

•	overseeing the administration of Independent equity plans and other incentive compensation plans and programs and preparing recommendations and periodic reports to Independent’s board of directors relating to these matters;

•	preparing the Compensation Committee report required by SEC rules to be included in Independent’s annual report; and

•	handling such other matters that are specifically delegated to the Compensation Committee by Independent’s board of directors from time to time.

From time to time, the Compensation Committee may, by resolution of the Compensation Committee, delegate to one or more other committees of the board of directors of Independent separate but concurrent authority, to the extent specified in such resolution, to administer such plans with respect to employees of Independent and its subsidiaries and consultants who are not subject to the short-swing profit restrictions of Section 16(b) of the Exchange Act.

Independent’s Compensation Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Compensation Committee is available on Independent’s website at www.independent-bank.com.

Corporate Governance and Nominating Committee

The members of Independent’s Corporate Governance and Nominating Committee are Douglas A. Cifu (Chairman), M. Brian Aynesworth and Michael T. Viola. Donald L. Poarch will be appointed to serve as a member of the Corporate Governance and Nominating Committee subject to, and effective upon, the completion of the merger. Independent’s board of directors has evaluated the independence of each of the members of the Corporate Governance and Nominating Committee and Donald L. Poarch and has affirmatively determined that Messrs. Cifu and Viola of the Corporate Governance and Nominating Committee and Donald L. Poarch meet the definition of an “independent director” under NASDAQ Global Select Market rules, but that Mr. Aynesworth does not because he served as an executive officer of Independent Bank within the last three years. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Select Market for a period of three years from the date of his resignation.

Independent’s Corporate Governance and Nominating Committee has responsibility for, among other things:

•	recommending persons to be selected by Independent’s board of directors as nominees for election as directors and to fill any vacancies on Independent’s board of directors; provided that if this Committee is not comprised solely of independent directors under the NASDAQ Global Select Market rules, the Committee shall make its recommendations to the independent members of Independent’s board of directors, who, in turn, shall nominate persons to be selected by Independent’s board of directors as nominees for election as directors and to fill any vacancies on Independent’s board of directors;

•	monitoring the function of Independent’s standing committees and recommending any changes, including the creation or elimination of any committee;

•	developing, reviewing and monitoring compliance with Independent’s corporate governance guidelines;

•	reviewing and approving all related person transactions for potential conflicts of interest situations on an ongoing basis;

•	reviewing annually the composition of Independent’s board of directors as a whole and making recommendations; and

•	handling such other matters that are specifically delegated to the Corporate Governance and Nominating Committee by Independent’s board of directors from time to time.

Independent’s Corporate Governance and Nominating Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Corporate Governance and Nominating Committee is available on Independent’s website at www.independent-bank.com.

In carrying out its functions, the Corporate Governance and Nominating Committee will develop qualification criteria for all potential nominees for election, including incumbent directors, board nominees and shareholder nominees to be included in Independent’s future proxy statements. These criteria will include the following attributes:

•	integrity and high ethical standards in the nominee’s professional life;

•	sufficient educational and professional experience, business experience or comparable service on other boards of directors to qualify the nominee for service on Independent’s board of directors;

•	evidence of leadership and sound judgment in the nominee’s professional life;

•	whether the nominee is well recognized in the community and has a demonstrated record of service to the community;

•	a willingness to abide by any published code of conduct or ethics for Independent; and

•	a willingness and ability to devote sufficient time to carrying out the duties and responsibilities required as a member of Independent’s board of directors.

The Corporate Governance and Nominating Committee will also evaluate potential nominees for Independent’s board of directors to determine if they have any conflicts of interest that may interfere with their ability to serve as effective board members and to determine whether they are “independent” in accordance with NASDAQ Global Select Market rules (to ensure that, at all times, at least a majority of Independent’s directors are independent). Although Independent does not have a separate diversity policy, the committee considers the diversity of Independent’s directors and nominees in terms of knowledge, experience, skills, expertise and other demographics which may contribute to the board of directors.

Prior to nominating or, if applicable, recommending to the independent members of Independent’s board of directors an existing director for re-election to the board of directors, the Corporate Governance and Nominating Committee will consider and review the following attributes with respect to each existing director:

•	attendance and performance at meetings of Independent’s board of directors and the committees on which such director serves;

•	length of service on Independent’s board of directors;

•	experience, skills and contributions that the existing director brings to Independent’s board of directors;

•	independence and any conflicts of interest; and

•	any significant change in the director’s status, including the attributes considered for initial membership on Independent’s board of directors.

Director Nominations

The Independent board of directors does not have a policy with respect to the consideration of any director candidates recommended by shareholders and there is currently no defined policy or procedure requirements for shareholders to submit recommendations or nominations for directors. All recommended candidates will be considered by the Corporate Governance and Nominating Committee of the board of directors for nomination. Any shareholders submitting a recommendation to the board of directors for the nomination of a director may do so in a letter addressed to the Corporate Governance and Nominating Committee of the Independent board of directors, and mailed to Independent’s principal offices, in care of Jan Webb, Executive Vice President and Corporate Secretary. The notice of a nomination must include your name, address and number of shares you own; the name, age, business address, residence address and principal occupation of the nominee; and the number of shares beneficially owned by the nominee. It must also include the information that would be required to be disclosed in the solicitation of proxies for election of directors under the federal securities laws, as well as whether the individual can understand basic financial statements and the candidate’s other board memberships (if any). The shareholder must also submit the nominee’s consent to be elected and to serve. The board of directors may require any nominee to furnish any other information that may be needed to determine the eligibility and qualifications of the nominee. Any recommendations in proper form received from shareholders will be evaluated in the same manner that potential nominees recommended by our Board members or management are evaluated.

Strategic Planning Committee

The members of the Strategic Planning Committee are M. Brian Aynesworth (Chairman), David R. Brooks, and Torry Berntsen. James D. Stein will be appointed to serve as a member of the Strategic Planning Committee subject to, and effective upon, completion of the merger. Independent’s board of directors has evaluated the independence of each of the members of the Strategic Planning Committee and James D. Stein and has affirmatively determined that none of these committee members nor James D. Stein meet the definition of an “independent director” under NASDAQ Global Select Market rules because Messrs. Brooks and Berntsen are executive officers of Independent, Mr. Aynesworth served as an executive officer of Independent Bank within the last three years and James D. Stein will serve as executive officer of Independent subject to, and effective upon, completion of the merger. Even though Mr. Aynesworth resigned from his executive officer position with Independent Bank in April 2013, Mr. Aynesworth cannot be deemed to be independent under the rules of the NASDAQ Global Select Market for a period of three years from the date of his resignation.

Independent’s Strategic Planning Committee has responsibility for, among other things:

•	establishing plans for the growth of Independent, including organic growth plans and strategic acquisitions;

•	identifying new market areas;

•	identifying new management candidates to enhance product and geographic expansion;

•	identifying acquisition targets and developing plans to pursue acquisitions of such identified targets; and

•	reviewing capital and financing levels, financial partners, and ensuring continued access to capital and financing.

Independent’s Strategic Planning Committee has adopted a written charter, which sets forth the committee’s duties and responsibilities. The charter of the Strategic Planning Committee is available on Independent’s website at www.independent-bank.com.

Loan and Asset/Liability Management

Independent Bank maintains a Director Loan Committee and an Asset/Liability Committee. The Loan Committee is responsible for reviewing and approving any loan in excess of $2.5 million. The Asset/Liability Committee has responsibility for, among other things, monitoring the maturities and overall mix of Independent’s and Independent Bank’s interest rate sensitive assets and liabilities.

Code of Conduct; Code of Ethics for Chief Executive Officer and Senior Financial Officers

Independent has a Code of Conduct in place that applies to all of Independent’s directors, officers and employees. The Code of Conduct sets forth the standard of conduct that Independent expects all of Independent’s directors, officers and employees to follow, including Independent’s Chief Executive Officer and Chief Financial Officer. In addition, Independent has a Code of Ethics for the Chief Executive Officer and Senior Financial Officers that applies to each of Independent’s senior executive officers, including Independent’s Chief Executive Officer and Chief Financial Officer, and sets forth specific standards of conduct and ethics that Independent expects from such individuals in addition to those set forth in the Code of Conduct. Independent’s Code of Conduct and Independent’s Code of Ethics for the Chief Executive Officer and Senior Financial Officers is available on Independent’s website at www.independent-bank.com. Independent expects that any amendments to the Code of Conduct or the Code of Ethics for the Chief Executive Officer and Senior Financial Officers, or any waivers of their respective requirements, will be disclosed on Independent’s website, as well as any other means required by NASDAQ Global Select Market rules or the SEC.

Corporate Governance Guidelines

Independent has adopted Corporate Governance Guidelines to assist Independent’s board of directors in the exercise of its fiduciary duties and responsibilities and to promote the effective functioning of the board of directors and its committees. Independent’s Corporate Governance Guidelines are available on Independent’s website at www.independent-bank.com.

EXECUTIVE COMPENSATION AND OTHER MATTERS

The individuals who served as Independent’s Chief Executive Officer and Chief Financial Officer during 2013, as well as Independent’s three other most highly compensated executive officers for 2013, are collectively referred to as Independent’s “named executive officers.” Their compensation for 2013, 2012 and 2011 is discussed below.

Summary Compensation Table

The following table sets forth information regarding the compensation paid to each of Independent’s named executive officers for 2013, 2012 and 2011.

Name and Position	Year	Salary(1)	Bonus(2)	Stock Awards(4)	All Other Compensation(3)	Total
David R. Brooks, Chairman and Chief Executive Officer	2013	$750,000	$300,000	$725,760	$ 56,215	$1,831,975
	2012	750,000	600,000	-	103,781	1,453,781
	2011	750,000	468,475	-	45,745	1,264,220

Michelle S. Hickox, Executive Vice President and Chief Financial Officer(5)	2013	226,350	75,000	226,800	13,074	541,224
	2012	120,000	50,000	65,000	7,743	242,743
	2011	-	-	-	-	-

Torry Berntsen, President and Chief Operating Officer(6)	2013	367,917	338,000	453,600	22,032	1,181,549
	2012	175,000	75,000	32,496	13,260	295,756
	2011	150,000	25,000	27,504	11,150	213,654

Daniel W. Brooks, Vice Chairman and Chief Risk Officer(7)	2013	335,417	140,000	362,880	43,527	881,824
	2012	310,000	140,000	65,000	101,552	616,552
	2011	300,000	115,000	-	54,165	469,165

Brian E. Hobart, Vice Chairman and Chief Lending Officer(8)	2013	310,417	130,000	317,520	70,596	828,533
	2012	285,000	130,000	65,000	53,882	533,882
	2011	275,000	100,000	-	55,961	430,961

(1)	The amounts shown in this column represent salaries earned during the fiscal year shown.
(2)	The amounts of bonuses for each year shown were cash bonuses earned for that year, but that were paid in the following fiscal year.
(3)	Includes 401(k) contributions, health and welfare benefits, restricted stock related payments, insurance premiums and certain perquisites and other benefits. Other than certain restricted stock related payments, none of these components of All Other Compensation exceeded $25,000 in any one year.
(4)	The market values for the outstanding stock awards presented as of December 31, 2013, are based on the market value of the Independent’s common stock on the date of grant, which was $28.35 on April 8, 2013.
(5)	Ms. Hickox joined Independent as Executive Vice President and Chief Financial Officer in May 2012 and the salary shown is for the partial-year’s service.
(6)	Mr. Berntsen’s title changed to President and Chief Operating Officer in April 2013.
(7)	Mr. Brooks’ title changed to Vice Chairman and Chief Risk Officer in April 2013.
(8)	Mr. Hobart’s title changed to Vice Chairman and Chief Lending Officer in April 2013. At that time, Mr. Hobart was also named as President-Independent Bank Central Texas and, in that capacity, he is directly responsible for Independent Bank’s operations in Independent’s Austin/Central Texas market area.

Narrative Discussion of Summary Compensation Table

General.  Independent has compensated Independent’s named executive officers through a mix of base salary, cash incentive bonuses and other benefits, included to a limited extent, perquisites. Independent established its existing executive compensation philosophy and practices to fit Independent’s historical status as a privately held corporation. Independent believes the current mix of these compensation elements and the amounts of each element provide Independent’s named executive officers with compensation that is reasonable, competitive within Independent’s markets, appropriately reflects Independent’s performance and their particular contributions to that performance, and takes into account applicable regulatory guidelines and requirements. Each of Independent’s named executive officers is also an officer of Independent Bank and has substantial responsibilities in connection with the day-to-day operations of Independent Bank. As a result, each named executive officer devotes a substantial majority of his or her business time to the operations of Independent Bank, and the compensation he or she receives is paid largely to compensate that named executive officer for his or her services to Independent Bank.

Independent currently does not have employment agreements with any of Independent’s named executive officers, who are employees “at will.” As a result, the salaries and bonuses that Independent pays to its named executive officers are determined at the discretion of Independent’s board of directors after consultation with management. In addition, Independent has not previously maintained any “change in control,” severance or noncompetition agreements with any of its named executive officers and has not had obligations to make any payment under any such agreement to any of its named executive officers in the event Independent experiences any change in the control of Independent or upon their severance from, or other termination of, their employment with Independent.

Independent does not maintain any defined benefit plan, actuarial benefit plan, supplemental executive retirement plan or deferred compensation plan for Independent’s named executive officers or any of other employees. Moreover, Independent has no plan, agreement or other arrangement with any of Independent’s named executive officers relating to the payments of any amounts upon the retirement of such named executive officer from employment with Independent or any other separation from service with Independent.

Base Salary.  The base salaries of Independent’s named executive officers have been historically reviewed and set annually by Independent’s board of directors as part of Independent’s performance review process as well as upon the promotion of an executive officer to a new position or another change in job responsibility. In establishing base salaries for Independent’s named executive officers, Independent’s board of directors has relied on external market data obtained from outside sources, including the Independent Bankers Association of Texas and other banking industry trade groups. In addition to considering the information obtained from such sources, the board of directors has considered:

•	each named executive officer’s scope of responsibility;

•	each named executive officer’s years of experience;

•	the types and amount of the elements of compensation to be paid to each named executive officer;

•	Independent’s financial performance and performance with respect to other aspects of Independent’s operations, such as Independent’s growth, asset quality, profitability and other matters, including the status of Independent’s relationship with the banking regulatory agencies; and

•	each named executive officer’s individual performance and contributions to Independent’s performance, including leadership, team work and community service.

Cash Bonuses.  Independent typically has paid a cash bonus to its named executive officers. Annual incentive awards are intended to recognize and reward those named executive officers who contribute meaningfully to Independent’s performance for the year. Independent’s board of directors has, within its sole discretion, determined whether such bonuses will be paid for any year and the amount of any bonus paid. The board of directors has not relied on any pre-established formula or specific performance measures to determine the amount of the bonuses paid, but the board of directors does review external market data from outside sources in setting the amount of bonuses. In determining whether to pay cash bonuses to any named executive officer for any year and the amount of any cash bonus to be paid, the board of directors has considered such factors, as:

•	the personal performance of the executive officer and contributions to Independent’s performance for the year, including leadership, team work and community service; and

•	Independent’s financial performance, including, its growth, asset quality and profitability.

Benefits and Perquisites.  Independent’s named executive officers are eligible to participate in the same benefit plans designed for all of Independent’s full-time employees, including health, dental, vision, disability and basic group life insurance coverage. Independent also provides its employees, including its named executive officers, with a 401(k) plan to assist its employees, including its named executive officers, in planning for retirement and securing appropriate levels of income during retirement. The purpose of Independent’s employee benefit plans is to help Independent attract and retain quality employees, including executives, by offering benefit plans similar to those typically offered by Independent’s competitors. Except as described below, none of the perquisites or benefits paid or provided to any of Independent’s named executive officers exceeded $25,000 in amount for 2013, 2012 or 2011.

Independent Bank Group 401(k) Profit Sharing Plan.  The Independent Bank Group 401(k) Profit Sharing Plan, or the 401(k) Plan, is designed to provide retirement benefits to all eligible full-time and part-time employees. The 401(k) Plan provides employees the opportunity to save for retirement on a tax-favored basis. Independent’s named executive officers, all of whom were eligible to participate in the 401(K) Plan during 2013, 2012 and 2011, may elect to participate in the 401(k) Plan on the same basis as all other employees. Employees may defer from 1% to 100% of their compensation to the 401(k) Plan up to the applicable IRS limit. Independent matches from 50% to 100% of an employee’s annual contribution to the 401(K) Plan, depending on the employee’s years of service with Independent, up to a total of 6% per annum of the employee’s eligible salary. Independent makes its matching contributions in cash, and that contribution is invested according to the employee’s current investment allocation. Independent made contributions to its named executive officers’ accounts in the 401(k) plan in 2013, 2012 and 2011 in varying amounts depending on the amounts of the contributions made by the named executive officers to their respective 401(k) Plan accounts.

Health and Welfare Benefits.  Independent’s named executive officers are eligible to participate in Independent’s standard health and welfare benefits program, which offers medical, dental, vision, life, accident, and disability coverage to all of its eligible employees. Independent does not provide the named executive officers with any health and welfare benefits that are not generally available to its other employees.

Restricted Stock-related Payments.  Independent has agreed to pay to the holders of restricted stock granted by Independent an amount equal to 25% of the then fair market value of any shares vesting within thirty days after those shares vest. Independent pays that amount to provide the holder of vested shares a source of funds to pay the federal income taxes due with respect to compensation income received upon the vesting of the shares. No such payments were made in 2011. In 2012, Independent’s named executive officers who received such payments in excess of $25,000 and the aggregate amount of such payments were David R. Brooks, $61,000, and Daniel W. Brooks, $45,750. In 2013, Independent’s only named executive officer who received such payments in excess of $25,000 and the aggregate amount of such payments was Brian Hobart, in the amount of $28,271.

Insurance Premiums.  Independent Bank maintains bank-owned life insurance policies with respect to each of Independent’s named executive officers. Although Independent Bank is the named beneficiary of each of those policies, Independent has agreed with each of those named executive officers that if the officer dies while employed by Independent Bank, Independent will pay such named executive officer’s estate an amount equal to the amount of that officer’s salary for the year in which his or her death occurs out of the benefits Independent Bank receives under such policy.

Perquisites.  Independent has previously provided certain of its named executive officers with a limited number of perquisites that Independent believed had been reasonable and consistent with Independent’s overall compensation program to better enable Independent to attract and retain superior employees for key positions. Independent’s board of directors had periodically reviewed the levels of perquisites and other personal benefits provided to named executive officers. Based on this periodic review, perquisites were awarded or adjusted on an individual basis. The perquisites received by Independent’s named executive officers in 2013, 2012 and 2011 included automobile allowances and country club memberships. Independent discontinued awarding such perquisites to its named executive officers in July 2013.

Outstanding Equity Awards at Fiscal Year End

The following table provides information regarding outstanding unvested stock awards held by the named executive officers as of December 31, 2013. The then outstanding stock awards were shares of restricted stock subject to forfeiture provisions that expire on the fifth anniversary of the date of grant so long as the holder of the shares remains employed by Independent or Independent Bank on that date.

	Stock Awards as of December 31, 2013
Name	Number of Shares of Stock that have not Vested(1)	Market Value of Shares of Stock that have not Vested(2)
David R. Brooks	64,000	$3,178,240
Michelle S. Hickox	11,200	556,192
Daniel W. Brooks	35,200	1,748,032
Brian E. Hobart	30,400	1,509,664
Torry Berntsen	24,000	1,191,840

(1)	The following table shows the dates on which the shares of restricted stock shown in the table above vest, i.e., the date on which the forfeiture provisions expire as to the shares of restricted stock held by each of Independent’s named executive officers:

Name	Vesting Dates	Number of Shares to Vest
David R. Brooks	January 1, 2014	38,400
	April 8, 2014	5,120
	April 8, 2015	5,120
	April 8, 2016	5,120
	April 8, 2017	5,120
	April 8, 2018	5,120

Michelle S. Hickox	April 8, 2014	1,600
	April 8, 2015	1,600
	April 8, 2016	1,600
	April 8, 2017	1,600
	May 1, 2017	3,200
	April 8, 2018	1,600

Daniel W. Brooks	January 1, 2014	19,200
	April 8, 2014	2,560
	April 8, 2015	2,560
	April 8, 2016	2,560
	January 1, 2017	3,200
	April 8, 2017	2,560
	April 8, 2018	2,560

Brian E. Hobart	January 1, 2014	16,000
	April 8, 2014	2,240
	April 8, 2015	2,240
	April 8, 2016	2,240
	January 1, 2017	3,200
	April 8, 2017	2,240
	April 8, 2018	2,240

Name	Vesting Dates	Number of Shares to Vest
Torry Berntsen	November 1, 2014	6,400
	April 8, 2014	3,200
	April 8, 2015	3,200
	February 15, 2016	1,600
	April 8, 2016	3,200
	April 8, 2017	3,200
	April 8, 2018	3,200

(2)	The market values for the outstanding stock awards presented as of December 31, 2013, are based on a fair market value of Independent’s common stock of $49.66 per share as of December 31, 2013, which was the closing sale price of Independent common stock on the NASDAQ Global Market on such date.

Director Compensation

The following table sets forth information regarding 2013 compensation for those of Independent’s directors during 2013 who are currently directors and who were not named executive officers of Independent for 2013:

Name	Fees Earned or Paid in Cash	Stock Awards(1)	All Other Compensation(2)	Total
M. Brian Aynesworth	$43,000	$27,216	$2,400	$72,616
Douglas A. Cifu	36,000	27,216	750	63,966
William E. Fair	36,000	27,216	3,000	66,216
Craig E. Holmes	40,500	27,216	—	67,716
Jack M. Radke	31,000	27,216	2,250	60,466
G. Stacy Smith	30,500	27,216	—	57,716
Michael T. Viola	30,500	27,216	—	57,716

(1)	As of December 31, 2013, each director had an aggregate of 960 stock awards outstanding.
(2)	The amounts shown in are the fees paid to those directors in their capacities as directors of Independent Bank.

Independent modified its director compensation program in April 2013 and under that modified program Independent’s nonmanagement directors receive an annual cash retainer of $30,000 and an annual award of shares of restricted stock under the 2013 Equity Incentive Plan with a market value of $10,000 for their service as a director, with a $500 additional fee per month paid prior to Independent’s initial public offering. In addition, the chairman of the Audit Committee of Independent’s board of directors receives an additional annual cash retainer of $10,000 and the chairmen of Independent’s Compensation Committee, Corporate Governance and Nominating Committee and Strategic Planning Committee receive an additional annual cash retainer of $5,000 for their service in those roles. Independent’s directors are reimbursed for the reasonable out-of-pocket expenses they incur in connection with their service as directors, including travel costs to attend the meetings of the board of directors and committees. Independent does not pay directors’ fees to its executive officers who serve as directors of Independent. Independent’s directors who were also Independent’s named executed officers do not receive fees or other compensation for their service as directors of Independent. Brian Aynesworth receives $1,000 per meeting for serving on Independent Bank’s Loan Committee.

Chief Executive Officer Compensation

The compensation that Independent paid David R. Brooks, Independent’s Chairman and Chief Executive Officer, during 2013 was reviewed and determined by the Compensation Committee, and compensation paid in 2012 and in the years prior thereto was determined by Independent’s board of directors. In each case, the compensation paid reflects the Compensation Committee’s and the board of directors’ view of Mr. Brooks’ continuing contribution to the success of Independent’s operations. That compensation, including Mr. Brooks’ salary for 2013, which did not change from his salary in 2012, and his cash bonus and equity awards for 2013, are intended to compensate Mr. Brooks for his successful leadership of Independent and Independent Bank and management of their operations, as reflected by Independent’s growth in assets, deposits, and net income, the expansion of Independent’s markets, the successful completion of two acquisitions in 2013, the successful completion of Independent’s initial public offering and the maintenance of Independent’s strong asset quality and credit culture.

Equity Incentive Plans

In connection with the April 2013 consummation of Independent’s initial public offering, Independent adopted a new Equity Incentive Plan, or the 2013 Equity Incentive Plan, under which Independent may make annual and other equity-based awards to encourage and motivate selected key employees and Independent’s directors to contribute to the successful performance of Independent and to the growth in the value of Independent’s common stock and to help Independent attract, retain and reward key employees, directors and other service providers. Pursuant to the 2013 Equity Incentive Plan, the Compensation Committee may grant awards to eligible persons in the form of restricted stock, restricted stock rights, restricted stock units, qualified and nonqualified stock options, performance-based share awards, and other equity-based awards. Although Independent currently anticipates that in the foreseeable future Independent will grant only awards of restricted stock, the 2013 Equity Incentive Plan allows Independent flexibility with respect to the type of equity incentive compensation Independent provides to its management over the next five years. Up to 800,000 shares of common stock are available and reserved for issuance under the 2013 Equity Incentive Plan, which is approximately 6.2% of the outstanding shares of Independent’s common stock. Awards granted under the Equity Incentive Plan will vest and, to the extent applicable, become exercisable on the terms set forth in the Equity Incentive Plan and the award agreements notifying award recipients of awards made under the 2013 Equity Incentive Plan will contain such other terms and conditions as determined by the Compensation Committee and as are consistent with the 2013 Equity Incentive Plan’s provisions. The 2013 Equity Incentive Plan enables the Compensation Committee to grant share-based awards containing terms that require Independent to meet specific performance criteria before the shares covered by the awards will vest or will be issued to, and vest in, the award recipient. In addition, the 2013 Equity Incentive Plan allows for acceleration of vesting and exercise of grants if a plan participant is terminated without cause or in the event of the participant’s death or disability or upon a change in control of Independent. If an award recipient’s employment is terminated for cause, all unvested awards held by that award recipient will expire at the date of termination unless agreed otherwise by the Compensation Committee at its sole discretion.

Independent issued an aggregate of 126,320 shares of restricted stock pursuant to the 2013 Equity Incentive Plan during fiscal year 2013.

Restricted shares granted in connection with the April 2013 consummation of Independent’s initial public offering will vest in five equal annual installments over the five years following the date of grant so long as the holder of the restricted shares continues to be employed by or provide services as a director to Independent or Independent Bank. Independent expects that the terms of all other restricted shares granted under the 2013 Equity Incentive Plan will provide for those restricted shares to vest in three annual installments over the three years following their date of grant so long the holder of the restricted shares remains an employee or provide services as a director to Independent or Independent Bank. The holders of the restricted shares will be entitled to vote those shares and to receive the same dividends on those shares as do all other shareholders, unless the restricted shares are earlier forfeited. However, the holders of unvested restricted shares will not be permitted to transfer or sell the restricted shares or any interest therein prior to the vesting of those restricted shares. If a holder of unvested shares of restricted stock terminates his or her employment with or no longer provides services as a director to Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares to be issued will vest immediately upon the death, disability or termination without cause of the holder of the shares. Upon a change in control of Independent, the restricted shares will vest immediately unless the successor company assumes the Equity Incentive Plan and the related grants, in which case vesting will continue to be governed by the Equity Incentive Plan and the terms and conditions of the applicable grants.

In 2012, Independent adopted the 2012 Stock Grant Plan under which restricted stock rights relating to up to 96,531 shares of Independent’s common stock could be issued to employees of Independent and

Independent Bank. Independent had issued restricted stock rights covering a total of 58,560 shares through January 31, 2013. No additional restricted stock rights or other equity awards may be granted under this plan although this plan remains in effect to govern the restricted stock rights that are then remaining outstanding. The recipient of the restricted stock rights will forfeit those rights to Independent if the recipient ceases to be employed by Independent or Independent Bank at any time prior to the fifth anniversary of the grant of the restricted stock rights. A recipient not forfeiting such restricted stock rights will receive the number of shares of Independent’s common stock to which those rights relate if he or she remains employed by Independent or Independent Bank on that anniversary date. The recipient may not vote those shares, receive any dividends or other distributions with respect to shares issuable upon the vesting of the rights or transfer or sell those rights or any interest therein. However, Independent pays cash bonuses to the holders of these awards equal to the amount of the dividends they would have received had they been vested in the awards and been issued shares of Independent’s common stock in settlement of the awards. If the award recipient terminates his or her employment with Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those rights, all such unvested rights will be immediately forfeited. The restricted stock rights will vest immediately upon a change in control of Independent or the death, disability or termination without cause of the holder of the rights. Under Independent’s 2012 Stock Grant Plan’s terms, Independent agreed to pay to the award recipients an amount equal to 25% of the then fair market value of the shares issued to them upon the vesting of the restricted stock rights within thirty days after those rights vest. Independent pays that amount to provide the holder of the vested shares with funds to pay the federal income taxes due with respect to compensation income received upon the receipt of the shares.

Independent adopted a Stock Grant Plan in 2005 under which Independent issued a total of 112,000 restricted shares of Independent’s common stock to employees of Independent and Independent Bank. No additional shares of Independent’s restricted stock or other equity awards may be granted under this plan, although this plan will remain in effect to govern any shares of restricted stock that remain outstanding. Independent also issued 209,421 restricted shares of Independent’s common stock to employees of Independent and Independent Bank in a series of separate awards under written compensation contracts. The shares Independent granted under this plan and pursuant to these contracts were or are subject to forfeiture to Independent if the holder was or is not employed by Independent or Independent Bank on the fifth anniversary of the grant of the shares to the holder. A total of 150,048 of the restricted shares granted continue to be subject to forfeiture pursuant to such vesting condition, while a total of 3,360 shares of restricted stock issued under this plan and series of awards had been forfeited as of December 31, 2012. The holders of the shares that are subject to forfeiture may vote those shares and receive the same dividends on those shares as do all other shareholders. However, the holder may not transfer or sell those shares prior to satisfaction of the vesting condition. If a holder of unvested shares of restricted stock terminates his or her employment with Independent or Independent Bank, or his or her employment is terminated with cause, prior to the vesting date with respect to those shares, all such unvested shares will be forfeited. The restricted shares will vest immediately upon a change in control of Independent or the death, disability or termination without cause of the holder of the shares.

Noncompetition Agreements

In connection with the issuance of the shares of restricted stock Independent issued to Independent’s executive officers and certain senior officers of Independent Bank pursuant to the 2013 Equity Incentive Plan, Independent requires each recipient of an award enter into an award agreement that includes noncompetition and nonsolicitation covenants. Each such agreement provides that the award recipient will not compete with Independent for a specified period following the termination of his or her employment with Independent or Independent Bank. Competition for such purposes is defined to include such person acting as an officer, director, manager or employee of, or a consultant to, any bank holding company, bank or other financial institution conducting banking operations in Independent’s market areas in the State of Texas. The periods for which such competition is prohibited is two years for David R. Brooks, one year for each of Torry Berntsen, Daniel W. Brooks, Michelle S. Hickox, Brian E. Hobart and Jan C. Webb and three months for those award recipients who are senior officers of Independent Bank. The various award recipients also agree not to solicit other employees or customers of Independent or Independent Bank for a one-year period following the termination of their employment with Independent or Independent Bank.

Additional Information Regarding Executive Compensation

No Change in Control or Severance Payment Obligations.  Other than as described in “Equity Incentive Plans,” Independent does not have any agreement with, or obligations to, any of Independent’s named executive officers or other executive officers to make any payments, accelerate any equity awards or provide any other consideration to any such officer in connection with any change in control of Independent or Independent Bank or such an officer’s severance from employment with Independent or Independent Bank.

Compensation Committee of Independent’s Board of Directors.  Historically, Independent Bank’s board of directors has maintained a Compensation Committee that has overseen the compensation for Independent Bank’s senior officers. Independent’s board of directors recently established a Compensation Committee comprised solely of directors who are independent under SEC rules and the rules for the NASDAQ Global Select Market, including NASDAQ Global Select Market’s currently proposed rules relating to the independence of the members of Compensation Committees. See “Management—Board and Committee Matters—Compensation Committee” for a description of the Compensation Committee’s responsibilities.

Independent’s board of directors has directed the Compensation Committee to review Independent’s executive officer compensation program and determine if:

•	Independent’s executive officer compensation is appropriately linked to Independent’s short-term and long-term financial and other performance;

•	the interests of Independent’s executive officers are appropriately aligned with the interests of Independent’s shareholders or can be more appropriately aligned through greater equity ownership by Independent’s executive officers and by having a greater proportion of executive officer compensation tied to Independent’s financial and other performance; and

•	the base salaries and incentive compensation opportunities provided to Independent’s executive officers are competitive with those packages offered by other similarly situated and similarly performing financial institutions.

Independent’s board of directors has also instructed the Compensation Committee to address such other matters relating to Independent’s executive compensation program as they deem appropriate.

In accordance with its charter, the Compensation Committee has the responsibility and authority of establishing the philosophy that will underlie Independent’s executive compensation program, for establishing and implementing that program and for reviewing and setting the compensation of each of Independent’s named executive officers and other executive officers. Independent’s board of directors has directed the Compensation Committee, in accordance with its charter, to ensure that Independent’s executive compensation program is designed and executed in a manner necessary to reflect Independent’s executive compensation philosophy, to achieve Independent’s goals and objectives and is consistent with regulatory requirements.

Compensation Policies and Practices and Independent’s Risk Management

Independent believes that no risks arise from Independent’s compensation policies and practices for Independent’s executive officers and other employees that are reasonably likely to have a material adverse effect on Independent’s operations, results of operations or financial condition.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Related Person Transaction Review Policy

Independent has adopted a formal written policy concerning related party transactions. A related party transaction is a transaction, arrangement or relationship or a series of similar transactions, arrangements or relationships in which the amount involved exceeds $120,000, in which Independent or one of Independent’s consolidated subsidiaries participates (whether or not Independent or the subsidiary is a direct party to the transaction), and in which a director, nominee to become a director, executive officer or employee of Independent or one of Independent’s consolidated subsidiaries or any of his or her immediate family members or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest has a direct or indirect material interest; or in which any person who is the beneficial owner of more than 5% of Independent’s voting securities or a member of the immediate family of such person has a direct or indirect material interest. A copy of Independent’s policy may be found on Independent’s website at www.independent-bank.com.

Independent’s policy requires Independent’s Corporate Governance and Nominating Committee to ensure that Independent maintains an ongoing review process for all related party transactions for potential conflicts of interest and requires that the Corporate Governance and Nominating Committee pre-approve any such transactions or, if for any reason pre-approval is not obtained, to review, ratify and approve or cause the termination of such transactions. Independent’s Corporate Governance and Nominating Committee evaluates each related party transaction for the purpose of recommending to the disinterested members of Independent’s board of directors whether the transaction is fair, reasonable and permitted to occur under Independent’s policy, and should be pre-approved or ratified and approved by Independent’s board of directors. Relevant factors considered relating to any approval or ratification include the benefits of the transaction to Independent, the terms of the transaction and whether the transaction will be or was on an arm’s-length basis and in the ordinary course of Independent’s business, the direct or indirect nature of the related party’s interest in the transaction, the size and expected term of the transaction and other facts and circumstances that bear on the materiality of the related party transaction under applicable law and listing standards. At least quarterly, management will provide Independent’s Corporate Governance and Nominating Committee with information pertaining to related party transactions. Related party transactions entered into, but not approved or ratified as required by Independent’s policy concerning related party transactions, will be subject to termination by us or the relevant subsidiary, if so directed by Independent’s Corporate Governance and Nominating Committee or Independent’s board of directors, taking into account factors as deemed appropriate and relevant. Lending and other banking transactions in the ordinary course of business and consistent with the insider loan provisions of Regulation O of the Federal Reserve are not treated as related party transactions under this policy and, instead, these transactions are monitored and approved, if necessary, by Independent Bank’s board. In addition, any transaction in which the rates or charges are determined by competitive bids are not subject to approval under the policy.

Independent’s directors, officers, beneficial owners of more than 5% of Independent’s voting securities and their associates were customers of and had transactions with Independent in the past, and additional transactions with these persons are expected to take place in the future. All outstanding loans and commitments to loan with these persons were made in the ordinary course of business, were made on the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with persons not related to Independent or Independent Bank and did not involve more than the normal risk of collectability or present other unfavorable features. All such loans are approved by Independent Bank’s board of directors in accordance with the bank regulatory requirements. Similarly, all certificates of deposit and depository relationships with these persons were made in the ordinary course of business and involved substantially the same terms, including interest rates, as those prevailing at the time for comparable depository relationships with persons not related to Independent or Independent Bank.

Related Person Transactions

The following is a description of transactions during and after December 2008 in which Independent has participated and in which one or more of Independent’s directors, executive officers or beneficial holders of more than 5% of Independent’s capital stock, or their immediate family members or entities affiliated with them, had or will have a direct or indirect material interest.

Issuance of Warrants

Independent restructured its credit facility with TIB—The Independent Bankers Bank, or TIB, in December 2008. At that time, Independent reallocated its credit facility between senior secured debt and subordinated debt. To complete this restructure, certain shareholders of Independent agreed to purchase $4.5 million in subordinated debt held by TIB in certain circumstances. Independent issued warrants to purchase shares of Independent’s common stock to these shareholders to compensate them for undertaking this credit enhancement risk.

Independent issued the warrants in December 2008 to purchase a total of 150,544 shares, all of which are currently outstanding and currently exercisable. The exercise price is $17.19 per share. The warrants must be exercised by December 23, 2018, and are not assignable. When, if and to the extent the warrants are exercised, Independent will receive additional capital and the number of outstanding shares of Independent’s common stock will increase. The following table lists as of December 31, 2013, the warrants issued to certain of Independent’s directors, executive officers and beneficial holders of 5% of Independent’s voting securities and their respective affiliates:

Shareholder/Directors/Executive Officers	Warrants
Vincent J. Viola	93,091
David R. Brooks	23,270

Issuance of Subordinated Debentures

Since January 2009, Independent has conducted four separate private placements of Independent’s 7% fixed rate subordinated debentures to raise capital to support Independent’s growth and expansion efforts. The material terms of each series of debentures are the same and are as follows:

•	Interest accruing at the rate of 7% per annum, payable quarterly;

•	Principal payments due on the third anniversary of issuance of debentures of the series and then semi- annually over the remaining four years until maturity;

•	Prepayable at Independent’s option and without any prepayment penalty or premium after the third anniversary of issuance of debentures of the series;

•	Maturing on the last day of the seventh year of the term of the series of debenture;

•	Subordinated in right of payment to all existing and future senior debt; and

•	Unsecured with no sinking fund requirement.

The following table lists the aggregate principal amount of debentures purchased by certain of Independent’s directors, executive officers, and beneficial holders of more than 5% of Independent’s voting securities, and their respective affiliates and the amount of principal and interest paid from January 1, 2011, through December 31, 2013.

Name	Aggregate Principal Amount Purchased		Interest Paid	Principal Paid
M. Brian Aynesworth	$350,000	(1)	$47,250	$100,000
Torry Berntsen	185,000	(2)	22,375	$100,000

(1)	Includes $100,000 held by Mr. Aynesworth’s SEP account.
(2)	Includes $155,000 owned jointly with Mr. Berntsen’s spouse and $30,000 owned jointly with Mr. Berntsen’s mother.

Other Transactions

IBG Adriatica.  In December 2011, Independent’s nonbank subsidiary, IBG Adriatica sold for an aggregate purchase price of $1.5 million approximately 16,000 square feet of undeveloped real property, an associated interest in the common areas and an option to acquire an additional 32,000 square feet of real property in the Adriatica Development to Himalayan Ventures, L.P. In 2012, IBG Adriatica sold to Himalayan Ventures approximately five acres of undeveloped land in the Adriatica development and an associated interest in the common areas for an aggregate purchase price of approximately $3.5 million. IBG Adriatica used the net proceeds of these transactions to reduce the principal balance of the Adriatica property acquisition indebtedness. In December 2013, IBG Adriatica sold all of its remaining real estate to Himalayan Ventures. This real estate consisted of a retail center, 32 residential lots, a planned medical office site, undeveloped land, and a parking garage and associated parking spaces. The purchase price was approximately $11.1 million. IBG Adriatica distributed the net proceeds of the sale to Independent.

Himalayan Ventures is an investment partnership comprised of principals of Independent, including Vincent Viola, David R. Brooks, Torry Berntsen, Douglas A. Cifu and Daniel W. Brooks. The purchase prices paid was based upon the appraised value of the property sold in each transaction. An independent committee of Independent’s board of directors approved the terms of the sale prior to IBG Adriatica completing these transactions. Independent believes that the foregoing transactions with Himalayan Ventures are consistent with terms that are at least as favorable to Independent as could have been arranged with unrelated third parties and are in compliance with applicable regulations established by bank regulatory agencies regarding related party transactions.

IBG Aircraft.  IBG Aircraft Acquisition, Inc., a subsidiary of Independent Bank, or IBG Aircraft, owns an airplane and leases the aircraft to Independent Bank. Independent Bank primarily uses the aircraft to facilitate the travel of Bank employees to and from Independent Bank’s thirty locations across North Texas and Central Texas. Until December 31, 2013, Independent Bank had an arrangement with Noel-Levitz LLC regarding the use of the airplane. Noel-Levitz is a higher education consulting firm headquartered in Colorado that, until December 31, 2012, was controlled by Vincent Viola and David R. Brooks, Independent’s majority shareholder and Independent’s Chairman of the Board and Chief Executive Officer, respectively. David R. Brooks continues to serve on the board of managers of Noel-Levitz. As part of the arrangement between Independent Bank and Noel-Levitz, David R. Brooks used the airplane for corporate travel related to the business of Noel-Levitz. Noel-Levitz reimbursed Independent Bank for the costs of operation of the airplane (computed on an hourly basis and including fuel, maintenance reserves and other operating costs) as established by Independent Bank’s aviation committee, a committee of Independent Bank’s board of directors comprised of David R. Brooks, Torry Berntsen, William E. Fair and David Wood. Independent believes the terms of this arrangement were at least as favorable to Independent Bank as could have been arranged with an unrelated third party and were in compliance with third party regulations established by bank regulatory agencies.

Branch Lease.  Independent Bank leases its Woodway Branch in Waco from Waco Fairbank Realty, Ltd., of which William E. Fair, one of Independent’s directors, is a limited partner. Independent Bank pays rent of $26.43 per square foot for this 4,787 square foot facility, or $126,497 annually. Additionally, in March 2011, Independent Bank sold a 2,000 square foot office building to Mr. Fair’s IRA. Independent Bank had previously foreclosed on the building and was holding it as ORE. The purchase price was $200,000. Independent Bank had marketed the property with two separate real estate agents that produced offers from unrelated parties for less than $200,000. Mr. Fair’s IRA also paid the closing costs. As part of the transaction, Independent Bank loaned Mr. Fair’s IRA $150,000 at a fixed interest rate of 5.50%. Principal and interest is payable monthly on the basis of fifteen years with a balloon payment due at maturity in May 2016. In December 2011, the loan was modified to lower the interest rate to 4.75% and to extend the maturity date to December 2016. Independent believes that these arrangements are at least as favorable to Independent Bank as could have been arranged with unrelated third parties and are in compliance with third party regulations for transactions with directors and their affiliates established by bank regulatory agencies.

Tax Indemnification Agreements.  Independent is party to certain tax indemnification agreements with each of Independent’s existing shareholders. Pursuant to these agreements, Independent has agrees that upon filing any tax return (amended or otherwise), or in the event of any restatement of Independent’s taxable income, in each case for any period during which Independent was an S corporation, Independent will make a payment to each shareholder on a pro rata basis in an amount sufficient so that the shareholder with the highest incremental estimated tax liability (calculated as if the shareholder would be taxable on its allocable share of Independent’s taxable income at the highest applicable federal, state and local tax rates and taking into account all amounts Independent previously distributed in respect of taxes for the relevant period) receives a payment equal to its incremental tax liability. Independent also agrees to indemnify the shareholders for any interest, penalties, losses, costs or expenses (including reasonable attorneys’ fees) arising out of any claim under the agreements.

Employment Agreement.  On November 21, 2013, Independent entered into an employment agreement with James D. Stein, a nominee for election as an Independent director at the Independent special meeting. The effectiveness of such employment agreement is conditioned upon the consummation of the merger. Mr. Stein is currently serving as the President and Chief Executive Officer of BOH Holdings, and under the employment agreement he would serve as Independent’s Vice Chairman and Houston Region CEO upon the effective time of the merger. The employment agreement has a three year initial term that would be automatically extended for additional one year terms unless either Mr. Stein or Independent provides the other with a written non-renewal notice within the period that is between 90 days and 180 days prior to the expiration of the then current term. Mr. Stein would be paid an annual base salary of $400,000 and be eligible to receive an annual incentive bonus upon the attainment of certain annual pre-established performance goals with a target amount of such incentive bonus to be approximately 65% of Mr. Stein’s base salary. The amount of incentive bonus, if any, would be paid out to Mr. Stein 65% in cash and 35% in restricted shares of Independent common stock pursuant to Independent’s 2013 Equity Incentive Plan.

At the effective time of the merger, Independent would issue to Mr. Stein 60,000 restricted shares of Independent’s common stock pursuant to Independent’s 2013 Equity Incentive plan. Additionally within 90 days after the effective time Independent would pay to Mr. Stein a one-time cash bonus in the amount of $2 million as a completion bonus. The completion bonus is subject to repayment by Mr. Stein if he should voluntarily resign from his position or if Independent terminates Mr. Stein for cause at any time prior to the second anniversary of the effective time of the merger. In the event that all or any portion of the restricted stock award or the completion bonus would constitute “parachute payments” as defined in Section 280G(b)(3) of the Code with respect to the change in ownership or effective control of BOH Holdings as mutually determined by Mr. Stein and Independent and the aggregate present value of such parachute payments and all other parachute payments received by Mr. Stein in connection with the merger is equal to or more than three times Mr. Stein’s “base amount” under Section 280G(b)(3) as mutually determined by Mr. Stein and Independent, then the completion bonus and the restricted stock award would be reduced to an amount that, when combined with all other parachute payments received by Mr. Stein in connection with the merger (including any such parachute payments from BOH Holdings) is equal to 2.99 times Mr. Stein’s “base amount.” In this case, the reduction would first apply to the completion bonus until the portion of the completion bonus that constitutes a parachute payment is reduced to zero, after which any such reduction would apply to the restricted stock award.

BENEFICIAL OWNERSHIP OF INDEPENDENT COMMON STOCK BY MANAGEMENT AND

PRINCIPAL SHAREHOLDERS OF INDEPENDENT

The following table sets forth certain information regarding the beneficial ownership of Independent common stock as of December 31, 2013, by (1) directors and named executive officers of Independent, (2) each person who is known by Independent to own beneficially 5% or more of Independent common stock and (3) all directors and named executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of Independent believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Beneficial Owner(1)	Number of Shares Beneficially Owned(2)	Percentage Beneficially Owned(3)
Directors and Executive Officers:
David R. Brooks(4)	1,075,568	8.6%
Torry Berntsen	59,392	*
Daniel W. Brooks(5)	220,821	1.8
Brian E. Hobart(6)	216,129	1.7
Michelle S. Hickox	10,750	*
M. Brian Aynesworth(7)	397,723	3.2
Douglas A. Cifu(8)	143,467	1.2
William E. Fair(9)	206,939	1.7
Craig E. Holmes	4,460	*
Jack M. Radke(10)	126,906	1.0
G. Stacy Smith(11)	135,740	1.1
Michael T. Viola	20,191	*
James D. Stein	(12)	—
Donald L. Poarch	(13)	—
J. Webb Jennings, III	(14)	—
All Directors and Executive Officers as a Group (12 persons)	2,618,086	21.0%
Principal Shareholders:
5% Security Holders:
Vincent J. Viola (15)	4,727,203	37.9%

*	Indicates ownership that does not exceed 1%.
(1)	The addresses of the persons or entities shown in the foregoing table who are beneficial owners of more than 5% of the common stock are as follows: David R. Brooks and Vincent J. Viola, 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069.
(2)	Beneficial ownership does not include certain officers’ restricted shares rights granted pursuant to our 2012 Stock Grant Plan which have not vested.
(3)	Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all warrants to acquire shares of our common stock held by such person that are currently exercisable. The ownership percentage of all executive officers and directors, as a group, assumes that all 13 persons, but no other persons, exercise all warrants to acquire shares of our common stock held by such persons that are currently exercisable.
(4)	Of these shares, 1,009,706 are held of record by David R. Brooks and 12,800 shares are held of record by trusts for his children of which he and his wife are trustees. Mr. Brooks holds warrants to purchase 23,270 shares, which are included in his total shares, and 250,000 of Mr. Brooks’ shares are pledged as security for bank loans.
(5)	Includes warrants to purchase 4,656 shares and 100,000 shares pledged as security for bank loans.
(6)	Includes warrants to purchase 4,218 shares and 100,000 shares pledged as security for bank loans.
(7)	Includes warrants to purchase 5,818 shares.
(8)	Includes 48,923 shares owned of record by Mr. Cifu and 94,544 shares to be beneficially owned indirectly by Mr. Cifu through his ownership interest in VV-IB, LLC, which entity owns 405,000 shares of Independent common stock previously owned by Vincent Viola individually. VV-IB, LLC is beneficially owned by Mr. Cifu (23.3442%) and Vincent J. Viola (76.6558%). Mr. Viola is the sole managing member of VV-IB, LLC and has sole dispositive and voting power with respect to the shares of common stock of the Company owned by VV-IB, LLC. Mr. Cifu disclaims beneficial ownership of the shares held by VV-IB, LLC.
(9)	Includes 193,382 shares held of record by William E. Fair and 7,739 shares held of record by an IRA of which he is beneficiary. Mr. Fair holds warrants to purchase 5,818 shares which are included in his total shares, and 67,358 shares pledged as security for bank loans.
(10)	Of these shares, 109,507 are held of record by a family trust of which Jack Radke is trustee, 7,000 shares owned by Radke Partners, LP, of which Mr. Radke is the general partner, and 8,652 shares held of record by Jack Radke. Mr. Radke holds warrants to purchase 1,747 shares, which are included in his total shares and 124,199 shares are pledged as security for bank loans.

(11)	Of these shares, 116,510 shares are held of record by G. Stacey Smith and 19,230 shares are held of record by SCW Partners, LLC of which he is a principal.
(12)	Mr. Stein is the beneficial owner of 203,294 shares of BOH Holdings common stock (including 16,000 shares held of record by an IRA for Mr. Stein’s benefit) and after the consummation of the merger is expected to own between 90,099 and 92,336 shares of Independent common stock, depending on the amount of Independent common stock per share that they will receive as part of the merger consideration.
(13)	Mr. Poarch beneficially owns 262,549 shares of BOH Holdings common stock (which consists of 253,750 shares held by Poarch Family Limited Partnership, of which Mr. Poarch is the President of its General Partner, Donald L. Poarch, Inc., and 8,799 shares that may be acquired within 60 days pursuant to the exercise of stock options) and after the consummation of the merger is expected to own between 116,361 and 119,249 shares of Independent common stock, depending on the amount of Independent common stock per share that they will receive as part of the merger consideration.
(14)	Mr. Jennings is the beneficial owner of 67,000 shares of BOH Holdings common stock and after the consummation of the Independent is expected to own between 29,694 and 30,431 shares of Independent common stock, depending on the amount of Independent common stock per share that they will receive as part of the merger consideration.
(15)	Of Mr. Viola’s shares, 405,000 are owned by VV-IB, LLC. Mr. Viola is the sole managing member of VV-IB, LLC and has full voting and dispositive control over all of these shares. Includes warrants to purchase 93,091 shares.

There are no arrangements currently known to us, the operation of which may at a subsequent date result in a change in control of Independent.

Section 16(a) Beneficial Ownership Reporting Compliance

Based solely on its review of the copies of such report forms received by it with respect to fiscal year 2013, Independent believes that all filing requirements applicable to its directors, executive officers and persons who own more than 10% of a registered class of Independent’s equity securities have been timely complied with in accordance with Section 16(a) of the Exchange Act, except for the following late filings:

•	Filing made by G. Stacy Smith in connection with a purchase of common stock on April 3, 2013. The Form 4 was filed with the Securities and Exchange Commission on May 9, 2013.

•	Filing made by Brian M. Aynesworth in connection with a purchase of common stock on November 25, 2013. The Form 4 was filed with the Securities and Exchange Commission on December 2, 2013.

•	Filing made by William E. Fair in connection with a purchase of common stock on November 25, 2013. The Form 4 was filed with the Securities and Exchange Commission on December 2, 2013.

BENEFICIAL OWNERSHIP OF BOH HOLDINGS COMMON STOCK BY MANAGEMENT AND

PRINCIPAL SHAREHOLDERS OF BOH HOLDINGS

The following table sets forth certain information regarding the beneficial ownership of BOH Holdings common stock as of December 31, 2013, by (1) each director, the Chief Executive Officer, the Chief Financial Officer and the three other most-highly compensated executive officers of BOH Holdings, (2) each person who is known by BOH Holdings to own beneficially 5% or more of the common shares of BOH Holdings, and (3) all directors and executive officers as a group. Unless otherwise indicated, based on information furnished by such shareholders, management of BOH Holdings believes that each person has sole voting and dispositive power over the shares indicated as owned by such person.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage Beneficially Owned(1)
Directors and Named Executive Officers:
C.H. “Trey” Able, III(2)	11,600	*
W. Donald Brunson(3)	265,989	3.40%
John T. Culp(4)	41,999	*
Eric Corley(5)	34,097	*
Barry Hawk(6)	48,598	*
Clay H. Hoster(7)	141,589	1.81*
James R. Hunt(8)	75,299	*
Umesh “Mike” Jain	193,750	2.48
J. Webb Jennings III	67,000	*
John McWhorter(9)	97,539	1.25
Andrew Novarini(10)	28,813	*
Theodore Nowak(11)	55,957	*
Donald L. Poarch(12)	262,549	3.36
Gregory J. Guarino(13)	42,234	*
Myles G. Sherman(14)	86,489	1.11
Robert J. Signorelli(15)	156,000	1.99
Dan Silvestri(16)	98,000	1.25
James D. Stein(17)	203,294	2.60
Mark Turzillo(18)	110,347	1.41
Dennis Watson	133,515	1.71
All Directors and Executive Officers as a Group (21 persons)(19)	2,154,658	27.54

*	Indicates ownership that does not exceed 1.00%.
(1)	The percentages are based on 7,304,322 shares of BOH Holdings’ common stock outstanding as of December 31, 2013, plus shares of common stock that may be acquired by the beneficial owner within 60 days of December 31, 2013, through the exercise of options and/or warrants, which are identified in the footnotes to this table. Ownership percentages reflect the ownership percentage assuming that such person, but no other person, exercises all options to acquire shares of our common stock held by such person that are currently exercisable. The ownership percentage of all executive officers and directors, as a group, assumes that all 21 persons, but no other persons, exercise all options to acquire shares of BOH Holdings’ common stock held by such persons that are currently exercisable.
(2)	Includes 5,300 shares held jointly by Mr. Able and his spouse.
(3)	Includes 20,000 shares held of record by an IRA for Mr. Brunson’s benefit, 13,500 shares held of record by a different IRA for Mr. Brunson’s benefit and 199,239 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(4)	Includes 10,999 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(5)	Consists of 34,097 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(6)	Includes 9,648 shares held of record by an IRA for Mr. Hawk’s benefit and 25,297 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(7)	Includes 88,834 shares held of record by an IRA for Mr. Hoster’s benefit, 4,000 shares held for the benefit of Hoster Brothers, Inc., of which Mr. Hoster owns 25% and has effective voting and investment control.
(8)	Includes 10,999 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(9)	Includes 26,400 shares held jointly by Mr. McWhorter and his spouse.
(10)	Includes 3,200 shares held of record by an IRA for Mr. Novarini’s benefit, 6,683 shares held jointly by Mr. Novarini and his spouse and 2,201 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(11)	Includes 15,000 shares held of record by an IRA for Mr. Nowak’s benefit, 5,760 shares held of record by a different IRA for Mr. Nowak’s benefit and 35,197 shares that may be acquired within 60 days pursuant to the exercise of stock options.

(12)	Consists of 253,750 shares held by Poarch Family Limited Partnership, of which Mr. Poarch is the President of its General Partner, Donald L. Poarch, Inc., and 8,799 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(13)	Includes 23,125 shares held of record by an IRA for Mr. Guarino’s benefit, 1,000 shares held jointly by Mr. Guarino and his spouse and 5,499 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(14)	Includes 10,000 shares held of record by an IRA for Mr. Sherman’s benefit.
(15)	Includes 75,000 shares held by Signorelli Family Limited Partnership, of which Mr. Signorelli is the General Partner, and 60,000 shares held of record by an IRA for Mr. Signorelli’s benefit.
(16)	Includes 10,000 shares held of record by an IRA for Mr. Silvestri’s benefit, 40,000 shares held by Saga Land, Inc., of which Mr. Silvestri is the President, 13,500 shares held by The Massimo Fabio Silvestri Irrevocable Trust, of which Mr. Silvestri is a co-trustee, 13,500 shares held by The Rocco Paolo Silvestri Irrevocable Trust, of which Mr. Silvestri is a co-trustee.
(17)	Includes 16,000 shares held of record by an IRA for Mr. Stein’s benefit.
(18)	Includes 47,196 shares held by an IRA for the benefit of Mr. Turzillo, 11,222 shares held jointly by Mr. Turzillo and his spouse and 37,396 shares that may be acquired within 60 days pursuant to the exercise of stock options.
(19)	Includes 520,270 shares that may be acquired within 60 days pursuant to the exercise of stock options.

COMPARATIVE MARKET PRICES AND DIVIDEND DATA

Independent

From April 3, 2013 through December 31, 2013, Independent common stock was listed for trading on the NASDAQ Global Market under the symbol “IBTX.” On January 2, 2014, Independent common stock started trading on the NASDAQ Global Select Market. Quotations of the sales volume and the closing sales prices of the common stock of Independent are listed daily in the NASDAQ Global Select Market’s listings.

The following table sets forth, for the periods indicated, the high and low intraday sales prices for Independent common stock as reported by the NASDAQ Global Market and the cash dividends declared per share:

	High	Low	Cash Dividend Per Share
Quarter ended June 30, 2013 (beginning April 3, 2013)	$31.66	$26.00	—
Quarter ended September 30, 2013	37.69	29.20	$0.06
Quarter ended December 31, 2013	50.58	35.67	0.06

BOH Holdings shareholders are advised to obtain the current stock quotation for Independent common stock. The market price of Independent common stock will fluctuate from the date of this joint proxy statement/prospectus through the closing of the transaction.

Prior to April 3, 2013, there was no established public trading market for Independent common stock. However, Independent occasionally became aware of trades and transactions in its common stock and in certain instances the prices at which these trades were executed. Due to the limited information available, the following price information may not accurately reflect the actual market value of the shares of Independent common stock during the applicable period. The following data includes trades between individual investors and Independent and between shareholders of Independent. It does not include restricted stock issued by Independent. The following table sets forth the per share price paid in connection with sales of its common stock for each quarter during 2011 and 2012 and the first quarter of 2013 through the date indicated as adjusted to give pro forma effect to Independent’s 3.2-for-1 stock split that was effective as of February 22, 2013:

	Sales Price	Number of Trades	Number of Shares Traded
Quarter ended March 31, 2011	—	—	—
Quarter ended June 30, 2011	—	—	—
Quarter ended September 30, 2011	$19.06	2	1,862
Quarter ended December 31, 2011	19.06	1	320

Quarter ended March 31, 2012(1)	—	—	—
Quarter ended June 30, 2012	—	—	—
Quarter ended September 30, 2012(2)(3)	$31.25	6	6,630
Quarter ended December 31,2012(4)	—	—	—

First Quarter 2013 (through April 2, 2013)	—	—	—

(1)	Excludes the sale of 992,000 shares of Independent common stock to its existing shareholders and accredited investors at a price of $20.31 per share, with such price determined by Independent’s board of directors.
(2)	Reflects the purchase of shares by Independent to remain within the S corporation limitation regarding the maximum number of shareholders in anticipation of the acquisition of CGI. The price was determined by Independent’s board of directors.
(3)	Excludes the sale of 246,160 shares of Independent common stock by Independent to its existing shareholders and accredited investors at a price of $20.31 per share to fund a portion of the CGI acquisition. The price was determined by Independent’s board of directors, consistent with the negotiated price of the shares issued to the target shareholders in such acquisition.
(4)	Excludes the issuance of 182,221 shares of Independent common stock to the shareholders of CGI in connection with the acquisition of that entity. The shares issued as merger consideration were valued between the parties at $20.31 per share.

These figures represent actual transfers or issuances of Independent common stock reflected on its stock transfer records. Because Independent may not become aware of all trades of its common stock prior to April 3, 2013, the immediately preceding table may not include all trades that occurred during the reported periods. The prices given in that table are the result of limited trading and may not be representative of the actual value of Independent common stock during the applicable period. In addition, in most instances, Independent does not have actual knowledge of the prices at which the shares of Independent common stock reflected in the immediately preceding table were sold and in providing this information has relied in most cases on comments made by a third party without its independent verification.

After the merger, Independent currently expects to continue to pay (when, as and if declared by Independent’s board of directors out of funds legally available for that purpose and subject to regulatory restrictions) regular quarterly cash dividends. There is no assurance that Independent will continue to pay dividends in the future. Future dividends on Independent common stock will depend upon its earnings and financial condition, liquidity and capital requirements, the general economic and regulatory climate, its ability to service any equity or debt obligations senior to the common stock and other factors deemed relevant by the board of directors of Independent. See “Dividends.”

As a holding company, Independent is ultimately dependent upon its subsidiaries particularly Independent Bank, to provide funding for its operating expenses, debt service and dividends. Various banking laws applicable to Independent Bank limit the payment of dividends and other distributions by Independent Bank to Independent, and may therefore limit Independent’s ability to pay dividends on its common stock. If required payments on Independent’s outstanding junior subordinated debentures held by its unconsolidated subsidiary trusts are not made or are suspended, Independent will be prohibited from paying dividends on its common stock. Regulatory authorities could impose administratively stricter limitations on the ability of Independent Bank to pay dividends to Independent if such limits were deemed appropriate to preserve certain capital adequacy requirements.

BOH Holdings

There is no established public trading market for the shares of BOH Holdings common stock, its Series D preferred stock or Series C preferred stock, and no market for BOH Holdings common stock, its Series D preferred stock or Series C preferred stock is expected to develop if the merger does not occur. No registered broker/dealer makes a market in BOH Holdings’ common stock, its Series D preferred stock or Series C preferred stock, and no shares of such stock are listed for trading or quoted on any stock exchange or automated quotation system. BOH Holdings acts as the transfer agent and registrar for its own shares. As of the record date, there were approximately 432 holders of record of BOH Holdings’ common stock, 99 holders of record of BOH Holdings Series D preferred stock and one holder of record, the United States Treasury, of BOH Holdings Series C preferred stock.

The following table sets forth the high and low sales prices known to management of BOH Holdings for trades of its common stock for the periods shown:

		High	Low	Number of Trades	Number of Shares Traded
2012	First Quarter	$11.00	$11.00	2	18,250
	Second Quarter	11.50	11.00	5	20,378
	Third Quarter	11.25	11.25	1	3,000
	Fourth Quarter	11.90	11.88	4	48,000

2013	First Quarter	$11.50	$11.25	2	5,700
	Second Quarter	11.43	11.43	1	3,299
	Third Quarter	11.64	11.64	2	27,499
	Fourth Quarter	12.12	12.12	1	8,248

The most recent trade of BOH Holdings’ common stock occurred on October 17, 2013, when 8,248 shares were traded at a price of $12.12 per share. There have been other limited transfers of BOH Holdings’ common stock that are not reflected in the table above which were excluded as they were transferred between related parties (as gifts or to trusts or estates). Because of limited trading, the prices described above may not be representative of the actual or fair value of BOH Holdings’ common stock.

On December 14, 2012, BOH Holdings’ board of directors declared a special cash dividend in the aggregate amount of approximately $7.7 million. Prior to the declaration and payment of the special dividend, BOH Holdings had never declared or paid any cash dividends on its common stock. BOH Holdings currently intends to retain earnings, if any, to support its growth strategy and does not anticipate paying further cash dividends in the foreseeable future.

For the two years ended December 31, 2013, BOH Holdings paid quarterly dividends as follows:

BOH Holdings Series C Preferred Stock

Date Paid	Amount of Dividend Per Share	Total Dividend Amount
January 2, 2012	$2.50	$59,846
April 2, 2012	2.50	59,846
July 2, 2012	2.50	59,846
October 1, 2012	2.50	59,846

January 1, 2013	$2.50	$59,846
April 1, 2013	2.50	59,846
July 1, 2013	2.50	59,846
October 1, 2013	2.50	59,846

BOH Holdings is not obligated to register its common stock or, upon any registration, to create a market for its common stock.

BOH Holdings’ shareholders are entitled to receive dividends out of legally available funds when, as and if declared by BOH Holdings’ board of directors, in its sole discretion. As a Texas corporation, BOH Holdings is subject to certain restrictions on dividends under the TBOC. Generally, a Texas corporation may pay dividends to its shareholders out of its surplus (the excess of its assets over its liabilities and stated capital) unless the corporation is insolvent or the payment of the dividend would render the corporation insolvent.

Consistent with its policy that bank holding companies should serve as a source of financial strength for their subsidiary banks, the Federal Reserve has stated that, as a matter of prudent banking, a bank holding company generally should not maintain a rate of dividends to shareholders unless its net income available has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the bank holding company’s capital needs, asset quality and overall financial condition.

BOH Holdings does not engage in separate business activities of a material nature. As a result, BOH Holdings’ ability to pay dividends depends upon the dividends received from Bank of Houston. As a Texas-chartered banking association, Bank of Houston’s ability to pay dividends is restricted by certain laws and regulations. Under the Texas Finance Code, Bank of Houston generally may not pay a dividend that would reduce its capital or surplus without the prior approval of the TDB. All dividends must be paid out of net profits then on hand, after deducting expenses, including losses and provisions for loan losses.

In addition to Texas law restrictions on Bank of Houston’s ability to pay dividends, under the Federal Deposit Insurance Corporation Improvement Act, Bank of Houston may not pay any dividend if the payment of the dividend would cause Bank of Houston to become undercapitalized or if Bank of Houston is “undercapitalized.” The FDIC may further restrict the payment of dividends by requiring that Bank of Houston maintain a higher level of capital than would otherwise be required to be “adequately capitalized” for regulatory purposes. Moreover, if, in the opinion of the FDIC, Bank of Houston is engaged in an unsound practice (which could include the payment of dividends), the FDIC may require, generally after notice and hearing, that Bank of Houston cease such practice. The FDIC has indicated that paying dividends that deplete a depository institution’s capital base to an inadequate level would be an unsafe banking practice. Moreover, the FDIC has also issued policy statements providing that insured depository institutions generally should pay dividends only out of current operating earnings.

Under regulatory capital guidelines, Bank of Houston must maintain a Tier 1 capital to adjusted total assets ratio of at least 4.0%, a Tier 1 capital to risk weighted assets ratio of at least 4.0%, and a total risk based capital to risk weighted assets ratio of at least 8.0%. As of September 30, 2013, Bank of Houston had a ratio of Tier 1 capital to adjusted total assets of 9.33%, a ratio of Tier 1 capital to risk-weighted assets of 11.18%, and a ratio of total risk based capital to risk-weighted assets of 12.01%. As of that date, Bank of Houston could have paid a dividend of $29.9 million and still met these minimum capital requirements.

DESCRIPTION OF INDEPENDENT CAPITAL STOCK

General

The following summarizes some of the important rights of Independent shareholders. This discussion does not purport to be a complete description of these rights. These rights can be determined in full only by reference to federal and state banking laws and regulations, the TBOC and Independent’s certificate of formation and bylaws.

Independent’s authorized capital stock consists of 100,000,000 shares of common stock, par value $0.01 per share, and 10,000,000 shares of preferred stock, par value $0.01 per share. As of December 31, 2013, Independent had 12,330,158 outstanding shares of its common stock and no shares of its preferred stock were outstanding. If 3,616,060 shares of Independent common stock are issued in the merger, Independent would have a total of 15,946,218 shares issued and outstanding. All of Independent’s shares outstanding at that date were fully paid and nonassessable. As of December  31, 2013, Independent had 241 holders of record of common stock.

Independent Common Stock

Voting Rights. Subject to any special voting rights that may be given to any series of preferred stock that Independent may issue in the future, holders of Independent’s common stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote at a meeting of shareholders. No shareholder has the right of cumulative voting with respect to the election of directors.

With respect to any matter other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by Texas law or Independent’s certificate of formation, the act of the shareholders will be the affirmative vote of the holders of a majority of the shares entitled to vote on, and voted for or against, the matter at a meeting of shareholders at which a quorum is present. For purposes of such a vote, however, all abstentions and broker nonvotes are not counted as voted either for or against such matter.

In elections of directors in which the number of nominees for election as director does not exceed the number of directors to be elected (generally referred to as an “uncontested election”), the directors will be elected by a majority of the votes cast by the holders of shares entitled to vote in the election of directors at a meeting of shareholders at which a quorum is present. If the number of nominees for election exceeds the number of directors to be elected at a meeting of shareholders (generally referred to as an “contested election”), directors will be elected by a plurality of the votes cast. For purposes of determining whether a director is elected in an uncontested election, a majority of the votes cast means that the number of votes cast for a director must exceed the number of votes cast against that director, and abstentions and broker nonvotes shall not be counted as votes cast either for or against any nominee for director. For purposes of determining whether a director is elected in a contested election, the nominees equal in number to the number of directors to be elected who receive the highest number of votes among all nominees will be elected as directors.

Dividend Rights. Holders of Independent’s common stock are entitled to dividends when, as and if declared by Independent’s board of directors out of funds legally available therefor.

Liquidation Rights. In the event of Independent’s liquidation, the holders of Independent common stock will be entitled to share ratably in any assets remaining after payment of all debts and other liabilities.

Other. Independent’s common stock has no preemptive or conversion rights and is not entitled to the benefits of any redemption or sinking fund provision.

Independent Preferred Stock

Upon authorization of Independent’s board of directors, Independent may issue shares of one or more series of its preferred stock from time to time. Independent’s board of directors may, without any action by holders of common stock (and except as may be otherwise provided in the terms of any series of preferred stock of which there are shares outstanding holders of preferred stock) adopt resolutions to designate and establish a new series of preferred stock. Upon establishing such a series of preferred stock, the board will determine the number of shares of preferred stock of that series that may be issued and the rights and preferences of that series of preferred stock. Independent’s board of directors has not designated or established any series of preferred stock. The rights of any series of preferred stock may include, among others:

•	general or special voting rights;

•	preferential liquidation or preemptive rights;

•	preferential cumulative or noncumulative dividend rights;

•	redemption or put rights; and

•	conversion or exchange rights.

Independent may issue shares of, or rights to purchase shares of, one or more series of Independent’s preferred stock that have been designated from time to time, the terms of which might:

•	adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;

•	discourage an unsolicited proposal to acquire Independent; or

•	facilitate a particular business combination involving Independent.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of Independent’s shareholders might believe to be in their best interests or in which Independent’s shareholders might receive a premium for their stock over Independent’s then market price.

Establishment of Independent’s Series A Preferred Stock and Issuance to Holders of BOH Holdings Series C Preferred Stock upon Consummation of the Merger

If Independent does not require such BOH Holdings to redeem the BOH Holdings Series C preferred stock prior to the merger, Independent will be obligated to exchange each share of the BOH Holdings Series C preferred stock for a share of Independent preferred stock that would provide the same rights, preferences, privileges and voting powers, and be subject to the same limitations and restrictions as BOH Holdings Series C preferred stock, taken as a whole, existing immediately prior to the consummation of the merger to the extent agreed to by the U.S. Treasury. Because of the inherent differences between Independent and BOH Holdings and the specifically tailored terms and conditions of the BOH Holdings Series C preferred stock, the terms of any security that Independent would offer the U.S. Treasury in exchange for its shares of BOH Holdings Series C preferred stock would have to be negotiated with and approved by the U.S. Treasury prior to the completion of the merger.

Business Combinations under Texas Law

A number of provisions of Texas law, Independent’s certificate of formation and bylaws could have an anti-takeover effect and make more difficult the acquisition of Independent by means of a tender offer, a proxy contest or otherwise and the removal of incumbent directors. These provisions are intended to discourage coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of Independent to negotiate first with Independent’s board of directors.

Independent is subject to the provisions of Title 2, Chapter 21, Subchapter M of the TBOC, or the Texas Business Combination Law, which provides that a Texas corporation may not engage in specified types of business combinations, including mergers, consolidations and asset sales, with a person, or an affiliate or associate of that person, who is an “affiliated shareholder.” For purposes of this law, an “affiliated shareholder” is generally defined as the holder of 20% or more of the corporation’s voting shares, for a period of three years from the date that person became an affiliated shareholder. The law’s prohibitions do not apply if:

•	the business combination or the acquisition of shares by the affiliated shareholder was approved by the board of directors of the corporation before the affiliated shareholder became an affiliated shareholder; or

•	the business combination was approved by the affirmative vote of the holders of at least two-thirds of the outstanding voting shares of the corporation not beneficially owned by the affiliated shareholder, at a meeting of shareholders called for that purpose, not less than six months after the affiliated shareholder became an affiliated shareholder.

Independent has more than 100 shareholders and is considered to be an “issuing public corporation” for purposes of this law. The Texas Business Combination Law does not apply to the following:

•	the business combination of an issuing public corporation: where the corporation’s original certificate of formation or bylaws contain a provision expressly electing not to be governed by the Texas Business Combination Law; or that adopts an amendment to its certificate of formation or bylaws, by the affirmative vote of the holders, other than affiliated shareholders, of at least two-thirds of the outstanding voting shares of the corporation, expressly electing not to be governed by the Texas Business Combination Law and so long as the amendment does not take effect for 18 months following the date of the vote and does not apply to a business combination with an affiliated shareholder who became affiliated on or before the effective date of the amendment;

•	a business combination of an issuing public corporation with an affiliated shareholder that became an affiliated shareholder inadvertently, if the affiliated shareholder divests itself, as soon as possible, of enough shares to no longer be an affiliated shareholder and would not at any time within the three- year period preceding the announcement of the business combination have been an affiliated shareholder but for the inadvertent acquisition;

•	a business combination with an affiliated shareholder who became an affiliated shareholder through a transfer of shares by will or intestacy and continuously was an affiliated shareholder until the announcement date of the business combination; and

•	a business combination of a corporation with its wholly owned Texas subsidiary if the subsidiary is not an affiliate or associate of the affiliated shareholder other than by reason of the affiliated shareholder’s beneficial ownership of voting shares of the corporation.

Neither Independent’s certificate of formation nor Independent’s bylaws contain any provision expressly providing that Independent will not be subject to the Texas Business Combination Law. The Texas Business Combination Law may have the effect of inhibiting a nonnegotiated merger or other business combination involving Independent, even if that event would be beneficial to Independent’s shareholders.

Certain Certificate of Formation and Bylaw Provisions Potentially Having an Anti-takeover Effect

Independent’s certificate of formation and bylaws contain certain provisions that could have an anti-takeover effect and thus discourage potential takeover attempts and make it more difficult for Independent’s shareholders to change management or receive a premium for their shares. These provisions include:

•	authorization for Independent’s board of directors to issue shares of one or more series of preferred stock without shareholder approval;

•	the establishment of a classified board of directors, with directors of each class serving a three-year term;

•	a requirement that directors only be removed from office for cause and only upon a majority shareholder vote;

•	a provision that vacancies on Independent’s board of directors, including newly created directorships, may be filled only by a majority vote of directors then in office;

•	a prohibition of shareholder action by written consent, requiring all actions to be taken at a meeting of the shareholders;

•	the requirement that shareholders representing two-thirds of the outstanding shares of common stock approve all amendments to Independent’s certificate of formation or bylaws and approve mergers and similar transactions;

•	the requirement that any shareholders that wish to bring business before Independent’s annual meeting of shareholders or nominate candidates for election as directors at Independent’s annual meeting of shareholders must provide timely notice of their intent in writing;

•	the prohibition of cumulative voting in the election of directors; and

•	a limitation on the ability of shareholders to call special meetings to those shareholders or groups of shareholders owning at least 20% of Independent’s outstanding shares of common stock.

Limitation of Liability and Indemnification of Officers and Directors

Independent’s certificate of formation provides that its directors are not liable to Independent or its shareholders for monetary damages for an act or omission in their capacity as a director. A director may, however, be found liable for:

•	any breach of the director’s duty of loyalty to Independent or its shareholders;

•	acts or omissions not in good faith that constitute a breach of the director’s duty to Independent;

•	acts or omissions not in good faith that involve intentional misconduct or a knowing violation of law;

•	any transaction from which the director receives an improper benefit, whether or not the benefit resulted from an action taken with the scope of the director’s duties;

•	acts or omissions for which the liability of the director is expressly provided by an applicable statute; and

•	acts related to an unlawful stock repurchase or payment of a dividend.

Independent’s certificate of formation also provides that Independent will indemnify its directors and officers, and may indemnify its employees and agents, to the fullest extent permitted by applicable Texas law from any expenses, liabilities or other matters.

Transfer Agent and Registrar

The transfer agent and registrar for Independent’s common stock is Wells Fargo Bank, N.A., at 1110 Centre Point Curve, Suite 101, Mendota Heights, Minnesota 55120-4101.

Listing

Independent’s common stock was listed on the NASDAQ Global Market through December 31, 2013, and is now listed on the NASDAQ Global Select Market under the symbol “IBTX.”

COMPARISON OF RIGHTS OF SHAREHOLDERS OF BOH HOLDINGS AND INDEPENDENT

The rights of shareholders of BOH Holdings under the certificate of formation and bylaws of BOH Holdings will differ in some respects from the rights that shareholders of BOH Holdings will have as shareholders of Independent under the certificate of formation and bylaws of Independent. Copies of Independent’s certificate of formation and bylaws have been previously filed by Independent with the SEC. Copies of BOH Holdings’ certificate of formation and bylaws are available upon written request from Independent.

Certain differences between the provisions contained in the certificate of formation and bylaws of Independent and the certificate of formation and bylaws of BOH Holdings, as such differences may affect the rights of shareholders, are summarized below. Holders of BOH Holdings Series D preferred stock will acquire Independent common stock if the merger is consummated and have no right to acquire a preference security of Independent. Consequently, in assessing their rights following the merger, holders of BOH Holdings Series D preferred stock should consider the rights of Independent common stock holders. If Independent does not require BOH Holdings to redeem the BOH Holdings Series C preferred stock, the holders thereof, as required by the terms of such preferred stock, will have their preferred stock exchanged for a security with the same material terms as those of the BOH Holdings Series C preferred stock, see “Description of Independent Capital Stock – Establishment of Independent’s preferred stock and Issuance to Holders of BOH Holdings Series C Preferred Stock upon Consummation of the Merger.” The summary set forth below is not intended to be complete and is qualified by reference to Texas law, as appropriate, and the certificate of formation and bylaws of BOH Holdings and the certificate of formation and bylaws of Independent.

BOH HOLDINGS	INDEPENDENT

Capitalization:

The certificate of formation of BOH Holdings authorizes the issuance of up to 20,050,000 shares of common stock, par value $5.00 per share and 1,000,000 shares of preferred stock with no par value.

The certificate of formation of Independent authorizes the issuance of up to 100,000,000 shares of common stock, par value $0.01 and 10,000,000 shares of preferred stock, par value $0.01.

The board of directors is authorized to provide for the issuance of preferred stock in one or more classes or series and to fix the rights, designations, preferences related thereto. No shares of preferred stock are outstanding.

Corporate Governance:

The rights of the BOH Holdings shareholders are governed by Texas law and the certificate of formation and bylaws of BOH Holdings.	The rights of the Independent shareholders are governed by Texas law and the certificate of formation and bylaws of Independent.

Convertibility of Stock:

The common stock of BOH Holdings is not convertible into any other securities of BOH Holdings.	The common stock of Independent is not convertible into any other securities of Independent.

Preemptive Rights:

Preemptive rights are denied pursuant to the certificate of formation.	Preemptive rights are denied pursuant to the certificate of formation.

BOH HOLDINGS	INDEPENDENT

Election of Directors:

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the certificate of formation or bylaws.

The bylaws provide that, with the exception of board vacancies, directors shall be elected at the annual meeting of the shareholders and shall serve until the next succeeding annual meeting and until a successor is selected and qualified, or until the director’s death, resignation or removal. The right to accumulate votes on the election of directors and/or cumulative voting by any shareholder is expressly denied by the certificate of formation.

Under Texas law, directors are elected by a plurality of the votes cast by the shareholders entitled to vote in the election of directors at a meeting of the shareholders at which a quorum is present unless otherwise provided in the certificate of formation or bylaws.

The certificate of formation provides for three classes of directors and which are intended to consist as nearly as possible to one third of the total number of directors serving on the board. Except for the initial term of two classes of such directors, the directors shall be elected to a three year term. The elections of the directors shall be staggered such that one class of directors will elected in each year.

Any individual that receives the plurality of the votes cast, up to the number of directors to be elected in such election, shall be elected to the board. No cumulative voting is permitted for the election of directors pursuant to the certificate of formation.

Removal of Directors and Board Vacancies:

The bylaws provide that any director may be removed with or without cause at a properly called special meeting of the shareholders by a vote of the holders of a majority of the shares then entitled to vote for the election of directors.

The bylaws provide that any directorship to be filed by reason of an increase in the number of directors may be filled by an election at an annual meeting, at a special meeting of shareholders called for that purpose or by the affirmative vote of a majority of the remaining directors (even if less than a quorum). The board of directors may not fill more than two such directorships during the period between any two successive annual meetings. A directorship to be filled by reason of an increase in the number of directors will have a term of office continuing only until the next election of one or more directors by the shareholders.

The bylaws also provide that any vacancy on the board of directors may be filled by an election at an annual meeting, at a special meeting of shareholders called for that purpose or by the affirmative vote of a majority of

Independent’s certificate of formation provides that subject to the right of holders of a class of stock having the right to elect a director solely by the holders of that class, any director may be removed only (i) for cause and (ii) by the affirmative vote of the holders of a majority of the combined voting power of the outstanding stock entitled to vote in the election of directors, voting together as a separate class.

The certificate of formation also provides that any vacancy on the board occurring between the annual meetings of shareholders, including up to two newly created directorships may be filled by a majority of the board of directors then in office (even if less than quorum), or by a sole remaining director. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor.

The certificate of formation provides that any change to the number of directors, any increase or decrease is to be apportioned among the classes so as to maintain

BOH HOLDINGS	INDEPENDENT

the remaining directors (even if less than quorum). Any director elected to fill a vacancy not resulting from an increase in the number of directors shall be elected for the unexpired term of his or her predecessor in office.	the representation of one third of the directors in each class.

Amendment of Governing Documents:

The bylaws provide that they may be amended or repealed or new bylaws may be adopted by the board of directors at any regular or special meeting of the board, unless the certificate of formation or applicable law reserves the power exclusively to the shareholders in whole or part or the shareholders in amending, repealing or adopting a particular bylaw expressly provide that the board may not amend or repeal that bylaw.	The certificate of formation provides that the bylaws of Independent may be amended, repealed, or adopted by (i) the affirmative vote of the majority of the board or (ii) the affirmative vote of at least two-thirds of the holders of voting stock, voting as a separate class at a meeting of the shareholders called for that purpose.

Shareholder Actions:

The bylaws provide that with respect to any matter, other than the election of directors or a matter for which the affirmative vote of the holders of a specified portion of the shares entitled to vote is required by law or the certificate of formation, the affirmative vote of the holders of a majority of the shares entitled to vote on, and that voted for or against or expressly abstained with respect to, that matter at a meeting of shareholders at which a quorum is present shall be the act of the shareholders.

Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction, unless a different vote but not less than a majority of the shares entitled to vote on the matter, is specified in the certificate of formation.

The bylaws provide that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the board of directors, (ii) the holders of not less than 10% of all of the shares entitled to vote at the meeting, (iii) the chairman of the board of directors or (iv) the president.

The bylaws provide that at any special meeting of the shareholders, only actions that are set forth in the notice of such meeting may be presented at the meeting.

Shareholder action by written consent is expressly permitted pursuant to the bank’s bylaws, provided such written consent is executed by shareholders of BOH

Texas law provides that on matters other than the election of directors, the affirmative vote of the holders of a majority of the shares entitled to vote on, and who voted for, against, or expressly abstained with respect to the matter, will be the act of the shareholders unless the vote of a greater number is required by law, the certificate of formation, or the bylaws. Under Texas law, a corporation’s certificate of formation or bylaws may provide that the affirmative vote of holders of a specified portion of the shares, not less than a majority, entitled to vote on the matter will be the act of the shareholders, rather than the specified portion of the shares required pursuant to Texas law. Under Texas law, the affirmative vote of the holders of at least two-thirds of the outstanding shares of the corporation entitled to vote is required to approve a fundamental business transaction.

The certificate of formation provides that unless otherwise required by law, special meetings of the shareholders for any purpose may be called by (i) the chairman of the board or (ii) the Secretary or Assistant Secretary at the written request of either (a) the majority of the board of directors or (b) the holders of at least twenty percent (20%) of the corporation’s outstanding capital stock entitled to vote in the election of directors.

Shareholder action by written consent is not permitted.

BOH HOLDINGS	INDEPENDENT

Holdings holding all of the shares entitled to vote with respect to the action that is subject to the consent. No prior written notice is required for actions taken by written consent.

Shareholder Proposal of Business or Nominations for Directors:

Neither BOH Holdings’ certificate of formation nor its bylaws contain express provisions regarding shareholder proposals of business.

The Bylaws provide that a notice of a shareholders to make a nomination of a person for election as a director or to bring any other matter before a meeting shall be made in writing and received by the Secretary of Independent in the event of an annual meeting of the shareholders, no more than 120 days and no less than 90 days in advance of the anniversary date of the immediately preceding annual meeting, provided that in the event that the annual meeting is called on a date that is not within 30 days before or after such anniversary date, notice by the shareholder in order to be timely must be so received not later than the close of business on the 15th day following the day on which notice of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs.

In the event of a special meeting of the shareholders, such notice shall be received by the Secretary of Independent not later than the close of business on the 15th day following the day on which notice of the meeting is first mailed to shareholders or public disclosure of the date of the special meeting was made, whichever occurs first.

Every notice by a shareholder must set forth (i) the name and residence of the shareholder of the corporation that intends to make a nomination or bring up any other matter, (ii) a representation that the shareholder is a holder of Independent’s voting stock which indicates the class and number of shares owned and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice, (iii) with respect to notice of an intent to make a nomination for a director, a description of all arrangements and understandings between the shareholder and each nominee pursuant to which the nominations are made, (iv) with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder required to be disclosed in a proxy statement filed pursuant to the proxy rules of the SEC had each nominee been nominated by Independent’s board, and (v) with respect to the

BOH HOLDINGS	INDEPENDENT

notice of intent to bring up any other matter, a description of the matter and any material interest of the shareholder in the matter.

The Chairman may refuse to acknowledge the nomination of any person not made in compliance with the bylaws.

Indemnification; Limitation of Director Liability:

The bylaws provide for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a defendant or respondent to a proceeding because such person (i) is or was a director or officer or (ii) while a director or officer of BOH Holdings, is or was serving at the request of BOH Holdings as a director, officer, partner, venture, proprietor, trustee, employee, agent or similar functionary of another foreign or domestic entity, to the fullest extent permitted pursuant to the TBOC.

Such indemnification shall be for all expenses incurred in defending any such proceeding in advance of its final disposition to the maximum extent permitted under the TBOC.

The bylaws permit indemnification of any person covered by the grant of mandatory indemnification, to such further extent as is permitted by law and may indemnify any other person to the fullest extent permitted by law.

The certificate of formation provides that no director of BOH Holdings will be liable to BOH Holdings or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, except for liability of a director for (i) a breach of a director’s duty of loyalty to BOH Holdings or its shareholders, (ii) an act or omission not in good faith that constitutes a breach of duty of the directors to BOH Holdings or an act or omission that involves intentional misconduct or a knowing violation of the law, (iii) a transaction from which a director receives an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director’s office, or (iv) an act or omission for which the liability of a director is expressly provided for by an applicable statute.

The certificate of formation provides for mandatory indemnification of any and all persons who was, are, or are threatened to be, made a party to a proceeding because such person (i) is or was a director or (ii) while a director or officer of Independent, is or was serving at the request of Independent as a director of another foreign or domestic entity, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

The certificate of formation permits indemnification of any employee and agent of the corporation in the sole discretion of the board, against expenses and other amounts reasonably incurred in connection with legal proceedings to the fullest extent permitted pursuant to the TBOC and the bylaws of Independent.

The bylaws permit Independent to purchase and maintain insurance on behalf of indemnified persons.

BOH HOLDINGS	INDEPENDENT

BOH Holdings Series C preferred stock:	Independent to be designated series of preferred stock:

Holders:

As of the date of this joint proxy statement/prospectus, all shares of the BOH Holdings Series C preferred stock are held by the United States Department of the Treasury, or the Treasury.	If Independent elects to exchange Independent preferred stock for BOH Holdings Series C preferred stock, then any shares of Independent preferred stock issued by Independent upon the effectiveness of the merger will be issued to the Treasury. Such shares will have essentially the same rights and preferences as the BOH Holdings Series C preferred stock.

Authorized Shares:

23,938.35	23,938.35

Ranking:

BOH Holdings Series C preferred stock is senior to the BOH Holdings common stock and senior to other BOH Holdings preferred stock except that the BOH Holdings Series C preferred is pari passu with the BOH Holdings Series D preferred stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of BOH Holdings.	Independent preferred stock will be ranked senior to the Independent common stock with respect to dividend rights and rights upon liquidation, dissolution or winding up of Independent.

Exchange/Conversion Rights:

Holders of the BOH Holdings Series C preferred stock have no rights to exchange or convert their shares into any other securities of BOH Holdings.	Holders of the Independent preferred stock will have no rights to exchange or convert their shares into any other securities of Independent.

Voting Rights:

There are no general voting rights for holders of the BOH Holdings Series C preferred stock other than as required under Texas law or expressly provided by BOH Holdings and summarized below.

The written consent of Treasury, as long as Treasury holds any shares of BOH Holdings Series C preferred stock, or the written consent of holders of a majority of the outstanding shares of BOH Holdings Series C preferred stock if Treasury no longer holds any such shares is required generally to approve the following actions by BOH Holdings:

•    Authorization of any shares of, or securities convertible, exchangeable, or exercisable for shares of, any BOH

There are no general voting rights for holders of the Independent preferred stock other than as required under Texas law or expressly provided by Independent and summarized below.

The written consent of Treasury, as long as Treasury holds any shares of Independent preferred stock, or the written consent of holders of a majority of the outstanding shares of Independent preferred stock if Treasury no longer holds any such shares is required generally to approve the following actions by Independent, subject to certain exceptions as stated in the certificate of designation:

•    Authorization of any shares of, or securities convertible, exchangeable, or

BOH HOLDINGS	INDEPENDENT

Holdings capital stock raking senior to the BOH Holdings Series C preferred stock with respect to either or both the payment of dividends and/or the distribution of assets upon liquidation, dissolution, or winding up of BOH Holdings;

•    Any amendment of the statement of designations for the BOH Holdings Series C preferred stock that would adversely affect the rights, preferences, privileges, or voting powers for such preferred stock;

•    Certain share exchanges or reclassifications involving the BOH Holdings Series C preferred stock or any merger of BOH Holdings unless the shares of preferred stock remain outstanding or become securities of the resulting entity or its ultimate parent and the shares continue to have equivalent rights, preferences, privileges and voting powers;

•    Any sale of all or substantially all of the assets of BOH Holdings unless the BOH Holdings Series C preferred stock were redeemed in full in connection with such sale; and

•    The consummation of certain change of control transactions resulting in the surviving entity continuing as a bank holding company or savings and loan holding company, unless the shares of BOH Holdings Series C preferred stock are converted into securities of the surviving entity or its ultimate parent and the shares continue to have equivalent rights, preferences, privileges and voting powers.

exercisable for shares of, any Independent capital stock raking senior to the Independent preferred stock with respect to either or both the payment of dividends and/or the distribution of assets upon liquidation, dissolution, or winding up of Independent;

•    Any amendment of the statement of designations for the Independent preferred stock that would adversely affect the rights, preferences, privileges, or voting powers for such preferred stock;

•    Certain share exchanges or reclassifications involving the Independent preferred stock or any merger of Independent unless the shares of preferred stock remain outstanding or become securities of the resulting entity or its ultimate parent and the shares continue to have equivalent rights, preferences, privileges and voting powers;

•    Any sale of all or substantially all of the assets of Independent unless the Independent preferred stock were redeemed in full in connection with such sale; and

•    The consummation of certain change of control transactions resulting in the surviving entity continuing as a bank holding company or savings and loan holding company, unless the shares of Independent preferred stock are converted into securities of the surviving entity or its ultimate parent and the shares continue to have equivalent rights, preferences, privileges and voting powers.

Board Observer Rights:

A majority of the outstanding shares of BOH Holdings Series C preferred stock have the right to designate a representative to be invited to attend all meetings of the BOH Holdings board of directors, in a nonvoting	A majority of the outstanding shares of Independent preferred stock will have the right to designate a representative to be invited to attend all meetings of the Independent board of directors, in a capacity, in

BOH HOLDINGS	INDEPENDENT

the event that BOH Holdings has failed to timely pay dividends due upon the BOH Holdings

Series C preferred stock for an aggregate of five quarterly dividend periods, whether or not consecutive. This right to select an observer terminates upon timely dividend payments for four consecutive quarterly dividend periods, but will be revived in the event there are additional failures to make timely dividend payments for five quarters, in the aggregate, following the termination of observer rights.

nonvoting capacity, in the event that Independent has failed to timely pay dividends due upon the Independent preferred stock for an aggregate of five quarterly dividend periods, whether or not consecutive. This right to select an observer terminates upon timely dividend payments for four consecutive quarterly dividend periods, but will be revived in the event there are additional failures to make timely dividend payments for five quarters, in the aggregate, following the termination of observer rights.

Director Designation Rights:

Whenever dividends on the BOH Holdings Series C preferred stock have not been declared and timely paid in full for an aggregate of six quarterly dividend periods, whether or not consecutive, and the aggregate liquidation preference of the then-outstanding shares of BOH Holdings Series C preferred stock is greater than or equal to $25 million the authorized number of BOH Holdings directors will be increased by two and the holders of the BOH Holdings Series C preferred stock, voting together as a single class, will have the right to elect two directors to fill those newly created directorships at either its next annual meeting (if one is to be held within thirty days) or at a special meeting of shareholders, and this right will continue until complete and timely dividend payments have been made for four consecutive quarterly dividend periods. This right to appoint directors shall revive in the event of any such future failure of BOH Holdings to pay complete and timely dividends.	Whenever dividends on the Independent preferred stock have not been declared and timely paid in full for an aggregate of six quarterly dividend periods, whether or not consecutive, and the aggregate liquidation preference of the then-outstanding shares of Independent preferred stock is greater than or equal to $25 million, the authorized number of Independent directors will be increased by two and the holders of the Independent preferred stock, voting together as a single class, will have the right to elect two directors to fill those newly created directorships at either its next annual meeting (if one is to be held within thirty days) or at a special meeting of shareholders, and this right will continue until complete and timely dividend payments have been made for four consecutive quarterly dividend periods. This right to appoint directors shall revive in the event of any such future failure of Independent to pay complete and timely dividends.

Preemptive Rights:

Holders of the BOH Holdings Series C preferred stock do not have any preemptive rights.	Holders of the Independent preferred stock will not have any preemptive rights.

Liquidation Rights:

The holders of BOH Holdings Series C preferred stock will receive a liquidation preference equal to the “liquidation amount” per share plus any accrued and unpaid dividends on each such share. The current liquidation amount for the BOH Holdings Series C preferred stock is $1,000 per share.	The holders of Independent preferred stock will receive a liquidation preference equal to the “liquidation amount” per share plus any accrued and unpaid dividends on each such share. The current liquidation amount for the Independent preferred stock is $1,000 per share.

Redemption Rights:

BOH Holdings has the option to redeem, in whole or in part, shares of the BOH Holdings Series C preferred	Independent has the option to redeem, in whole or in part, shares of the Independent preferred stock,

BOH HOLDINGS	INDEPENDENT

subject to any required regulatory approval, for a price per share equal to the sum of the liquidation amount per share, plus any unpaid dividends for the then current quarterly dividend period up to the day before the redemption date, plus the pro rata amount of any special lending incentive fees for the current dividend period.	stock, subject to any required regulatory approval, for a price per share equal to the sum of the liquidation amount per share plus any unpaid dividends for the then current quarterly dividend period up to the day before the redemption date.

Restriction on Redemptions and Repurchases of BOH Holdings Securities:

BOH Holdings may not repurchase or redeem any of its shares of its capital stock, including any equity securities or trust preferred securities issued by BOH Holdings or any of its affiliates, unless after giving effect to such repurchase or redemption, BOH Holdings’ Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and all dividends have been paid on the BOH Holdings Series C preferred stock for the most recently completed quarterly dividend period (or sufficient funds have been reserved).

If BOH Holdings has not declared and paid the required dividends on the BOH Holdings Series C preferred stock, then for the period of time beginning on the last day of such quarterly dividend period until the last day of the third quarterly dividend period immediately following, BOH Holdings will be prohibited from redeeming, purchasing, repurchasing or otherwise acquiring any shares of the BOH Holdings capital stock at any time, subject to certain enumerated exceptions.

If BOH Holdings is not a publicly traded company on or before July 7, 2021, then BOH Holdings will be prohibited from purchasing, redeeming or acquiring any of its capital stock while any shares of BOH Holdings Series C preferred stock are outstanding.

Independent may not repurchase or redeem any of its shares of its capital stock, including any equity securities or trust preferred securities issued by Independent or any of its affiliates, unless after giving effect to such repurchase or redemption, Independent’s Tier 1 capital would be at least equal to the Tier 1 Dividend Threshold and all dividends have been paid on the Independent preferred stock for the most recently completed quarterly dividend period (or sufficient funds have been reserved).

If Independent does not declare and pay the required dividends on the Independent preferred stock, then for the period of time beginning on the last day of such quarterly dividend period until the last day of the third quarterly dividend period immediately following, Independent will be prohibited from redeeming, purchasing, repurchasing or otherwise acquiring any shares of the Independent capital stock at any time, subject to certain enumerated exceptions.

Dividends:

Holders of BOH Holdings Series C preferred stock are entitled to receive at the end of each quarterly dividend period an amount equal to one quarter of the applicable dividend rate (which rate is between 1% and 7% depending upon the percentage change in BOH Holdings’ qualified lending between any given quarterly dividend period) multiplied by the liquidation amount per each share of BOH Holdings Series C preferred stock.	Holders of Independent preferred stock are entitled to receive at the end of each quarterly dividend period an amount equal to one quarter of the applicable dividend rate (which rate will be [1%] following the merger) multiplied by the liquidation amount per each share of Independent preferred stock.

EXPERTS

The annual consolidated financial statements of Independent as of December 31, 2012, 2011 and 2010, appearing in this joint proxy statement/prospectus have been audited by McGladrey, LLP, an independent registered public accounting firm, as stated in their report included herein. Such annual consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The annual consolidated financial statements of BOH Holdings as of December 31, 2012 and 2011, appearing in this joint proxy statement/prospectus have been audited by Harper & Pearson Company, P.C., independent auditors, as stated in their report included herein. Such annual consolidated financial statements have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

LEGAL MATTERS

The validity of the shares of Independent common stock to be issued by Independent in connection with the merger will be passed upon by Andrews Kurth LLP, Dallas, Texas.

SHAREHOLDER PROPOSALS FOR ANNUAL MEETING OF SHAREHOLDERS IN 2014

If an Independent shareholder wishes to submit a shareholder proposal pursuant to Rule 14a-5(e) under the Exchange Act for inclusion in Independent’s proxy statement for the annual meeting of shareholders in 2014, Independent must receive such proposal and supporting statements, if any, at its principal executive office no later than             .

If a shareholder wishes to submit a shareholder proposal outside of Rule 14a-5(e) to be brought before the Independent annual meeting of shareholders in 2014, the shareholder must give timely notice in writing to Jan Webb, Executive Vice President and Secretary; 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069; fax: (972) 562-5496; e-mail: jwebb@independent-bank.com. Independent must receive such notice at its principal executive office not less than 90 days nor more than 120 days prior to the date of the annual meeting of shareholders in 2014, pursuant to Independent’s Amended and Restated Bylaws, as amended. A shareholder’s notice to Jan Webb must set forth, as to each matter the shareholder proposes to bring before the Independent annual meeting of shareholders in 2014:

(i)        the name and residence address of the shareholder of Independent who intends to make a nomination or bring up any other matter;

(ii)        a representation that the shareholder is a holder of Independent’s voting stock (indicating the class and number of shares owned) and intends to appear in person or by proxy at the meeting to make the nomination or bring up the matter specified in the notice;

(iii)        with respect to notice of an intent to make a nomination for the election of a person as a director of Independent, a description of all arrangements or understandings among the shareholder and each nominee and any other person or persons (naming such person or persons) pursuant to which the nomination or nominations are to be made by the shareholder;

(iv)        with respect to an intent to make a nomination, such other information regarding each nominee proposed by such shareholder as would have been required to be included in a proxy statement filed pursuant to the proxy rules of the Securities and Exchange Commission had each nominee been nominated by the board of directors of Independent; and

(v)        with respect to the notice of an intent to bring up any other matter, a description of the matter, and any material interest of the shareholder in the matter.

Notice of intent to make a nomination of a person for election as a director of Independent shall be accompanied by the written consent of each nominee to serve as director of Independent if so elected.

Such proposals should be submitted in writing to: Independent Bank Group, Inc.; Jan Webb, Executive Vice President and Secretary; 1600 Redbud Boulevard, Suite 400, McKinney, Texas 75069; fax: (972) 562-5496; e-mail: jwebb@independent-bank.com.

OTHER MATTERS

No matters will be presented for consideration at the Independent special meetings of shareholders or the BOH Holdings special meeting of shareholders other than as described in this joint proxy statement/prospectus.

WHERE YOU CAN FIND MORE INFORMATION

Independent files reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934, as amended. You may read and copy this information at the SEC’s Public Reference Room, 100 F Street, N.E., Washington, D.C. 20549.

You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements and other information about issuers, like Independent, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Documents filed by Independent with the SEC are available from Independent without charge (except for exhibits to the documents). You may obtain documents filed by Independent with the SEC by requesting them in writing or by telephone from Independent at the following address:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

Attention: Michelle S. Hickox

Executive Vice President and Chief Financial Officer

Telephone: (972) 562-9004

To obtain timely delivery, you must make a written or oral request for a copy of such information by                     , 2014.

Documents filed by Independent with the SEC are also available on Independent’s website www.independent-bank.com. Information furnished by Independent and information on, or accessible through, the SEC’s or Independent’s website is not part of this prospectus.

Independent has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended, with the SEC with respect to the Independent common stock to be issued to shareholders of BOH Holdings in the merger. This joint proxy statement/prospectus constitutes the prospectus of Independent filed as part of the registration statement. This joint proxy statement/prospectus does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the SEC. The registration statement and its exhibits are available for inspection and copying as set forth above.

In addition to being a joint proxy statement of Independent and BOH Holdings, this document is the prospectus of Independent for the shares of its common stock that will be issued in connection with the merger.

BOH Holdings does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act and, accordingly, does not file documents and reports with the SEC.

Independent shareholders who have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting their shares of Independent common stock, should contact Michelle S. Hickox, Independent’s Executive Vice President and Chief Financial Officer, at the following address and telephone number:

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, Texas 75069-3257

(972) 562-9004

BOH Holdings shareholders who have any questions concerning the merger or this joint proxy statement/prospectus, would like additional copies of this joint proxy statement/prospectus or need help voting their shares of BOH Holdings common stock or BOH Holdings Series D preferred stock, should contact John McWhorter, BOH Holdings’ Executive Vice President and Chief Financial Officer, at the following address and telephone number:

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, Texas 77057

(713) 789-6100

You should rely only on the information contained in this joint proxy statement/prospectus. Neither Independent nor BOH Holdings has authorized anyone to provide you with different information. Therefore, if anyone gives you different or additional information, you should not rely on it. The information contained in this joint proxy statement/prospectus is correct as of its date. It may not continue to be correct after this date. BOH Holdings has supplied all of the information about BOH Holdings and its subsidiaries contained in this joint proxy statement/prospectus and Independent has supplied all of the information contained in this joint proxy statement/prospectus about Independent and its subsidiaries. Each of Independent and BOH Holdings is relying on the correctness of the information supplied by the other.

This joint proxy statement/prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this joint proxy statement/prospectus, or the solicitation of a proxy, in any jurisdiction to or from any person to whom or from whom it is unlawful to make such offer, solicitation of an offer or proxy solicitation in such jurisdiction.

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT BANK GROUP, INC. AND SUBSIDIARIES

Consolidated Balance Sheets as of September 30, 2013 and December 31, 2012 (Unaudited)	F-2

Consolidated Statements of Income for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-3

Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-4

Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-5

Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-6

Notes to Consolidated Financial Statements (Unaudited)	F-7

Report of Independent Registered Public Accounting Firm	F-33

Consolidated Balance Sheets Pro Forma December 31, 2012 (Unaudited) and December 31, 2012, 2011 and 2010	F-34

Consolidated Statements of Income for the years ended December 31, 2012, 2011 and 2010	F-35

Consolidated Statements of Comprehensive Income for years ended December 31, 2012, 2011 and 2010	F-36

Consolidated Statements of Changes in Stockholders’ Equity for the years ended December 31, 2012, 2011 and 2010	F-37

Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011 and 2010	F-38

Notes to Consolidated Financial Statements	F-39

BOH HOLDINGS, INC.

Consolidated Balance Sheets as of September 30, 2013 (Unaudited) and December 31, 2012	F-89

Consolidated Statements of Income for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-90

Consolidated Statements of Comprehensive Income for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-91

Consolidated Statements of Changes in Stockholders’ Equity for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-92

Consolidated Statements of Cash Flows for the nine months ended September 30, 2013 and 2012 (Unaudited)	F-93

Condensed Notes to Consolidated Unaudited Interim Financial Statements for the nine months ended September 30, 2012 (Unaudited)	F-94

Independent Auditor’s Report	F-107

Consolidated Balance Sheets as of December 31, 2012 and December 31, 2011	F-108

Consolidated Statements of Income for the years ended December 31, 2012 and, 2011	F-109

Consolidated Statements of Comprehensive Income for years ended December 31, 2012 and 2011	F-110

Consolidated Statements of Changes in Stockholders’ equity for the years ended December 31, 2012 and 2011	F-111

Consolidated Statements of Cash Flows for the years ended December 31, 2012 and 2011	F-113

Notes to Consolidated Financial Statements	F-114

All financial statement schedules have been omitted as the required information either is not applicable or is included in the financial statements or related notes.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Balance Sheets

September 30, 2013 and December 31, 2012 (unaudited)

(Dollars in thousands, except share information)

Assets	September 30, 2013	December 31, 2012

Cash and due from banks	$29,281	$30,920
Federal Reserve Excess Balance Account (EBA)	91,000	71,370

Cash and cash equivalents	120,281	102,290

Certificates of deposit held in other banks	348	7,720
Securities available for sale (amortized cost of $132,757 and $110,777, respectively)	130,987	113,355
Loans held for sale	4,254	9,162
Loans, net of allowance for loan losses of $13,145 and $11,478, respectively	1,542,453	1,358,036
Premises and equipment, net	73,513	70,581
Other real estate owned	8,376	6,819
Adriatica real estate	9,678	9,727
Goodwill	28,742	28,742
Core deposit intangible, net	2,724	3,251
Federal Home Loan Bank (FHLB) of Dallas stock and other restricted stock	8,324	8,165
Bank-owned life insurance (BOLI)	11,164	10,924
Deferred tax asset	2,939	—
Other assets	10,971	11,288

Total assets	$1,954,754	$1,740,060

Liabilities and Stockholders’ Equity

Deposits:
Noninterest-bearing	$281,452	$259,664
Interest-bearing	1,259,296	1,131,076

Total deposits	1,540,748	1,390,740

FHLB advances	161,507	164,601
Notes payable	—	15,729
Other borrowings	4,460	12,252
Other borrowings, related parties	3,270	8,536
Junior subordinated debentures	18,147	18,147
Other liabilities	8,111	5,545

Total liabilities	1,736,243	1,615,550

Commitments and contingencies
Stockholders’ equity:
Common stock (12,076,927 and 8,278,354 shares outstanding, respectively)	121	83
Additional paid-in capital	209,840	88,791
Retained earnings	9,108	33,290
Treasury stock, at cost (0 and 8,647 shares, respectively)	—	(232)
Accumulated other comprehensive income (loss)	(558)	2,578

Total stockholders’ equity	218,511	124,510

Total liabilities and stockholders’ equity	$1,954,754	$1,740,060

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income

Nine months ended September 30, 2013 and 2012 (unaudited)

(Dollars in thousands, except per share information)

	Nine months ended September 30,
	2013	2012
Interest income:
Interest and fees on loans	$62,347	$49,898
Interest on taxable securities	999	948
Interest on nontaxable securities	765	604
Interest on federal funds sold and other	256	226

Total interest income	64,367	51,676

Interest expense:
Interest on deposits	5,178	6,371
Interest on FHLB advances	2,475	1,696
Interest on notes payable and other borrowings	1,326	1,466
Interest on junior subordinated debentures	408	381

Total interest expense	9,387	9,914

Net interest income	54,980	41,762
Provision for loan losses	2,939	2,255

Net interest income after provision for loan losses	52,041	39,507

Noninterest income:
Service charges on deposit accounts	3,597	2,473
Mortgage fee income	3,120	2,965
Gain (loss) on sale of other real estate	173	(75)
Gain on sale of branch	—	51
Loss on sale of securities available for sale	—	(3)
Gain (loss) on sale of premises and equipment	4	(346)
Increase in cash surrender value of BOLI	240	245
Other	475	302

Total noninterest income	7,609	5,612

Noninterest expense:
Salaries and employee benefits	23,688	18,910
Occupancy	6,562	5,315
Data processing	969	851
FDIC assessment	241	624
Advertising and public relations	620	522
Communications	1,090	985
Net other real estate owned expenses (including taxes)	368	205
Operations of IBG Adriatica, net	600	741
Other real estate impairment	475	56
Core deposit intangible amortization	527	480
Professional fees	918	752
Acquisition expense, including legal	602	811
Other	5,297	3,579

Total noninterest expense	41,957	33,831

Income before taxes	17,693	11,288
Income tax expense	2,172	—

Net income	$15,521	$11,288

Basic earnings per share	$1.44	$1.47

Diluted earnings per share	$1.43	$1.47

Pro Forma:
Income tax expense	5,798	3,635

Net income	$11,895	$7,653

Basic earnings per share	$1.10	$1.00

Diluted earnings per share	$1.10	$1.00

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Nine months ended September 30, 2013 and 2012 (unaudited)

(Dollars in thousands)

	Nine months ended September 30,
	2013	2012
Net income	$15,521	$11,288

Other comprehensive income (loss) before tax:
Net change in unrealized gains on available for sale securities	(4,348)	685
Reclassification adjustment for loss on sale of securities available for sale	—	3

Other comprehensive income (loss) before tax:	(4,348)	688
Income tax expense (benefit)	(1,212)	—

Other comprehensive income (loss), net of tax	(3,136)	688

Comprehensive income	$12,385	$11,976

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Nine months ended September 30, 2013 and 2012 (unaudited)

(Dollars in thousands, except for par value and share information)

	Common Stock $.01 Par Value 100 million shares authorized		Additional Paid in Capital	Retained Earnings	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total
	Shares	Amount
Balance, December 31, 2012	8,278,354	$83	$88,791	$33,290	$(232)	$2,578	$124,510
Net income	—	—	—	15,521	—	—	15,521
Other comprehensive income (loss), net of tax	—	—	—	—	—	(3,136)	(3,136)
Treasury stock retired	(8,647)	—	(232)	—	232	—	—
Common stock issued, net of offering costs	3,680,000	37	86,600	—	—	—	86,637
Reclassification adjustment for change in taxable status	—	—	33,624	(33,624)	—	—	—
Restricted stock granted	127,220	1	(1)	—	—	—	—
Restricted stock vested	—	—	9	—	—	—	9
Stock awards amortized	—	—	1,049	—	—	—	1,049
Dividends ($0.71 per share)	—	—	—	(6,079)	—	—	(6,079)

Balance, September 30, 2013	12,076,927	$121	$209,840	$9,108	$—	$(558)	$218,511

Balance, December 31, 2011	6,852,309	$69	$59,196	$24,594	$(24)	$2,162	$85,997
Net income	—	—	—	11,288	—	—	11,288
Other comprehensive income	—	—	—	—	—	688	688
Stock issued	1,238,156	12	25,138	—	—	—	25,150
Stock awards amortized	—	—	446	—	—	—	446
Treasury stock purchased	—	—	—	—	(208)	—	(208)
Dividends ($0.74 per share)	—	—	—	(5,629)	—	—	(5,629)

Balance, September 30, 2012	8,090,465	$81	$84,780	$30,253	$(232)	$2,850	$117,732

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Nine months ended September 30, 2013 and 2012 (unaudited)

(Dollars in thousands)

	Nine months ended September 30,
	2013	2012
Cash flows from operating activities:
Net income	$15,521	$11,288
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,171	2,571
Amortization of core deposit intangibles	527	480
Amortization (accretion) of premium (discount) on securities, net	51	(12)
Stock grants amortized	1,049	446
FHLB stock dividends	(20)	(13)
Loss on sale of securities available for sale	—	3
Net (gain) loss on sale of premises and equipment	(4)	346
Gain on sale of branch	—	(51)
(Gain) loss recognized on other real estate transactions	(173)	75
Impairment of other real estate	475	56
Deferred tax benefit	(1,727)	—
Provision for loan losses	2,939	2,255
Increase in cash surrender value of life insurance	(240)	(245)
Loans originated for sale	(132,897)	(127,931)
Proceeds from sale of loans	137,805	126,230
Net change in other assets	317	(188)
Net change in other liabilities	1,575	732

Net cash provided by operating activities	28,369	16,042

Cash flows from investing activities:
Proceeds from maturities and pay downs of securities available for sale	142,887	43,308
Proceeds from sale of securities available for sale	—	2,078
Purchases of securities available for sale	(163,918)	(49,125)
Proceeds from maturities of certificates held in other banks	7,372	6,667
Net purchases of FHLB stock	(139)	(402)
Net loans originated	(190,128)	(124,072)
Additions to premises and equipment	(6,165)	(10,643)
Proceeds from sale of premises and equipment	66	3,244
Proceeds from sale of other real estate owned	1,047	2,053
Capitalized additions to other real estate	(85)	(476)
Cash received from acquired bank	—	19,993
Cash paid in connection with acquisition	—	(37,000)
Net cash transferred in branch sale	—	(18,550)

Net cash used in investing activities	(209,063)	(162,925)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	109,341	101,624
Net increase (decrease) in time deposits	40,667	(22,306)
Net change in FHLB advances	(3,094)	25,858
Repayments of notes payable and other borrowings	(28,787)	(3,143)
Proceeds from other borrowings	—	11,680
Proceeds from sale of common stock	86,637	25,150
Treasury stock purchased	—	(208)
Dividends paid	(6,079)	(5,629)

Net cash provided by financing activities	198,685	133,026

Net change in cash and cash equivalents	17,991	(13,857)
Cash and cash equivalents at beginning of period	102,290	56,654

Cash and cash equivalents at end of period	$120,281	$42,797

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements (unaudited)

(Dollars in thousands, except for share and per share information)

Note 1. Summary of Significant Accounting Policies

Nature of Operations: Independent Bank Group, Inc., through its subsidiary, Independent Bank, a Texas state banking corporation (Bank) (collectively known as the Company), provides a full range of banking services to individual and corporate customers in the North and Central Texas areas through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, investment and liquidity management activities. The Company’s primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Basis of Presentation: The accompanying consolidated financial statements include the accounts of Independent Bank Group, Inc., its wholly owned subsidiaries, the Bank and IBG Adriatica Holdings, Inc. (Adriatica) and the Bank’s wholly owned subsidiaries, IBG Real Estate Holdings, Inc., and IBG Aircraft Acquisition, Inc. Adriatica was formed in 2011 to acquire a mixed use residential and retail real estate development in McKinney, Texas. All material intercompany transactions and balances have been eliminated in consolidation. In addition, the Company wholly owns IB Trust I (Trust I), IB Trust II (Trust II), IB Trust III (Trust III), IB Centex Trust I (Centex Trust I) and Community Group Statutory Trust I (CGI Trust I). The Trusts were formed to issue trust preferred securities and do not meet the criteria for consolidation.

The consolidated interim financial statements are unaudited, but include all adjustments, which, in the opinion of management are necessary for a fair presentation of the results of the periods presented. All such adjustments were of a normal and recurring nature. These financial statements should be read in conjunction with the financial statements and the notes thereto in the Company’s registration statement on Form S-1. The consolidated statement of condition at December 31, 2012 has been derived from the audited financial statements as of that date, but does not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements.

Segment Reporting: The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Initial Public Offering (IPO): Independent Bank Group, Inc. qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act (JOBS Act). In October 2012, the Board of Directors of the Company approved a resolution for Independent Bank Group, Inc. to sell shares of common stock to the public in an initial public offering. On December 28, 2012, the Company submitted a confidential draft Registration Statement on Form S-1 with the SEC with respect to the shares to be registered and sold. On February 27, 2013, the Company filed a Registration Statement on Form S-1 with the SEC. That Registration Statement was declared effective by the SEC on April 2, 2013. The Company sold and issued 3,680,000 shares of common stock at $26 per share in reliance on that Registration Statement. Total proceeds received by the Company, net of offering costs were approximately $87 million.

In connection with the initial public offering, on February 22, 2013, the Company amended its certificate of incorporation to affect a 3.2 for one stock split of its common stock and change the par value of common stock from $1 to $.01. All previously reported share amounts have been retrospectively restated to give effect to the stock split and the common stock account has been reallocated to additional paid in capital to reflect the new par value. The Company also terminated its S-Corporation status and became a taxable corporate entity (C Corporation) on April 1, 2013. The consolidated statement of stockholders’ equity presents a constructive distribution to the owners followed by a contribution to the capital of the corporate entity. The transfer did not affect total stockholders’ equity.

Income Taxes: Income tax expense is the total of the current year income tax due or refundable and the change in deferred tax assets and liabilities (excluding deferred tax assets and liabilities related to business combinations or components of other comprehensive income). Deferred tax assets and liabilities are the expected future tax amounts for the temporary differences between carrying amounts and tax bases of assets and liabilities, computed using enacted tax rates. A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the level of historical income and estimates of future taxable income. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

The tax benefit recognized in the financial statements from any such a position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Any interest and/or penalties related to income taxes are reported as a component of income tax expense.

The Company files a consolidated income tax return in U.S. federal jurisdiction and Texas.

Pro forma statements: Because the Company was not a taxable entity prior to April 1, 2013, pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 32.8% for the nine months ended September 30, 2013 and 32.2% for nine months ended September 30, 2012, as if it had been a C Corporation during those periods. The difference in the statutory rate of 35% and the Company’s effective rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance. In addition, the pro forma results for the nine months ended September 30, 2013 excludes the initial deferred tax credit as discussed in Note 7.

Earnings per share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the period. The unvested share-based payment awards that contain rights to non forfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock warrants. The dilutive effect of participating non vested common stock was not included as it was anti-dilutive. Proceeds from the assumed exercise of dilutive stock warrants are assumed to be used to repurchase common stock at the average market price.

	Nine months ended September 30,
	2013	2012
Basic earnings per share:
Net income	$15,521	$11,288
Less:
Undistributed earnings allocated to participating securities	184	112
Dividends paid on participating securities	119	111

Net income available to common shareholders	$15,218	$11,065

Weighted-average basic shares outstanding	10,588,554	7,502,758

Basic earnings per share	$1.44	$1.47

Diluted earnings per share:
Net income available to common shareholders	$15,218	$11,065

Total weighted-average basic shares outstanding	10,588,554	7,502,758
Add dilutive stock warrants	58,874	23,126

Total weighted-average diluted shares outstanding	10,647,428	7,525,884

Diluted earnings per share	$1.43	$1.47

Pro forma earnings per share:
Pro forma net income	$11,895	$7,653
Less undistributed earnings allocated to participating securities	113	40
Less dividends paid on participating securities	119	111

Pro forma net income available to common shareholders after tax	$11,663	$7,502

Pro forma basic earnings per share	$1.10	$1.00

Pro forma diluted earnings per share	$1.10	$1.00

Anti-dilutive participating securities	139,416	102,086

Subsequent events: The Company has evaluated subsequent events through the date of filing these financial statements with the SEC and noted no subsequent events requiring financial statement recognition or disclosure.

Reclassifications: Certain prior period accounts have been reclassified to conform with current year presentation.

Note 2. Statement of Cash Flows

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Nine months ended September 30,
	2013	2012
Cash transactions:
Interest expense paid	$9,270	$9,899

Income taxes paid	$3,100	$—

Noncash transactions:
Transfers of loans to other real estate owned	$2,885	$340

Loans to facilitate the sale of other real estate owned	$113	$20

Write-off of debt origination costs related to warrants	$223	$—

Security purchased, not yet settled	$1,000	$—

Restricted stock vested	$9	$—

Note 3. Securities Available for Sale

Securities available for sale have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at September 30, 2013 and December 31, 2012, are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale

September 30, 2013:
U.S. treasuries	$3,497	$24	$—	$3,521
Government agency securities	88,854	197	(644)	88,407
Obligations of state and municipal subdivisions	37,873	477	(1,810)	36,540
Corporate bonds	2,085	—	(41)	2,044
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	448	27	—	475

	$132,757	$725	$(2,495)	$130,987

December 31, 2012:
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Corporate bonds	2,105	23	(25)	2,103
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680

	$110,777	$2,820	$(242)	$113,355

Securities with a carrying amount of approximately $96,374 and $84,117 at September 30, 2013 and December 31, 2012, respectively, were pledged to secure public fund deposits.

Proceeds from sale of securities available for sale and gross gains and losses for the nine months ended September 30, 2013 and 2012 were as follows:

	Nine months ended September 30,
	2013	2012
Proceeds from sale	$—	$2,078

Gross gains	$—	$—

Gross losses	$—	$3

The amortized cost and estimated fair value of securities available for sale at September 30, 2013, by contractual maturity, are shown below. Maturities of pass-through certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	September 30, 2013
	Securities Available for Sale
	Amortized Cost	Fair Value
Due in one year or less	$6,093	$6,133
Due from one year to five years	58,361	57,966
Due from five to ten years	35,108	35,081
Thereafter	32,747	31,332

	132,309	130,512
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	448	475

	$132,757	$130,987

The number of securities, unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of September 30, 2013 and December 31, 2012, are summarized as follows:

		Value Impaired
		Less Than 12 Months		Greater Than 12 Months		Total
Description of Securities	Number of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities Available for Sale
September 30, 2013
Government agency securities	29	$45,643	$(644)	$—	$—	$45,643	$(644)
Obligations of state and municipal subdivisions	27	15,460	(1,810)	—	—	15,460	(1,810)
Corporate bonds	2	2,044	(41)	—	—	2,044	(41)

		$63,147	$(2,495)	$—	$—	$63,147	$(2,495)

December 31, 2012
Obligations of state and municipal subdivisions	9	$6,551	$(217)	$—	$—	$6,551	$(217)
Corporate bonds	1	990	(25)	—	—	990	(25)

		$7,541	$(242)	$—	$—	$7,541	$(242)

Unrealized losses are generally due to changes in interest rates. The Company has the intent to hold these securities until maturity or a forecasted recovery and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. As such, the losses are deemed to be temporary.

Note 4. Loans, Net and Allowance for Loan Losses

Loans, net at September 30, 2013 and December 31, 2012, consisted of the following:

	September 30, 2013	December 31, 2012
Commercial	$209,453	$169,882
Real estate:
Commercial	768,427	648,494
Commercial construction, land and land development	95,661	97,329
Residential	331,312	306,187
Single family interim construction	77,493	67,920
Agricultural	31,445	40,127
Consumer	41,747	39,502
Other	60	73

	1,555,598	1,369,514
Allowance for loan losses	(13,145)	(11,478)

	$1,542,453	$1,358,036

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and nonperforming and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short term loans may be made on an unsecured basis. Additionally, our commercial loan portfolio includes loans made to customers in the energy industry, which is a complex, technical and cyclical industry. Experienced bankers with specialized energy lending experience originate our energy loans. Companies in this industry produce, extract, develop, exploit and explore for oil and natural gas. Loans are primarily collateralized with proven producing oil and gas reserves based on a technical evaluation of these reserves.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner occupied property versus non owner occupied property.

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Residential real estate and single family interim construction loans are underwritten primarily based on borrowers’ credit scores, documented income and minimum collateral values. Relatively small loan amounts are spread across many individual borrowers which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or non-real estate. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary.

Agricultural loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Consumer loans represent less than 3% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company’s lending activity occurs within the State of Texas, primarily in the north and central Texas regions. The majority of the Company’s portfolio consists of commercial and residential real estate loans. As of September 30, 2013 and December 31, 2012, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.

The allowance is derived from the following two components: 1) allowances established on individual impaired loans, which are based on a review of the individual characteristics of each loan, including the customer’s ability to repay the loan, the underlying collateral values, and the industry the customer operates in, and 2) allowances based on actual historical loss experience for the last three years for similar types of loans in the Company’s loan portfolio adjusted for primarily changes in the lending policies and procedures; collection, charge-off and recovery practices; nature and volume of the loan portfolio; volume and severity of nonperforming loans; existence and effect of any concentrations of credit and the level of such concentrations and current, national and local economic and business conditions. This second component also includes an unallocated allowance to cover uncertainties that could affect management’s estimate of probable losses. The unallocated allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating this component.

The Company’s management continually evaluates the allowance for loan losses determined from the allowances established on individual loans and the amounts determined from historical loss percentages adjusted for the qualitative factors above. Should any of the factors considered by management change, the Company’s estimate of loan losses could also change and would affect the level of future provision expense. While the calculation of the allowance for loan losses utilizes management’s best judgment and all the information available, the adequacy of the allowance for loan losses is dependent on a variety of factors beyond the Company’s control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Loans requiring an allocated loan loss provision are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer’s communication with borrowers. In addition, past due loans are discussed at weekly officer loan committee meetings to determine if classification is warranted. The Company’s credit department has implemented an internal risk based loan review process to identity potential internally classified loans that supplements the annual independent external loan review. The external review generally covers all loans greater than one million dollars. These reviews include analysis of borrower’s financial condition, payment histories and collateral values to determine if a loan should be internally classified. Generally, once classified, an impaired loan analysis is completed by the credit department to determine if the loan is impaired and the amount of allocated allowance required.

The Texas economy, specifically the Company’s lending area of north and central Texas, has generally performed better and appears to be recovering faster than certain other parts of the country. However, Texas is not completely immune to the problems associated with the U.S. economy. The risk of loss associated with all segments of the loan portfolio continues to be impacted by the prolonged economic recovery.

The economy and other risk factors are minimized by the Company’s underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable. Following is a summary of the activity in the allowance for loan losses by loan class for the nine months ended September 30, 2013 and 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total

Nine months ended September 30, 2013
Balance at the beginning of period	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478
Provision for loan losses	79	3,068	(405)	63	34	65	—	35	2,939
Charge-offs	(581)	(634)	(87)	—	—	(50)	—	—	(1,352)
Recoveries	14	22	8	—	—	36	—	—	80

Balance at end of period	$1,889	$7,380	$2,481	$586	$193	$329	$—	$287	$13,145

Nine months ended September 30, 2012
Balance at the beginning of period	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060
Provision for loan losses	125	1,182	77	436	(1)	174	—	262	2,255
Charge-offs	(81)	(203)	(179)	—	—	(61)	—	—	(524)
Recoveries	—	64	1	—	—	45	—	—	110

Balance at end of period	$1,303	$6,094	$1,863	$753	$208	$393	$—	$287	$10,901

The following table details the amount of the allowance for loan losses and recorded investment in loans by class as of September 30, 2013 and December 31, 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total

At September 30, 2013

Allowance for losses:
Individually evaluated for impairment	$124	$489	$72	$—	$—	$23	$—	$—	$708
Collectively evaluated for impairment	1,765	6,891	2,409	586	193	306	—	287	12,437
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$1,889	$7,380	$2,481	$586	$193	$329	$—	$287	$13,145

Loans:
Individually evaluated for impairment	$627	$8,241	$3,309	$—	$—	$71	$—	$—	$12,248
Collectively evaluated for impairment	207,083	855,305	327,421	77,493	31,445	41,676	60	—	1,540,483
Acquired with deteriorated credit quality	1,743	542	582	—	—	—	—	—	2,867

Ending balance	$209,453	$864,088	$331,312	$77,493	$31,445	$41,747	$60	$—	$1,555,598

At December 31, 2012

Allowance for losses:
Individually evaluated for impairment	$165	$644	$164	$—	$—	$16	$—	$—	$989
Collectively evaluated for impairment	2,212	4,280	2,801	523	159	262	—	252	10,489
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

Loans:
Individually evaluated for impairment	$724	$10,601	$3,376	$—	$—	$105	$—	$—	$14,806
Collectively evaluated for impairment	166,965	732,581	301,259	67,361	40,127	39,397	73	—	1,347,763
Acquired with deteriorated credit quality	2,193	2,641	1,552	559	—	—	—	—	6,945

Ending balance	$169,882	$745,823	$306,187	$67,920	$40,127	$39,502	$73	$—	$1,369,514

Nonperforming loans by loan class at September 30, 2013 and December 31, 2012, are summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
September 30, 2013:
Nonaccrual loans	$189	$827	$1,816	$—	$—	$43	$—	$2,875
Loans past due 90 days and still accruing	—	—	—	—	—	—	—	—
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	114	3,102	571	—	—	1	—	3,788

	$303	$3,929	$2,387	$—	$—	$44	$—	$6,663

December 31, 2012:
Nonaccrual loans	$218	$4,857	$894	$560	$—	$70	$—	$6,599
Loans past due 90 days and still accruing	—	—	—	—	—	2	—	2
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	481	1,778	2,165	—	—	9	—	4,433

	$699	$6,635	$3,059	$560	$—	$81	$—	$11,034

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans are measured based on 1) the present value of expected future cash flows discounted at the loans effective interest rate; 2) the loans observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases, the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Impaired loans by loan class at September 30, 2013 and December 31, 2012, are summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
September 30, 2013:
Recorded investment in impaired loans:
Impaired loans with an allowance for loan losses	$478	$3,245	$1,324	$—	$—	$45	$—	$5,092
Impaired loans with no allowance for loan losses	149	4,996	1,985	—	—	26	—	7,156

Total	$627	$8,241	$3,309	$—	$—	$71	$—	$12,248

Unpaid principal balance of impaired loans	$627	$8,630	$3,337	$—	$—	$71	$—	$12,665

Allowance for loan losses on impaired loans	$124	$489	$72	$—	$—	$23	$—	$708

At December 31, 2012:
Recorded investment in impaired loans:
Impaired loans with an allowance for loan losses	$644	$5,532	$1,301	$—	$—	$73	$—	$7,550
Impaired loans with no allowance for loan losses	80	5,069	2,075	—	—	32	—	7,256

Total	$724	$10,601	$3,376	$—	$—	$105	$—	$14,806

Unpaid principal balance of impaired loans	$741	$11,140	$3,475	$—	$—	$122	$—	$15,478

Allowance for loan losses on impaired loans	$165	$644	$164	$—	$—	$16	$—	$989

For the nine months ended September 30, 2013:
Average recorded investment in impaired loans	$687	$8,833	$3,435	$—	$—	$83	$—	$13,038

Interest income recognized on impaired loans	$26	$347	$120	$—	$—	$4	$—	$497

For the nine months ended September 30, 2012:
Average recorded investment in impaired loans	$784	$13,331	$4,205	$43	$—	$134	$—	$18,497

Interest income recognized on impaired loans	$39	$520	$181	$4	$—	$7	$—	$751

Certain impaired loans have adequate collateral and do not require a related allowance for loan loss.

The Company will charge off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge-off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower’s financial condition.

The restructuring of a loan is considered a “troubled debt restructuring” if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses.

A “troubled debt restructured” loan is identified as impaired and measured for credit impairment as of each reporting period in accordance with the guidance in Accounting Standards Codification (ASC) 310-10-35. The recorded investment in troubled debt restructurings, including those on nonaccrual, was $5,258 and $7,544 as of September 30, 2013 and December 31, 2012.

Following is a summary of loans modified under troubled debt restructurings during the nine months ended September 30, 2013 and 2012:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the nine months ended September 30, 2013:
Number of contracts	—	2	—	—	—	—	—	2

Pre-restructuring outstanding recorded investment	$—	$1,460	$—	$—	$—	$—	$—	$1,460

Post-restructuring outstanding recorded investment	$—	$1,460	$—	$—	$—	$—	$—	$1,460

Troubled debt restructurings during the nine months ended September 30, 2012:
Number of contracts	2	1	3	—	—	1	—	7

Pre-restructuring outstanding recorded investment	$351	$101	$1,920	$—	$—	$26	$—	$2,398

Post-restructuring outstanding recorded investment	$351	$101	$1,920	$—	$—	$26	$—	$2,398

At September 30, 2013, there were no loans modified under troubled debt restructurings during the previous twelve-month period that subsequently defaulted during the nine months ended September 30, 2013. At September 30, 2012, there was one consumer loan totaling $26 that was originated during the previous twelve-month period that defaulted during the nine months ended September 30, 2012.

Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The majority of these loans were identified as impaired prior to restructuring; therefore the modifications did not materially impact the Company’s determination of the allowance for loan loss.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of September 30, 2013 and December 31, 2012:

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
September 30, 2013
Commercial	$1,202	$184	$1,386	$208,067	$209,453

Commercial real estate, land and land development	2,087	631	2,718	861,370	864,088
Residential real estate	348	1,523	1,871	329,441	331,312
Single-family interim construction	173	—	173	77,320	77,493
Agricultural	8	—	8	31,437	31,445
Consumer	41	26	67	41,680	41,747
Other	—		—	60	60

	$3,859	$2,364	$6,223	$1,549,375	$1,555,598

December 31, 2012
Commercial	$845	$—	$845	$169,037	$169,882

Commercial real estate, land and land development	3,091	62	3,153	742,670	745,823
Residential real estate	1,305	360	1,665	304,522	306,187
Single-family interim construction	—	559	559	67,361	67,920
Agricultural	23	—	23	40,104	40,127
Consumer	110	32	142	39,360	39,502
Other	—	—	—	73	73

	$5,374	$1,013	$6,387	$1,363,127	$1,369,514

The Company’s internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Other Assets Especially Mentioned (OAEM), 3) Substandard and 4) Doubtful. The loans placed in the Pass/Watch category reflect the Company’s opinion that the loans reflect potential weakness which requires monitoring on a more frequent basis. The loans in the OAEM category reflect the Company’s opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly in the officers and directors loan committee meetings to determine if a change in category is warranted. The loans placed in the Substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. There is possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable. Substandard and Doubtful loans are individually evaluated to determine if they should be classified as impaired and an allowance is allocated if deemed necessary under ASC 310-10.

The loans that are not impaired are included with the remaining “pass” credits in determining the portion of the allowance for loan loss based on historical loss experience and other qualitative factors. The portfolio is segmented into categories including: commercial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The adjusted historical loss percentage is applied to each category. Each category is then added together to determine the allowance allocated under ASC 450-20.

A summary of loans by credit quality indicator by class as of September 30, 2013 and December 31, 2012, is as follows:

	Pass (Rating 1-4)	Pass/ Watch	OAEM	Substandard	Doubtful	Total
September 30, 2013
Commercial	$199,777	$2,148	$5,734	$1,794	$—	$209,453
Commercial real estate, construction, land and land development	841,665	10,169	4,173	8,081	—	864,088
Residential real estate	321,518	5,623	443	3,728	—	331,312
Single-family interim construction	77,128	365	—	—	—	77,493
Agricultural	31,199	214	—	32	—	31,445
Consumer	41,664	1	15	67	—	41,747
Other	60	—	—	—	—	60

	$1,513,011	$18,520	$10,365	$13,702	$—	$1,555,598

December 31, 2012
Commercial	$165,842	$2,824	$203	$1,013	$—	$169,882
Commercial real estate, construction, land and land development	716,243	11,502	8,804	9,274	—	745,823
Residential real estate	295,870	4,303	867	5,039	108	306,187
Single-family interim construction	67,360	—	—	560	—	67,920
Agricultural	39,936	147	—	44	—	40,127
Consumer	39,315	60	13	114	—	39,502
Other	73	—	—	—	—	73

	$1,324,639	$18,836	$9,887	$16,044	$108	$1,369,514

The Company acquired certain loans which experienced credit deterioration since origination (purchased credit impaired (PCI) loans). Accretion on PCI loans is based on estimated future cash flows, regardless of contractual maturity.

The outstanding balance and related carrying amount of purchased credit impaired loans at September 30, 2013, December 31, 2012, and acquisition date are as follows:

	September 30, 2013	December 31, 2012	Acquisition Date
Outstanding balance	$3,632	$9,178	$10,839
Nonaccretable difference	(765)	(2,232)	(2,590)
Accretable yield	—	(1)	(27)

Carrying amount	$2,867	$6,945	$8,222

At September 30, 2013 and December 31, 2012, there was no allocation established in the allowance for loan losses related to purchased credit impaired loans.

Note 5. Commitments and Contingencies

Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At September 30, 2013 and December 31, 2012, the approximate amounts of these financial instruments were as follows:

	September 30,	December 31,
	2013	2012
Commitments to extend credit	$286,616	$153,932
Standby letters of credit	2,229	2,704

	$288,845	$156,636

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of September 30, 2013 and December 31, 2012, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Litigation

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

Lease Commitments

The Company leases certain branch facilities and other facilities. Rent expense related to these leases amounted to $538 for the nine months ended September 30, 2013, respectively, and $267 for the nine months ended September 30, 2012, respectively.

Note 6. Notes Payable and Other Borrowings

Notes payable totaled $0 and $15,729 at September 30, 2013 and December 31, 2012, respectively. During April 2013, the Company repaid all of its outstanding notes payable, including two notes payable from Adriatica to an unaffiliated commercial bank and two senior notes payable to another unaffiliated commercial bank. Other borrowings, including those borrowings due to related parties totaled $7,730 and $20,788 at September 30, 2013 and December 31, 2012, respectively. In April 2013, $2,812 subordinated debt issuance from a commercial bank and $1,223 subordinated debt issued to individuals were repaid. In addition, the Company repaid $4,155 and $4,680 of subordinated debt issued to individuals in August and September, 2013, respectively.

Note 7. Income Taxes

Income tax expense was as follows:

For the Nine Months Ended September 30, 2013
Income tax expense for the period	$3,932
Initial recording of deferred tax asset	(1,760)

Income tax expense, as reported	$2,172

Effective tax rate	12.3%

In connection with the initial public offering as discussed in Note 1, the Company terminated its S-Corporation status and became a taxable entity (C Corporation) on April 1, 2013. As such, any periods prior to April 1, 2013 will not reflect income tax expense. The reported income tax expense for the nine months ended September 30, 2013 reflects the initial recording of the deferred tax net asset of $1,760, which is the result of timing differences in the recognition of income/deductions for generally accepted accounting principles (GAAP) and tax purposes. The consolidated statements of income present pro forma results of operations for the current and prior year to date periods. Without the initial recording of the deferred tax benefit, the effective tax rate would have been 32.8% for the nine months ended September 30, 2013. The difference in the statutory rate of 35% and the Company’s effective tax rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance.

Components of deferred tax assets and liabilities are as follows:

September 30, 2013
Deferred tax assets:
Allowance for loan losses	$4,601
NOL carryforwards from acquisitions	993
Net unrealized loss on available for sale securities	620
Acquired loan fair market value adjustments	748
Restricted stock	918
Bonus accrual	306
Other real estate owned	397
Unearned rent income	59
Nonaccrual loans	67
Other	48

8,757
Deferred tax liabilities:
Premises and equipment	(4,703)
Core deposit intangibles	(953)
Securities	(98)
FHLB stock	(64)

(5,818)

Net deferred tax asset	$2,939

Note 8. Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of September 30, 2013 and December 31, 2012 by level within the ASC Topic 820 fair value measurement hierarchy:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2013
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3,521	$—	$3,521	$—
Government agency securities	88,407	—	88,407	—
Obligations of state and municipal subdivisions	36,540	—	36,540	—
Corporate bonds	2,044	—	2,044	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	475	—	475	—
Liabilities:
Contingent consideration	—	—	—	—
December 31, 2012
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3,547	$—	$3,547	$—
Government agency securities	70,211	—	70,211	—
Obligations of state and municipal subdivisions	36,814	—	36,814	—
Corporate bonds	2,103	—	2,103	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	—	680	—
Liabilities:
Contingent consideration	290	—	—	290

There were no transfers between Level 1 and Level 2 categorizations for the periods presented.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Contingent consideration, related to the acquisition of Town Center Bank in 2010, is reported at fair value using Level 3 inputs. The contingent consideration is remeasured on a recurring basis based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate. In August 2013, the Company paid the final contingent payment of $287.

The following table presents the activity in the contingent consideration for the nine months ended September 30, 2013 and 2012:

	Nine months ended September 30,
	2013	2012
Balance, beginning of period	$290	$821
Settlements	(287)	(393)
Change in estimated payments to be made	(3)	(2)

Balance, end of period	$—	$426

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at September 30, 2013 and December 31, 2012, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Period Ended Total Losses
September 30, 2013
Measured on a nonrecurring basis:
Assets:
Impaired loans	$1,111	$—	$—	$1,111	$282
Other real estate	2,768	—	—	2,768	475

December 31, 2012
Measured on a nonrecurring basis:
Assets:
Impaired loans	$5,146	$—	$—	$5,146	$187
Other real estate	748	—	—	748	94

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral.

Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. Therefore, the Company has categorized its impaired loans as Level 3.

The Company has no nonfinancial assets or nonfinancial liabilities measured at fair value on a recurring basis. Other real estate is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria.

There were no transfers into or out of Level 3 categorization for the periods presented.

For Level 3 financial and nonfinancial assets and liabilities measured at fair value at September 30, 2013, the significant unobservable inputs used in the fair value measurements are as follows:

Assets/Liabilities	Fair Value	Valuation Technique	Unobservable Input(s)	Weighted Average
Impaired loans	$1,111	Collateral method	Adjustments for selling costs	8%
Other real estate	2,768	Collateral method	Adjustments for selling costs	8%

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, Financial Instruments, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate their fair value.

Certificates of deposit held in other banks: The carrying amount of certificates of deposit in other banks, which mature within one year, approximates fair value.

Securities available for sale: Fair values for securities are based on quoted market prices or other observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things.

Loans and loans held for sale: For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank of Dallas and other restricted stock: The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CDs) approximate their fair values at the reporting date. Fair values for fixed-rate CDs are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances, line of credit and federal funds purchased: The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company’s current borrowing rate for similar arrangements.

Notes payable and other borrowings: The fair values are based upon prevailing rates on similar debt in the market place.

Junior subordinated debentures: The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Contingent Consideration: The contingent consideration liability related to an acquisition is based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate.

Off-balance sheet instruments: Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

The carrying amount, estimated fair value and the level of the fair value hierarchy of the Company’s financial instruments were as follows at September 30, 2013 and December 31, 2012:

			Fair Value Measurements at Reporting Date Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
September 30, 2013
Financial assets:
Cash and cash equivalents	$120,281	$120,281	$120,281	$—	$—
Certificates of deposit held in other banks	348	348	—	348	—
Securities available for sale	130,987	130,987	—	130,987	—
Loans held for sale	4,254	4,254	—	4,254	—
Loans, net	1,542,453	1,559,313	—	1,554,929	4,384
FHLB of Dallas stock and other restricted stock	8,324	8,324	—	8,324	—
Accrued interest receivable	4,595	4,595	—	4,595	—
Financial liabilities:
Deposits	1,540,748	1,542,753	—	1,542,753	—
Accrued interest payable	879	879	—	879	—
FHLB advances	161,507	163,768	—	163,768	—
Other borrowings	7,730	7,983	—	7,983	—
Junior subordinated debentures	18,147	18,111	—	18,111	—
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
December 31, 2012
Financial assets:
Cash and cash equivalents	$102,290	$102,290	$102,290	$—	$—
Certificates of deposit held in other banks	7,720	7,720	—	7,720	—
Securities available for sale	113,355	113,355	—	113,355	—
Loans held for sale	9,162	9,162	—	9,162	—
Loans, net	1,358,036	1,399,938	—	1,393,377	6,561
FHLB of Dallas stock and other restricted stock	8,165	8,165	—	8,165	—
Accrued interest receivable	4,647	4,647	—	4,647	—
Financial liabilities:
Deposits	1,390,740	1,399,373	—	1,399,373	—
Accrued interest payable	985	985	—	985	—
FHLB advances	164,601	170,239	—	170,239	—
Notes payable	15,729	15,729	—	15,729	—
Other borrowings	20,788	20,970	—	20,970	—
Junior subordinated debentures	18,147	18,114	—	18,114	—
Contingent consideration	290	290	—	—	290
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Note 9. Stock Awards and Stock Warrants

The Company grants common stock awards to certain employees of the Company. The common stock issued prior to 2013 vests five years from the date the award is granted and the related compensation expense is recognized over the vesting period. In connection with the initial public offering in April 2013, the Board of Directors adopted a new 2013 Equity Incentive Plan. The Plan reserved 800,000 shares of common stock to be awarded by the Company’s compensation committee. The shares issued under the 2013 Plan are restricted and will vest evenly over a five year employment period. Shares granted prior to 2012 and those in 2013 were issued at the date of grant and receive dividends. Shares issued under a revised plan in 2012 are not outstanding shares of the Company until they vest and do not receive dividends.

The following table summarizes the activity in nonvested shares for the nine months ended September 30, 2013 and 2012:

	Number of Shares	Weighted Average Grant Date Price
Nonvested shares, December 31, 2012	208,608	$17.07
Granted during the period	119,540	28.68
Vested during the period	(22,716)	14.30

Nonvested shares, September 30, 2013	305,432	$22.16

Nonvested shares, December 31, 2011	180,025	$15.64
Granted during the period	36,960	20.31
Vested during the period	(29,977)	14.76

Nonvested shares, September 30, 2012	187,008	$16.70

Compensation expense related to these awards was $1,049 for the nine months ended September 30, 2013, and $446 for the nine months ended September 30, 2012. Compensation expense is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At September 30, 2013, future compensation expense is estimated to be $4,147 and will be recognized over a remaining weighted average period of 2.64 years.

The fair value of common stock awards that vested during the nine months ended September 30, 2013 and 2012 was $641 and $609, respectively.

The Company has issued warrants representing the right to purchase 150,544 shares of Company stock at $17.19 per share to certain Company directors and shareholders. The warrants were issued in return for the shareholders agreement to repurchase the subordinated debt outstanding to an unaffiliated bank in the event of Company default. The warrants expire in December 2018 and were recorded at a fair value of $475 as of the date of the warrants issuance. The Company recorded this amount as debt origination costs and was amortizing it over the term of the debt. In April 2013, the Company paid off the subordinated debt and wrote off the remaining balance of $223 of the debt origination costs to interest expense.

Note 10. Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of September 30, 2013 and December 31, 2012, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of September 30, 2013 and December 31, 2012, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The actual capital amounts and ratios of the Company and Bank as of September 30, 2013 and December 31, 2012, are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
September 30, 2013

Total capital to risk weighted assets:
Consolidated	$225,078	15.05%	$119,627	8.00%	N/A	N/A
Bank	185,911	12.53	118,684	8.00	$148,355	10.00%
Tier I capital to risk weighted assets:
Consolidated	205,203	13.72	59,814	4.00	N/A	N/A
Bank	172,766	11.65	59,342	4.00	89,013	6.00%
Tier I capital to average assets:
Consolidated	205,203	10.74	76,456	4.00	N/A	N/A
Bank	172,766	9.10	75,963	4.00	94,954	5.00%

December 31, 2012

Total capital to risk weighted assets:
Consolidated	$137,525	10.51%	$104,693	8.00%	N/A	N/A
Bank	143,618	11.07	103,790	8.00	$129,738	10.00%
Tier I capital to risk weighted assets:
Consolidated	107,539	8.22	52,346	4.00	N/A	N/A
Bank	132,140	10.19	51,895	4.00	77,843	6.00%
Tier I capital to average assets:
Consolidated	107,539	6.45	66,722	4.00	N/A	N/A
Bank	132,140	7.99	66,162	4.00	82,702	5.00%

Note 11. Subsequent Events.

Bank of Houston

On November 21, 2013, the Company announced that it entered into a definitive agreement to acquire BOH Holdings, Inc. and its subsidiary, Bank of Houston, Houston, Texas for an expected combination of cash and stock purchase price totaling approximately $170 million. The merger has been approved by the Boards of Directors of both companies and is expected to close during the second quarter of 2014, although delays may occur. The transaction is subject to certain conditions, including the approval by shareholders of Independent Bank Group, BOH Holdings and customary regulatory approvals.

Collin Bank

On November 30, 2013, the Company acquired 100% of the outstanding stock of Collin Bank, Plano. The Company issued 247,731 shares of Independent Bank Group common stock and paid $18.4 million in cash for the outstanding shares of Collin Bank common stock.

Provisional amounts have been recorded for the acquisition as final balances are not yet available. Estimated fair values of the assets acquired and liabilities assumed in this transaction as of the closing date are as follows:

Assets of acquired bank:

Cash and cash equivalents	$22,810
Securities available for sale	62,821
Loans	72,245
Premises and equipment	191
Investment in FHLB stock and other restricted stock	1,156
Goodwill	5,962
Core deposit intangible	600
Other assets	1,741

Total assets	$167,526

Liabilities of acquired bank:
Deposits	111,164
FHLB advances	26,000
Other liabilities	89

Total Liabilities	$137,253

Common stock issued in the Collin Bank transaction	$11,861

Cash Paid in the Collin Bank transaction	$18,412

The Company recognized a provisional amount of goodwill of $5,962 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The goodwill in this acquisition resulted from a combination of expected synergies and a desirable branch location. The entire portion of goodwill recognized is expected to be deductible for income tax purposes.

The Company has incurred expenses related to the acquisition of approximately $226 prior to September 30, 2013, which is included in acquisition expenses in the consolidated statements of income. The Company has incurred approximately $447 related to this acquisition subsequent to September 30, 2013.

At the date of acquisition, non-credit impaired loans had an estimated contractual balance of $61,157, which also approximates the fair value of the loans. This balance represents a provisional estimate as valuations are not yet available.

Live Oak

On January 1, 2014, the Company acquired 100% of the outstanding stock of Live Oak Financial Corp. and its wholly owned subsidiary, Live Oak State Bank, Dallas, TX (Live Oak) with one branch located east of downtown Dallas. The Company issued approximately 235,594 shares of Company stock and paid $10.0 million in cash for the outstanding shares of Live Oak common stock.

The Company recognized a provisional amount of goodwill of $7,616 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. The goodwill in this acquisition resulted from a combination of expected synergies and a desirable branch location. None of the goodwill recognized is expected to be deductible for income tax purposes.

The Company has incurred expenses related to the acquisition of approximately $138 prior to September 30, 2013, which is included in acquisition expenses in the consolidated statements of income. The Company has incurred approximately $219 related to this acquisition subsequent to September 30, 2013.

Provisional amounts have been recorded for the acquisition as final balances are not yet available. Estimated fair values of the assets acquired and liabilities assumed in this transaction as of the closing date are as follows:

Assets of acquired bank:

Cash and cash equivalents	$32,246
Securities available for sale	16,740
Loans	70,627
Premises and equipment	2,675
Goodwill	7,616
Core deposit intangible	775
Other assets	256

Total assets	$130,935

Liabilities of acquired bank:
Deposits	104,960
Other liabilities	4,278

Total Liabilities	$109,238

Common stock issued in the Live Oak Bank transaction	$11,697

Cash Paid in the Live Oak Bank transaction	$10,000

Pro forma net income for the nine months ended September 30, 2013 and for the year ended December 31, 2012 and would have been $16,649 and $19,103, respectively and revenues would have been $80,304 and $94,740 for the same periods, respectively, had the acquisitions occurred as of January 1, 2012. The operations of Collin Bank and Live Oak Bank were merged into the Independent Bank as of the respective dates of acquisition. Separate revenue and earnings of the former Collin Bank and Live Oak Bank are not available subsequent to the business combination.

Report of Independent Registered Public Accounting Firm

The Board of Directors

Independent Bank Group, Inc. and Subsidiaries

McKinney, Texas

We have audited the accompanying consolidated balance sheets of Independent Bank Group, Inc. and Subsidiaries (Company) as of December 31, 2012, 2011 and 2010, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Independent Bank Group, Inc. and Subsidiaries as of December 31, 2012, 2011 and 2010, and the results of their operations and their cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ McGladrey LLP

Dallas, Texas

February 27, 2013

Independent Bank Group, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Pro Forma December 31,	December 31,
	2012	2012	2011	2010
	(Unaudited)
	(Note 1)
Assets
Cash and due from banks	$30,920	$30,920	$32,579	$24,321
Federal Reserve Excess Balance Account (“EBA”)	71,370	71,370	24,075	62,025

Cash and cash equivalents	102,290	102,290	56,654	86,346
Certificates of deposit held in other banks	7,720	7,720	—	—
Securities available for sale (amortized cost of $110,777, $110,777, $91,829 and $51,745, respectively)	113,355	113,355	93,991	52,611
Loans held for sale	9,162	9,162	2,991	3,301
Loans, net of allowance for loan losses of $11,478, $11,478, $9,060 and $8,403, respectively	1,358,036	1,358,036	976,620	848,424
Premises and equipment, net	70,581	70,581	60,422	62,053
Other real estate owned	6,819	6,819	8,392	7,854
Adriatica real estate	9,727	9,727	16,065	—
Goodwill	28,742	28,742	11,222	11,222
Core deposit intangible, net	3,251	3,251	2,664	3,231
Federal Home Loan Bank (“FHLB”) of Dallas stock and other restricted stock	8,165	8,165	5,147	4,017
Bank-owned life insurance (“BOLI”)	10,924	10,924	10,597	10,266
Deferred tax asset	111	—	—	—
Other assets	11,288	11,288	9,612	8,891

Total assets	$1,740,171	$1,740,060	$1,254,377	$1,098,216

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$259,664	$259,664	$168,849	$133,307
Interest-bearing	1,131,076	1,131,076	861,635	794,236

Total deposits	1,390,740	1,390,740	1,030,484	927,543
FHLB advances	164,601	164,601	82,291	55,273
Notes payable	15,729	15,729	18,692	9,000
Other borrowings	12,252	12,252	10,992	8,051
Other borrowings, related parties	8,536	8,536	6,111	3,332
Junior subordinated debentures	18,147	18,147	14,538	14,538
Dividends payable	6,030	—	—	—
Other liabilities	5,545	5,545	5,272	4,435

Total liabilities	1,621,580	1,615,550	1,168,380	1,022,172

Commitments and contingencies
Stockholders’ equity:
Common stock (8,278,354, 8,278,354, 6,852,309 and 6,834,344 shares issued, respectively)	83	83	69	69
Additional paid-in capital	116,051	88,791	59,196	58,149
Retained earnings	111	33,290	24,594	16,984
Treasury stock, at cost (8,647, 8,647, 2,016 and 2,016 shares, respectively)	(232)	(232)	(24)	(24)
Accumulated other comprehensive income	2,578	2,578	2,162	866

Total stockholders’ equity	118,591	124,510	85,997	76,044

Total liabilities and stockholders’ equity	$1,740,171	$1,740,060	$1,254,377	$1,098,216

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Income

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands, except per share information)

	Years Ended December 31,
	2012	2011	2010
Interest income:
Interest and fees on loans	$69,494	$57,263	$49,614
Interest on taxable securities	1,357	1,767	1,903
Interest on nontaxable securities	825	522	147
Interest on federal funds sold and other	214	87	70

Total interest income	71,890	59,639	51,734

Interest expense:
Interest on deposits	8,351	9,912	10,779
Interest on FHLB advances	2,383	1,477	1,425
Interest on notes payable and other borrowings	2,072	1,489	981
Interest on junior subordinated debentures	531	480	484

Total interest expense	13,337	13,358	13,669

Net interest income	58,553	46,281	38,065

Provision for loan losses	3,184	1,650	4,043

Net interest income after provision for loan losses	55,369	44,631	34,022

Noninterest income:
Service charges on deposit accounts	3,386	3,383	2,841
Mortgage fee income	4,116	2,654	1,741
Bargain purchase gain on acquisitions of banks	—	—	6,692
Gain on sale of branch	38	—	—
Gain on sale of other real estate	1,135	918	136
(Loss) on sale of securities available for sale	(3)	—	—
(Loss) gain on sale of premises and equipment	(343)	21	1
Increase in cash surrender value of BOLI	327	330	303
Other	512	402	442

Total noninterest income	9,168	7,708	12,156

Noninterest expense:
Salaries and employee benefits	26,569	21,118	17,019
Occupancy	7,317	6,776	5,552
Data processing	1,198	850	708
FDIC assessment	800	1,238	1,042
Advertising and public relations	626	589	483
Communications	1,334	1,074	843
Net other real estate owned expenses (including taxes)	220	403	825
Net expenses from operations of IBG Adriatica	832	871	—
Impairment of other real estate	94	184	805
Amortization of core deposit intangibles	656	567	431
Professional fees	1,104	971	750
Acquisition expense, including legal	1,401	—	668
Other	5,009	3,998	3,936

Total noninterest expense	47,160	38,639	33,062

Net income	$17,377	$13,700	$13,116

Basic earnings per share	$2.23	$2.00	$1.95

Diluted earnings per share	$2.23	$2.00	$1.95

Pro Forma: (unaudited)
Income tax expense	$5,230	$4,343	$4,341

Net income	$12,147	$9,357	$8,775

Basic earnings per share	$1.56	$1.37	$1.31

Diluted earnings per share	$1.56	$1.37	$1.31

See Notes to Consolidated Financial Statements

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010
Other comprehensive income:

Net change in unrealized gains on available for sale securities	$413	$1,296	$786
Reclassification adjustment for loss on sale of securities available for sale	3	—	—

Total other comprehensive income	416	1,296	786

Net income	17,377	13,700	13,116

Comprehensive income	$17,793	$14,996	$13,902

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Changes in Stockholders’ Equity

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands, except for par value and share information)

	Common Stock $.01 Par Value 100 million shares authorized					Accumulated Other Comprehensive Income
	Shares	Amount	Additional Paid-in Capital	Retained Earnings	Treasury Stock		Total
Balance, December 31, 2009	6,629,976	$67	$54,243	$8,112	$(23)	$80	$62,479
Net income	—	—	—	13,116	—	—	13,116
Unrealized gain on securities available for sale	—	—	—	—	—	786	786
Restricted stock granted	11,680	—	—	—	—	—	—
Stock issued for acquisition of bank	192,688	2	3,309	—	—	—	3,311
Stock awards amortized	—	—	597	—	—	—	597
Treasury stock purchased (96 shares)	—	—	—	—	(1)	—	(1)
Dividends ($.63 per share)	—	—	—	(4,244)	—	—	(4,244)

Balance, December 31, 2010	6,834,344	69	58,149	16,984	(24)	866	76,044
Net income	—	—	—	13,700	—	—	13,700
Unrealized gain on securities available for sale	—	—	—	—	—	1,296	1,296
Stock warrants issued (150,544)	—	—	475	—	—	—	475
Restricted stock granted	17,965	—	—	—	—	—	—
Stock awards amortized	—	—	572	—	—	—	572
Dividends paid ($.89 per share)	—	—	—	(6,090)	—	—	(6,090)

Balance, December 31, 2011	6,852,309	69	59,196	24,594	(24)	2,162	85,997
Net income	—	—	—	17,377	—	—	17,377
Unrealized gain on securities available for sale	—	—	—	—	—	416	416
Stock issued	1,243,824	12	25,253	—	—	—	25,265
Stock issued for acquisition of bank	182,221	2	3,699	—	—	—	3,701
Stock awards amortized	—	—	643	—	—	—	643
Treasury stock purchased (6,631 shares)	—	—	—	—	(208)	—	(208)
Dividends paid ($1.12 per share)	—	—	—	(8,681)	—	—	(8,681)

Balance, December 31, 2012	8,278,354	$83	$88,791	$33,290	$(232)	$2,578	$124,510

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2012, 2011 and 2010

(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$17,377	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation expense	3,524	3,302	2,868
Amortization of core deposit intangibles	656	567	431
Accretion of discounts on securities, net	(1)	(84)	(10)
Stock grants amortized	643	572	597
FHLB stock dividends	(17)	(12)	(15)
Loss on sale of securities available for sale	3	—	—
Net loss (gain) on sale of premises and equipment	343	(21)	(1)
Gain on sale of branch	(38)	—	—
Gain recognized on other real estate transactions	(1,135)	(918)	(136)
Impairment of other real estate	94	184	805
Bargain purchase gain on acquisitions of banks	—	—	(6,692)
Provision for loan losses	3,184	1,650	4,043
Increase in cash surrender value of life insurance	(327)	(330)	(303)
Loans originated for sale	(177,063)	(113,527)	(60,545)
Proceeds from sale of loans	170,892	113,837	57,391
Net change in other assets	95	(18)	924
Net change in other liabilities	(421)	891	(1,131)

Net cash provided by operating activities	17,809	19,793	11,342

Cash flows from investing activities:
Proceeds from maturities and paydowns of securities available for sale	245,581	207,863	187,276
Proceeds from sale of securities available for sale	2,078	—	—
Purchases of securities available for sale	(256,295)	(247,921)	(186,914)
Proceeds from calls, maturities and paydowns of securities held to maturity	—	—	3,017
Purchases of securities held to maturity	—	—	(1,984)
Proceeds from maturities of certificates held in other banks	9,358	—	—
Net (purchases) redemptions of FHLB stock	(1,584)	(1,118)	622
Net loans originated	(202,371)	(134,893)	(75,999)
Additions to premises and equipment	(14,063)	(2,267)	(3,177)
Proceeds from sale of premises and equipment	5,095	617	192
Proceeds from sale of other real estate owned	8,880	5,727	10,628
Capitalized additions to other real estate	(592)	(524)	(118)
Premiums paid for bank owned life insurance	—	—	(4,000)
Cash paid for Adriatica note acquired	—	(4,062)	—
Cash received from acquired banks	46,230	—	37,819
Cash paid for acquisition of banks	(46,600)	—	(101)
Net cash transferred in branch sale	(18,563)	—	—

Net cash used in investing activities	(222,846)	(176,578)	(32,739)

Cash flows from financing activities:
Net increase in demand deposits, NOW and savings accounts	183,919	141,440	122,569
Net decrease in time deposits	(20,039)	(38,499)	(39,009)
Net change in FHLB advances	69,810	27,018	(27,589)
Repayments of other borrowings	(10,958)	(4,859)	(2,072)
Proceeds from other borrowings	11,680	8,083	—
Proceeds from sale of common stock	25,150	—	—
Treasury stock purchased	(208)	—	(1)
Dividends paid	(8,681)	(6,090)	(4,244)

Net cash provided by financing activities	250,673	127,093	49,654

Net change in cash and cash equivalents	45,636	(29,692)	28,257

Cash and cash equivalents at beginning of year	56,654	86,346	58,089

Cash and cash equivalents at end of year	$102,290	$56,654	$86,346

See Notes to Consolidated Financial Statements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 1.	Summary of Significant Accounting Policies

Nature of operations: Independent Bank Group, Inc. (“IBG”) through its subsidiary, Independent Bank (“Bank”), provides a full range of banking services to individual and corporate customers in the North and Central Texas areas through its various branch locations in those areas. The Company is engaged in traditional community banking activities, which include commercial and retail lending, deposit gathering, investment and liquidity management activities. The Company’s primary deposit products are demand deposits, money market accounts and certificates of deposit, and its primary lending products are commercial business and real estate, real estate mortgage and consumer loans.

Principles of consolidation: The accompanying consolidated financial statements include the accounts of IBG, its wholly-owned subsidiaries, the Bank and IBG Adriatica Holdings, Inc. (“Adriatica”) and the Bank’s wholly-owned subsidiaries, IBG Real Estate Holdings, Inc., IBG Aircraft Acquisition, Inc. and IBG Aviation Holdings, Inc. Adriatica was formed in 2011 to acquire a mixed use residential and retail real estate development in McKinney, Texas (see Note 21). IBG Aviation Holdings, Inc. was dissolved in 2012. All material intercompany transactions and balances have been eliminated in consolidation.

In addition, the Company wholly-owns IB Trust I (Trust I), IB Trust II (Trust II), IB Trust III (Trust III), IB Centex Trust I (Centex Trust I) and Community Group Statutory Trust I (CGI Trust I). The Trusts were formed to issue trust preferred securities and do not meet the criteria for consolidation (see Note 13).

The accounting and reporting policies of Independent Bank Group, Inc. and Subsidiaries (Company) conform to U.S. generally accepted accounting principles and to general practices within the banking industry. The following are descriptions of the more significant of those policies.

Accounting standards codification: The Financial Accounting Standards Board’s (FASB) Accounting Standards Codification (ASC) is the officially recognized source of authoritative U.S. generally accepted accounting principles (GAAP) applicable to all public and non-public non-governmental entities. Rules and interpretive releases of the SEC under the authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. All other accounting literature is considered non-authoritative. Citing particular content in the ASC involves specifying the unique numeric path to the content through the Topic, Subtopic, Section and Paragraph structure.

Use of estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Accordingly, actual results could differ from those estimates. The material estimates included in the financial statements relate to the allowance for loan losses and valuation of assets and liabilities acquired in business combinations.

Cash and cash equivalents: For the purposes of reporting cash flows, cash and cash equivalents include cash on hand, amounts due from banks and federal funds sold. All highly liquid investments with an initial maturity of less than ninety days are considered to be cash equivalents. The Company maintains deposits with other financial institutions in amounts that exceed FDIC insurance coverage. The Company’s management monitors the balance in these accounts and periodically assesses the financial condition of the other financial institutions. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risks on cash or cash equivalents. At December 31, 2011 and 2010, the Company had $25,183 and $16,603, deposit and clearing accounts at one unaffiliated commercial bank, respectively. Such amounts were greater than 20% of stockholders’ equity.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Cash and cash equivalents include interest-bearing funds of $71,612, $24,164 and $62,360 at December 31, 2012, 2011 and 2010, respectively.

Certificates of deposit: Certificates of deposit are FDIC insured deposits in other financial institutions that mature within one year and are carried at cost.

Securities: Securities classified as available for sale are those debt and equity securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors.

Securities available for sale are reported at fair value with unrealized gains or losses reported as a separate component of other comprehensive income. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income.

Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings on the trade date.

In estimating other than temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent of the Company to retain its investment and whether it is more likely than not the Company will be required to sell its investment before its anticipated recovery in fair value. When the Company does not intend to sell the security, and it is more likely than not that it will not have to sell the security before recovery of its cost basis, it will recognize the credit component of an other than temporary impairment of a debt security in earnings and the remaining portion in other comprehensive income.

Loans held for sale: Mortgage loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or fair value, as determined by aggregate outstanding commitments from investors. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income. Gains and losses on sales of loans are recognized in noninterest income at settlement dates and are determined by the difference between the sales proceeds and the carrying value of the loans.

Acquired loans: Acquired loans from the transactions accounted for as a business combination include both non-performing loans with evidence of credit deterioration since their origination date and performing loans. The Company is accounting for the non-performing loans acquired in accordance with Accounting Standards Codification (ASC) 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. At the date of the acquisition, the acquired loans were recorded at their fair value and there is no carryover of the seller’s allowance for loan losses.

Purchased credit impaired loans are accounted for individually. The Company estimates the amount and timing of expected cash flows for each loan, and the expected cash flows in excess of amount paid is recorded as interest income over the remaining life of the loan (accretable yield). The excess of the loan’s contractual principal and interest over expected cash flows is not recorded (nonaccretable difference).

Over the life of the loan, expected cash flows continue to be estimated. If the present value of expected cash flows is less than the carrying amount, a loss is recorded. If the present value of expected cash flows is greater than the carrying amount, it is recognized as part of future interest income.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The performing loans are being accounted for under Accounting Standards Codification (ASC) 310-20, Nonrefundable Fees and Other Costs, with the related discount being adjusted for over the life of the loan and recognized as interest income.

Loans, net: Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off are reported at their outstanding principal balance adjusted for the allowance for loan losses. The Company originates mortgage loans that may subsequently be sold to an unaffiliated third party. The loans are not securitized and if sold, are sold without recourse.

Fees and costs associated with originating loans are recognized in the period they are incurred. The provisions of FASB ASC Topic 310, Receivables, generally provide that such fees and related costs be deferred and recognized over the life of the loan as an adjustment of yield. Management believes that not deferring such amounts and amortizing them over the life of the related loans does not materially affect the financial position or results of operations of the Company.

Allowance for loan losses: The allowance for loan losses is maintained at a level considered adequate by management to provide for probable loan losses. The allowance is increased by provisions charged to expense. Loans are charged against the allowance for loan losses when management believes that collectability of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance. The provision for loan losses is the amount, which, in the judgment of management, is necessary to establish the allowance for loan losses at a level that is adequate to absorb known and inherent risks in the loan portfolio.

The allowance consists of allocated and general components. The allocated component relates to loans that are individually classified as impaired, for which the carrying value of the loan exceeded the fair value of the collateral or the present value of expected future cash flows.

The general component covers loans which are not impaired and is based on the historical loan loss experience for the last three years, including adjustments to historical loss experience, maintained to cover uncertainties that affect the Bank’s estimate of probable losses for each loan type, and several other factors. These factors include changes in experience of lending staff, lending policies and procedures; changes in collection, charge-off and recovery practices; changes in the nature and volume of the loan portfolio; changes in the volume and severity of nonperforming loans; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in current, national and local economic and business conditions.

This evaluation does not include the effects of expected losses on individual loans or groups of loans that are related to future events or expected changes in economic conditions. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Impaired loans: Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. Impaired loans are measured based on (1) the present value of expected future cash flows discounted at the loan’s effective interest rate; (2) the loan’s observable market price; or (3) the fair value of the collateral if the loan is collateral dependent. Substantially all

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent. The amount of impairment, if any, is included in the allowance for loan losses.

All commercial, real estate, agricultural loans and troubled debt restructurings are considered for individual impairment analysis. Smaller balance consumer loans are collectively evaluated for impairment.

The accrual of interest is discontinued on a loan when management believes; after considering collection efforts and other factors that the borrower’s financial condition is such that collection of interest is doubtful. All interest accrued but not collected for loans that are placed on nonaccrual status or charged-off is reversed against interest income. Cash collections on nonaccrual loans are generally credited to the loan receivable balance, and no interest income is recognized on those loans until the principal balance has been collected. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Premises and equipment, net: Land is carried at cost. Bank premises, furniture and equipment and aircraft are carried at cost, less accumulated depreciation computed principally by the straight-line method over the estimated useful lives of the assets, which range from three to thirty years.

Leasehold improvements are carried at cost and are depreciated over the shorter of the estimated useful life or the lease period.

Long-term assets: Premises and equipment and other long-term assets are reviewed for impairment when events indicate that their carrying amount may not be recoverable from future undiscounted cash flows. If impaired, the assets are recorded at fair value.

Other real estate owned and Adriatica real estate: Real estate properties acquired through, or in lieu of, loan foreclosure are initially recorded at fair value less estimated selling costs at the date of foreclosure, establishing a new cost basis. After foreclosure, valuations are periodically performed by management and the real estate is carried at the lower of carrying amount or fair value less cost to sell.

Revenue and expenses from operations of other real estate owned and Adriatica real estate and impairment charges on other real estate are included in noninterest expense. Gains and losses on sale of other real estate are included in noninterest income.

Goodwill and core deposit intangible, net: Goodwill represents the excess of costs over fair value of net assets of businesses acquired. Goodwill is tested for impairment annually on December 31 or on an interim basis if an event triggering impairment may have occurred. The Company is unaware of any events or circumstances that would trigger impairment at December 31, 2012.

Core deposit intangibles are acquired customer relationships arising from bank acquisitions and are being amortized on a straight-line basis over their estimated useful lives of ten years. Core deposit intangibles are tested for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable from future undiscounted cash flows.

Restricted stock: The Bank is a member of the FHLB system. Members are required to own a certain amount of stock based on the level of borrowings and other factors, and may invest in additional amounts. FHLB of Dallas

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

and Independent Bankers Financial Corporation stock do not have readily determinable fair values as ownership is restricted and they lack a ready market. As a result, these stocks are carried at cost and evaluated periodically by management for impairment.

Bank-owned life insurance: Bank-owned life insurance is recorded at the amount that can be realized under the insurance contracts at the balance sheet date, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement. Changes in the net cash surrender value of the policies, as well as insurance proceeds received are reflected in noninterest income.

Income taxes: The Company has elected to be taxed under sections of federal income tax law which provide that, in lieu of corporation income taxes, the stockholders separately account for their pro rata shares of the Company’s items of income, deductions, losses and credits. Because the Company’s stockholders are obligated to pay federal income tax on the earnings of the Company, the Company has declared cash dividends sufficient to fund stockholders’ tax payments as they come due.

The Company evaluates uncertain tax positions at the end of each reporting period. The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefit recognized in the financial statements from any such position is measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. The open tax years are 2009 through 2011 for Federal purposes and 2008 through 2011 for the State of Texas. As of December 31, 2012, 2011 and 2010, respectively, after evaluating all uncertain tax positions, the Company has recorded no liability for interest or penalties on unrecognized tax positions at the end of the reporting period.

Loan commitments and related financial instruments: In the ordinary course of business, the Company has entered into certain off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded or related fees are incurred or received.

Management estimates losses on off-balance-sheet financial instruments using the same methodology as for portfolio loans. Estimated losses on off-balance-sheet financial instruments are recorded by charges to the provision for losses and credits to other liabilities in the Company’s consolidated balance sheet. There were no estimated losses on off-balance sheet financial instruments as of December 31, 2012, 2011 or 2010.

Stock based compensation: Stock compensation accounting guidance (FASB ASC 718) requires that all share-based payments to employees be valued at fair value on the grant date. Stock-based compensation expense is recognized using the straight-line method over the requisite service period for all awards.

Business combinations: The Company applies the acquisition method of accounting for business combinations. Under the acquisition method, the acquiring entity in a business combination recognizes 100 percent of the assets acquired and liabilities assumed at their acquisition date fair values. Management utilizes valuation techniques appropriate for the asset or liability being measured in determining these fair values. Any excess of the purchase price over amounts allocated to assets acquired, including identifiable intangible assets, and liabilities assumed is recorded as goodwill. Where amounts allocated to assets acquired and liabilities assumed is greater than the purchase price, a bargain purchase gain is recognized. Acquisition-related costs are expensed as incurred.

Comprehensive income: Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income, are components of comprehensive income. Gains and losses on available for sale securities are reclassified to net income as the gains or losses are realized upon sale of the securities. Other than temporary impairment charges are reclassified to net income at the time of the charge.

Pro forma statements (unaudited): As of the effective date of the initial public offering discussed in Note 24, the Company will terminate its S-Corporation status and become a taxable corporate entity (“C Corporation).

In accordance with 505-10-S99-3 of the FASB Accounting Standards Codification (formerly Topic 4B of the Staff Accounting Bulletins (SAB Topic 4B) issued by the Securities and Exchange Commission (SEC), the December 31, 2012 pro forma balance sheet presents a reclassification of retained earnings of the Company as a Sub-Chapter S Corporation to additional paid-in capital. That presentation assumes a constructive distribution to the owners followed by a contribution to the capital to the corporate entity. The transfer does not affect total shareholders’ equity.

In addition, the pro forma balance sheet includes the effect of recording a deferred tax asset resulting from the difference between the financial statement carrying amounts of assets and liabilities and their respective tax bases of the Company as a C Corporation. As of December 31, 2012, the Company would record an estimated deferred tax asset of $111, which is reflected as an increase in retained earnings of $111.

In addition, the pro forma balance sheet includes a dividend of $3,030 that was declared and paid to shareholders in January 2013. It also includes a planned dividend of approximately $3,000 that will be paid to current shareholders to make their estimated tax payments on the S-Corporation taxable earnings through the date the 2013 S-Corporation status is terminated. The pro forma balance sheet does not reflect any earnings subsequent to December 31, 2012.

Pro forma amounts for income tax expense and basic and diluted earnings per share have been presented assuming the Company’s effective tax rate of 30.1%, 31.7% and 33.1% for the years ended December 31, 2012, 2011 and 2010 as if it had been a C Corporation during those periods. The difference in the statutory rate of 35% and the Company’s effective rate is primarily due to nontaxable income earned on municipal securities and bank owned life insurance.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Earnings per share: Basic earnings per common share are net income divided by the weighted average number of common shares outstanding during the year. The unvested share-based payment awards that contain rights to nonforfeitable dividends are considered participating securities for this calculation. Diluted earnings per common share include the dilutive effect of additional potential common shares issuable under stock warrants. The dilutive effect of participating non vested common stock was not included as it was anti-dilutive. Earnings per share are restated for all stock splits and stock dividends through the date of issuance of the financial statements. In addition, proceeds from the assumed exercise of dilutive stock warrants are assumed to be used to repurchase common stock at the average market price. Participating securities from stock awards to employees were anti-dilutive as of December 31, 2012, 2011 and 2010.

	Years Ended December 31,
	2012	2011	2010
Basic earnings per share:
Net income	$17,377	$13,700	$13,116
Less:
Undistributed earnings allocated to participating securities	168	193	261
Dividends paid on participating securities	169	155	125

Net income available to common shareholders	$17,040	$13,352	$12,730

Weighted-average basic shares outstanding	7,626,205	6,668,534	6,518,224

Basic earnings per share	$2.23	$2.00	$1.95

Diluted earnings per share:
Net income available to common shareholders	$17,040	$13,352	$12,730

Total weighted-average basic shares outstanding	7,626,205	6,668,534	6,518,224
Add dilutive stock warrants	23,161	6,544	—

Total weighted-average diluted shares outstanding	7,649,366	6,675,078	6,518,224

Diluted earnings per share	$2.23	$2.00	$1.95

Pro forma earnings per share (unaudited):
Pro forma net income	$12,147	$9,357	$8,775
Less undistributed earnings allocated to participating securities	66	82	133
Less dividends paid on participating securities	169	155	125

Pro forma net income available to common shareholders after tax	$11,912	$9,120	$8,517

Pro forma basic earnings per share	$1.56	$1.37	$1.31

Pro forma diluted earnings per share	$1.56	$1.37	$1.31

Anti-dilutive participating securities	105,238	100,517	101,767

Segment reporting: The Company has one reportable segment. The Company’s chief operating decision-maker uses consolidated results to make operating and strategic decisions.

Fair values of financial instruments: Accounting standards define fair value, establish a framework for measuring fair value in U.S. generally accepted accounting principles, and require certain disclosures about fair value measurements (see Note 18, “Fair Value Measurements”). In general, fair values of financial instruments

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the Company’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

Subsequent events: Companies are required to evaluate events and transactions that occur after the balance sheet date but before the date the financial statements are issued. They must recognize in the financial statements the effect of all events or transactions that provide additional evidence of conditions that existed at the balance sheet date, including the estimates inherent in the financial preparation process. Entities shall not recognize the impact of events or transactions that provide evidence about conditions that did not exist at the balance sheet date but arose after that date. The Company has evaluated subsequent events through February 27, 2013, the time of filing these financial statements with the SEC and noted no subsequent events requiring financial statement recognition or disclosure, except as disclosed in Note 24.

Note 2.	Recent Accounting Pronouncements

ASU No. 2011-02, Receivables (Topic 310) – A Creditor’s Determination of Whether a Restructuring Is a Troubled Debt Restructuring. ASU 2011-02 clarifies which loan modifications constitute troubled debt restructurings and is intended to assist creditors in determining whether a modification of the terms of a receivable meets the criteria to be considered a troubled debt restructuring, both for purposes of recording an impairment loss and for disclosure of troubled debt restructurings. In evaluating whether a restructuring constitutes a troubled debt restructuring, a creditor must separately conclude, under the guidance clarified by ASU 2011-02, that both of the following exist: (a) the restructuring constitutes a concession; and (b) the debtor is experiencing financial difficulties. ASU 2011-02 was effective for the year ended December 31, 2012 and did not have a material effect on the Company’s operating results or financial condition.

ASU 2011-12, Comprehensive Income (Topic 220) – Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. ASU 2011-12 defers changes in ASU No. 2011-05 that relate to the presentation of reclassification adjustments to allow the FASB time to re-deliberate whether to require presentation of such adjustments on the face of the financial statements to show the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income. ASU 2011-12 allows entities to continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before ASU 2011-05. All other requirements in ASU 2011-05 are not affected by ASU No. 2011-12. ASU 2011-12 became effective for the Company on January 1, 2012. In connection with the application of ASU 2011-05, the Company’s financial statements now include a separate statement of comprehensive income.

Note 3.	Restrictions on Cash and Due From Banks

At December 31, 2012, 2011 and 2010, the Company did not have a deposit requirement with the Federal Reserve Bank as a result of the Company’s decision to hold a portion of excess cash with the Federal Reserve.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 4.	Statement of Cash Flows

The Company has chosen to report on a net basis its cash receipts and cash payments for time deposits accepted and repayments of those deposits, and loans made to customers and principal collections on those loans. The Company uses the indirect method to present cash flows from operating activities. Other supplemental cash flow information is presented below:

	Years Ended December 31,
	2012	2011	2010
Cash transactions:
Interest expense paid	$13,329	$13,534	$13,654

Noncash transactions:
Transfers of loans to other real estate owned	$885	$5,723	$13,410

Loans to facilitate the sale of other real estate owned	$3,473	$661	$358

Adriatica real estate notes financed	$—	$12,188	$—

Stock warrants issued for guarantee of other borrowings	$—	$475	$—

Common stock issued for noncompete agreement	$115	$—	$—

Transfer of bank premises to other real estate	$379	$—	$—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Supplemental schedule of noncash investing activities from acquisitions and branch sale:

	Years Ended December 31,
	2012	2011	2010
Noncash assets acquired:
Certificates of deposit held in other banks	$17,078	$—	$—
Securities available for sale	10,314	—	9,937
Restricted stock	1,417	—	204
Loans	180,448	—	67,505
Premises and equipment	5,717	—	14,541
Other real estate owned	1,573	—	4,553
Goodwill	17,746	—	—
Core deposit intangible	1,362	—	1,748
Other assets	1,669	—	564

Total assets	$237,324	$—	$99,052

Noncash liabilities assumed:
Deposits	$216,444	$—	$120,431
FHLB advances	12,500	—	—
Other borrowings	—	—	3,635
Junior subordinated debt	3,609	—	—
Other liabilities	700	—	949

Total liabilities	$233,253	$—	$125,015

Cash and cash equivalents acquired from acquisitions	$46,230	$—	$37,819

Contingent consideration recorded	$—	$—	$1,752

Cash paid to shareholders of acquired banks	$46,600	$—	$101

Fair value of common stock issued to shareholders of acquired bank	$3,701	$—	$3,311

Noncash assets transferred:
Loans	$807	$—	$—
Premises and equipment	280	—	—
Goodwill	254	—	—
Core deposit intangible	119	—	—
Other assets	13	—	—

Total assets	$1,473	$—	$—

Non cash liabilities transferred:
Deposits	$20,068	$—	$—
Other liabilities	6	—	—

Total liabilities	$20,074	$—	$—

Cash and cash equivalents transferred in branch sale	$133	$—	$—

Deposit premium received	$414	$—	$—

Cash paid to buyer, net of deposit premium	$18,430	$—	$—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 5.	Securities

Securities have been classified in the consolidated balance sheets according to management’s intent. The amortized cost of securities and their approximate fair values at December 31, 2012, 2011 and 2010 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities Available for Sale
December 31, 2012:
U.S. treasuries	$3,493	$54	$—	$3,547
Government agency securities	69,636	575	—	70,211
Obligations of state and municipal subdivisions	34,908	2,123	(217)	36,814
Corporate bonds	2,105	23	(25)	2,103
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	45	—	680

	$110,777	$2,820	$(242)	$113,355

December 31, 2011:
U.S. treasuries	$2,492	$58	$—	$2,550
Government agency securities	65,092	615	(21)	65,686
Obligations of state and municipal subdivisions	20,970	1,355	—	22,325
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,275	155	—	3,430

	$91,829	$2,183	$(21)	$93,991

December 31, 2010:
U.S. treasuries	$1,000	$30	$—	$1,030
Government agency securities	40,686	798	(64)	41,420
Obligations of state and municipal subdivisions	6,063	71	(136)	5,998
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,996	168	(1)	4,163

	$51,745	$1,067	$ (201)	$52,611

Securities with a carrying amount of approximately $84,117, $50,722 and $42,875 at December 31, 2012, 2011 and 2010, respectively, were pledged to secure public fund deposits.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

As of December 31, 2012, the Moody credit ratings in the state and municipal obligations portfolio are shown in the following table.

Moody Credit Rating	% of portfolio
A1	5.2%
Aa1	2.2
Aa2	6.6
Aa3	0.9
Aaa	33.7
Not available	8.2
Not rated	43.2

100.0%

Approximately 51.4% of the state and municipal obligations are bonds with no credit ratings which are guaranteed by the Texas Permanent School Fund which maintains a AAA rating separate from the State of Texas. The municipals are primarily general obligation bonds issued by independent school districts located in Texas.

As of December 31, 2012 the two corporate bonds were rated A1 and A2.

Proceeds from sale of securities available for sale and gross gains and losses for the years ended December 31, 2012, 2011 and 2010 were as follows:

	Years Ended December 31,
	2012	2011	2010
Proceeds from sale	$2,078	$—	$—

Gross gains	$—	$—	$—

Gross losses	$3	$—	$—

The amortized cost and estimated fair value of securities available for sale at December 31, 2012, by contractual maturity, are shown below. Maturities of pass-through certificates will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	December 31, 2012
	Securities Available for Sale
	Amortized Cost	Fair Value
Due in one year or less	$2,499	$2,526
Due from one year to five years	49,559	49,960
Due from five to ten years	25,832	26,231
Thereafter	32,252	33,958

	110,142	112,675
Residential mortgage-backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	635	680

	$110,777	$113,355

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, as of December 31, 2012, 2011 and 2010, are summarized as follows:

	Value Impaired
	Less Than 12 Months		Greater Than 12 Months		Total
Description of Securities	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses	Estimated Fair Value	Unrealized Losses
Securities Available for Sale
December 31, 2012:
Obligations of state and municipal subdivisions	$6,551	$(217)	$—	$—	$6,551	$(217)
Corporate bonds	990	(25)	—	—	990	(25)

	$7,541	$(242)	$—	$—	$7,541	$(242)

December 31, 2011:
Government agency securities	$9,479	$(21)	$—	$—	$9,479	$(21)

December 31, 2010:
Government agency securities	$6,808	$(64)	$—	$—	$6,808	$(64)
Obligations of state and municipal subdivisions	3,853	(136)	—	—	3,853	(136)
Residential mortgage-backed securities guaranteed by FNMA, GNMA and FHLMC	344	(1)	—	—	344	(1)

	$11,005	$(201)	$—	$—	$11,005	$ (201)

Unrealized losses are generally due to changes in interest rates. The Company has the intent to hold these securities until maturity or a forecasted recovery and it is more likely than not that the Company will not have to sell the securities before the recovery of their cost basis. As such, the losses are deemed to be temporary.

Effective January 1, 2010, held to maturity securities with an amortized cost of $40,090 were transferred to the available for sale category for liquidity purposes. Due to this transfer, the Company recorded a net unrealized gain of $979 in other comprehensive income.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 6.	Loans, Net and Allowance for Loan Losses

Loans, net at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Commercial	$169,882	$127,827	$121,805
Real estate:
Commercial	648,494	470,820	361,106
Commercial construction, land and land development	97,329	79,063	81,270
Residential	306,187	219,938	207,996
Single-family interim construction	67,920	24,592	20,402
Agricultural	40,127	34,923	32,902
Consumer	39,502	28,437	31,270
Other	73	80	76

	1,369,514	985,680	856,827
Allowance for loan losses	(11,478)	(9,060)	(8,403)

	$1,358,036	$976,620	$848,424

Loans serviced for the benefit of others at December 31, 2012, 2011 and 2010 amounted to $3,775, $5,784 and $12,453, respectively.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. A reporting system supplements the review process by providing management with frequent reports related to loan production, loan quality, concentrations of credit, loan delinquencies and non-performing and potential problem loans.

Commercial loans are underwritten after evaluating and understanding the borrower’s ability to operate profitably and prudently expand its business. The Company’s management examines current and projected cash flows to determine the ability of the borrower to repay their obligations as agreed. Commercial loans are primarily made based on the identified cash flows of the borrower and secondarily on the underlying collateral provided by the borrower. These cash flows, however, may not be as expected and the value of collateral securing the loans may fluctuate. Most commercial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may incorporate a personal guarantee; however, some short term loans may be made on an unsecured basis.

Commercial real estate loans are subject to underwriting standards and processes similar to commercial loans. These loans are viewed primarily as cash flow loans and secondarily as loans secured by real estate. Commercial real estate lending typically involves higher loan principal amounts and the repayment of these loans is generally largely dependent on the successful operation of the property or the business conducted on the property securing the loan. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy. The properties securing the Company’s commercial real estate portfolio are diverse in terms of type and geographic location. Management monitors the diversification of the portfolio on a quarterly basis by type and geographic location. Management also tracks the level of owner occupied property versus non owner occupied property.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Land and commercial land development loans are underwritten using feasibility studies, independent appraisal reviews and financial analysis of the developers or property owners. Generally, borrowers must have a proven track record of success. Commercial construction loans are generally based upon estimates of cost and value of the completed project. These estimates may not be accurate. Commercial construction loans often involve the disbursement of substantial funds with the repayment dependent on the success of the ultimate project. Sources of repayment for these loans may be pre-committed permanent financing or sale of the developed property. The loans in this portfolio are geographically diverse and due to the increased risk are monitored closely by management and the board of directors on a quarterly basis.

Residential real estate and single-family interim construction loans are underwritten primarily based on borrowers’ credit scores, documented income and minimum collateral values. Relatively small loan amounts are spread across many individual borrowers which minimizes risk in the residential portfolio. In addition, management evaluates trends in past dues and current economic factors on a regular basis.

Agricultural loans are collateralized by real estate and/or non-real estate. Agricultural real estate loans are primarily comprised of loans for the purchase of farmland. Loan-to-value ratios on loans secured by farmland generally do not exceed 80% and have amortization periods limited to twenty years. Agricultural non-real estate loans are generally comprised of term loans to fund the purchase of equipment, livestock and seasonal operating lines to cash grain farmers to plant and harvest corn and soybeans. Specific underwriting standards have been established for agricultural-related loans including the establishment of projections for each operating year based on industry developed estimates of farm input costs and expected commodity yields and prices. Operating lines are typically written for one year and secured by the crop and other farm assets as considered necessary.

Agricultural loans carry significant credit risks as they involve larger balances concentrated with single borrowers or groups of related borrowers. In addition, repayment of such loans depends on the successful operation or management of the farm property securing the loan or for which an operating loan is utilized. Farming operations may be affected by adverse weather conditions such as drought, hail or floods that can severely limit crop yields.

Consumer loans represent only about 3% of the outstanding total loan portfolio. Collateral consists primarily of automobiles and other personal assets. Credit score analysis is used to supplement the underwriting process.

Most of the Company’s lending activity occurs within the State of Texas, primarily in the north and central Texas regions. The majority of the Company’s portfolio consists of commercial and residential real estate loans. As of December 31, 2012, 2011 and 2010, there were no concentrations of loans related to a single industry in excess of 10% of total loans.

The allowance for loan losses is an amount that management believes will be adequate to absorb estimated losses relating to specifically identified loans, as well as probable credit losses inherent in the balance of the loan portfolio.

The allowance is derived from the following two components: 1) allowances established on individual impaired loans, which are based on a review of the individual characteristics of each loan, including the customer’s ability to repay the loan, the underlying collateral values, and the industry the customer operates in, and 2) allowances based on actual historical loss experience for the last three years for similar types of loans in the Company’s loan portfolio adjusted for primarily changes in the lending policies and procedures; collection, charge-off and recovery practices; nature and volume of the loan portfolio; volume and severity of nonperforming loans;

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

existence and effect of any concentrations of credit and the level of such concentrations and current, national and local economic and business conditions. This second component also includes an unallocated allowance to cover uncertainties that could affect management’s estimate of probable losses. The unallocated allowance reflects the imprecision inherent in the underlying assumptions used in the methodologies for estimating this component.

The Company’s management continually evaluates the allowance for loan losses determined from the allowances established on individual loans and the amounts determined from historical loss percentages adjusted for the qualitative factors above. Should any of the factors considered by management change, the Company’s estimate of loan losses could also change and would affect the level of future provision expense. While the calculation of the allowance for loan losses utilizes management’s best judgment and all the information available, the adequacy of the allowance for loan losses is dependent on a variety of factors beyond the Company’s control, including, among other things, the performance of the entire loan portfolio, the economy, changes in interest rates and the view of regulatory authorities towards loan classifications.

In addition, regulatory agencies, as an integral part of their examination process, periodically review the Bank’s allowance for loan losses, and may require the Bank to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

Loans requiring an allocated loan loss provision are generally identified at the servicing officer level based on review of weekly past due reports and/or the loan officer’s communication with borrowers. In addition, past due loans are discussed at weekly officer loan committee meetings to determine if classification is warranted. The Company’s credit department has implemented an internal risk based loan review process to identity potential internally classified loans that supplements the annual independent external loan review. The external review generally covers all loans greater than one million dollars. These reviews include analysis of borrower’s financial condition, payment histories and collateral values to determine if a loan should be internally classified. Generally, once classified, an impaired loan analysis is completed by the credit department to determine if the loan is impaired and the amount of allocated allowance required.

The Texas economy, specifically the Company’s lending area of north and central Texas, has generally performed better and appears to be recovering faster than certain other parts of the country. However, Texas is not completely immune to the problems associated with the U.S. economy. The risk of loss associated with all segments of the loan portfolio continues to be impacted by the prolonged economic downturn. The downturn in the economy and other risk factors are minimized by the Company’s underwriting standards which include the following principles: 1) financial strength of the borrower including strong earnings, high net worth, significant liquidity and acceptable debt to worth ratio, 2) managerial business competence, 3) ability to repay, 4) loan to value, 5) projected cash flow and 6) guarantor financial statements as applicable.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Following is a summary of the activity in the allowance for loan losses by loan class for the years ended December 31, 2012, 2011 and 2010 and total investment in loans at December 31, 2012, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
Year Ended December 31, 2012:
Balance at the beginning of year	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060
Provision for loan losses	1,261	289	1,176	206	(50)	75	—	227	3,184
Charge-offs	(169)	(484)	(178)	—	—	(86)	—	—	(917)
Recoveries	26	68	3	—	—	54	—	—	151

Balance at end of year	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

At December 31, 2012:
Allowance for losses:
Individually evaluated for impairment	$165	$644	$164	$—	$—	$16	$—	$—	$989
Collectively evaluated for impairment	2,212	4,280	2,801	523	159	262	—	252	10,489
Loans acquired with deteriorated credit
quality	—	—	—	—	—	—	—	—	—

Ending balance	$2,377	$4,924	$2,965	$523	$159	$278	$—	$252	$11,478

Loans:
Individually evaluated for impairment	$724	$10,601	$3,376	$—	$—	$105	$—	$—	$14,806
Collectively evaluated for impairment	166,965	732,581	301,259	67,361	40,127	39,397	73	—	1,347,763
Acquired with deteriorated credit quality	2,193	2,641	1,552	559	—	—	—	—	6,945

Ending balance	$169,882	$745,823	$306,187	$67,920	$40,127	$39,502	$73	$—	$1,369,514

Year Ended December 31, 2011:
Balance at the beginning of year	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403
Provision for loan losses	37	1,416	641	38	42	(17)	—	(507)	1,650
Charge-offs	(23)	(694)	(316)	(20)	—	(94)	—	—	(1,147)
Recoveries	17	35	—	49	—	53	—	—	154

Balance at end of year	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single- Family Interim Construction	Agricultural	Consumer	Other	Unallocated	Total
At December 31, 2011:
Allowance for losses:
Individually evaluated for impairment	$124	$802	$666	$50	$—	$1	$—	$—	$1,643
Collectively evaluated for impairment	1,135	4,249	1,298	267	209	234	—	25	7,417
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$1,259	$5,051	$1,964	$317	$209	$235	$—	$25	$9,060

Loans:
Individually evaluated for impairment	$830	$13,980	$4,576	$91	$—	$93	$—	$—	$19,570
Collectively evaluated for impairment	126,997	535,903	215,362	24,501	34,923	28,344	80	—	966,110
Acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$127,827	$549,883	$219,938	$24,592	$34,923	$28,437	$80	$—	$985,680

Year Ended December 31, 2010:
Balance at the beginning of year	$855	$3,171	$1,214	$940	$145	$358	$—	$59	$6,742
Provision for loan losses	937	1,536	1,213	(139)	22	1	—	473	4,043
Charge-offs	(579)	(416)	(837)	(561)	—	(114)	—	—	(2,507)
Recoveries	15	3	49	10	—	48	—	—	125

Balance at end of year	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403

At December 31, 2010:
Allowance for losses:
Individually evaluated for impairment	$70	$832	$360	$50	$—	$1	$—	$—	$1,313
Collectively evaluated for impairment	1,158	3,462	1,279	200	167	292	—	532	7,090
Loans acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$1,228	$4,294	$1,639	$250	$167	$293	$—	$532	$8,403

Loans:
Individually evaluated for impairment	$112	$13,207	$2,469	$99	$—	$233	$—	$—	$16,120
Collectively evaluated for impairment	121,693	429,169	205,527	20,303	32,902	31,037	76	—	840,707
Acquired with deteriorated credit quality	—	—	—	—	—	—	—	—	—

Ending balance	$121,805	$442,376	$207,996	$20,402	$32,902	$31,270	$76	$—	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Nonperforming loans by loan class at December 31, 2012, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development		Single- Family Interim Construction	Agricultural	Consumer	Other	Total
			Residential Real Estate
December 31, 2012:
Nonaccrual loans	$218	$4,857	$894	$560	$—	$70	$—	$6,599
Loans past due 90 days and still accruing	—	—	—	—	—	2	—	2
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	481	1,778	2,165	—	—	9	—	4,433

	$699	$6,635	$3,059	$560	$—	$81	$—	$11,034

December 31, 2011:
Nonaccrual loans	$131	$1,291	$2,864	$91	$—	$54	$—	$4,431
Loans past due 90 days and still accruing	31	—	—	—	—	24	—	55
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	552	6,094	136	—	—	12	—	6,794

	$714	$7,385	$3,000	$91	$—	$90	$—	$11,280

December 31, 2010:
Nonaccrual loans	$194	$5,531	$2,079	$—	$—	$42	$—	$7,846
Loans past due 90 days and still accruing	39	—	92	—	2	1	—	134
Troubled debt restructurings (not included in nonaccrual or loans past due and still accruing)	147	7,671	382	—	—	—	—	8,200

	$380	$13,202	$2,553	$—	$2	$43	$—	$16,180

Impaired loans are those loans where it is probable that all amounts due according to contractual terms of the loan agreement will not be collected. The Company has identified these loans through its normal loan review procedures. Impaired loans are measured based on 1) the present value of expected future cash flows discounted at the loans effective interest rate; 2) the loans observable market price; or 3) the fair value of collateral if the loan is collateral dependent. Substantially all of the Company’s impaired loans are measured at the fair value of the collateral. In limited cases the Company may use other methods to determine the level of impairment of a loan if such loan is not collateral dependent.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Impaired loans by loan class at December 31, 2012, 2011 and 2010 were summarized as follows:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
At December 31, 2012:
Impaired loans:
Impaired loans with an allowance for loan losses	$644	$5,532	$1,301	$—	$—	$73	$—	$7,550
Impaired loans with no allowance for loan losses	80	5,069	2,075	—	—	32	—	7,256

Total impaired loans	$724	$10,601	$3,376	$—	$—	$105	$—	$14,806

Unpaid principal balance of impaired loans	$741	$11,140	$3,475	$—	$—	$122	$—	$15,478

Allowance for loan losses on impaired loans	$165	$644	$164	$—	$—	$16	$—	$989

For the year ended December 31, 2012:
Average recorded investment in impaired loans	$777	$12,291	$3,976	$46	$—	$99	$—	$17,189

Interest income recognized on impaired loans	$27	$483	$187	$—	$—	$8	$—	$705

At December 31, 2011:
Impaired loans:
Impaired loans with an allowance for loan losses	$409	$6,837	$2,633	$91	$—	$2	$—	$9,972
Impaired loans with no allowance for loan losses	421	7,143	1,943	—	—	91	—	9,598

Total impaired loans	$830	$13,980	$4,576	$91	$—	$93	$—	$19,570

Unpaid principal balance of impaired loans	$846	$14,603	$4,803	$95	$—	$112	$—	$20,459

Allowance for loan losses on impaired loans	$124	$802	$666	$50	$—	$1	$—	$1,643

For the year ended December 31, 2011:
Average recorded investment in impaired loans	$471	$13,593	$3,615	$95	$—	$68	$—	$17,842

Interest income recognized on impaired loans	$51	$857	$186	$—	$—	$5	$—	$1,099

At December 31, 2010:
Impaired loans:
Impaired loans with an allowance for loan losses	$101	$4,804	$2,057	$99	$—	$4	$—	$7,065
Impaired loans with no allowance for loan losses	11	8,403	412	—	—	229	—	9,055

Total impaired loans	$112	$13,207	$2,469	$99	$—	$233	$—	$16,120

Unpaid principal balance of impaired loans	$137	$13,729	$2,514	$99	$—	$240	$—	$16,719

Allowance for loan losses on impaired loans	$70	$832	$360	$50	$—	$1	$—	$1,313

For the year ended December 31, 2010:
Average recorded investment in impaired loans	$106	$9,011	$2,163	$1,955	$71	$141	$—	$13,447

Interest income recognized on impaired loans	$9	$526	$93	$12	$—	$12	$—	$652

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Certain impaired loans have adequate collateral and do not require a related allowance for loan loss. The Company will charge off that portion of any loan which management considers a loss. Commercial and real estate loans are generally considered for charge off when exposure beyond collateral coverage is apparent and when no further collection of the loss portion is anticipated based on the borrower’s financial condition.

The restructuring of a loan is considered a “troubled debt restructuring” if both 1) the borrower is experiencing financial difficulties and 2) the creditor has granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, extending amortization and other actions intended to minimize potential losses. A “troubled debt restructured” loan is identified as impaired and measured for credit impairment as of each reporting period in accordance with the guidance in ASC 310-10-35.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Following is a summary of troubled debt restructurings during the years ended December 31, 2012, 2011 and 2010 and loans that have been restructured during the previous twelve months that subsequently defaulted during the years ended December 31, 2012, 2011 and 2010:

	Commercial	Commercial Real Estate, Land and Land Development	Residential Real Estate	Single-Family Interim Construction	Agricultural	Consumer	Other	Total
Troubled debt restructurings during the year ended December 31, 2012:
Number of contracts	2	1	3	—	—	1	—	7

Pre-restructuring outstanding recorded investment	$280	$101	$1,919	$—	$—	$26	$—	$2,326

Post-restructuring outstanding recorded investment	$280	$101	$1,919	$—	$—	$26	$—	$2,326

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2012:
Number of contracts	—	1	—	—	—	1	—	2

Recorded investment	$—	$101	$—	$—	$—	$26	$—	$127

Troubled debt restructurings during the year ended December 31, 2011:
Number of contracts	4	9	1	—	—	2	—	16

Pre-restructuring outstanding recorded investment	$596	$6,420	$23	$—	$—	$132	$—	$7,171

Post-restructuring outstanding recorded investment	$596	$6,420	$23	$—	$—	$21	$—	$7,060

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2011:
Number of contracts	—	1	—	—	—	—	—	1

Recorded investment	$—	$92	$—	$—	$—	$—	$—	$92

Troubled debt restructurings during the year ended December 31, 2010:
Number of contracts	4	8	7	—	—	—	—	19

Pre-restructuring outstanding recorded investment	$147	$7,671	$861	$—	$—	$—	$—	$8,679

Post-restructuring outstanding recorded investment	$147	$7,671	$861	$—	$—	$—	$—	$8,679

Troubled debt restructurings during the previous twelve months that subsequently defaulted during the year ended December 31, 2010:
Number of contracts	—	—	1	—	—	—	—	1

Recorded investment	$—	$—	$480	$—	$—	$—	$—	$480

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The recorded investment in troubled debt restructurings, including those on nonaccrual, was $7,544, $7,099 and $8,680 as of December 31, 2012, 2011 and 2010.

Modifications primarily relate to extending the amortization periods of the loans and interest rate concessions. The majority of these loans were identified as impaired prior to restructuring, therefore the modifications did not materially impact the Company’s determination of the allowance for loan loss.

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. The following table presents information regarding the aging of past due loans by loan class as of December 31, 2012, 2011 and 2010:

	Loans 30-89 Days Past Due	Loans 90 or More Past Due	Total Past Due Loans	Current Loans	Total Loans
December 31, 2012:
Commercial	$845	$—	$845	$169,037	$169,882
Commercial real estate, land and land development	3,091	62	3,153	742,670	745,823
Residential real estate	1,305	360	1,665	304,522	306,187
Single-family interim construction	—	559	559	67,361	67,920
Agricultural	23	—	23	40,104	40,127
Consumer	110	32	142	39,360	39,502
Other	—	—	—	73	73

	$5,374	$1,013	$6,387	$1,363,127	$1,369,514

December 31, 2011:
Commercial	$383	$122	$505	$127,322	$127,827
Commercial real estate, land and land development	5,226	3,379	8,605	541,278	549,883
Residential real estate	2,171	54	2,225	217,713	219,938
Single-family interim construction	—	—	—	24,592	24,592
Agricultural	—	—	—	34,923	34,923
Consumer	257	34	291	28,146	28,437
Other	—	—	—	80	80

	$8,037	$3,589	$11,626	$974,054	$985,680

December 31, 2010:
Commercial	$412	$160	$572	$121,233	$121,805
Commercial real estate, construction, land and land development	237	420	657	441,719	442,376
Residential real estate	2,303	1,240	3,543	204,453	207,996
Single-family interim construction	—	—	—	20,402	20,402
Agricultural	—	2	2	32,900	32,902
Consumer	389	20	409	30,861	31,270
Other	—	—	—	76	76

	$3,341	$1,842	$5,183	$851,644	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The Company’s internal classified report is segregated into the following categories: 1) Pass/Watch, 2) Other Assets Especially Mentioned (OAEM), 3) Substandard and 4) Doubtful. The loans placed in the Pass/Watch category reflect the Company’s opinion that the loans reflect potential weakness which requires monitoring on a more frequent basis. The loans in the OAEM category reflect the Company’s opinion that the credit contains weaknesses which represent a greater degree of risk and warrant extra attention. These loans are reviewed monthly in the officers and directors loan committee meetings to determine if a change in category is warranted. The loans placed in the substandard category are considered to be potentially inadequately protected by the current debt service capacity of the borrower and/or the pledged collateral. These credits, even if apparently protected by collateral value, have shown weakness related to adverse financial, managerial, economic, market or political conditions which may jeopardize repayment of principal and interest. There is possibility that some future loss could be sustained by the Company if such weakness is not corrected. The Doubtful category includes loans that are in default or principal exposure is probable. Substandard and doubtful loans are individually evaluated to determine if they should be classified as impaired and an allowance is allocated if deemed necessary under ASC 310-10.

The loans that are not impaired are included with the remaining “pass” credits in determining the portion of the allowance for loan loss based on historical loss experience and other qualitative factors. The portfolio is segmented into categories including: commercial loans, consumer loans, commercial real estate loans, residential real estate loans and agricultural loans. The adjusted historical loss percentage is applied to each category. Each category is then added together to determine the allowance allocated under ASC 450-20.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

A summary of loans by credit quality indicator by class as of December 31, 2012, 2011 and 2010 is as follows:

	Pass (Rating 1-4)	Pass/Watch	OAEM	Substandard	Doubtful	Total
December 31, 2012:
Commercial	$165,842	$2,824	$203	$1,013	$—	$169,882
Commercial real estate, construction, land and land development	716,243	11,502	8,804	9,274	—	745,823
Residential real estate	295,870	4,303	867	5,039	108	306,187
Single-family interim construction	67,360	—	—	560	—	67,920
Agricultural	39,936	147	—	44	—	40,127
Consumer	39,315	60	13	114	—	39,502
Other	73	—	—	—	—	73

	$1,324,639	$18,836	$9,887	$16,044	$108	$1,369,514

December 31, 2011:
Commercial	$125,719	$972	$18	$1,084	$34	$127,827
Commercial real estate, construction, land and land development	512,616	22,086	3,345	11,836	—	549,883
Residential real estate	209,461	3,504	1,087	5,832	54	219,938
Single-family interim construction	24,115	386	—	91	—	24,592
Agricultural	34,464	264	—	195	—	34,923
Consumer	28,095	70	27	245	—	28,437
Other	80	—	—	—	—	80

	$934,550	$27,282	$4,477	$19,283	$88	$985,680

December 31, 2010:
Commercial	$114,132	$5,081	$964	$1,532	$96	$121,805
Commercial real estate, construction, land and land development	396,902	21,779	5,446	18,249	—	442,376
Residential real estate	197,720	5,267	1,048	3,904	57	207,996
Single-family interim construction	19,907	396	—	99	—	20,402
Agricultural	30,877	1,632	93	300	—	32,902
Consumer	30,654	116	103	394	3	31,270
Other	76	—	—	—	—	76

	$790,268	$34,271	$7,654	$24,478	$156	$856,827

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The Company identified certain acquired loans which experienced credit deterioration since origination (“purchased credit impaired loans” PCI). Accretion on PCI loans is based on estimated future cash flows, regardless of contractual maturity. The outstanding balance and related carrying amount of purchased impaired loans at December 31, 2012, April 1, 2012 (I Bank acquisition date) and October 1, 2012 (Community Group acquisition date) are as follows:

	Acquired
	December 31, 2012	April 1, 2012	October 1, 2012
Outstanding balance	$9,178	$4,740	$6,099
Nonaccretable difference	(2,232)	(1,296)	(1,294)
Accretable yield	(1)	(27)	—

Carrying amount	$6,945	$3,417	$4,805

There was no provision for loan losses or activity in the allowance for loan losses established after the acquisition date through December 31, 2012 for purchased impaired loans.

Note 7.	Premises and Equipment, Net

Premises and equipment, net at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Land	$14,548	$14,149	$14,677
Building	48,054	44,814	44,639
Furniture, fixtures and equipment	13,881	12,692	11,696
Aircraft	5,298	3,700	3,700
Leasehold and tenant improvements	725	620	620
Construction in progress	7,349	1,052	124

	89,855	77,027	75,456
Less accumulated depreciation	(19,274)	(16,605)	(13,403)

	$70,581	$60,422	$62,053

Depreciation expense amounted to $3,524, $3,302 and $2,868 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company has contracted for construction of a new branch and office building in Austin, Texas. Construction is expected to be complete during the first quarter of 2013. The total contracted cost related to the construction of the building is $8,474. Total construction costs incurred through December 31, 2012 are included in construction in progress above.

The Company leases offices in the corporate location and other buildings to other unaffiliated tenants. Rental income of $588, $566 and $577 was recognized during the years ended December 31, 2012, 2011 and 2010, respectively. This rental income is recorded in the statements of income as an offset to occupancy and equipment expense.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

At December 31, 2012, minimum future rental payments receivable from these tenants were as follows:

First year	$419
Second year	238
Third year	169
Fourth year	169
Fifth year	154
Thereafter	52

$1,201

In addition, Adriatica leases retail space to tenants in the Adriatica development (see Note 21).

Note 8.	Other Real Estate Owned

Other real estate owned at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Construction, land and land development	$6,166	$7,653	$6,982
Residential	653	100	155
Commercial real estate	—	182	182
Agricultural	—	457	535

	$6,819	$8,392	$7,854

Note 9.	Goodwill and Core Deposit Intangible, Net

The Company reported goodwill from its acquisitions prior to 2010 in the amount of $11,222. There was no goodwill recorded during 2010 or 2011. During 2012, the Company recorded goodwill of $12,967 and $4,779 in conjunction with the acquisitions of I Bank and Community Group, respectively. In September 2012, goodwill was reduced by $254 as a result of the sale of the Copland, Texas branch office.

The gross carrying value and accumulated amortization of core deposit intangible is as follows:

	December 31,
	2012	2011	2010
Core deposit intangible	$6,374	$5,540	$5,540
Less accumulated amortization	(3,123)	(2,876)	(2,309)

	$3,251	$2,664	$3,231

Amortization of the core deposit intangible amounted to $656, $567 and $431 for the years ended December 31, 2012, 2011 and 2010, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The future amortization expense related to core deposit intangible remaining at December 31, 2012 is as follows:

First year	$703
Second year	584
Third year	346
Fourth year	325
Fifth year	325
Thereafter	968

$3,251

Note 10.	Deposits

Deposits at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012		2011		2010
	Amount	Percent	Amount	Percent	Amount	Percent
Noninterest-bearing demand accounts	$259,664	18.7%	$168,849	16.4%	$133,307	14.4%
Interest-bearing checking accounts	688,234	49.5	464,653	45.1	229,855	24.8
Savings accounts	115,413	8.3	100,550	9.8	68,329	7.4
Limited access money market accounts	28,439	2.0	27,082	2.6	188,203	20.3
Individual retirement accounts (IRA)	34,374	2.5	29,021	2.8	30,892	3.3
Certificates of deposit, less than $100,000	100,462	7.2	103,446	10.0	159,843	17.2
Certificates of deposit, $100,000 and greater	164,154	11.8	136,883	13.3	117,114	12.6

	$1,390,740	100.0%	$1,030,484	100.0%	$927,543	100.0%

At December 31, 2012, the scheduled maturities of certificates of deposit, including IRAs, were as follows:

First year	$219,973
Second year	39,499
Third year	19,422
Fourth year	7,653
Fifth year	12,443

$298,990

Brokered deposits at December 31, 2012, 2011 and 2010 totaled $31,238, $41,780 and $43,731, respectively.

Note 11.	Federal Home Loan Bank Advances

At December 31, 2012, the Company has advances from the FHLB of Dallas under note payable arrangements at maturities which range from March 1, 2013 to January 1, 2026. Payments on these notes are made monthly. The weighted average interest rate of all notes was 2.01%, 2.40% and 2.55% at December 31, 2012, 2011 and 2010, respectively. The balances outstanding on these advances were $164,601, $82,291 and $55,273 at December 31, 2012, 2011 and 2010, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Contractual maturities of FHLB advances at December 31, 2012 were as follows:

First year	$3,027
Second year	20,022
Third year	23,000
Fourth year	32,529
Fifth year	30,000
Thereafter	56,023

$164,601

The advances are secured by FHLB stock owned by the Company and a blanket lien on certain loans with an aggregate available carrying value of $524,811 at December 31, 2012. The Company had remaining credit available under the FHLB advance program of $267,511 at December 31, 2012.

At December 31, 2012, the Company had $92,700 in undisbursed advance commitments (letters of credit) with the FHLB. As of December 31, 2012, these commitments mature on various dates from January 2013 through December 2013. The FHLB letters of credit were obtained in lieu of pledging securities to secure public fund deposits that are over the FDIC insurance limit. At December 31, 2012, there were no disbursements against the advance commitments.

Note 12.	Notes Payable and Other Borrowings

Notes payable at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Note payable by Adriatica to an unaffiliated commercial bank in the original amount of $12,188. The loan is secured by real property consisting of a mixed used development in McKinney, TX. Interest accrues at 3.25% through June 2013 and then adjusts to Wall Street Journal (WSJ) prime. Interest is paid quarterly and principal payments are required at 90% of the proceeds of any sales of the property collateralizing the loan.	$3,142	$10,842	$—

Adriatica loan from the same commercial bank to finance the purchase of an additional building located in the development. The original balance was $353. Interest accrues at WSJ prime (3.25%). Payments of principal and interest of $6 are due quarterly.	337	350	—

Note payable to an unaffiliated commercial bank in the original amount of $12,000, due in quarterly installments of accrued interest and principal installments of $375. The loan accrues interest at the WSJ prime rate, subject to a 4% floor (4% at December 31, 2012). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on December 24, 2016. The terms of the loan require the Company to maintain minimum capital ratios and other covenants.	6,000	7,500	9,000

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

	December 31,
	2012	2011	2010
Note payable to an unaffiliated commercial bank in the original amount of $7,000, due in quarterly installments of accrued interest and principal installments of $250. The loan accrues interest at the WSJ prime rate, subject to a 4.5% floor (4.5% at December 31, 2012). The loan is secured by the outstanding capital stock of Independent Bank. One final payment of unpaid principal and interest is due on March 15, 2015.	6,250	—	—

	$15,729	$18,692	$9,000

Other borrowings at December 31, 2012, 2011 and 2010 consisted of the following:

	December 31,
	2012	2011	2010
Unsecured subordinated debenture, payable to an unaffiliated commercial bank in the original amount of $4,500, due in quarterly principal installments of $188 through December, 2016. Interest accrues at WSJ prime plus 0.5% with a 4% floor (4% at December 31, 2012).	$3,000	$3,750	$4,500

Unsecured subordinated debentures in the amount of $5,000.

Interest payments at 7.00% are made quarterly and semiannual principal payments of $625 will be due beginning January 15, 2015. The remaining principal and accrued interest is due on July 15, 2018.	5,000	5,000	—

Unsecured subordinated debentures in the amount of $2,730. Interest payments at 7.00% are made quarterly and semiannual principal payments of $341 will be due beginning April 15, 2015. The remaining principal and accrued interest is due on October 15, 2018.	2,730	2,730	—

Unsecured subordinated debentures assumed in the acquisition of an unrelated financial institution in the amount of $2,285. The debentures bear interest at a fixed rate of 7% through September 2012 and then an adjusted rate of WSJ prime +2% subject to a 6% floor thereafter and until maturity, September 30, 2017.	1,223	1,468	1,713

Unsecured subordinated debentures in the amount of $4,155. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning August 2013. The remaining principal and accrued interest is due on February 15, 2017.	4,155	4,155	4,155

Unsecured subordinated debentures in the amount of $1,015. Interest payments at 7.00% are made quarterly. The principal and and accrued interest was fully paid on September 30, 2011.	—	—	1,015

Unsecured subordinated debentures in the amount of $4,680. Interest payments at 7.00% are made quarterly and semiannual principal payments beginning April 2016. The remaining principal and accrued interest is due on October 15, 2019.	4,680	—	—

	$20,788	$17,103	$11,383

At December 31, 2012, 2011 and 2010, other borrowings included amounts owed to related parties of $8,536, $6,111 and $3,332, respectively.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

At December 31, 2012, the scheduled principal maturities of the Company’s notes payable and other borrowings are as follows:

First year	$4,028
Second year	4, 548
Third year	13,754
Fourth year	6, 634
Fifth year	3,865
Thereafter	3,688

$36,517

In addition, the Company has a $25,000 federal funds line of credit note with an unaffiliated bank, with no set maturity date. The lender may terminate the line at any time without notice. The line is provided on an unsecured basis and must be repaid the following business day from when the funds were borrowed. There were no borrowings against the line at December 31, 2012, 2011 or 2010.

Note 13.	Junior Subordinated Debentures

In March 2003, IB Trust I, an unconsolidated subsidiary of the Company, issued 5,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $5,000, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.56% and 3.68% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in March 2033. The proceeds from the sale of the trust preferred securities and the issuance of $155 in common securities to the Company were used by Trust I to purchase approximately $5,155 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2003.

In March 2004, IB Trust II, an unconsolidated subsidiary of the Company, issued 3,000 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,000, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 2.85% over the three-month LIBOR (3.19% and 3.25% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in March 2034. The proceeds from the sale of the trust preferred securities and the issuance of $93 in common securities to the Company were used by Trust II to purchase approximately $3,093 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2004.

In December 2004, IB Trust III, an unconsolidated subsidiary of the Company, issued 3,600 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $3,600, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 2.40% over the three-month LIBOR (2.71% and 2.90% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in December 2035. The proceeds from the sale of the trust preferred securities and the issuance of $112 in common securities to the Company were used by Trust I to purchase approximately $3,712 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning March 2005.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

In February 2005, IB Centex Trust I, an unconsolidated subsidiary of the Company, issued 2,500 shares of floating rate trust preferred securities at $1,000 per share for an aggregate price of $2,500, all of which was outstanding at December 31, 2012, 2011 and 2010. These securities bear an interest rate of 3.25% over the three-month LIBOR (3.56% and 3.75% at December 31, 2012 and 2011, respectively). The trust preferred securities will mature in February 2035. The proceeds from the sale of the trust preferred securities and the issuance of $78 in common securities to the Company were used by Centex Trust I to purchase approximately $2,578 of floating rate junior subordinated debentures of the Company which have the same payment terms as the trust preferred securities. Distributions on the trust preferred securities and on the common securities issued to the Company were payable quarterly beginning June 2005.

In connection with the acquisition of Community Group Inc. in October 2012, (Note 20) the Company, assumed $3,500 (3,500 shares with a liquidation amount of 1,000 per security) of Floating Rate Cumulative Trust Preferred Securities (TPS) which were issued through a wholly-owned subsidiary, Community Group Statutory Trust I (CGI Trust I). CGI Trust I invested the total proceeds from the sale of TPS and the $109 proceeds from the sale of common stock to CGI in floating rate Junior Subordinated Debentures (Debentures) issued by CGI. Interest on the TPS is payable quarterly on March 15, June 15, September 15, and December 15 of each year at a rate equal to the three month LIBOR rate plus 1.60% (1.99% at December 31, 2012). Principal payments are due at maturity on June 21, 2037. The Company may redeem the Debentures, in whole or in part, on any interest payment date on or after the redemption date of June 21, 2012 at an amount equal to the principal amount of the Debentures being redeemed plus accrued and unpaid interest on such Debentures to the redemption date

Except under certain circumstances, the common securities issued to the Company by the trusts possess sole voting rights with respect to matters involving those entities. Under certain circumstances, the Company may, from time to time, defer the debentures’ interest payments, which would result in a deferral of distribution payments on the related trust preferred securities and, with certain exceptions, prevent the Company from declaring or paying cash distributions on the Company’s common stock and any other future debt ranking equally with or junior to the debentures. The trust preferred securities are guaranteed by the Company.

Note 14.	Financial Instruments with Off-Balance Sheet Risk

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. The commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the balance sheet.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit is represented by the contractual amount of this instrument. The Company uses the same credit policies in making commitments and conditional obligations as it does for on-balance sheet instruments. At December 31, 2012, 2011 and 2010, the approximate amounts of these financial instruments were as follows:

	December 31,
	2012	2011	2010
Commitments to extend credit	$153,932	$103,861	$74,885
Standby letters of credit	2,704	1,564	1,259

	$156,636	$105,425	$76,144

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral obtained if deemed necessary by the Company upon extension of credit is based on management’s credit evaluation of the counterparty. Collateral held varies but may include accounts receivable, inventory, farm crops, property, plant and equipment and income-producing commercial properties.

Letters of credit are written conditional commitments used by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letter of credit arrangements contain security and debt covenants similar to those contained in loan arrangements. In the event the customer does not perform in accordance with the terms of the agreement with the third party, the Company would be required to fund the commitment. The maximum potential amount of future payments the Company could be required to make is represented by the contractual amount shown in the table above. If the commitment is funded, the Company would be entitled to seek recovery from the customer. As of December 31, 2012, 2011 and 2010, no amounts have been recorded as liabilities for the Company’s potential obligations under these guarantees.

Note 15.	Commitments and Contingencies

The Company is involved in certain legal actions arising from normal business activities. Management believes that the outcome of such proceedings will not materially affect the financial position, results of operations or cash flows of the Company.

The Company leases certain branch facilities and other facilities. Rent expense related to these leases amounted to $413, $276 and $230 for the years ended December 31, 2012, 2011 and 2010, respectively.

At December 31, 2012, minimum future rental payments due under noncancelable lease commitments were as follows:

First year	$569
Second year	547
Third year	480
Fourth year	216
Fifth year	100
Thereafter	330

$2,242

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 16.	Related Party Transactions

In the ordinary course of business, the Company has and expects to continue to have transactions, including loans to its officers, directors and their affiliates. In the opinion of management, such transactions are on the same terms as those prevailing at the time for comparable transactions with unaffiliated persons. Loan activity for officers, directors and their affiliates for the year ended December 31, 2012 is as follows:

Balance at beginning of year	$37,626
New loans	5,283
Repayments	(8,420)
Changes in affiliated persons	(12)

Balance at end of year	$34,477

See also Note 12.

Note 17.	Employee Benefit Plans

The Company has a 401(k) profit sharing plan (Plan) which covers employees over the age of eighteen who have completed ninety days of credited service, as defined by the Plan. The Plan provides for “before tax” employee contributions through salary reduction contributions under Section 401(k) of the Internal Revenue Code. A participant may choose a salary reduction not to exceed the dollar limit set by law each year ($17 in 2012). Contributions by the Company and by participants are immediately fully vested. The Plan provides for the Company to make 401(k) matching contributions ranging from 50% to 100% depending upon the employee’s years of service, but limited to 6% of the participant’s eligible salary. The Plan also provides for the Company to make additional discretionary contributions to the Plan. The Company made contributions of approximately $435, $351 and $297 for the years ended December 31, 2012, 2011 and 2010, respectively.

Note 18.	Fair Value Measurements

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilizes valuation techniques that are consistent with the market approach, the income approach and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability. ASC Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy for valuation inputs that gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The fair value hierarchy is as follows:

Level 1 Inputs – Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 Inputs – Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. These might include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable for the asset or liability (such as interest rates, volatilities, prepayment speeds, credit risks, etc.) or inputs that are derived principally from or corroborated by market data by correlation or other means.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Level 3 Inputs – Unobservable inputs for determining the fair values of assets or liabilities that reflect an entity’s own assumptions about the assumptions that market participants would use in pricing the assets or liabilities.

The following table represents assets and liabilities reported on the consolidated balance sheets at their fair value on a recurring basis as of December 31, 2012, 2011 and 2010 by level within the ASC Topic 820 fair value measurement hierarchy:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Significant Unobservable Inputs (Level 3)
December 31, 2012:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	$3, 547	$—	$3, 547	$—
Government agency securities	70,211	—	70,211	—
Obligations of state and municipal subdivisions	36,814	—	36,814	—
Corporate bonds	2,103	—	2,103	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	680	—	680	—
Liabilities:
Contingent consideration	290	—	—	290
December 31, 2011:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	2,550	—	2,550	—
Government agency securities	65,686	—	65,686	—
Obligations of state and municipal subdivisions	22,325	—	22,325	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	3,430	—	3,430	—
Liabilities:
Contingent consideration	821	—	—	821
December 31, 2010:
Measured on a recurring basis:
Assets:
Investment securities available for sale:
U.S. treasuries	1,030	—	1,030	—
Government agency securities	41,420	—	41,420	—
Obligations of state and municipal subdivisions	5,998	—	5,998	—
Residential mortgage backed securities guaranteed by FNMA, GNMA, FHLMC and SBA	4,163	—	4,163	—
Liabilities:
Contingent consideration	1,256	—	—	1,256

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

There were no transfers between Level 1 and Level 2 categorizations for the years presented.

A description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy, is set forth below.

Securities classified as available for sale are reported at fair value utilizing Level 2 inputs. For these securities, the Company obtains fair value measurements from an independent pricing service. The fair value measurements consider observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury and other yield curves, live trading levels, trade execution data, market consensus prepayment speeds, credit information and the security’s terms and conditions, among other things.

Contingent consideration, related to the acquisition of Town Center Bank in 2010, is reported at fair value using Level 3 inputs. The contingent consideration is remeasured on a recurring basis based on the expected present value of cash flows to be paid to the shareholders of the acquired institution using a market discount rate. The maximum amount payable at December 31, 2012 is $290.

Balance as of December 31, 2009	$—
Contingent consideration recorded in Town Center transaction	1,752
Settlements	(496)

Balance as of December 31, 2010	1,256
Settlements	(415)
Change in estimated payments to be made	(20)

Balance as of December 31, 2011	821
Settlements	(395)
Change in estimated payments to be made	(136)

Balance at December 31, 2012	$290

In accordance with ASC Topic 820, certain assets and liabilities are measured at fair value on a nonrecurring basis; that is, the assets and liabilities are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment).

Impaired loans (loans which are not expected to repay all principal and interest amounts due in accordance with the original contractual terms) are measured at an observable market price (if available) or at the fair value of the loan’s collateral (if collateral dependent). Fair value of the loan’s collateral is determined by appraisals or independent valuation which is then adjusted for the estimated costs related to liquidation of the collateral. Management’s ongoing review of appraisal information may result in additional discounts or adjustments to valuation based upon more recent market sales activity or more current appraisal information derived from properties of similar type and/or locale. Therefore, the Company has categorized its impaired loans as Level 3.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The following table presents the assets carried on the consolidated balance sheet by caption and by level in the fair value hierarchy at December 31, 2012, 2011 and 2010, for which a nonrecurring change in fair value has been recorded:

		Fair Value Measurements at Reporting Date Using
	Assets/ Liabilities Measured at Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Period Ended Total Losses
December 31, 2012:
Measured on a nonrecurring basis:
Assets:
Impaired loans	$5,146	$—	$—	$5,146	$187
December 31, 2011:
Measured on a nonrecurring basis:
Assets:
Impaired loans	8,285	—	—	8,285	1,263
December 31, 2010:
Measured on a nonrecurring basis:
Assets:
Impaired loans	7,261	—	—	7,261	1,290

The Company has no nonfinancial assets or nonfinancial liabilities measured at fair value on a recurring basis. Other real estate is measured at fair value on a nonrecurring basis (upon initial recognition or subsequent impairment). Other real estate is classified within Level 3 of the valuation hierarchy. When transferred from the loan portfolio, other real estate is adjusted to fair value less estimated selling costs and is subsequently carried at the lower of carrying value or fair value less estimated selling costs. The fair value is determined using an external appraisal process, discounted based on internal criteria.

The following table presents other real estate that was remeasured and reported at fair value:

	December 31,
	2012	2011	2010
Carrying value of other real estate prior to remeasurement	$2,282	$21,964	$6,227
Plus gain recognized at foreclosure	—	642	—
Less charge-offs recognized in the allowance for loan losses at initial acquisition	(188)	(713)	(924)
Less subsequent writedowns included in noninterest expense	(94)	(168)	(759)

Adjusted carrying value of remeasured other real estate	$2,000	$21,725	$4,544

There were no transfers into or out of Level 3 categorization for the years presented.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

For Level 3 financial and nonfinancial assets measured at fair value on a non-recurring basis at December 31, 2012, the significant unobservable inputs used in the fair value measurements are as follows:

Assets	Fair Value	Valuation Technique	Unobservable Input(s)	Range (Weighted Average)
Impaired loans	$5,146	Collateral method	Adjustments for selling costs	N/A
Other real estate	2,000	Collateral method	Adjustments for selling costs	N/A
Contingent consideration	290	Cash flows to be paid	Expected payments	N/A

The methods and assumptions used by the Company in estimating fair values of financial instruments as disclosed herein in accordance with ASC Topic 825, Financial Instruments, other than for those measured at fair value on a recurring and nonrecurring basis discussed above, are as follows:

Cash and cash equivalents: The carrying amounts of cash and cash equivalents approximate their fair value.

Certificates of deposit held in other banks: The carrying amount of certificates of deposit in other banks, which mature within one year, approximates fair value.

Investment securities: Fair values for securities are based on quoted market prices or other observable data that may include dealer quotes, market spreads, cash flows, the U.S. Treasury yield curve, live trading levels, trade execution data, market consensus prepayment spreads, credit information and the bond’s terms and conditions, among other things.

Loans and loans held for sale: For variable-rate loans that reprice frequently and have no significant changes in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (for example, one-to-four family residential), commercial real estate and commercial loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank of Dallas and other restricted stock: The carrying value of restricted securities such as stock in the Federal Home Loan Bank of Dallas and Independent Bankers Financial Corporation approximates fair value.

Deposits: The fair values disclosed for demand deposits are, by definition, equal to the amount payable on demand at the reporting date (that is their carrying amounts). The carrying amounts of variable-rate certificates of deposit (CD’s) approximate their fair values at the reporting date. Fair values for fixed-rate CD’s are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Federal Home Loan Bank advances, line of credit and federal funds purchased: The fair value of advances maturing within 90 days approximates carrying value. Fair value of other advances is based on the Company’s current borrowing rate for similar arrangements.

Notes payable and other borrowings: The fair values are based upon prevailing rates on similar debt in the market place.

Junior subordinated debentures: The fair value of junior subordinated debentures is estimated using discounted cash flow analyses based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Accrued interest: The carrying amounts of accrued interest approximate their fair values.

Off-balance sheet instruments: Commitments to extend credit and standby letters of credit have short maturities and therefore have no significant fair value.

The carrying amount, estimated fair value and the financial hierarchy of the Company’s financial instruments were as follows at December 31, 2012, 2011 and 2010:

			Fair Value Measurements at Reporting Date Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2012:
Financial assets:
Cash and cash equivalents	$102,290	$102,290	$102,290	$—	$—
Certificates of deposit held in other banks	7,720	7,720	—	7,720	—
Securities available for sale	113,355	113,355	—	113,355	—
Loans held for sale	9,162	9,162	—	9,162	—
Loans, net	1,358,036	1,399,938	—	1,393,377	6,561
FHLB of Dallas stock and other restricted stock	8,165	8,165	—	8,165	—
Accrued interest receivable	4,647	4,647	—	4, 647	—
Financial liabilities:					—
Deposits	1,390,740	1,399,373	—	1,399,373	—
Accrued interest payable	985	985	—	985	—
FHLB advances	164,601	170,239	—	170,239	—
Notes payable	15,729	15,729	—	15,729	—
Other borrowings	20,788	20,970	—	20,970	—
Junior subordinated debentures	18,147	18,114	—	18,114	—
Contingent consideration	290	290	—	—	290
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—
December 31, 2011:
Financial assets:
Cash and cash equivalents	56,654	56,654	56,654	—	—
Securities available for sale	93,991	93,991	—	93,991	—
Loans held for sale	2,991	2,991	—	2,991
Loans, net	976,620	1,006,080	—	997,751	8,329
FHLB of Dallas stock and other restricted stock	5,147	5,147	—	5,147	—
Accrued interest receivable	4,027	4,027	—	4,027	—
Financial liabilities:
Deposits	1,030,484	1,038,313	—	1,038,313	—
Accrued interest payable	732	732	—	732	—
FHLB advances	82,291	85,103	—	85,103	—
Notes payable	18,692	18,692	—	18,692	—
Other borrowings	17,103	18,649	—	18,649	—
Junior subordinated debentures	14,538	14,527	—	14,527	—
Contingent consideration	821	821	—	—	821
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

			Fair Value Measurements at Reporting Date Using
	Carrying Amount	Estimated Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
December 31, 2010:
Financial assets:
Cash and cash equivalents	$86,346	$86,346	$86,346	$—	$—
Securities available for sale	52,611	52,611	—	52,611	—
Loans held for sale	3,301	3,301	—	3,301	—
Loans, net	848,424	875,140	—	869,388	5,752
FHLB of Dallas stock and other restricted stock	4,017	4,017	—	4,017	—
Accrued interest receivable	3,494	3,494	—	3,494	—
Financial liabilities:
Deposits	927,543	942,288	—	942,288	—
Accrued interest payable	908	908	—	908	—
FHLB advances	55,273	56,322	—	56,322	—
Notes payable	9,000	9,000	—	9,000	—
Other borrowings	11,383	12,666	—	12,666	—
Junior subordinated debentures	14,538	14,487	—	14,487	—
Contingent consideration	1,256	1,256	—	—	1,256
Off-balance sheet assets (liabilities):
Commitments to extend credit	—	—	—	—	—
Standby letters of credit	—	—	—	—	—

Note 19.	Stock Awards and Stock Warrants

The Company grants common stock awards to certain employees of the Company. The common stock vests five years from the date the award is granted and expense is recognized over the vesting period.

The following table summarizes the activity in nonvested shares for the year ended December 31, 2012:

	Number of Shares	Weighted Average Grant Date Price
Nonvested shares, December 31, 2010	164,358	$15.30
Granted during the year	17,965	17.19
Vested during the year	(2,298)	3.75

Nonvested shares, December 31, 2011	180,025	$15.64
Granted during the year	58,560	20.31
Vested during the year	(29,977)	14.76

Nonvested shares, December 31, 2012	208,608	$17.07

Compensation expense related to these awards was $643, $572 and $597 for the years ended December 31, 2012, 2011 and 2010, respectively, and is recorded in salaries and employee benefits in the accompanying consolidated statements of income. At December 31, 2012 future compensation expense is estimated to be $1,729 and will be recognized over a remaining weighted average period of 2.19 years.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The fair value of common stock awards that vested during the years ended December 31, 2012, 2011 and 2010 was $609, $39 and $2,333, respectively.

At December 31, 2012, the future vesting schedule of the nonvested shares is as follows:

First year	17,277
Second year	103,126
Third year	11,680
Fourth year	17,965
Fifth year	58,560

Total nonvested shares	208,608

Shares granted prior to 2012 were issued at the date of grant and receive dividends. Shares issued under a revised plan in 2012 are not outstanding shares of the Company until they vest and do not receive dividends.

The Company has issued warrants representing the right to purchase 150,544 shares of Company stock at $17.19 per share to certain Company directors and shareholders. The warrants were issued in return for the shareholders agreement to repurchase the subordinated debt outstanding to an unaffiliated bank in the event of Company default. The warrants expire in December 2018 and were recorded at a fair value of $475 as of the date of the warrants issuance. The Company recorded this amount as debt origination costs and is amortizing it over the term of the debt, which matures in 2016.

Note 20.	Regulatory Matters

Under banking law, there are legal restrictions limiting the amount of dividends the Bank can declare. Approval of the regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels. For state banks, subject to regulatory capital requirements, payment of dividends is generally allowed to the extent of net profits.

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of and December 31, 2012, 2011 and 2010, the Company and the Bank meet all capital adequacy requirements to which they are subject.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

As of December 31, 2012, 2011 and 2010, the Bank’s capital ratios exceeded those levels necessary to be categorized as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized”, the Bank must maintain minimum total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The actual capital amounts and ratios of the Company and Bank as of December 31, 2012, 2011 and 2010 are presented in the following table:

	Actual		Minimum for Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2012:
Total capital to risk weighted assets:
Consolidated	$137,525	10.51%	$104,693	8.00%	N/A	N/A
Bank	143,618	11.07	103,790	8.00	$129,738	10.00%
Tier I capital to risk weighted assets:
Consolidated	107,539	8.22	52,346	4.00	N/A	N/A
Bank	132,140	10.19	51,895	4.00	77,843	6.00
Tier I capital to average assets:
Consolidated	107,539	6.45	66,722	4.00	N/A	N/A
Bank	132,140	7.99	66,162	4.00	82,702	5.00
December 31, 2011:
Total capital to risk weighted assets:
Consolidated	$109,457	11.19%	$78,254	8.00%	N/A	N/A
Bank	108,777	11.32	76,904	8.00	$96,131	10.00%
Tier I capital to risk weighted assets:
Consolidated	84,049	8.59	39,127	4.00	N/A	N/A
Bank	99,717	10.37	38,452	4.00	57,678	6.00
Tier I capital to average assets:
Consolidated	84,049	6.89	48,763	4.00	N/A	N/A
Bank	99,717	8.28	48,167	4.00	60,209	5.00
December 31, 2010:
Total capital to risk weighted assets:
Consolidated	$93,594	11.10%	$67,443	8.00%	N/A	N/A
Bank	101,203	12.01	67,405	8.00	$84,257	10.00%
Tier I capital to risk weighted assets:
Consolidated	74,825	8.88	33,721	4.00	N/A	N/A
Bank	92,800	11.01	33,703	4.00	50,554	6.00
Tier I capital to average assets:
Consolidated	74,825	6.98	42,859	4.00	N/A	N/A
Bank	92,800	8.56	43,353	4.00	54,192	5.00

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

The following is a reconciliation of the consolidated equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Consolidated equity capital	$124,510	$85,997	$76,044
Unrealized gains on securities, net	(2,578)	(2,162)	(866)
Junior subordinated debentures, net	17,600	14,100	14,100
Disallowed goodwill and core deposit intangibles	(31,993)	(13,886)	(14,453)

Consolidated Tier 1 capital	107,539	84,049	74,825
Tier 2 capital-subordinated debt (limited)	18,508	16,348	10,366
Allowance for loan losses	11,478	9,060	8,403

Consolidated total capital	$137,525	$109,457	$93,594

The following is a reconciliation of Bank equity capital under U.S. generally accepted accounting principles to Tier 1 capital and total capital at December 31, 2012, 2011 and 2010:

	December 31,
	2012	2011	2010
Bank equity capital	$166,711	$115,765	$108,119
Unrealized gains on securities, net	(2,578)	(2,162)	(866)
Disallowed goodwill and core deposit intangibles	(31,993)	(13,886)	(14,453)

Bank Tier 1 capital	132,140	99,717	92,800
Allowance for loan losses	11,478	9,060	8,403

Bank total capital	$143,618	$108,777	$101,203

Note 21.	IBG Adriatica

In June 2011, IBG formed a wholly owned subsidiary, IBG Adriatica Holdings (Adriatica), to acquire loans from First United Bank, Durant, Oklahoma (First United Bank). The loans had an aggregate face value of $23,000 and were secured by approximately 27 acres of real property located in the Adriatica Development in McKinney, TX.

The purchase price of the loans was $16,250, of which $12,188 was financed with First United Bank. The loan is guaranteed by IBG.

Adriatica subsequently acquired the real property through a deed in lieu of foreclosure. The real property consists of a commercial office building, retail center, residential lots and a multi-story parking garage. The property was recorded at a fair value net of selling costs of $16,949 based on a current independent appraisal and a gain of $699 was recognized. In addition, Adriatica purchased a building located on the property for $442 and has capitalized improvements of $54 during the year ended December 31, 2011.

Management has engaged a project manager to oversee and market the development. Adriatica incurred expenses of approximately $447 and $303 during the years ended December 31, 2012 and 2011, respectively, to complete finish out of the garage and other maintenance to prepare the property to sell.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

In December 2011, a tract of land adjacent to the garage and rights to parking spaces were sold to an investment partnership comprised of certain of the Company’s principals, including the Chairman of the Board and the majority shareholder as well as certain other directors of the Company. Adriatica received proceeds of $1,500 for this property which was the appraised value. Adriatica recognized a gain of $115 due to minimal selling costs incurred on the sale. In December 2012, an additional tract of land and parking was sold to the same investment partnership for net proceeds of $3,443 generating a gain of $869. The investment partnership has an option to buy another 32,000 square feet of undeveloped property in the future. Management believes that these transactions have comparable terms to those that could be arranged with an independent third party.

Also during 2012, Adriatica sold two townhomes and an office building to unrelated entities and recognized a total gain of approximately $686 on these sales.

The retail center has leased space to several tenants with lease contracts expiring from 2013 through 2016. Adriatica recognized rental income of approximately $1,055, $442 and $0 during the years ended December 31, 2012, 2011 and 2010, respectively. The rental income is recorded in the statements of income as an offset to expenses from operations of IBG Adriatica. The retail leases will transfer with the property at the time the retail center is sold.

Note 22.	Business Combinations

I Bank Acquisition

On April 1, 2012, the Company acquired 100% of the outstanding stock of I Bank Holding Company, Inc. and its wholly owned subsidiary iBank Texas with branches in Lakeway, Texas and a branch located in Georgetown, Texas.

Estimated fair values of the assets acquired and liabilities assumed in the transaction as of the closing date of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$19,993
Certificates of deposit held in other banks	17,078
Investment in restricted stock	702
Loans	116,948
Premises and equipment	2,165
Other real estate owned	416
Goodwill	12,967
Core deposit intangible	1,097
Other assets	1,221

Total assets	$172,587

Liabilities of acquired bank:
Deposits	$122,876
FHLB advances	12,500
Other liabilities	211

Total liabilities	$135,587

Cash paid in I Bank Holding Company, Inc. transaction	$37,000

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Non-credit impaired loans had a fair value of $113,531 at the date of acquisition and contractual balances of $113,723. The difference of $192 will be recognized into interest income as an adjustment to yield over the life of the loans.

The Company recognized goodwill of $12,967 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. Goodwill resulted from a combination of expected synergies, expansion of Austin market area and growth opportunities. Goodwill is not expected to be deducted for tax purposes.

The Company had incurred expenses related to the acquisition of approximately $705 during the year ended December 31, 2012, which is included in acquisition expense.

Pro forma net income for the years ended December 31, 2012 and 2011 would have been $18,308 and $17,321, respectively, and revenues would have been $82,966 and $75,669 for the same years, respectively, had the acquisition occurred as of January 1, 2011. The operations of iBank were merged into Independent Bank as of the date of the acquisition. Separate revenue and earnings of the former iBank are not available subsequent to the business combination.

Community Group Acquisition

On October 1, 2012, the Company completed an acquisition of The Community Group, Inc. (CGI) and its wholly owned subsidiary United Community Bank. The Company issued 182,221 shares of Company common stock plus $9.6 million in cash for all outstanding shares of CGI. The Company’s stock was valued at $20.31 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The Company recognized goodwill of $4,779 which is calculated as the excess of both the consideration exchanged and liabilities assumed compared to the fair market value of identifiable assets acquired. Goodwill resulted from a combination of expected synergies, desirable branch locations and growth opportunities. Goodwill is not expected to be deducted for tax purposes.

The Company had incurred expenses related to the acquisition of approximately $696 during 2012, which is included in acquisition expense. The results of operations for the Company would not have been materially different had the acquisition occurred as of January 1, 2011. Therefore, pro forma information has not been disclosed.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Estimated fair values of the assets acquired and liabilities assumed in the transaction as of the closing dates of the transaction was as follows:

Assets of acquired bank:
Cash and cash equivalents	$26,237
Securities available for sale	10,314
Loans	63,500
Premises and equipment	3,530
Other real estate	1,157
Investment in FHLB stock and other restricted stock	715
Goodwill	4,779
Core deposit intangible	265
Other assets	470

Total assets	$110,967

Liabilities of acquired bank:
Deposits	$93,568
Junior subordinated debentures	3,609
Other liabilities	489

Total liabilities	$97,666

Common stock issued in The Community Group, Inc. transaction	$3,701

Cash paid in The Community Group, Inc. transaction	$9,600

Non-credit impaired loans had a fair value of $58,694 at the date of acquisition and contractual balances of $59,106.The difference of $412 will be recognized into interest income as an adjustment to yield over the life of the loans.

Farmersville and Town Bank Acquisitions

On July 31, 2010, and September 30, 2010 the Company acquired certain assets and assumed certain deposits and liabilities of Town Center Bank and Farmersville Bancshares, Inc., respectively. The Company recorded a liability of $1,752 for contingent consideration expected to be paid to the former owners of Town Center Bank. The contingent consideration is based on performance of the acquired loan portfolio of Town Center Bank and will be resolved three years from the date of the business combination. The maximum amount payable at July 31, 2010 was $1,752.

The Company issued 192,688 shares of Company stock for all outstanding shares of Farmersville Bancshares, Inc. The Company’s stock was valued at $17.19 per share which was based on the most recent selling price of the Company’s stock to third party investors.

The purchase accounting for these transactions resulted in a bargain purchase gain of $6,692 which arose primarily due to the previous owners of the acquired banks being compelled to sell for regulatory reasons. In addition, the valuation of property acquired in connection with the transaction was significantly higher than anticipated at the date the terms of the acquisitions were negotiated.

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

During 2010, the Company recorded $668 in expenses related to the business combinations that is included in acquisition expense in the accompanying consolidated statements of income.

These acquisitions established Independent Bank’s presence and locations in northwest Dallas County and Denton County, Texas and extended its presence in eastern Collin County, Texas.

Estimated fair values of the assets acquired and liabilities assumed in the transactions as of the closing dates of the transactions were as follows:

Assets of acquired banks:
Cash and cash equivalents	$21,039
Federal funds sold	16,780
Securities available for sale	9,937
Investment in restricted stock	204
Loans	67,505
Premises and equipment	14,541
Other real estate owned	4,553
Core deposit intangible	1,748
Other assets	564

Total assets	$136,871

Liabilities of acquired banks:
Deposits	$120,431
Subordinated debt assumed in Farmersville transaction	2,285
Other borrowings	1,350
Accrued expenses and other liabilities	949

Total liabilities	$125,015

Common stock issued in Farmersville transaction	$3,311

Cash paid in Farmersville transaction	$101

Contingent consideration recorded in Town Center transaction	$1,752

Bargain purchase gain recorded on acquisitions	$6,692

Note 23.	Sale of Branch

During September 2012, the Company sold its Coupland, Texas branch, including loans, deposits, related accrued interest and property and equipment to an unaffiliated institution. As a result of this branch sale, the Company transferred deposits of $20,074, including accrued interest, for a deposit premium of $414. The assets were sold for current recorded value of $1,233. The Company reduced goodwill and core deposit intangibles associated with this branch by $254 and $119, respectively, and recognized a gain of $38 on the sale.

Note 24.	Subsequent Events – Stock Offering and Stock Split

IBG qualifies as an “emerging growth company” as defined by the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). In October 2012, the Board of Directors of the Company approved a resolution for IBG to sell

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

shares of common stock to the public in an initial public offering. On December 28, 2012 the Company submitted a confidential draft Registration Statement on Form S-1 with the SEC with respect to the shares to be registered and sold. On February 27, 2013, the Company filed a public Registration Statement on Form S-1 with the SEC.

In connection with the initial public offering, on February 22, 2013 the Company amended its certificate of incorporation to affect a 3.2-for-one stock split of its common stock and change the its par value of common stock from $1 to $.01. All previously reported share amounts have been retrospectively restated to give effect to the stock split and the common stock account has been reallocated to additional paid in capital to reflect the new par value.

Deferred transaction costs of $603 associated with the offering of common stock are recorded in other assets as of December 31, 2012. Transaction costs will be recognized as a reduction to the proceeds of the stock offering.

Note 25.	Parent Company Only Financial Statements

The following balance sheets, statements of income and statements of cash flows for Independent Bank Group, Inc. should be reread in conjunction with the consolidated financial statements and the notes thereto.

Balance Sheets

	December 31,
Assets	2012	2011	2010
Cash and cash equivalents	$1,396	$4,375	$2,713
Investment in subsidiaries	173,724	120,711	108,119
Investment in Trusts	547	438	438
Other assets	987	325	34

Total assets	$176,654	$125,849	$111,304

Liabilities and Stockholders’ Equity
Notes payable	$12,250	$7,500	$9,000
Other borrowings	20,788	17,103	11,383
Junior subordinated debentures	18,147	14,538	14,538
Other liabilities	959	711	339

Total liabilities	52,144	39,852	35,260

Stockholders’ equity:
Common stock	83	69	69
Additional paid-in capital	88,791	59,196	58,149
Retained earnings	33,290	24,594	16,984
Treasury stock	(232)	(24)	(24)
Accumulated other comprehensive income	2,578	2,162	866

Total stockholders’ equity	124,510	85,997	76,044

Total liabilities and stockholders’ equity	$176,654	$125,849	$111,304

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Statements of Income

	Years Ended December 31,
	2012	2011	2010
Interest expense:
Interest on notes payable and other borrowings	$1,720	$1,270	$981
Interest on junior subordinated debentures	531	480	484

Total interest expense	2,251	1,750	1,465

Noninterest income:
Dividends from subsidiaries	25,634	10,690	7,584
Other	24	33	15

	25,658	10,723	7,599
Noninterest expense:
Salaries and employee benefits	1,163	1,028	1,041
Professional fees	—	168	54
Acquisition expense, including legal	1,401	—	668
Other	36	155	57

Total noninterest expense	2,600	1,351	1,820

Net income before equity in undistributed income of subsidiaries	20,807	7,622	4,314

Equity in undistributed (loss) income of subsidiaries	(3,430)	6,078	8,802

Net income	$17,377	$13,700	$13,116

Independent Bank Group, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Statements of Cash Flows

	Years Ended December 31,
	2012	2011	2010
Cash flows from operating activities:
Net income	$17,377	$13,700	$13,116
Adjustments to reconcile net income to net cash provided by operating activities:
Equity in undistributed net loss (income) of subsidiaries	3,430	(6,078)	(8,802)
Stock grants amortized	643	572	597
Net change in other assets	(523)	184	5
Net change in other liabilities	9	372	(272)

Net cash provided by operating activities	20,936	8,750	4,644

Cash flows from investing activities:
Capital investment in subsidiaries	(2,050)	(5,215)	—
Cash received from acquired company	39	—	—
Cash paid in acquisitions	(46,600)	—	(361)

Net cash used in investing activities	(48,611)	(5,215)	(361)

Cash flows from financing activities:
Repayments of other borrowings	(3,245)	(3,513)	(2,072)
Proceeds from other borrowings	11,680	7,730	—
Treasury stock purchased	(208)	—	(1)
Proceeds from issuance of common stock	25,150	—	—
Dividends paid	(8,681)	(6,090)	(4,244)

Net cash provided by (used in) financing activities	24,696	(1,873)	(6,317)

Net change in cash and cash equivalents	(2, 979)	1,662	(2,034)

Cash and cash equivalents at beginning of year	4,375	2,713	4,747

Cash and cash equivalents at end of year	$1,396	$4,375	$2,713

BOH Holdings, Inc.

Consolidated Balance Sheets

as of September 30, 2013 (Unaudited) and December 31, 2012

ASSETS	September 30, 2013	December 31, 2012
	(Dollars in Thousands)
Cash and non-interest bearing due from bank deposits	$3,326	$12,282
Interest bearing deposits in financial institutions	89,507	109,948
Federal funds sold	-	500

Total Cash and Cash Equivalents	92,833	122,730

Securities held to maturity	8,534	9,567
Securities available for sale	88,724	107,741
Other investments	3,954	3,963

Loans	704,641	629,345
Less allowance for possible credit losses	(6,239)	(6,139)

Loans, net	698,402	623,206

Bank owned life insurance	17,249	16,830
Premises and equipment, net	7,486	8,059
Real estate acquired by foreclosure	3,377	5,086
Accrued interest receivable	1,955	2,392
Prepaid and other assets	2,057	1,322

Total Assets	$924,571	$900,896

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits:
Non-interest bearing	$302,421	$355,509
Interest bearing	444,880	406,903

Total Deposits	747,301	762,412

Other borrowings	80,300	40,000
Securities sold under repurchase agreements	-	10,000
Accrued interest payable	163	298
Other liabilities	2,525	1,386

Total Liabilities	830,289	814,096

Stockholders’ Equity
Preferred stock series C	23,938	23,938
Preferred stock series D	919	323
Common stock	34,997	34,769
Capital surplus	14,806	14,494
Retained earnings	19,609	11,506
Accumulated other comprehensive income	13	1,770

Total Stockholders’ Equity	94,282	86,800

Total Liabilities and Stockholders’ Equity	$924,571	$900,896

See Notes to Consolidated Financial Statements.

BOH Holdings, Inc.

Consolidated Statements of Income

for the Nine Months ended September 30, 2013 and 2012 (Unaudited)

	Nine months ended September 30,
	2013	2012
	(Dollars in Thousands)
INTEREST INCOME
Interest and fees on loans	$26,472	$23,303
Investment securities	1,888	2,018
Federal funds sold and other	-	16

Total Interest Income	28,360	25,337

INTEREST EXPENSE
Deposits	1,421	1,740
Repurchase agreements and other borrowings	444	702

Total Interest Expense	1,865	2,442

NET INTEREST INCOME	26,495	22,895

PROVISION FOR POSSIBLE CREDIT LOSSES	100	50

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE CREDIT LOSSES	26,395	22,845

NON-INTEREST INCOME
Service charges and other	1,170	658
Bank owned life insurance	419	375
Gain on sale of securities, net	45	185
Gain on sale of other real estate owned, net	162	3

Total Non-interest Income	1,796	1,221

NON-INTEREST EXPENSE
Salaries and employee benefits	10,572	9,836
Net occupancy and equipment expense	1,821	1,887
Loss on sale of other real estate owned and expenses	132	489
Professional and director fees	439	510
Data processing costs	781	706
Deposit account transaction and correspondent bank fees	538	533
Regulatory fees	474	431
Office expenses	205	248
Other	1,141	918

Total Non-interest Expense	16,103	15,558

NET INCOME BEFORE INCOME TAX EXPENSE	12,088	8,508

INCOME TAX EXPENSE	3,804	2,678

CONSOLIDATED NET INCOME	$8,284	$5,830

See Notes to Consolidated Financial Statements.

BOH Holdings, Inc.

Consolidated Statements of Comprehensive Income

for the Nine Months ended September 30, 2013 and 2012 (Unaudited)

	Nine months ended September 30,
	2013	2012
	(dollars in thousands)
Consolidated Net Income	$8,284	$5,830

Other Comprehensive Income:
Securities available for sale:
Net unrealized holding gains (losses) arising during the period	(2,619)	730
Reclassification adjustment for beginning of year net unrealized gain included in income	(42)	(10)

Change in related deferred income tax	904	(245)

Total Other Comprehensive (Loss)/Income	(1,757)	475

Total Comprehensive Income	$6,527	$6,305

See Notes to Consolidated Financial Statements.

BOH Holdings, Inc.

Consolidated Statements of Changes in Stockholders’ Equity

for the Nine Months ended September 30, 2013 and 2012 (Unaudited)

(Dollars in Thousands)

	Preferred Stock	Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balance - December 31, 2011	$23,938	$33,860	$-	$13,573	$11,430	$1,878	$84,679
Issuance of Common Stock (67,220 shares)	-	336	-	464	-	-	800
Series D Preferred Stock Options Exercised (19,326 shares)	196	-	-	34	-	-	230
Common Stock Stock Options Exercised (17,800 shares)	-	89	-	45	-	-	134
Stock-based Compensation on Series D Preferred	-	-	-	23	-	-	23
Stock-based Compensation Expense on Common Stock	-	-	-	108	-	-	108
Net Income	-	-		-	5,830	-	5,830
Purchase of Treasury Stock (8,000 shares)	-	-	(66)	-	-	-	(66)
Sale of Treasury Stock (8,000 shares)	-	-	66	29	-	-	95
Change in Unrealized Gain on Securities (Net of Deferred Income Tax of $(245))	-	-	-	-	-	475	475
Dividends Paid on Preferred Stock Series C	-	-	-	-	(180)	-	(180)

Balance - September 30, 2012	$24,134	$34,285	$-	$14,276	$17,080	$2,353	$92,128

Balance - December 31, 2012	$24,261	$34,769	$-	$14,494	$11,506	$1,770	$86,800
Series D Preferred Stock Options Exercised (62,250 shares)	596	-	-	73	-	-	669
Common Stock Stock Options Exercised (45,642 shares)	-	228	-	69	-	-	297
Stock-based Compensation on Series D Preferred	-	-	-	16	-	-	16
Stock-based Compensation Expense on Common Stock	-	-	-	154	-	-	154
Net Income	-	-		-	8,284	-	8,284
Change in Unrealized Gain on Securities (Net of Deferred Income Tax of $904)	-	-	-	-	-	(1,757)	(1,757)
Dividends Paid on Preferred Stock Series C	-	-	-	-	(181)	-	(181)

Balance - September 30, 2013	$24,857	$34,997	$-	$14,806	$19,609	$13	$94,282

See Notes to Consolidated Financial Statements.

BOH Holdings, Inc.

Consolidated Statements of Changes in Cash Flows

for the Nine Months ended September 30, 2013 and 2012 (Unaudited)

	Nine months ended September 30,
	2013	2012
	(Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$8,284	$5,830

Adjustments to reconcile consolidated net income to net cash provided by operating activities:
Provision for possible credit losses	100	50
Depreciation and amortization expense	770	771
Amortization and accretion of premiums and discounts on investment securities, net	1,823	643
Gain on the sale of securities, net	(45)	(185)
Gain on the sale of other real estate, net	(162)	(3)
Market value adjustment of other real estate owned	-	102
Increase in cash surrender value of Bank owned life insurance	(419)	(375)
Deferred tax (benefit)/expense	(904)	245
Stock-based compensation expense	138	131
Change in operating assets and liabilities:
Accrued interest receivable and prepaid and other assets	(298)	240
Accrued interest payable and other liabilities	1,004	2,400

Total adjustments	2,007	4,019

Net cash provided by operating activities	10,291	9,849

CASH FLOWS FROM INVESTING ACTIVITIES:
Sales/(Purchases) of held to maturity securities	1,033	(2,723)
Proceeds from sales, paydowns and maturities of available for sale securities	26,533	280,448
Purchases of available for sale securities	(10,116)	(315,490)
Net increase in loans	(75,296)	(50,997)
Proceeds from sales of other real estate	1,872	422
Purchases of premises and equipment, net	(197)	(1,302)
Purchase of Bank owned life insurance	-	(5,000)
Sales/(purchases) of other investments	9	(6)

Net cash used by investing activities	(56,162)	(94,648)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net (decrease)/increase in noninterest-bearing deposits	(53,088)	28,436
Decrease in securities sold under repurchase agreements	(10,000)	-
Net increase in interest-bearing deposits	37,977	48,238
Increase in other borrowings	40,300	-
Proceeds from issuance of Common Stock	-	800
Proceeds from purchase/sale of Treasury Stock, net	-	29
Dividends paid on Preferred Stock, Series C	(181)	(180)
Proceeds from exercise of Series D, Preferred Stock	669	230
Proceeds from exercise of stock options	297	134

Net cash provided by financing activities	15,974	77,687

NET (DECREASE) IN CASH AND CASH EQUIVALENTS	(29,897)	(7,112)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	122,730	125,299

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$92,833	$118,187

See Notes to Consolidated Financial Statements.

BOH Holdings, Inc.

Condensed Notes to Consolidated Unaudited Interim Financial Statements
for the Nine Months ended September 30, 2013 (unaudited)

NOTE A	BASIS OF PRESENTATION

Bank of Houston (the Bank) is a wholly owned subsidiary of BOH Holdings, Inc. (the Company). The Bank is a state banking association that commenced its operations on March 24, 2005. The Bank operates five banking facilities in Houston, Texas and one banking facility in Kingwood, Texas. The Bank’s primary source of revenue is from investing funds received from depositors and from providing loan and other banking services to its customers. The Bank operates under a state charter and is subject to regulation by the Texas Department of Banking and the Federal Deposit Insurance Corporation. BOH Holdings, Inc. is subject to regulation by the Federal Reserve Bank.

BOH Realty, LLC (the LLC), is a wholly owned subsidiary of the Company. The LLC commenced operations on June 29, 2011. The LLC’s primary purpose is to hold and market properties held in its real estate owned portfolio.

General Asset Holdings, LLC (GAH) is a wholly owned subsidiary of the Company and was formed on August 22, 2011 to hold non-local bank real estate owned. GAH has no assets or liabilities at September 30, 2013.

The accompanying consolidated unaudited financial statements include accounts of the Company, LLC, and the Bank. All significant intercompany transactions and accounts have been eliminated.

The consolidated unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America for interim financial information. In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments necessary to present fairly, and in accordance with generally accepted accounting principles in the United States of America, the Bank’s financial position, results of operations and cash flows, and the changes in stockholders’ equity.

These consolidated unaudited interim financial statements and notes should be read in conjunction with the consolidated financial statements and accompanying notes included for the year ended December 31, 2012. The results of operations for the nine month period ending September 30, 2013 are not necessarily indicative of future results that may be expected for a full-year period or any interim period.

Subsequent Events - The Company has evaluated subsequent events through January 15, 2014, the date the financial statements were available to be included in the Registration Statement on Form S-4 of Independent Bank Group, Inc. as filed with the Securities and Exchange Commission. No subsequent events occurred, other than those described below which require adjustment to or disclosure in the financial statements at September 30, 2013.

On November 21, 2013, the Company entered into a definitive agreement with Independent Bank Group, Inc. (IBG) to sell the Company, and its subsidiary Bank of Houston, for an expected combination of cash and stock purchase price totaling approximately $170 million. The merger has been approved by the Boards of Directors of both companies and is expected to close during the second quarter of 2014, although delays may occur. The transaction is subject to certain conditions, including the approval by the shareholders of IBG, the Company and customary regulatory approvals.

Reclassifications - Certain reclassifications were made to the financial statement presentation for the period ended September 30, 2012 in order to conform to the September 30, 2013 financial statement presentation with no effect on reported income or equity.

Statements of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

NOTE A	BASIS OF PRESENTATION (CONTINUED)

	Nine months ended September 30,

	2013	2012
	(Dollars in Thousands)
Cash paid during the year for:
Interest	$2,000	$2,505

Income taxes	$3,950	$1,900

NOTE B	SECURITIES

Securities have been classified according to management’s intent. The amortized cost and estimated fair values of securities are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)

September 30, 2013

Held to Maturity:

U.S. Government Agency:

Mortgage-backed securities	$8,534	$135	$(156)	$8,514

Available for Sale:

U.S. Government Agency:

Debt securities	$8,601	$28	$(437)	$8,192

Mortgage-backed securities	40,752	867	(1,262)	40,357

Municipal securities	39,351	1,103	(279)	40,175

	$88,704	$1,998	$(1,978)	$88,724

December 31, 2012

Held to Maturity:

U.S. Government Agency:

Mortgage-backed securities	$9,567	$412	$(6)	$9,973

Available for Sale:

U.S. Government Agency:

Debt securities	$9,818	$40	$(89)	$9,769

Mortgage-backed securities	42,285	1,391	(175)	43,501

Municipal securities	52,957	1,582	(68)	54,471

	$105,060	$3,013	$(332)	$107,741

For the nine months ended September 30, 2013 and year ended December 31, 2012, securities were sold recognizing gross gains of $45 thousand and $432 thousand, respectively.

NOTE B	SECURITIES (CONTINUED)

Other-than-temporary impairment

For securities in an unrealized loss position, the following table shows gross unrealized losses and fair value by length of time that individual securities have been in a continuous unrealized loss position. At September 30, 2013 and December 31, 2012, the Company had no securities in an unrealized loss position which were for greater than 12 months in duration. At September 30, 2013 and December 31, 2012 the Company had fifty-one and seventy-eight securities, respectively, in an unrealized loss position for less than 12 months in duration.

	Less Than Twelve Months
	Gross Unrealized Losses	Estimated Fair Value
September 30, 2013	(Dollars in Thousands)

Held to Maturity

U.S. Government Agency:

Mortgage-backed securities	$(156)	$3,871

Available for Sale:

U.S. Government Agency:

Debt securities	$(437)	$7,328

Mortgage-backed securities	(1,262)	19,105

Municipal securities	(279)	18,732

Total Available for Sale	$(1,978)	$45,165

December 31, 2012

Held to Maturity

U.S. Government Agency:

Mortgage-backed securities	$(6)	$1,400

Available for Sale:

U.S. Government Agency:

Debt securities	$(89)	$7,769

Mortgage-backed securities	(175)	11,316

Municipal securities	(68)	25,269

Total Available for Sale	$(332)	$44,354

NOTE B	SECURITIES (CONTINUED)

Management has the ability and the intent to hold the securities classified as held to maturity that are in an unrealized loss position until they mature. Management does not have the intent to sell any of the securities classified as available for sale that are in an unrealized loss position and believes that it is more likely than not that the Company will not have to sell any of these securities before a recovery of cost. The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the securities were acquired. The fair value of these securities is expected to recover as the securities reach their maturity or re-pricing date, or if market rates for such investments decline. Management does not believe that any of the securities are impaired due to reasons of credit quality. Accordingly, as of September 30, 2013 and December 31, 2012, management believes the impairments for securities in an unrealized loss position are temporary and no impairment loss has been realized in the Company’s consolidated statements of income for the period and the year then ended.

NOTE C	LOANS

Loans by portfolio segment at September 30, 2013 and December 31, 2012 are summarized as follows:

	September 30, 2013		December 31, 2012
	Balance	Percent	Balance	Percent
	(Dollars in Thousands)

Commercial & industrial	$200,606	28.44%	$191,192	30.34%

Commercial real estate	386,429	54.79%	339,380	53.85%

Residential real estate	101,001	14.32%	80,776	12.82%

Consumer	14,145	2.01%	15,360	2.44%

Other	3,131	0.44%	3,468	0.55%

	705,312	100.00%	630,176	100.00%

Less deferred loan fees, net	(671)		(831)

Less allowance for possible credit losses	(6,239)		(6,139)

Loans, net	$698,402		$623,206

NOTE D	NON-PERFORMING LOANS

The Company had no loans past due greater than 90 days and two loans totaling $502 thousand on non-accrual at September 30, 2013. At December 31, 2012, the Company had one commercial loan with a balance of $300 thousand, which was 90 days or more past due and on non-accrual. The Company had $1.2 million in loans past due 90 days or more and still accruing interest at December 31, 2012.

For the period and the year ended September 30, 2013 and December 31, 2012, respectively, the Company recorded no interest income on non-accrual loans that was not reversed when the loan was placed on non-accrual. Interest income that would have been earned under the original terms of the non-accrual loans was $10 thousand and $8 thousand for the period and the year ended September 30, 2013 and December 31, 2012, respectively.

The Company has no loans restructured at September 30, 2013 and December 31, 2012.

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES

For purposes of determining the allowance for possible credit losses, the Company segments certain loans in its portfolio by product type. Each class of loan requires significant judgment to determine the estimation method that fits the credit risk characteristics of its portfolio segment. To facilitate the assessment of risk, management reviews reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. The Company utilizes an independent third party loan review service to review the credit risk assigned to loans on a periodic basis and the results are presented to management for review.

An analysis of activity in the allowance for possible credit losses, by portfolio segment, for the nine months ended September 30, 2013 and 2012 are as follows:

	Balance at the beginning of period	Provisions	Charge-offs	Recoveries	Balance at end of period
Nine Months Ended	(Dollars in Thousands)

September 30, 2013

Commercial & industrial	$1,861	$(251)	$-	$-	$1,610

Commercial real estate	3,517	(194)	-	-	3,323

Residential real estate	463	490	-	-	953

Consumer	90	28	-	-	118

Other	4	27	-	-	31

Total	$5,935	$100	$-	$-	$6,035

Nine Months Ended
September 30, 2012

Commercial & industrial	$2,003	$17	$(159)	$-	$1,861

Commercial real estate	3,391	26	-	100	3,517

Residential real estate	457	6	-	-	463

Consumer	87	1	-	2	90

Other	4	-	-	-	4

Total	$5,942	$50	$(159)	$102	$5,935

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES (CONTINUED)

The following table presents risk grades and classified loans by loan class at September 30, 2013 and December, 31, 2012. Pass loans include risk grades 1 through 3. Classified loans include risk grades 4, 5, 6, and 7. The Company had no loans classified grades 6 or 7 at September 30, 2013 and December 31, 2012.

	Pass	Grade 4	Grade 5	Total loans
September 30, 2013	(Dollars in Thousands)

Commercial & industrial	$199,444	$604	$558	$200,606

Commercial real estate mortgage	291,167	150	10,471	301,788

Construction & development	83,115	1,526	-	84,641

1-4 family residential	89,284	197	215	89,696

Multi-family residential	11,305	-	-	11,305

Consumer loans	13,952	182	11	14,145

Other loans	3,131	-	-	3,131

Total	$691,398	$2,659	$11,255	$705,312

December 31, 2012

Commercial & industrial	$189,496	$820	$876	$191,192

Commercial real estate mortgage	241,981	158	8,052	250,191

Construction & development	87,103	2,086	-	89,189

1-4 family residential	67,190	210	-	67,400

Multi-family residential	13,376	-	-	13,376

Consumer loans	15,344	-	16	15,360

Other loans	3,468	-	-	3,468

Total	$617,958	$3,274	$8,944	$630,176

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES (CONTINUED)

The Company’s loans and allowance for credit losses as of September 30, 2013 and December 31, 2012 by loan class and disaggregated on the basis of the Company’s impairment methodology is as follows:

September 30, 2013	Loans individually evaluated for impairment	Loans collectively evaluated for impairment	Total loans	Allowance related to loans individually evaluated for impairment

Commercial & industrial	$1,165	$199,441	$200,606	$489

Commercial real estate mortgage	10,744	291,044	301,788	525

Construction & development	1,532	83,109	84,641	-

1-4 family residential	413	89,283	89,696	-

Multi-family residential	-	11,305	11,305	-

Consumer loans	193	13,952	14,145	4

Other loans	-	3,131	3,131	-

Total Loans	$14,047	$691,265	$705,312	$1,018

December 31, 2012

Commercial & industrial	$1,703	$189,490	$191,192	$591

Commercial real estate mortgage	8,261	241,930	250,191	809

Construction & development	2,094	87,095	89,189	148

1-4 family residential	210	67,190	67,400	-

Multi-family residential	-	13,376	13,376	-

Consumer loans	16	15,344	15,360	-

Other loans	-	3,468	3,468	-

Total Loans	$12,284	$617,893	$630,176	$1,548

The following table reflects the unpaid principal balances for impaired loans, segregated by loan class, with the associated allowance amount as of September 30, 2013 and December 31, 2012.

September 30, 2013	Impaired loan balance without an allowance	Impaired loan balance with an allowance	Related Allowance
Commercial & industrial	$18	$542	$489
Commercial real estate mortgage	8,421	2,173	525
1-4 family residential	216	-	-
Consumer loans	-	11	4

Total	$8,655	$2,726	$1,018

December 31, 2012
Commercial & industrial	$-	$1,703	$591
Commercial real estate mortgage	-	8,261	809
Construction & development	-	2,094	148
1-4 family residential	210	-	-
Consumer loans	16	-	-

Total	$226	$12,058	$1,548

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES (CONTINUED)

For the nine months ended September 30, 2013 and year ended December 31, 2012, the Company’s average impaired loans were $13.2 million and $14.2 million, respectively. The Company has no commitment to loan additional funds to borrowers whose loans have been classified as impaired.

NOTE F	OTHER REAL ESTATE OWNED

An analysis of activity in other real estate owned for the nine months ended September 30, 2013 and the year ended December 31, 2012 is as follows:

	September 30, 2013	December 31, 2012
	(Dollars in Thousands)

Balance at beginning of period	$5,086	$6,708
Market value adjustments	-	(340)
Sales	(1,709)	(1,282)

Balance, end of period	$3,377	$5,086

NOTE G	INCOME TAXES

The components of the provision for federal income tax expense for the nine months ended September 30, 2013 and 2012 are as follows:

	Nine Months Ended September 30,
	2013	2012
	(Dollars in Thousands)

Current	$3,882	$2,927
Deferred	(78)	(249)

Federal income tax expense	$3,804	$2,678

The provision for federal income tax expense at the statutory rate of 34% for the nine months ended September 30, 2013 and 2012 differs from the income tax expense recorded for financial reporting purposes as follows:

	Nine Months Ended September 30,
	2013	2012
	(Dollars in Thousands)

Tax expense calculated at statutory rate	$4,110	$2,892
Increase (Decrease) resulting from:
Tax exempt interest and income on life insurance	(467)	(414)
Nondeductible expenses	74	82
Other	87	118

Income tax expense	$3,804	$2,678

NOTE G	INCOME TAXES (CONTINUED)

Deferred income taxes and benefits are provided for differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are as follows at September 30, 2013 and December 31, 2012:

	September 30, 2013	December 31, 2012
	(Dollars in Thousands)
Deferred Tax Assets (Liabilities)
Allowance for possible credit losses	$1,658	$1,497
Pre-opening expenses	55	61
Securities available for sale	(7)	(911)
Depreciation	(258)	(223)
Other	84	126

Net Deferred Tax Asset	$1,532	$550

NOTE H	EARNINGS PER SHARE

Basic earnings per share is computed based on dividing net income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share include the dilutive effect of additional potential common shares issuable under stock options and warrants. The following tables reflect basic and diluted earnings per share for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012
	(Dollars and weighted-average shares in Thousands, except per share data)
Basic earnings per share:
Net income available to common shareholders	$5,830	$8,284
Weighted average number of common shares outstanding during the period	6,777	6,977

Basic earnings per share	$0.86	$1.19

Diluted earnings per share:
Net income available to common shareholders	$5,830	$8,284

Total weighted average number of common shares outstanding during the period	6,777	6,977
Add dilutive options and warrants	450	485

Total weighted average diluted shares outstanding	7,227	7,462

Diluted earnings per share	$0.81	$1.11

NOTE I	STOCK OPTIONS AND WARRANTS

Below is a table that sets forth pertinent information regarding stock options and warrants for the period ended September 30, 2013 and the year ended December 31, 2012, respectively.

	September 30, 2013		December 31, 2012
	Number of Shares Underlying Options/Warrants	Weighted Average Exercise Prices	Number of Shares Underlying Options/Warrants	Weighted Average Exercise Prices
Outstanding at beginning of period	1,110,421	$6.36	985,784	$6.21
Granted	57,000	$11.61	253,798	$10.80
Exercised	(45,642)	$6.52	(97,800)	$4.96
Forfeited	(4,506)	$9.03	(31,341)	$8.26

Outstanding at end of period	1,117,273	$6.61	1,110,441	$6.36

Exercisable at end of period	871,365	$5.62	816,224	$5.31

NOTE J	REGULATORY MATTERS

At February 11, 2013, the most recent notification date from the regulators, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as disclosed in the following table. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio

September 30, 2013
Total Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$100,508	13.4%	$60,079	8.0%	N/A
Bank of Houston	$89,832	12.0%	$59,834	8.0%	$74,792	10.0%

Tier I Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$94,269	12.6%	$30,039	4.0%	N/A
Bank of Houston	$83,584	11.2%	$29,917	4.0%	$44,875	6.0%

Leverage Ratio
BOH Holdings, Inc.	$94,269	10.5%	$35,993	4.0%	N/A
Bank of Houston	$83,584	9.3%	$35,850	4.0%	$44,812	5.0%

December 31, 2012
Total Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$91,089	13.7%	$53,404	8.0%	N/A
Bank of Houston	$81,097	12.2%	$53,068	8.0%	$66,335	10.0%

Tier I Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$84,950	12.7%	$26,702	4.0%	N/A
Bank of Houston	$74,958	11.3%	$26,534	4.0%	$39,801	6.0%

Leverage Ratio
BOH Holdings, Inc.	$84,950	9.7%	$35,173	4.0%	N/A
Bank of Houston	$74,958	8.6%	$34,994	4.0%	$43,743	5.0%

NOTE K	FAIR VALUE DISCLOSURES

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilized valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

Fair Value Hierarchy

ASC Topic 820, Fair Value Measurements and Disclosures, specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques are observable or unobservable. These inputs are summarized in the three broad levels listed below.

Level 1 - Level 1 inputs are based upon quoted prices in active markets for identical assets and liabilities. The Company had no assets or liabilities measured using Level 1 inputs at September 30, 2013 and December 31, 2012.

Level 2 - Level 2 inputs are based upon other significant observable inputs (including quoted prices in active or inactive markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of a financial instrument. The fair values for the Company’s U.S. Government agency bonds, mortgage-backed securities and municipal securities classified as available for sale, impaired loans, and real estate owned were measured using Level 2 inputs September 30, 2013 and December 31, 2012.

Level 3 - Level 3 inputs are based upon unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 measurements are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company had no assets or liabilities measured using Level 3 inputs at September 30, 2013 and December 31, 2012.

During the period ending September 30, 2013 and year ended December 31, 2012, there were no transfers of assets or liabilities within the levels of the fair value hierarchy.

The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Financial Instruments Recorded at Fair Value

Recurring - Financial assets measured at fair value on a recurring basis as of September 30, 2013 and December 31, 2012, consisted of the Company’s securities available for sale as reflected on the consolidated balance sheets.

Non-recurring - Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). At September 30, 2013 and December 31, 2012, the Company held no financial instruments measured at fair value on a non-recurring basis with Level 1 or Level 3 valuation inputs. The fair value of impaired loans disclosed in Note E was measured on a non-recurring basis using Level 2 inputs.

NOTE K	FAIR VALUE DISCLOSURES (CONTINUED)

Non-Financial Assets and Non-Financial Liabilities Recorded at Fair Value

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. The Company has certain non-financial assets that are measured at fair value on a non-recurring basis to include foreclosed assets (upon initial recognition or subsequent impairment).

The fair value of the Company’s foreclosed assets, upon initial recognition, is estimated using Level 2 inputs, based upon observable market input data. Foreclosed assets measured at fair value upon initial recognition and subsequent re-measurement are described in Note F.

Fair Value Disclosure for all Financial Instruments

The Company is required to disclose the fair value of all financial instruments, including those financial assets and financial liabilities not recorded at fair value in its consolidated balance sheets, for which it is practicable to estimate fair value. Following is a table that summarizes the estimated fair market values of all financial instruments of the Company at September 30, 2013 and December 31, 2012, followed by methods and assumptions that were used by the Company in estimating the fair value.

The estimated fair values of financial instruments at September 30, 2013 and December 31, 2012 are as follows:

September 30, 2013	Carrying Amount	Estimated Fair Values
	(Dollars in Thousands)

Financial Assets
Cash and cash equivalents	$92,833	$92,833
Securities held to maturity	8,534	8,514
Securities available for sale	88,724	88,724
Other securities	3,954	3,954
Loans, net	698,402	694,885
Bank owned life insurance	17,249	17,249

Total Financial Assets	$909,696	$906,159

Financial Liabilities
Noninterest bearing deposits	$302,421	$302,421
Interest-bearing deposits	444,880	445,168
Other borrowings	80,300	81,152

Total Financial Liabilities	$827,601	$828,741

December 31, 2012

Financial Assets
Cash and cash equivalents	$122,730	$122,730
Securities held to maturity	9,567	9,973
Securities available for sale	107,741	107,741
Other securities	3,963	3,963
Loans, net	623,206	625,607
Bank owned life insurance	16,830	16,830

Total Financial Assets	$884,037	$886,844

NOTE K	FAIR VALUE DISCLOSURES (CONTINUED)

December 31, 2012	Carrying Amount	Estimated Fair Values
	(Dollars in Thousands)

Financial Liabilities
Noninterest bearing deposits	$355,509	$355,509
Interest-bearing deposits	406,903	407,446
Other borrowings	40,000	40,580
Securities sold under repurchase agreements	10,000	10,062

Total Financial Liabilities	$812,412	$813,597

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values of all financial instruments have been determined as follows:

Cash and cash equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities available for sale and securities held to maturity - For securities, fair value is determined using Level 2 inputs as previously described.

Other securities and Bank owned life insurance - For these securities, the carrying amount is a reasonable estimate of fair value.

Loans - Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by segment such as real estate, commercial and industrial, consumer, and other loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and non-performing loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. Impaired loans are valued using Level 2 inputs as previously described.

Deposit liabilities - The fair values for non-interest bearing deposits are reported at a value equal to the amount payable on demand at the reporting date. Fair values for interest-bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities.

Other borrowings - For these advances, the carrying amount is a reasonable estimate of fair value for the short term advances. The estimated fair value of long term advances is determined using current estimated market rates for similar term borrowings.

Repurchase agreements - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

INDEPENDENT AUDITOR’S REPORT

To the Board of Directors and Stockholders

BOH Holdings, Inc.

Report on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of BOH Holdings, Inc., which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation . and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of BOH Holdings, Inc. as of December 31, 2012 and 2011, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Houston, Texas

March 27, 2013

One Riverway • Suite 1900 • Houston, Texas 77056-1973 • 713.622.2310 • 713.622.5613 fax

harperpearson.com

BOH HOLDINGS, INC.

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2012 AND 2011

ASSETS	2012	2011
	(Dollars in Thousands)

Cash and non-interest bearing due from bank deposits	$76,820	$100,514
Interest bearing deposits in financial institutions	45,410	6,585
Federal funds sold	500	18,200

Total Cash and Cash Equivalents	122,730	125,299

Securities held to maturity	9,567	4,607
Securities available for sale	107,741	81,151
Other investments	3,963	2,557

Loans	629,345	515,682
Less allowance for possible credit losses	(6,139)	(5,942)

Loans, net	623,206	509,740

Bank owned life insurance	16,830	11,305
Premises and equipment, net	8,059	7,700
Real estate acquired by foreclosure	5,086	6,708
Accrued interest receivable	2,392	1,843
Prepaid and other assets	1,322	1,941

Total Assets	$900,896	$752,851

LIABILITIES AND STOCKHOLDERS’ EQUITY

Liabilities
Deposits:
Non-interest bearing	$355,509	$270,260
Interest bearing	406,903	341,399

Total Deposits	762,412	611,659

Other borrowings	40,000	45,000
Securities sold under repurchase agreements	10,000	10,000
Accrued interest payable	298	372
Other liabilities	1,386	1,141

Total Liabilities	814,096	668,172

Stockholders’ Equity
Preferred stock series C	23,938	23,938
Preferred stock series D	323	-
Common stock	34,769	33,860
Capital surplus	14,494	13,573
Retained earnings	11,506	11,430
Accumulated other comprehensive income	1,770	1,878

Total Stockholders’ Equity	86,800	84,679

Total Liabilities and Stockholders’ Equity	$900,896	$752,851

See accompanying notes.

BOH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Dollars in Thousands)
INTEREST INCOME
Interest and fees on loans	$31,681	$28,061
Investment securities	2,382	2,351
Federal funds sold and other	404	191

Total Interest Income	34,467	30,603

INTEREST EXPENSE
Deposits	2,284	2,870
Repurchase agreements and other borrowings	925	906

Total Interest Expense	3,209	3,776

NET INTEREST INCOME	31,258	26,827

PROVISION FOR POSSIBLE CREDIT LOSSES	250	1,060

NET INTEREST INCOME AFTER PROVISION FOR POSSIBLE CREDIT LOSSES	31,008	25,767

NON-INTEREST INCOME
Service charges and other	968	626
Bank owned life insurance	525	479
Gain on sale of securities	432	61
Gain on sale of other real estate owned	4	33

Total Non-interest Income	1,929	1,199

NON-INTEREST EXPENSE
Salaries and employee benefits	13,296	10,647
Net occupancy and equipment expense	2,557	2,249
Loss on sale of other real estate owned and expenses	1,018	1,134
Professional and director fees	689	877
Data processing costs	949	671
Deposit account transaction and correspondent bank fees	766	622
Regulatory fees	581	594
Office expenses	313	322
Other	1,186	1,084

Total Non-interest Expense	21,355	18,200

NET INCOME BEFORE INCOME TAX EXPENSE	11,582	8,766

INCOME TAX EXPENSE	3,582	2,518

CONSOLIDATED NET INCOME	$8,000	$6,248

See accompanying notes.

BOH HOLDINGS, INC

CONDOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011

Consolidated Net Income	$8,000	$6,248

Other Comprehensive Income:
Securities available for sale:
Net unrealized holding gains arising during the period	213	2,681
Reclassification adjustment for beginning of year net unrealized gain included in income	(377)	(30)

Change in related deferred income tax	56	(901)

Total Other Comprehensive (Loss)/Income	(108)	1,750

Total Comprehensive Income	$7,892	$7,998

See accompanying notes.

BOH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Preferred Stock	Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(Dollars in Thousands)
Balance - December 31, 2010	$10,500	$25,326	$-	$6,349	$5,654	$128	$47,957
Redemption of Series A Preferred Stock (10,000 shares)	(10,000)	-	-	-	-	-	(10,000)
Redemption of Series B Preferred Stock (500.005 shares)	(500)	-	-	-	-	-	(500)
Issuance of Series C Preferred Stock (23,938 shares)	23,938	-	-	-	-	-	23,938
Issuance of Common Stock (1,689,712 shares)	-	8,449	-	7,054	-	-	15,503
Stock options exercised (17,000 shares)	-	85	-	32	-	-	117
Stock-based Compensation Expense on Common Stock	-	-	-	138	-	-	138
Net Income	-	-	-	-	6,248	-	6,248
Change in Unrealized Gain on Securities,
(Net of Deferred Income Tax of $901)	-	-	-	-	-	1,750	1,750
Dividends paid on Preferred Stock	-	-	-	-	(472)	-	(472)

Balance - December 31, 2011	$23,938	$33,860	$-	$13,573	$11,430	$1,878	$84,679

See accompanying notes.

BOH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Preferred Stock	Common Stock	Treasury Stock	Capital Surplus	Retained Earnings	Accumulated Other Comprehensive Income	Total
	(Dollars in Thousands)
Balance - December 31, 2011	$23,938	$33,860	$-	$13,573	$11,430	$1,878	$84,679
Issuance of Common Stock (84,023 shares)	-	420	-	580	-	-	1,000
Series D Preferred Stock Options Exercised (31,777 shares)	323	-	-	57	-	-	380
Common Stock Stock Options Exercised (37,800 shares)	-	189	-	45	-	-	234
Exercise of Warrants (60,000 shares)	-	300	-	-	-	-	300
Stock-based Compensation on Series D Preferred	-	-	-	33	-	-	33
Stock-based Compensation Expense on Common Stock	-	-	-	177	-	-	177
Net Income	-	-		-	8,000	-	8,000
Purchase of Treasury Stock (8,000 shares)	-	-	(66)	-	-	-	(66)
Sale of Treasury Stock (8,000 shares)	-	-	66	29	-	-	95
Change in Unrealized Gain on Securities, (Net of Deferred Income Tax of $56)	-	-	-	-	-	(108)	(108)
Dividends Paid on Common Stock	-	-	-	-	(7,650)	-	(7,650)
Dividends Paid on Preferred Stock Series C	-	-	-	-	(239)	-	(239)
Dividends Paid on Preferred Stock Series D	-	-	-	-	(35)	-	(35)

Balance - December 31, 2012	$24,261	$34,769	$-	$14,494	$11,506	$1,770	$86,800

See accompanying notes.

BOH HOLDINGS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	2012	2011
	(Dollars in Thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Consolidated net income	$8,000	$6,248

Adjustments to reconcile net income to net cash provided by operating activities:
Provision for possible credit losses	250	1,060
Depreciation and amortization expense	1,162	904
Amortization and accretion of premiums and discounts on investment securities, net	1,191	636
Gain on the sale of securities, net	(432)	(61)
Loss on the sale of other real estate, net	185	288
Market value adjustment of other real estate owned	355	321
Increase in cash surrender value of Bank owned life insurance	(525)	(479)
Deferred tax expense	141	67
Stock-based compensation expense	210	138
Change in operating assets and liabilities:
Accrued interest receivable and prepaid and other assets	(70)	214
Accrued interest payable and other liabilities	171	(1,199)

Total adjustments	2,638	1,889

Net cash provided by operating activities	10,638	8,137

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of held to maturity securities	(4,960)	(1,484)
Proceeds from sales, paydowns and maturities of available for sale securities	593,034	425,825
Purchases of available for sale securities	(621,247)	(455,914)
Net increase in loans	(112,961)	(86,550)
Proceeds from sales of other real estate	1,082	2,704
Purchases of premises and equipment, net	(1,521)	(1,499)
Purchase of Bank owned life insurance	(5,000)	-
(Purchase) sale of other investments	(1,406)	3,873

Net cash used by investing activities	(152,979)	(113,045)

CASH FLOWS FROM FINANCING ACTIVITIES:
Net increase in noninterest-bearing deposits	85,249	114,170
Net increase (decrease) in interest-bearing deposits	65,504	(18,997)
(Decrease) increase in other borrowings	(5,000)	22,000
Proceeds from issuance of Common Stock	1,234	15,620
Proceeds from issuance of Preferred Stock, Series C	-	23,938
Proceeds from issuance, on Preferred Stock, Series D	380	-
Proceeds from purchase of Treasury Stock, net	29	-
Proceeds from exercise of warrants	300	-
Dividends paid on Common Stock	(7,650)	-
Dividends paid on Preferred Stock, Series C	(239)	(472)
Dividends paid on Preferred Stock, Series D	(35)	-
Redemption of Preferred Stock, Series A and B	-	(10,500)

Net cash provided by financing activities	139,772	145,759

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(2,569)	40,851
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	125,299	84,448

CASH AND CASH EQUIVALENTS AT END OF YEAR	$122,730	$125,299

See accompanying notes.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES

Organization - Bank of Houston (the Bank) is a wholly owned subsidiary of BOH Holdings, Inc. (the Company). The Bank is a state banking association that commenced its operations on March 24, 2005. The Bank operates five banking facilities in Houston, Texas and one banking facility in Kingwood, Texas. The Bank’s primary source of revenue is from investing funds received from depositors and from providing loan and other banking services to its customers. The Bank operates under a state charter and is subject to regulation by the Texas Department of Banking and the Federal Deposit Insurance Corporation. BOH Holdings, Inc. is subject to regulation by the Federal Reserve Bank.

BOH Realty, LLC (the LLC), is a wholly owned subsidiary of the Company. The LLC commenced operations on June 29, 2011. The LLC’s primary purpose is to hold and market properties held in its real estate owned portfolio.

General Asset Holdings, LLC (GAH) is a wholly owned subsidiary of the Company and was formed on August 22, 2011 to hold non-local bank real estate owned. GAH has no assets or liabilities at December 31, 2012.

Principles of Consolidation - The accompanying consolidated financial statements (financial statement) as of December 31, 2012 and 2011 include the accounts of the Company, the LLC, and the Bank. All significant intercompany transactions and accounts have been eliminated.

Summary of Significant Accounting and Reporting Policies - The accounting and reporting policies of the Company are in accordance with generally accepted accounting principles in the United States of America (U.S. GAAP) and the prevailing practices within the banking industry. A summary of significant accounting policies follows.

Use of Estimates - In preparing financial statements in conformity with U.S. GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for possible credit losses and the estimated fair value of securities and real estate acquired by foreclosure and held for sale.

Cash and Due From Banks - The Bank, as a participant of the Federal Reserve System, is required to maintain reserves for the purpose of facilitating the implementation of monetary policy. These reserves are maintained in the form of balances held at the Federal Reserve Bank or by vault cash. The Bank’s reserve requirements were approximately $27.1 million and $19.8 million at December 31, 2012 and 2011, respectively. Accordingly, cash and due from bank balances were restricted to that extent.

In November 2008, the Federal Deposit Insurance Corporation (FDIC) issued a final rule to implement provisions of the Dodd-Frank Act that provides for temporary unlimited coverage

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES (CONTINUED)

for non-interest bearing transaction deposit accounts held in domestic offices of FDIC insured financial institutions. This insurance is in excess of, and in addition to, the $250,000 FDIC coverage provided, which will be available to cover non-transaction interest bearing accounts held at FDIC insured financial institutions. The separate coverage for non-interest bearing transaction accounts became effective on December 31, 2011 and terminated on December 31, 2012.

The majority of cash and cash equivalents of the Company are maintained with major financial institutions in the United States. Interest bearing deposits with these financial institutions may exceed the amount of insurance provided on such deposits; however, these deposits typically may be redeemed upon demand and therefore, bear minimal risk. In monitoring this credit risk, the Company periodically evaluates the stability of the financial institutions with which it has deposits. The Company has interest bearing cash deposits in correspondent financial institutions in excess of the amount insured by the FDIC in the approximate amount of $45.5 million and $22.1 million at December 31, 2012 and 2011, respectively. The uninsured amount includes federal funds sold through correspondent financial institutions.

Securities - Securities are accounted for on a trade date basis. Premiums and discounts are amortized and accreted to operations using the level-yield method of accounting, adjusted for prepayments as applicable. Interest earned on these assets is included in interest income. The specific identification method of accounting is used to compute gains or losses on the sales of these assets.

Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts. Management has the positive intent and the ability to hold these assets as long-term securities until their estimated maturities.

Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported as a separate component of stockholders’ equity until realized. Securities within the available for sale portfolio may be used as part of management’s asset/liability strategy and may be sold in response to changes in liquidity, interest risk, prepayment risk or other similar economic factors.

Investment securities classified as available for sale or held to maturity are generally evaluated for other-than-temporary impairment (OTTI) under Accounting Standards Codification (ASC) Topic 320, Investments – Debt and Equity Securities. In determining OTTI, management considers many factors, including: (i) the length of time and the extent to which the fair value has been less than cost, (ii) the financial condition and near-term prospects of the issuer, and (iii) the intent and the ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. The assessment of whether an other-than-temporary decline exists involves a high degree of subjectivity and judgment and is based on the information available to management at a point in time.

When OTTI occurs, the amount of the OTTI recognized in earnings depends on whether the Company intends to sell the security or will be required to sell the security before recovery of

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

its amortized cost basis less any current-period credit loss. If the Company intends to sell the security or it is more likely that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period credit loss, the OTTI shall be recognized in earnings equal to the entire difference between the investment’s amortized cost basis and its fair value at the balance sheet date. If the Company does not intend to sell the security and it is not likely that the Company will be required to sell the security before recovery of its amortized cost basis less any current-period loss, the OTTI shall be separated into the amount representing the credit loss and the amount related to all other factors. The amount of the total OTTI related to the credit loss is determined based on the present value of cash flows expected to be collected and is recognized in earnings. The amount of the total OTTI related to other factors shall be recognized in other comprehensive income. The previous amortized cost basis less the OTTI recognized in earnings shall become the new amortized cost basis of the investment.

Other Investments - Banks that are members of the Federal Home Loan Bank (FHLB) are required to maintain a stock investment in the FHLB calculated as a percentage of aggregate outstanding mortgages, outstanding FHLB advances, and other financial instruments. FHLB stock is capital stock that is bought from and sold to the FHLB at $100 par value. Both stock and cash dividends may be received on FHLB stock and are recorded when received as interest income.

The Company also held $300 thousand in stock of The Independent Bankers Financial Corporation (TIB) at December 31, 2012 and 2011.

Investments in stock of the FHLB and TIB are considered to be restricted investments with limited marketability and are stated at cost as management believes the par value is ultimately recoverable.

Investment Risk - The Company’s investments are subject to various levels of risk associated with economic and political events beyond management’s control. Consequently, management’s judgment as to the level of losses that currently exist or may develop in the future involves the consideration of current and anticipated conditions and their potential effects on the Company’s investments. In determining fair value of these investments, management obtains information, which is considered reliable, from third parties in order to value its investments. Due to the level of uncertainty related to changes in the value of investment securities, it is possible that changes in risks could materially impact the amounts reflected herein.

Concentrations - The Company originates loans, commitments, and letters of credit primarily to customers in the Company’s market area, Harris and surrounding counties. Generally, such customers are depositors of the Bank. The Company’s loans are generally secured by specific items of collateral including real property, consumer assets, and business assets. Although the Company has a diversified portfolio, a substantial portion of its debtors’ ability to honor their contracts is dependent on local economic conditions. Accordingly, the customers’ ability to honor their commitments is dependent upon local economic conditions. The concentrations of

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

credit by type of loan are set forth in Note C. It is the Company’s policy to not extend credit to any single borrower or group of related borrowers in excess of the Bank’s legal lending limit as defined under regulatory guidelines.

The Company has concentrations within its depositor relationships, however, management does not believe these concentrations place the Bank or Company at risk for near term balance sheet volatility.

Interest Rate Risk - The Company is principally engaged in providing short-term commercial loans with interest rates that fluctuate with various market indices and intermediate-term, fixed rate real estate loans. These loans are primarily funded through short-term demand deposits, longer-term certificates of deposit with fixed rates and other short term borrowed funds. Deposits that are not utilized to fund loans are invested in securities that meet the Company’s investment quality guidelines. When deposits are not at a level sufficient to fund the Company’s loan portfolio, management will utilize available sources of borrowing from correspondent banks, such as the Federal Home Loan Bank. The Company may manage its interest rate risk on long-term fixed rate loans through the matching funding services offered by the Federal Home Loan Bank.

A portion of the Company’s investments that are available for sale have contractual maturity dates through the year 2042, bear fixed rates of interest and are collateralized by residential mortgages. Repayment of principal on these bonds is primarily dependent on the cash flows from payments made on the underlying mortgage collateral to the bond issuer. Reduced prepayments extend the Company’s original anticipated holding period and thus increases interest rate risk over time, should market rates increase.

Loans - Loans are stated at unpaid principal balances, less the allowance for possible credit losses and net deferred loan fees. Interest on loans is recognized by using the simple interest method.

Non-refundable Fees and Costs Associated with Lending Activities - Loan origination and commitment fees, net of direct costs as estimated by management, are deferred and amortized as a yield adjustment over the lives of the related loans using the straight-line method. Management does not deem the effect of deferring origination fees net of direct costs to be substantially different from deferring origination fees and direct origination costs and amortizing those fees and costs separately over the life of the loan which is required by U.S. GAAP. Amortization of net deferred loan fees is discontinued when a loan is placed on non-accrual status.

Non-performing Loans - Included in the non-performing category are loans which have been categorized by management as impaired because of delinquency status or because collection of interest is doubtful.

When the payment of principal or interest on a loan is delinquent for 90 days, or earlier in some cases, the loan is placed on non-accrual status, unless the loan is in the process of collection and

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

the underlying collateral fully supports the carrying value of the loan. If the decision is made to continue accruing interest on the loan, periodic reviews are made to confirm the accruing status of the loan and the probability that the Company will collect all principal and interest amounts outstanding.

When a loan is placed on non-accrual status or identified as impaired, interest accrued and uncollected during the current year prior to the judgment of uncollectibility, is charged to operations unless the loan is well secured with collateral values sufficient to ensure collection of both principal and interest. Generally, any payments received on non-accrual loans are applied first to outstanding loan amounts, reducing the Company’s recorded investment in the loan, and next to the recovery of charged-off loan amounts. Any excess is treated as recovery of lost interest. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

A loan is defined as impaired if, based on current information and events, it is probable that the Company will be unable to collect all amounts due in accordance with the original contractual terms of the loan agreement, including scheduled principal and interest payments.

The allowance for possible credit losses related to impaired loans is determined based on the difference of carrying value, or recorded investment, of loans and the present value of expected cash flows discounted at the loan’s effective interest rate or, as a practical expedient, the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.

Interest income received on impaired loans is either applied against principal or realized as interest income, according to management’s judgment as to the collectability of principal.

Troubled Debt Restructurings - The Company will classify a loan as a troubled debt restructuring if both (i) the borrower is experiencing financial difficulties and (ii) the borrower has been granted a concession. Concessions may include interest rate reductions or below market interest rates, principal forgiveness, restructuring amortization schedules and other actions intended to minimize potential losses. Interest is generally accrued on such loans in accordance with the new terms.

Allowance for Possible Credit Losses - The allowance for possible credit losses is a reserve established through a provision for possible credit losses charged to expense, which represents management’s best estimate of probable losses on loans with the existing portfolio of loans. All losses are charged to the allowance for possible credit losses when the loss actually occurs or when a determination is made that a loss is likely to occur. Recoveries are credited to the allowance at the time of recovery.

The allowance, in the judgment of management, is necessary to reserve for the estimated loan losses and risks inherent in the loan portfolio and is calculated in accordance with ASC Topic 450, Contingencies and ASC Topic 310, Receivables. Therefore, the level of the allowance reflects management’s continuing valuation of industry concentrations, specific credit risks,

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

loan loss experience, current loan portfolio quality, present economic, political and regulatory conditions, and unidentified losses inherent in the current loan portfolio, as well as trends in the foregoing. Portions of the allowance may be allocated for specific credits; however, generally the entire allowance is available for any credit that, in management’s judgment, should be charged-off. While management utilizes its best judgment and information available, the ultimate adequacy of the allowance is dependent upon a variety of factors beyond the Company’s control, including the performance of the Company’s loan portfolio, the economy, changes in interest rates, and the view of the regulatory authorities toward loan classifications.

Bank Owned Life Insurance - The Company owns cash value life insurance policies which pay benefits to the Company upon the death of certain employees. For each policy, the Company is a general creditor of the insurance company with a partial pledge of insurance company securities. Increases to the cash surrender value of the policies are non-cash earnings and are recorded in non-interest income.

Premises and Equipment - Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation expense is computed principally on the straight-line method over the estimated useful lives of the assets. Land is carried at cost. Leasehold improvements are amortized on a straight-line basis over the life of the leases or the estimated useful lives of the related assets, whichever is shorter. Gains and losses on dispositions are included in other income or other expense.

Other Real Estate Owned - Real estate acquired by foreclosure is held for sale and is initially recorded at the fair value of the property less any selling costs, establishing a new cost basis. Outstanding loan balances are reduced to reflect this value through charges to the allowance for possible credit losses. Subsequent to foreclosure, real estate is carried at the lower of its new cost basis or fair value, less estimated costs to sell. Subsequent adjustments to reflect declines in value below the recorded amounts are recognized and are charged to income in the period such determinations are assessed. Required developmental costs associated with foreclosed property under construction are capitalized and considered in determining the fair value of the property. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other non-interest income or expense.

Prepaid and Other Assets - Included in prepaid and other assets at December 31, 2012 and 2011 are amounts paid for FDIC premiums related to insurance coverage for customer deposit accounts through December 31, 2012, and the Company’s net deferred tax asset.

Income Taxes - Deferred tax assets and liabilities are recognized for temporary differences caused when the tax basis of an asset or liability differs from that reported in the financial statements, and for carry-forwards for tax credits and tax losses. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred tax expense or benefit is recognized for the change in the asset or liability during the year.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

A valuation allowance, if needed, reduces deferred tax assets to the expected amount most likely to be realized. Realization of deferred tax assets is dependent upon the generation of a sufficient level of future taxable income and recoverable taxes paid in prior years. Although realization is not assured, management believes it is more likely than not that all of the deferred tax assets will be realized. In addition, management does not believe there are any unrecorded deferred tax liabilities that are material to the financial statements.

An entity is required to recognize the financial statement impact of a tax position when it is more likely than not that the position will be sustained upon examination. The Company believes that all significant tax positions utilized by the Company will more likely than not be sustained upon examination. As of December 31, 2012, the tax years that remain subject to examination by the major tax jurisdictions under the statute of limitations are from the year 2009 forward (with limited exceptions). Tax penalties and interest, if any, would be accrued as incurred and would be classified as tax expense in the consolidated statements of income.

Accounting for Stock Options - The Company accounts for its stock options under the provisions of ASC Topic 718, Compensation - Stock Compensation, for all options granted on or after January 1, 2006, which requires that such transactions be recognized as compensation cost in the consolidated statements of income based on their fair values on the date of the grant.

Fair Value Measurements - ASC Topic 820, Fair Value Measurements and Disclosures, defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and requires certain disclosures about fair value measurements. In general, fair values of financial instruments are based upon quoted market prices, where available. If such quoted market prices are not available, fair value is based upon internally developed models that primarily use, as inputs, observable market-based parameters. Valuation adjustments may be made to ensure that financial instruments are recorded at fair value. These adjustments may include amounts to reflect counterparty credit quality and the entity’s creditworthiness, among other things, as well as unobservable parameters. Any such valuation adjustments are applied consistently over time.

At December 31, 2012 and 2011, the Company has not elected to account for any financial assets or liabilities as trading instruments under ASC Topic 825, The Fair Value Option for Financial Assets and Liabilities, for which changes in market value on these instruments would be recorded in the Company’s statements of income.

Transfer of Financial Assets – Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (i) the assets have been isolated from the Company, (ii) the transferee obtains the right (free of conditions that constrain it from taking advantage of the right) to pledge or exchange the transferred assets, and (iii) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

If a transfer of an entire financial asset, a group of entire financial assets, or a participating interest in an entire financial asset does not meet the conditions for sale treatment, or if a

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE A	ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING AND REPORTING POLICIES—(CONTINUED)

transfer of a portion of an entire financial interest does not meet the definition of a participating interest, the transferor and the transferee shall account for the transfer as a secured borrowing with pledge of collateral. The transferor shall continue to report the transferred financial assets in its financial statements with no change in their measurement.

At December 31, 2012 and 2011 all of the Company’s loan participations sold subject to this guidance met the conditions to be treated as a sale. Securities sold under agreements to repurchase did not meet the criteria and are included in securities available for sale and repurchase agreements in the Company’s consolidated balance sheets.

New Accounting Standards and Disclosure Requirements - ASU 2011-05, Comprehensive Income (Topic 220) - Presentation of Comprehensive Income, amends Topic 220 to require that all non-owner changes in stockholders’ equity be presented in either a single continuous statement of comprehensive income or in two separate but consecutive statements. Additionally, ASU 2011-05 requires entities to present, on the face of the financial statements, reclassifications adjustments for items that are reclassified from other comprehensive income to net income in the statement or statements where the components of net income and the components of other comprehensive income are presented. The option to present components of other comprehensive income as part of the statement of changes in stockholders’ equity was eliminated. ASU 2011-05 is effective for annual periods ending after December 15, 2012 and has been implemented in the Company’s financial statements at December 31, 2012 and 2011.

Subsequent Events - The Company has evaluated subsequent events through March 27, 2013, the date the financial statements were available to be issued. No subsequent events occurred which require adjustment to or disclosure in the financial statements at December 31, 2012.

Reclassifications - Certain reclassifications were made to the 2011 financial statement presentation in order to conform to the 2012 financial statement presentation with no effect on reported income or equity.

Statements of Cash Flows - For purposes of reporting cash flows, cash and cash equivalents include cash, due from banks, and federal funds sold. Generally, federal funds are sold for one-day periods.

Supplemental Disclosure of Cash Flow Information

	2012	2011
	(Dollars in Thousands)
Cash paid during the year for:
Interest	$3,287	$3,825

Income taxes	$3,821	$2,375

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE B	SECURITIES

Securities have been classified according to management’s intent. The amortized cost and estimated fair values of securities at December 31, 2012 and 2011 are as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
	(Dollars in Thousands)
2012
Held to Maturity:
U.S. Government Agency:
Mortgage-backed securities	$9,567	$412	$(6)	$9,973

Available for Sale:
U.S. Government Agency:
Debt securities	$9,818	$40	$(89)	$9,769
Mortgage-backed securities	42,285	1,391	(175)	43,501
Municipal securities	52,957	1,582	(68)	54,471

	$105,060	$3,013	$(332)	$107,741

2011
Held to Maturity:
U.S. Government Agency:
Mortgage-backed securities	$4,607	$169	$-	$4,776

Available for Sale:
U.S. Government Agency:
Debt securities	$2,018	$10	$-	$2,028
Mortgage-backed securities	57,390	1,499	(2)	58,887
Municipal securities	18,898	1,345	(7)	20,236

	$78,306	$2,854	$(9)	$81,151

For the year ended December 31, 2012 and 2011, securities were sold recognizing gross gains of $432 thousand and $61 thousand, respectively.

There were $11.7 million and $10.9 million of available for sale securities that were sold under repurchase agreements at December 31, 2012 and 2011, respectively. Available for sale securities with carrying amounts of approximately $22.9 million and $14.6 million at December 31, 2012 and 2011, respectively, and held to maturity securities with carrying amounts of approximately $2.7 million and $4.6 million at December 31, 2012, and 2011, respectively, were pledged to secure public deposits and for other purposes required or permitted by law.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE B	SECURITIES—(CONTINUED)

Other-than-temporary impairment

For securities in an unrealized loss position, the following table shows gross unrealized losses and fair value by length of time that individual securities have been in a continuous unrealized loss position. At December 31, 2012 and 2011, the Company had no securities in an unrealized loss position which was greater than 12 months in duration. At December 31, 2012 and 2011 the Company had seventy-eight and four securities, respectively, in an unrealized loss position for less than 12 months in duration.

	Less Than Twelve Months
	Gross Unrealized Losses	Estimated Fair Value
2012	(Dollars in Thousands)
Held to Maturity
U.S. Government Agency:
Mortgage-backed securities	$(6)	$1,400

Available for Sale:
U.S. Government Agency:
Debt securities	$(89)	$7,769
Mortgage-backed securities	(175)	11,316
Municipal securities	(68)	25,269

Total Available for Sale	$(332)	$44,354

2011
Available for Sale:
U.S. Government Agency:
Mortgage-backed securities	$(2)	$2,049
Municipal securities	(7)	714

Total Available for Sale	$(9)	$2,763

Management has the ability and the intent to hold the securities classified as held to maturity that are in an unrealized loss position until they mature. Management does not have the intent to sell any of the securities classified as available for sale that are in an unrealized loss position and believes that it is more likely than not that the Company will not have to sell any of these securities before a recovery of cost. The unrealized losses are attributable primarily to changes in market interest rates relative to those available when the securities were acquired. The fair value of these securities is expected to recover as the securities reach their maturity or re-pricing date, or if market rates for such investments decline. Management does not believe that any of the securities are impaired due to reasons of credit quality. Accordingly, as of December 31, 2012 and 2011, management believes the impairments for securities in an unrealized loss position are temporary and no impairment loss has been realized in the Company’s consolidated statements of income for the years then ended.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE B	SECURITIES—(CONTINUED)

Contractual maturities of securities

The amortized cost and estimated fair value of debt securities at December 31, 2012, by contractual maturities, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities generally will receive both principal and interest payments on a monthly basis.

	Held to Maturity		Available for Sale
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
	(Dollars in Thousands)
Amounts Maturing In:
1 year or less	$-	$-	$6,761	$6,767
1 year through 5 years	-	-	20,510	20,684
5 years through 10 years	-	-	30,436	31,506
After 10 years	9,567	9,973	47,353	48,784

	$9,567	$9,973	$105,060	$107,741

NOTE C	LOANS

Loans by portfolio segment at December 31, 2012 and 2011 are summarized as follows:

	2012		2011
	Balance	Percent	Balance	Percent
	(Dollars in Thousands)

Commercial & industrial	$191,192	30.34%	$186,341	36.09%
Commercial real estate	339,380	53.85%	260,920	50.53%
Residential real estate	80,776	12.82%	51,281	9.93%
Consumer	15,360	2.44%	16,689	3.23%
Other	3,468	0.55%	1,143	0.22%

	630,176	100.00%	516,374	100.00%

Less deferred loan fees, net	(831)		(692)
Less allowance for possible credit losses	(6,139)		(5,942)

Loans, net	$623,206		$509,740

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE C	LOANS—(CONTINUED)

In the normal course of business, the Company acquires and transfers interests in loans under participation agreements with other financial institutions. At December 31, 2012 and 2011, the Company purchased $4.8 million and $7.0 million in loan participations, respectively. There were no participations sold during the years ended December 31, 2012 and 2011.

The Company has certain lending policies and procedures in place that are designed to maximize loan income within an acceptable level of risk. Management reviews and approves these policies and procedures on a regular basis. The Company’s loans are segmented by type as noted in the preceding table. Diversification of the loan portfolio is a means of managing the risks associated with fluctuations in economic conditions. In order to manage the diversification of the portfolio, the Company sub-segments loans into classes. The commercial real estate segment is sub-segmented into classes that primarily include commercial real estate mortgage loans and construction and land development loans. The residential real estate segment is sub-segmented into classes that primarily include 1-4 family residential loans and multi-family residential loans. Management has not identified any significant sub-segments, or classes, for the other loan segments identified in the previous table. Information and risk management practices specific to the Company’s loan segments and classes follows.

Commercial and Industrial - The Company’s commercial and industrial loans represent credit extended to small to medium sized businesses generally for the purpose of providing working capital and equipment purchase financing. Commercial and industrial loans often are dependent on the profitable operations of the borrower. These credits are primarily made based on the identified cash flow of the borrower and secondarily on the underlying collateral provided by the borrower. Most commercial and industrial loans are secured by the assets being financed or other business assets such as accounts receivable or inventory and may also incorporate a personal guarantee. Some shorter term loans may be extended on an unsecured basis. In the case of loans secured by accounts receivable, the availability of funds for the repayment of these loans may be substantially dependent on the ability of the borrower to collect amounts due from its customers. The cash flows of borrowers may not be as expected and the collateral securing these loans may fluctuate, increasing the risk associated with this loan segment. As a result of the additional complexities, variables, and risks, commercial loans typically require more thorough underwriting and servicing than other types of loans.

Commercial Real Estate - The Company makes commercial real estate mortgage loans which are primarily viewed as cash flow loans and secondarily as loans secured by real estate. The properties securing the Company’s commercial real estate mortgage loans can be owner occupied or non-owner occupied. Concentrations within the various types of commercial properties are monitored by management in order to assess the risks in the portfolio. The repayment of these loans is largely dependent on the successful operation of the property securing the loan or the business conducted on the property and securing the loan. Accordingly, repayment of these loans may be subject to adverse conditions in the real estate market or the economy to a greater extent than other types of loans. The Company seeks to minimize these risks in a variety of ways in connection with underwriting these loans including giving careful consideration to the property’s operating history, future operating projections, current and projected occupancy, location and the physical condition of the property.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE C	LOANS—(CONTINUED)

Construction and land development loans are generally non-owner occupied and are subject to certain risks attributable to the fact that loan funds are advanced over the construction phase and the project is of uncertain value prior to its completion. Construction loans are generally based upon estimates of costs and value associated with the completed project with repayment dependent, in part, on the success of the ultimate project rather than the ability of the borrower or guarantor to repay the loan. The Company has underwriting and funding procedures designed to address what it believes to be the risks associated with such loans; however, no assurance can be given the procedures will prevent losses resulting from the risks described above.

Residential Real Estate - The Company’s residential real estate lending activities include the origination of 1-4 family residential and multi-family residential loans. The terms of these loans typically range from five to thirty years and are secured by the properties financed. The Company requires the borrowers to maintain mortgage title insurance and hazard insurance. The Company has elected to keep all 1-4 family residential loans for its own portfolio rather than selling such loans into the secondary market. By doing so, the Company is able to realize a higher yield on these loans; however, in addition to the risk of non payment, the Company also incurs interest rate risk by holding these longer term loans.

Consumer - The Company’s consumer loans include credit cards, automobile loans, and other loans such as home improvement loans, home equity loans, personal loans (collateralized and uncollateralized) and deposit account collateralized loans. The terms of these loans typically range from one to ten years and vary based on the nature of collateral and size of the loan. Consumer loan repayments are dependent on the borrower’s continuing financial stability, and thus are more likely to be adversely affected by job loss, illness, or personal bankruptcy. Furthermore, the application of various federal and state laws may limit the amount which can be recovered on such loans. To monitor and manage consumer loan risk, policies and procedures are developed and modified, as deemed appropriate by management.

Other Loans - Other includes extensions of credit to a community development corporation.

NOTE D	NON-PERFORMING LOANS

The Company had no loans past due greater than 90 days or on non-accrual at December 31, 2012. At December 31, 2011, the Company had one commercial loan with a balance of $300 thousand, which was 90 days or more past due and on non-accrual. The Company had $1.2 million in loans past due 90 days or more and still accruing interest at December 31, 2011.

For the years ended December 31, 2012 and 2011, the Company recorded no interest income on non-accrual loans that was not reversed when the loan was placed on non-accrual. Interest income that would have been earned under the original terms of the non-accrual loans was $8 thousand and $30 thousand for the years ended December 31, 2012 and 2011, respectively.

The Company has no loans restructured at December 31, 2012 and 2011.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES

For purposes of determining the allowance for possible credit losses, the Company segments certain loans in its portfolio by product type. Each class of loan requires significant judgment to determine the estimation method that fits the credit risk characteristics of its portfolio segment. To facilitate the assessment of risk, management reviews reports related to loan production, loan quality, concentrations of credit, loan delinquencies, and non-performing and potential problem loans. The Company utilizes an independent third party loan review service to review the credit risk assigned to loans on a periodic basis and the results are presented to management for review.

An analysis of activity in the allowance for possible credit losses, by portfolio segment, at December 31, 2012 and 2011 are as follows:

	Balance at the beginning of year	Provisions	Charge-offs	Recoveries	Balance at end of year
2012	(Dollars in Thousands)

Commercial & industrial	$2,003	$176	$(159)	$3	$2,023
Commercial real estate	3,391	35	-	100	3,526
Residential real estate	457	32	-	-	489
Consumer	87	6	-	3	96
Other	4	1	-	-	5

Total	$5,942	$250	$(159)	$106	$6,139

2011

Commercial & industrial	$1,619	$383	$-	$1	$2,003
Commercial real estate	3,371	574	(555)	1	3,391
Residential real estate	390	67	-	-	457
Consumer	64	34	(42)	31	87
Other	2	2	-	-	4

Total	$5,446	$1,060	$(597)	$33	$5,942

Grades 1-3 - This category of assets are considered “pass” which indicates prudent underwriting and a normal amount of risk. The range of risk within these credits can vary from little to no risk with cash securing a credit, to a level of risk that requires a strong secondary source of repayment on the debt. Pass credits with a higher level of risk may be to borrowers that are higher leveraged, under capitalized or in an industry or economic area that is known to carry a higher level of risk, volatility, or susceptibility to weaknesses in the economy.

Grade 4 - Assets in the category contain more than the normal amount of risk and are referred to as “other assets especially mentioned”, or OAEM, in accordance with regulatory guidelines. These assets possess clearly identifiable temporary weaknesses or trends that, if not corrected or revised, will result in a condition that exposes the Company to higher level of risk of loss.

Grade 5 - Assets in this category are “substandard” in accordance with regulatory guidelines and of unsatisfactory credit quality with well defined weaknesses or weaknesses that jeopardize

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES—(CONTINUED)

the liquidation of the debt. Generally, assets in this category are inadequately protected by the current sound worth and paying capacity of the obligor or the collateral pledged, if any. Typically, these credits are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Often, the assets in this category will have a valuation allowance representative of management’s estimated loss that is probable to be incurred.

Grade 6 - Assets in this category are considered “doubtful” in accordance with regulatory guidelines, are placed on non-accrual status and may be dependent upon collateral having a value that is difficult to determine or upon some near-term event which lacks certainty. Generally, these credits will have a valuation allowance based upon management’s best estimate of the losses probable to occur in the liquidation of the debt.

Grade 7 - Assets in this category are considered “loss” in accordance with regulatory guidelines and are considered uncollectible and of such little value as to question their continued existence as assets on the Company’s financial statements. Such assets are to be charged off or charged down when payment is acknowledged to be uncertain or when the timing or value of payments cannot be determined. This category does not intend to imply that the debt, or some portion of it will never be paid, not does it in any way imply that the debt will be forgiven.

The following table presents risk grades and classified loans by loan class at December 31, 2012 and 2011. Pass loans include risk grades 1 through 3. Classified loans include risk grades 4, 5, 6, and 7. The Company had no loans classified grades 6 or 7 at December 31, 2012 and 2011.

	Pass	Grade 4	Grade 5	Total loans
2012	(Dollars in Thousands)
Commercial & industrial	$189,496	$820	$876	$191,192
Commercial real estate mortgage	241,981	158	8,052	250,191
Construction & development	87,103	2,086	-	89,189
1-4 family residential	67,190	210	-	67,400
Multi-family residential	13,376	-	-	13,376
Consumer loans	15,344	-	16	15,360
Other loans	3,468	-	-	3,468

Total	$617,958	$3,274	$8,944	$630,176

2011
Commercial & industrial	$183,604	$1,065	$1,672	$186,341
Commercial real estate mortgage	173,949	1,490	8,667	184,106
Construction & development	73,516	2,424	874	76,814
1-4 family residential	50,612	-	-	50,612
Multi-family residential	669	-	-	669
Consumer loans	16,661	-	28	16,689
Other loans	1,143	-	-	1,143

Total	$500,154	$4,979	$11,241	$516,374

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES—(CONTINUED)

The Company’s loans and allowance for credit losses as of December 31, 2012 and 2011 by loan class and disaggregated on the basis of the Company’s impairment methodology is as follows:

2012	Loans individually evaluated for impairment	Loans collectively evaluated for impairment	Total loans	Allowance related to loans individually evaluated for impairment

Commercial & industrial	$1,703	$189,490	$191,192	$591
Commercial real estate mortgage	8,261	241,930	250,191	809
Construction & development	2,094	87,095	89,189	148
1-4 family residential	210	67,190	67,400	-
Multi-family residential	-	13,376	13,376	-
Consumer loans	16	15,344	15,360	-
Other loans	-	3,468	3,468	-

Total Loans	$12,284	$617,893	$630,176	$1,548

2011

Commercial & industrial	$4,072	$182,269	$186,341	$1,143
Commercial real estate mortgage	10,157	173,949	184,106	918
Construction & development	3,298	73,516	76,814	162
1-4 family residential	-	50,612	50,612	-
Multi-family residential	-	669	669	-
Consumer loans	28	16,661	16,689	-
Other loans	-	1,143	1,143	-

Total Loans	$17,555	$498,819	$516,374	$2,223

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE E	ALLOWANCE FOR POSSIBLE CREDIT LOSSES—(CONTINUED)

The following table reflects the unpaid principal balances for impaired loans, segregated by loan class, with the associated allowance amount as of December 31, 2012 and 2011.

2012	Impaired loan balance without an allowance	Impaired loan balance with an allowance	Related Allowance

Commercial & industrial	$-	$1,703	$591
Commercial real estate mortgage	-	8,261	809
Construction & development	-	2,094	148
1-4 family residential	210	-	-
Consumer loans	16	-	-

Total	$226	$12,058	$1,548

2011
Commercial & industrial	$150	$2,676	$1,143
Commercial real estate mortgage	814	9,396	918
Construction & development	114	3,204	162
Consumer loans	28	-	-

Total	$1,106	$15,276	$2,223

For the years ended December 31, 2012 and 2011, the Company’s average impaired loans were $14.2 million and $10.7 million, respectively. The Company has no commitment to loan additional funds to borrowers whose loans have been classified as impaired.

NOTE F	PREMISES AND EQUIPMENT

A summary of premises and equipment, at cost, and accumulated depreciation and amortization at December 31, 2012 and 2011 follows:

	2012	2011
	(Dollars in Thousands)

Land	$1,636	$1,636
Building and improvements	3,731	3,728
Leasehold improvements	3,037	2,011
Furniture, fixtures and equipment	4,197	3,583
Construction in progress	-	14

	12,601	10,972
Less accumulated depreciation and amortization	(4,542)	(3,272)

Premises and equipment, net	$8,059	$7,700

Depreciation and amortization expense for the years ended December 31, 2012 and 2011 was approximately $1.1 million and $904 thousand, respectively.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE G	OTHER REAL ESTATE OWNED

An analysis of activity in other real estate owned for the years ended December 31, 2012 and 2011 is as follows:

	2012	2011
	(Dollars in Thousands)

Balance at beginning of year	$6,708	$3,682
Noncash foreclosure and repossession of real estate in partial satisfaction of debt	-	6,339
Market value adjustments	(340)	(321)
Sales	(1,282)	(2,992)

Balance, end of year	$5,086	$6,708

During 2011, the Company purchased select other real estate owned properties, with carrying amounts totaling $6.9 million, from the Bank. On June 29, 2011 the Company formed BOH Realty, LLC (the LLC), for the purpose of marketing other real estate owned properties and transferred $5.0 million in properties to the LLC. At December 31, 2012, the Bank and LLC held approximately $1 million and $4.1 million, respectively, in other real estate owned.

For the years ended December 31, 2012 and 2011, the Company recorded a net loss on the sale of other real estate owned of $182 thousand and $288 thousand, respectively. Gains on the sale of other real estate in prior years were deferred and recorded in other liabilities. At December 31, 2012 and 2011, the balance of the deferred gain was $104 thousand and $106 thousand, respectively.

NOTE H	ACCRUED INTEREST RECEIVABLE

Accrued interest receivable at December 31, 2012 and 2011 consists of the following:

	2012	2011
	(Dollars in Thousands)

Loans	$1,533	$1,407
Investment and other	859	436

Balance at end of year	$2,392	$1,843

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE I	BANK OWNED LIFE INSURANCE

Bank owned life insurance and the net increase in cash surrender value at December 31, 2012 and 2011 are summarized as follows:

	2012	2011
	(Dollars in Thousands)

Balance, beginning of year	$11,305	$10,826
Purchase of policies	5,000	-
Earnings	525	479

Balance, end of year	$16,830	$11,305

NOTE J	DEPOSITS

The aggregate amount of time deposits in the amount of $100 thousand or more at December 31, 2012 and 2011 was approximately $135.6 million and $152.4 million, respectively. Interest expense for time deposits of $100 thousand or more was approximately $1.3 million and $1.7 million for the periods ended December 31, 2012 and 2011, respectively.

At December 31, 2012, the scheduled maturities of all time deposits are as follows (Dollars in Thousands):

Year ending December 31,
2013	$126,413
2014	15,071
2015	3,303
2016	2,676
2017	4,669

$152,132

The Company had $15.8 million and $23.7 million in brokered deposits at December 31, 2012 and 2011, respectively. Deposit accounts that were overdrawn at December 31, 2012 and 2011 totaled $35 thousand and $70 thousand, respectively, and are included in consumer loans as identified in Note C.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE K	INCOME TAXES

The components of the provision for federal income tax expense at December 31, 2012 and 2011 are as follows:

	2012	2011
	(Dollars in Thousands)

Current	$4,014	$2,964
Deferred	(432)	(446)

Federal income tax expense	$3,582	$2,518

The provision for federal income tax expense at the statutory rate of 34% for the years ended December 31, 2012 and 2011 differs from the income tax expense recorded for financial reporting purposes as follows:

	2012	2011
	(Dollars in Thousands)
Tax expense calculated at statutory rate	$3,938	$2,980
Increase (Decrease) resulting from:
Tax exempt interest and income on life insurance	(471)	(393)
Nondeductible expenses	100	79
Other	15	(148)

Income tax expense	$3,582	$2,518

Deferred income taxes and benefits are provided for differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are as follows at December 31, 2012 and 2011:

	2012	2011
	(Dollars in Thousands)

Deferred Tax Assets (Liabilities)
Allowance for possible credit losses	$1,497	$1,185
Pre-opening expenses	61	70
Securities available for sale	(911)	(967)
Depreciation	(223)	(301)
Other	126	75

Net Deferred Tax Asset	$550	$62

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE L	RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has and expects to continue to conduct routine banking business with related parties, including its executive officers, directors, the Bank’s executive officers and directors, the Company’s stockholders, and their affiliates in which they directly or indirectly have 5% or more beneficial ownership.

Loans - In the opinion of management, loans to related parties were entered into in the ordinary course of business, and were made on the same terms and conditions as similar transactions with unaffiliated persons. Loans to such borrowers are summarized as follows at December 31, 2012 and 2011:

	2012	2011
	(Dollars in Thousands)

Balance, beginning of year	$7,146	$10,474
New loans/advances during the year	3,359	1,700
Repayments during the year	(1,623)	(5,028)

Balance, end of year	$8,882	$7,146

Unfunded Commitments - At December 31, 2012 and 2011, the Company had approximately $1 million and $775 thousand, respectively, in unfunded commitments to related parties.

Deposits - The Company held deposits from related parties of approximately $16.4 million and $17.2 million, respectively, at December 31, 2012 and 2011.

NOTE M	REPURCHASE AGREEMENTS

At December 31, 2012 and 2011, the Company had outstanding balances of $10 million received from the sale of securities that were sold under an agreement to repurchase. Securities subject to the transfer of ownership under the repurchase agreement are included in securities in the Company’s consolidated balance sheets and the carrying value of these securities is disclosed in Note B. The Company’s repurchase agreement is with one entity and pays interest rates on these funds according to the terms of the repurchase agreement.

NOTE N	BORROWING LINES AND OUTSTANDING BORROWINGS

At December 31, 2012 and 2011, the Company had approximately $23 million and $28 million, respectively, available in unsecured lines of credit with correspondent banks. At December 31, 2012 and 2011, the Company had no borrowings outstanding on these lines of credit.

At December 31, 2012 and 2011, the Company had total available borrowings through the Federal Home Loan Bank of approximately $167.2 million and $195.4 million, respectively, which were secured by investment securities safe kept at the Federal Home Loan Bank and a blanket lien on certain real estate and commercial loans. At December 31, 2012 and 2011, there were $40 million and $45 million, respectively, in outstanding Federal Home Loan Bank advances.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE N	BORROWING LINES AND OUTSTANDING BORROWINGS—(CONTINUED)

At December 31, 2012 the scheduled maturities of advance from the Federal Home Loan Bank are as follows:

	Interest Rates on Advances	Amount Outstanding
	(Dollars in Thousands)
2013	0.27% - 1.395%	$20,000
2018	1.95% - 2.095%	20,000

Total advances outstanding		$40,000

NOTE O	COMMITMENTS

Commitments to extend credit and financial instruments with off-balance sheet risk.

In the normal course of business, the Company enters into various transactions which, in accordance with accounting principles generally accepted in the United States of America, are not included in the consolidated balance sheets. These transactions are referred to as “off-balance sheet commitments.” The Company enters into these transactions to meet the financing needs of its customers. These transactions include commitments to extend credit and standby letters of credit which involve elements of credit risk in excess of the amounts recognized in the consolidated balance sheets. The Company minimizes its exposure to loss under these commitments by subjecting them to credit approval and monitoring procedures.

The contractual amount of the Company’s financial instruments with off-balance sheet risk at December 31, 2012 and 2011 is presented below:

	2012	2011
	(Dollars in Thousands)

Commitments to extend credit	$151,524	$116,881

Standby letters of credit	$12,587	$667

Due to the nature of the Company’s unfunded loan commitments, including unfunded lines of credit, the amounts presented above do not necessarily represent amounts the Company anticipates funding in the future.

The Company enters into contractual commitments to extend credit, normally with fixed expiration dates or termination clauses, at specified rates and for specific purposes. Customers use credit commitments to ensure that funds will be available for working capital purposes, for capital expenditures and to ensure access to funds at specified terms and conditions. Substantially all of the Company’s commitments to extend credit are contingent upon customers maintaining specific credit standards at the time of loan funding. Management assesses the credit risk associated with certain commitments to extend credit in determining the level of the allowance for possible credit losses.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE O	COMMITMENTS—(CONTINUED)

Letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. The Company’s policies generally require that letters of credit arrangements contain security and debt covenants similar to those contained in loan agreements.

Lease commitments

The Company leases its banking facilities under non-cancelable operating leases. Future minimum lease payments under the leases are as follows at December 31, 2012 (Dollars in Thousands):

Year ending December 31,
2013	$816
2014	775
2015	779
2016	705
2017	294
Thereafter	88

$3,458

It is expected that in the normal course of business, leases that expire will be renewed or replaced by leases on other property. Rent expense was approximately $645 thousand and $593 thousand in 2012 and 2011, respectively.

Litigation

The Company is involved in various litigation arising in the normal course of business. In the opinion of management, the ultimate liability, if any, would not be material to the financial position or results of operations of the Company.

NOTE P	PREFERRED STOCK AND COMMON STOCK

Preferred Stock

In July 2011, the Company redeemed the Preferred Stock, Series A and B which was previously issued in connection with the Capital Purchase Program, with funds received under the Small Business Lending Fund (SBLF). In connection with the Company’s participation in the SBLF, the Company issued 23,938 shares of its $1 par value preferred stock designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, with a liquidation value of $1,000 per share for an aggregate purchase price of $23.9 million. The Series C Preferred Stock qualifies as Tier 1 Capital.

In December 2011, in connection with the adoption of the Company’s Employee Stock Purchase Plan (ESPP), the Company authorized 300,000 shares of preferred stock, Series D

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE P	PREFERRED STOCK AND COMMON STOCK—(CONTINUED)

Preferred Stock, par value $1.00 per share, with dividend rights and rights upon liquidation equal to the Company’s Series C Preferred Stock and senior to the Company’s common stock. Series D Preferred shares are automatically converted into shares of the Company’s Common Stock, on the basis of one share of Common Stock for each share of Series D Preferred Stock, immediately prior to the closing of a change of control of the Company. Upon liquidation, holders of shares of Series D Preferred Stock will receive an amount equal to the greater of the book value of the preferred stock as of the date of liquidation, the amount per share to be paid to holders of Common Stock, or $8.75 per share. At December 31, 2012, approximately 32,000 shares of Series D Preferred Stock had been issued under the ESPP.

Dividends Payable

The Series C Preferred stock calls for non-cumulative dividends payable quarterly based upon a rate that fluctuates, with the highest annual percentage of 9% and the lowest of 1%, given changes in the Bank’s level of Qualified Small Business Lending (QSBL) as compared to the Bank’s baseline QSBL level at the date of issuance of the Series C. During 2012, dividends of approximately $239 thousand were paid on the Series C Preferred stock.

The Company is not required to pay any dividends on the Series D Preferred. Holders of Series D Preferred are entitled to a preference in the distribution of dividends and will receive dividends when and if declared and paid by the Company prior to receipt of dividends by the holders of common stock. During the year, the company approved a one-time cash dividend at $1.10 per share of common stock and $1.10 per share of Series D Preferred stock. At December 31, 2012, dividends of approximately $35 thousand had been paid to the holders of the Series D Preferred Stock.

Common Stock

In December 2010, the Company began an offering for the sale of common stock at $9.25 per share. At December 31, 2010, cash of $1.3 million for 136,744 shares had been received by the Company. The amount was recorded as a liability as no shares were issued until February 2011. The offering was closed in February 2011 with a total of 1,677,712 shares sold and $8.4 million and $7.0 million was recorded in the Company’s consolidated balance sheet as common stock and surplus, net of offering costs of $148 thousand, respectively.

At December 31, 2012 and 2011, the Company has 20,050,000 shares of common stock authorized at a par value of $5 per share and 6,953,775 and 6,771,952 issued and outstanding, respectively. During the year ending December 31, 2012, in conjunction with the one-time cash dividend of $1.10 per share of common stock, the Company paid approximately $7.7 million in dividends on common stock.

NOTE Q	EMPLOYEE BENEFIT PLANS

During 2006, the Bank established a 401(k) employee benefit plan in which substantially all employees may participate. Participants may elect to contribute a portion of their salary to the

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE Q	EMPLOYEE BENEFIT PLANS—(CONTINUED)

plan, subject to certain Federal Tax Code limitations. Additionally, the Bank has agreed to match a percentage of the participant’s contribution based on the percentage of salary contributed by participants. Benefit plan matching contributions for the years ended December 31, 2012 and 2011 were approximately $321 thousand and $266 thousand, respectively. Administrative fees for the plan were approximately $5,000 and $4,000 for the years ended December 31, 2012 and 2011, respectively. The Bank may also make discretionary contributions to the plan; however, no discretionary contributions were made during the years ended December 31, 2012 and 2011.

NOTE R	STOCK OPTIONS AND WARRANTS

The Company adopted the 2008 Equity Incentive Plan under which options to purchase shares of the Company’s common stock may be granted to key employees and directors at a price established at the date of grant. There was no change to the Bank’s 2007 Equity Incentive Plan or to the terms of outstanding options and warrants as a result of the formation of the Company, and all outstanding options and warrants for the Bank’s common stock became options and warrants for the Company’s common stock. At December 31, 2012, the Company has reserved 1,443,961 shares of common stock for issuance under the stock option plan of which 1,113,200 options have been granted and remain outstanding. At December 31, 2012, options representing 330,761 shares were available for future grant. The options granted must be exercised within ten years from the date of grant and vest ratably over five year period. For options granted, the option price was determined by the Board of Directors as of the date the option was granted to be 100% of management’s estimate of the stock’s fair market value of the Company’s common stock at the grant date.

As remuneration for services provided by each of the ten directors who organized the opening of the Bank, 10,000 warrants to acquire shares of the Company’s common stock were issued to each organizer in March 2005. Each warrant entitles the holder to acquire one share of the Company’s common stock at a price of $5.00 per share which was considered by management to be equal to the fair market value of the stock. These warrants vested upon issuance and must be exercised within ten years from the date of grant. During the year ending December 31, 2012, all remaining outstanding warrants had been exercised.

Along with the one-time dividend per share of common stock and Series D Preferred stock, the Company approved a one-time non-cash dividend to all optionees. The non-cash dividend equated to an additional 10% in stock options as of the record date of December 18, 2012, and a 10% reduction in strike price on all options held by the optionees on that date. The following tables include the effects of the non-cash dividend and reduction of the strike price.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE R	STOCK OPTIONS AND WARRANTS—(CONTINUED)

Below is a table that sets forth pertinent information regarding stock options and warrants for the years ended December 31, 2012 and 2011, respectively.

	2012		2011
	Number of Shares Underlying Options/Warrants	Weighted Average Exercise Prices	Number of Shares Underlying Options/Warrants	Weighted Average Exercise Prices
Outstanding at beginning of year	985,784	$6.21	919,284	$5.92
Granted	253,778	$10.80	84,500	$9.46
Exercised	(97,800)	$4.96	(17,000)	$6.88
Forfeited	(31,341)	$8.26	(1,000)	$7.00

Outstanding at end of year	1,110,421	$6.36	985,784	$6.21

Exercisable at end of year	816,224	$5.31	748,870	$5.65

The aggregate intrinsic value of all options outstanding at December 31, 2012 based upon management’s estimate of fair value is approximately $5.1 million, of which approximately $4.5 million is attributable to options exercisable at that date. The Company received proceeds of approximately $234 thousand and $117 thousand from options exercised during 2012 and 2011, respectively.

Exercise Price	Options Outstanding	Weighted Average Remaining Contractual Life	Options Exercisable
$5.00 - $ 7.50	842,931	3.99 years	786,417
$7.50 - $ 10.00	99,951	7.80 years	29,807
$10.00 - $11.00	167,539	9.60 years	-

	1,110,421	5.18 years	816,224

A summary of changes in unvested options for the years ended December 31, 2012 and 2011, respectively, is as follows:

	2012	2011
Unvested options outstanding beginning of year	236,914	289,899
Granted	178,891	84,500
Forfeited	(31,341)	(400)
Vested	(90,267)	(137,085)

Unvested options outstanding, end of year	294,197	236,914

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE R	STOCK OPTIONS AND WARRANTS—(CONTINUED)

The fair value of each option and warrant granted is estimated on the date of grant using the Black-Scholes option pricing model. For options and warrants granted in 2012 and 2011 the following assumptions were used:

	2012	2011
Dividend Yield	0%	0%
Expected Volatility	20.61-22.40%	21.15-22.19%
Risk Free Interest Rates	0.75-1.32%	1.12-2.50%
Expected Life in Years	6 years	6 years

The Company recorded $177 thousand and $138 thousand in stock-based compensation expense related to the vesting of equity awards for the years ended December 31, 2012 and 2011, respectively. As of December 31, 2012, there was approximately $577 thousand of total unrecognized compensation expense, net of estimated future forfeitures, related to unvested employee stock-based compensation arrangements. At December 31, 2012 the unrecognized compensation expense related to stock-based compensation arrangements is expected to be recognized over 5 years.

NOTE S	REGULATORY MATTERS

Regulatory Capital

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Capital adequacy guidelines and, additionally for banks, prompt corrective action regulations, involve quantitative measures and risk weighting of assets, liabilities, and certain off-balance sheet items calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by regulators about components, risk weighting, and other factors.

Failure to meet the minimum regulatory capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that if undertaken, could have a direct material effect on the Company’s consolidated financial statements. Management believes, as of December 31, 2012, that the Company and Bank meet all the capital adequacy requirements to which it is subject.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE S	REGULATORY MATTERS—(CONTINUED)

At February 24, 2012, the most recent notification date from the regulators, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To remain categorized as well capitalized, the Bank will have to maintain minimum total risk-based, Tier I risk-based, and Tier I leverage capital ratios as disclosed in the following table. There are no conditions or events since the most recent notification that management believes have changed the Bank’s prompt corrective action category.

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Amount	Ratio	Amount	Ratio	Amount	Ratio
2012
Total Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$91,089	13.7%	$53,404	8.0%	N/A
Bank of Houston	$81,097	12.2%	$53,068	8.0%	$66,335	10.0%

Tier I Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$84,950	12.7%	$26,702	4.0%	N/A
Bank of Houston	$74,958	11.3%	$26,534	4.0%	$39,801	6.0%

Leverage Ratio
BOH Holdings, Inc.	$84,950	9.7%	$35,173	4.0%	N/A
Bank of Houston	$74,958	8.6%	$34,994	4.0%	$43,743	5.0%

2011
Total Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$88,742	16.0%	$44,425	8.0%	N/A
Bank of Houston	$72,282	13.1%	$44,024	8.0%	$55,030	10.0%

Tier I Capital to Risk-Weighted Assets
BOH Holdings, Inc.	$82,800	15.0%	$22,213	4.0%	N/A
Bank of Houston	$66,340	12.1%	$22,012	4.0%	$33,018	6.0%

Leverage Ratio
BOH Holdings, Inc.	$82,800	11.8%	$27,998	4.0%	N/A
Bank of Houston	$66,340	9.5%	$27,847	4.0%	$34,809	5.0%

Dividend Restrictions

In the ordinary course of business, the Company may be dependent upon dividends from the Bank to provide funds for the payment of dividends to stockholders and to provide for other cash requirements. Banking regulations may limit the amount of dividends that may be paid. Approval by regulatory authorities is required if the effect of dividends declared would cause the regulatory capital of the Bank to fall below specified minimum levels.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE T	FAIR VALUE DISCLOSURES

The fair value of an asset or liability is the price that would be received to sell that asset or paid to transfer that liability in an orderly transaction occurring in the principal market (or most advantageous market in the absence of a principal market) for such asset or liability. In estimating fair value, the Company utilized valuation techniques that are consistent with the market approach, the income approach, and/or the cost approach. Such valuation techniques are consistently applied. Inputs to valuation techniques include the assumptions that market participants would use in pricing an asset or liability.

Fair Value Hierarchy

ASC Topic 820, Fair Value Measurements and Disclosures, specifies a hierarchy of valuation techniques based upon whether the inputs to those valuation techniques are observable or unobservable. These inputs are summarized in the three broad levels listed below.

Level 1 - Level 1 inputs are based upon quoted prices in active markets for identical assets and liabilities. The Company had no assets or liabilities measured using Level 1 inputs at December 31, 2012 and 2011.

Level 2 - Level 2 inputs are based upon other significant observable inputs (including quoted prices in active or inactive markets for similar assets or liabilities), or other inputs that are observable or can be corroborated by observable market data for substantially the full term of a financial instrument. The fair values for the Company’s U.S. Government agency bonds, mortgage-backed securities and municipal securities classified as available for sale, impaired loans, and real estate owned were measured using Level 2 inputs at December 31, 2012 and 2011.

Level 3 - Level 3 inputs are based upon unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. Level 3 measurements are determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation. The Company had no assets or liabilities measured using Level 3 inputs at December 31, 2012 and 2011.

During the years ending December 31, 2012 and 2011, there were no transfers of assets or liabilities within the levels of the fair value hierarchy.

The Company’s valuation methodologies may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. While management believes the Company’s valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE T	FAIR VALUE DISCLOSURES—(CONTINUED)

Financial Instruments Recorded at Fair Value

Recurring – Financial assets measured at fair value on a recurring basis as of December 31, 2012 and 2011, consisted of the Company’s securities available for sale as reflected on the consolidated balance sheets.

Non-recurring - Certain financial assets are measured at fair value on a non-recurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). At December 31, 2012 and 2011, the Company held no financial instruments measured at fair value on a non-recurring basis with Level 1 or Level 3 valuation inputs. The fair value of impaired loans disclosed in Note E was measured on a non-recurring basis using Level 2 inputs.

Non-Financial Assets and Non-Financial Liabilities Recorded at Fair Value

The Company has no non-financial assets or non-financial liabilities measured at fair value on a recurring basis. The Company has certain non-financial assets that are measured at fair value on a non-recurring basis to include foreclosed assets (upon initial recognition or subsequent impairment).

The fair value of the Company’s foreclosed assets, upon initial recognition, is estimated using Level 2 inputs, based upon observable market input data. Foreclosed assets measured at fair value upon initial recognition and subsequent re-measurement are described in Note G.

Fair Value Disclosure for all Financial Instruments

The Company is required to disclose the fair value of all financial instruments, including those financial assets and financial liabilities not recorded at fair value in its consolidated balance sheets, for which it is practicable to estimate fair value. Following is a table that summarizes the estimated fair market values of all financial instruments of the Company at December 31, 2012 and 2011, followed by methods and assumptions that were used by the Company in estimating the fair value.

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE T	FAIR VALUE DISCLOSURES—(CONTINUED)

The estimated fair values of financial instruments at December 31, 2012 and 2011 are as follows:

	2012		2011
	Carrying Amount	Estimated Fair Values	Carrying Amount	Estimated Fair Values
	(Dollars in Thousands)
Financial Assets
Cash and cash equivalents	$ 122,730	$ 122,730	$ 125,299	$ 125,299
Securities held to maturity	9,567	9,973	4,607	4,776
Securities available for sale	107,741	107,741	81,151	81,151
Other securities	3,963	3,963	2,557	2,557
Loans, net	623,206	625,607	509,740	512,908
Bank owned life insurance	16,830	16,830	11,305	11,305

Total Financial Assets	$ 884,037	$ 886,844	$ 734,659	$ 737,996

Financial Liabilities
Noninterest bearing deposits	$ 355,509	$ 355,509	$ 270,260	$ 270,260
Interest-bearing deposits	406,903	407,446	341,399	342,113
Other borrowings	40,000	40,580	45,000	46,083
Securities sold under repurchase agreements	10,000	10,062	10,000	10,362

Total Financial Liabilities	$ 812,412	$ 813,597	$ 666,659	$ 668,818

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company would realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. The fair values of all financial instruments have been determined as follows:

Cash and cash equivalents - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

Securities available for sale and securities held to maturity - For securities, fair value is determined using Level 2 inputs as previously described.

Other securities and Bank owned life insurance – For these securities, the carrying amount is a reasonable estimate of fair value.

Loans - Fair values of loans are estimated for segregated groupings of loans with similar financial characteristics. Loans are segregated by segment such as real estate, commercial and

BOH HOLDINGS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2012 AND 2011

NOTE T	FAIR VALUE DISCLOSURES—(CONTINUED)

industrial, consumer, and other loans. Each of these categories is further subdivided into fixed and adjustable rate loans and performing and non-performing loans. The fair value of performing loans is calculated by discounting scheduled cash flows through the estimated maturity using estimated market discount rates that reflect the credit and interest rate risk inherent in the various types of loans. Impaired loans are valued using Level 2 inputs as previously described.

Deposit liabilities - The fair values for non-interest bearing deposits are reported at a value equal to the amount payable on demand at the reporting date. Fair values for interest-bearing deposits are estimated using a discounted cash flow calculation that applies interest rates currently being offered on deposits to a schedule of aggregated expected monthly maturities.

Other borrowings - For these advances, the carrying amount is a reasonable estimate of fair value for the short term advances. The estimated fair value of long term advances is determined using current estimated market rates for similar term borrowings.

Repurchase agreements - For these short-term instruments, the carrying amount is a reasonable estimate of fair value.

APPENDIX A—AGREEMENT AND PLAN OF REORGANIZATION

AGREEMENT AND PLAN OF REORGANIZATION

BY AND BETWEEN

INDEPENDENT BANK GROUP, INC.

MCKINNEY, TEXAS

AND

BOH HOLDINGS, INC.

HOUSTON, TEXAS

Dated as of November 21, 2013

A-i

A-ii

A-iii

A-iv

Exhibit A	Form of Releases by D&Os
Exhibit B	Form of Releases of D&Os

A-v

AGREEMENT AND PLAN OF REORGANIZATION

THIS AGREEMENT AND PLAN OF REORGANIZATION (“Agreement”) is made and entered into as of the 21st day of November, 2013, by and between INDEPENDENT BANK GROUP, INC., a Texas corporation and registered bank holding company with its principal offices in McKinney, Texas (“IBG”), and BOH Holdings, Inc., a Texas corporation and registered bank holding company with its principal offices in Houston, Texas (“BOHI”).

RECITALS:

WHEREAS, BOHI owns all of the capital stock of Bank of Houston, a Texas banking association with its home office in Houston, Texas (“Bank of Houston”);

WHEREAS, IBG desires to acquire all of the issued and outstanding common shares of BOHI (the “BOHI Shares”) through the merger (the “Merger”) of BOHI with and into IBG, with IBG continuing as the corporation surviving the Merger, pursuant to which holders of BOHI Shares will be entitled to receive cash and common shares of IBG (the “IBG Shares”) as provided for herein;

WHEREAS, IBG and BOHI believe that the Merger, as provided for and subject to the terms and conditions set forth in this Agreement and all exhibits, schedules and supplements hereto, is in the best interests of IBG and BOHI and their respective shareholders;

WHEREAS, after the Merger, IBG will effect the merger of Bank of Houston with and into Independent Bank, McKinney, Texas, a Texas banking association and a wholly-owned subsidiary of IBG (“Independent Bank”), with Independent Bank continuing as the surviving bank (the “Bank Merger”);

WHEREAS, the parties intend that: (i) the Merger will qualify as a reorganization within the meaning of § 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”) and the rules and regulations promulgated thereunder, (ii) that the Bank Merger qualify as a reorganization within the meaning of § 368(a) of the Code and the rules and regulations promulgated thereunder, and (iii) that this Agreement constitutes a plan of reorganization within the meaning of § 368 of the Code and the applicable regulations;

WHEREAS, to induce IBG to enter into this Agreement, certain shareholders of BOHI have entered a voting agreement pursuant to which those shareholders agree to vote their BOHI Shares and their ESPP Preferred Shares (as defined in Section 3.03) in favor of the Agreement and the Merger;

WHEREAS, contemporaneously with the execution of this Agreement, the parties thereto entered into (i) the employment agreements with certain of the executive officers of BOHI and BOH and (ii) the support agreements, in each case, to be effective, if at all, at the Effective Time (collectively, the “Additional Agreements”);

WHEREAS, IBG and BOHI desire to set forth certain representations, warranties and covenants made by each to the other as an inducement to the execution and delivery of this Agreement and certain additional agreements related to the transactions contemplated hereby; and

WHEREAS, the respective boards of directors of IBG and BOHI have approved this Agreement and the proposed transactions substantially on the terms and conditions set forth in this Agreement.

AGREEMENT:

NOW, THEREFORE, for and in consideration of the foregoing and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound hereby, the parties hereby agree as follows:

ARTICLE I

ACQUISITION OF BOHI BY IBG

Section 1.01. Merger of BOHI with and into IBG. Subject to the terms and conditions of this Agreement, BOHI will merge with and into IBG pursuant to the provisions of Chapter 10 and Chapter 21 of the Texas Business Organizations Code (the “TBOC”).

Section 1.02. Effects of the Merger. The Merger shall have the effects set forth in Section 10.008 of the TBOC. After the Merger, IBG shall continue as the corporation resulting from the Merger (the “Resulting Corporation”), and the separate corporate existence of BOHI shall cease. The name of the Resulting Corporation shall be “Independent Bank Group, Inc.” The existing principal office and facilities of IBG immediately preceding the Merger shall be the principal office and facilities of the Resulting Corporation after the Merger. At the Effective Time, all rights, title and interests to all real estate and other property owned by each of IBG and BOHI shall be allocated to and vested in the Resulting Corporation without reversion or impairment, without further act or deed, and without any transfer or assignment having occurred, but subject to any existing liens or encumbrances thereon. At the Effective Time, all liabilities and obligations of IBG and BOHI shall be allocated to the Resulting Corporation, and the Resulting Corporation shall be the primary obligor therefor, and no other party to the Merger shall be liable therefor. At the Effective Time, a proceeding pending by or against either IBG or BOHI may be continued as if the Merger did not occur, or the Resulting Corporation may be substituted in the proceedings.

Section 1.03. Certificate of Formation and Bylaws. As a result of the Merger, the Certificate of Formation, as amended, and Bylaws of IBG shall continue in effect as the Certificate of Formation and Bylaws of the Resulting Corporation until the same shall be amended and changed as provided by applicable law.

Section 1.04. Directors and Executive Officers. The directors and executive officers of IBG as of the Effective Time, shall be the directors and executive officers of the Resulting Corporation, and such directors and executive officers shall hold office from the Effective Time until their respective successors are duly elected or appointed and qualified in the manner provided in the Certificate of Formation and Bylaws of the Resulting Corporation or as otherwise provided by applicable law.

Section 1.05. Merger Consideration. At the Effective Time (as defined in Section 1.10) by virtue of this Agreement and without any further action on the part of any holder, all of the BOHI Shares outstanding immediately before the Effective Time shall, subject to adjustment pursuant to Section 8.07, be converted into the right to receive an aggregate $34,000,000 in cash (the “Aggregate Cash Consideration”) and an aggregate 3,616,060 IBG Shares.

A.        Any BOHI Shares that are owned by BOHI (other than as a fiduciary) shall automatically be canceled and retired and all rights with respect thereto shall cease to exist, and no consideration shall be delivered in exchange therefor.

B.        Each BOHI Share issued and outstanding immediately before the Effective Time (excluding BOHI Shares canceled pursuant to Section 1.05(A)) shall be converted into, and shall be canceled in exchange for, the right to receive:

(1)        A cash amount equal to the quotient of (i) $34,000,000, divided by (ii) the number of BOHI Shares outstanding immediately before the Effective Time (the “Per Share Cash Consideration”), subject to adjustment pursuant to Section 8.07;

(2)        A fraction of an IBG Share, rounded to the nearest hundred thousandth, equal to the quotient of (i) the quotient of (x) $136,000,000, divided by (y) the number of BOHI Shares outstanding immediately before the Effective Time, divided by (ii) $37.61(the “Per Share Stock Consideration”); and

(3)        Notwithstanding anything in this Agreement to the contrary, IBG will not issue any certificates or scrip representing fractional IBG Shares otherwise issuable pursuant to the Merger. In lieu of the issuance of any such fractional shares, IBG shall pay to each former holder of BOHI Shares otherwise entitled to receive such fractional share an amount of cash determined by multiplying (i) the Average Closing Price by (ii) the fraction of an IBG Share which such holder would otherwise be entitled to receive pursuant to this Section 1.05. “Average Closing Price” means the volume-weighted average of the sale price per IBG Share on the NASDAQ Stock Market, Inc. Global Market System (“NASDAQ”) for the twenty consecutive trading days ending on and including the third trading day preceding the Closing Date, as reported by Bloomberg.

C.        Subject only to dissenter’s rights under Subchapter H of Chapter 10 of the TBOC, all BOHI Shares shall no longer be outstanding and shall be cancelled and retired and all rights with respect thereto shall cease to exist, and each holder of BOHI Shares shall cease to have any rights with respect thereto, except the right to receive the consideration provided for in this Section 1.05.

Section 1.06. Treatment of BOHI Awards.

A.        BOHI Options. Pursuant to the terms of the Amended and Restated 2008 BOHI Equity Incentive Plan and each underlying award agreement, each option to acquire BOHI Shares (“BOHI Options”), that is not otherwise immediately exercisable will become fully exercisable upon the approval of this Agreement by the BOHI’s shareholders at the BOHI Meeting (as defined in Section 1.09). The BOHI Board shall set a date (which date will be at least one business day before the Effective Time) (the “Specified Date”) before which all BOHI Options shall automatically be exercised without any action on the part of the holder thereof on a for-cash or cashless exercise basis, as determined by such holder, and BOHI shall issue BOHI Shares pursuant to such automatic exercise of the BOHI Options. After the Specified Date and prior to the Effective Time, all BOHI Options will terminate and the holder thereof shall have no further rights to acquire BOHI Shares pursuant to any such terminated BOHI Option. All BOHI Options and the number of BOHI Shares into which they will be automatically converted are set forth on Confidential Schedule 1.06(A).

B.        ESPP Preferred Shares. Pursuant to the terms of the BOHI Employee Stock Purchase Plan (the “ESPP Plan”), the BOHI Board shall set a date (which date will be at least two business days before the Effective Time) (the “ESPP Specified Date”) on which all accumulated payroll deductions by participants in the ESPP Plan up to the ESPP Specified Date shall be applied to purchase ESPP Preferred Shares. After the ESPP Specified Date and prior to the Effective Time, no additional ESPP Preferred Shares shall be issued and the participants in the ESPP Plan shall have no further rights to acquire ESPP Preferred Shares. Prior to the Effective Time, all outstanding ESPP Preferred Shares shall convert into BOHI Shares, on a one for one basis, pursuant to the ESPP Plan and no shares of ESPP Preferred Shares shall be outstanding as of the Effective Time. The ESPP Preferred Shares outstanding as of the date hereof and the maximum number of ESPP Preferred Shares issuable between the date hereof and the ESPP Specified Date, and, in each case, the number of BOHI Shares into which such ESPP Preferred Shares will be converted, is set forth on Confidential Schedule 1.06(B).

C.        The BOHI Options and the grants of the option to purchase ESPP Preferred Shares are collectively referred to as the “BOHI Awards”.

Section 1.07. Treatment of IBG Shares. Each IBG Share outstanding immediately prior to the Effective Time shall, on and after the Effective Time, remain issued and outstanding as one share of common stock of IBG as the corporation surviving the Merger.

Section 1.08. Dissenting Shareholders. Notwithstanding anything in this Agreement to the contrary, BOHI Shares that are held by shareholders of BOHI who have complied with the terms and provisions of Subchapter H of Chapter 10 of the TBOC (each a “Dissenting Shareholder”) shall be entitled to those rights and remedies set forth in Subchapter H of Chapter 10 of the TBOC; but if a shareholder of BOHI fails to perfect, withdraws or otherwise loses any such right or remedy granted by the Subchapter H of Chapter 10 of the TBOC, each BOHI Share held by such shareholder shall be converted into and represent only the right to receive the consideration as specified in Section 1.05.

Section 1.09. SEC Filing and Shareholder Approval.

A.        As promptly as practicable following the date of this Agreement, IBG shall prepare a registration statement on Form S-4 or other applicable form (the “Registration Statement”) to be filed by IBG with the Securities and Exchange Commission (“SEC”) in connection with the issuance of the IBG Shares to the BOHI Shareholders pursuant to Section 1.05 (including the Proxy Statement for the shareholder meetings of IBG and BOHI and prospectus and other proxy solicitation materials constituting a part thereof (together, the “Proxy Statement”) and all related documents). BOHI shall prepare and furnish to IBG such information relating to BOHI and its directors, officers and shareholders as may be reasonably required to comply with SEC rules and regulations in connection with the Registration Statement. IBG shall provide BOHI, and its legal, financial and accounting advisors, the right to review and provide comments upon (i) the Registration Statement in advance of such Registration Statement being filed with the SEC and (ii) on all amendments and supplements to the Registration Statement and all responses to requests for additional information and replies to comments relating to the Registration Statement before filing or submission to the SEC. IBG shall consider in good faith all comments from BOHI and its legal, financial and accounting advisors to the Registration Statement, all amendments and supplements thereto and all responses to requests for additional information. BOHI agrees to cooperate with IBG and IBG’s counsel and accountants in requesting and obtaining appropriate opinions, consents and letters from its financial advisor and independent auditor and in taking such other actions in connection with the Registration Statement and the Proxy Statement. If BOHI has cooperated and promptly provided information required to be delivered by it for inclusion in the Registration Statement and Proxy Statement as required by this Section 1.09(A) and Section 5.02, IBG shall file, or cause to be filed, the Registration Statement with the SEC on or before January 6, 2014. IBG shall use its commercially reasonable efforts to cause the Registration Statement to be declared effective under the Securities Act of 1933, as amended (the “Securities Act”), as promptly as reasonably practicable after the filing thereof. IBG also agrees to use its commercially reasonable efforts to obtain all necessary state securities law or “Blue Sky” permits and approvals required to carry out the transactions contemplated by this Agreement.

B.        The Board of Directors of BOHI (the “BOHI Board”) shall duly call, give notice of, and cause to be held, a meeting of its shareholders (the “BOHI Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the BOHI Meeting. Specifically, the BOHI Board will present for the consideration of BOHI shareholders a proposal to approve and adopt this Agreement and the Merger and the transactions contemplated hereby. The BOHI Board will (i) cause proper notice of the BOHI Meeting to be given to the BOHI shareholders in compliance with applicable law and regulations, (ii) distribute to the BOHI shareholders the Proxy Statement, (iii) recommend by the affirmative vote of the BOHI Board a vote in favor of approval of the proposals set forth in this Section 1.09(B), subject to Section 1.09(C), and (iv) perform such other acts as may reasonably necessary to ensure that shareholder approval of the proposals set forth in this Section 1.09(B) are obtained. BOHI shall print and commence the mailing (at its expense) of the Proxy Statement to its shareholders on or before the fifth business day after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing.

C.        Notwithstanding the foregoing, BOHI and the BOHI Board are permitted to change its recommendation as contemplated by this Section 1.09(C) (“Change in Recommendation”) if and only to the extent that:

(1)        BOHI, Bank of Houston and the BOHI Representatives (as defined in Section 5.10), have complied in all material respects with Section 5.10;

(2)        the BOHI Board, after consultation with its outside counsel, has determined in good faith that failure to make a Change in Recommendation would reasonably be expected to result in a violation of its fiduciary duties under applicable law; and

(3)        if the BOHI Board intends to make a Change in Recommendation after BOHI has received an Acquisition Proposal (as defined in Section 9.04(C)), (a) the BOHI Board has concluded in good faith, after giving effect to all of the adjustments which may be offered by IBG pursuant to subclause (c) below, that such Acquisition Proposal constitutes a Superior Proposal (as defined in Section 9.04(D)), (b) BOHI shall notify IBG, at least five business days in advance, of its intention to make a Change in Recommendation in response to such Superior Proposal (including the identity of the party making such Acquisition Proposal) and furnish to IBG a written description of the material terms of the Superior Proposal and copies of such other material documents that BOHI is not required to keep confidential, and (c) before making such a Change in Recommendation, BOHI shall, and shall cause its financial and legal advisors to, during the period after BOHI’s delivery of the notice referred to in subclause (b) above, negotiate with IBG in good faith for a period of up to five business days (to the extent IBG desires to negotiate) to make such adjustments in the terms and conditions of this Agreement so that such Acquisition Proposal ceases to constitute a Superior Proposal.

D.        The Board of Directors of IBG (the “IBG Board”) shall duly call, give notice of, and cause to be held, a meeting of its shareholders (the “IBG Meeting”) and will direct that this Agreement and the transactions contemplated hereby be submitted to a vote at the IBG Meeting. Specifically, the IBG Board will present for the consideration of IBG shareholders a proposal to approve and adopt this Agreement and the Merger and the transactions contemplated hereby. The IBG Board will (i) cause proper notice of the IBG Meeting to be given to the IBG shareholders in compliance with applicable law and regulations, (ii) distribute to the IBG shareholders the Proxy Statement, (iii) recommend by the affirmative vote of the IBG Board a vote in favor of approval of the proposals set forth in this Section 1.09(D), and (iv) perform such other acts as may reasonably be necessary to ensure that shareholder approval of the proposals set forth in this Section 1.09(D) are obtained. IBG shall print and commence the mailing (at its expense) of the Proxy Statement to its shareholders on or before the fifth business day after the date that the Registration Statement is declared effective and a final prospectus (relating to the Registration Statement) and Proxy Statement is on file with the SEC before such mailing.

Section 1.10. Effective Time. The “Effective Time” means the effective time of the Merger as specified in the Certificate of Merger filed with and certified by the Texas Secretary of State (“TSOS”). The Certificate of Merger shall be filed with the TSOS on the Closing Date.

Section 1.11. Bank Merger. Immediately after the Effective Time, IBG shall cause the Bank Merger to be consummated.

Section 1.12. Anti-Dilution Provisions. If, between the date of this Agreement and the Effective Time, the IBG Shares are changed into a different number or class of shares by reason of any reclassification, recapitalization, split-up, combination, exchange of shares or readjustment, or a share dividend thereon is declared with a record date within said period, the Per Share Stock Consideration and any dependent items shall be adjusted accordingly to provide to the BOHI shareholders the same economic effect as contemplated by this Agreement prior to such action; but an offering or sale of IBG Shares shall not be deemed a reclassification, recapitalization, split-up, combination, exchange of shares or readjustment of the IBG Shares.

Section 1.13. Tax Matters.

A.        None of IBG, Independent Bank, BOHI or Bank of Houston has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Merger from qualifying as a reorganization within the meaning of § 368 of the Code. IBG, Independent Bank, BOHI and Bank of Houston shall each use its reasonable best efforts to cause (i) the Merger, to qualify as a “reorganization” within the meaning of § 368(a) of the Code, and (ii) each of IBG and BOHI to be a party to the reorganization within the meaning of § 368(b) of the Code. Each of IBG, Independent Bank, BOHI and Bank of Houston agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Merger as a “reorganization” within the meaning of § 368(a) of the Code and in particular as a transaction described in § 368(a)(1)(A) of the Code and Treasury Regulations § 1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

B.        None of IBG, Independent Bank, BOHI or Bank of Houston has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent the Bank Merger from qualifying as a reorganization within the meaning of § 368 of the Code. IBG, Independent Bank, BOHI and Bank of Houston shall each use its reasonable best efforts to cause (i) the Bank Merger to qualify as a “reorganization” within the meaning of § 368(a) of the Code, and (ii) each of Independent Bank and Bank of Houston to be a party to the reorganization within the meaning of § 368(b) of the Code. Each of IBG, Independent Bank, BOHI and Bank of Houston agrees to file all of its tax returns, including complying with the filing requirements of Treasury Regulations § 1.368-3, consistent with the treatment of the Bank Merger as a “reorganization” within the meaning of § 368(a) of the Code and in particular as a transaction described in § 368(a)(1)(A) of the Code and Treasury Regulations § 1.368-2(b)(1)(ii). This Agreement is intended to constitute a “plan of reorganization” within the meaning of Treasury Regulations § 1.368-2(g).

C.        IBG shall deliver to Andrews Kurth LLP and Bracewell & Giuliani LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of IBG, containing representations of IBG, and BOHI shall deliver to Andrews Kurth LLP and Bracewell & Giuliani LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of BOHI, containing representations of BOHI, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth LLP to render the tax opinion described in Section 8.15 and to enable Bracewell & Giuliani LLP to render the tax opinion described in Section 7.12. Independent Bank shall deliver to Andrews Kurth LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Independent Bank, containing representations of Independent Bank, and Bank of Houston shall deliver to Andrews Kurth LLP a “Tax Representation Letter,” dated as of the Closing Date and signed by an officer of Bank of Houston, containing representations of Bank of Houston, in each case as shall be reasonably necessary or appropriate to enable Andrews Kurth LLP to render the tax opinions described in Section 8.15. Each of IBG, Independent Bank, BOHI and Bank of Houston shall use its reasonable best efforts not to take or cause to be taken any action that would cause to be untrue (or fail to take or cause not to be taken any action that would cause to be untrue) any of the certifications and representations included in the tax representation letters described in this Section 1.13(C).

D.        IBG and Independent Bank shall comply with the recordkeeping and information reporting requirements set forth in Treasury Regulations § 1.368-3.

E.        Following the Merger and the Bank Merger, neither IBG nor Independent Bank (or any successor thereof) will take any action or fail to take any action that would prevent the Merger or Bank Merger from satisfying the “continuity of business enterprise” requirement for a “reorganization” as provided in Treasury Regulations § 1.368-(d).

Section 1.14. Treatment of SBLF Preferred Shares. If IBG does not request that BOHI redeem the SBLF Preferred Shares (as defined in Section 3.03) prior to Closing, then concurrently with consummation of the Merger, each of the SBLF Preferred Shares issued and outstanding at the Effective Time shall be assumed by

IBG and exchanged for one share of preference securities of IBG with an equal liquidation preference (the “IBG SBLF Preferred Stock”). Any such IBG SBLF Preferred Stock shall entitle holders thereof to dividends from the date of issuance of such IBG SBLF Preferred Stock on terms that are equivalent to the terms of the SBLF Preferred Shares issued and outstanding immediately prior to such exchange, taken as a whole. Any such exchange of the SBLF Preferred Shares for shares of IBG SBLF Preferred Stock shall be in accordance with the charter and other governing documents of BOHI, as amended, and in accordance with the terms of any securities purchase and /or other agreements pursuant to which such shares of SBLF Preferred Shares were issued or required to be entered into in order to effect such change.

ARTICLE II

THE CLOSING AND EXCHANGE PROCEDURES

Section 2.01. Time and Place of the Closing and Closing Date. The transactions contemplated under this Agreement shall be consummated on a date (the “Closing Date”) mutually agreeable to IBG and BOHI that is within five (5) business days after the receipt of all necessary regulatory, corporate and other approvals, and the expiration of all associated mandatory waiting periods (the “Required Approvals”). On the Closing Date, a meeting (the “Closing”) will take place at which the parties to this Agreement will exchange certificates, letters and other documents in order to determine whether all of the conditions set forth in ARTICLE VII and ARTICLE VIII have been satisfied or waived or whether any condition exists that would permit a party to this Agreement to terminate this Agreement. If no such condition then exists or if no party elects to exercise any right it may have to terminate this Agreement, then and thereupon the appropriate parties shall execute such documents and instruments as may be necessary or appropriate in order to effect the transactions contemplated by this Agreement.

The Closing shall take place at 10:00 a.m., local time at the home office of Independent Bank on the Closing Date, or at such other time and place to which IBG and BOHI may agree. As part of the Closing, the parties shall specify in the Certificate of Merger that the Effective Time will be as of the close of business on the last day of the month in which the Required Approvals were received and the associated waiting periods were satisfied.

Section 2.02. Actions to be Taken at the Closing by BOHI. At the Closing, BOHI shall execute and acknowledge (where appropriate) and deliver to IBG such documents and certificates reasonably necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to IBG’s obligations to close hereunder):

A.        A certificate, dated as of the Closing Date, duly executed by the Secretary of BOHI, acting solely in his capacity as an officer of BOHI, pursuant to which BOHI shall certify (i) the due adoption by the BOHI Board of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement and any other agreements and documents to which BOHI is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby; (ii) the approval by the shareholders of BOHI of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger; (iii) the incumbency and true signatures of those officers of BOHI duly authorized to act on its behalf in connection with (1) the execution and delivery of this Agreement and any other agreements and documents to which BOHI is a party contemplated hereby and thereby, and (2) the taking of all actions contemplated hereby and thereby on behalf of BOHI; and (iv) a true and correct list of the record holders of BOHI Shares as of the Closing Date;

B.        A certificate, dated as of the Closing Date, duly executed by the Secretary of Bank of Houston, acting solely in his capacity as an officer of Bank of Houston, pursuant to which Bank of Houston shall certify (i) the due adoption by the Board of Directors of Bank of Houston (the “Bank of Houston Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of a merger agreement providing for the Bank Merger (the “Bank Merger Agreement”) and any other agreements and documents to which Bank of Houston is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by BOHI as the sole shareholder of Bank of Houston of the Bank Merger Agreement, and the consummation of the transactions contemplated thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Bank of Houston duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents to which Bank of Houston is a party contemplated hereby and thereby, and the taking of all actions contemplated hereby and thereby on behalf of Bank of Houston;

C.        A certificate duly executed by an executive officer of BOHI, acting solely in his capacity as an executive officer of BOHI, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 8.01, Section 8.02 and Section 8.06;

D.        Evidence reasonably satisfactory to IBG that, as of the Effective Time, (i) all BOHI Employee Plans (as defined in Section 3.29) required to be terminated by IBG in writing before the Closing have been terminated in accordance with the terms of such Employee Plans, the Code, the Employee Retirement Income Security Act of 1974, as amended (“ERISA”), and all other applicable laws and regulations and that all affected participants have been notified of such terminations to the extent such notice is required by applicable laws and regulations;

E.         All consents and approvals listed on Confidential Schedule 2.02(E);

F.         Supplemental disclosure schedules reflecting any material changes to the representations of BOHI in ARTICLE III between the date of the supplemental schedules required by Section 5.14 and the Closing Date;

G.         The Releases by D&Os (as defined in Section 5.156), signed by the directors and executive officers of BOHI and Bank of Houston;

H.         Executed agreements, certificates of merger, certificates, and other documents necessary to consummate the Bank Merger; and

I.         All other documents required to be delivered to IBG by BOHI under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by IBG or its counsel.

Section 2.03. Actions to be Taken at the Closing by IBG. At the Closing, IBG shall execute and acknowledge (where appropriate) and deliver to BOHI such documents and certificates necessary to carry out the terms and provisions of this Agreement, including the following (all of such actions constituting conditions precedent to BOHI’s obligations to close hereunder):

A.         A certificate, dated as of the Closing Date, executed by the Secretary of IBG, acting solely in her capacity as an officer of IBG, pursuant to which IBG shall certify (i) the due adoption by the Board of Directors of IBG (the “IBG Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of this Agreement, and the other agreements and documents to which IBG is a party contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Merger, (ii) the approval by the shareholders of IBG of this Agreement, and the consummation of the transactions contemplated hereby, including the Merger and the election of the BOHI Nominees to the Board of Directors of IBG, and (iii) the incumbency and true signatures of those officers of IBG duly authorized to act on its behalf in connection with (1) the execution and delivery of this Agreement and any other agreements and documents to which IBG is a party contemplated hereby and thereby, and (2) the taking of all actions contemplated hereby and thereby on behalf of IBG;

B.         A certificate, dated as of the Closing Date, duly executed by the Secretary of Independent Bank, acting solely in her capacity as an officer of Independent Bank, pursuant to which Independent Bank shall certify (i) the due adoption by the Board of Directors of Independent Bank (the “Independent Bank Board”) of corporate resolutions attached to such certificate authorizing the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; (ii) the approval by IBG as the sole shareholder of Independent Bank of the Bank Merger Agreement, and the consummation of the transactions contemplated hereby and thereby, including the Bank Merger; and (iii) the incumbency and true signatures of those officers of Independent Bank duly authorized to act on its behalf in connection with the execution and delivery of the Bank Merger Agreement and any other agreements and documents contemplated hereby and thereby, and the consummation of the transactions contemplated hereby and thereby, on behalf of Independent Bank;

C.         A certificate duly executed by an executive officer of IBG, acting solely in his capacity as an executive officer of IBG, dated as of the Closing Date, certifying satisfaction of the conditions set forth in Section 7.01, Section 7.02 and Section 7.09;

D.         All consents and approvals required to be obtained by IBG from third parties to consummate the transactions contemplated by this Agreement, including those listed on Confidential Schedule 4.06;

E.         Supplemental disclosure schedules reflecting any material changes to the representations of IBG in ARTICLE IV between the date of the supplemental schedules required by Section 6.11 and the Closing Date;

F.         Executed agreements, certificates of merger, certificates, as applicable, and other documents necessary to consummate the Bank Merger; and

G.         All other documents required to be delivered to BOHI by IBG under the provisions of this Agreement and all other documents, certificates and instruments as are consistent with the terms of this Agreement and reasonably requested by BOHI or its counsel.

Section 2.04. [Reserved].

Section 2.05. Exchange Procedures.

A.         On the business day before the Closing Date, IBG shall deposit or cause to be deposited in trust with Wells Fargo Bank, N.A. (the “Exchange Agent”) (i) certificates for shares or evidence of shares in book entry form representing the aggregate number of IBG Shares which the holders of BOHI Shares are entitled to receive pursuant to Section 1.05, and (ii) an amount of cash equal to the aggregate amount of cash which the holders of BOHI Shares are entitled to receive pursuant to Section 1.05 (collectively, the “Aggregate Merger Consideration”).

B.         As soon as practicable after the Effective Time, with the intent to be within ten business days after the Effective Time, IBG shall cause the Exchange Agent to mail to each record holder of an outstanding certificate or certificates representing BOHI Shares (the “Certificates”), a form letter of transmittal which will specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and contain instructions for use in effecting the surrender of the Certificates for payment therefor. The form and substance of the letter of transmittal and any associated cover letter shall be mutually acceptable to IBG and BOHI before such transmittal materials are mailed to the holders of the Certificates. Upon surrender to the Exchange Agent of a Certificate, together with such letter of transmittal properly completed and duly executed (the “Transmittal Materials”), the holder of such

Certificate shall be entitled to receive in exchange therefor (i) an amount of cash equal to the product of (x) the Per Share Cash Consideration, or the Adjusted Per Share Cash Consideration (as defined in Section 8.07), if applicable, multiplied by (y) the number of BOHI Shares represented by the Certificate (the “Surrendered Shares”), (ii) a number of IBG Shares equal to the product of (x) the Per Share Stock Consideration, multiplied by (y) the number of Surrendered Shares, and (iii) an amount of cash as payment in lieu of the issuance of fractional IBG Shares calculated in accordance with Section 1.05(B)(3), and such Certificate shall forthwith be canceled. The consideration to be received by a shareholder of BOHI upon surrender of his Certificate is referred to as the “Merger Consideration.” Until surrendered in accordance with this Section 2.05, each Certificate (other than Certificates representing Dissenting Shares) shall represent for all purposes the right to receive the Merger Consideration without any interest thereon. Promptly after receipt of the Transmittal Materials, IBG will cause the Exchange Agent to review the Transmittal Materials in order to verify proper completion and execution thereof. As soon as practicable after the Effective Time and the surrender of a Certificate to the Exchange Agent, together with properly completed and executed Transmittal Materials, IBG will cause the Exchange Agent to promptly deliver the Merger Consideration.

C.         After the Effective Time, the share transfer ledger of BOHI shall be closed and there shall be no transfers on the share transfer books of BOHI of the BOHI Shares which were outstanding immediately before such time of filing. If, after the Effective Time, Certificates are presented to IBG, they shall be promptly presented to the Exchange Agent and exchanged as provided in this Section 2.05.

D.         Former shareholders of BOHI shall be entitled to vote after the Effective Time at any meeting of IBG’s shareholders the number of IBG Shares into which their shares are converted, regardless of whether such shareholders of BOHI have surrendered their Certificates in exchange therefor.

E.         No dividends or other distributions declared after the Effective Time with respect to IBG Shares and payable to the holders thereof shall be paid to the holder of a Certificate until such holder surrenders such Certificate to the Exchange Agent in accordance with this Section 2.05. After the surrender of a Certificate in accordance with this Section 2.05, the holder thereof shall be entitled to receive any such dividends or other distributions, without interest thereon, which had become payable after the Effective Time with respect to the IBG Shares represented by such Certificate.

F.         Any portion of the Aggregate Merger Consideration (including the proceeds of any investments thereof) that remains unclaimed by the shareholders of BOHI for six months after the Exchange Agent mails the letter of transmittal pursuant to this Section 2.05 shall be delivered to IBG upon demand, and any shareholders of BOHI who have not theretofore complied with the exchange procedures in this Section 2.05 shall look to IBG only, and not the Exchange Agent, for the payment of the Merger Consideration in respect of such shares. If outstanding Certificates for BOHI Shares are not surrendered or the payment for them is not claimed before the date on which such IBG Shares or cash would otherwise escheat to any governmental unit or agency, the unclaimed items shall, to the extent permitted by abandoned property or any other applicable law, become the property of IBG (and to the extent not in its possession shall be delivered to it), free and clear of all claims or interest of any person previously entitled to such property.

G.         If any IBG Shares are to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it shall be a condition of the issuance thereof that the Certificate so surrendered shall be appropriately endorsed (or accompanied by an appropriate instrument of transfer) and otherwise in proper form (reasonably satisfactory to IBG) for transfer, and that the person requesting such exchange shall pay to the Exchange Agent in advance any transfer or other taxes required by reason of the issuance of a certificate representing IBG Shares in any name other than that of the registered holder of the Certificate surrendered, or required for any other reason, or shall establish to the satisfaction of the Exchange Agent that such tax has been paid or not payable.

H.         None of IBG, BOHI, the Exchange Agent or any other person shall be liable to any former holder of BOHI Shares for any IBG Share (or dividends or distributions with respect thereto) or cash properly delivered to a public official pursuant to applicable abandoned property, escheat or similar laws.

I.         If any Certificate has been lost, stolen or destroyed, then upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by IBG or the Exchange Agent, the posting by such person of a bond in such amount as IBG or the Exchange Agent may direct (not to exceed the amount of Merger Consideration relating to the relevant missing Certificate) as indemnity against any claim that may be made against IBG, Independent Bank, or BOHI with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration deliverable in respect thereof pursuant to this Agreement.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BOHI

BOHI hereby makes the following representations and warranties to IBG, as qualified, if necessary, by the Schedules referenced herein. The disclosure of a matter on any Schedule shall constitute disclosure for purposes of all Schedules required by this Agreement.

Section 3.01. Organization and Ownership.

A.         BOHI is a bank holding company registered under the Bank Holding Company Act of 1956, as amended. BOHI is a corporation duly organized, validly existing and in good standing under all laws, rules and regulations of the State of Texas. BOHI has all requisite corporate power and authority to own Bank of Houston as now owned, and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which BOHI is a party. True and complete copies of the Certificate of Formation and Bylaws of BOHI, as amended to date, have been delivered to IBG.

B.         BOHI is the sole record and beneficial owner of all of the issued and outstanding shares of capital stock of Bank of Houston, free and clear of all liens, security interests, and encumbrances of every kind or character, and no other person or entity has any equity or other ownership interest in Bank of Houston. Except as set forth in Confidential Schedule 3.01(B), BOHI does not, directly or indirectly, own or control any Affiliate (as defined in Section 11.10) or Subsidiary (as defined in Section 11.10), other than Bank of Houston. Except as set forth in Confidential Schedule 3.01(B), BOHI has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, and the business carried on by BOHI has not been conducted through any other direct or indirect Subsidiary or Affiliate of BOHI other than Bank of Houston.

Section 3.02. Execution and Delivery. BOHI has full corporate power and authority to execute and deliver this Agreement and the other agreements to which BOHI is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which BOHI is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the BOHI Board. Other than approval by the requisite vote of the shareholders of BOHI, no other corporate proceedings or approvals are necessary on the part of BOHI to approve this Agreement or the other agreements to which BOHI is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which BOHI is a party have been or at Closing will be duly executed by BOHI and each such agreement or document constitutes or at Closing will constitute a legal, valid and binding obligation of BOHI, enforceable against BOHI in accordance with its respective terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 3.03. BOHI Capitalization. The authorized capital of BOHI consists of 20,850,000 common shares, $5.00 par value per share, of which 7,007,665 BOHI Shares are issued and outstanding as of the date of this Agreement and 1,000,000 preferred shares, no par value (the “Preferred Shares”) of which 23,938 shares have been designated as Senior Non-Cumulative Perpetual Preferred Stock, Series C, and are issued and outstanding (the “SBLF Preferred Shares”) and of which 300,000 shares have been designated as Series D Preferred Stock to be issued under the BOHI Employee Stock Purchase Plan (the “ESPP Preferred Shares”) pursuant to which 102,918 ESPP Preferred Shares have been issued and are outstanding. All offerings by BOHI to issue its capital have terminated. Except for the foregoing, the BOHI Awards and as otherwise set forth in Confidential Schedule 3.03, there are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, BOHI to purchase or otherwise acquire any security of or equity interest in BOHI, obligating BOHI to issue any shares of, restricting the transfer of or otherwise relating to shares of its capital of any class. Upon the automatic exercise and conversion of all the BOHI Awards outstanding on the Specified Date and the ESPP Specified Date as contemplated by Section 1.06, BOHI would be obligated to issue no more than 1,248,113 BOHI Shares pursuant to the exercise and conversion of the BOHI Awards. As of at least one business day before the Effective Time, there will be no options, warrants, stock appreciation rights, calls, convertible securities, or commitments of any kind obligating BOHI to issue any BOHI Shares or BOHI Preferred Shares. There are no outstanding contractual obligations of BOHI to vote or dispose of any BOHI Shares and to the Best Knowledge of BOHI, there are no shareholder agreements, voting trusts or similar agreements relating to the BOHI Shares or the Preferred Shares. All of the outstanding BOHI Shares and Preferred Shares have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. The BOHI Shares and Preferred Shares have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the BOHI Shares (except to the extent provided by the terms of the Preferred Shares) and the Preferred Shares except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement have been paid.

Section 3.04. Bank of Houston.

A.         Bank of Houston is a Texas banking association, duly organized, validly existing and in good standing under the laws of the State of Texas. Bank of Houston has all requisite corporate power and authority to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Articles of Association and Bylaws of Bank of Houston, as amended to date, have been delivered to IBG. Bank of Houston is an insured bank as defined in the Federal Deposit Insurance Act of 1950, as amended (the “FDIA”). The nature of the business of Bank of Houston does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Bank of Houston has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Bank of Houston has not been conducted through any other direct or indirect Subsidiary or Affiliate of Bank of Houston.

B.         The authorized capital stock of Bank of Houston consists of 20,050,000 shares of common stock, $5.00 par value per share, of which 7,007,665 shares are issued and outstanding as of the date of this Agreement. BOHI is in possession of all certificates evidencing all of the outstanding shares of capital stock of Bank of Houston. All of the outstanding shares of capital stock or other securities evidencing ownership of Bank of Houston are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Bank of Houston, except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement on such capital stock have been paid. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Bank of Houston to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Bank of Houston. There are no outstanding contractual obligations of BOHI to vote or dispose of any shares of capital stock of Bank of Houston. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Bank of Houston.

Section 3.05. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by BOHI or Bank of Houston with any of the terms or provisions hereof (if the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of BOHI or Bank of Houston; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to BOHI or Bank of Houston or any of their Properties (as defined in Section 11.10) or assets; or (iii) except as set forth in Confidential Schedule 3.05, violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, result in the creation of any lien upon any of the respective Properties or assets of BOHI or Bank of Houston under, or require the prior consent of a third party pursuant to, any of the terms, conditions or provisions of any note, bond, mortgage, indenture or deed of trust, or any material license, lease, agreement, contract or other instrument or obligation to which BOHI or Bank of Houston is a party, or by which BOHI or Bank of Houston or any of their respective Properties, assets or business activities may be bound or subject.

Section 3.06. Compliance with Laws, Permits and Instruments. BOHI and Bank of Houston, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. BOHI and Bank of Houston are in compliance with all applicable laws, statutes, orders, rules, regulations and policies of any Government Authority (as defined in Section 11.10), except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to cause a Material Adverse Change to BOHI or Bank of Houston.

Section 3.07. Financial Statements; Call Reports.

A.         BOHI has made available to IBG copies of the audited financial statements of BOHI as of and for the years ended December 31, 2012 and December 31, 2011 (the “BOHI Financial Statements”). The BOHI Financial Statements (including, in each case, any related notes), were prepared in accordance with GAAP or regulatory accounting principles (“RAP”) (except as may be indicated in the notes to such financial statements) and fairly presented, in all material respects, the financial position of BOHI at the dates and for the periods indicated therein.

B.         BOHI has made available to IBG true and complete copies of the Reports of Condition and Income for Bank of Houston filed during 2013 and 2012 (“Bank of Houston Call Reports”). Each of the Bank of Houston Call Reports fairly presents, in all material respects, the financial position of Bank of Houston and the results of its operations at the dates and for the periods indicated therein in conformity, in all material respects, with the instructions for the preparation of Bank of Houston Call Reports as promulgated by applicable regulatory authorities. Without limitation of the foregoing, the allowance for loan losses reflected in the balance sheets included in the Bank of Houston Call Reports were calculated in accordance with GAAP and/or RAP; BOHI believes that such allowance is, as of such date, adequate to absorb all reasonably anticipated losses in the loan portfolio of Bank of Houston, and recourse obligations in respect of loans sold by Bank of Houston in light of the size characteristics of such portfolios, economic conditions, borrower capacity and other pertinent factors, and no facts have subsequently come to the knowledge of BOHI which would cause it to modify in any material way the amount of the allowance for loan losses contained in the Bank of Houston Call Reports.

Section 3.08. Litigation. Neither BOHI nor Bank of Houston is a party to any, and there are no pending or, to the Best Knowledge of BOHI, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against BOHI or Bank of Houston which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of BOHI, is there any reasonable basis for any proceeding, claim or action against BOHI or Bank of Houston that is reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon BOHI or Bank of Houston or the assets or Property of BOHI or Bank of Houston that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 3.09. Governmental Consents and Approvals. Except as set forth in Confidential Schedule 3.09, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of BOHI in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by BOHI of the transactions contemplated hereby or thereby.

Section 3.10. Undisclosed Liabilities. BOHI and Bank of Houston have no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any Employee Plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the BOHI Financial Statements or the Bank of Houston Call Reports, except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since September 30, 2013, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 3.10 or the other Confidential Schedules to this Agreement.

Section 3.11. Title to Tangible Assets. True and complete copies of all existing deeds, leases and title insurance policies for all Properties and all mortgages, deeds of trust, security agreements and other documents describing encumbrances to which each such Property is subject have been made available to IBG. BOHI and Bank of Houston have good and indefeasible title to, or valid leasehold interest in, all of their respective tangible assets and Properties including all material personal properties reflected in the BOHI Financial Statements and the Bank of Houston Call Reports or acquired thereafter, subject to no liens, mortgages, security interests, encumbrances or charges of any kind except (A) as described in Confidential Schedule 3.11, (B) as reflected in the BOHI Financial Statements or the Bank of Houston Call Reports, (C) statutory liens not yet delinquent, (D) consensual landlord liens, (E) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (F) pledges of assets in the ordinary course of business to secure public funds deposits, and (G) those assets and Properties disposed of for fair value in the ordinary course of business since September 30, 2013.

Section 3.12. Absence of Certain Changes or Events. Except as disclosed on Confidential Schedule 3.12, since September 30, 2013, each of BOHI and Bank of Houston has conducted its business only in the ordinary course and has not, other than in the ordinary course of business and materially consistent with past practices:

A.         Incurred any obligation or liability, whether absolute, accrued, contingent or otherwise, whether due or to become due, except deposits taken, federal funds purchased, and current liabilities for trade or business obligations), none of which, individually or in the aggregate, result in a Material Adverse Change;

B.         Discharged or satisfied any lien or paid any obligation or liability, whether absolute or contingent, due or to become due in an amount greater than $100,000 in the aggregate;

C.         Declared or made any payment of dividends or other distribution to its shareholders, or purchased, retired or redeemed, or obligated itself to purchase, retire or redeem, any of its shares of capital or other securities;

D.         Issued, reserved for issuance, granted, sold or authorized the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereof;

E.         Acquired any capital or other equity securities or acquired any ownership interest in any bank, corporation, partnership or other entity (except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person);

F.         Mortgaged, pledged or subjected to lien, charge, security interest or any other encumbrance or restriction any of its Property, business or assets, tangible or intangible except (i) statutory liens not yet delinquent, (ii) consensual landlord liens, (iii) minor defects and irregularities in title and encumbrances that do not materially impair the use thereof for the purpose for which they are held, (iv) pledges of assets to secure public funds deposits, and (v) those assets and Properties disposed of for fair value since September 30, 2013;

G.         Sold, transferred, leased to others or otherwise disposed of any of its assets in excess of $250,000 (except for assets disposed of for fair value in the ordinary course of business) or canceled or compromised any debt or claim, or waived or released any right or claim, in excess of $250,000;

H.         Terminated, canceled or surrendered, or received any notice of or threat of termination or cancellation of, any contract, lease or other agreement, or suffered any damage, destruction or loss, which, individually or in the aggregate, would constitute a Material Adverse Change;

I.         Disposed of, permitted to lapse, transferred or granted any rights under, or entered into any settlement regarding the breach or infringement of, any United States or foreign license or Proprietary Right (as defined in Section 3.17) or modified any existing material rights with respect thereto;

J.        Except for routine salary increases made in the ordinary course of business and materially consistent with past practices or as contemplated by this Agreement, made any material change in the rate of compensation, commission, bonus, vesting or other direct or indirect remuneration payable, paid or agreed or orally promised to pay, conditionally or otherwise, any bonus, extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers, employees or agents, or entered into any employment or consulting contract or other agreement with any director, officer or employee or adopted, amended or terminated (except as expressly provided herein) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by BOHI or Bank of Houston for the benefit of their respective directors, employees or former employees;

K.        Made any capital expenditures or capital additions or betterments in excess of an aggregate of $100,000;

L.        Instituted, had instituted against it, settled or agreed to settle, any litigation, action or proceeding before any Governmental Authority other than routine collection suits instituted by Governmental Authorities to collect amounts owed or suits in which the amount in controversy is less than $100,000;

M.        Suffered any change, event or condition that, individually or in the aggregate, has caused or would reasonably be anticipated to result in a Material Adverse Change to BOHI or Bank of Houston;

N.        Except for the transactions contemplated by this Agreement or as otherwise permitted hereunder, entered into any transaction, or entered into, modified or amended any contract or commitment involving a financial commitment over the term of the contract or commitment in excess of $50,000, other than commitments to extend credit made in the ordinary course of business and materially consistent with past practices;

O.        Entered into or given any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any third person, firm or corporation other than in the ordinary course of business and materially consistent with past practices;

P.        Sold, or knowingly disposed of, or otherwise divested of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

Q.        Made any, or acquiesced with any, change in any accounting methods, principles or material practices, except as required by GAAP or RAP;

R.        Sold (but payment at maturity or prepayment is not deemed a sale) Investment Securities (as defined in Section 11.10) or purchased Investment Securities, other than U.S. Treasury securities with a maturity of two years or less;

S.        Made, renewed, extended the maturity of, or altered any of the material terms of any loan to any single borrower and his related interests in excess of the principal amount of $4,000,000;

T.        Amended or made any change in its articles of incorporation, articles of association, or bylaws, or

U.        Entered into any agreement or made any commitment whether in writing or otherwise to take any of the types of action described in subsections A through T above.

Section 3.13. Leases, Contracts and Agreements. Confidential Schedule 3.13 sets forth a list and general description of all contracts, leases, subleases, licenses, and agreements to which BOHI or Bank of Houston is a party or by which BOHI or Bank of Houston is bound (A) that obligate or would reasonably be expected to obligate BOHI or Bank of Houston for an amount in excess of $50,000 over the entire term of any such agreement or (B) that are related or of a similar nature and that in the aggregate obligate or would reasonably be expected to obligate BOHI or Bank of Houston for an amount in excess of $50,000 over the entire term of such related contracts, in the case of each of foregoing (A) and (B) that are not terminable by BOHI or Bank of Houston, as the case may be, on 30 days or less notice and that do not require the payment by BOHI or BOH of any termination fee, liquidated damages, forfeited pre-paid expense, or similar cost related to such termination (collectively, the “Contracts”). BOHI has delivered or made available to IBG true and correct copies of all Contracts. For the purposes of this Agreement, the Contracts shall not include loans made by, repurchase agreements made by, spot foreign exchange transactions of, bankers acceptances of or deposits by, Bank of Houston, but do include unfunded loan commitments and letters of credit issued by Bank of Houston where the borrowers’ total direct and indirect indebtedness to Bank of Houston is in excess of $4,000,000. No participations or loans have been sold that have buy back, recourse or guaranty provisions that create contingent or direct liabilities of Bank of Houston. BOHI and Bank of Houston have not received any written notice of material default under or material noncompliance with any Contract. For each lease in which BOHI or Bank of Houston is named as lessee, such party is the owner and holder of all the leasehold estates or other rights and interest purported to be granted by such instruments, in each case free and clear of any lessee-granted security interests, claims, liens (including tax liens), forfeitures, mortgages, pledges, penalties, encumbrances, assignments or charges whatsoever except as established by the lease or applicable law. BOHI and Bank of Houston enjoy peaceful and undisturbed possession under all leases under which they are currently operating.

Section 3.14. Taxes and Tax Returns.

A.        BOHI and Bank of Houston have duly and timely filed or caused to be filed all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, BOHI and Bank of Houston have no material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B.        There are no disputes pending with respect to, or claims or assessments asserted in writing for, any material amount of taxes upon BOHI or Bank of Houston, nor has BOHI or Bank of Houston given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

C.        Proper and accurate amounts, if required by law, have been withheld by BOHI and Bank of Houston from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D.        The U.S. federal income tax returns of BOHI and Bank of Houston with respect to all taxable periods beginning on or after December 31, 2009 have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of BOHI, threatened.

E.        Neither BOHI nor Bank of Houston has entered into, or has any obligation under, any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement to indemnify any other person with respect to taxes that will require any payment by BOHI or Bank of Houston after the date of this Agreement.

F.        The terms “tax” and “taxes” mean all federal, state, local and foreign income, excise, gross receipts, gross income, ad valorem, profits, gains, property, capital, sales, transfer, use, value-added, stamp, documentation, payroll, employment, severance, withholding, duties, intangibles, franchise, backup withholding, and other taxes, charges, levies or like assessments together with all penalties and additions to tax and interest thereon. Additionally, the terms “tax return” and “tax returns” means any return, declaration, report, claim for refund or information return or statement relating to taxes, including any schedule or attachment thereto and including any amendment thereof.

G.        BOHI has delivered or made available to IBG correct and complete copies of all material U.S. federal income tax returns filed by BOHI with the Internal Revenue Service (“IRS”), examination reports, and statements of deficiencies assessed against or agreed to by BOHI and Bank of Houston, if any, in each case with respect to any taxable period beginning on or after December 31, 2009.

Section 3.15. Insurance. Confidential Schedule 3.15 contains a complete list of all policies of insurance, including fidelity and bond insurance, maintained as of the date of this Agreement by BOHI and Bank of Houston. All such policies (A) are sufficient for compliance by BOHI and Bank of Houston, in all material respects, with all requirements of applicable law and all agreements to which BOHI and Bank of Houston are parties, (B) are valid, outstanding and enforceable, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership, or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or equity), and (C) are presently in full force and effect, and, except as set forth in Confidential Schedule 3.15, no written notice has been received of the cancellation, or threatened or proposed cancellation, of any such policy and there are no unpaid premiums due thereon. Neither BOHI nor Bank of Houston is in default with respect to the material provisions of any such policy or has failed to give any notice or present any known claim thereunder in a due and timely fashion. Each material Property of BOHI and Bank of Houston is insured for the benefit of BOHI and Bank of Houston in amounts deemed adequate by BOHI’s and Bank of Houston’s respective management against risks customarily insured against. Except as set forth in Confidential Schedule 3.15, there have been no claims under any fidelity bonds of BOHI and Bank of Houston since June 30, 2011 and to the Best Knowledge of BOHI, there are no facts that would reasonably be expected to form the basis of a claim under such bonds.

Section 3.16. No Material Adverse Change. Except as disclosed in the representations and warranties made in this ARTICLE III and the Confidential Schedules hereto, there has not been any Material Adverse Change with respect to BOHI or Bank of Houston since September 30, 2013, nor to the Best Knowledge of BOHI, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to BOHI or Bank of Houston.

Section 3.17. Proprietary Rights. BOHI and Bank of Houston do not require the use of any material patent, patent application, patent right, invention, process, trademark (whether registered or unregistered), trademark application, trademark right, trade name, service name, service mark, copyright or any trade secret (collectively, “Proprietary Rights”) for the business or operations of BOHI and Bank of Houston that are not owned, held or licensed by BOHI or Bank of Houston. BOHI and Bank of Houston have not received within the past three years any written notice of infringement of or conflict with the rights of others with respect to the use by BOHI or Bank of Houston of Proprietary Rights, and there is no claim or action by any such person pending or, to the Best Knowledge of BOHI, threatened, with respect thereto.

Section 3.18. Transactions with Certain Persons and Entities. Except as set forth in Confidential Schedule 3.18, neither BOHI nor Bank of Houston owes any amount to (excluding deposit liabilities), or has any loan, contract, lease, commitment or other obligation from or to, any of the present or former directors or officers (other than compensation for current services not yet due and payable and reimbursement of expenses arising in the ordinary course of business) of BOHI or Bank of Houston, and none of such persons owes any amount to BOHI or Bank of Houston. There are no agreements, instruments, commitments, extensions of credit, tax sharing or allocation agreements or other contractual agreements of any kind between or among BOHI, whether on its own behalf or in its capacity as trustee or custodian for the funds of any Employee Plan, and any of its Affiliates (as defined in Section 11.10).

Section 3.19. Evidences of Indebtedness. All evidences of indebtedness that are reflected as assets of BOHI and Bank of Houston are legal, valid and binding obligations of the respective obligors thereof, enforceable in accordance with their respective terms (except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors generally and the availability of injunctive relief, specific performance and other equitable remedies), and are not subject to any asserted or, to the Best Knowledge of BOHI, threatened, defenses, offsets or counterclaims that may reasonably be asserted against BOHI, Bank of Houston or the present holder thereof. The credit and collateral files of Bank of Houston contain all material information (excluding general, local or national industry, economic or similar conditions) actually known to BOHI or Bank of Houston that is required to evaluate, in accordance with generally prevailing practices in the banking industry, the collectability of the loan portfolio of Bank of Houston (including loans that will be outstanding if Bank of Houston advances funds it is obligated to advance), except for items identified on Bank of Houston’s internal exception list which has been made available to IBG. All loans classified substandard, doubtful, loss, nonperforming or problem loans internally by management of Bank of Houston or any applicable Regulatory Agency (as defined in Section 11.10) are set forth on Bank of Houston’s watch list, which is set forth in Confidential Schedule 3.19. Notwithstanding anything to the contrary contained in this Section, no representation or warranty is being made as to the sufficiency of collateral securing, or the collectability of, the loans of Bank of Houston.

Section 3.20. Employee Relationships. Each of BOHI and Bank of Houston has complied in all material respects with all applicable material laws relating to its relationships with its employees, and BOHI believes that the relationship between Bank of Houston and its employees is satisfactory. To the Best Knowledge of BOHI, no key executive officer or manager of any of the operations of Bank of Houston or any group of employees of Bank of Houston has or have any present plans to terminate their respective employment with Bank of Houston. Confidential Schedule 3.20 also contains a list of all employees of Bank of Houston and their respective annual compensation.

Section 3.21. Condition of Assets. All tangible assets used by BOHI and Bank of Houston are in good operating condition, ordinary wear and tear excepted, and conform, in all material respects, with all applicable ordinances, regulations, zoning and other laws, whether federal, state or local. None of the Bank of Houston’s premises or equipment is in need of maintenance or repairs other than ordinary routine maintenance or repairs that are not material in nature or cost.

Section 3.22. Environmental Compliance. Except as set forth in Confidential Schedule 3.22:

A.        BOHI and Bank of Houston and all of their Properties and operations are in material compliance with all applicable Environmental Laws (as defined in Section 11.10). BOHI has not received any written notice of any past, present, or future conditions, events, activities, practices or incidents that would reasonably be expected to materially interfere with or prevent the compliance of BOHI and Bank of Houston with all applicable Environmental Laws.

B.        BOHI and Bank of Houston have obtained all material permits, licenses and authorizations that are required under all applicable Environmental Laws.

C.        No Hazardous Materials (as defined in Section 11.10) exist on, about or within any of the Properties, nor, to the Best Knowledge of BOHI, have any Hazardous Materials previously existed on, about or within or been used, generated, stored, transported, disposed of, on or released from any of the Properties, except as would not be expected to have or cause a Material Adverse Change. The use that BOHI and Bank of Houston make of the Properties will not result in the use, generation, storage, transportation, accumulation, disposal or release of any Hazardous Material on, in or from any of the Properties, except as would not be expected to have or cause a Material Adverse Change.

D.        There is no action, suit, proceeding, investigation, or inquiry before any Governmental Authority pending or, to the Best Knowledge of BOHI, threatened, against BOHI or Bank of Houston relating in any way to any Environmental Law. Bank of Houston has no liability for remedial action under any Environmental Law. BOHI and Bank of Houston have not received any written request for information by any Governmental Authority with respect to the condition, use or operation of any of the Properties nor has BOHI or Bank of Houston received any written notice from any Governmental Authority or other person with respect to any violation of or claimed or potential liability of any kind under any Environmental Law (including any letter, notice or inquiry from any person or Governmental Authority informing BOHI or Bank of Houston that it is or may be liable in any way under any Environmental Laws or requesting information to enable such a determination to be made).

Section 3.23. Regulatory Compliance.

A.        Neither BOHI nor Bank of Houston is now nor has been, since January 1, 2012, (i) subject to any cease-and-desist or other order or enforcement action issued by, (ii) a party to any written agreement, consent agreement or memorandum of understanding with, (iii) a party to any commitment letter or similar undertaking to, (iv) subject to any order or directive by, (v) ordered to pay any civil penalty by, (vi) a recipient of a supervisory letter from, or (vii) subject to any board resolutions adopted at the request or suggestion of, any Regulatory Agency or other Governmental Authority that restricts the conduct of its business or that relates to its capital adequacy, its ability to pay dividends, its credit or risk management policies, its management or its business (each of the items set forth in the preceding clauses (i) through (vii), a “Regulatory Agreement”). There are no pending or, to the Best Knowledge of BOHI, threatened investigations by any Regulatory Agency that would reasonably result in a Regulatory Agreement with respect to BOHI or Bank of Houston.

B.        Since January 1, 2012, all reports, records, registrations, statements, notices and other documents or information required to be filed by BOHI and Bank of Houston with any Regulatory Agency have been duly and timely filed and, to the Best Knowledge of BOHI, all information and data contained in such reports, records or other documents are true, accurate, correct and complete in all material respects.

Section 3.24. Absence of Certain Business Practices. Neither BOHI nor Bank of Houston nor, to the Best Knowledge of BOHI, any of their respective officers, employees or agents, nor, to the Best Knowledge of BOHI, any other person acting on their behalf, has, directly or indirectly, since June 30, 2011, given or agreed to give any gift or similar benefit to any customer, supplier, governmental employee or other person who is or may be in a position to help or hinder the business of BOHI or Bank of Houston (or assist BOHI or Bank of Houston in connection with any actual or proposed transaction) that (A) may reasonably be expected to subject BOHI or Bank of Houston to any damage or penalty in any civil, criminal or governmental litigation or proceeding, (B) if not given in the past, may reasonably have resulted in a Material Adverse Change or (C) if not continued in the future may reasonably be expected to result in a Material Adverse Change.

Section 3.25. Books and Records. The minute books, stock certificate books and stock transfer ledgers of BOHI and Bank of Houston have been maintained in compliance in all material respects with all applicable legal requirements and good corporate governance practices. The minute books of BOHI and Bank of Houston constitute an accurate record of all material corporate actions of their respective shareholders and board of directors and of all committees thereof.

Section 3.26. Forms of Instruments, Etc. BOHI has made and will make available to IBG copies of all of Bank of Houston’s standard forms of notes, mortgages, deeds of trust and other routine documents of a like nature used on a regular and recurring basis in the ordinary course of its business.

Section 3.27. Fiduciary Responsibilities. Each of BOHI and Bank of Houston has performed in all material respects all of its duties as a trustee, custodian, guardian or as an escrow agent in a manner that complies in all material respects with all applicable laws, regulations, orders, agreements, instruments and common law standards, where the failure to so perform would result in a Material Adverse Change.

Section 3.28. Guaranties. Except in the ordinary course of business, according to past business practices and in material compliance with applicable law, BOHI or Bank of Houston have not guaranteed the obligations or liabilities of any other person, firm or corporation.

Section 3.29. Employee Benefit Plans.

A.        Set forth on Confidential Schedule 3.29 is a complete and correct list of all “employee benefit plans” (as defined in Section 3(3) of ERISA), all specified fringe benefit plans as defined in Code § 6039D, and all other bonus, incentive, compensation, deferred compensation, profit sharing, stock option, stock appreciation right, stock bonus, stock purchase, employee stock ownership, savings, severance, supplemental unemployment, layoff, salary continuation, retirement, pension, health, life insurance, disability, group insurance, vacation, holiday, sick leave, fringe benefit or welfare plan, or any other similar plan, agreement, policy or understanding (whether written or oral, qualified or nonqualified), and any trust, escrow or other agreement related thereto, which (a) is currently maintained or contributed to by BOHI or Bank of Houston, or with respect to which BOHI or Bank of Houston has any liability, and (b) provides benefits to any officer, employee, service provider, former officer or former employee of BOHI or Bank of Houston, or the dependents of any thereof, regardless of whether funded or unfunded (herein collectively the “Employee Plans” and each individually an “Employee Plan”).

B.        No Employee Plan is a defined benefit plan within the meaning of Section 3(35) of ERISA. BOHI has delivered or made available to IBG true, accurate and complete copies of the documents comprising each Employee Plan and any related trust agreements, annuity contracts, insurance policies or any other funding instruments (“Funding Arrangements”), any contracts with independent contractors (including actuaries and investment managers) that relate to any Employee Plan, the Form 5500 filed with the IRS in each of the three (3) most recent plan years with respect to each Employee Plan, and related schedules and opinions, and such other documents, records or other materials related thereto, as reasonably requested by IBG. There have been no prohibited transactions (described under ERISA § 406 or Code § 4975(c)), breaches of fiduciary duty or any other breaches or violations of any law applicable to the Employee Plans and related Funding Arrangements that would reasonably be expected to subject IBG, Independent Bank, BOHI or Bank of Houston to any material taxes, penalties or other liabilities. Each Employee Plan that is represented to be qualified under Code § 401(a) has a current favorable determination or opinion letter. All reports, descriptions and filings required by the Code, ERISA or any government agency with respect to each Employee Plan have been timely and completely filed or distributed. Each Employee Plan has been operated in material compliance with applicable law or in accordance with its terms. There are no pending claims, lawsuits or actions relating to any Employee Plan (other than ordinary course claims for benefits) and, to the Best Knowledge of BOHI, none are threatened. No written or, to the Best Knowledge of BOHI, oral representations have been made by BOHI or Bank of Houston to any employee or former employee of BOHI or Bank of Houston promising or guaranteeing any employer payment or funding for the continuation of medical, dental, life or disability coverage for such person, their dependent, or any beneficiary for any period of time beyond the end of the current plan year or beyond termination of employment (except to the extent of coverage required under Code § 4980B or applicable state law). Compliance with FAS 106 will not create any material change to the BOHI Financial Statements or the Bank of Houston Call Reports. There are no contracts or arrangements providing for payments that will be nondeductible or subject to excise tax under Code § § 4999 or 280G, nor will IBG or Independent Bank be required to “gross up” or otherwise compensate any person because of the limits contained in such Code sections. There are no material surrender charges, penalties, or other costs or fees that would reasonably be expected to be imposed by any person against BOHI, Bank of Houston, an Employee Plan, or any other person, including an Employee Plan participant or beneficiary, as a result of the consummation of the transactions contemplated by this Agreement with respect to any insurance, annuity or investment contracts or other similar investment held by any Employee Plan.

C.         With respect to each “employee benefit plan” (as defined in ERISA) maintained or contributed to or required to be contributed to, currently or in the past six (6) years, by any trade or business with which BOHI or Bank of Houston is required by any of the rules contained in the Code or ERISA to be treated as a single employer (“Controlled Group Plans”):

(i)         All Controlled Group Plans which are “group health plans” (as defined in the Code and ERISA) have been operated before the Closing such that failures to operate such group health plans in compliance, in all material respects, with Part 6 of Subtitle B of Title 1 of ERISA and Code § § 4980B and 4980D would not reasonably be expected to subject BOHI or Bank of Houston to material liability;

(ii)         There is no Controlled Group Plan that is a defined benefit plan (as defined in Section 3(35) of ERISA), nor has there been a Controlled Group Plan that is a defined benefit plan in the last five (5) calendar years; and

(iii)         There is no Controlled Group Plan that is a “multiple employer plan” or “multi-employer plan” (as either such term is defined in ERISA), nor has there been a Controlled Group Plan that is either a multiple employer plan or multi-employer plan since 2007.

D.         All Employee Plan documents, annual reports or returns, audited or audited financial statements, actuarial valuations, summary annual reports, and summary plan descriptions issued with respect to the Employee Plans are correct, complete, and current in all material respects, have been timely filed, and there have been no material changes in the information set forth therein.

E.         All contributions (including all employer contributions, employee salary reduction contributions and all premiums or other payments (other than claims)) that are due have been made with respect to each Employee Plan.

Section 3.30. No Excess Parachute Payments. No amount, whether in cash or property or vesting of property, that will be received by or benefit provided to, any officer, director or employee of BOHI, Bank of Houston or any of their respective Affiliates who is a “disqualified individual” (as such term is defined in Treasury Regulation § 1.280G-1) under any employment, severance or termination agreement, other compensation arrangement or benefit plan currently in effect will be an “excess parachute payment” (as such term is defined in Code § 280G(b)(1)) solely as a result of the transactions contemplated by this Agreement; and no such person is entitled to receive any additional payment from BOHI, Bank of Houston, or IBG if the excise tax of Code § 4999(a) is imposed on such person.

Section 3.31. Bank Secrecy Act, Foreign Corrupt Practices Act and U.S.A. Patriot Act. Bank of Houston is in material compliance with the Bank Secrecy Act (12 U.S.C. §§ 1730(d) and 1829(b)), the United States Foreign Corrupt Practices Act and the International Money Laundering Abatement and Anti-Terrorist Financing Act, otherwise known as the U.S.A. Patriot Act, and all regulations promulgated thereunder. Bank of Houston has properly certified all foreign deposit accounts and has made all necessary tax withholdings on all of its deposit accounts; furthermore, Bank of Houston has timely and properly filed and maintained all requisite Currency Transaction Reports and other related forms, including any requisite Custom Reports required by any agency of the United States Treasury Department, including the IRS. Bank of Houston has timely filed all Suspicious Activity Reports with the Financial Institutions—Financial Crimes Enforcement Network (U.S. Department of the Treasury) required to be filed by it pursuant to the laws and regulations referenced in this Section.

Section 3.32. Data Processing Agreements. Bank of Houston obtains its data processing services, ATM, and other information technology services exclusively through the contracts or agreements with the persons or entities described on Confidential Schedule 3.32 (“DP Contracts”). A true and correct executed copy of each DP Contract, as in effect as of the date hereof, has been provided to IBG. Other than the DP Contracts, BOHI has no agreement with any other person or entity for data processing, ATM or other technology services.

Section 3.33. Dissenting Shareholders. To the Best Knowledge of BOHI, there is no plan or intention on the part of any shareholders of BOHI to exercise their appraisal rights in the manner provided by applicable law.

Section 3.34. Fair Housing Act, Home Mortgage Disclosure Act and Equal Credit Opportunity Act and Flood Disaster Protection Act. Bank of Houston is in compliance in all material respects with the Fair Housing Act (42 U.S.C. § 3601 et seq.), the Home Mortgage Disclosure Act (12 U.S.C. § 2801 et seq.), the Equal Credit Opportunity Act (15 U.S.C. § 1691 et seq.), and the Flood Disaster Protection Act (42 USC § 4002, et seq.), and all regulations promulgated thereunder. Since June 30, 2011, BOHI has not received any written notices of any violation of such acts or any of the regulations promulgated thereunder, and it has not received any written notice of any, and to the Best Knowledge of Bank of Houston there is no, threatened administrative inquiry, proceeding or investigation with respect to its compliance with such laws.

Section 3.35. Usury Laws and Other Consumer Compliance Laws. All loans of Bank of Houston have been made in compliance in all material respects with all applicable statutes and regulatory requirements at the time of such loan or any renewal thereof, including the Texas usury statutes as currently interpreted, Regulation Z (12 C.F.R. § 226 et seq.) issued by the Board of Governors of the Federal Reserve System (“FRB”), the Federal Consumer Credit Protection Act (15 U.S.C. § 1601 et seq.), the Texas Consumer Credit Code (Tex.

Rev. Civ. Stat. Ann. Art. 5062-2.01, et seq.) and all statutes governing the operation of banks operating in the State of Texas. Each such loan was made by Bank of Houston in the ordinary course of its lending business.

Section 3.36. Zoning and Related Laws. All real property owned or operated by Bank of Houston and the use thereof is in compliance with all applicable laws, ordinances, regulations, orders or requirements, including building, zoning and other laws, except where the failure, whether individually or in the aggregate, to be so in compliance would not reasonably be expected to cause a Material Adverse Change.

Section 3.37. Business Combination. This Agreement and the transactions contemplated hereby are exempt from the requirements of Subchapter M of Chapter 21 of the TBOC and any other applicable state takeover law or state law that purports to limit or restrict business combinations or the ability to acquire or vote shares.

Section 3.38. SBLF Preferred Shares. BOHI is current on all dividends payable on the SBLF Preferred Shares.

Section 3.39. Fairness Opinion. Before the execution of this Agreement, BOHI has received an oral opinion from Sandler O’Neil + Partners, LP, which will be followed by a written opinion, to the effect that, subject to the terms, conditions and qualifications set forth therein, as of the date thereof, the Merger Consideration to be received by the shareholders of BOHI pursuant to this Agreement is fair to such shareholders from a financial point of view. Such opinion has not been amended or rescinded.

Section 3.40. Brokerage Fees and Commissions. Other than as set forth in Confidential Schedule 3.40, BOHI hereby represents to IBG that no agent, representative or broker has represented BOHI or Bank of Houston in connection with the transactions described in this Agreement.

Section 3.41. Releases and Employment Agreements. BOHI has provided copies of (i) the Releases by D&O’s and (ii) the employment agreements to the applicable executive officers of Bank of Houston, and reasonably believes that all of such directors and officers will sign the Releases by D&O’s and that, to the extent not signed contemporaneously with the execution of this Agreement, the executive officers of Bank of Houston will sign the employment agreements.

Section 3.42. Representations Not Misleading. No representation or warranty by BOHI and Bank of Houston contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Best Knowledge of BOHI, all written statements, exhibits, schedules, and other documents furnished to IBG by BOHI or Bank of Houston as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF IBG

IBG hereby makes the following representations and warranties to BOHI, as qualified, if necessary, by the Schedules referenced herein. The disclosure of a matter on any Schedule shall constitute disclosure for purposes of all Schedules required by this Agreement.

Section 4.01. Organization. IBG is a registered bank holding company under the Bank Holding Company Act of 1956, as amended. IBG is a corporation duly organized, validly existing and in good standing under the laws, rules and regulations of the State of Texas. IBG has all requisite corporate power and authority to own Independent Bank as now owned and to enter into and carry out its obligations under this Agreement and the other agreements contemplated hereby to which IBG is a party. True and complete copies of the Articles of Incorporation and Bylaws of IBG, as amended to date, have been made available to BOHI. IBG is the sole beneficial and record owner of all of the issued and outstanding shares of capital stock of Independent Bank, free and clear of all liens, security interests, and encumbrances of any kind or character and no other person or entity has any equity or other ownership interest in Independent Bank.

Section 4.02. Execution and Delivery. IBG has full corporate power and authority to execute and deliver this Agreement and the other agreements to which IBG is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the other agreements to which IBG is a party that are contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly and validly approved by the IBG Board. Other than approval by the requisite vote of the shareholders of IBG, no other corporate proceedings or approvals are necessary on the part of IBG to approve this Agreement or the other agreements to which IBG is a party that are contemplated by this Agreement and to consummate the transactions contemplated hereby and thereby. This Agreement and the other agreements and documents contemplated hereby to which IBG is a party have been, or at Closing will be, duly and validly executed and delivered to BOHI, and each constitutes or at Closing will constitute a valid and binding obligation of IBG, enforceable against IBG in accordance with its terms and conditions, except as enforceability may be limited by bankruptcy, conservatorship, insolvency, moratorium, reorganization, receivership or similar laws and judicial decisions affecting the rights of creditors generally and by general principles of equity (whether applied in a proceeding at law or in equity).

Section 4.03. IBG Capitalization. The authorized capital of IBG consists of 100,000,000 common shares, $0.01 par value per share, of which 12,076,925 shares are outstanding as of the date of this Agreement and 10,000,000 preferred shares, $0.01 per share, of which no shares were issued or outstanding as of the date of this Agreement. All of such issued shares are validly issued, fully paid and nonassessable. Except as set forth in Confidential Schedule 4.03, there are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, options, convertible securities, rights, warrants, calls or other agreements or commitments of any kind issued or granted by, or binding upon, IBG to purchase or otherwise acquire any security of or equity interest in IBG, obligating IBG to issue any shares of, restricting the transfer of, or otherwise relating to shares of its capital of any class. There are no outstanding contractual obligations of IBG to vote or dispose of any IBG Shares. There are no shareholder agreements, voting trusts or similar agreements relating to the IBG Shares. All of the issued and outstanding IBG Shares have been duly authorized, validly issued and are fully paid and nonassessable, and have not been issued in violation of the preemptive rights of any person. All of the IBG Shares have been issued in material compliance with the securities laws of the United States and other jurisdictions having applicable securities laws. There are no restrictions applicable to the payment of dividends on the IBG Shares except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement have been paid.

Section 4.04. Independent Bank.

A.         Independent Bank is a Texas banking association, duly organized, validly existing and in good standing under the laws of the state of Texas and the United States. Independent Bank has all requisite corporate power and authority to carry on its business as now being conducted, to own, lease and operate its properties and assets as now owned, leased or operated and to enter into and to carry on the business and activities now conducted by it. True and complete copies of the Articles of Association and Bylaws of Independent Bank, as amended to date, have been delivered to BOHI. Independent Bank is an insured bank as defined in the FDIA. The nature of the business of Independent Bank does not require it to be qualified to do business in any jurisdiction other than the State of Texas. Except as set forth in Confidential Schedule 4.04(A), Independent Bank has no equity interest, direct or indirect, in any other bank or corporation or in any partnership, joint venture or other business enterprise or entity, except as acquired through settlement of indebtedness, foreclosure, the exercise of creditors’ remedies or in a fiduciary capacity, and the business carried on by Independent Bank has not been conducted through any other direct or indirect Subsidiary or Affiliate of Independent Bank.

B.         The authorized capital stock of Independent Bank consists of 2,000,000 shares of common stock, $1.00 par value per share, of which 985,930 shares are issued and outstanding as of the date of this Agreement. IBG is in possession of all certificates evidencing all of the shares of capital stock of Independent Bank. All of the outstanding shares of capital stock or other securities evidencing ownership of

Independent Bank are duly authorized, validly issued, fully paid and nonassessable and have not been issued in violation of the preemptive rights of any person and have been issued in material compliance with applicable securities laws. There are no restrictions applicable to the payment of dividends on the shares of the capital stock of Independent Bank, except pursuant to applicable laws and regulations, and all dividends declared before the date of this Agreement on such capital stock have been paid. There are no (A) other outstanding equity securities of any kind or character, or (B) outstanding subscriptions, contracts, options, convertible securities, preemptive rights, warrants, calls or other agreements or commitments of any kind issued or granted by, binding upon or otherwise obligating Independent Bank to issue, sell or otherwise dispose of, or to purchase, redeem or otherwise acquire, any shares of capital stock of Independent Bank. There are no outstanding contractual obligations of Independent Bank to vote or dispose of any shares of capital stock of Independent Bank. There are no shareholder agreements, voting trusts or similar agreements relating to the capital stock of Independent Bank.

Section 4.05. Compliance with Laws, Permits and Instruments. IBG and Independent Bank, and their respective employees and agents, hold all material licenses, registrations, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted. IBG and its Subsidiaries are in compliance with all applicable federal, state and local laws, statutes, rules, regulations and orders applicable to them except where the failure, whether individually or in the aggregate, to be so in compliance is not reasonably expected to cause a Material Adverse Change to IBG or Independent Bank. IBG is in material compliance with all applicable listing and corporate governance rules of the NASDAQ.

Section 4.06. Governmental Consents and Approvals. Except for regulatory and other approvals as disclosed in Confidential Schedule 4.06, no approval, consent, order or authorization of, or registration, declaration or filing with, any Governmental Authority is required on the part of IBG in connection with the execution, delivery or performance of this Agreement or the agreements contemplated hereby, or the consummation by IBG of the transactions contemplated hereby or thereby.

Section 4.07. Regulatory Approval; Call Reports. IBG is “well capitalized” as defined by federal regulations as of the date hereof. Independent Bank has a Community Reinvestment Act rating of “satisfactory”. Neither IBG nor Independent Bank is subject to any Regulatory Agreement, nor is IBG aware of any circumstance or event that would reasonably result in a Regulatory Agreement with respect to IBG or Independent Bank. IBG reasonably believes that it will be able to obtain all requisite regulatory approvals necessary to consummate the Merger. IBG has made available to BOHI true and complete copies of the Reports of Condition and Income for Independent Bank filed during 2013 and 2012 (“Independent Bank Call Reports”). Each of the Independent Bank Call Reports fairly presents, in all material respects, the financial position of Independent Bank and the results of its operations at the dates and for the periods indicated therein in conformity, in all material respects, with the instructions for the preparation of Independent Bank Call Reports as promulgated by applicable regulatory authorities.

Section 4.08. No Violation. Neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, nor compliance by IBG or Independent Bank with any of the terms or provisions hereof (if the required regulatory and shareholder approvals are obtained) will (i) violate any provision of the charters, articles, certificates or bylaws of IBG or Independent Bank; (ii) violate any statute, code, ordinance, rule, regulation, judgment, order, writ, decree or injunction applicable to IBG or Independent Bank or any of their respective properties or assets; (iii) violate, conflict with, result in a breach of any provision of or the loss of any benefit under, constitute a default (or an event which, with notice or the lapse of time, or both, would constitute a default) under, result in the termination or cancellation under, accelerate the performance required by or rights or obligations under, or result in the creation of any lien upon any of the respective properties or assets of IBG, or Independent Bank under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, agreement, contract or other instrument or obligation to which IBG or Independent Bank is a party, or by which IBG or Independent Bank or any of their respective properties, assets or business activities, may be bound or subject.

Section 4.09. Litigation. Except as disclosed in Confidential Schedule 4.09, neither IBG nor Independent Bank are parties to any, and there are no pending or, to the Best Knowledge of IBG, threatened, legal, administrative, arbitral or other proceedings, claims, actions or governmental or regulatory investigations of any nature against IBG or Independent Bank which are reasonably likely, individually or in the aggregate, to result in a Material Adverse Change, nor, to the Best Knowledge of IBG, is there any basis for any proceeding, claim or any action against IBG or Independent Bank that would be reasonably likely, individually or in the aggregate, to result in a Material Adverse Change. There is no injunction, order, judgment or decree imposed upon IBG or Independent Bank or the assets or properties of IBG or Independent Bank that has resulted in, or is reasonably likely to result in, a Material Adverse Change.

Section 4.10. SEC Filings; Financial Statements.

A.         IBG has timely filed and made available to BOHI all documents required to be filed by IBG since April 1, 2013 (the “IBG SEC Reports”). The IBG SEC Reports, including any IBG SEC Reports filed after the date of this Agreement until the Effective Time, at the time filed (or, if amended or superseded by a filing before the date of this Agreement, then on the date of such filing) (A) complied in all material respects with the applicable requirements of the U.S. federal securities laws and other applicable laws, statutes, rules and regulations, and (B) did not contain any untrue statement of a material fact or omit to state a material fact required to be stated in such IBG SEC Reports or necessary in order to make the statements in such IBG SEC Reports, in light of the circumstances under which they were made, not misleading. As of the date of this Agreement, there are no outstanding or unresolved comments received from the SEC staff with respect to the IBG SEC Reports. To the knowledge of IBG, none of the IBG SEC Reports is the subject of ongoing SEC review or investigation.

B.         The audited financial statements of IBG as of and for the years ended December 31, 2012 and December 31, 2011 included in IBG’s Registration Statement on Form S-1 (No. 333-186912), as amended (the “IBG Audited Statements”), and interim financial statements of IBG as of and for the period ended September 30, 2013 (the “IBG Interim Statements,” and together with the IBG Audited Statements, the “IBG Financial Statements”) (including, in each case, any related notes) were prepared in accordance with GAAP or RAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes to such financial statements or, in the case of unaudited interim statements, as permitted by Form 10-Q of the SEC) and fairly presented, in all material respects, the financial position, consolidated results of operations, changes in shareholders’ equity and cash flows of IBG and its Subsidiaries at the dates and for the periods indicated therein, except that the IBG Interim Statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount or effect. Without limitation of the foregoing, the allowances for loan losses and reserves for representations and warranties reflected in the consolidated balance sheets included in the IBG Interim Statements were calculated in accordance with GAAP or RAP; IBG believes that such allowances and reserves are, as of such date, adequate to absorb all reasonably anticipated losses in the loan portfolio of Independent Bank, and recourse obligations in respect of loans sold by Independent Bank in light of the size characteristics of such portfolios, economic conditions, borrower capacity and other pertinent factors, and no facts have subsequently come to the knowledge of IBG which would cause it to modify in any material way the amount of the allowance for loan losses or reserve for representations and warranties contained in the IBG Interim Statements.

C.         IBG has not been notified by its independent public accounting firm that such accounting firm is of the view that any of financial statements should be restated which has not been restated in subsequent financial statements or that IBG should modify its accounting in future periods.

D.         Since December 31, 2012, none of IBG nor any of its Subsidiaries, nor, to IBG’s Best Knowledge any director, officer or employee of IBG or any of its Subsidiaries or any auditor, accountant or representative of IBG or any of its Subsidiaries, has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of

IBG or any of its Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that IBG or any of its Subsidiaries has engaged in questionable accounting or auditing practices. No attorney representing IBG or any of its Subsidiaries, whether or not employed by IBG or any of its Subsidiaries, has reported evidence of a material violation of securities laws, breach of fiduciary duty or similar violation by IBG, any of its Subsidiaries or any of their officers, directors, employees or agents to IBG’s or any of its Subsidiaries’ board of directors or any committee thereof or to any director or officer of IBG or any of its Subsidiaries. Since December 31, 2012, there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer, individuals performing similar functions, IBG’s or any of its Subsidiaries’ board of directors or any committee thereof.

E.         There are no outstanding loans made by IBG or any of its Subsidiaries to any executive officer or director of IBG, other than loans that are subject to and in compliance with Regulation O under the Federal Reserve Act.

Section 4.11. Taxes and Tax Returns.

A.         IBG and its Subsidiaries have duly and timely filed or caused to be filed all material U.S. federal, state, foreign and local tax returns and reports required to be filed by them on or before the date of this Agreement (all such returns and reports being accurate and complete in all material respects) and have duly paid or caused to be paid on their behalf all material taxes that are due and payable by them on or before the date of this Agreement, other than taxes that are being contested in good faith and are adequately reserved against or provided for (in accordance with GAAP) on their respective financial statements. As of the date hereof, IBG and its Subsidiaries have no material liability for taxes in excess of the amount reserved or provided for on their respective financial statements as of the date thereof.

B.        There are no disputes pending with respect to, or claims (including contractual claims) or assessments asserted in writing for, any material amount of taxes upon IBG or any of its Subsidiaries, nor has IBG or any of its Subsidiaries given or been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any material tax return for any period.

C.        Proper and accurate amounts, if required by law, have been withheld by IBG and its Subsidiaries from their respective employees, independent contractors, creditors, shareholders or other third parties for all periods in material compliance with the tax withholding provisions of applicable law.

D.        The U.S. federal income tax returns of IBG and its Subsidiaries with respect to all taxable periods beginning on or after December 31, 2009 have not been audited or examined and no such audit is currently pending or, to the Best Knowledge of IBG, threatened.

E.        Neither IBG nor any of its Subsidiaries has entered into, or has any obligation under, any tax sharing agreement, tax allocation agreement, tax indemnity agreement, or similar contract or arrangement to indemnify any other person with respect to taxes that will require any payment by IBG or any of its Subsidiaries after the date of this Agreement.

F.        IBG has delivered or made available to BOHI correct and complete copies of all material, U.S. federal income tax returns filed by IBG with the IRS, examination reports and statements of deficiency assessed against or agreed to by IBG and Independent Bank, if any, in each case with respect to any taxable period beginning on or after December 31, 2009.

Section 4.12. Internal Controls. IBG has established and maintains internal control over financial reporting and disclosure controls and procedures (as such terms are defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act); such disclosure controls and procedures are designed with the reasonable expectation that material information relating to IBG, including its consolidated Subsidiaries, required to be disclosed by IBG in the reports that it files or submits under the Exchange Act since April 1, 2013, is accumulated and communicated to IBG’s principal executive officer and its principal financial officer to allow timely decisions regarding required disclosure; and such disclosure controls and procedures are effective with the reasonable expectation that information required to be disclosed by IBG in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms. Since April 1, 2013, the principal executive officer and the principal financial officer of IBG have made all certifications required by the Sarbanes-Oxley Act, the Exchange Act and any related rules and regulations promulgated by the SEC with respect to the IBG SEC Reports, and the statements contained in such certifications are complete and correct. To the knowledge of IBG, there are no facts or circumstances that would prevent IBG’s chief executive officer and chief financial officer from giving the certifications and attestations required pursuant to the rules and regulations adopted pursuant to Section 404 of the Sarbanes-Oxley Act, without qualification as to a material weakness, when next due.

Section 4.13. Undisclosed Liabilities. IBG and Independent Bank have no material liability or obligation, accrued, absolute, contingent or otherwise and whether due or to become due (including unfunded obligations under any employee plan or liabilities for federal, state or local taxes or assessments) that are not reflected in or disclosed in the IBG Financial Statements or the Independent Bank Call Reports, except (A) those liabilities, obligations and expenses incurred in the ordinary course of business and materially consistent with past business practices since September 30, 2013, (B) liabilities, obligations and expenses incurred as a result of or arising from this Agreement or any other agreement or document contemplated hereby, or any of the transactions contemplated hereby or thereby, or (C) liabilities, obligations and expenses as disclosed on Confidential Schedule 4.13 or the other Confidential Schedules to this Agreement.

Section 4.14. No Material Adverse Change. Except as disclosed in the representations and warranties made in this ARTICLE IV and the Confidential Schedules hereto, there has not been any Material Adverse Change with respect to IBG or Independent Bank since September 30, 2013, nor to the knowledge of IBG, has any event occurred that has resulted in, or has a reasonable probability of resulting in the future in, a Material Adverse Change with respect to IBG or Independent Bank.

Section 4.15. Financing. IBG has, or at the Closing will have, sufficient cash on hand which is uncommitted as to any other use, or a credit facility with sufficient availability, to pay the Aggregate Cash Consideration.

Section 4.16. Brokerage Fees and Commissions. Other than as set forth in Confidential Schedule 4.16, IBG hereby represents to BOHI that no agent, representative or broker has represented IBG or Independent Bank in connection with the transactions described in this Agreement.

Section 4.17. Representations Not Misleading. No representation or warranty by IBG contained in this Agreement contains or will contain on the Closing Date any untrue statement of a material fact or omits or will omit on the Closing Date to state a material fact necessary to make the statements contained herein, in light of the circumstances under which they were made, not misleading. To the Best Knowledge of IBG, all written statements, exhibits, schedules, and other documents furnished to BOHI by IBG or Independent Bank as part of the due diligence for this Agreement are accurate in all material respects.

ARTICLE V

COVENANTS OF BOHI

BOHI covenants and agrees with IBG as follows:

Section 5.01. Commercially Reasonable Efforts. BOHI will use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 5.02. Information for Regulatory Applications and Registration Statement. BOHI shall use its commercially reasonable efforts to promptly furnish IBG with all information concerning BOHI that is required for inclusion in any application, statement or document to be made or filed by IBG with any federal or Texas regulatory or supervisory authority in connection with the transactions contemplated by this Agreement during the pendency of this Agreement. BOHI shall have the right to review in advance, and to the extent practicable consult with IBG, in each case subject to applicable laws relating to the exchange of information, with respect to all written information submitted to any third party or any federal or Texas regulatory or Governmental Authority supervisory authority in connection with the transactions contemplated by this Agreement, but IBG shall not be required to provide BOHI with confidential portions of any filing with a federal or Texas regulatory or Governmental Authority. In exercising the foregoing right, BOHI agrees to act reasonably and as promptly as practicable.

A.        BOHI agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of mailing to shareholders and at the time of the BOHI Meeting, and (iii) any other filings made under applicable federal or Texas banking or securities laws and regulations, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. BOHI further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform IBG thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement.

Section 5.03. Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, BOHI shall and shall cause Bank of Houston to:

A.        Maintain its corporate existence in good standing;

B.        Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C.        Extend credit only in accordance with existing lending policies and practices;

D.        Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it;

E.        Use commercially reasonable efforts to obtain any approvals or consents required to maintain all existing contracts, leases and documents relating to or affecting its assets, Properties and business;

F.        Maintain all offices, machinery, equipment, materials, supplies, inventories, vehicles and other Properties owned, leased or used by it (whether under its control or the control of others) in good operating repair and condition, ordinary wear and tear excepted;

G.        Comply in all material respects with all laws, regulations, ordinances, codes, orders, licenses, and permits applicable to its Properties and operations, the non-compliance with which would reasonably be expected to cause a Material Adverse Change;

H.        Timely file all tax returns required to be filed by it and promptly pay all taxes, assessments, governmental charges, duties, penalties, interest and fines that become due and payable, except those being contested in good faith by appropriate proceedings;

I.        Withhold from each payment made to each of its employees the amount of all taxes (including federal income taxes, FICA taxes and state and local income and wage taxes) required to be withheld therefrom and pay the same to the appropriate Governmental Authority;

J.        Continue to follow and implement policies, procedures and practices regarding the identification, monitoring, classification and treatment of all assets in substantially the same manner as it has in the past;

K.        Account for all transactions in accordance with GAAP (unless otherwise instructed by RAP, in which instance account for such transaction in accordance with RAP) specifically without limitation paying or accruing for by the Closing Date all liabilities, obligations, costs, and expenses owed or incurred by BOHI or Bank of Houston on or before the Closing Date;

L.        Perform all of its material obligations under contracts, leases and documents relating to or affecting its assets, Properties and business, except such obligations as it may in good faith dispute;

M.        Maintain and keep in full force and effect, in all material respects, presently existing insurance coverage and give all notices and present all claims under all insurance policies in due and timely fashion; and

N.        Timely file all reports required to be filed with Governmental Authorities and observe and conform, in all material respects, to all applicable laws, rules, regulations, ordinances, codes, orders, licenses and permits, except those being contested in good faith by appropriate proceedings;

O.        Use reasonable best efforts to maintain the Bank of Houston allowance for loan and lease losses at no less than $5,470,000; provided, however, that the allowance for loan and lease losses may be reduced to resolve any outstanding classified loan after approval of such use by IBG, which approval shall not be unreasonably withheld, conditioned or delayed.

Section 5.04. Negative Covenants. From the date of this Agreement through the earlier of the Closing or termination of this Agreement, without the prior written consent of IBG, BOHI shall not and BOHI shall cause Bank of Houston to not:

A.        Intentionally take any action that would reasonably be expected to result in a Material Adverse Change;

B.        Take or fail to take any action that could reasonably be expected to cause the representations and warranties made in ARTICLE III to be inaccurate in any material respect at the time of the Closing or preclude BOHI from making such representations and warranties (as modified by the supplemental Confidential Schedules) at the time of the Closing;

C.        Declare, set aside or pay any dividend or other distribution with respect to its capital except that (i) Bank of Houston may pay dividends to BOHI, and (ii) BOHI may pay dividends on the SBLF Preferred Shares;

D.        Enter into, alter, amend, renew or extend any material contract or commitment which would result in an obligation of BOHI or Bank of Houston to make payments in excess of $50,000, except for loans and extensions of credit in the ordinary course of business which are subject to the provisions of Sections 5.04(X) and 5.04(Y);

E.        Mortgage, pledge or subject to lien, charge, security interest or any other encumbrance or restriction any of its Properties, business or assets, tangible or intangible except in the ordinary course of business and consistent with past practices;

F.        Cause or allow the loss of insurance coverage, unless replaced with coverage which is substantially similar (in amount and insurer) to that in effect as of the date of this Agreement;

G.        Incur any indebtedness, obligation or liability, whether absolute or contingent, other than the receipt of deposits and trade debt or except in the ordinary course of business and consistent with past practices or in connection with the transactions contemplated by this Agreement or any of the agreements or documents contemplated hereby;

H.        Discharge or satisfy any lien or pay any obligation or liability, whether absolute or contingent, due or to become due, except in the ordinary course of business and consistent with past practices;

I.        Issue, reserve for issuance, grant, sell or authorize the issuance of any shares of its capital or other securities or subscriptions, options, warrants, calls, rights or commitments of any kind relating to the issuance thereto, except to the extent any commitment to do so is outstanding as of the date of this Agreement except as set forth in Schedule 5.04(I);

J.        Amend or otherwise change its articles of association, charter, or bylaws;

K.        Sell, transfer, lease to others or otherwise dispose of any material amount of its assets or Properties, discount or arrange for a payoff of a charged off or deficiency credit, cancel or compromise any material debt or claim, or waive or release any right or claim other than in the ordinary course of business and consistent with past practices; but any such transaction involving amounts in excess of $250,000 shall be deemed to not be in the ordinary course of business;

L.        Except in the ordinary course of the business and consistent with past practices, enter into or give any promise, assurance or guarantee of the payment, discharge or fulfillment of any undertaking or promise made by any other third person, firm or corporation;

M.        Sell or knowingly dispose of, or otherwise divest itself of the ownership, possession, custody or control, of any corporate books or records of any nature that, in accordance with sound business practice, normally are retained for a period of time after their use, creation or receipt, except at the end of the normal retention period;

N.        Except for salary increases in the ordinary course of business and consistent with past practices of BOHI or Bank of Houston, or benefits under the terms of an Employee Plan, make any material change in the rate of compensation, commission, bonus or other direct or indirect remuneration payable, or pay or agree to or orally promise to pay, conditionally or otherwise, any bonus or extra compensation, pension, severance or vacation pay, to or for the benefit of any of its shareholders, directors, officers or employees, or enter into any employment or consulting contract (other than as contemplated by this Agreement) or other agreement with any director, officer or employee or adopt, amend in any material respect or terminate (other than amendments required by applicable law or termination of the Employee Plans contemplated by this Agreement) any pension, employee welfare, retirement, stock purchase, stock option, stock appreciation rights, termination, severance, income protection, golden parachute, savings or profit-sharing plan (including trust agreements and insurance contracts embodying such plans), any deferred compensation, or collective bargaining agreement, any group insurance contract or any other incentive, welfare or employee benefit plan or agreement maintained by it for the benefit of its directors, employees or former employees;

O.        Engage in any transaction with any Affiliate except in the ordinary course of business and consistent with past practices;

P.        Acquire any capital or other equity securities or acquire any equity or ownership interest in any bank, corporation, partnership or other entity, except (i) through settlement of indebtedness, foreclosure, or the exercise of creditors’ remedies or (ii) in a fiduciary capacity, the ownership of which does not expose it to any liability from the business, operations or liabilities of such person;

Q.        Except as contemplated by this Agreement, terminate, cancel or surrender any contract, lease or other agreement or unreasonably permit any damage, destruction or loss which, in any case or in the aggregate, may reasonably be expected to result in a Material Adverse Change;

R.        Dispose of, permit to lapse, transfer or grant any rights under, or knowingly breach or infringe upon, any United States or foreign license or Proprietary Right or materially modify any existing rights with respect thereto, except in the ordinary course of business and consistent with past practices;

S.        Make any capital expenditures, capital additions or betterments in excess of an aggregate of $100,000;

T.        Hire or employ any new officer or hire or employ any new non-officer employee, other than to replace non-officer employees;

U.        Make any, or acquiesce with any, change in financial accounting methods, principles or material practices, except as required by GAAP or RAP, including without limitation making any “reverse provision for loan losses” or other similar entry or accounting method that would reduce the allowance for loan and lease losses of Bank of Houston;

V.        Pay a rate on deposits at Bank of Houston materially higher than is consistent with the ordinary course of business and consistent with past practices;

W.        Make any new loan to a single borrower and his related interests in excess of $4,000,000; but BOHI shall provide to IBG a weekly written report of all loans made, renewed, or modified by Bank of Houston;

X.        Renew, extend the maturity of, or alter the material terms of any loan except in compliance with Bank of Houston’s existing policies and procedures and consistent with past practices;

Y.        Renew, extend the maturity of, or alter any of the material terms of any loan classified as “OAEM”, “substandard” or “doubtful”;

Z.        Sell (but payment at maturity or prepayment is not deemed a sale) Investment Securities or purchase Investment Securities, other than U.S. Treasuries with a maturity of two years or less; or

AA.     Redeem, purchase or otherwise acquire, directly or indirectly, any of its capital securities;

Section 5.05. Access; Pre Closing Investigation. To the extent permitted by applicable law, BOHI shall afford the officers, directors, employees, attorneys, accountants, investment bankers and authorized representatives of IBG full access during regular business hours to all of the books, contracts, commitments, personnel and records of BOHI and Bank of Houston, and furnish to IBG during such period all such information concerning BOHI and Bank of Houston and their affairs as IBG may reasonably request, so that IBG may have full opportunity to make such reasonable investigation as it shall desire to make of the affairs of BOHI and Bank of Houston, including access sufficient to verify the value of the assets and the liabilities of BOHI and Bank of Houston and the satisfaction of the conditions precedent to IBG’s obligations described in ARTICLE VIII; provided, however, that IBG shall request permission for all such access reasonably in advance and all such access shall be conducted in a manner designed to minimize disruption to the normal business operations and employee or customer relations of BOHI and Bank of Houston . BOHI agrees at any time, and from time to time, to furnish to IBG as soon as practicable, any additional information that IBG may reasonably request. No investigation by IBG or its representatives shall affect the representations and warranties set forth herein; provided, however, that IBG shall promptly notify BOHI to the extent that IBG’s investigation determines that any of the representations and warranties by BOHI set forth in ARTICLE III are untrue.

Section 5.06. Invitations to and Attendance at Directors’ and Committee Meetings. BOHI shall, and shall cause Bank of Houston to, give notice to one designee of IBG of, and shall invite such designee to attend, all regular and special meetings of the BOHI Board and the Bank of Houston Board and all regular and special meetings of any senior management committee (including the executive committee and the loan and discount committee of Bank of Houston) of BOHI and Bank of Houston; but such designee shall excuse himself from such meetings while this Agreement or the transactions contemplated hereby are being discussed. If the Merger is finally disapproved by any appropriate Regulatory Agency or if this Agreement is terminated pursuant to its terms, IBG’s designee will no longer be entitled to notice of and permission to attend such meetings.

Section 5.07. Untrue Representations. BOHI shall promptly notify IBG in writing if BOHI becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any material written information provided by BOHI to IBG, any schedule to this Agreement or any representation or warranty made by BOHI in ARTICLE III or that results in BOHI’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 5.08. Litigation and Claims. BOHI shall promptly notify IBG in writing of any litigation, or of any claim, controversy or contingent liability that is reasonably expected to become the subject of litigation, against BOHI or Bank of Houston or affecting any of their Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change to BOHI or Bank of Houston. BOHI shall promptly notify IBG of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the Best Knowledge of BOHI, threatened against BOHI or Bank of Houston that (i) questions or would reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby, or any actions taken or to be taken by BOHI or Bank of Houston pursuant hereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 5.09. Adverse Changes. BOHI shall promptly notify IBG in writing if any change shall have occurred or, to the Best Knowledge of BOHI, been threatened (or any development shall have occurred or, to the Best Knowledge of BOHI, been threatened involving a prospective change) in the business, financial condition or operations of BOHI and/or Bank of Houston that has resulted in or would reasonably be expected to result in a Material Adverse Change to BOHI or Bank of Houston.

Section 5.10. No Negotiation with Others.

A.        BOHI agrees that it shall not, and that it shall cause Bank of Houston and the respective employees, directors, officers, financial advisors and agents of BOHI and Bank of Houston (collectively, “BOHI Representatives”) not to (i) solicit, knowingly encourage, initiate or participate in any negotiations or discussions with any third party (except for the limited purpose of notifying such person of the existence of the provisions of this Section 5.10) regarding an Acquisition Proposal, whether by acquisition, business combination, purchase of securities or assets or otherwise; (ii) disclose to any third party any information concerning the business, Properties, books or records of BOHI or Bank of Houston in connection with any Acquisition Proposal, other than as provided herein or as compelled by law; or (iii) cooperate with any third party to make any Acquisition Proposal, other than the sale by Bank of Houston of assets in the ordinary course of business consistent with past practices. Promptly upon receipt of any unsolicited offer, BOHI will communicate to IBG the terms of any proposal or request for information and the identity of the parties involved.

B.        Notwithstanding anything to the contrary contained in this Section 5.10, if at any time after the date hereof and before the Closing, BOHI and the BOHI Representatives, having each theretofore complied with the terms of Section 5.10(A), receives a bona fide, unsolicited written Acquisition Proposal, BOHI and the BOHI Representatives may engage in negotiations and discussions with, and furnish any information and other access (so long as all such information and access has previously been made available to IBG or is made available to IBG before or concurrently with the time such information or access is made available to such person) to, any person making such Acquisition Proposal if, and only if, the BOHI Board determines in good faith, after consultation with outside legal and financial advisors, that (i) such Acquisition Proposal is or is reasonably capable of becoming a Superior Proposal and (ii) the failure of the BOHI Board to furnish such information or access or enter into such discussions or negotiations would reasonably be expected to be a violation of its fiduciary duties to the BOHI shareholders; but before furnishing any material nonpublic information, BOHI shall have received from the person making such Acquisition Proposal an executed confidentiality agreement with terms at least as restrictive in all material respects on such person as the Letter of Intent entered into with IBG on October 22, 2013, which confidentiality agreement shall not prohibit BOHI from complying with the terms of this Section 5.10. BOHI will promptly, and in any event within two business days, (x) notify IBG in writing of the receipt of such Acquisition Proposal or any request for nonpublic information relating to BOHI or for access to the Properties, books or records of BOHI by any person that has made, or to the Best Knowledge of BOHI may be considering making, an Acquisition Proposal and (y) communicate the material terms of such Acquisition Proposal to IBG, including as they may change upon any modification or amendment to the terms thereof. BOHI will keep IBG reasonably apprised of the status of and other matters relating to any such Acquisition Proposal on a timely basis.

C.        Nothing contained in this Section 5.10 shall prevent BOHI or the BOHI Board from (i) taking the actions provided in Sections 1.09(C) or 5.10(B), (ii) responding to an unsolicited bona fide Acquisition Proposal for the sole purpose of clarifying the terms and conditions of the Acquisition Proposal, (iii) informing any person who submits an unsolicited bona fide Acquisition Proposal of BOHI’s obligations pursuant to Section 5.10(A) or (iv) in consultation with outside counsel, complying with its disclosure obligations under federal or state law in connection with a Change in Recommendation.

Section 5.11. Non-Governmental Consents and Approvals. BOHI shall use commercially reasonable efforts to obtain all consents and approvals from third parties listed on Confidential Schedule 3.05. BOHI will cooperate in all commercially reasonable respects with IBG to obtain all such approvals and consents required of IBG.

Section 5.12. Environmental Investigation; Right to Terminate Agreement.

A.        IBG and its consultants, agents and representatives, at the sole cost and expense of IBG, shall have the right to the same extent that BOHI has the right, but not the obligation or responsibility, to inspect any Property, including conducting asbestos surveys and sampling, environmental assessments and investigation, and other environmental surveys and analyses including soil and ground sampling (“Environmental Inspections”). IBG shall notify BOHI in writing before any Environmental Inspection, and BOHI may place reasonable restrictions on the time of such Environmental Inspection. If, as a result of any such Environmental Inspection, further investigation (“Secondary Investigation”) including, test borings, soil, water and other sampling is deemed desirable by IBG, IBG shall (i) notify BOHI in writing of any Property for which it intends to conduct such a Secondary Investigation and the reasons for the Secondary Investigation, and (ii) at the sole cost and expense of IBG, commence the Secondary Investigation. IBG shall give reasonable written notice to BOHI of the Secondary Investigation, and BOHI may place reasonable time and place restrictions on the Secondary Investigation.

B.        IBG shall make available to BOHI the results and reports of such Environmental Inspections and Secondary Investigations promptly after IBG receives or is advised of such results. IBG shall not have any liability or responsibility of any nature whatsoever for the results, conclusions or other findings related to any Environmental Inspection, Secondary Investigation or other environmental survey. If this Agreement is terminated, except as otherwise required by law, reports to any Governmental Authority of the results of any Environmental Inspection, Secondary Investigation or other environmental survey shall not be made by IBG. IBG shall make no such report before Closing unless required to do so by applicable law, and in such case will give BOHI reasonable written notice of IBG’s intentions.

C.        IBG shall have the right to terminate this Agreement if, with respect to the Branch Locations (as defined in Section 11.10) only, (i) the factual substance of any warranty or representation set forth in

Section 3.22 is not materially true and accurate; (ii) the results of an Environmental Inspection or Secondary Investigation are disapproved by IBG because such Environmental Inspection or Secondary Investigation identifies material violations or potential material violations of Environmental Laws; (iii) BOHI has refused to allow IBG to conduct an Environmental Inspection or Secondary Investigation in a manner that IBG reasonably considers necessary; (iv) the Environmental Inspection or Secondary Investigation identifies any past or present event, condition or circumstance that would or potentially could reasonably be expected to require a remedial or cleanup action costing in excess of $250,000 or result in a Material Adverse Change to BOHI or Bank of Houston; (v) the Environmental Inspection or Secondary Investigation identifies the presence of any underground or above ground storage tank in, on or under any Property that is not shown to be in material compliance with all Environmental Laws applicable to the tank either at the date of this Agreement or at a future time certain, or that has had a release of petroleum or some other Hazardous Material that has not been cleaned up to the satisfaction of the relevant Governmental Authority or any other party with a legal right to compel cleanup; or (vi) the Environmental Inspection or Secondary Investigation identifies the presence of any asbestos-containing material in, on or under any Property, the removal of which could reasonably be expected to result in a Material Adverse Change. IBG shall advise BOHI in writing (the “Environmental Notice”) as to whether IBG intends to terminate this Agreement because IBG disapproves of the results of the Environmental Inspection or Secondary Inspection in respect of the Branch Locations. Upon receipt of the Environmental Notice, BOHI shall have the opportunity to correct any objected to violations or conditions to IBG’s reasonable satisfaction within 30 days after the date of the Environmental Notice. If BOHI fails to demonstrate correction of the violations or conditions to the reasonable satisfaction of IBG, IBG may terminate the Agreement on the 31st day after the date of the Environmental Notice.

D.        BOHI agrees to make available to IBG and its consultants, agents and representatives all documents and other material relating to environmental conditions of any Property including the results of other environmental inspections and surveys. BOHI also agrees that all engineers and consultants who prepared or furnished such reports may discuss such reports and information with IBG and shall be entitled to certify the same in favor of IBG and its consultants, agents and representatives and make all other data available to IBG and its consultants, agents and representatives.

Section 5.13. Employee Plans and Agreements. Before the Closing Date, BOHI shall and shall cause Bank of Houston to terminate the Employee Plans subject to compliance with applicable law, so long as any such action preserves the rights of the participants in such Employee Plans (including vesting rights). BOHI and Bank of Houston shall terminate the employment and change in control agreements listed in Schedule 5.13, make the payments required pursuant to such agreements, and use commercially reasonable efforts to obtain from each applicable officer a termination and release with respect to their agreement.

Section 5.14. Disclosure Schedules. At least three business days before the Closing, BOHI agrees to provide IBG with supplemental Confidential Schedules to be delivered by BOHI pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date.

Section 5.15. [Reserved].

Section 5.16. Releases. BOHI shall use its commercially reasonable efforts to obtain from each of the directors and executive officers of BOHI and Bank of Houston a written release in the form attached hereto as Exhibit “A” executed by such director or executive officer and dated the Closing Date, releasing BOHI and Bank of Houston from claims arising before the Effective Time (the “Releases by D&Os”). BOHI shall, and shall cause Bank of Houston to, deliver to each of the directors and executive officers of BOHI and Bank of Houston a written release in the form attached hereto as Exhibit “B” executed by BOHI and Bank of Houston and dated the Closing Date, releasing such director or executive officer from claims arising before the Effective Time.

Section 5.17. Other Agreements. BOHI shall, and shall cause Bank of Houston to, execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger, and to take all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 5.18. [Reserved].

Section 5.19. Shareholder Lists. After the date of this Agreement, BOHI shall from time to time make available to IBG, upon its request, a list of the BOHI shareholders and their addresses, a list showing all transfers of the BOHI Shares and such other information as IBG may reasonably request regarding both the ownership and prior transfers of the BOHI Shares.

Section 5.20. Conforming Accounting Adjustments. BOHI shall, if requested in writing by IBG, consistent with GAAP, RAP and applicable banking laws and regulations, immediately before Closing, make such accounting entries as BOHI may reasonably request in order to conform the accounting records of BOHI to the accounting policies and practices of IBG. No such adjustment by BOHI or Bank of Houston shall of itself constitute or be deemed to be a breach, violation or failure by BOHI or Bank of Houston to satisfy any representation, warranty, covenant, condition or other provision of this Agreement or constitute grounds for termination of this Agreement by IBG or be an acknowledgment by BOHI of any adverse circumstances for purposes of determining whether the conditions to IBG’s obligations under this Agreement have been satisfied, nor will any such adjustment affect the calculation of the Tangible Book Value under Section 8.07. The recording of any such adjustments shall not be deemed to imply any misstatement of previously furnished financial statements or information and shall not be construed as concurrence by BOHI, Bank of Houston or their respective management with any such adjustments.

Section 5.21. D & O Liability Insurance. Contemporaneously with the Closing, BOHI and Bank of Houston shall purchase an extended reporting period for three years under BOHI’s existing directors and officers liability insurance policy, on terms approved by IBG, such approval not to be unreasonably withheld, conditioned or delayed, for purposes of covering actions occurring before the Effective Time; provided, however, that the cost of such coverage for the full three-year period shall not exceed 300% of the amount paid by BOHI in its last full fiscal year for one year’s coverage. In the event that the cost of such coverage exceeds such amount, then the available amount shall be used to purchase coverage for the longest available period. Notwithstanding any other provision of this Agreement, the premiums for such coverage shall be paid and accrued for by BOHI and/or Bank of Houston and shall be included (as a deduction) in the calculation of Tangible Book Value.

Section 5.22. BOHI Awards. At least ten business days prior to the Closing Date, BOHI shall deliver a written calculation of the number of BOHI Shares which will be issued pursuant to the automatic exercise of the BOHI Options and the automatic conversion of the ESPP Preferred Shares. Such calculation will include the various exercise prices, the amount of Per Share Merger Consideration used in the calculation, and the amounts to be withheld for the purpose of withholding and payroll taxes with respect to the BOHI Options.

Section 5.23. Termination of Data Processing. BOHI will use its reasonable best efforts, including but not limited to notifying appropriate parties and negotiating in good faith a reasonable settlement, to ensure that its DP Contracts and contracts related to the provision of any other electronic banking services, if the Merger occurs, be terminated after the consummation of the Merger on a date to be mutually agreed upon by IBG and BOHI. Such notice and actions by BOHI will be in accordance with the terms of such contracts.

Section 5.24. Repurchase of SBLF Preferred Shares. Upon receipt of a written request from IBG, BOHI, will as promptly as practicable upon receipt of such request, redeem all outstanding SBLF Preferred Shares or give proper notice to call for redemption all outstanding SBLF Preferred Shares and deposit sufficient funds in trust for such redemption, in each case pursuant to Section 5 of the Standard Provisions in Schedule A to the Statement of Resolutions of Senior Non-Cumulative Perpetual Preferred Stock, Series C, of BOHI (the “Standard Provisions”), in compliance with Section 7(e) of the Standard Provisions, so that no notice of the meeting, vote or consent of the holder of the SBLF Preferred Shares is required to approve this Agreement and the transactions contemplated hereby. If IBG has so requested, BOHI will take all steps necessary to cause all of the issued and outstanding SBLF Preferred Shares to be redeemed and canceled by BOHI so that, as of at least two (2) business days before the Closing Date, BOHI will have no SBLF Preferred Shares issues or outstanding.

Section 5.25. Liquidation of Subsidiaries. BOHI shall take all steps necessary to cause the liquidation and dissolution of BOH Realty, LLC and General Asset Holdings, LLC prior to the Closing Date.

ARTICLE VI

COVENANTS OF IBG

IBG hereby makes the covenants set forth in this ARTICLE VI to BOHI.

Section 6.01. Commercially Reasonable Efforts. IBG agrees to use commercially reasonable efforts to cause the consummation of the transactions contemplated hereby in accordance with the terms and conditions of this Agreement.

Section 6.02. Untrue Representations. IBG shall promptly notify BOHI in writing if IBG becomes aware of any fact or condition that makes untrue, or shows to have been untrue, in any material respect, any schedule to this Agreement or any representation or warranty made by IBG in ARTICLE IV or that results in IBG’s failure to comply with any covenant, condition or agreement contained in this Agreement.

Section 6.03. Affirmative Covenants. Except as otherwise permitted or required by this Agreement, from the date hereof until the Effective Time, IBG shall and shall cause Independent Bank to:

A.        Maintain its corporate existence in good standing;

B.        Maintain the general character of its business and conduct its business in its ordinary and usual manner;

C.        Extend credit only in accordance with existing lending policies and practices; and

D.        Use commercially reasonable efforts to preserve its business organization intact; to retain the services of its present employees, officers, directors and agents; to retain its present customers, depositors, suppliers and correspondent banks; and to preserve its goodwill and the goodwill of its suppliers, customers and others having business relationships with it.

Section 6.04. Registration Statement. IBG agrees that none of the information supplied or to be supplied by it for inclusion or incorporation by reference in (i) the Registration Statement, at the time the Registration Statement and each amendment or supplement thereto, if any, becomes effective under the Securities Act, (ii) the Proxy Statement and any amendment or supplement thereto, at the date(s) of mailing to shareholders and at the time of the IBG Meeting and (iii) any other filings made under applicable federal or Texas banking or securities laws and regulations, shall contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. IBG further agrees that if it shall become aware before the effectiveness of the Registration Statement of any information furnished by such party that would cause any of the statements in the Registration Statement or the Proxy Statement to be false or misleading with respect to any material fact, or to omit to state any material fact necessary to make the statements therein not false or misleading, to promptly inform BOHI thereof and to take the necessary steps to correct the Registration Statement or the Proxy Statement. IBG agrees to advise BOHI, promptly after IBG receives notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment has been filed, of the issuance of any stop order or the suspension of the qualification of IBG Shares for offering or sale in any jurisdiction, of the initiation or, to the extent IBG is aware thereof, threat of any proceeding for any such purpose, or of any request by the SEC for the amendment or supplement of the Registration Statement or for additional information. IBG agrees to promptly provide to BOHI copies of all correspondence between IBG or any of its representatives, on the one hand, and the SEC, on the other hand.

Section 6.05. NASDAQ Listing. IBG shall, as promptly as practicable, file all documents, take all actions reasonably necessary and otherwise use its reasonable best efforts to list, before the Closing Date, on the NASDAQ the IBG Shares to be issued to the BOHI shareholders as part of the Merger Consideration in connection with the Merger.

Section 6.06. Litigation and Claims. IBG shall promptly notify BOHI in writing of any litigation, or of any claim, controversy or contingent liability that might reasonably be expected to become the subject of litigation, against IBG or Independent Bank or affecting any of their respective Properties, if such litigation or potential litigation is reasonably likely, in the event of an unfavorable outcome, to result in a Material Adverse Change. IBG shall promptly notify BOHI in writing of any legal action, suit or proceeding or judicial, administrative or governmental investigation, pending or, to the knowledge of IBG, threatened against IBG or Independent Bank that (i) questions or could reasonably be expected to question the validity of this Agreement or the agreements contemplated hereby or any actions taken or to be taken by IBG with respect hereto or thereto or (ii) seeks to enjoin or otherwise restrain the transactions contemplated hereby or thereby.

Section 6.07. Regulatory and Other Approvals. With the cooperation of BOHI, IBG shall promptly file or cause to be filed applications for all regulatory approvals required to be obtained by IBG and Bank of Houston in connection with this Agreement and the transactions contemplated hereby, including to the necessary applications for the prior approval of the Merger by the FRB (or appropriate Federal Reserve Bank acting on delegated authority), the Texas Department of Banking (the “TDB”) and the Federal Deposit Insurance Corporation (the “FDIC”). Such applications shall be filed by January 6, 2014. IBG shall use its reasonable best efforts to obtain all such regulatory approvals and any other approvals from third parties at the earliest practicable time. IBG shall keep BOHI reasonably informed as to the status of such applications and filings, and IBG shall promptly furnish BOHI and its counsel with copies of all such regulatory filings and all correspondence for which confidential treatment has not been requested.

Section 6.08. Other Agreements. IBG shall, and shall cause Independent Bank to, take such actions and to execute and deliver the Bank Merger Agreement and such other agreements, certificates of merger, certificates, and other documents reasonably necessary to effect the Merger and the Bank Merger and to take any and all actions reasonably necessary or required to consummate the transactions contemplated thereby in accordance with the terms hereof.

Section 6.09. Employee Matters. On the Closing Date, IBG may, but shall not be required to, cause IBG to offer employment to the employees of Bank of Houston. Each of the employees of Bank of Houston who becomes an employee of IBG after the Effective Time shall be entitled to receive, from and after the Effective Time, the same pension, profit sharing, health, welfare, incentive, vacation and other benefits as are customarily offered or afforded to the employees of IBG. Each of the employees of Bank of Houston who becomes an employee of IBG after the Effective Time shall receive credit for their prior service at Bank of Houston for purposes of vesting, eligibility or any other purpose under the employee benefit plans of IBG; and such persons shall not have lack of coverage for pre-existing conditions or be subject to any additional deductibles or waiting periods otherwise required for health insurance coverage. IBG shall provide each such employee with credit for co-payments and deductibles paid in the plan year in which the Closing Date occurs in satisfying any applicable deductible or out-of-pocket requirements under any welfare plans in which such employee is eligible to participate in after the Closing Date. IBG shall, within 30 calendar days of the date of this Agreement, provide BOHI with a list of employees of Bank of Houston to whom IBG will not offer employment.

Section 6.10. Adverse Changes. IBG shall promptly notify BOHI in writing if any change shall have occurred or been threatened (or any development shall have occurred or been threatened involving a prospective change) in the business, financial condition, or operations of IBG and/or Independent Bank that has or may reasonably be expected to have to result in a Material Adverse Change with respect to IBG or Independent Bank or lead to a failure to obtain necessary regulatory approval of the transactions contemplated by this Agreement.

Section 6.11. Disclosure Schedules. At least three business days before the Closing, IBG agrees to provide BOHI with supplemental disclosure schedules to be delivered by IBG pursuant to this Agreement reflecting any material changes thereto between the date of this Agreement and the Closing Date.

Section 6.12. Issuance of IBG Common Shares. The IBG Shares to be issued by IBG to the shareholders of BOHI pursuant to this Agreement will, on the issuance and delivery to such shareholders pursuant to this Agreement, be duly authorized, validly issued, fully paid and nonassessable. The IBG Shares to be issued to the shareholders of BOHI pursuant to this Agreement are and will be free of any preemptive rights of the shareholders of IBG or any other person, firm or entity. The IBG Shares to be issued to the shareholders of BOHI pursuant to this Agreement pursuant to the Registration Statement which has become effective, except for IBG Shares issued to any shareholder of BOHI who may be deemed to be an “affiliate” (under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) of IBG after completion of the Merger will be freely tradable by each BOHI shareholder who is not a dealer for purposes of the Securities Act.

Section 6.13. Access to Properties and Records. To the extent permitted by applicable law, IBG shall and shall cause each of its Subsidiaries, upon reasonable notice from BOHI to IBG to: (a) afford the employees and officers and authorized representatives (including legal counsel, accountants and consultants) of BOHI reasonable access to the properties, books and records of IBG and its Subsidiaries during normal business hours in order that BOHI may have the opportunity to make such reasonable investigation as it shall desire to make of the affairs of IBG and its Subsidiaries, and (b) furnish BOHI with such additional financial and operating data and other information as to the business and properties of IBG as BOHI may, from time to time, reasonably request. No investigation by BOHI or its representatives shall affect the representations and warranties set forth herein; provided, however, that BOHI shall promptly notify IBF to the extent that BOHI’s investigation determines that any of the representations and warranties by IBG set forth in ARTICLE IV are untrue.

Section 6.14. Rule 144 Compliance. For a period of two years after the Effective Time (or such shorter period of time as may be applicable for “affiliates” of BOHI to sell IBG Shares in accordance with Rule 145 of the Securities Act), IBG will use its commercially reasonable efforts to file in a timely manner all reports with the SEC required to be filed by it pursuant to Section 13 and Section 15(d) of the Exchange Act (other than Current Reports on Form 8-K) and submit electronically and post on its corporate website, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T.

Section 6.15. Director and Officer Indemnification. For a period of three years after the Effective Time, IBG shall indemnify, defend and hold harmless each person entitled to indemnification from BOHI and Bank of Houston (each, an “Indemnified Party”) against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time (including, without limitation, matters related to the negotiation, execution and performance of this Agreement or consummation of the Merger) to the same extent (including advancement of expenses) and subject to the conditions set forth in the Articles of Incorporation or Association, as applicable, of BOHI and Bank of Houston, and in the Bylaws of BOHI and Bank of Houston, as in effect on the date hereof. If IBG or any of its successors or assigns shall consolidate with or merge into any other entity and shall not be the continuing or surviving entity of such consolidation or merger or shall transfer all or substantially all of its assets to any other entity, then and in each case, proper provision shall be made so that the successors and assigns of IBG or the surviving company shall assume the obligations set forth in this Section 6.15 prior to or simultaneously with the consummation of such transaction.

Section 6.16. Election of Directors. IBG shall, and shall cause Independent Bank, to take all action necessary to, effective as of the Closing Date, cause their respective boards of directors to be increased by three and the persons from the current board of directors of BOHI identified by the Corporate Governance and Nominating Committee of IBG (the “BOHI Nominees”) to be elected to such boards of directors. IBG shall include the election of the BOHI Nominees as a proposal to be considered and acted upon at the IBG Meeting, specifically nominating one BOHI Nominee to be elected as a Class I director whose term ends in 2014 (the “Class I BOHI Nominee”), one BOHI Nominee to be elected as a Class II director whose term ends in 2015, and one BOHI Nominee to be elected as a Class III director whose term ends in 2016. IBG shall include the Class I

BOHI Nominee in IBG’s proxy statement and recommend that the IBG shareholders elect the Class I BOHI Nominee to the board of directors of IBG at the 2014 annual meeting of IBG shareholders. Notwithstanding the foregoing, IBG’s obligation to nominate and recommend, as the case may be, a BOHI Nominee is subject to such BOHI Nominee’s compliance with IBG’s or Independent Bank’s, as the case may be, governance and ethics policies in place from time to time, and that at least two of such BOHI Nominees qualify as an “independent” director as defined by applicable NASDAQ rules.

Section 6.17. Houston Market Region Advisory Board. Promptly following Closing, IBG shall cause Independent Bank to establish and maintain for not less than two years following the Closing Date a non-voting Houston market region advisory board consisting of up to twelve Bank of Houston customers, former Bank of Houston directors and other Houston area leaders. The members of the advisory board will be identified by the Chairman and Chief Executive Officer of IBG and James D. Stein.

ARTICLE VII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF BOHI

The obligations of BOHI under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by BOHI:

Section 7.01. Representations and Warranties. All representations and warranties made by IBG in ARTICLE IV shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing (other than those limited to a specified date, which shall speak only as to such date).

Section 7.02. Performance of Obligations. IBG shall have, or shall have caused to be, performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by IBG at or before the Closing.

Section 7.03. Government Approvals. BOHI shall have received such approvals and consents as may be required by applicable law from all applicable Governmental Authorities in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired.

Section 7.04. No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement and the Bank Merger Agreement or the transactions contemplated hereby or thereby by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby or thereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) impose material limits on the ability of any party to this Agreement to consummate this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, or (C) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject BOHI or Bank of Houston, or any of their respective officers, directors, shareholders or employees, to criminal or civil liability. No action or proceeding by or before any Governmental Authority or by any other person shall be threatened, instituted or pending that could reasonably be expected to result in any of the consequences referred to in clauses (A) through (C) above.

Section 7.05. Delivery of Closing Documents. BOHI shall have received all documents required to be delivered by IBG and Independent Bank on or before the Closing Date as set forth in Section 2.03, all in form and substance reasonably satisfactory to BOHI.

Section 7.06. Shareholder Approvals. The shareholders of IBG and BOHI shall have approved this Agreement and the transactions contemplated hereby by the requisite vote.

Section 7.07. Registration Statement. The Registration Statement shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Share to be issued in the Merger shall have been received.

Section 7.08. Listing of IBG Shares. The IBG Shares to be delivered to the shareholders of BOHI pursuant to this Agreement shall have been authorized for listing on the NASDAQ and such approval shall not have been withdrawn or revoked.

Section 7.09. No Material Adverse Change. There shall have been no Material Adverse Change in IBG since September 30, 2013.

Section 7.10. Delivery of Merger Consideration. IBG shall have delivered, or caused to be delivered, to the Exchange Agent, the IBG Shares issuable to the holders of BOHI Share as part of the Merger Consideration and the cash portion of the Merger Consideration payable pursuant to ARTICLE I, and BOHI shall have received evidence of the same from IBG.

Section 7.11. Average Closing Price. The Average Closing Price shall be at least $30.09.

Section 7.12. Tax Opinion. BOHI shall have received an opinion (reasonably acceptable in form and substance to BOHI) from Bracewell & Giuliani LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (ii) each of IBG and BOHI will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 1.13(C)

Section 7.13. BOHI Nominees. The IBG shareholders shall have elected all of the BOHI Nominees at the IBG Meeting.

ARTICLE VIII

CONDITIONS PRECEDENT TO THE OBLIGATIONS OF IBG

The obligations of IBG under this Agreement are subject to the satisfaction, before or at the Closing, of each of the following conditions, which may be waived in whole or in part by IBG.

Section 8.01. Representations and Warranties. All representations and warranties made by BOHI in ARTICLE III shall have been true and correct in all material respects (except for those representations and warranties which are qualified by a materiality standard, which shall be true and correct in all respects) when made and as of the Closing with the same force and effect as if such representations and warranties were made at and as of the Closing (other than those limited to a specified date, which shall speak only as to such date).

Section 8.02. Performance of Obligations. BOHI shall have performed or complied with, in all material respects, all agreements, terms, covenants and conditions required by this Agreement to be performed or complied with by BOHI before or at the Closing.

Section 8.03. Delivery of Closing Documents. IBG shall have received all documents required to be delivered by BOHI on or before the Closing Date as set forth in Section 2.02, all in form and substance reasonably satisfactory to IBG.

Section 8.04. Government Approvals. IBG shall have received approvals and consents as may be required by applicable law from all applicable Governmental Authorities, including the FRB, the FDIC and the TDB in connection with this Agreement and any other agreement contemplated hereby, and with the consummation of the transactions contemplated hereby and thereby, and all applicable waiting periods shall have expired. Such approvals and consents shall not have imposed, in the reasonable good faith judgment of IBG, any material adverse requirement upon IBG or its Subsidiaries, including any requirement that IBG sell or dispose of any significant amount of its assets or any IBG Subsidiary.

Section 8.05. No Litigation. No action shall have been taken, and no statute, rule, regulation or order shall have been promulgated, enacted, entered, enforced or deemed applicable to this Agreement, the Bank Merger Agreement, or the transactions contemplated hereby or thereby, by any Governmental Authority, including by means of the entry of a preliminary or permanent injunction, that would (A) make this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, illegal, invalid or unenforceable, (B) require the divestiture of a material portion of the assets of BOHI, (C) impose material limits on the ability of any party to this Agreement to consummate the Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, (D) otherwise result in a Material Adverse Change to BOHI, Bank of Houston, Independent Bank or IBG, or (E) if the consummation of this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby, subject or could reasonably be expected to subject IBG or any of its Subsidiaries, or any officer, director, shareholder or employee of IBG or any of its Subsidiaries, to criminal or civil liability. No action or proceeding by or before any Governmental Authority or by any other person shall be threatened, instituted or pending that would reasonably be expected to result in any of the consequences referred to in clauses (A) through (E) above.

Section 8.06. No Material Adverse Change. There shall have been no Material Adverse Change in BOHI or Bank of Houston since September 30, 2013.

Section 8.07. Minimum Tangible Book Value. As of the Closing Date, the Tangible Book Value of BOHI shall be not less than $70,000,000. For purposes of this Agreement, “Tangible Book Value” means the tangible shareholders’ equity of BOHI as determined from BOHI’s financial statements prepared in accordance with generally accepted accounting principles, consistently applied. Unrealized gains or losses in investment securities will be excluded from the calculation of Tangible Book Value. All of the costs and expenses, on an after tax equivalent basis, of BOHI and Bank of Houston related to (a) (i) the transactions contemplated by this Agreement (including, without limitation, investment banking fees, legal fees, accounting fees, any director, officer, or employee bonuses or payments, (including change in control payments or other payments due under employment arrangements), and (ii) any anticipated “stay” or “retention” bonuses paid or to be paid prior to the Effective Time to Bank of Houston employees or severance benefits paid or to be paid prior to the Effective Time to Bank of Houston employees who are not offered employment by Independent Bank; (b) any costs or fees (including forfeited prepaid expenses) arising from or related to the termination of the DP Contracts, (c) the printing and mailing costs related to the Proxy Statement, and (d) the premium for D&O insurance tail coverage contemplated by Section 5.21, shall have been paid or accrued for before the Closing Date and shall be included (as a deduction) in the calculation of Tangible Book Value. The calculation of Tangible Book Value shall include accruals for all ad valorem taxes owed by BOHI on a pro-rated basis for the period ending on the Closing Date. BOHI shall, at least three business days before the Closing Date, provide IBG with a preliminary calculation of Tangible Book Value. If IBG disagrees with such calculation of Tangible Book Value, BOHI and IBG shall meet to resolve any such disagreement. If BOHI and IBG cannot resolve any such disagreement, then an independent accounting firm mutually agreed to by IBG and BOHI shall resolve any such disagreement which resolution shall be final and binding upon BOHI and IBG. For the avoidance of doubt, the SBLF Preferred Shares and the costs and expenses associated with the redemption of the SBLF Preferred Shares, if applicable, shall be excluded from the calculation of Tangible Book Value.

If the Tangible Book Value is less than $70,000,000 at Closing, (a) then the Aggregate Cash Consideration shall be reduced by an amount equal to the product of (i) the difference between (x) $70,000,000 minus (y) the Tangible Book Value at Closing, multiplied by (ii) 2.4 (the “Aggregate Cash Consideration Adjustment)”.

(b)        The Per Share Cash Consideration shall be reduced by an amount equal to the quotient of (i) the Aggregate Cash Consideration Adjustment, divided by (ii) the number of BOHI Shares outstanding on the Closing Date (the “Adjusted Per Share Cash Consideration”).

Notwithstanding the foregoing adjustments, IBG shall not be obligated to consummate the Merger if the Tangible Book Value at Closing is less than $65,000,000. For the avoidance of doubt, the condition in this Section 8.07 shall be deemed satisfied if the Tangible Book Value at closing is $65,000,000 or more.

Section 8.08. Minimum ALLL. As of the Closing Date, the allowance for loan and lease losses of Bank of Houston shall be at least $5,470,000.

Section 8.09. Shareholder Approvals. The shareholders of IBG and BOHI shall have approved this Agreement and the transactions contemplated hereby by the requisite vote. The holders of no more than 5% of the BOHI Shares shall have exercised and not forfeited their statutory dissenters’ rights under the TBOC.

Section 8.10. Termination of Employee Benefit Plans and Agreements. All Employee Plans shall have been terminated in accordance with the respective terms of such Employee Plans, the Code, ERISA and all other applicable laws and regulations and the affected participants shall have been notified of such terminations. Each of the employment and change in control agreements between BOHI and/or Bank of Houston and their respective officers listed in Schedule 5.13 shall have been terminated, and each such officer shall have executed a termination and release with respect to their respective employment or change in control agreement.

Section 8.11. Resignations. IBG shall have received the resignations of each of the directors of BOHI and Bank of Houston, effective as of the Closing Date.

Section 8.12. Registration Statement. The Registration Statement covering the IBG Shares to be issued in the Merger shall have become effective under the Securities Act and no stop order suspending such effectiveness shall be in effect, and no action, suit, proceeding, or investigation by the SEC to suspend the effectiveness shall have been initiated, continuing, or have been threatened and be unresolved, and all necessary approvals under state securities laws relating to the issuance or trading of the IBG Share to be issued in the Merger shall have been received.

Section 8.13. Listing. The IBG Shares to be issued to the BOHI shareholders as part of the Merger Consideration in the Merger shall have been approved for listing on the NASDAQ and such approval shall not have been withdrawn or revoked.

Section 8.14. Additional Agreements. The Additional Agreements entered into between IBG, Independent Bank and those persons listed on Confidential Schedule 8.14 contemporaneously with the execution of this Agreement shall not have been terminated and shall remain in full force and effect.

Section 8.15. Tax Opinion. IBG shall have received an opinion (reasonably acceptable in form and substance to IBG) from Andrews Kurth LLP, dated as of the Closing Date, to the effect that for federal income tax purposes (i) the Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, (ii) each of IBG and BOHI will be a party to such reorganization within the meaning of § 368(b) of the Code, (iii) the Bank Merger will be treated as a reorganization within the meaning of § 368(a) of the Code, and (iv) each of Independent Bank and Bank of Houston will be a party to such reorganization within the meaning of § 368(b) of the Code, and such opinion shall not have been withdrawn, revoked or modified. Such opinion will be based upon representations of the Parties contained in this Agreement and in the tax representation letters described in Section 1.13(C).

Section 8.16. Average Closing Price. The Average Closing Price shall be at least $30.09.

Section 8.17. Liquidation of Subsidiaries. BOH Realty, LLC and General Asset Holdings, LLC shall have been liquidated and dissolved.

Section 8.18. Assumption of SBLF Preferred Shares. If IBG has not requested that BOHI redeem the SBLF Preferred Shares prior to Closing, IBG and BOHI shall have taken all actions reasonably necessary to provide for, and shall have received all regulatory approvals required for the exchange of the then-outstanding SBLF Preferred Shares for shares of IBG SBLF Preferred Stock pursuant to Section 1.14 of this Agreement, all in accordance with the charter and other governing documents of BOHI, as amended, and in accordance with the terms of any securities purchase and/or other agreements pursuant to which such shares of SBLF Preferred Shares were issued or required to be entered into in order to effect such exchange.

ARTICLE IX

TERMINATION AND ABANDONMENT

Section 9.01. Right of Termination. This Agreement and the transactions contemplated hereby may be terminated at any time before the Effective Time (except as otherwise set forth in this Section 9.01), whether before or after approval by the BOHI or IBG shareholders as follows, and in no other manner:

A.        By the mutual written consent of BOHI and IBG, duly authorized by the BOHI Board and the IBG Board, respectively.

B.        By either BOHI or IBG (if the terminating party is not in material breach of any representation, warranty, covenant or other agreement contained herein) if the conditions precedent to such party’s obligations to close specified in ARTICLES VII and VIII, respectively, shall not have been satisfied on or before June 30, 2014; but if conditions precedent have not been satisfied because approval of this Agreement or any other agreement contemplated hereby has not been received from any Regulatory Agency whose approval is required to consummate such transactions, either BOHI or IBG can unilaterally extend such deadline by up to 30 days by providing written notice thereof to the other.

C.        By either IBG or BOHI if any of the transactions contemplated by this Agreement or any other agreement contemplated hereby are disapproved by any Regulatory Agency whose approval is required to consummate such transactions or if any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining, invalidating or otherwise prohibiting this Agreement or any other agreement contemplated hereby, or the transactions contemplated hereby or thereby and such order, decree, ruling or other action shall have been final and nonappealable.

D.        By IBG if there shall have been any Material Adverse Change in BOHI or Bank of Houston; and by BOHI, if there shall have been any Material Adverse Change in IBG.

E.        By IBG, if BOHI shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from IBG.

F.        By BOHI, if IBG shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in this Agreement or any other agreement contemplated hereby, and such failure shall not have been cured within a period of thirty (30) calendar days after written notice from BOHI.

G.        By IBG, in accordance with the provisions of Section 5.12 (Environmental Investigation).

H.        By either IBG or BOHI, if the shareholders of IBG and BOHI shall not have approved this Agreement and the Merger by the requisite vote at the meeting of such shareholders, or any adjournment or postponement thereof, called for such purpose.

I.        By BOHI at any time in order to concurrently enter into an acquisition agreement or similar agreement (each, an “Acquisition Agreement”) with respect to a Superior Proposal which has been received and considered by BOHI and the BOHI Board in accordance with all of the requirements of Section 5.10 hereof.

J.        By IBG, if the BOHI Board shall have (i) recommended to the shareholders of BOHI that they tender their shares in a tender or exchange offer commenced by an un-Affiliated third party for more than 15% of the outstanding BOHI Share, (ii) effected a Change in Recommendation or recommended to the BOHI shareholders acceptance or approval of any alternative Acquisition Proposal, or (iii) notified IBG in writing that BOHI intends to accept a Superior Proposal.

Section 9.02. Notice of Termination. The power of termination provided for by Section 9.01 may be exercised only by a notice given in writing, as provided for in Section 11.07.

Section 9.03. Effect of Termination. In the event of the termination of this Agreement and abandonment of the Merger pursuant to the provisions of Section 9.01, no party to this Agreement shall have any further liability or obligation in respect of this Agreement, except that (A) the provisions of ARTICLE X and Section 9.03, 9.04, 11.02, 11.03, 11.08, 11.12 and 11.13 shall survive any such termination of the Agreement and abandonment of the Merger and (B) notwithstanding anything to the contrary, neither IBG nor BOHI shall be relieved or released from any liabilities or damages arising out of its fraud or willful breach of any provision of this Agreement.

Section 9.04. BOHI Termination Fee. To compensate IBG for entering into this Agreement, taking actions to consummate the transactions contemplated hereunder and incurring the costs and expenses related thereto and other losses and expenses, including foregoing the pursuit of other opportunities, BOHI and IBG agree as follows:

A.        If IBG is not in material breach of any covenant or obligation under this Agreement, BOHI shall pay to IBG the sum of $5,000,000 (the “Termination Fee”) if this Agreement is terminated (i) by BOHI under the provisions of Section 9.01(I), (ii) by either IBG or BOHI under the provisions of Section 9.01(H) and, if either (1) at the time of any failure by the shareholders of BOHI to approve and adopt this Agreement and the Merger, there shall exist an Acquisition Proposal with respect to BOHI that has not been withdrawn before the BOHI Meeting or (2) within twelve months of the termination of this Agreement, BOHI enters into a definitive agreement with any third party with respect to any Acquisition Proposal, or (iii) by IBG under the provisions of Section 9.01(J). BOHI’s obligation to pay the Termination Fee pursuant to this Section 9.04(A) shall survive the termination of this Agreement.

B.        Any payment required by Section 9.04(A) shall become payable within two business days after receipt by the non-terminating party of written notice of termination of this Agreement.

C.        For purposes of this Agreement, “Acquisition Proposal” means a written offer or proposal from a party other than IBG which contains a fixed price per share or a mathematically ascertainable formula for calculating a price per share for the BOHI Share regarding any of the following (other than the transactions contemplated by this Agreement) involving BOHI: (i) any merger, reorganization, consolidation, share exchange, recapitalization, business combination, liquidation, dissolution or other similar transaction involving any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets or equity securities or deposits of, BOHI, in a single transaction or series of related transactions which could reasonably be expected to impede, interfere with, prevent or materially delay the completion of the Merger; or (ii) any tender offer or exchange offer for 50% or more of the outstanding BOHI Shares or the filing of a registration statement in connection therewith.

D.        For purposes of this Agreement, “Superior Proposal” means a bona fide Acquisition Proposal made by a party other than IBG that the BOHI Board determines in its good faith judgment, after consultation with its outside counsel and its independent financial advisor (i) is or would result in a transaction that if consummated would be more favorable to BOHI’s shareholders from a financial point of view than the Merger, taking into account all of the terms and conditions of such proposal and of this Agreement (including any proposal by IBG to amend the terms of this Agreement) and (ii) is capable of being, and is reasonably likely to be, consummated on the terms so proposed taking into account all financial, regulatory, legal and other aspects of such proposal.

E.        If BOHI pays the Termination Fee in connection with its termination of this Agreement pursuant to Sections 9.01(H), 9.01(I) or 9.01(J), such amount shall be the sole remedy available to IBG in the event of any such termination of this Agreement.

ARTICLE X

CONFIDENTIAL INFORMATION

Section 10.01. Definition of “Recipient,” “Disclosing Party” and “Representative”. For purposes of this ARTICLE X, the term “Recipient” means the party receiving the Subject Information (as such term is defined in Section 10.02) and the term “Disclosing Party” means the party furnishing the Subject Information. The terms “Recipient” or “Disclosing Party,” as used herein, include: (A) all persons and entities related to or affiliated in any way with the Recipient or the Disclosing Party, as the case may be, and (B) any Affiliate the Recipient or the Disclosing Party, as the case may be. The term “Representative,” as used in this ARTICLE X, shall include all directors, officers, shareholders, employees, representatives, advisors, attorneys, accountants and agents of the Recipient or the Disclosing Party, as the case may be. The term “person” as used in this ARTICLE X shall be broadly interpreted to include, without limitation, any corporation, company, group, partnership, Governmental Authority or individual.

Section 10.02. Definition of “Subject Information”. For purposes of this ARTICLE X, the term “Subject Information” means all information furnished to the Recipient or its Representatives (whether prepared by the Disclosing Party, its Representatives or otherwise and whether or not identified as being non-public, confidential or proprietary) by or on behalf of the Disclosing Party or its Representatives relating to or involving the business, operations or affairs of the Disclosing Party or otherwise in possession of the Disclosing Party. The term “Subject Information” shall not include information that (A) was already in the Recipient’s possession at the time it was first furnished to Recipient by or on behalf of Disclosing Party, if such information is not known by the Recipient to be subject to another confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Subsidiaries or another party, or (B) becomes generally available to the public other than as a result of a disclosure by the Recipient or its Representatives, or (C) becomes available to the Recipient on a non-confidential basis from a source other than the Disclosing Party, its Representative or otherwise, if such source is not known by the Recipient to be bound by a confidentiality agreement with or other obligation of secrecy to the Disclosing Party, its Representative or another party.

Section 10.03. Confidentiality. Each Recipient hereby agrees that the Subject Information will be used solely for the purpose of reviewing and evaluating the transactions contemplated by this Agreement and any other agreement contemplated hereby, and that the Subject Information will be kept confidential by the Recipient and the Recipient’s Representatives; but (A) any of such Subject Information may be disclosed to the Recipient’s Representatives (including the Recipient’s accountants, attorneys and investment bankers) who need to know such Subject Information for the purpose of evaluating any such possible transaction between the Disclosing Party and the Recipient (it being understood that such Representatives shall be informed by the Recipient of the confidential nature of such Subject Information and that the Recipient shall direct and cause such persons to treat such Subject Information confidentially); (B) any of such Subject Information may be disclosed by a Recipient who has been ordered by a court to do so or is required by law to do so provided Recipient has notified the Disclosing Party before such disclosure and cooperates with the Disclosing Party if the Disclosing Party elects to pursue legal means to contest and avoid the disclosure; and (C) any disclosure of such Subject Information may be made to which the Disclosing Party expressly consents in writing before any such disclosure by Recipient. For the avoidance of doubt, a Recipient is prohibited from, and shall be responsible for any of its Representatives who, use the Subject Information, directly or indirectly, to (Y) call on, service or solicit customers of the Disclosing Party or (Z) interfere with or damage (or attempt to interfere with or damage) any relationship between any such customer and the Disclosing Party.

Section 10.04. Securities Law Concerns. Each Recipient hereby acknowledges that the Recipient is aware, and the Recipient will advise the Recipient’s Representatives who are informed as to the matters that are the subject of this Agreement, that the United States securities laws prohibit any person who has received material, non-public information from an issuer of securities from purchasing or selling securities of such issuer or from communicating such information to any other person under circumstances in which it is reasonably foreseeable that such person is likely to purchase or sell such securities.

Section 10.05. Return of Subject Information. If this Agreement is terminated for any reason, the Recipient shall promptly return to the Disclosing Party all written material containing or reflecting any of the Subject Information, other than information contained in any application, notice or other document filed with any Governmental Authority and not returned to the Recipient by such Governmental Authority. In making any such filing, the Recipient will request confidential treatment of such Subject Information included in any application, notice or other document filed with any Governmental Authority.

ARTICLE XI

MISCELLANEOUS

Section 11.01. No Survival of Representations and Warranties. The parties hereto agree that all of the representations, warranties and covenants contained in this Agreement shall terminate and be extinguished at Closing, except for those covenants that specifically require performance after the Closing. Nothing in this Section 11.01 shall limit or otherwise affect the remedies available to IBG or BOHI, as the case may be, with respect to a cause of action arising out of an intentional misrepresentation by BOHI or IBG, respectively.

Section 11.02. Expenses. Except as specifically provided in this Agreement, all costs and expenses incurred in connection with this Agreement and all agreements and documents contemplated hereby, and the consummation of the transactions contemplated hereby and thereby, shall be borne and paid by the party incurring such costs or expenses.

Section 11.03. Brokerage Fees and Commissions. BOHI shall not have any responsibility or liability for any fees, expenses or commissions payable to any agent, representative or broker of IBG or Independent Bank, and IBG hereby agrees to indemnify and hold harmless BOHI for any amounts owed to any agent, representative or broker of IBG or Independent Bank. IBG shall have no responsibility or liability for any other fees, expenses or commissions payable to any agent, representative or broker of BOHI or Bank of Houston and BOHI hereby agrees to indemnify and hold harmless IBG for any amounts owed to any other agent, representative or broker of BOHI or Bank of Houston.

Section 11.04. Entire Agreement. This Agreement (including the documents and instruments referred to herein) and the other agreements, documents, schedules and instruments executed and delivered by the parties to each other at the Closing constitute the full understanding of the parties, a complete allocation of risks between them and a complete and exclusive statement of the terms and conditions of their agreement relating to the subject matter hereof, and supersede any and all prior agreements, whether written or oral, that may exist between the parties with respect thereto. Except as otherwise specifically provided in this Agreement, no conditions, usage of trade, course of dealing or performance, understanding or agreement purporting to modify, vary, explain or supplement the terms or conditions of this Agreement shall be binding unless hereafter or contemporaneously herewith made in writing and signed by the party to be bound, and no modification shall be effected by the acknowledgment or acceptance of documents containing terms or conditions at variance with or in addition to those set forth in this Agreement. Each party to this Agreement acknowledges that, in executing and delivering this Agreement, it has relied only on the written representations, warranties and promises of the other parties hereto that are contained herein or in the other agreements executed by the parties contemporaneously with or, if contemplated hereby, subsequent to the execution of this Agreement, and has not relied on the oral statements of any other party or its representatives.

Section 11.05. [Reserved].

Section 11.06. Severability. If any term or other provision of this Agreement is held to be illegal, invalid or unenforceable by any rule of law or public policy, such term or provision shall be fully severable and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision were not a part hereof, and all other conditions and provisions of this Agreement shall remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or unenforceable, there shall be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible and still be legal, valid and enforceable. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only as broad as is enforceable.

Section 11.07. Notices. All notices, requests, claims, demands, instructions and other communications required or permitted to be given under this Agreement after the date hereof by any party hereto to any other party shall be in writing; and may be delivered personally, by nationally-recognized overnight courier service, by United States mail, or by e-mail or facsimile transmission, to such party at the address or transmission numbers set forth below:

A.        If given to BOHI, or to an officer thereof, in such officer’s official capacity, at BOHI’s mailing address or transmission number set forth below (or such address or transmission number as BOHI may give notice to IBG by like notice):

Mr. James D. Stein

President and CEO

BOH Holdings, Inc.

750 Bering Drive, Ste. 100

Houston, TX 77057

Email: jstein@bankhouston.com

with a copy (which shall not constitute notice) to:

Mr. Will Luedke, IV

Bracewell & Giuliani LLP

711 Louisiana Street, Suite 2300

Pennzoil Place South Tower

Houston, Texas 77002-2770

Facsimile: (713) 222-3256

Email: will.luedke@bgllp.com

B.        If given to IBG, or to an officer thereof, in such officer’s official capacity, at IBG’s mailing address or transmission number set forth below (or such address or transmission number as IBG may give notice to BOHI by like notice):

Mr. David Brooks

Chairman of the Board and CEO

Independent Bank Group, Inc.

1600 Redbud Blvd., Suite 400

McKinney, TX 75069

Facsimile: 972-562-5496

Email: drbrooks@independent-bank.com

with a copy (which shall not constitute notice) to:

Mark Haynie, Esq.

Haynie Rake Repass & Lowry, P.C.

14643 Dallas Parkway, Suite 550

Dallas, Texas 75254

Facsimile: (972) 716-1850

Email: mark@hrrpc.com

Any notice given pursuant to this Agreement shall be effective (i) in the case of personal delivery, e-mail or facsimile transmission, when received; (ii) in the case of mail, upon the earlier of actual receipt or three business days after deposit with the United States Postal Service, first class certified or registered mail, postage prepaid, return receipt requested; and (iii) in the case of nationally-recognized overnight courier service, one business day after delivery to the courier service together with all appropriate fees or charges and instructions for overnight delivery.

Section 11.08. GOVERNING LAW; VENUE. THIS AGREEMENT AND THE RIGHTS AND OBLIGATIONS OF EACH OF THE PARTIES SUBJECT TO THIS AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF TEXAS WITHOUT REGARD TO THE LAWS THAT MIGHT OTHERWISE GOVERN UNDER APPLICABLE PRINCIPLES OF CONFLICTS OF LAWS. IF A DISPUTE ARISES UNDER OR ARISES RELATED TO THIS AGREEMENT, THE PARTIES IRREVOCABLY AGREE THAT VENUE FOR SUCH DISPUTE SHALL LIE EXCLUSIVELY IN ANY COURT OF COMPETENT JURISDICTION IN COLLIN COUNTY, TEXAS.

Section 11.09. Multiple Counterparts; Electronic Transmission. For the convenience of the parties hereto, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original, and all counterparts hereof so executed by the parties hereto, whether or not such counterpart shall bear the execution of each of the parties hereto, shall be deemed to be, and shall be construed as, one and the same Agreement. An e-mail, facsimile or other electronic transmission of a signed counterpart of this Agreement shall be sufficient to bind the party or parties whose signature(s) appear thereon.

Section 11.10. Certain Definitions.

A.        “Affiliate” means any business entity, bank, or person that, directly or indirectly, controls, is controlled by, or is under common control with, such person in question. For the purposes of this definition, “control” (including, with correlative meaning, the terms “controlled by” and “under common control with”) as used with respect to any business entity, bank, or person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities or by contract or otherwise.

B.        “Best Knowledge” means the actual knowledge of executive officers of IBG or BOHI, as applicable, with respect to a particular matter, after reasonable inquiry.

C.        “Branch Locations” means (i) 750 Bering Drive, Ste. 100, Houston, Texas, (ii) 3900 Essex Lane, Ste. 100, Houston, Texas, (iii) 9601 Katy Freeway, Ste. 100, Houston, Texas, (iv) 1051 FM 1960 West, Houston, Texas, (v) 4120 Bellaire Boulevard, Houston, Texas and (vi) 2661 Royal Forest Drive, Kingwood, Texas.

D.        “Environmental Laws” means any applicable federal, state, or local laws or regulations, codes, or ordinances, now in effect and in each case as amended to date, including any judicial or administrative order, consent decree, judgment relating to pollution or protection of public or employee health or safety or the environment, including without limitation, the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended, 42 U.S.C. § 9601, et seq.; the Hazardous Materials Transportation

Authorization Act, as amended 49 U.S.C. § 5101, et. seq.; the Resource Conservation and Recovery Act of 1976, as amended, 42 U.S.C. § 6901, et. seq.; the Federal Water Pollution Control Act, as amended, 33 U.S.C. §1201, et. seq.; the Toxic Substances Control Act, 15 U.S.C. § 2601, et. seq.; the Clean Air Act, 42 U.S.C. §7401, et. seq.; and the Safe Drinking Water Act, 42 U.S.C. § 300f. et. seq.

E.        “Governmental Authority” means any United States or foreign federal, state or local court, administrative agency, commission or other governmental authority, Regulatory Agency or instrumentality thereof, in each case, of competent jurisdiction.

F.        “Hazardous Material” means any pollutant, contaminant, chemical, or toxic or hazardous substance, constituent, material or waste, or any other chemical, substances, constituent or waste including petroleum, including crude oil or any fraction thereof, or any petroleum product, defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws, or which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials such as asbestos and lead, but notwithstanding the foregoing or any other provision in this Agreement to the contrary, the words “Hazardous Material” shall not mean or include any such Hazardous Material used, generated, manufactured, stored, disposed of or otherwise handled in normal quantities in the ordinary course of the business of the Bank of Houston in compliance with all Environmental Laws, or such that may be naturally occurring in any ambient air, surface water, ground water, land surface or subsurface strata.

G.        “Investment Securities” means a security held by Bank of Houston and reflected as an asset of Bank of Houston in accordance with RAP.

H.        “Material Adverse Change” means any material adverse change in the financial condition, assets, properties, liabilities (absolute, accrued, contingent or otherwise), reserves, business or results of operations other than, in each case, any change, circumstance, event or effect relating to (i) any change occurring after the date hereof in any federal or state law, rule or regulation, which change affects banking institutions and their holding companies generally, including any change affecting the Deposit Insurance Fund administered by the FDIC, (ii) changes in general economic, legal, regulatory or political conditions affecting financial institutions generally, including changes in interest rates, credit availability and liquidity and currency exchange rates, (iii) general changes in credit markets or general downgrades in credit markets, (iv) changes in GAAP or RAP that affect financial institutions generally; (v) changes resulting from reasonable expenses (such as customary legal, accounting and investment advisor fees) incurred in connection with this Agreement, (vi) changes resulting from, acts of terrorism or war, (vii) changes resulting from payments of any amounts due, or the provision of any benefits to, any officer or employee under employment, change in control or severance agreements in effect as of the date hereof, or (viii) actions and omissions of IBG, Independent Bank, BOHI or Bank of Houston taken at the request, or with the prior written consent, of the other party hereto in contemplation of the transactions contemplated hereby.

I.        “Property” or “Properties” means all real property owned or leased by BOHI or Bank of Houston, including properties that Bank of Houston has foreclosed on as well as their respective premises and all improvements and fixtures thereon.

J.        “Regulatory Agency” means (i) the SEC, (ii) any self-regulatory organization, (iii) the FRB, (iv) the FDIC, (v) the TDB, and (vi) any other federal or state governmental or regulatory agency or authority.

K.        “Subsidiary” means, when used with reference to any entity, any corporation, a majority of the outstanding voting securities of which are owned, directly or indirectly, by such entity or any partnership, joint venture or other enterprise in which such entity has, directly or indirectly, any equity interest.

Section 11.11. Specific Performance. Each of the parties hereto acknowledges that the other party would be irreparably damaged and would not have an adequate remedy at law for money damages if any of the covenants contained in this Agreement were not performed in accordance with its terms or otherwise were materially breached. Each of the parties hereto therefore agrees that, without the necessity of proving actual damages or posting bond or other security, the other party shall be entitled to seek temporary and/or permanent injunction or injunctions to prevent breaches of such performance and to specific enforcement of such covenants in addition to any other remedy to which such other party may be entitled, at law or in equity.

Section 11.12. Attorneys’ Fees and Costs. If attorneys’ fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party shall be entitled to recover reasonable attorneys’ fees and costs incurred therein.

Section 11.13. Rules of Construction. When a reference is made in this Agreement to an Article, Section, Exhibit or Confidential Schedule, such reference shall be to an Article or Section of, or an Exhibit or Confidential Schedule to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision in this Agreement. Each use herein of the masculine, neuter or feminine gender shall be deemed to include the other genders. Each use herein of the plural shall include the singular and vice versa, in each case as the context requires or as is otherwise appropriate. The word “or” is used in the inclusive sense. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to its permitted successors or assigns.

Section 11.14. Binding Effect; Assignment. All of the terms, covenants, representations, warranties and conditions of this Agreement shall be binding upon, and inure to the benefit of and be enforceable by, the parties hereto and their respective heirs, successors, representatives and permitted assigns. Nothing expressed or referred to herein is intended or shall be construed to give any person other than the parties hereto any legal or equitable right, remedy or claim under or in respect of this Agreement, or any provision herein contained, it being the intention of the parties hereto that this Agreement, the assumption of obligations and statements of responsibilities hereunder, and all other conditions and provisions hereof are for the sole benefit of the parties to this Agreement and for the benefit of no other person. Nothing in this Agreement shall act to relieve or discharge the obligation or liability of any third party to any party to this Agreement, nor shall any provision give any third party any right of subrogation or action over or against any party to this Agreement. Notwithstanding any other provision of this Agreement, it is specifically intended by the parties to this Agreement that the persons entitled to the benefits of the covenants contained in Section 6.15 and Section 6.16 are third-party beneficiaries solely with respect to such sections. No party to this Agreement shall assign this Agreement, by operation of law or otherwise, in whole or in part, without the prior written consent of the other party. Any assignment made or attempted in violation of this Section 11.14 shall be void and of no effect.

Section 11.15. Public Disclosure. None of IBG, Independent Bank, BOHI or Bank of Houston will make, issue or release, or cause to be made, issued or released, any announcement, statement, press release, acknowledgment or other public disclosure of the existence, terms, conditions or status of this Agreement or the transactions contemplated hereby without the prior written consent of the other parties to this Agreement. Notwithstanding the foregoing, IBG and BOHI, upon prior notice to the other party, will be permitted to make (i) disclosure to their own officers, directors, employees and shareholders, and (ii) any public disclosures or governmental filings as legal counsel may deem necessary to maintain compliance with or to prevent violations of applicable federal or state laws or regulations or that may be necessary to obtain regulatory approval for the transactions contemplated hereby.

Section 11.16. Extension; Waiver. At any time before the Closing Date, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other party hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document, certificate or writing delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension of waiver shall be valid only if set forth in a written instrument signed on behalf of such party in the manner provided in Section 11.17, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. No party to this Agreement shall by any act (except by a written instrument given pursuant to Section 11.17) be deemed to have waived any right or remedy hereunder or to have acquiesced in any breach of any of the terms and conditions hereof. No failure to exercise, nor any delay in exercising any right, power or privilege hereunder by any party hereto shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver of any party of any right or remedy on any one occasion shall not be construed as a bar to any right or remedy that such party would otherwise have on any future occasion or to any right or remedy that any other party may have hereunder.

Section 11.17. Amendments. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after approval of this Agreement by the BOHI shareholders; but after the approval of this Agreement by the BOHI shareholders, there shall not be, without the further approval of the BOHI shareholders, any amendment of this Agreement that decreases the consideration to be paid for the BOHI Shares pursuant to Section 1.05 that materially and adversely affects the rights of the BOHI shareholders hereunder. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

[Signature Page to Follow]

[Signature Page to Agreement and Plan of Reorganization]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their duly authorized officers as of the date first above written.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks
Chairman of the Board and CEO

BOH HOLDINGS, INC.

By:	/s/ James D. Stein
James D. Stein
President and CEO

APPENDIX B—FAIRNESS OPINION OF SANDLER O’NEILL + PARTNERS, L.P.

November 21, 2013

Board of Directors

BOH Holdings, Inc.

750 Bering Drive, Suite 100

Houston, TX 77057

Ladies and Gentlemen:

BOH Holdings, Inc. (“BOH”) and Independent Bank Group, Inc. (“Independent”) have entered into an Agreement and Plan of Reorganization, dated as of November 21, 2013 (the “Agreement”), pursuant to which BOH will merge with and into Independent (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of BOH common stock issued and outstanding immediately prior to the Merger (the “BOH Common Stock”), other than certain shares specified in the Agreement, will be converted into the right to receive (a) cash in an amount equal to the quotient of (i) $34,000,000 divided by (ii) the number of BOH shares outstanding immediately before the Effective Time, and subject to adjustment as described in the Agreement (the “Per Share Cash Consideration”) and (b) a fraction of a share of Independent Common Stock equal to (i) the quotient of (x) $136,000,000 divided by (y) the number of BOH shares outstanding immediately before the Effective Time divided by (ii) $37.61 (the “Per Share Stock Consideration” and together with the Per Share Cash Consideration, the “Merger Consideration”) The terms of the Merger arc more fully described in the Agreement. Capitalized terms used herein without definition shall have the meanings given to such terms in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration to holders of BOH Common Stock.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of BOH that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of Independent that we deemed relevant; (iv) internal financial projections for BOH for the years ending December 31, 2013 through December 31,2016 as provided by the senior management of BOH; (v) median consensus publicly earnings estimates, pro forma for the recently announced Collin Bank and Live Oak Financial acquisitions, for Independent for the years ending December 31, 2013 , 2014 and 2015 as discussed with senior management of Independent and an estimated long-term growth rate for the years thereafter as discussed with senior management of Independent; (vi) the pro forma financial impact of the Merger on Independent based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and other synergies as determined by the senior management of Independent; (vii) a comparison of certain financial information for BOH and Independent with similar institutions for which publicly available information is available; (viii) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (ix) the current market environment generally and the banking environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of BOH the business, financial condition, results of operations and prospects of BOH and held similar discussions with certain members of senior management of Independent regarding the business, financial condition, results of operations and prospects of Independent.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by BOH and Independent or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of the respective managements of BOH and Independent that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of BOH and Independent or any of their respective subsidiaries. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans of BOH and Independent. We did not make an independent evaluation of the adequacy of the allowance for loan losses of BOH and Independent, or the combined entity after the Merger and we have we not reviewed any individual credit files relating to BOH and Independent. We have assumed, with your consent, that the respective allowances for loan losses for both BOH and Independent are adequate to cover such losses and will be adequate on a pro forma basis for the combined entity.

In preparing its analyses, Sandler O’Neill used publicly earnings projections for Independent and internal long-term growth rates for 801 I and in each case as discussed with respective senior managements of BOH and Independent. Sandler O’Neill also received and used in its analyses certain projections of transaction costs, purchase accounting adjustments, expected cost savings and other synergies which were prepared by and/or reviewed with the senior management of Independent. With respect to those projections, estimates and judgments, the respective managements of BOH and Independent confirmed to us that those projections, estimates and judgments reflected the best currently available estimates and judgments of those respective managements of the future financial performance of BOH and Independent, respectively, and we assumed that such performance would be achieved. We express no opinion as to such estimates or the assumptions on which they are based. We have also assumed that there has been no material change in BOH’s and Independent’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that BOH and Independent will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the Agreement are not waived and that the Merger will qualify as a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice BOH has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We will receive a fee for rendering this opinion and BOH has also agreed to indemnify us against certain liabilities arising out of our engagement. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to BOH and Independent and their affiliates. Sandler O’Neill has provided certain investment banking services and has received customary fees for those services.

Our opinion is directed to the Board of Directors of BOH in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of BOH as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration to holders of BOH Common Stock and does not address the underlying business decision of BOH to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for BOH or the effect of any other transaction in which BOH might engage. This opinion shall not be reproduced or used for any other purposes, without Sandler O’Neill’s prior written consent. This Opinion has been approved by Sandler O’Neill’s fairness opinion committee. We do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Merger by any officer, director, or employees, or class of such persons, relative to the compensation to be received in the Merger by any other shareholder.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration is fair to holders of BOH Common Stock from a financial point of view.

Very truly yours,

/s/ Sandler O’Neill + Partners, L.P.

Sandler O’Neill + Partners, L.P.

(End of Appendix B)

APPENDIX C—FAIRNESS OPINION OF STERNE, AGEE & LEACH, INC.

November 21, 2013

Board of Directors

Independent Bank Group, Inc.

1600 Redbud Boulevard, Suite 400

McKinney, TX 75069

Members of the Board of Directors:

Independent Bank Group, Inc. (“IBTX”) and BOH Holdings Inc. (“BOH Holdings”) have entered into an Agreement and Plan of Reorganization dated November 21, 2013 (the “Agreement”), pursuant to which BOH Holdings will merge with and into IBTX, with IBTX as the surviving entity (the “Merger”). Under the terms of the Agreement, the shares of common stock of BOH Holdings that are issued and outstanding immediately before the effective time of the Merger, other than certain shares specified in the Agreement, shall be converted into the right to receive an aggregate $34,000,000 in cash, subject to adjustment pursuant to section 8.07 of the Agreement, and an aggregate 3,616,060 shares of common stock of IBTX, (the “Consideration”).

You have requested our opinion as to the fairness to IBTX, from a financial point of view, of the Consideration to be paid by IBTX in the Merger.

In arriving at our opinion, we have, among other things:

1.            Reviewed the Agreement dated November 21, 2013;

2.            Reviewed certain publicly available financial and business information of BOH Holdings, IBTX and their respective affiliates that we deemed to be relevant;

3.            Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities, liquidity and prospects of BOH Holdings and IBTX;

4.            Reviewed materials detailing the Merger prepared by BOH Holdings, IBTX and their respective affiliates and by their, legal and accounting advisors, as well as by BOH Holdings’ financial advisor;

5.            Conducted conversations with members of senior management and representatives of both BOH Holdings and IBTX regarding the matters described in clauses 1-4 above, as well as their respective businesses and prospects before and after giving effect to the Merger;

6.            Compared certain financial metrics of BOH Holdings and IBTX to other selected banks and thrifts that we deemed to be relevant;

7.            Analyzed the terms of the Merger relative to selected prior mergers and acquisitions involving a depository institution as the selling entity;

8.            Analyzed the Consideration offered relative to BOH Holdings’ book value and tangible book value as of September 30, 2013;

9.            Analyzed the projected pro forma impact of the Merger on certain projected balance sheet and capital ratios of IBTX;

10.            Analyzed the Consideration offered relative to BOH Holdings’ last twelve months net income as well as estimated net income for the projected fiscal years ending December 31, 2013, 2014 and 2015;

11.            Reviewed the overall environment for depository institutions in the United States; and

12.            Conducted such other financial studies, analyses and investigations and took into account such other matters as we deemed appropriate for purposes of this opinion, including our assessment of general economic, market and monetary conditions.

In preparing our opinion, we assumed and relied upon, without independent verification, the accuracy and completeness of the information provided to us by BOH Holdings, IBTX and their respective affiliates. In addition, where appropriate, we relied upon publicly available information, without independent verification, that we believe to be reliable, accurate, and complete. We have not been asked to and have not undertaken an independent verification of the reliability, accuracy, or completeness of any such information, and we do not assume any responsibility or liability for the accuracy or completeness thereof. With respect to the financial forecasts supplied to us, including any projections relating to transaction costs, purchase accounting adjustments or expected cost savings, we have assumed, with your consent, that they were reasonably prepared and reflect the best currently available estimates and judgments of management of BOH Holdings and IBTX as to future operating and financial performance, and we have assumed that such performance would be achieved. We express no opinion as to such financial projections and estimates or the assumptions upon which they are based. In addition, we have assumed that the Agreement is a valid, binding and enforceable agreement upon the parties, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform the covenants required to be performed by it under the under such agreements, that the conditions precedent to the agreements are not waived and that the agreements will not be terminated or breached by either party. We have also assumed that there has been no material change in the assets, liabilities, financial condition, results of operations, business or prospects of BOH Holdings or IBTX since either (i) the date of the last financial statements made available to us and (ii) the date of the Agreement, and that no legal, political, economic, regulatory or other developments has occurred that will adversely affect BOH Holdings or IBTX. We did not make an independent evaluation of the assets or liabilities of BOH Holdings, IBTX or their respective affiliates, including, but not limited to, any derivative or off-balance sheet assets or liabilities. In addition, we did not make an independent evaluation of the adequacy of the allowance for loan losses of IBTX or BOH Holdings, nor have we reviewed any individual credit files relating to IBTX or BOH Holdings. We have assumed, with your consent, that the respective allowances for loan losses of IBTX and BOH Holdings are adequate to cover such losses and will be adequate on a combined basis for the combined entity. We have relied upon and assumed, without assuming any responsibility for independent verification, the advice that IBTX has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement. Finally, we have assumed that all required governmental, regulatory, shareholder and third party approvals have or will be received in a timely fashion and without any conditions or requirements that could adversely affect the Merger.

Our opinion is necessarily based on economic, market, and other conditions as existed on and could be evaluated as of, and on the information made available to us as of, the date hereof. Events and developments occurring after the date hereof could materially affect the assumptions used in preparing this opinion, and we do not have any obligation to update, revise, reaffirm or withdraw this opinion or otherwise comment on events occurring after the date hereof. We express no opinion as to what the value of IBTX’s common stock will be when issued to the shareholders of BOH Holdings under the Agreement or the prices at which IBTX’s or BOH Holdings’ common stock may trade at any time.

Sterne, Agee & Leach, Inc. (“Sterne Agee”) is acting as financial advisor to IBTX in connection with the Merger and will receive fees from IBTX for our services, a significant portion of which are contingent upon the announcement of the Merger. Sterne Agee also will receive a fee in connection with the delivery of this opinion. In addition, IBTX has agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. Other than our engagement by IBTX in connection with the Merger, we have not provided investment banking services to BOH Holdings, IBTX or their respective affiliates over the past two years; however, we may do so in the future. In the ordinary course of our business as a broker-dealer, we may, from time to time, purchase securities from and sell securities to BOH Holdings, IBTX or their respective affiliates. We may also actively trade the securities of IBTX or their respective affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is directed solely to, and is for the use and benefit of, the Board of Directors of IBTX. Our opinion is limited to the fairness, from a financial point of view, to IBTX of the Consideration to be paid in the Merger by IBTX and does not address the underlying business decision of IBTX to engage in the Merger, the relative merits of the Merger relative to any strategic alternative that may be available to IBTX or the effect of any other transaction in which IBTX or BOH Holdings might engage. In addition, our opinion does not constitute a recommendation whether or not to engage in the Merger. In rendering this opinion, we express November 21,2013 no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any of the parties to the Merger relative to the aggregate Consideration. Further, we express no view or opinion as to any terms or other aspects of the Merger or as to how the stockholders of IBTX should vote at any IBTX stockholders meeting to be held in connection with the Merger. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor will this opinion be used for any other purposes, without the prior written consent of Sterne Agee. The issuance of this opinion has been approved by the Fairness Opinion Committee of Sterne Agee.

Based on and subject to the foregoing and such other matters we have deemed relevant, it is our opinion, as of the date hereof, that the Consideration to be paid in the Merger by IBTX is fair from a financial point of view to IBTX.

Very truly yours,

/s/ Sterne, Agee & Leach, Inc.

STERNE, AGEE & LEACH, INC.

(End of Appendix C)

APPENDIX D—RIGHTS OF DISSENTING OWNERS: CHAPTER 10, SUBCHAPTER H OF THE TEXAS BUSINESS ORGANIZATIONS CODE

CHAPTER 10. MERGERS, INTEREST EXCHANGES,

CONVERSIONS, AND SALES OF ASSETS

SUBCHAPTER H. RIGHTS OF DISSENTING OWNERS

§ 10.351. APPLICABILITY OF SUBCHAPTER.

(a)         This subchapter does not apply to a fundamental business transaction of a domestic entity if, immediately before the effective date of the fundamental business transaction, all of the ownership interests of the entity otherwise entitled to rights to dissent and appraisal under this code are held by one owner or only by the owners who approved the fundamental business transaction.

(b)         This subchapter applies only to a “domestic entity subject to dissenters’ rights,” as defined in Section 1.002. That term includes a domestic for-profit corporation, professional corporation, professional association, and real estate investment trust. Except as provided in Subsection (c), that term does not include a partnership or limited liability company.

(c)         The governing documents of a partnership or a limited liability company may provide that its owners are entitled to the rights of dissent and appraisal provided by this subchapter, subject to any modification to those rights as provided by the entity’s governing documents.

§ 10.352. DEFINITIONS.

In this subchapter:

(1)         “Dissenting owner” means an owner of an ownership interest in a domestic entity subject to dissenters’ rights who:

(A)         provides notice under Section 10.356; and

(B)         complies with the requirements for perfecting that owner’s right to dissent under this subchapter.

(2)        “Responsible organization” means:

(A)         the organization responsible for:

(i)         the provision of notices under this subchapter; and

(ii)         the primary obligation of paying the fair value for an ownership interest held by a dissenting owner;

(B)         with respect to a merger or conversion:

(i)         for matters occurring before the merger or conversion, the organization that is merging or converting; and

(ii)        for matters occurring after the merger or conversion, the surviving or new organization that is primarily obligated for the payment of the fair value of the dissenting owner’s ownership interest in the merger or conversion;

(C)         with respect to an interest exchange, the organization the ownership interests of which are being acquired in the interest exchange; and

(D)         with respect to the sale of all or substantially all of the assets of an organization, the organization the assets of which are to be transferred by sale or in another manner.

§ 10.353. FORM AND VALIDITY OF NOTICE.

(a)         Notice required under this subchapter:

(1)         must be in writing; and

(2)         may be mailed, hand-delivered, or delivered by courier or electronic transmission.

(b)         Failure to provide notice as required by this subchapter does not invalidate any action taken.

§ 10.354. RIGHTS OF DISSENT AND APPRAISAL.

(a)         Subject to Subsection (b), an owner of an ownership interest in a domestic entity subject to dissenters’ rights is entitled to:

(1)         dissent from:

(A)         a plan of merger to which the domestic entity is a party if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of merger;

(B)         a sale of all or substantially all of the assets of the domestic entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the sale;

(C)         a plan of exchange in which the ownership interest of the owner is to be acquired;

(D)         a plan of conversion in which the domestic entity is the converting entity if owner approval is required by this code and the owner owns in the domestic entity an ownership interest that was entitled to vote on the plan of conversion; or

(E)         a merger effected under Section 10.006 in which:

(i)         the owner is entitled to vote on the merger; or

(ii)         the ownership interest of the owner is converted or exchanged; and

(2)         Subject to compliance with the procedures set forth in this subchapter, obtain the fair value of that ownership interest through an appraisal.

(b)         Notwithstanding Subsection (a), subject to Subsection (c), an owner may not dissent from a plan of merger or conversion in which there is a single surviving or new domestic entity or noncode organization, or from a plan of exchange, if:

(1)         the ownership interest, or a depository receipt in respect of the ownership interest, held by the owner is part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are, on the record date set for purposes of determining which owners are entitled to vote on the plan of merger, conversion, or exchange, as appropriate:

(A)         listed on a national securities exchange; or

(B)         held of record by at least 2,000 owners;

(2)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration that is different from the consideration to be provided to any other holder of an ownership interest of the same class or series as the ownership interest held by the owner, other than cash instead of fractional shares or interests the owner would otherwise be entitled to receive; and

(3)         the owner is not required by the terms of the plan of merger, conversion, or exchange, as appropriate, to accept for the owner’s ownership interest any consideration other than:

(A)         ownership interests, or depository receipts in respect of ownership interests, of a domestic entity or noncode organization of the same general organizational type that, immediately after the effective date of the merger, conversion, or exchange, as appropriate, will be part of a class or series of ownership interests, or depository receipts in respect of ownership interests, that are:

(i)         listed on a national securities exchange or authorized for listing on the exchange on official notice of issuance; or

(ii)         held of record by at least 2,000 owners;

(B)         cash instead of fractional ownership interests the owner would otherwise be entitled to receive; or

(C)         any combination of the ownership interests and cash described by Paragraphs (A) and (B).

(c)         Subsection (b) shall not apply to a domestic entity that is a subsidiary with respect to a merger under Section 10.006.

§ 10.355. NOTICE OF RIGHT OF DISSENT AND APPRAISAL.

(a)         A domestic entity subject to dissenters’ rights that takes or proposes to take an action regarding which an owner has a right to dissent and obtain an appraisal under Section 10.354 shall notify each affected owner of the owner’s rights under that section if:

(1)         the action or proposed action is submitted to a vote of the owners at a meeting; or

(2)         approval of the action or proposed action is obtained by written consent of the owners instead of being submitted to a vote of the owners.

(b)         If a parent organization effects a merger under Section 10.006 and a subsidiary organization that is a party to the merger is a domestic entity subject to dissenters’ rights, the responsible organization shall notify the owners of that subsidiary organization who have a right to dissent to the merger under Section 10.354 of their rights under this subchapter not later than the 10th day after the effective date of the merger. The notice must also include a copy of the certificate of merger and a statement that the merger has become effective.

(c)         A notice required to be provided under Subsection (a) or (b) must:

(1)         be accompanied by a copy of this subchapter; and

(2)         advise the owner of the location of the responsible organization’s principal executive offices to which a notice required under Section 10.356(b)(1) or (3) may be provided.

(d)         In addition to the requirements prescribed by Subsection (c), a notice required to be provided under Subsection (a)(1) must accompany the notice of the meeting to consider the action, and a notice required under Subsection (a)(2) must be provided to:

(1)         each owner who consents in writing to the action before the owner delivers the written consent; and

(2)         each owner who is entitled to vote on the action and does not consent in writing to the action before the 11th day after the date the action takes effect.

(e)         Not later than the 10th day after the date an action described by Subsection (a)(1) takes effect, the responsible organization shall give notice that the action has been effected to each owner who voted against the action and sent notice under Section 10.356(b)(1).

§ 10.356. PROCEDURE FOR DISSENT BY OWNERS AS TO ACTIONS; PERFECTION OF RIGHT OF DISSENT AND APPRAISAL.

(a)         An owner of an ownership interest of a domestic entity subject to dissenters’ rights who has the right to dissent and appraisal from any of the actions referred to in Section 10.354 may exercise that right to dissent and appraisal only by complying with the procedures specified in this subchapter. An owner’s right of dissent and appraisal under Section 10.354 may be exercised by an owner only with respect to an ownership interest that is not voted in favor of the action.

(b)         To perfect the owner’s rights of dissent and appraisal under Section 10.354, an owner:

(1)         if the proposed action is to be submitted to a vote of the owners at a meeting, must give to the domestic entity a written notice of objection to the action that:

(A)         is addressed to the entity’s president and secretary;

(B)         states that the owner’s right to dissent will be exercised if the action takes effect;

(C)         provides an address to which notice of effectiveness of the action should be delivered or mailed; and

(D)         is delivered to the entity’s principal executive offices before the meeting;

(2)         with respect to the ownership interest for which the rights of dissent and appraisal are sought:

(A)         must vote against the action if the owner is entitled to vote on the action and the action is approved at a meeting of the owners; and

(B)         may not consent to the action if the action is approved by written consent; and

(3)         must give to the responsible organization a demand in writing that:

(A)         is addressed to the president and secretary of the responsible organization;

(B)         demands payment of the fair value of the ownership interests for which the rights of dissent and appraisal are sought;

(C)         provides to the responsible organization an address to which a notice relating to the dissent and appraisal procedures under this subchapter may be sent;

(D)         states the number and class of the ownership interests of the domestic entity owned by the owner and the fair value of the ownership interests as estimated by the owner; and

(E)         is delivered to the responsible organization at its principal executive offices at the following time:
(i)         not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(e) that the action has taken effect, if the action was approved by a vote of the owners at a meeting;

(ii)         not later than the 20th day after the date the responsible organization sends to the owner the notice required by Section 10.355(d)(2) that the action has taken effect, if the action was approved by the written consent of the owners; or

(iii)         not later than the 20th day after the date the responsible organization sends to the owner a notice that the merger was effected, if the action is a merger effected under Section 10.006.

(c)         An owner who does not make a demand within the period required by Subsection (b)(3)(E) or, if Subsection (b)(1) is applicable, does not give the notice of objection before the meeting of the owners is bound by the action and is not entitled to exercise the rights of dissent and appraisal under Section 10.354.

(d)         Not later than the 20th day after the date an owner makes a demand under Subsection (b)(3), the owner must submit to the responsible organization any certificates representing the ownership interest to which the demand relates for purposes of making a notation on the certificates that a demand for the payment of the fair value of an ownership interest has been made under this section. An owner’s failure to submit the certificates within the required period has the effect of terminating, at the option of the responsible organization, the owner’s rights to dissent and appraisal under Section 10.354 unless a court, for good cause shown, directs otherwise.

(e)         If a domestic entity and responsible organization satisfy the requirements of this subchapter relating to the rights of owners of ownership interests in the entity to dissent to an action and seek appraisal of those ownership interests, an owner of an ownership interest who fails to perfect that owner’s right of dissent in accordance with this subchapter may not bring suit to recover the value of the ownership interest or money damages relating to the action.

§ 10.357. WITHDRAWAL OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)         An owner may withdraw a demand for the payment of the fair value of an ownership interest made under Section 10.356 before:

(1)         payment for the ownership interest has been made under Sections 10.358 and 10.361; or

(2)         a petition has been filed under Section 10.361.

(b)         Unless the responsible organization consents to the withdrawal of the demand, an owner may not withdraw a demand for payment under Subsection (a) after either of the events specified in Subsections (a)(1) and (2).

§ 10.358. RESPONSE BY ORGANIZATION TO NOTICE OF DISSENT AND DEMAND FOR FAIR VALUE BY DISSENTING OWNER.

(a)         Not later than the 20th day after the date a responsible organization receives a demand for payment made by a dissenting owner in accordance with Section 10.356(b)(3), the responsible organization shall respond to the dissenting owner in writing by:

(1)         accepting the amount claimed in the demand as the fair value of the ownership interests specified in the notice; or

(2)         rejecting the demand and including in the response the requirements prescribed by Subsection (c).

(b)         If the responsible organization accepts the amount claimed in the demand, the responsible organization shall pay the amount not later than the 90th day after the date the action that is the subject of the demand was effected if the owner delivers to the responsible organization:

(1)         endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)         signed assignments of the ownership interests if the ownership interests are uncertificated.

(c)         If the responsible organization rejects the amount claimed in the demand, the responsible organization shall provide to the owner:

(1)         an estimate by the responsible organization of the fair value of the ownership interests; and

(2)         an offer to pay the amount of the estimate provided under Subdivision (1).

(d)         If the dissenting owner decides to accept the offer made by the responsible organization under Subsection (c)(2), the owner must provide to the responsible organization notice of the acceptance of the offer not later than the 90th day after the date the action that is the subject of the demand took effect

(e)         If, not later than the 90th day after the date the action that is the subject of the demand took effect, a dissenting owner accepts an offer made by a responsible organization under Subsection (c)(2) or a dissenting owner and a responsible organization reach an agreement on the fair value of the ownership interests, the responsible organization shall pay the agreed amount not later than the 120th day after the date the action that is the subject of the demand took effect, if the dissenting owner delivers to the responsible organization:

(1)         endorsed certificates representing the ownership interests if the ownership interests are certificated; or

(2)         signed assignments of the ownership interests if the ownership interests are uncertificated.

§ 10.359. RECORD OF DEMAND FOR FAIR VALUE OF OWNERSHIP INTEREST.

(a)         A responsible organization shall note in the organization’s ownership interest records maintained under Section 3.151 the receipt of a demand for payment from any dissenting owner made under Section 10.356.

(b)         If an ownership interest that is the subject of a demand for payment made under Section 10.356 is transferred, a new certificate representing that ownership interest must contain:

(1)         a reference to the demand; and

(2)         the name of the original dissenting owner of the ownership interest.

§ 10.360. RIGHTS OF TRANSFEREE OF CERTAIN OWNERSHIP INTEREST.

A transferee of an ownership interest that is the subject of a demand for payment made under Section 10.356 does not acquire additional rights with respect to the responsible organization following the transfer. The transferee has only the rights the original dissenting owner had with respect to the responsible organization after making the demand.

§ 10.361. PROCEEDING TO DETERMINE FAIR VALUE OF OWNERSHIP INTEREST AND OWNERS ENTITLED TO PAYMENT; APPOINTMENT OF APPRAISERS.

(a)         If a responsible organization rejects the amount demanded by a dissenting owner under Section 10.358 and the dissenting owner and responsible organization are unable to reach an agreement relating to the fair value of the ownership interests within the period prescribed by Section 10.358(d), the dissenting owner or responsible organization may file a petition requesting a finding and determination of the fair value of the owner’s ownership interests in a court in:

(1)         the county in which the organization’s principal office is located in this state; or

(2)         the county in which the organization’s registered office is located in this state, if the organization does not have a business office in this state.

(b)         A petition described by Subsection (a) must be filed not later than the 60th day after the expiration of the period required by Section 10.358(d).

(c)         On the filing of a petition by an owner under Subsection (a), service of a copy of the petition shall be made to the responsible organization. Not later than the 10th day after the date a responsible organization receives service under this subsection, the responsible organization shall file with the clerk of the court in which the petition was filed a list containing the names and addresses of each owner of the organization who has demanded payment for ownership interests under Section 10.356 and with whom agreement as to the value of the ownership interests has not been reached with the responsible organization. If the responsible organization files a petition under Subsection (a), the petition must be accompanied by this list.

(d)         The clerk of the court in which a petition is filed under this section shall provide by registered mail notice of the time and place set for the hearing to:

(1)         the responsible organization; and

(2)         each owner named on the list described by Subsection (c) at the address shown for the owner on the list.

(e)         The court shall:

(1)         determine which owners have:

(A)         perfected their rights by complying with this subchapter; and

(B)         become subsequently entitled to receive payment for the fair value of their ownership interests; and

(2)         appoint one or more qualified appraisers to determine the fair value of the ownership interests of the owners described by Subdivision (1).

(f)         The court shall approve the form of a notice required to be provided under this section. The judgment of the court is final and binding on the responsible organization, any other organization obligated to make payment under this subchapter for an ownership interest, and each owner who is notified as required by this section.

(g)         The beneficial owner of an ownership interest subject to dissenters’ rights held in a voting trust or by a nominee on the beneficial owner’s behalf may file a petition described by Subsection (a) if no agreement between the dissenting owner of the ownership interest and the responsible organization has been reached within the period prescribed by Section 10.358(d). When the beneficial owner files a petition described by Subsection (a):

(1)         the beneficial owner shall at that time be considered, for purposes of this subchapter, the owner, the dissenting owner, and the holder of the ownership interest subject to the petition; and

(2)         the dissenting owner who demanded payment under Section 10.356 has no further rights regarding the ownership interest subject to the petition.

§ 10.362. COMPUTATION AND DETERMINATION OF FAIR VALUE OF OWNERSHIP INTEREST.

(a)         For purposes of this subchapter, the fair value of an ownership interest of a domestic entity subject to dissenters’ rights is the value of the ownership interest on the date preceding the date of the action that is the subject of the appraisal. Any appreciation or depreciation in the value of the ownership interest occurring in anticipation of the proposed action or as a result of the action must be specifically excluded from the computation of the fair value of the ownership interest.

(b)         In computing the fair value of an ownership interest under this subchapter, consideration must be given to the value of the domestic entity as a going concern without including in the computation of value any control premium, any minority ownership discount, or any discount for lack of marketability. If the domestic entity has different classes or series of ownership interests, the relative rights and preferences of and limitations placed on the class or series of ownership interests, other than relative voting rights, held by the dissenting owner must be taken into account in the computation of value.

(c)         The determination of the fair value of an ownership interest made for purposes of this subchapter may not be used for purposes of making a determination of the fair value of that ownership interest for another purpose or of the fair value of another ownership interest, including for purposes of determining any minority or liquidity discount that might apply to a sale of an ownership interest.

§ 10.363. POWERS AND DUTIES OF APPRAISER; APPRAISAL PROCEDURES.

(a)         An appraiser appointed under Section 10.361 has the power and authority that:

(1)         is granted by the court in the order appointing the appraiser; and

(2)         may be conferred by a court to a master in chancery as provided by Rule 171, Texas Rules of Civil Procedure.

(b)         The appraiser shall:

(1)         determine the fair value of an ownership interest of an owner adjudged by the court to be entitled to payment for the ownership interest; and

(2)         file with the court a report of that determination.

(c)         The appraiser is entitled to examine the books and records of a responsible organization and may conduct investigations as the appraiser considers appropriate. A dissenting owner or responsible organization may submit to an appraiser evidence or other information relevant to the determination of the fair value of the ownership interest required by Subsection (b)(1).

(d)         The clerk of the court appointing the appraiser shall provide notice of the filing of the report under Subsection (b) to each dissenting owner named in the list filed under Section 10.361 and the responsible organization.

§ 10.364. OBJECTION TO APPRAISAL; HEARING.

(a)         A dissenting owner or responsible organization may object, based on the law or the facts, to all or part of an appraisal report containing the fair value of an ownership interest determined under Section 10.363(b).

(b)         If an objection to a report is raised under Subsection (a), the court shall hold a hearing to determine the fair value of the ownership interest that is the subject of the report. After the hearing, the court shall require the responsible organization to pay to the holders of the ownership interest the amount of the determined value with interest, accruing from the 91st day after the date the applicable action for which the owner elected to dissent was effected until the date of the judgment.

(c)         Interest under Subsection (b) accrues at the same rate as is provided for the accrual of prejudgment interest in civil cases.

(d)         The responsible organization shall:

(1)         immediately pay the amount of the judgment to a holder of an uncertificated ownership interest; and

(2)         pay the amount of the judgment to a holder of a certificated ownership interest immediately after the certificate holder surrenders to the responsible organization an endorsed certificate representing the ownership interest.

(e)         On payment of the judgment, the dissenting owner does not have an interest in the:

(1)         ownership interest for which the payment is made; or

(2)         responsible organization with respect to that ownership interest.

§ 10.365. COURT COSTS; COMPENSATION FOR APPRAISER.

(a)         An appraiser appointed under Section 10.361 is entitled to a reasonable fee payable from court costs.

(b)         All court costs shall be allocated between the responsible organization and the dissenting owners in the manner that the court determines to be fair and equitable.

§ 10.366. STATUS OF OWNERSHIP INTEREST HELD OR FORMERLY HELD BY DISSENTING OWNER.

(a)         An ownership interest of an organization acquired by a responsible organization under this subchapter:

(1)         in the case of a merger, conversion, or interest exchange, shall be held or disposed of as provided in the plan of merger, conversion, or interest exchange; and

(2)         in any other case, may be held or disposed of by the responsible organization in the same manner as other ownership interests acquired by the organization or held in its treasury.

(b)         An owner who has demanded payment for the owner’s ownership interest under Section 10.356 is not entitled to vote or exercise any other rights of an owner with respect to the ownership interest except the right to:

(1)         receive payment for the ownership interest under this subchapter; and

(2)         bring an appropriate action to obtain relief on the ground that the action to which the demand relates would be or was fraudulent.

(c)         An ownership interest for which payment has been demanded under Section 10.356 may not be considered outstanding for purposes of any subsequent vote or action.

§ 10.367. RIGHTS OF OWNERS FOLLOWING TERMINATION OF RIGHT OF DISSENT.

(a)        The rights of a dissenting owner terminate if:

(1)         the owner withdraws the demand under Section 10.356;

(2)         the owner’s right of dissent is terminated under Section 10.356;

(3)         a petition is not filed within the period required by Section 10.361; or

(4)         after a hearing held under Section 10.361, the court adjudges that the owner is not entitled to elect to dissent from an action under this subchapter.

(b)         On termination of the right of dissent under this section:

(1)         the dissenting owner and all persons claiming a right under the owner are conclusively presumed to have approved and ratified the action to which the owner dissented and are bound by that action;

(2)         the owner’s right to be paid the fair value of the owner’s ownership interests ceases;

(3)         the owner’s status as an owner of those ownership interests is restored, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were not canceled, converted, or exchanged as a result of the action or a subsequent action;

(4)         the dissenting owner is entitled to receive the same cash, property, rights, and other consideration received by owners of the same class and series of ownership interests held by the owner, as if the owner’s demand for payment of the fair value of the ownership interests had not been made under Section 10.356, if the owner’s ownership interests were canceled, converted, or exchanged as a result of the action or a subsequent action;

(5)         any action of the domestic entity taken after the date of the demand for payment by the owner under Section 10.356 will not be considered ineffective or invalid because of the restoration of the owner’s ownership interests or the other rights or entitlements of the owner under this subsection; and

(6)         the dissenting owner is entitled to receive dividends or other distributions made after the date of the owner’s payment demand under Section 10.356, to owners of the same class and series of ownership interests held by the owner as if the demand had not been made, subject to any change in or adjustment to the ownership interests because of an action taken by the domestic entity after the date of the demand.

§ 10.368. EXCLUSIVITY OF REMEDY OF DISSENT AND APPRAISAL.

In the absence of fraud in the transaction, any right of an owner of an ownership interest to dissent from an action and obtain the fair value of the ownership interest under this subchapter is the exclusive remedy for recovery of:

(1)         the value of the ownership interest; or

(2)         money damages to the owner with respect to the action.

(End of Appendix D)

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers of Independent

Article VI of Independent’s certificate of formation and Article VI of Independent’s bylaws provide that Independent shall indemnify any person made a party to or involved in any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of Independent or is or was serving at the request of Independent as a director or officer of another foreign or domestic association, corporation, partnership, joint venture, trust or other entity, or employee benefit plan (whether such action, suit or proceeding is based in whole or in part on the sole or contributory gross or ordinary negligence of such person or otherwise).

Article VII of Independent’s certificate of formation provides that a director of Independent shall not be liable to Independent or its shareholders for monetary damages for an act or omission in the director’s capacity as a director, subject to certain limitations.

In Article VI of Independent’s certificate of formation and Article VI of Independent’s bylaws, Independent makes mandatory for directors and officers the indemnification provided for in Section 8.101 of the Texas Business Organizations Code (“TBOC”), which provides that, subject to certain limitations, a corporation may indemnify a governing person, former governing person, or delegate who was, is, or is threatened to be made a respondent in a proceeding to the extent permitted by Section 8.102 of the TBOC if it is determined in accordance with Section 8.103 of the TBOC that:

(1)         the person:

(A)         acted in good faith;

(B)         reasonably believed:

(i)         in the case of conduct in the person’s official capacity, that the person’s conduct was in the corporation’s best interests; and

(ii)         in any other case, that the person’s conduct was not opposed to the corporation’s best interests; and

(C)         in the case of a criminal proceeding, did not have a reasonable cause to believe the person’s conduct was unlawful.

(2)         with respect to expenses, the amount of expenses other than a judgment is reasonable; and

(3)         indemnification should be paid.

Independent has entered into indemnification agreements with the members of its board of directors (each an “indemnitee”). Each indemnification agreement requires Independent to indemnify each indemnitee to the fullest extent permitted by the TBOC and any successor statute thereto when such successor statute becomes applicable to Independent. Independent will also, among other things, make the indemnitee whole for costs in any action to establish indemnitee’s right to indemnification, whether or not wholly successful.

Independent also maintains directors’ and officers’ liability insurance.

The Amended and Restated Certificate of Formation and Third Amended and Restated Bylaws of the Registrant were previously filed with the Securities and Exchange Commission and are incorporated by reference into the registration statement.

Item 21.	Exhibits and Financial Statement Schedules

(a)         List of Exhibits

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of November 21, 2013, by and among the Registrant and BOH Holdings (included as Appendix A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-186354) (the “Registration Statement”))

3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.3 to the Registration Statement)

3.3	Third Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)

4.2	Form of Common Stock Purchase Warrant, with schedules of differences (incorporated herein by reference to Exhibit 4.2 to the Registration Statement)

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Form of Opinion of Andrews Kurth LLP regarding the legality of the securities being registered*

8.1	Form of Opinion of Andrews Kurth LLP as to certain tax matters*

8.2	Form of Opinion of Bracewell & Giuliani LLP as to certain tax matters*

23.1	Consent of McGladrey LLP, independent registered public accounting firm of the Registrant*

23.2	Consent of Harper & Pearson Company, P.C., independent accounting firm of BOH Holdings, Inc.*

23.3	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.4	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.5	Consent of Bracewell & Giuliani LLP, to be included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

99.1	Opinion of Sandler O’Neill + Partners, L.P. dated November 21, 2013 (included as Appendix B to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

Exhibit Number	Description

99.2	Opinion of Sterne, Agee & Leach, Inc. dated November 21, 2013 (included as Appendix C to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

99.3	Consent of Sandler O’Neill + Partners, L.P.*

99.4	Consent of Sterne, Agee & Leach, Inc.*

99.5	Forms of Proxy cards for Special Meeting for Shareholders of BOH Holdings*

99.6	Form of Proxy card for Special Meeting for Shareholders of Independent*

Exhibit 101.INS+	XBRL Instance Document

Exhibit 101.SCH+	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
+	Not deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, in accordance with Rule 406T of Regulation S-T.

(b)         Financial Statement Schedules

None. All other schedules for which provision is made in Regulation S-X of the Securities and Exchange Commission are not required under the related restrictions or are inapplicable, and, therefore, have been omitted.

(c)         Opinion of Financial Advisor

The Fairness Opinion of Sandler O’Neill + Partners, L.P., is furnished as Appendix B to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

The Fairness Opinion of Sterne, Agee & Leach, Inc., is furnished as Appendix C to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4.

Item 22.         Undertakings.

The undersigned registrant hereby undertakes:

(a)         (1)         To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)         To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii)         To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective Registration Statement; and

(iii)         To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)         That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)         To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(g)         (1)         The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(2)         The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(h)         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of McKinney, Texas, on January 15, 2014.

INDEPENDENT BANK GROUP, INC.

By:	/s/ David R. Brooks
David R. Brooks
Chairman and Chief Executive Officer

Power of Attorney

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in their respective capacities and on the respective dates indicated opposite their names. Each person whose signature appears below hereby authorizes each of David R. Brooks, Daniel W. Brooks and Torry Berntsen with full power of substitution, to execute in the name and on behalf of such person any amendment (including any post-effective amendment) to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith, making such changes in this Registration Statement as the registrant deems appropriate, and appoints David R. Brooks, Daniel W. Brooks and Torry Berntsen with full power of substitution, attorney-in-fact to sign any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act) hereto to this Registration Statement and to file the same, with exhibits thereto, and other documents in connection therewith and we do hereby ratify and confirm that said attorney and agent shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ David R. Brooks	Chairman, Chief Executive Officer and Director (Principal Executive Officer)	January 15, 2014
David R. Brooks

/s/ Michelle S. Hickox	Executive Vice President and Chief Financial Officer (Principal Financial and Principal Accounting Officer)	January 15, 2014
Michelle S. Hickox

/s/ Torry Berntsen	President, Chief Operating Officer and Director	January 15, 2014
Torry Berntsen

/s/ Daniel W. Brooks	Vice Chairman, Chief Risk Officer and Director	January 15, 2014
Daniel W. Brooks

/s/ M. Brian Aynesworth	Director	January 15, 2014
M. Brian Aynesworth

/s/ Douglas A. Cifu	Director	January 15, 2014
Douglas A. Cifu

Signature	Title	Date

/s/ William E. Fair	Director	January 15, 2014
William E. Fair

/s/ Craig E. Holmes	Director	January 15, 2014
Craig E. Holmes

/s/ Jack M. Radke	Director	January 15, 2014
Jack M. Radke

/s/ G. Stacy Smith	Director	January 15, 2014
G. Stacy Smith

/s/ Michael T. Viola	Director	January 15, 2014
Michael T. Viola

EXHIBIT LIST

Exhibit Number	Description

2.1	Agreement and Plan of Reorganization, dated as of November 21, 2013, by and among the Registrant and BOH Holdings (included as Appendix A to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

3.1	Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.1 to the Registrant’s Registration Statement on Form S-1 (Registration No. 333-186354) (the “Registration Statement”))

3.2	Certificate of Amendment to Amended and Restated Certificate of Formation of the Registrant (incorporated herein by reference to Exhibit 3.3 to the Registration Statement)

3.3	Third Amended and Restated Bylaws of the Registrant (incorporated herein by reference to Exhibit 3.2 to the Registration Statement)

4.1	Form of certificate representing shares of the Registrant’s common stock (incorporated herein by reference to Exhibit 4.1 to the Registration Statement)

4.2	Form of Common Stock Purchase Warrant, with schedules of differences (incorporated herein by reference to Exhibit 4.2 to the Registration Statement)

The other instruments defining the rights of holders of the long-term debt securities of the Registrant and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Registrant hereby agrees to furnish copies of these instruments to the Securities and Exchange Commission upon request.

5.1	Form of Opinion of Andrews Kurth LLP regarding the legality of the securities being registered*

8.1	Form of Opinion of Andrews Kurth LLP as to certain tax matters*

8.2	Form of Opinion of Bracewell & Giuliani LLP as to certain tax matters*

23.1	Consent of McGladrey LLP, independent registered public accounting firm of the Registrant*

23.2	Consent of Harper & Pearson Company, P.C., independent accounting firm of BOH Holdings, Inc.*

23.3	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 5.1 and incorporated herein by reference

23.4	Consent of Andrews Kurth LLP, to be included as part of its opinion filed as Exhibit 8.1 and incorporated herein by reference

23.5	Consent of Bracewell & Giuliani LLP, to be included as part of its opinion filed as Exhibit 8.2 and incorporated herein by reference

24.1	Power of Attorney of Directors and Officers of the Registrant, included on the signature page of this Form S-4 and incorporated herein by reference

Exhibit Number	Description

99.1	Opinion of Sandler O’Neill + Partners, L.P. dated November 21, 2013 (included as Appendix B to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

99.2	Opinion of Sterne, Agee & Leach, Inc. dated November 21, 2013 (included as Appendix C to the joint proxy statement/prospectus, which forms a part of this Registration Statement on Form S-4)

99.3	Consent of Sandler O’Neill + Partners, L.P.*

99.4	Consent of Sterne, Agee & Leach, Inc.*

99.5	Forms of Proxy cards for Special Meeting for Shareholders of BOH Holdings*

99.6	Form of Proxy card for Special Meeting for Shareholders of Independent*

Exhibit 101.INS+	XBRL Instance Document

Exhibit 101.SCH+	XBRL Taxonomy Extension Schema Document

Exhibit 101.CAL+	XBRL Taxonomy Extension Calculation Linkbase Document

Exhibit 101.DEF+	XBRL Taxonomy Extension Definition Linkbase Document

Exhibit 101.LAB+	XBRL Taxonomy Extension Label Linkbase Document

Exhibit 101.PRE+	XBRL Taxonomy Extension Presentation Linkbase Document

*	Filed herewith
+	Not deemed to be filed for purposes of Section 18 of the Securities and Exchange Act of 1934, as amended, in accordance with Rule 406T of Regulation S-T.